ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

GK/AK/826/2005

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, 07 July 2005

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's regulatory announcements from No 23/2005 to 44/2005 plus 1Q2005 figures under IFRS and FY2004 consolidated under PAS and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

Aneta Kiełbasa
Investor Relations Department

07/19

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sell of shares of 2 companies
Released	16:09 07-Apr-05
Number	7914K

Regulatory announcement 23/2005 dated 07 April 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 7 April 2005, on the basis of share transfer agreements, the Company sold shares in 2 maintenance and service companies for a total of PLN 1,980,000:

(1) 6,974 shares in Serwis Mazowsze Sp. z o.o. with a par value of PLN 100 each, representing 88.50% of the initial capital of Serwis Mazowsze and the same number of votes at its shareholders' meeting, for a total price of PLN 700,000.00 to ORLEN Centrum Serwisowe Sp. z o.o.;

(2) 12,608 shares in Serwis Nowa Wies Wielka Sp. z o.o. with a par value of PLN 100 each, representing 99.32% of the initial capital of Serwis Nowa Wies Wielka and the same number of votes at its shareholders' meeting, for a total price of PLN 1,280,000.00 to ORLEN Centrum Serwisowe Sp. z o.o.

Following the above transactions PKN ORLEN will not have any holding in any of the companies. Moreover, PKN ORLEN holds 99.94% of the initial capital of ORLEN Centrum Serwisowe Sp. z o.o.

The above transaction represents a further step in the process of selling PKN ORLEN's non-core businesses. As of the date of the transaction the companies employed 89 people.

Except in respect to the execution of the share transfer agreements referred to in the above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of shares in Naftoport
Released	16:36 15-Apr-05
Number	1403L

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 24/2005 dated 15 April 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, announces that on 14 April 2005, on the basis of share transfer agreements, the Company sold 24 shares with a par value PLN 589,000 representing 30.77% of the initial capital of Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" SP. Z o.o. ("Naftoport") to PERN "Przyjazn" S.A. ("PERN"). The main stipulations of the agreement are:

- The price for one share: PLN 2,820,512.82
- The total price for 24 shares: PLN 67,692,307.68
- The payment will be secured by a pledge on the shares

The agreement will be effective if all conditions are simultaneously fulfilled:

- The President of the Antimonopoly Office shall give unconditional consent for allowing the concentration of ownership by way of the acquisition by PERN of the Naftoport shares, or not issuing a decision regarding this matter within the time-frame which is allowable for this decision. On 13 April 2005 PERN was informed that the President of the Antimonopoly Office gave such a decision.
- Giving approval to the resolution of Naftoport shareholders – this condition was fulfilled on 24 January 2005
- The preemptive rights relating to the sale of shares by any shareholder of Naftoport will not be exercised – the condition was fulfilled on 21 January 2005

On 1 February 2005, at an Extraordinary General Meeting of Naftoport, shareholders accepted the changes to the company agreement. The altered agreement secures PKN ORLEN business arrangements and the remaining shareholders within the scope of the delivery guarantee.

At the same time PKN ORLEN, Naftoport and PERN signed long term commercial agreements which guarantee the security of crude oil delivery both by sea and inland. The above mentioned commercial agreements ensure the crude oil delivery opportunities by Naftoport on conditions not worse than before signing this agreement.

Following the above transactions PKN ORLEN will have a 17.95% stake in Naftoport. The remaining shareholders are:

- PERN – 67.95%
- Grupa LOTOS S.A. – 8.97%
- J & S Services Ltd. – 1.28%
- Port Polnocny – 3.85%

Except in respect to the execution of the share transfer and commercial agreements referred to above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Condition fulfilled Unipetrol
Released	18:19 20-Apr-05
Number	3285L

...N ORLEN SA
SEC File
82-5036

Regulatory announcement no 25/2005 dated 20 April, 2005

Unipetrol a.s. share purchase agreement condition fulfilled

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company, announces that on April 20, 2005 it received notification from the European Commission dated 20 April, 2005 regarding approval for the purchase from the National Property Fund of the Czech Republic ("**FNM**") 114,224,038 bearer shares in Unipetrol a.s. ("**Unipetrol**"), representing 62.99% of all bearer, issued and existing, shares in Unipetrol.

This fulfills the last condition regarding PKN ORLEN's conditional agreement to purchase shares in Unipetrol.

(See also regulatory announcement No. 41/2004 of June 4, 2004 regarding the conditional agreement, and No. 79/2004 of October 5, 2004, No. 88/2004 of December 16, 2004 regarding the fulfillment of conditions)

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report_IFRS
Released	07:00 21-Apr-05
Number	3326L

Regulatory announcement 26/2004 dated 20 April 2005

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby announces consolidated financial statement for full year 2004 prepared in accordance with International Financial Reporting Standards (IFRS).

INDEPENDENT AUDITOR'S REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have audited the accompanying consolidated balance sheet of Polski Koncern Naftowy ORLEN S.A. ("the Company") as of 31 December 2004, and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. *The International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of International Financial Reporting Standards ("IFRS"). IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.*

   Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognised in the Company's consolidated financial statements. As discussed in Note 2 to the accompanying consolidated financial statements, no fair value estimation of the above assets was performed by the Company, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated financial statements.

2. International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial

statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The revaluation was also not compliant with International Accounting Standard No 16 "Property, Plant and Equipment" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

In our opinion, except for the matters referred to in the paragraphs above, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Polski Koncern Naftowy ORLEN S.A. as of 31 December 2004, and of the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without further qualifying our opinion, we draw attention to the following:

(a) We also reported separately on the consolidated financial statements of the Company for the year ended 31 December 2004 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern consolidated financial statements are summarized in note 35 to the accompanying consolidated financial statements.

(b) As presented in note 30c to the accompanying consolidated financial statements, there is a tax inspection underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Tax Inspection Office in Krakow and its scope includes verification of excise tax and value added tax calculations and payments for the years 2002 and 2003. The results of this tax inspection and its potential impact on the accompanying consolidated financial statements are unknown as of the date of this opinion. Additionally on 5 April 2005, as a result of the proceeding carried out by the Custom Office, Rafineria Trzebinia S.A. received decisions issued by the Director of Custom Office in Krakow in which additional excise tax liability was set for the period May-June 2004 for the total amount of approximately PLN 60 million which were appealed by the company. As presented in the above note, as at the date of this opinion the final results of the above proceedings and their potential impact, as well as any potential impact of extending the above proceedings to the other periods, on the accompanying consolidated financial statements are not known.

As presented in notes 30c, 30m and 30n to the accompanying consolidated financial statements Supervisory Boards of Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A. and ORLEN Oil Sp. z o.o. passed resolutions on performing tax reviews and forensic procedures. As presented in the above notes as at the date of this opinion the above procedures were not finalized and their potential impact on the accompanying consolidated financial statements is not known.

As presented in notes 30c, 30m, 30n to the accompanying consolidated financial statements the Supervisory Boards of Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A. and ORLEN Oil Sp. z o.o. passed the resolutions on performing tax audit and forensic procedures. As it was presented in the above notes as at the date of this opinion the works were not finished and the potential impact on the accompanying consolidated financial statements is not known.

Ernst & Young

Warsaw, Poland
19 April 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE ANNUAL PERIODS ENDED 31 DECEMBER 2004
AND 31 DECEMBER 2003
PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS
TOGETHER WITH AUDITOR'S OPINION

POLSKI KONCERN NAFTOWY ORLEN S. A.
CONSOLIDATED BALANCE SHEETS
as of 31 December 2004 and 31 December 2003

	Note	31 December 2004	31 December 2003
		(in PLN milion)	
ASSETS			
Non-current assets			
Property, plant and equipment	5	9,681	9,807
Negative goodwill	6	(245)	(273)
Intangible assets	7	113	121
Financial assets	8	537	534
Investments accounted for using equity method	9	550	493
Deferred tax assets	25	42	15
Other non-current assets		9	18
Total non-current assets		**10,687**	**10,715**
Current assets			
Inventories	10	3,273	3.058
Trade and other receivables	11	2,957	2.513
Income tax receivables		23	65
Short-term investments	12	1,124	67
Deferred costs	13	92	80
Cash and cash equivalents	14	707	562
Other financial assets		154	89
Total current assets		**8,330**	**6,434**
Total assets		**19,017**	**17,149**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	20		
Common stock		534	534
Capital reserve		1,359	1,359
Hedge accounting-cash flow hedges		56	-
Revaluation reserve		855	856
Foreign exchange difference on subsidiaries		(7)	62
Retained earnings		8,888	6,699
Total shareholders' equity		**11,685**	**9,510**
Minority interests	15	**378**	**427**
Non-current liabilities			
Interest bearing borrowings	16	1,757	1,836
Provisions	17	900	616
Deferred tax liabilities	25	229	293
Total non-current liabilities		**2,886**	**2,745**
Current liabilities			
Trade and other payables and accrued expenses	18	3,787	3,231
Income tax liabilities		1	-
Interest bearing borrowings	16	242	1,195
Deferred income	19	17	14
Other liabilities		21	27
Total current liabilities		**4,068**	**4,467**
Total liabilities and shareholders' equity		**19,017**	**17,149**

POLSKI KONCERN NAFTOWY ORLEN S,A,
CONSOLIDATED INCOME STATEMENTS
for the years ended 31 December 2004and 31 December 2003

	Note	For the year ended 31 December 2004	31 December 2003
		(in PLN million)	
Revenue		**30,565**	**24,412**
Cost of sales	23	(24,444)	(19,986)
Gross profit		**6,121**	**4,426**
Other operating income		361	422
Distribution costs	23	(2,187)	(2,259)
Administrative expenses	23	(846)	(934)
Other operating expenses	23	(699)	(388)
Profit from operations		**2,750**	**1,267**
Financial income	24	425	279
Financial expenses	24	(258)	(377)
Income from investments accounted for using equity method		99	50
Profit before income tax and minority interests		**3,016**	**1,219**
Income tax	25	(565)	(198)
Profit after tax		**2,451**	**1,021**
Minority interests		(55)	(34)
Net profit		**2,396**	**987**
Basic earnings and the diluted earnings per share for the period (in zloty per share)		**5.60**	**2.35**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CASH FLOW STATEMENTS
For the years ended 31 December 2004 and 31 December 2003

	For the year ended	
	31 December 2004	31 December 2003
	(in PLN million)	
Cash flows from operating activities		
Net profit for the period	2,396	987
Adjustments for:		
Minority interests	55	34
Net income from investments accounted for under equity method	(99)	(50)
Depreciation and amortisation	1,219	1,207
Interest and dividend charges, net	(52)	29
Income tax on current period profit	565	198
Losses/(gains) on investing activities	41	(59)
(Increase) in receivables	(478)	(114)
(Increase) in inventories	(250)	(158)
Increase/ (decrease) in payables and accrued expenses	645	(111)
Increase in provisions	311	25
Other adjustments	(149)	14
Net income tax paid	(640)	(413)
Net cash flows from operating activities	**3,564**	**1,707**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(1,467)	(1,337)
Proceeds from sales of property, plant and equipment	63	40
Proceeds from sales of shares and stakes	41	17
Acquisition of shares and stakes	(28)	(56)
Acquisition of the business activity in Germany, net of cash acquired	-	(279)
Acquisition of short term securities	(1,233)	(62)
Proceeds from sales of short term securities	130	55
Dividends received	81	60
Interest received	24	25
Loans granted/repaid	7	83
Other	31	73
Net cash flows (used) in investing activities	**(2,351)**	**(1,381)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	864	4,452
Repayment of long-term and short-term loans and other borrowings	(1,582)	(4,207)
Interest paid	(59)	(116)
Dividends paid	(278)	(59)
Other	(13)	(12)

Net cash flows from / (used) in financing activities	(1,068)	58
Net increase in cash and cash equivalents	145	384
Cash and cash equivalents at the beginning of the year	562	178
Cash and cash equivalents at the end of the year	707	562

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2003
(in PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation
1 January 2003	**525**	**1,174**	**-**	**859**	**-**
	------	------	------	------	------
Issue of shares	9	-			
Share premium	-	185			
Foreign exchange gain on consolidation	-	-	-	-	62
Dividend	-	-	-	-	-
Net profit	-	-	-	-	-
Non-current assets impairment	-	-	-	(3)	-
Hedge accounting-cash flow hedges	-	-	-	-	-
	------	------	------	------	------
31 December 2003	**534**	**1,359**	**-**	**856**	**62**
	------	------	------	------	------

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2004
(in PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation
1 January 2004	**534**	**1,359**	**-**	**856**	**62**
	------	------	------	------	------
Foreign exchange on consolidation	-	-	-	-	(69)
Dividend	-	-	-	-	-
Net profit	-	-	-	-	-
Non-current assets impairment	-	-	-	(1)	-
Hedge accounting-cash flow hedges	-	-	74	-	-
Deferred tax resulting from the hedge accounting			(18)		
Increase of shares in net assets of the company Anwil S.A. resulting from the purchase of own shares to redeem	-	-	-	-	-
	------	------	------	------	------
31 December 2004	**534**	**1,359**	**56***	**855**	**(7)**
	------	------	------	------	------

* Including the amount of PLN (17) million, taking into account the deferred tax, resulting from hedge accounting in subsidiaries accounted for using the equity method

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In accordance with the resolution of the General Meeting of Shareholders held on 19 May 1999, which became effective on registration in the District Court of Plock on
20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production and sales of chemicals.

Until the second public offering, completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A. As at 31 December 2004 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company shares, the Polish State Treasury 10.2%, Bank of New York (as a depositor) held 10.62% shares and other shareholders owned 61.86% of the Company shares.
On 4 July 2003 the Company announced that Commercial Union OFE BPH CU WBK is in possession of 21,533,539 bearer shares of PKN ORLEN which account for 5.035% of the votes at the General Meeting of Shareholders of PKN ORLEN. On 2 March 2005 Commercial Union the stake of PKN ORLEN's shares possessed by OFE BPH CU WBK decreased and amounted to 21,040,915 shares which constituted 4.92% of voting rights at the General Shareholders Meeting.

2. Basis of presentation

(a) Accounting standards

The Group applied for these consolidated financial statements the International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" ("IAS 16"), and, as stated below, recognition of perpetual usufruct under International Financial Reporting Standard 1 ("IFRS 1").
In 2003 the IASB issued IFRS 1, which is valid for preparing financial statements for the periods starting 1 January 2004 or after that date. IFRS 1 concerns, apart from these entities, that prepare for the first time financial statements according to IFRS, also companies such as the Group of PKN ORLEN, that apply IFRS presently, but in whose financial statements there are statements on incompliance with certain standards. Particularly IFRS requires from the entity to present, in its opening balance prepared in compliance with IFRS, all assets and liabilities for which presentation is called for by IFRS. According to IFRS 1 the entity can perform valuation of a part of non-current assets at the fair value as at the day of IFRS adoption and recognize arisen value as its purchase cost on that day. The Group did not perform non-current assets valuation as at 31 December 2004 to present it as new purchase cost of the above mentioned assets which would result from IFRS 1.
Perpetual usufruct rights granted in past to the Group's companies on the basis of administrative decisions do meet definition of an asset. In relation to that they should be recognized in the Group's financial statements based on their fair value. The Group have not assessed fair value of these perpetual usufruct rights because until now it was not practically possible.
The Group plans to perform adequate valuations in 2005, so in the balance sheet as at the end of 2005 all assets and liabilities are presented according to IFRS.
The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN").
The consolidated financial statements were prepared under assumption that the Group entities will continue as going concerns for foreseeable future. As of the date of authorisation of the financial statements there are no facts or circumstances, indicating any threat of Group's entities continuation as going concerns.

(b) Change of the estimate of foreign currency differences

In 2004 the Group has changed the estimate of the closing rate used for reporting of monetary assets and liabilities expressed in foreign currencies. Until 31 December 2003 monetary assets expressed in foreign currencies were translated

with the lower of: a commercial bank's purchase rate and average exchange rate of the National Bank of Poland while liabilities were translated with the higher of: a commercial bank's selling rate and average exchange rate of the National Bank of Poland. Starting from 1 January 2004, for monetary assets and liabilities expressed in foreign currencies as at balance sheet day the same, average National Bank of Poland rate is applied as announced on the balance sheet day. The effect of this change amounted to PLN 26 million and had a positive impact on the net result of the current period.

(c) Changes in accounting standards

Since 1 January 2005 the Group companies will be applying international standards actualized by the International Accounting Standards Board. Presently the Group companies are assessing effects of applying new actualized standards. In March 2004 International Accounting Standards Board published IFRS 3 "Business combinations" ("IFRS 3") with revised provisions of IAS 36 and IAS 38. The new standard is applicable for the financial years beginning on or after 31 March 2004.

(d) Reorganisation of the Group

In connection with the Polish Government's restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganised the Polish oil sector in the years 1997 through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury. In particular, this reorganisation included the following transactions:

- before the merger of Centrala Produktow Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock
  - separation from CPN of Dyrekcja Eksploatacji Cystern Sp. z o.o. – the entity dealing with exploration of railway tanks for crude oil products transportation
  - sales of stakes in Naftobazy Sp. z o.o by CPN – operator of big warehouse facilities used to store crude oil products
- acquisition rafineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- merger of Petrochemia Plock with Centrala Produktow Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

To the extent of the Polish State Treasury's common control, this reorganisation was accounted for as a transaction under common control using the uniting of interests' method of accounting in analogy to the rules of International Accounting Standards No 22 "Business Combination" (IAS 22).

(e) Entities included in consolidated financial statements

These consolidated financial statements for the years ended 31 December 2004 and 31 December 2003 include following entities within the Group located in Poland and Germany, ie.:

	Share in total voting rights[1)]	
	31 December 2004	31 December 2003
	(in full %)	
PKN ORLEN	Dominant Company	
ORLEN Deutschland AG[3)]	100%	-
ORLEN Deutschland GmbH	-	100%
ORLEN Deutschland Immobilien GmbH	-	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)[2)]	100%	100%
Capital Group of ORLEN Petroprofit Sp. z o.o.[9)] including:	100%	85%
Petro-oil LCS Sp. z o.o.	100%	100%
Petrooktan Sp. z o.o.	51%	51%
ORLEN Morena Sp. z o.o.[10)]	100%	51%
Raf Trans Sp. z o.o.[6)]	99%	99%
ORLEN Transport Lublin Sp. z o.o.[5)]	-	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Slupsk Sp. z o.o.	97%	97%
ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Laboratorium Sp. z o.o.	95%	95%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN Transport Warszawa Sp. z o.o.	94%	94%
Capital Group of ORLEN– Oil Sp. z o.o. [7)]	92%	92%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	89%	89%
Petrotel Sp. z o.o.	89%	89%
Capital Group of of Anwil S.A. [8)] including:	84%	76%
Przedsiebiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	99%	99%
Przedsiebiorstwo Uslug Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Capital Group of of Rafineria Trzebinia S.A. including:	77%	77%
Energomedia Sp. z o.o.	100%	100%
Euronaft Sp. a o.o.	100%	100%
Nafto Wax Sp. z o.o.	100%	100%
Ekonaft Sp. z o.o.	99%	99%
Capital Group of of Rafineria Nafty Jedlicze S.A. including:	75%	75%
RAF-LAB Sp. z o.o.	100%	100%
RAF-ENERGIA Sp. z o.o.	100%	100%
RAF-KOLTRANS Sp. z o.o.	100%	100%
RAF-REMAT Sp. z o.o.	96%	96%
RAF-EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejow Przepracowanych-Organizacja Odzysku S.A.	81%	81%
Inowroclawskie Kopalnie Soli „Solino" S.A.	71%	71%

Capital Group of of Ship-Service S.A. including:	56%	56%
Bor-Farm Sp. z o.o.	100%	100%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Petrogaz Lapy Sp. z o.o. 4)	-	100%
ORLEN Polimer Sp. z o.o.	-	100%

1) Voting rights equals share in equity except for share in equity in Ship Service Capital Group which is 61%;

2) Since 2Q 2003 entity has been directly controlled by PKN ORLEN (previously Rafineria Trzebinia S.A. has directly controlled subsidiary)

3) In 2004 ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien were transformed into ORLEN Deutschland AG. As the result PKN OI owns shares in one organized company.

4) The entity was taken over by ORLEN Gaz Sp. z o.o. in 1Q 2004.

5) The entity was sold in 2Q 2004.

6) The entity previously consolidated by Rafineria Nafty Jedlicze S.A.

7) The entity previously consolidated by Rafineria Trzebinia S.A.

8) Possessed share changed due to purchase own shares by Anwil S.A. for redemption purposes

9) In 2004 the Group purchased additionally 15% of shares in Petroprofit Sp. z o.o.

10) In 2004 purchased additionally 49% of shares in Morena Sp. z o.o.

3. Measurement and reporting currency

The measurement of the Dominant Company and the reporting currency of these consolidated financial statements is Polish Zloty. For assets and liabilities expressed in foreign currencies as at the balance sheet day the same, average National Bank of Poland rate is applied as announced on the balance sheet day.
The financial statements of foreign entities are translated into Polish currency in the following way:

- balance sheet items are valued at average National Bank of Poland rate announced on the balance sheet day;
- profit and loss items at arithmetic average of average rates announced by National Bank of Poland for each day ending a month.

Exchange rate gains/losses resulted from such calculations are presented directly in equity as a separate element.

4. Statement of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the fixed assets being subject to revaluation and certain financial instruments.

(a) Principles of consolidation

- Subsidiaries

The consolidated financial statements of the Group include financial data of Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital or is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively, proportionally to share capital not belonging to the Dominant Company directly or indirectly through its subsidiaries.
The acquisition method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2 (c). Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

- Associates

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

- Joint ventures

Investments in joint ventures, where joint control is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in joint ventures is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.
All other investments are accounted for in accordance with IAS 39, "Financial Instruments: Recognition and Measurement" as further disclosed in Note 4(m).
Financial statements of subsidiaries, joint-ventures and associates were prepared for the year ended 31 December 2004.

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. Revaluations of property, plant and equipment were performed in Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were in general performed using the price indices determined by Central Statistical Office ("GUS") for individual groups of fixed assets. This is a departure from IAS 29, which requires application of a general price index. The revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.The last revaluation took place on 1 January 1995 and was designed to reflect the specific price level as of September 1994.
As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation reserve and therefore in shareholders' equity. The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a measurement unit current as of the end of hyperinflationary period. According to Polish law, the Group companies performed the revaluations, which increased net book value of property, plant and equipment by a total of PLN 859m. The amount equal to the difference between the depreciation on a revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subject to revaluations. Depreciation is based on the revalued amounts.

Property, plant and equipment are depreciated over their useful lives using a straight-line method. The following depreciation rates are used:

Buildings and constructions	1.5 - 10.0%
Plant and machinery	4.0 - 30.0%
Transportation vehicles and others	6.0 - 25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of economic benefits from items of property, plant and equipment.

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(c) Financial lease

Assets used on the basis of a rental, tenancy, lease agreement or other meeting appropriate criteria of IAS 17 "Leases" are included into non-current assets and recognized in the value lower of: fair value of the leased asset on inception of the lease agreement and carrying value of minimal lease payments.

Assets put to operational use on the basis of a rental, tenancy, lease agreement or other meeting appropriate criteria of IAS 17 are recognized as long term receivables equal to net value of the lease investment.

(d) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Negative goodwill represents the excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is recognised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit. The Group

amortises goodwill, which arose on the merger of CPN in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the Company.
Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identified in the company's plan for the acquisition and can be measured reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised; the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets; the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income. The amortisation period for the presented negative goodwill is 10 – 12 years from the date of purchase of shares.
All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations" where goodwill is not amortized but annually tested for impairment and negative goodwill is recognised in income statements. In relation to business combinations that took place before 31 March 2004 the Company starting from 1 January 2005 will stop depreciate goodwill removes from books the balance sheet value of the accumulated depreciation of goodwill and will test yearly its impairment. Negative goodwill will be removed from books, starting 1 January 2005, with simultaneous adjustment of the opening balance of the undistributed profit for previous years.

(e) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised using the straight-line method over their estimated useful economic life. The amortisation rates applied in relation to intangible assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may indicate impairment.
In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date separately from goodwill an intangible asset of the acquiree if the asset's fair value can be measured reliably.

In all business combinations taking place after 31 March 2004 intangibles are separated into indefinite and definite lives. Indefinite are not amortised but are subject to a yearly impairment test.

(f) Inventories

Inventories are valued at the lower of purchase price and cost and net realisable value less impairment. Net realisable value is the selling price in the ordinary course of business, less the costs of completion and distribution. Cost is determined on the basis of weighted average cost. For finished goods, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(g) Receivables

Trade receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, less allowance for doubtful debts.

(h) Cash and cash equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(i) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognised net of value added tax ("VAT"), excise tax, fuel charge and discounts. Revenue from sales of goods is recognised when delivery has taken place and transfer of risks and rewards has been completed. Income from realisation of cash flow hedge adjust the revenue.

(j) Borrowings

Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the period in which they are incurred, except for those which are directly attributable to the acquisition, construction or production of an asset and therefore capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Average capitalisation rates are calculated as a ratio of incurred borrowing costs and average balance of construction in progress. Borrowing costs are incurred until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.
Borrowings are initially recognised at the fair value of consideration received, net of transaction costs. They are subsequently carried at amortised cost using the effective interest rate method. The difference between net proceeds and redemption value is recognised in the net profit or loss for the period over the life of the borrowings.

(k) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee bonuses and retirement benefits for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service whereas retirement allowances are one–off payments on retirement, both depending on employee's average remuneration and length of service. Companies do not separate assets in order to settle liabilities resulting from the jubilee and retirement benefits. The jubilee and retirement bonus obligations are accounted for on an accrual basis. Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actuary has determined the net present value of these obligations using discount rate of 5% p.a. and an average wage inflation rate up to 3% p.a. Accrued obligations are those future discounted payments, adjusted by employee salary increase rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Actuarial gains and losses are recognised in the profit and loss account. During the 12 month periods ended 31 December 2004 and 31 December 2003 the Group companies paid the same amount of PLN 27m of jubilee and retirement bonuses combined.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement, except for amounts capitalised in accordance with Note 4 (j).

(m) Financial instruments

Financial assets are classified into the following categories: held-to-maturity, held-for-trading, available-for-sale and granted loans and own receivables. Financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity financial assets. Financial assets acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading. All other financial assets, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity financial assets are included in non-current assets unless they mature within 12 months of the balance sheet date. Financial assets held-for-trading are included in current assets. Available-for-sale financial assets are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of financial assets are recognised on the trade date. Financial assets are initially measured at purchase price, which is the fair value of the consideration given for them, including transaction cost.

Held-for-trading financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Changes in the fair values of held-for-trading financial assets are included in financial income or financial expense. Held-to-maturity financial assets are carried at amortised cost using the effective interest rate method.

Available-for-sale financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date unless they do not have a quoted market price in an active market and their fair value cannot be reliably measured by alternative valuation methods. Such available-for-sale financial assets are measured at cost less impairment.
Changes in fair value are recorded on the revaluation account if market price set on regulated active market exists or for which the fair value can be reliably determined. The decrease in the value of available-for-sale financial assets, below the original purchase cost, resulting from impairment is recognized in the income statement as financial costs.

Loans granted are carried at amortised cost.

Derivative financial instruments which are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

Derivative financial instruments which are designated as cash flow hedging instruments are carried at fair value, with changes in the fair value:

- recognised directly in equity through the statement of changes in equity for portion determined as an effective hedge;
- recognised in the income statement for ineffective portion
- cash flows from the settlement of hedge instruments being result of their periodical depreciation adjust the hedged position.

As a result of implementation in 2004 the the hedge accounting the Group presents the effective part (till the moment of realization and non-effective part of changes of fair value of financial instruments satisfying requirements of hedge accounting and constituting instruments hedging cash flows respectively in equity and income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for similarly to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, payables and accruals approximate their fair value.

Financial instruments are derecognised in the consolidated financial statements if control or right to them has been lost. Usually it occurs while selling a derivative instrument or in case when all cash flows from this derivative were transferred to the independent third party.

(n) Income tax

The income tax charge is based on profit for the year including deferred taxation. Deferred taxes are calculated using the balance sheet method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. For the purpose of deferred tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as a deferred tax asset in the period the investment tax allowance deduction is taken.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from

goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to realise.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(o) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the dilutive potential ordinary shares by the weighted average number of shares outstanding taking into account the conversion of all dilutive potential ordinary shares.

(p) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

(q) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so. Environmental provisions are periodically reviewed based on reports prepared by independent environmental specialists. The Company continuously performs land remediation that decreases the provision by its utilization.

(r) Management use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

5. Property, plant and equipment

	31 December 2004	31 December 2003
ıd	366	365
ildings and constructions	5,274	5,385
chinery and equipment	2,485	2,886
hicles and other	311	314
nstruction in progress	1,245	857
tal	**9,681**	**9,807**

The movements in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2003	137	8,631	8,899	977	486	19,13
Additions at cost	27	403	417	138	1,301	2,28
Acquisition of subsidiaries	210	418	334	11	-	97
Disposal of subsidiaries	-	-	(16)	(17)	-	(3
Reclassifications	-	4	(2)	(2)	-	
Disposals, including:	(9)	(194)	(739)	(61)	(930)	(1,93
Transfers to other groups of PPE*	-	-	-	-	(868)	(86
31 December 2003	**365**	**9,262**	**8,893**	**1,046**	**857**	**20,42**
1 January 2004	365	9,262	8,893	1,046	857	20,42
Additions at cost	29	428	323	112	1,292	2,18
Disposal of subsidiaries	-	(9)	-	(12)	-	(21
Reclassifications	-	4	(4)	-	-	
Disposals, including:	(28)	(165)	(216)	(46)	(902)	(1,35
Transfers to other groups of PPE*	-	-	-	-	(821)	(821
Exchange rate differences from ORLEN Deutschland valuation	(28)	(60)	(56)	(2)	-	(14
31 December 2004	**366**	**9,520**	**8,996**	**1,100**	**1,245**	**21,22**
Accumulated depreciation						
1 January 2003	-	3,500	5,870	671	-	10,04
Depreciation charge	-	389	700	106	-	1,19
Other charges	-	4	4	-	-	
Impairment	-	48	5	-	-	5
Acquisition of subsidiaries	-	59	140	8	-	20
Disposal of subsidiaries	-	-	(11)	(13)	-	(2
Reclassifications	-	3	(1)	(2)	-	
Disposals	-	(126)	(700)	(38)	-	(864
31 December 2003	-	**3,877**	**6,007**	**732**	-	**10,61**
1 January 2004	-	3,877	6,007	732	-	10,61
Depreciation charge	-	421	673	102	-	1,19
Other charges	-	1	2	-	-	
Impairment	-	39	19	-	-	5
Disposal of subsidiaries		(1)	-	(6)		(
Reclassifications	-	2	(2)	-	-	
Decreases, including:	-	(93)	(188)	(39)	-	(32
Exchange rate differences from valuation of ORLEN Deutchland	-	(10)	(24)	(2)	-	(3
31 December 2004	-	**4,246**	**6,511**	**789**	-	**11,54**
Net book value						
31 December 2003	**365**	**5,385**	**2,886**	**314**	**857**	**9,80**
31 December 2004	**366**	**5,274**	**2,485**	**311**	**1,245**	**9,68**

Transfers from construction in progress to other groups of PPE are presented in additions at cost.

According to IFRS 1, applicable from 1 January 2004, perpetual usufruct granted to the entities of the Group by virtue of law meets the definition of an asset. In accordance with the Framework for the Preparation and Presentation of Financial Statements prepared by the International Accounting Standards Board an asset is a resource controlled by the enterprise

as a result of past events and from which future economic benefits are expected to flow to the enterprise. Accordingly the asset should be recognized at its historical cost.

As at 31 December 2004 and 31 December 2003 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 167 million and PLN 464 million, respectively.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their estimated recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during the year 2003 and the year 2004 resulted from the restructuring process of the Company (integration with former CPN units) and mainly relate to idle gasoline warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 31 December 2004 and 31 December 2003 construction in progress included:

	31 December 2004	31 December 2003
Revamping of Olefins II production unit	864	471
Infrastructure of Olefins II	94	48
Intensification of IFP, Pyrotol, Butadiene	80	33
Intensification of Aromatics Extraction Installation	46	8
Infrastructure PP III and PE III	41	-
Change in technology of production of chlorine from diaphragme to membrane	28	-
Construction of installation of disoiling of paraffins	24	-
Construction of underground crude oil and petrol storage	17	9
Construction of desulfurization of petrol installation Cracking	16	-
Modernization of the sewing installation	10	-
Construction of biodiesel plant	8	-
Construction of installation of candle production	8	-
Increase of production capacity of Biturox installation	-	66
Construction in petrol warehouse in Ostrow Wielkopolski	-	38
Modernisation of wholesale site in Mosciska	-	26
Other construction in progress	9	158
Total	**1,245**	**857**

The Group companies record all scheduled maintenance and repairs as expenses when incurred.

The amounts of borrowing costs capitalised (including foreign currency gains/losses) for the year ended 31 December 2004 were PLN (132) million and for the year ended 31 December 2003 were PLN (1) million. The average capitalisation rate in the year ended 31 December 2004 was (7)% and in the year ended 31 December 2003 was (1)%.

6. Negative goodwill net

	31 December 2004	31 December 2003
Centrala Produktów Naftowych "CPN" S.A.*	51	61
Anwil S.A.	(237)	(276)
Orlen Deutschland A.G.	(70)	(75)
Other	11	17
Total	**(245)**	**(273)**

*Goodwill appeared by merger of Petrochemia Plock with CPN, in relation to the purchase of 19.43% of shares possessed by CPN employees.

Net changes in negative goodwill for the 12 months period ended 31 December 2004 and for the 12 months period ended 31 December 2003 were as follows:

	Year ended 31 December 2004	Year ended 31 December 2003
Gross amount, opening balance	**(402)**	**(322)**
Increase of negative goodwill on acquisition of German activities	-	(71)
Foreign exchange gains/losses on negative goodwill valuation of German activities as at balance sheet date	(4)	(9)
Other additions of goodwill/(negative goodwill)	14	-
Gross amount at the end of the period	**(392)**	**(402)**
Accumulated amortisation, opening balance	**129**	**100**
Charge for the period, net	18 1)	29 2)
Accumulated amortisation at the end of the period	**147**	**129**
Net book value at the end of the period	**(245)**	**(273)**

Negative goodwill does not relate to expected future losses and costs and it is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

1) PLN (16) million relates to goodwill amortisation and PLN 34 million relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement;

2) PLN (16) million relates to goodwill amortisation and PLN 45 million relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.

7. **Intangible assets**

	31 December 2004	31 December 2003
Software	15	12
Patents and trademarks	61	66
Other	37	43
Total	**113**	**121**

The movements of intangible assets in each period were as follows:

	Software	Patents and trademarks	Other	Total
Gross amount				
1 January 2003	16	175	33	224
Additions	7	15	15	37
Acquisition of subsidiaries	7	-	21	28
Disposals	(2)	(2)	(3)	(7)
31 December 2003	**28**	**188**	**66**	**282**
1 January 2004	28	188	66	282
Additions	11	26	15	52
Disposals	(4)	(1)	(12)	(17)
31 December 2004	**35**	**213**	**69**	**317**
Accumulated depreciation				
1 January 2003	13	91	13	117
Amortization charge	3	32	6	41
Acquisitions of subsidiaries	2	-	5	7
Disposals	(2)	(1)	(1)	(4)
31 December 2003	**16**	**122**	**23**	**161**
1 January 2004	16	122	23	161
Amortization charge	5	30	6	41
Impairment	-	-	6	6
Disposals	(1)	-	(3)	(4)
31 December 2004	**20**	**152**	**32**	**204**
Net book value				
31 December 2003	**12**	**66**	**43**	**121**
31 December 2004	**15**	**61**	**37**	**113**

8. Financial assets

a) available for sale investments

	31 December 2004	31 December 2003	Group interest in capital as at 31 December 2004	Group voting rights	Principal activity
Polkomtel S.A.	436	436	19.61%	19.61%	GSM mobile operator
AW SA Holland II B.V.	61	61	9.22%	9.22%	Dominant company of Autostrada Wielkopolska S.A.
Telewizja Familijna	26	26	11.96%	9.61%	Radio and television related activities
Other	55	29			
Total at cost	578	552			
Impairment	(52)	(40)			
Net value of available for sale investments	**526**	**512**			

b) loan granted

Other loans	11	22
Total	**11**	**22**

c) financial assets held to maturity

Telewizja Familijna S.A. bonds 1)	26	26
Impairment	(26)	(26)
Net value of financial assets held to maturity	-	-
Total net value of financial assets	**537**	**534**

1) On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was announced; net book value of shares and bonds as at 31 December 2004 and 31 December 2003 is subject to an impairment for the total amount of the assets

Available for sale investments as shown above are carried at cost less impairment charges since they do not have quoted market prices in an active market and their fair value cannot be reliably measured by alternative valuation methods.

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436m (19.61% interest) as at 31 December 2004. according to the Management Board of the Company on the basis of the analysis PKN ORLEN does not exercise influence on Polkomtel S.A., so Polkomtel S.A. is not an associate of PKN ORLEN.

As at 31 December 2004 PKN ORLEN had 9.22% share in AW S.A. Holland II B.V. ("AWSA") share capital at total purchase price of PLN 61 million. AWSA is the dominant holding company of Autostrada Wielkopolska S.A. that bears a licence to develop motorways in Poland. The Company owns a put option for shares of AW S.A. exercisable on each demand of PKN ORLEN till 31 December 2006 and call option valid till 7 January 2038 if Kulczyk Holding withdraws from the investment. Management of the Company believes that both options are fully exercisable. Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option on AWSA Holland II B.V. realisable on each demand between 1 January 2005 and 31 December 2006.

Shares of AWSA have no active market and, according to the Management Board, their fair value cannot be reliably

measured, so both put option, as well as call option was not valuated. Shares were presented in the balance sheet at purchase price.
The value of purchase of option was charged against costs of the period in which the option was purchased.

9. Investments accounted for using equity method

a) As at 31 December 2004 and 31 December 2003 the Group's investments accounted for using equity method were as follows:

	Recorded value using equity method as at 31 December 2004	Recorded value using equity method as at 31 December 2003	Group interest in equity as at 31 December 2004	Principal activity
Basell Orlen Polyolefins Sp. z o.o.	444	384	50%	production, distribution and sales of polyolefin
Naftoport Sp. z o.o.	52	52	48.71%	construction, operation and maintenance of loading station for liquid fuel
Other	54	57		
Total	**550**	**493**		

PKN ORLEN S.A. possesses a 50% stake in a joint venture – Basell ORLEN Polyolefins Sp. z o.o., producing, distributing and selling polyolefins.
As at 31 December 2004 and years ended that date, the stakes of the Group in the assets, liabilities, revenues and costs of a joint venture were as follows:

	31 December 2004	31 December 2003
Current assets	154	173
Fixed assets	861	526
Short term liabilities	98	179
Long term liabilities	347	-
Revenues	537	363
Own costs of sales	(444)	(319)
Administration costs	(9)	(6)
Financial costs	(4)	-
Profit before taxation	66	29
Income tax charges	(14)	(7)
Net profit	52	22

Basell Orlen Polyolefins does not prepare financial statements in accordance with International Financial Reporting Standards and does not possess an opinion from the audit of financial statements prepared in accordance with International Financial Reporting Standards.

10. Inventories

	31 December 2004	31 December 2003
Finished goods	1,094	971
Work in progress (semi-products)	324	285
Goods for resale	204	260
Materials and production supplies	1,651	1,542
Net inventories	**3,273**	**3,058**

The inventory write-offs to net realisable value amounted to PLN 7 million in the year ended 31 December 2004 and PLN 1million for the year ended 31 December 2003.

As at 31 December 2004 the carrying amount of inventories valued at net realisable value was PLN 26 million whereas at 31 December 2003 the carrying amount of inventories valued at net realisable value was PLN 71 million.

As at 31 December 2004 and 31 December 2003 the carrying amounts of inventories pledged as security for liabilities were PLN 14 million and PLN 37 million, respectively.

Starting from year 2002 the level of mandatory reserves is created on the basis of a schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) as to reach the level of 76 days of production or imports less export of the entity as at the end of 2008 (moreover the Ministry adequate for economy is responsible for setting economic fuel reserves: for liquid fuel in the quantity equal to 14 fuel consumption days in the current year). As at 31 December 2004 and 31 December 2003 the value of obligatory inventory reserves in the Group amounted to PLN 1,304 million and PLN 1,064 million.

11. Trade and other receivables

	31 December 2004	31 December 2003
Trade receivables	2,430	2,027
Tax receivables	213	226
Receivables due to disposal of stake in NOM	112	112
Other receivables	675	465
Gross receivables	3,430	2,830
Less allowance for doubtful debts	(473)	(317)
Net receivables	**3,957**	**2,513**

Total receivables include PLN 383 million of amounts in foreign currencies as at 31 December 2004 and PLN 421 million of amounts in foreign currencies as at 31 December 2003. Trade receivables relate primarily to the sales of finished goods and sales of goods bought for resale.
Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries principally in Poland and Germany.
The normal repayment periods of receivables related to sales is 14 to 30 days.
Maximum credit risk amounts to PLN 2,957 million. The Management believes that risk of doubtful receivables is reflected by the set allowance for doubtful accounts.

The impairment charges and changes therein for the years ended 31 December 2004 and 31 December 2003 were as follows:

	Year ended 31 December 2004	Year ended 31 December 2003
Allowance, beginning of year	317	292
Increase	259	118
Released	(96)	(84)

Written off	(7)	(9)
Allowance, end of period	**473**	**317**

12. Short-term securities

Short-term securities as at 31 December 2004 and 31 December 2003 included treasury bonds and treasury bills amounting to PLN 1,124 million and PLN 67 million respectively, including:

	31 December 2004	31 December 2003
Held-for-trading	85	52
Held-to-maturity	1,039	14
Loans granted and own receivables	-	1
Total	**1,124**	**67**

13. Deferred costs

	31 December 2004	**31 December 2003**
Prepayments	39	37
Insurance	22	20
Other	31	23
Total	**92**	**80**

14. Cash and cash equivalents

	31 December 2004	**31 December 2003**
Cash on hand and in bank	663	514
Cash in transit and cash equivalents	44	48
Total	**707**	**562**
Including: with limited possibility to dispose*	276	117

*including: as at 31 December 2004 – the amount of PLN 174,987 thousand constituting equivalent of CZK 1,304,900 thousand – cash on a restricted deposit account in Prague in relation to the planned purchase of UNIPETROL according to the Escrow Agreement signed on 21 June 2004 between the Czech National Property Fund, the Czech Consolidation Agency, PKN ORLEN and Komercni Banka.

Total cash and cash equivalents denominated in foreign currencies amount to PLN 472 million as at 31 December 2004 and to PLN 331 million as at 31 December 2003.

Taking into account cooperation of the Group's companies mainly with well-established Polish and international banks the risk relating to allocating cash and cash equivalents is significantly limited.

15. Minority interests

The minority interests represent part of the net assets of subsidiaries attributable that is not owned, directly or indirectly by the Company.

	31 December 2004	31 December 2003
Minority interests		
Beginning of the period	427	412
Decrease in equity of minority interest	(104)	(19)
Minority interest in the profit/loss of the Group's entities	55	34
End of the period	**378**	**427**

Minority interests by subsidiaries:

	31 December 2004	31 December 2003
Capital Group Anwil S.A.	162	207
Capital Group Rafineria Trzebinia S.A.	78	75
Capital Group Rafineria Nafty Jedlicze S.A.	37	33
Inowroclawskie Kopalnie Soli "Solino" S.A.	25	22
Petrolot Sp. z o.o.	25	25
Other	51	65
Total	**378**	**427**

In relation to the transactions of purchase of subsidiaries concluded after 31 March 2004 minority interest of subsidiaries are presented in compliance with IFRS 3. In relation to the purchase transactions dated before 31 March 2004 minority interests were presented in compliance with the benchmark treatment of IAS 22. The Group will restate those transactions in the financial statements for the year ended 31 December 2005 in accordance with IFRS 3.

16. Interest bearing borrowings

	Note	31 December 2004	31 December 2003
Bank loans	(a)	1,974	2,918
Other loans and borrowings	(b)	25	36
Short terms bonds	(c)	-	77
Total		**1,999**	**3,031**
Less:			
Short-term portion		242	1,195
Long-term portion		1,757	1,836

As at 31 December 2004 principal repayments fall due on:

	31 December 2004	31 December 2003
up to 1 year	242	1,195
from 1 year to 5 years	1,679	1,728
above 5 years	78	108
Total	**1,999**	**3,031**

The value of loans raised by the Group decreased by PLN 1,032m in the year ended 31 December 2004.
Change of the indebtedness results mostly from:

- drawing proceeds from syndicated loan:
  EUR 57m within the dual currency loan agreement*
  USD 19m within the dual currency loan agreement*
- issuance of bonds
  PLN 158m
- raising of a loan in PLN
  192m in Bank Pekao S.A.
  84m in PKO BP S.A.
  52m in BPH PBK S.A.
  37m in BH S.A.
  6m in Bank Millenium S.A.
- repaying of loans denominated in foreign currencies
  EUR 25m in Bank Pekao S.A.
- repayment of loans denominated in PLN
  53m in Millenium Bank S.A.
  441m in PKO BP S.A.
  105m in Bank Pekao S.A.
  284m in BH S.A.
  11m in Natinal Fund for Environmental Care
  12m in BPH PBK S.A.
  6m in ING Bank Slaski SA
- repayment of loans in German companies
  EUR 63m
- redemption of bonds
  PLN 239m
- PLN (335)m results from foreign exchange rate differences.

* The Syndicated Agreement on dual currency for the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in total in 2008. The loan can be utilized in EUR as well as in USD.

(a) Bank loans analysed by currency are as follows:

		31 December 2004	31 December 2003
Polish Zloty	(1)	427	897
U.S. Dollar	(2)	719	839
Swiss Franc	(3)	13	22
EUR	(4)	815	1,160
Total		**1,974**	**2,918**

As at 31 December 2004 and 31 December 2003 the level of fixed rates and margins relating to loans with floating rates was as follows:

Polish Zloty (1)

31 December 2004	Amount due	Lowest rate (%)	Highest rate (%)
Floating rate	427		
T/N WIBOR		0,09%	1,00%
1M WIBOR		0,07%	3,20%

3M WIBOR		0,40%	1,00%
Total Polish Zloty	**427**		
	U.S. Dollar (2)		
31 December 2004	**Amount due**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	719		
1M LIBOR		-	0,45%
3M LIBOR		-	0,40%
Total U.S. Dollar	**719**		
	Swiss Franc (3)		
31 December 2004	**Amount due**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	13		
3M LIBOR		-	1,00%
Total Swiss Franc	**13**		
	EUR (4)		
31 December 2004	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Fixed rate	113	4,17%	7,90%
Floating rate	702		
1M LIBOR		-	1,00%
3M EURIBOR		-	0,40%
Total EUR	**815**		
Total	**1,974**		
	Polish Zloty (1)		
31 December 2003	**Amount due**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	897		
T/N WIBOR		0,15%	1,00%
1T WIBOR		0,60%	2,50%
1M WIBOR		0,02%	3,20%
3M WIBOR		0,40%	1,00%
6M WIBOR		-	0,95%
Total Polish Zloty	**897**		
	U.S. Dollar (2)		
31 December 2003	**Amount due**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	839		
1W LIBOR		-	0.60%
1M LIBOR		-	1.00%
3M LIBOR		-	0.45%
Total U.S. Dollar	**839**		
	Swiss Franc (3)		
31 December 2003	**Amount due**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	22		
3M LIBOR		-	1.00%
Total Swiss Franc	**22**		
	EUR (4)		
31 December 2003	**Amount due**	**Lowest rate (%)**	**Highest rate (%)**
Fixed rate	163	4.17%	7.90%
Floating rate	997		
3M LIBOR		0.45%	1.00%
1M EURIBOR		0.16%	0.50%
3M EURIBOR		-	0.45%
6M EURIBOR		-	0.30%
Total EUR	**1,160**		
Total	**2,918**		

As at 31 December 2004 and 31 December 2003 interest rates for selected basis were as presented:

	31 December 2004	31 December 2003
O/N Wibor	6,64%	5,33%
T/N Wibor	6,67%	5,33%
1W Wibor	6,66%	5,35%
1M Wibor	6,66%	5,41%
3M Wibor	6,64%	5,60%
6M Wibor	6,61%	5,69%
1 M Euribor	2,128%	2,101%
3 M Euribor	2,155%	2,124%
6 M Euribor	2,215%	2,168%
1W Libor (USD)	2,3363%	1,0888%
1M Libor (USD)	2,4000%	1,1200%
3M Libor (USD)	2,5644%	1,1519%
1M Libor (EUR)	2,1281%	2,1001%
3M Libor (EUR)	2,1544%	2,1230%
3M Libor (CHF)	0,7167%	0,2600%
NBP discount rate	7,00%	5,75%

In 2004 and 2003 the average effective interest rate for loans denominated in PLN amounted respectively to 6.43% and 6.04% and for loans denominated in other currencies amounted respectively to 2.37% and 2.14%.
As at 31 December 2004 PLN 358 million of Group's assets were pledged as a collateral for loans, compared with PLN 554 million as at 31 December 2003.

(b) Other loans and borrowings

	31 December 2004	31 December 2003
Voivodship Fund for Environmental Care	-	1
National Fund for Environmental Care	25	35
Total	**25**	**36**

As at 31 December 2004 loans and borrowings were subject to floating interest rates at the level of 2.80% - 9.00% and as at 31 December 2003 1.44% - 9.00%

(c) Bonds issued by PKN ORLEN

As at 31 December 2004 there were no liabilities in the Group relating to issued financial instruments.
The Group continuously monitors opportunities to obtain loans based on more favourable terms in the aspect of changes in market conditions.
The Group is granted loans both in PLN and foreign currencies, being subject mainly to floating rates.
As at 31 Decmeber 2004 according to the agreements concluded with banks the Group had unused floating rate loan facilities in the amount of PLN 617 million.
Fair value of loans and borrowings is similar to their balance sheet value because the loan terms mainly reflect current market conditions.

17. Provisions

	31 December 2004	31 December 2003
Environmental provisions	490	407
Jubilee awards and retirement bonuses	195	159
Penalties, compensation, other	88	22
Employee compensation plan	70	-
Other provisions	57	28
Total	**900**	**616**

The Group companies have a legal or constructive obligation to restore contaminated sites of production facilities, fuel stations and warehouses bases. In years 2000-2004 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by independent experts. The amount of the environmental provision

was reassessed by the Management Board on the basis of independent professional consultants' analysis. The amount of the provision is comparable with the best assessment of the Management Board concerning future expenditures taking into account the average level of necessary costs to remove contamination, by facilities constituting the grounds of creating the provision.

The movements in provisions in particular period were as follows:

	Environmental provision	Jubilee awards and retirement bonuses	Penalties and claims, other	Employee compensation plan	Other provisions	Total
1 January 2003	380	150	29	-	17	
Charge	51	62	1	-	21	
Use of provision	(13)	(27)	(1)	-	(30)	
Release	(13)	(13)	(7)	-	(9)	
Purchase of ORLEN Deutschland	2	-	-	-	29	
Sales of companies	-	(13)	-	-	-	
31 December 2003	**407**	**159**	**22**	-	**28**	
1 January 2004	407	159	22	-	28	
Charge	137	71	74	70	41	
Use of provision	(24)	(25)	(8)	-	(6)	
Release	(30)	(10)	-	-	(6)	
31 December 2004	**490**	**195**	**88**	70	**57**	

18. Payables and accrued expenses

Payables and accrued expenses consist of the following:

	31 December 2004	31 December 2003
Trade payables	2,035	2,172
Taxes and social security	1,485	836
Social funds	46	46
Holiday pay accrual	25	23
Wages and salaries	14	14
Loyalty program VITAY	54	48
Accruals and other liabilities	128	92
Total	**3,787**	**3,231**

The Social Fund ("the Fund"), classified as a short-term employee benefit, is an obligatory fund based on the government mandated its calculation is based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.
The diffrence between liabilities of the social fund and cash of the Fund stands for receivables from employees (borrowings). Cash on bank accounts of the Fund is escrowed and cannot be used by the Group for its own benefit.

Trade and other payables and accrued expenses denominated in foreign currencies amount to PLN 1,269 million as at 31 December 2004 and PLN 1,986 million as at 31 December 2003. Balance sheet value of short-term trade payables approximates their fair value due to their short-term character.

VITAY program is a loyalty program created for individual customers. Vitay program is present on the Polish market since 14 February 2001. Customers making purchases within the program obtain Vitay points that can be later exchanged for fuel or Vitay presents. For unrealized but existing on customers accounts number of points the provision is charged in the period in which points are granted. The provision is estimated on the basis of the amount of points and current cost of one point in the Vitay program in the amount of 75% of the value of unrealized points (75% is a ratio of realizability of points).

19. Deferred income

	31 December 2004	31 December 2003
Grants	10	8
Other	7	6
Total	**17**	**14**

20. Shareholders' equity

The share capital as at 31 December 2004 is represented by the PKN ORLEN's share capital and amounts to PLN 534m. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 31 December 2004 and 31 December 2003 consisted of the following share series:

Share series	Number of shares issued as at 31 December 2004	Number of shares issued as at 31 December 2003	Number of shares authorised as at 31 December 2004	Number of shares authorised as at 31 December 2003
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	7,531,924	7,531,924	7,531,924	7,531,924
	427,709,061	**427,709,061**	**427,709,061**	**427,709,061**

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have the exact same rights.

During the year 2003 7,531,924 bonds were converted into shares of PKN ORLEN as an effect of the execution of the management options program. On 20 November 2003 District Court for capital city of Warsaw registered an increase in PKN ORLEN's share capital. As at 31 December 2003 the program was closed.

Revaluation reserves result from the obligatory revaluation of fixed assets. Revaluations of property, plant and equipment were generally performed as mandatory based on rates set by the Central Statistics Office ("GUS") and were designed to reflect the level of inflation.

The balance of revaluation reserves is decreased by impairment of fixed assets, which previously was subject to revaluation, up to the amount of the part of equity, that concerns this element of equity, and in case when an impairment exceeds this equity, the difference is charged against costs of the reporting period in which an impairment was made. Moreover the equity is influenced by the difference between fair value and purchase price after deferred tax, assets available for sale, if a market price exists fixed on the active regulated market or if their fair value may be fixed in another realiable way as well as an impact of the effective valuation of hedge instruments hedging cash flows.

The balance of the hedge accounting cash flow hedges results from valuation of derivatives satisfying requirements of hedge accounting hedging cash flows.

The balance of foreign translations is adjusted by differences resulting from recalculation of the financial statements of the company ORLEN Deutschland from EUR to PLN.

The ground for creating the Privatization Fund of Petrochemia Plock S.A. ("Fund") in the amount of PLN 53 million were resolutions of the Legal act from 13 July 1990 concerning privatization of the state-owned entities. In order to enable employees of the Mazowieckie Zaklady Rafineryjne i Petrochemiczne purchasing shares of Petrochemia Plock

S.A. the Employees' Board of the Company by the resolution No 178/93 dated 14 April 1993 entitled the General Director to create the Privatization Fund, from which financial resources had to be destined for granting employees loans for purchasing shares of the Company. In the former CPN S.A. the Restructuring Fund was established by the resolution of the General Shareholders' Meeting dated 24 May 1996, and on 18 July 1997 it was additionally increased.
The Legal act from 30 August 1996 concerning commercialization and privatization of the state-owned companies replaced former Legal act concerning privatization of the state-owned entities from 1990. According to a new act employees purchased shares of the Company without payment, as a result granting loans from the sources of the Fund for purchasing shares at a preferential price became aimless.
As a result there was a change of the destination of the sources from the Privatization Fund for the purposes connected with the realization of the processes of the internal restructuring.
According to the resolution of the Supervisory Board No 20/III/98 from 18 December 1998 the Privatization Fund was destined for supporting in the form of loans granted to employees allocated to separated companies for the purchase of shares or stakes in these companies.
In relation to an implemented project concerning establishment of Park Technologiczny in Plock significant changes were introduced in the area of extending group of entitled to benefit from the sources of the Fund.
Presently loans from the Fund can be granted also to the companies participating in the program of establishing Park Technologiczny, which arise in result of restructuring PKN ORLEN S.A. Changes concerning destination of the source of the Privatization Fund were introduced on the grounds of the Resolution No 26 of the Extraordinary Shareholders' Meeting of PKN ORLEN dated 8 April 2004 concerning changes in the Regulations of using loans from the sources of the Privatization Fund.

Accumulated profits being subject to distribution according to Polish law (Commercial Code set certain restrictions in relation to periods for which dividends can be paid) as at 31 December 2004 amounted to PLN 4,276 million (period between 2000-2004) compared to PLN 2,204 million as at 31 December 2003 (period 1999-2003). PKN ORLEN is authorised to pay dividends to the extent of distributable reserves available under Polish Accounting Standards on a stand-alone reported basis.

On 24 June 2004, the General Shareholder's Meeting approved a resolution to pay dividend in September from profit generated in 2003 in September 2004 in the amount of PLN 278 million, which represented PLN 0.65 zloty per share. During the year ended 31 December 2003 the Company paid dividend in the amount of PLN 59 million related to the year 2002, which represents PLN 0.14 zloty per share.

In March 2004 the Management Board of PKN ORLEN proposed payment of dividend for the year 2004 in the amount of PLN 693 million, which represents PLN 1.62 per share.

Earnings per share calculation and diluted earnings per share calculation are presented below:

	Year ended 31 December 2004	Year ended 31 December 2003
Weighted average common stock outstanding	427,709,061	420,804,797
Net profit and diluted profit for the period per share (in zloty per share)	5.73	2.35

As at 31 December 2004 and 31 December 2003 there was no dilutive effect that could have had impact on the above calculation.

21. Segment reporting

Business segments

The Group's activities are divided into two major operating divisions: Refining and Marketing Segment and Chemical Segment.

- The Refining and Marketing Segment includes processing of crude oil, wholesale and retail trading in refinery products.
- The Chemical Segment includes production and sales of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil S.A.

Other operations include among others support activities in PKN ORLEN, transport activities and repair and maintenance and construction activities performed by other PKN ORLEN's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments are close to market values. Segment costs have been allocated as appropriate based on rationale, other segment costs not determined, have been included as unallocated corporate expenses, reconciling total segment results to profit from operations.

Revenues, costs and financial result in segments

	Refining and Marketing		Chemical		Other operations		Eliminati	
	for the year ended		for the year ende		for the year ended		for the ye ended	
	31 Decembe 2004	31 Decembe 2003	31 Decembe 2004	31 Decembe 2003	31 Decembe 2004	31 Decembe 2003	31 Decembe 2004	D
Revenue								
External sales	25,885	20,717	4,000	3,145	680	550		
Inter-segment sales	4,321	3,759	1,481	1,400	783	1,103	(6,585)	
Total revenue	30,206	24,476	5,481	4,545	1,463	1,653	(6,585)	
Total costs	**(27,580)**	**(23,161)**	**(4,673)**	**(4,266)**	**(1,398)**	**(1,616)**	6,585	
Other operating income	201	187	70	173	55	42		
Other operating costs	(485)	(251)	(75)	(34)	(106)	(73)		
Result								
Segment result	2,3432	1,251	803	418	14	6	-	
Unallocated corporate revenue								
Unallocated corporate expenses								
Profit from operations								
Financial income								
Financial expenses								
Share of net profits of entities consolidated using equity method	-	(1)	76	45	23	6		
Profit before income tax								
Income taxes								
Minority interests								
Net profit								

Other information in segments

	Refining and Marketing	Chemical	Other operations

	As at 31 December 2004	As at 31 December 2003	As at 31 December 2004	As at 31 December 2003	As at 31 December 2004	As at 3 Decem 2003
Segment assets	11,253	11,571	2,948	2,268	1,765	1
Shares in entities consolidated using equity method	4	3	445	394	101	
Unallocated assets of the Group						
Consolidated assets in total						
Segment liabilities	3,362	2,798	263	367	456	
Unallocated liabilities						
Consolidated liabilities in total						

All the Group's assets as at 31 December 2004 and 31 December 2003 (except for cash deposited in Czech in Komercni Banka a.s. in Prague amounting to PLN 175m as at 31 December 2004) are located in Poland and Germany, where also the capital expenditures were incurred during the 12 month periods ended 31 December 2004 and 31 December 2003.

Other information in segments – continued

	Refining and Marketing Segment		Chemical Segment		Other operations		Consolidated	
	for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Property, plant, equipment and intangible assets expenditure	715	756	609	534	68	128	1,392	1,418
Property, plant, equipment and intangible assets expenditure unallocated to segments							33	35
Total property, plant, equipment and intangible assets expenditure							**1,425**	**1,453**
Segment depreciation	836	834	225	198	145	168	1,206	1,200
Unallocated assets depreciation							31	36
Total depreciation							**1,237**	**1,236**
Non-cash expenses other than depreciation	**365**	**159**	**28**	**18**	**85**	**41**	**478**	**218**

Geographical segments

As a result of the transaction of acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the Group's consolidated sales by geographical market segmental reporting for the year 2004 and 2003.

Sales revenue divided into geographical segments

	Refining and Marketing for the year ended		Chemical for the year ended		Other oper for the year	
	31 December	31 December	31 December	31 December	31 December	I

	2004	2003	2004	2003	2004
Export sales*	1,137	771	912	791	21
Domestic sales:**	**24,748**	**19,946**	**3,088**	**2,354**	**659**
- in Poland	16,115	13,676	3,088	2,354	659
- in Germany	8,633	6,270	-	-	-
External sales total	**25,885**	**20,717**	**4,000**	**3,145**	**680**

* export sales – sales through companies from Poland
** domestic sales – sales in the territory of the country where Group entities operate

22. Financial instruments

In the Capital Group derivative transactions were concluded by two entities: PKN ORLEN and Anwil S.A.

(a) Transactions within derivatives

The purpose of risk management in the Company is to reduce the volatility of cash flows and financial result using derivatives to hedge the main factors influencing their changeability.

According to „Market risk management policy in PKN ORLEN S.A." the reduction of the volatility of cash flows related to the statutory activities is the Company's major goal in terms of market risk management. The Group companies manage the risk to which they are exposed, reduce the changeability of future cash flows and limit the potential losses caused by the occurrence of events which might have negative impact on the companies' results or endanger their continuity of activities. Market risk management includes processes of identification, measurement and definition of risk reduction, taking into consideration aspects of exchange rates, interest rates and goods prices fluctuations.

The main purpose of derivative transactions was to stabilize the financial results through minimizing exchange rate risk, to which the Company is exposed.
Thanks to conclusion of derivative transactions, whose characteristics of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company, in the year 2004, significantly reduced fluctuations of revenues from sale of above mentioned products. To hedge revenues from sales of petrochemical products the Company make use of currency-interest EUR/PLN swap transactions – they reduce the risk relating the revenues denominated in EUR. In respect to this group of transactions rules of hedge accounting concerning cash flow are applicable since 1 January 2004. The effective part of the hedge in revaluation reserves amounted to PLN 94 million at the end of December 2004 (hedge in total effective), compared to the amount of PLN 53 million in the profit and loss account at the end of December 2003. Profits from hedge instruments adjust the hedged position and as a consequence of that in 2004 the sales revenues included the amount of PLN 61 million.

In 2003 derivatives were presented as assets held for trading. In connection with application of the hedge accounting in the Company beginning from 1 January 2004 the instruments were reclassified to financial assets held for sale.

In June 2004 the Company signed a conditional purchase agreement concerning shares in Unipetrol a.s. with the Czech government bodies. In connection with that the Company decided to hedge CZK/PLN exchange rate on the futures market. Forward exchange rate contracts are the instruments used to minimize foreign exchange rate risk resulting from the future liability corresponding with realization of the above agreement. In respect to this group of transactions rules of hedge accounting are not applicable.

Moreover as at 31 December 2004 there were EUR/PLN swaps with the characteristics of trade instruments in the portfolio of the Company, hedging loan granted to one of the subsidiaries. Taking into account a short-term character of those instruments the Company did not decide to apply the rules of hedge accounting. The loan was eliminated from the consolidated financial statements as at 31 December 2004.

The Company values derivatives at their fair value using models of the financial instruments valuation taking adventage of the widely available data coming from the market. The transactions can be concluded only with reliable partners allowed to take part in transactions as a result of procedures obliging in the Company and within admitted limits. According to the "Market risk management policy in PKN ORLEN S.A." conclusion of transactions for speculatory purposes is not allowed. All the concluded transactions are reflected in the physical transactions and hedge risk resulting directly from relevant real transactions or belong to the group of the probable transactions in compliance with IAS 39 and the Decree of the Finance Ministry from 12 December 2001 concerning particular rules of recognition, valuation methods, range of disclosure and the way of presentation of financial instruments with further changes.

Change in fair value of derivatives:

	Financial assets –hedge transactions – derivative instruments	Financial liabilities –hedge transactions – derivatives
Fair value as at 1 January 2004	**53**	**-**
increases	94	-
decreases	-	(17)

	--------	--------
Fair value as at 31 December 2004 2004	**147**	**(17)**
	=====	=====

Derivative transactions – continuation

Swap and forward transactions – in the Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Nominal amount (in PLN million)	Interest rate**	Exchange rate** PLN/EUR
	Instruments for which hedge accounting is applied					
PKN ORLEN S.A.	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	08.10.2003	20.10.2003 – 29.09.2006	224,136.0	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	10.10.2003	20.10.2003 – 29.09.2006	224,284.5	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	15.10.2003	20.10.2003 – 29.09.2006	225,720.0	2.4%	4.6
PKN ORLEN S.A.	Currency swap (EUR/PLN) depreciated using the straight-line method*	17.12.2003	18.12.2003 – 30.11.2006	814,968.0	0.0%	5.5
	Instruments for which hedge accounting is not applied					
PKN ORLEN S.A.	Swap EUR/PLN	23.12.2004	23.12.2004 – 04.02.2005	82,004.0	0.0%	4.1
PKN ORLEN S.A.	Swap EUR/PLN	23.12.2004	23.12.2004 – 14.02.2005	82,114.0	0.0%	4.1
PKN ORLEN S.A.	Swap EUR/PLN	23.12.2004	23.12.2004 – 25.02.2005	82,276.0	0.0%	4.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	54,790.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	273,950.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	54,828.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	54,828.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	164,934.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	54,790.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	109,580.0	0.0%	0.1
PKN ORLEN S.A.	Currency forward CZK/PLN	30.11.2004	30.11.2004 – 28.01.2005	164,149.2	0.0%	0.1

* Derivatives as at the end of the period are valued at their fair value, whereas every month interest is accrued on not depreciated base value of the financial instruments

** Interest rates and exchange rates rounded to one decimal.

Date of	Date of	Amount received by the PKN	Amount paid by PKN ORLEN S.A.	Total fair value as at	Total fair value as at

payments of the amount bought forward	payments of the amount sold forward	ORLEN S.A. in 12 month period ended 31 December 2004 (in thousand PLN)	in 12 month period to 31 December 2004 (in thousand PLN)	31 December 2004 (in thousand PLN)	31 December 2003 (in thousand PLN)
Last working day of the month	-	61,673	331	146,785	53,028

Derivative transactions – continuation

– in a subsidiary

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data concerning the following swap as at 31 December 2004 and 31 December 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward
Anwil S.A.	Bank Millennium SA	Currency – interest swap	03.01.2003	08.04.2004	12 EUR

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount of interests received by Anwil S.A. in the 12 month period to 31 December 2004	Amount of interests paid by Anwil S.A. in the 12 month period to 31 December 2004
every 6 months from 08.10.2003 to 08.04.2004	every 6 months from 08.10.2003 to 08.04.2004	-	-

In relation to the above transaction concluded by Anwil S.A. hedge accounting was used according to the rules accepted for cash flow hedges

(b) Changes of particular categories of financial assets

Changes in particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 12 month periods ended 31 December 2004 and 31 December 2003 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale
1 January 2003	23	42	502
- increases	**150**	**1,066**	**29**
- purchase, creation, drawing	120	1.066	16
- valuation	5	-	-
- revaluation	-	-	-
- reclassification	23	-	-
- other	2	-	13
- decreases	**(32)**	**(1,093)**	**(19)**
- sale, release, repayment	(8)	(1.070)	(5)
- valuation	(24)	-	-
- revaluation	-	-	(3)
- reclassification	-	(23)	-
- other	-	-	(11)
31 December 2003	**141**	**15**	**512**

Balance sheet items

Long term investments	-	1	512
Short term receivables	-	-	-
Short term investments	52	14	-
Other financial assets	89	-	-
Short term liabilities	-	-	-
Total	**141**	**15**	**512**

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale
1 January 2004	141	15	512
- increases	**1,959**	**3,464***	**211**
- purchase, creation, drawing	1,938	3,455	23
- valuation	4	-	-
- revaluation	-	6	109
- reclassification	-	1	79
- other	17	2	-
- decreases	**(2,008)**	**(2,437)***	**(53)**
- sale, release, repayment	(1,911)	(2,436)	-
- valuation	-	-	(42)
- revaluation	-	-	-
- reclassification	(79)	(1)	-
- other	(18)	-	(11)
31 December 2004	**92**	**1,042**	**670**
Balance sheet items			
Long term investments	-	3	523
Short term receivables	-	-	-
Short term investments	85	1,039	-
Other financial assets	7	-	147
Short term liabilities	-	-	-
Total	**92**	**1,042**	**670**

*in accordance with IAS 7 increases/decreases in cash flow statement were presented net

Value of long term financial assets available for sale are carried at cost less impairment charges purchase price as at 31 December 2003 and 31 December 2004 amounted respectively to PLN 512 and 523 million and included mainly shares and stakes with no active market.
The Group presents derivative transactions with positive fair value as financial assets held for trade and derivative transactions with negative fair value as financial liabilities held for sale.

Value of other financial assets available for sale valued at fair value as at 31 December 2004 includes hedging instruments of PKN ORLEN.
Fair value of financial assets held for trading as at 31 December 2004 included among others derivatives and embedded derivatives amounting to PLN 7 million and securities possessed by a subsidiary in the amount of PLN 85 million.
The value of short term financial assets held till maturity as at 31 December 2004 amounted to PLN 1,039 million and included among others transactions "buy-sell back" concerning treasury bonds and bills in the Company in the amount of PLN 1,017million.

23. Costs by kind

	Year ended 31 December 2004	Year ended 31 December 2003
Raw materials and energy	12,408	11,005
Cost of goods bought for resale*	10,594	7,537
External services	1,799	1,789
Payroll and benefits (staff costs)	1,073	1,055
Depreciation and amortisation	1,237	1,236
Taxes and charges	262	263
Other	986	595
	28,359	23,480
Adjusted by:		
Change in inventories, deferred and accrued costs	(78)	188
Internal costs	(105)	(101)
Operating costs	**28,176**	**23,567**

*Increa in value of cost of goods bought for resale in the period of 12 months ended 31 Deceml 2004 in compar to 2003 results among others from purchas of activity in Germar from 28 February 2003 , which deals with resale of goods.

24. Financial income and expenses, net

	Year ended 31 December 2004	Year ended 31 December 2003
Interest expense	(60)	(111)
Foreign exchange losses	(6)	(185)
Interest income	69	62
Foreign exchange gains	252	81
Profit from sale of shares, securities	14	33
Dividends received	69	49
Other financial costs	(171)	(27)
Total	**167**	**(98)**

25. Income tax

	Year ended 31 December 2004	Year ended 31 December 2003
Current income tax charge	(678)	(379)
Deferred tax	113	181
	----	----
Total	**(565)**	**(198)**
	===	===

Th Gr doe not cor a tax gro unc Pol legislation. Therefore, each company in the Group is a separate taxpayer.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	Year ended 31 December 2004	Year ended 31 December 2003
Profit before income tax	**3,016**	**1,219**
	----	----
Income tax calculated respectively in 2004 and 2003 using obligatory rate (19% and 27% in Poland; 40% in Germany)	(573)	(231)
Change in tax rates	-	104
Difference in tax rates between Poland and Germany	(21)	-
Permanent differences (including depreciation of goodwill and negative goodwill)	25	18
Other	4	89
	----	----
Income tax expense for the year	**(578)**	**(198)**
	===	===
Effective tax rate	19%	16%

The net deferred tax liability as at 31 December 2004 and 31 December 2003 consists of the following:

	31 December 2004	31 December 2003
Deferred tax assets:		
Deferred tax on environmental charges	90	77
Jubilee and retirement costs provisions	30	30
Unrealised foreign exchange loss	-	10
Deferred tax due to impairment of fixed assets	39	-
Impairment of long term investments	46	-
Deferred tax in respect to other provisions	29	
Other	26	52
Deferred tax assets – total	260	169
Deferred tax liabilities:		
Investment tax allowance	(188)	(225)
Capitalisation of borrowing costs	(47)	(86)
Difference between tax and accounting carrying amount concerning fixed assets	(73)	(60)
Unrealised foreign exchange gains	(61)	-
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A.	(11)	(20)
Difference in contribution in kind – BOP	(19)	(19)
Deferred tax due to impairment of fixed assets	(44)	-
Other	(4)	(37)
Deferred tax liabilities – total	(447)	(447)
Net deferred tax liability	**(187)**	**(278)**

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 42 million as at 31 December 2004 and PLN 15 million as at 31 December 2003 and deferred tax liabilities of PLN 229 million as at 31 December 2004 and PLN 293 million as at 31 December 2003.

According to Polish tax regulations, taxpayers could have reduced the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investment tax allowance deduction). In addition, the taxable income could have been further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus).

Resulting from changes in income tax law, the above described tax incentives have been only available in year 2002 in relation to the continued investment projects begun before 2001. In all other cases, the investment incentives are no longer available. Investment tax allowance bonus earned due to investment tax allowance in 2002 was deducted from tax in the year ended 31 December 2003.

26. Sales of shares and stakes in subsidiaries and associates

In 2004 the Group sold shares and stakes in 9 subsidiaries and associates.
The total influence of those transactions on financial statements amounted to:

Selling price	46
Value of net assets of sold companies	32
Transaction result	14
Proceeds from sale of financial assets	46
Cash and cash equivalents	(5)
Inflow of cash net	41

27. Leases

Lease agreements and other operating agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses in 2004 were at the same level as in 2003 and amounted to PLN 4 million.

Future minimum lease payments under non-cancellable agreement on operating leases as at 31 December 2004 and 31 December 2003 were as follows:

	31 December 2004	31 December 2003
up to 1 year	2	5
from 1 to 5 years	2	3
above 5 years	-	-
Total minimum lease payments	**4**	**8**

28. Commitments resulting from capital expenditures

As at 31 December 2004 future liabilities resulting from signed contracts amount to PLN 486 million and authorised by the Management Board and not yet contracted investment expenditures in following years will amount to PLN 4,985 million. These amounts do not include investments in UNIPETROL, which is described in details in Note 34c.
As at 31 December 2003 future liabilities resulting from signed contracts amounted to PLN 1,011 million and approved by the Management Board and covered by contracts investment expenditures in further years will amounted PLN 3,663 million.

29. Related party transactions

(a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

In 2004 the Group companies did not grant any advances, loans, borrowings, guarantees and suretees as well as any other agreements obligating to pay in favour of the Company and its related companies to managing and supervising persons and their relatives.
As at 31 December 2003 the Group companies did not show any loans granted to Management Board, Supervisory Board or their families.
In the 12 month periods ended 31 December 2004 and 31 December 2003 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered into any significant transactions with the Company.

(b) Transaction with the related entities through the Supervising persons

For the purpose of the preparation of the report for the year 2004 the company implemented a procedure of collection of statements about transactions with related parties to enlarged extent in compliance with actualized IAS 24 "Related party disclosures".

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	365,036	383,647	20,667	33,046	48,150
Natural persons	2,455				

* Transactions in the period of acting members of the key management by persons supervising the Company

In the period presented in the financial statements 23 persons acted as Members of the Supervisory Board. The Company did not gain detailed statement from 1 former Member of the Supervisory Board.

(c) Transaction with the related entities through the Managing persons

In 2004 the Members of the Management Board did not conclude transactions with related parties in compliance with IAS 24 "Related party disclosures".

(d) Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
Year ended 31 December 2004	857
Year ended 31 December 2003	780
Purchases	
Year ended 31 December 2004	151
Year ended 31 December 2003	138
Short term receivables	
31 December 2004	90
31 December 2003	103
Short term payables gross	
31 December 2004	21
31 December 2003	30

The above transactions with related entities include sales and purchases of petroleum products as well as purchases of maintenance, transportation and other services. The prices used in transaction approximate market levels.

30. Contingencies and risks

a) Guarantees and other contingent liabilities

1. guarantees and sureties

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 295 million (including PLN 167 million to associates and a joint-venture company) and PLN 107 million (including PLN 100 million to associated companies and a joint venture) respectively as at 31 December 2004 and 31 December 2003.

2. other contingent liabilities

- PLN 454m - pledge on shares of Basell Orlen Polyolefins Sp. z o.o.
- PLN 26m - guarantee hedging agreements to „Lokum" Sp. z o.o. located in Szczucin
- PLN 14m - related to cession of rights for collateral
- PLN 14m - related to claim of legal entities
- PLN 5m - related to letter of credit
- PLN 4m - related to careless execution of trade agreements
- PLN 5m - other contingent liabilities.

b) Tax allowances – investment incentives

During the period 1997 – 2002 the Group companies took advantage of the investment tax allowances described earlier in Note 25. Under the terms of this scheme, the Group companies have taken current deductions equal to PLN 2,009 million in respect of investments in qualifying assets. During the period 1998 – 2003 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 300 million and PLN 174 million, respectively, during the period 1998 – 2003 as follows.

Financial Year	Tax allowance	Tax bonus
1998	111	63
1999	95	46
2000	62	38
2001	28	12
2002	4	13
2003	-	2
	====	====
Total	**300**	**174**
	====	====

The above described allowances and bonuses are conditional. According to the tax regulations taxpayers are obliged to reverse an entitlement for all investment allowances, i.e. the are obliged to increase a tax basis or decrease the amount of the presented loss by tax deductions if within 3 years, any of the following circumstances arise:

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in the case of VAT, any outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Commercial Code and Cooperative Law,

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,

(iv) the taxpayer is put into liquidation or is declared bankrupt,

(v) the taxpayer is reimbursed for investment expenses in any form,

Additionally, taxpayer can recognise tax deductions, if defined conditions, including the lack of outstanding tax liabilities, are met before any deductions are recognised. If the conditions were not met at the moment in which the tax incentives deductions were recognised, tax authorities may deny a claim to tax allowances. The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if it corrects their tax returns and settle the outstanding payments with penalty interest due, within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004 the Head of Custom Office in Krakow decided to start tax proceedings on determining the amount of tax liability due to excise duty of Rafinaeria Trzebinia S.A. for the months May, June, July and August 2004. As a result of the proceeding carried out by the Custom Office on 5 April 2005 the company Rafineria Trzebinia S.A. received decisions from the Head of Customs Office in Krakow in which the tax liability due to excise duty was set for the period May-June 2004 for the total amount of PLN 60 million. According to the Management Board Rafineria Trzebinia S.A. has all the necessary expertises confirming correctness of applied classification of products with 0% tax rate. On 14 April 2005 the Management Board of Rafineria Trzebinia S.A. appealed against subject decisions and applied to suspend the execution of the decision till the date of settling the matter by the District Court. As at the date of preparation of the consolidated financial statements, the result of the appeal was unknown.

At the moment, apart from the mentioned proceedings in front of the Custom Office in Krakow, on the basis of the authorization of General Inspector of the Treasury Inspection from 18 January 2005 the control proceedings of the Treasury Inspection Office in Krakow take place in the area of reliability of declared tax bases and correctness of calculating and settling excise tax and VAT for the years 2002 and 2003.

As at the date of the preparation of the financial statements the final result being the consequence of the above mentioned control proceedings, as well, as any potential impact of extending of the above proceedings, is not known.

On 25 November 2004 the Supervisory Board of Rafineria Trzebinia S.A. took a resolution on performing a tax audit for the period from 2000 till the present moment, including the control of correctness of procedures and a control of settling tax duties by the company as well as preparing "forensic report" for the period from 200 till the present moment. As at the date of preparation of the consolidated financial statements the works were not finished and the result is not known.

d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No, 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8 million for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 10 million.

As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46 million. In relation to that the provision for business risks was increased by PLN 28 million to cover the whole claim.

e) Anti-trust proceedings

As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC through the letter no DP/69/2005/10 from 11 April 2005 signed by

Vice President Janusz Wisniewski.
Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to create a provision in the Company's balance sheet.

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40m. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of OPCC.
Due to the received letter PKN ORLEN S.A. gave answers on questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 25 April 2005 concerning determining the proper geographical market of monoethylene glicole.
In both proceedings PKN ORLEN is represented by the Legal Office COMPER on the base of the authority admitted by the Management Board of the Company.
These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

f) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring activities in PKN ORLEN. The Company guarantees employment for its workers till finishing the restructuring process, but the period was not clearly defined). If the obligation is not settled by the Company, redundant employees will be paid compensations according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 month employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 month employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by the article 8 of the Legal act dated 28 December 1989 on detailed principles of terminating employment contracts for reasons concerning the employer.

g) Shield programs

Due predicted programs relating to restructuring of employment in the Company the shield programs including among others additional compensations connected with redundancy from the reasons not dependant on an employee are introduced.
As a result of the above the Company has created a provision in costs of 2004 in the amount of PLN 70 million.

h) Claims and disputes in front of a court

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN for compensation for PLN 70 million or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36 million or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of Petrotank amounting to PLN 232 million. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33 million. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. At the hearing on 7 September 2004 the both sides applied unanimously to suspended a hearing for another 3 months, which met the Court approbate. However despite carried negotiations there was no agreement reached. On 8 December 2004 Tankpol applied to take the suspended procedure. On 23 February 2005 a further hearing took place, during which the Regional Court declined applications of both sides concerning interviewing witnesses and postponed making sentence till 9 March 2005. On 9 March 2005 the Court, taking into account the complexity of the case, decided to make a sentence on 22 March 2005. On 22 March 2005 the Court made a sentence rejecting a claim of Tankpol sp. z o.o. The sentence does not finished proceedings because Tankpol may appeal against it. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the

presented financial results or the settlement balances.

i) Polish regulations on taxation

Poland has currently a number of regulations related to value added tax, excise tax, corporate income tax and social taxes. Tax regulations are often amended which results in their unclearness and inconsistency. Frequently, existing differences in opinions regarding legal interpretations exist among governmental organizations, as well as tax authorities and tax payers result in the area of creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency controls) may be subject to review and investigation by relevant authorities, which are entitled by law to impose severe fines, penalties together with interest charges. These result in the fact that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland concerning the ultimate level of taxation charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year, in which the tax liability reached its maturity. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

j) Fixed assets located on the land with unsettled legal status

The Group possess and presents in its assets a number of fuel station and other objects that are located on sites with unregulated legal status. Net book value of fixed assets attributed to a land with unsettled legal status as at 31 December 2004 amounts to PLN 19m and as at 31 December 2003 PLN 25m.

k) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
Due to the carrying on arbitrage proceedings the Company provided in the standalone financial statements for the period ended 31 December 2004 prepared on 31 March 2005 an allowance in the amount of PLN 44.6 million for receivable from PSE on the grounds of the received legal opinions as at that date.
On 19 April 2005 the Company was informed by plenipotentiaries of the Company on the negative result of the arbitrage proceedings for the Company which was included in the documents of the case. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. As a result the Company provided an allowance for the remaining balance of the disputed receivable from PSE in an additional amount of PLN 66.9 million up to the amount of PLN 111.5 million. Till the date of the preparation of the consolidated financial statements the sentence of the Arbitrage Court with explanation was not delivered to the Company.

l) Pledge on Basell Orlen Polyolefins Sp. z o.o. ("BOP") shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. located in Warsaw acting as the Security Agent (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP ("Joint-Venture Company"), that is 907,398 shares with a nominal value of PLN 500 each, which represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the voting rights at the Shareholders' Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expire.
The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750,000,000.
On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.
The liability connected with a loan as at 31 December 2004 amounted to EUR 168,200,000.
As at the date of the preparation of the financial statements, in opinion of the Management Board of the Company there are no presumptions indicating the risk of the lack of possibility of repayment of the above liability by BOP.

m) Tax review in ORLEN Oil Sp. z o.o.

On 13 December 2004 the Supervisory Board of ORLEN Oil Sp. z o.o. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the consolidated financial statements the works were not completed and their result was not known.

n) Tax review in Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the consolidated financial statements the works were not completed and their result was not known.

o) Other risks

As described in Note 17 of additional information and explanations, provision for land reclamation costs was shown by the Group in balance sheet as at 31 December 2004 on the base of independent experts' analyses, taking into account legislation and current practices in this area. Potential future changes in regulations and practices concerning environmental protection may influence the amount of provision in the future periods.

31. Remuneration, together with remuneration from profit paid to the Management Board and the Supervisory Board

Management Board remuneration include salaries, annual bonuses and cash equivalent for unutilized holiday.

Management Board and Supervisory Board remuneration was as follows (in thousands):

	Year ended 31 December 2004	Year ended 31 December 2003
Management Board*	45,159	12,679
Supervisory Board	882	856
Total	**46,041**	**13,535**

* includes remuneration of former Management Board Members

32. Employment structure

Average employment by category was as follows:

	Year ended 31 December 2004	Year ended 31 December 2003
Blue collar workers	7,457	8,852
White collar workers	6,995	7,534
	----------	----------
Total	**14,452**	**16,386**
	======	======

Employment level as of 31 December 2004 and 31 December 2003 amounted to 14,296 and 15,133 persons, respectively.

33. Post balance sheet events

1. On 19 January 2005 PKN ORLEN S.A. received from PETROVAL S.A. a notice concerning holding up realization by PETROVAL S.A. of the term contract from 21 December 2002 on deliveries of crude oil due to force majeure. According to the notice of PETROVAL S.A. the lack of the possibility of delivering crude oil by the company Yukos is an event explaining the usage of the force majeure clause and it is impossible to assess how long the situation will take place. The Management Board of PKN ORLEN announced that above mentioned situation, due to previously undertaken activities, will cause no threat of the continuity of the supply of the Company with crude oil. Deliveries of the raw material will be realized according to the plan of the demand thanks to realization of term contracts and supplementing spot deliveries.
2. On 30 March 2005 the Management Board was informed on the resignation dated 30 March 2005 of Krzysztof Zyndul from the position of the member of the Supervisory Board of PKN ORLEN. The reason for the resignation was appointment of Krzysztof Zyndul to the position of the Undersecretary in the Ministry of Treasury.
3. On 14 April 2005 sales agreement concerning 24 shares at the nominal value of PLN 589,000 each and at a total nominal value of PLN 14,136,000 constituting as at the date of the signature of the agreement, 30.77% of the share capital Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. ("Naftoport") between PKN ORLEN as a seller and PERN "Przyjazn" S.A. ("PERN") as a buyer. The most important decisions of the agreement were as follows:
   - Selling price of one stake amounts to PLN 2,820,512.82
   - Total selling price of 24 stakes amounts to PLN 67,692,307.68
   - Hedge of settlement of the amount will be a pledge on sold stakes.

   The agreement was concluded under the condition of satisfying all the following conditions at the same time:
   a. obtaining unconditional approval of the Head of OPCC of concentration through the purchase of PERN stakes or not making decision on this case before the deadline, in which the decision is to be taken. According to information received from PERN the company obtained an approval of the Head of OPCC on 24 January 2005
   b. giving permission by the Stakeholders of the company Naftoport expressed in the form of resolution to sell stakes – the condition was satisfied on 24 January 2005
   c. statements of the stakeholders on not taking advantage of the pre-emptive right in case of purchasing stakes – the condition was fulfilled on 21 January 2005.

   On 1 February 2005 the Extraordinary Shareholders Meeting of Naftoport accepted changes to the Agreement of the Company Naftorport. The changed agreement secures interests of PKN ORLEN and other stakeholders of Naftoport in the area of guarantees of deliveries.

   Simultaneously PKN ORLEN concluded long term trade agreements with Naftoport and PERN guaranteeing the security of deliveries of crude oil by sea and land transportation. Concluded trade agreements ensure PKN ORLEN to maintain the possibility to be supplied with crude oil by Naftoport on the conditions not worse than those before conclusion of the agreement.

   As a result of sale of stakes PKN ORLEN possess 17.95% of the share capital of Naftoport. The remaining shares are possessed by:
   a. PERN "Przyjazn" - 67.95%
   b. Grupa LOTOS S.A. - 8,97%
   c. Port Polnocny - 3.85%
   d. J&S Services Ltd. - 1.28%.

   Except for relations resulting from the above described sales agreement concerning stakes and trade agreements as

well, there are no other relations between the issuer and persons managing or supervising an issuer and a purchaser of stakes.

The sold stakes constitute 20% of the share capital of Naftoport, so they constitute financial assets with a significant value in compliance with $2 pos. 1 and 5 of the Decree of Council of Ministry from 21 March 2005 on current and periodical information published by issuers of securities.

34. Additional information

(a) Proceedings concerning the Company

Due to proceedings carried out by the investigation bodies, in the opinion of Management Board there are no premises for claiming that these proceedings concern issues, which may have material impact on the fair presentation and correctness of the consolidated financial statement of the Group for the year ended 31 December 2004. These proceedings are not carried out against the Company.

(b) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN". The project assumes optimalization and consolidation of production and the sale of fuels, engine oils, lubricants and paraffins in the Capital Group of PKN ORLEN. In the firs half year of 2005 the Management Board of PKN ORLEN will take decision concerning the further operations of the southern assets.
As of the date of the above consolidated financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

(c) Transaction of purchasing of shares of UNIPETROL

On 4 June 2004 PKN ORLEN signed following agreements:
- between the National Property Fund of the Czech Republic ("NPF") and the Company on the purchase of 62.99% shares of Unipetrol a.s. for the amount of CZK 11,3 billion ("Unipetrol Share Purchase Agreement"), on condition that all the relevant consents are obtained from the regulating bodies,
- between the Czech Consolidation Agency and the Company on the purchase of 9.76% shares and receivables belonging to certain entities constituting part of the Capital Group of UNIPETROL for the amount of CZK 1.75 billion in total

On 11 March 2005 PKN ORLEN informed the European Commission about the planned consolidation between PKN ORLEN and UNIPETROL. The notification was connected with the necessity of fulfilling the last precedent condition related to the Unipetrol Share Purchase Agreement. According to the procedure, the European Commission, is to make a relevant decision at the earliest after 25 working days.
During 60 days from the date of conclusion of the transaction PKN ORLEN will announce the public invitation to buy shares remaining in the exchange trade shares of UNIPETROL and its subordinated companies: Paramo and Spolana, listed on the Stock Exchange in Prague. In the opinion of the Management Board the conclusion of the transaction will take place before the end of the I half year of the year 2005.

35. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act dated 29 September 2004 and related regulations. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS effective for 2004, except for non-compliance with IAS 29, IAS 16 and IFRS 1 as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the year ended 31 December 2004	Net profit for the year ended 31 December 2003
PAS basis consolidated	2,589	1,026*
Distributions from profit for social activity	(4)	(4)

Borrowing costs capitalisation, less depreciation	(198)	(68)
Amortisation of CPN goodwill	(11)	(10)
IFRS treatment of negative goodwill	16	17
Change of accounting policy in financial statements prepared under PAS	26	(12)
Increase of shares in net assets of the company Anwil S.A. resulting from the purchase of own shares by Anwil S.A. to redeem	(72)	-
Other	11	(15)
Deferred tax on the above	39	53
IFRS Consolidated	**2,396**	**987**

	Net assets	
	31 December 2004	**31 December 2003**
PAS basis consolidated	11,450	9,156*
Distribution from profit for social activity	-	-
Borrowing costs capitalisation less depreciation	260	458
Goodwill on CPN, net	51	62
IFRS treatment of negative goodwill	(38)	(54)
Change of accounting policy in financial statements prepared under PAS	-	(26)
Other	10	1
Deferred tax on the above	(48)	(87)
IFRS Consolidated	**11,685**	**9,510**

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

(b) Capitalisation of financial costs

In accordance with PAS, financial costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Financial costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements financial costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(j).

(c) Goodwill on shares purchased from former CPN employees

The acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107 million on the acquisition of the 19.43% CPN shares held by the employees, which is depreciated during the period of 10 years.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was presented using pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Group released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(d).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) Increase of shares in net assets of Anwil S.A.

As a consequence purchasing in 2004 by Anwil S.A. own shares in order to redeem there was an increase of shares of the Company in net assets of Anwil S.A. by 8,21%. The transaction was recognized in total as other financial income in the amount of PLN 71,183 thousand. According to IFRS 3 the transaction was presented as a decrease of minority interest in correspondence to the result of the previous years.

(g) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged and fuel charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of consolidated financial statements prepared under IFRS amounts of excise tax and fuel charge of respectively PLN 10,276 million were eliminated from the revenues and costs of sales in the period of 12 months ended 31 December 2004 and 9,309 million for the period of 12 months ended 31 December 2003.

36. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 19 April, 2005.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

				President Igor Chalupec
Vice President Wojciech Heydel		**Vice President** Andrzej Macenowicz		**Vice President** Jan Maciejewicz
Vice President Cezary Smorszczewski		**Vice President** Janusz Wisniewski		**Member** Pawel Szymanski

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report_IFRS(a)
Released	07:00 21-Apr-05
Number	3330L

RNS Number:3330L
Polski Koncern Naftowy Orlen S.A.
20 April 2005

30. Contingencies and risks

a) Guarantees and other contingent liabilities

1. guarantees and sureties

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 295 million (including PLN 167 million to associates and a joint-venture company) and PLN 107 million (including PLN 100 million to associated companies and a joint venture) respectively as at 31 December 2004 and 31 December 2003.

2. other contingent liabilities

- PLN 454m - pledge on shares of Basell Orlen Polyolefins Sp. z o.o.
- PLN 26m - guarantee hedging agreements to "Lokum" Sp. z o.o. located in Szczucin
- PLN 14m - related to cession of rights for collateral
- PLN 14m - related to claim of legal entities
- PLN 5m - related to letter of credit
- PLN 4m - related to careless execution of trade agreements
- PLN 5m - other contingent liabilities.

b) Tax allowances - investment incentives

During the period 1997 - 2002 the Group companies took advantage of the

investment tax allowances described earlier in Note 25. Under the terms of this scheme, the Group companies have taken current deductions equal to PLN 2,009 million in respect of investments in qualifying assets. During the period 1998 - 2003 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 300 million and PLN 174 million, respectively, during the period 1998 - 2003 as follows.

Financial Year	Tax allowance
1998	111
1999	95
2000	62
2001	28
2002	4
2003	-
Total	300

The above described allowances and bonuses are conditional. According to the tax regulations taxpayers are obliged to reverse an entitlement for all investment allowances, i.e. the are obliged to increase a tax basis or decrease the amount of the presented loss by tax deductions if within 3 years, any of the following circumstances arise:

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in the case of VAT, any outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Commercial Code and Cooperative Law,

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,

(iv) the taxpayer is put into liquidation or is declared bankrupt,

(v) the taxpayer is reimbursed for investment expenses in any form,

Additionally, taxpayer can recognise tax deductions, if defined conditions, including the lack of outstanding tax liabilities, are met before any deductions are recognised. If the conditions were not met at the moment in which the tax incentives deductions were recognised, tax authorities may deny a claim to tax allowances. The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if it corrects their tax returns and settle the outstanding payments with penalty interest due, within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.

c) Excise tax - contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004 the Head of Custom Office in Krakow decided to start tax proceedings on determining the amount of tax liability due to excise duty of Rafinaeria Trzebinia S.A. for the months May, June, July and August 2004. As a result of the proceeding carried out by the Custom Office on 5 April 2005 the company Rafineria Trzebinia S.A. received decisions from the Head of Customs Office in Krakow in which the tax liability due to excise duty was set for the period May-June 2004 for the total amount of PLN 60 million. According to the Management Board Rafineria Trzebinia S.A. has all the necessary expertises confirming correctness of applied classification of products with 0% tax rate. On 14 April 2005 the Management Board of Rafineria Trzebinia S.A. appealed against subject decisions and applied to suspend the execution of the decision till the date of settling the matter by the District Court. As at the date of preparation of the consolidated financial statements, the result of the appeal was unknown.

At the moment, apart from the mentioned proceedings in front of the Custom Office in Krakow, on the basis of the authorization of General Inspector of the Treasury Inspection from 18 January 2005 the control proceedings of the Treasury Inspection Office in Krakow take place in the area of reliability of declared tax bases and correctness of calculating and settling excise tax and VAT for the years 2002 and 2003.

As at the date of the preparation of the financial statements the final result being the consequence of the above mentioned control proceedings, as well, as any potential impact of extending of the above proceedings, is not known.

On 25 November 2004 the Supervisory Board of Rafineria Trzebinia S.A. took a resolution on performing a tax audit for the period from 2000 till the present moment, including the control of correctness of procedures and a control of settling tax duties by the company as well as preparing "forensic report" for the period from 200 till the present moment. As at the date of preparation of the consolidated financial statements the works were not finished and the result is not known.

d) Power transfer fee - settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No, 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8 million for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 10 million.

As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46 million. In relation to that the provision for business risks was increased by PLN 28 million to cover the whole claim.

e) Anti-trust proceedings

As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC through the letter no DP/69/2005/10 from 11 April 2005 signed by Vice President Janusz Wisniewski.

Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to create a provision in the Company's balance sheet.

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators "Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40m. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of OPCC.

Due to the received letter PKN ORLEN S.A. gave answers on questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 25 April 2005 concerning determining the proper geographical market of monoethylene glicole.

In both proceedings PKN ORLEN is represented by the Legal Office COMPER on the base of the authority admitted by the Management Board of the Company.

These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

f) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring activities in PKN ORLEN. The Company guarantees employment for its workers till finishing the restructuring process, but the period was not clearly defined). If the obligation is not settled by the Company, redundant employees will be paid compensations according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 month employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 month employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by the article 8 of the Legal act dated 28 December 1989 on detailed principles of terminating employment contracts for reasons concerning the employer.

g) Shield programs

Due predicted programs relating to restructuring of employment in the Company the shield programs including among others additional compensations connected with redundancy from the reasons not dependant on an employee are introduced.

As a result of the above the Company has created a provision in costs of 2004 in the amount of PLN 70 million.

h) Claims and disputes in front of a court

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o (" Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN for compensation for PLN 70 million or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36 million or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of Petrotank amounting to PLN 232 million. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33 million. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. At the hearing on 7 September 2004 the both sides applied unanimously to suspended a hearing for another 3 months, which met the Court approbate. However despite carried negotiations there was no agreement reached. On 8 December 2004 Tankpol applied to take the suspended procedure. On 23 February 2005 a further hearing took place, during which the Regional Court declined applications of both sides concerning interviewing witnesses and postponed making sentence till 9 March 2005. On 9 March 2005 the Court, taking into account the complexity of the case, decided to make a sentence on 22 March

2005. On 22 March 2005 the Court made a sentence rejecting a claim of Tankpol sp. z o.o. The sentence does not finished proceedings because Tankpol may appeal against it. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or the settlement balances.

i) Polish regulations on taxation

Poland has currently a number of regulations related to value added tax, excise tax, corporate income tax and social taxes. Tax regulations are often amended which results in their unclearness and inconsistency. Frequently, existing differences in opinions regarding legal interpretations exist among governmental organizations, as well as tax authorities and tax payers result in the area of creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency controls) may be subject to review and investigation by relevant authorities, which are entitled by law to impose severe fines, penalties together with interest charges. These result in the fact that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland concerning the ultimate level of taxation charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year, in which the tax liability reached its maturity. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

j) Fixed assets located on the land with unsettled legal status

The Group possess and presents in its assets a number of fuel station and other objects that are located on sites with unregulated legal status. Net book value of fixed assets attributed to a land with unsettled legal status as at 31 December 2004 amounts to PLN 19m and as at 31 December 2003 PLN 25m.

k) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. (" NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.

Due to the carrying on arbitrage proceedings the Company provided in the standalone financial statements for the period ended 31 December 2004 prepared on 31 March 2005 an allowance in the amount of PLN 44.6 million for receivable from PSE on the grounds of the received legal opinions as at that date.

On 19 April 2005 the Company was informed by plenipotentiaries of the Company on the negative result of the arbitrage proceedings for the Company which was included in the documents of the case. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. As a result the Company provided an allowance for the remaining balance of the disputed receivable from PSE in an additional amount of PLN 66.9 million up to the amount of PLN 111.5 million. Till the date of the preparation of the consolidated financial statements the sentence of the Arbitrage Court with explanation was not delivered to the Company.

l) Pledge on Basell Orlen Polyolefins Sp. z o.o. ("BOP") shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. located in Warsaw acting as the Security Agent (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP ("Joint-Venture Company"), that is 907,398 shares with a nominal value of PLN 500 each, which represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the voting rights at the Shareholders' Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expire.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750,000,000.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

The liability connected with a loan as at 31 December 2004 amounted to EUR 168,200,000.

As at the date of the preparation of the financial statements, in opinion of the Management Board of the Company there are no presumptions indicating the risk of the lack of possibility of repayment of the above liability by BOP.

m) Tax review in ORLEN Oil Sp. z o.o.

On 13 December 2004 the Supervisory Board of ORLEN Oil Sp. z o.o. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax

liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the consolidated financial statements the works were not completed and their result was not known.

n) Tax review in Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the consolidated financial statements the works were not completed and their result was not known.

o) Other risks

As described in Note 17 of additional information and explanations, provision for land reclamation costs was shown by the Group in balance sheet as at 31 December 2004 on the base of independent experts' analyses, taking into account legislation and current practices in this area. Potential future changes in regulations and practices concerning environmental protection may influence the amount of provision in the future periods.

31. Remuneration, together with remuneration from profit paid to the Management Board and the Supervisory Board

Management Board remuneration include salaries, annual bonuses and cash equivalent for unutilized holiday.

Management Board and Supervisory Board remuneration was as follows (in thousands):

	Year ended 31 December Y 2004
Management Board*	45,159
Supervisory Board	882

Total	46,041
	=====

* includes remuneration of former Management Board Members

32. Employment structure

Average employment by category was as follows:

	Year ended 31 December 2004	Ye De
Blue collar workers	7,457	
White collar workers	6,995	
Total	14,452	

Employment level as of 31 December 2004 and 31 December 2003 amounted to 14,296 and 15,133 persons, respectively.

33. Post balance sheet events

1. On 19 January 2005 PKN ORLEN S.A. received from PETROVAL S.A. a notice concerning holding up realization by PETROVAL S.A. of the term contract from 21 December 2002 on deliveries of crude oil due to force majeure. According to the notice of PETROVAL S.A. the lack of the possibility of delivering crude oil by the company Yukos is an event explaining the usage of the force majeure clause and it is impossible to assess how long the situation will take place. The Management Board of PKN ORLEN announced that above mentioned situation, due to previously undertaken activities, will cause no threat of the continuity of the supply of the Company with crude oil. Deliveries of the raw material will be realized according to the plan of the demand thanks to realization of term contracts and supplementing spot deliveries.

2. On 30 March 2005 the Management Board was informed on the resignation dated 30 March 2005 of Krzysztof Zyndul from the position of the member of the Supervisory Board of PKN ORLEN. The reason for the resignation was appointment of Krzysztof Zyndul to the position of the Undersecretary in the Ministry of Treasury.

3. On 14 April 2005 sales agreement concerning 24 shares at the nominal value of PLN 589,000 each and at a total nominal value of PLN 14,136,000 constituting as at the date of the signature of the agreement, 30.77% of the share capital Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. ("Naftoport") between PKN ORLEN as a seller and PERN "Przyjazn" S.A. ("PERN") as a buyer. The most important decisions of the agreement were as follows:

- Selling price of one stake amounts to PLN 2,820,512.82
- Total selling price of 24 stakes amounts to PLN 67,692,307.68
- Hedge of settlement of the amount will be a pledge on sold stakes.

The agreement was concluded under the condition of satisfying all the following conditions at the same time:

a. obtaining unconditional approval of the Head of OPCC of concentration through the purchase of PERN stakes or not making decision on this case before the deadline, in which the decision is to be taken. According to information received from PERN the company obtained an approval of the Head of OPCC on 24 January 2005

b. giving permission by the Stakeholders of the company Naftoport expressed in the form of resolution to sell stakes - the condition was satisfied on 24 January 2005

c. statements of the stakeholders on not taking advantage of the pre-emptive right in case of purchasing stakes - the condition was fulfilled on 21 January 2005.

On 1 February 2005 the Extraordinary Shareholders Meeting of Naftoport accepted changes to the Agreement of the Company Naftorport. The changed agreement secures interests of PKN ORLEN and other stakeholders of Naftoport in the area of guarantees of deliveries.

Simultaneously PKN ORLEN concluded long term trade agreements with Naftoport and PERN guaranteeing the security of deliveries of crude oil by sea and land transportation. Concluded trade agreements ensure PKN ORLEN to maintain the possibility to be supplied with crude oil by Naftoport on the conditions not worse than those before conclusion of the agreement.

As a result of sale of stakes PKN ORLEN possess 17.95% of the share capital of Naftoport. The remaining shares are possessed by:

a.	PERN "Przyjazn" -	67.95%
b.	Grupa LOTOS S.A. -	8,97%
c.	Port Polnocny -	3.85%
d.	J&S Services Ltd. -	1.28%.

Except for relations resulting from the above described sales agreement concerning stakes and trade agreements as well, there are no other relations between the issuer and persons managing or supervising an issuer and a purchaser of stakes.

The sold stakes constitute 20% of the share capital of Naftoport, so they constitute financial assets with a significant value in compliance with $2 pos. 1 and 5 of the Decree of Council of Ministry from 21 March 2005 on current and periodical information published by issuers of securities.

34. Additional information

(a) Proceedings concerning the Company

Due to proceedings carried out by the investigation bodies, in the opinion of Management Board there are no premises for claiming that these proceedings concern issues, which may have material impact on the fair presentation and correctness of the consolidated financial statement of the Group for the year ended 31 December 2004. These proceedings are not carried out against the Company.

(b) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN". The project assumes optimalization and consolidation of production and the sale of fuels, engine oils, lubricants and paraffins in the Capital Group of PKN ORLEN. In the firs half year of 2005 the Management Board of PKN ORLEN will take decision concerning the further operations of the southern assets.

As of the date of the above consolidated financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

(c) Transaction of purchasing of shares of UNIPETROL

On 4 June 2004 PKN ORLEN signed following agreements:

- between the National Property Fund of the Czech Republic ("NPF") and the Company on the purchase of 62.99% shares of Unipetrol a.s. for the amount of CZK 11,3 billion ("Unipetrol Share Purchase Agreement"), on condition that all the relevant consents are obtained from the regulating bodies,

- between the Czech Consolidation Agency and the Company on the purchase of 9.76% shares and receivables belonging to certain entities constituting part of the Capital Group of UNIPETROL for the amount of CZK 1.75 billion in total

On 11 March 2005 PKN ORLEN informed the European Commission about the planned consolidation between PKN ORLEN and UNIPETROL. The notification was connected with the necessity of fulfilling the last precedent condition related to the Unipetrol Share Purchase Agreement. According to the procedure, the European Commission, is to make a relevant decision at the earliest after 25 working days.

During 60 days from the date of conclusion of the transaction PKN ORLEN will announce the public invitation to buy shares remaining in the exchange trade shares of UNIPETROL and its subordinated companies: Paramo and Spolana, listed on the Stock Exchange in Prague. In the opinion of the Management Board the conclusion of the transaction will take place before the end of the I half year of the year 2005.

35. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act dated 29 September 2004 and related regulations. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS effective for 2004, except for non-compliance with IAS 29, IAS 16 and IFRS 1 as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for t year ended 31 December 200
PAS basis consolidated	2,589
Distributions from profit for social activity	(4)
Borrowing costs capitalisation, less depreciation	(198)
Amortisation of CPN goodwill	(11)
IFRS treatment of negative goodwill	16
Change of accounting policy in financial statements prepared under PAS	26
Increase of shares in net assets of the company Anwil S.A. resulting from the purchase of own shares by Anwil S.A. to redeem	(72)
Other	11
Deferred tax on the above	39

IFRS Consolidated	2,396
	====

	31 December 20
PAS basis consolidated	11,4
Distribution from profit for social activity	
Borrowing costs capitalisation less depreciation	2
Goodwill on CPN, net	
IFRS treatment of negative goodwill	(3
Change of accounting policy in financial statements prepared	

under PAS	
Other	
Deferred tax on the above	(4

IFRS Consolidated	11,6
	===

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in capital. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

(b) Capitalisation of financial costs

In accordance with PAS, financial costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Financial costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements financial costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(j).

(c) Goodwill on shares purchased from former CPN employees

The acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107 million on the acquisition of the 19.43% CPN shares held by the employees, which is depreciated during the period of 10 years.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was presented using pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Group released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(d).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) Increase of shares in net assets of Anwil S.A.

As a consequence purchasing in 2004 by Anwil S.A. own shares in order to redeem there was an increase of shares of the Company in net assets of Anwil S.A. by 8,21%. The transaction was recognized in total as other financial income in the amount of PLN 71,183 thousand. According to IFRS 3 the transaction was presented as a decrease of minority interest in correspondence to the result of the previous years.

(g) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged and fuel charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of consolidated financial statements prepared under IFRS amounts of excise tax and fuel charge of respectively PLN 10,276 million were eliminated from the revenues and costs of sales in the period of 12 months ended 31 December 2004 and 9,309 million for the period of 12 months ended 31 December 2003.

36. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 19 April, 2005.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

Vice President	Vice President
Wojciech Heydel	Andrzej Macenowicz
Vice President	Vice President
Cezary Smorszczewski	Janusz Wisniewski

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: Sell of shares in NOM
Released	07:00 27-Apr-05
Number	5655L

Regulatory announcement no 27/2005 dated 26 April 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that it has received the decree of the Arbitration Court, based in Warsaw, which states that the agreement for the purchase of 168,000 shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. („NOM") by Polskie Sieci Elektroenergetyczne S.A. („PSE") in Warsaw from Polski Koncern Naftowy ORLEN S.A. did not come into force because the suspending condition was not fulfilled, i.e. the lack of approval from PSE corporate organs for the deal. At the same time the counter action of PKN ORLEN for payment for the shares was declined.

In accordance to the mentioned decision PKN ORLEN still owns 168,000 shares in NOM of a total nominal value of PLN 84,000,000, representing 35 % of the initial capital of NOM.

Shares owned by PKN ORLEN represent 35% of the initial capital of NOM and the same number of votes at its shareholders' meeting.

Except in respect to the execution of the share transfer agreements referred to above, as well as of the Consolidation Agreement, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

(See also Regulatory Announcement No 35/2000, dated 9 June 2000, and Regulatory Announcement No 37/2003, dated 21May 2003).

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Correction of Annual Reports
Released	08:52 06-May-05
Number	9705L

Regulatory announcement no 28/2005 dated 6 May 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that, following the publication of the decree of the Arbitration Court, based in Warsaw, which states that the agreement for the purchase of 168,000 shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. („NOM") by Polskie Sieci Elektroenergetyczne S.A. („PSE") in Warsaw from PKN ORLEN did not come into force because the suspending condition was not fulfilled, i.e. the lack of approval from the corporate organs of PSE for the deal, the Company has made a correction to the Annual Report for 2004, Consolidated Annual Report 2004 under PAS and IFRS which were published accordingly on 31 March 2005 and 20 April 2005.

The correction in the Annual Report 2004 relates to an increase in the provision for amounts receivable from PSE from 67m PLN to 111.5m PLN. In light of the above, the financial results of PKN ORLEN and the distribution of profits have been changed. The appropriate notes have also undergone changes.

PKN ORLEN has also made an amendment to the Consolidated Annual Report 2004 under PAS and IFRS. The amendment relates to the financial results of the Parent Company and the distribution of profits.

The corrected Annual Report 2004 and Consolidated Annual Report under PAS and IFRS will be published late afternoon today, and will be available on our website: www.orlen.pl

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	LIFO - 1Q05
Released	08:57 16-May-05
Number	3263M

Regulatory announcement 29/2005 dated 16 May 2005

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, would like to outline the **impact of LIFO valuation of inventories on the unconsolidated financial results of PKN ORLEN and the consolidated financial results of the PKN ORLEN Capital Group for Q1 2005.**

Estimates of gross income and net income (after deferred taxation), assuming LIFO valuation of inventories, of PKN ORLEN under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	Q1 2005	**Q1 2004**
Unconsolidated gross profit	453 252	327 099
Unconsolidated net profit	369 131	254 947
Consolidated gross profit	511 265	379 276
Consolidated net profit	407 990	274 202

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory evaluation according to the weighted average of the manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. In light of the above a market trend of increasing crude oil prices has a positive effect, and a trend of downward crude oil prices a negative one on the results achieved by PKN ORLEN and the PKN ORLEN Capital Group. The application of the LIFO method to inventory evaluation causes the current production to be evaluated on the basis of the current price of purchased crude oil. In light of the above a market trend of increasing crude oil prices has a negative effect, and a market trend of downward crude oil prices a positive one on the results compared to when the weighted average method is applied. These trends appear mostly when crude oil prices show significant movement. The crude oil price increase during Q1 2005 was significantly higher than in Q1 2004. In addition, there was a significant increase in crude oil inventories. Therefore the correction due to the LIFO valuation (in minus) is clearly higher.

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

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PKN ORLEN SA
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82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of shares in ZW Mazowsze
Released	15:42 16-May-05
Number	3565M

Regulatory announcement no 30/2005 dated 16 May 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that on 20 April 2005, on the basis of share transfer agreements, the Company sold 3,932 shares of Zespol Wczasowy „Mazowsze" Sp. z o.o. („**ZW Mazowsze**") based in Leba (Poland) with a par value of PLN 1,000 each, representing 100.00% (and the same number of votes at its shareholders' meeting), for a total of PLN 3,007,980.00, i.e. PLN 765.00 for each share to Przedsiebiorstwo Turystyczne „MAZOWSZE" Sp. z o.o. "**PT Mazowsze**" is based in Leba (Poland).

The shareholders of PT Mazowsze are managerial staff and employees of ZA Mazowsze.

The share ownership was transferred to the above mentioned entities on 16 May 2005.

Following the above transaction PKN ORLEN will not have any holding in ZW Mazowsze.

Except in respect to the execution of the share transfer agreements referred to above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Unipetrol shares
Released	12:39 24-May-05
Number	6866M

Regulatory announcement no 31/2005 dated 24 May 2005

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that PKN ORLEN on May, 24 2005 purchased:

- 114,224,038 bearer shares of Unipetrol a.s ("Unipetrol Shares")., each having a nominal value of CZK 100 and representing approximately 62.99% of all issued and outstanding shares of Unipetrol, a.s ("Unipetrol") for a total of CZK 11,303,886,660 (PLN c.a. 1,562,197,136 as of May 23, 2005).
- 745,000 bearer shares of Spolana a.s ("Spolana Shares")., each having a nominal value of CZK 655, and representing 9.76% of the share capital of Spolana a.s., for a total of CZK 1.0 million (PLN c.a.138,200 as of May 23, 2005),
- receivables towards some of the companies of the Unipetrol Group ("Receivables") with a nominal value of approx. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million, as of April 1, 2004, for approx. CZK 1.7 billion (PLN c.a. 234,940,000 as of May 23, 2005).

PKN ORLEN purchased the Unipetrol Shares under an agreement signed with the National Property Fund of the Czech Republic ("NPF"). The purchase was executed by way of the registration on May 24, 2005 of these shares on PKN ORLEN's securities account as a result of an over the counter transaction settlement.

NPF is a Czech government privatisation agency.

PKN ORLEN purchased the Spolana Shares and Receivables under agreements signed on June 4, 2004 with Ceska Konsolidacni Agentura ("CKA"). The purchase of Spolana Shares was executed by way of the registration on May 24, 2005. of these shares on PKN ORLEN's securities account as a result of an over the counter transaction settlement. The purchase of the Receivables was executed by way of signing the disposal agreements on May 24, 2005.

CKA is a Czech government restructuring agency.

No relationship exists between PKN ORLEN and the managing or supervisory persons of PKN ORLEN and FMN and CKA.

The financial resources necessary to acquire the Unipetrol Shares, Spolana Shares, and Receivables, are sourced 90% from internal funds and 10% from PKN's currently available credit limit.

The purchase of Unipetrol Shares and Spolana shares is a long-term investment for PKN ORLEN.

This transaction strengthens PKN ORLEN's position as a one of the leading Central and

East European downstream oil and petrochemicals players, and further demonstrates that PKN ORLEN is spearheading consolidation in the region.

Following the acquisition of NPF's stake in Unipetrol, and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

The intention of PKN ORLEN is to conduct a restructuring of the Unipetrol Group. The general concept of this restructuring was published in regulatory announcement no 41/2004, dated June 4, 2004.

Before the above-mentioned acquisition of the Unipetrol and Spolana shares PKN ORLEN did not have any stake in either Unipetrol or Spolana.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Notice of AGM
Released	08:31 25-May-05
Number	7215M

Regulatory announcement 32/2005 dated 25 May 2005

Agenda for the Ordinary General Meeting of Shareholders of PKN ORLEN SA.

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes the Agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN, to be held on 29 June 2005. The Meeting shall commence at 10.00 CET in Plock (Poland) at the following address:

Centrum Edukacji Grupa ORLEN
ul. Kobylinskiego 25
Hall B

Agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Election of the Vote Counting Commission.
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2004 with a motion concerning profit distribution for the year ending December 31, 2004.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2004 regarding conformity with books and documentation, and with the actual status and the Management Board's motion concerning profit distribution for the year ending December 31, 2004.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2004.
9. Passing of a resolution concerning the distribution of profit made by PKN ORLEN in 2004 and the setting of the dividend day and the date for payment of the dividend
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2004.
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2004.
12. Revision of the Management Board's Report on the performance of the PKN ORLEN Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2004.
13. Passing of a resolution concerning approval of the Management Board's Report on the performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2004.
14. Passing of resolutions concerning approval for disposal (sale or lease) of self-

operating parts of the Company.
15. Passing of a resolution concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN and giving the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association.
17. Passing of a resolution concerning amendments to the Constitution of the General Meeting of PKN ORLEN and the adoption of the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN
18. Passing of a resolution regarding the establishment of the number of members of the Supervisory Board.
19. Passing of a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN.
20. Passing of a resolution concerning the insurance conditions of the members of the Supervisory Board of PKN ORLEN.
21. Closure of the General Meeting of Shareholders.

Pursuant to the art. 402 § 2 of the Code of Commercial Companies, PKN ORLEN hereby publishes the proposed amendments to the Articles of Association of PKN ORLEN according to the point 16 of the agenda:

1) § 2 item 5 as below to be deleted:

"Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics."

2) § 7 to add item 9a as below:

"The resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with the reservation that the shareholders present who decided that this item be included in the agenda previously give approval for removing, or a decision not to consider, this issue."

3) § 7 item 11 as below:

"The voting rights of the Company's shareholders is restricted in that at the General Meeting of Shareholders, none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that, for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities, such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and Depository Bank, which on the basis of the agreement between the Bank and the Company, issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting rights exercised by the Dependent Entity is understood as exercise of voting rights by the Dominant Entity as stated in Law on Public Trading of Securities and for the counting of votes to which a

shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

<u>To be replaced with the following:</u>

"The voting rights of the Company's shareholders are as follows:

1. *The voting rights of shareholders are limited in the manner that no shareholder, regardless of the date of purchase or acquisition of shares can exercise more than 20% of the total votes of the Company as of the day when the General Meeting of Shareholders takes place.*
2. *For the purposes of this item the voting rights exercised by the Dependent Entity is understood as the execution of voting rights by the Dominant Entity as stated in the Law on Public Trading of Securities and, for the counting of votes to which a shareholder is entitled, the number of votes per share is added to the number of votes which would have been obtained by a shareholder if his GDR were to be exchanged for shares.*
3. *The change to this item requires the passage of a resolution by the General Meeting of Shareholders with a majority of 80% of the given votes.*

4) § 8 item 5 sentence 1 as below:

At least two members of the Supervisory Board have to comply with the following provisions:

1. he is not an employee of the Company or the Affiliated Entity;
2. he is not a member of the supervisory or management authorities of the Affiliated Entity;

3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;

5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

<u>To be replaced with the following:</u>

"At least half of the members of the Supervisory Board, as appointed by the General Meeting, have to comply with the following provisions:

1. *he is not an employee of the Company or Affiliated Entity;*

2. *he is not a member of the supervisory or management authorities of the Affiliated Entity;*

3. *he is not a shareholder having 5% or more votes at the Company's General Meeting of Shareholders or Affiliated Entity's general meeting;*

4. *he is not a member of the supervisory or management authorities or employee of an entity having 5% or more of the votes at the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;*

5. *he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoptive relationship with any of the persons mentioned above."*

5) § 8 to add item 9a as below:

"Passing resolution regarding:
a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company
requires the assent of the majority of the independent members of the Supervisory Board as mentioned in § 8 item 5."

6) § 8 item 11 point 10 as below:

"setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;"

<u>To be replaced with the following:</u>

"setting the scope, accuracy and time of submission by the Management Board annual and long-term financial plans and plans for the strategic development of the Company"

7) § 8 item 11 point 11 as below:

"approving long-term strategic plans"

<u>To be replaced with the following:</u>

"approving the strategy for the development of the Company and its long-term financial plans"

8) § 8 item 11 point 12 as below:

"reviewing annual economic and technical plans"

<u>To be replaced with the following:</u>

"reviewing annual financial plans"

9) § 8 item 11 point 14 as below:

„giving assent, following Management Board motion, to purchase property, perpetual usufructs or share in such property, whose value according to the purchase net price exceeds one fortieth of the initial capital"

<u>To be replaced with the following:</u>
"giving assent, following a Management Board motion, to purchase property, perpetual

usufructs or shares in such property, whose value, according to the purchase net price, exceeds one twentieth of the initial capital"

10) § 8 item 12 point 4 as below:

"incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

b) activities which in order to be performed need consent of the General Meeting of Shareholders."

<u>To be replaced with the following:</u>

"incurring other liabilities which on the basis of one or several connected legal actions exceeds an equivalent of one half of the initial capital, with the exclusion of the following:

a) activities performed within the confines of an ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual and long-term financial plans;

b) activities which in order to be performed need the consent of the General Meeting of Shareholders."

11) § 8 item 12 point 5 as below to be deleted:

"realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital"

12) § 8 item 12 point 6 as below:

"exercising by the Company its voting right on general meetings and partners' meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company."

<u>To be replaced with the following and mark as § 8 item 12 point 5:</u>

"exercise by the Company of its voting rights at general meetings and partners' meetings of dependent entities and other entities, if the value possessed by the Company's shares or stakes, as set out on the basis of the price they had been bought or acquired for, amounts to more than one half of the Company's initial capital, in the following cases:

- *merger with another company and restructuring of the company*
- *sale and lease of the Company's undertakings and establishing the right of use of it*
- *winding-up of the company."*

13) § 8 item 12 point 7 as below:

"creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities"

<u>To be replaced with the following and mark as § 8 item 12 point 6:</u>

"creating commercial law companies and joining existing companies, as well as contributions to cover shares or sell shares, if the Company's capital engagement in a given company which already exists, or an engagement which the Company is about to achieve as the result of the buying or acquiring of shares, as calculated on the basis of the share sale or acquisition price, exceeds an equivalent of one half of the initial capital, excluding the buying of shares in public trading.

14) § 8 item 12 to add point 7 as below:

"To advance money to shareholders for the expected dividend"

15) § 9 item 1 point 1 as below:

"The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board"

<u>To be replaced with the following:</u>

"The Company's Management Board consists of five to nine members, including the President, Vice-Presidents and others members of the Management Board"

16) § 9 item 4 sentence 1 as below:

"Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial representative. "

<u>To be replaced with the following:</u>

"Declarations of intent on behalf of the Company are made by:

- *two members of the Management Board acting together*
- *one member of the Management Board acting together with the commercial representative or with a proxy with the scope of the power of attorney. "*

17) § 9 to add item 5a as below:

"A resolution of the Management Board can, with exception, be passed without session, in writing or by the use of a direct method of long-distance communication. A resolution passed in this manner is valid if all members of the Management Board were notified about the text of the resolution and none of the members of the Management Board raised an objection to voting without a session. The detailed manner of the passing of such resolutions in the above-described manner is described precisely in the Constitution of the Management Board."

18) § 9 item 7 point 3 as below:
"The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

To be replaced with the following:

"The purchase of property/real estate, perpetual usufruct or share of a property/real estate, on condition that, if the value according to the net purchase price of such property/real estate, perpetual usufruct or share of a property/real estate exceeds one twentieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

19) § 9 item 7a to be added:

1. The Management Board is entitled to pass a resolution regarding the paying in of advance money to shareholders for the expected dividend at the end of the financial year, if the Company has sufficient resources for this payment. This payment of advanced money requires the assent of the Supervisory Board.
2. The Company can pay in advance money to shareholders for the expected dividend, if the approved financial statement for the previous financial year shows a profit. The upfront payment can amount to a maximum of half last year's profit reached till the end of the last financial year, based on the audited financial statement plus reserve earnings from achieved profits which are available to the Management Board for pay-out purposes minus retained losses (or losses not covered) and treasury shares.

20) § 9 item 9 as below:

"The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in the form, scope and time as determined by the Supervisory Board."

To be replaced with the following:

"The Management Board is obliged to work out and pass annual and long-term financial plans and plans for the strategic development of the Company in a form, scope and time as determined by the Supervisory Board.

Participation in the Ordinary General Meeting of Shareholders is permitted for those holding certificates, issued by a brokerage house or a bank managing a securities account, stating the number of shares owned and confirming that the shares will have been deposited in the account by the end of the Meeting.

Participation in the Meeting is permitted on condition that the certificates mentioned above will be submitted by 21 June 2005 inclusive at the Legal Office - room 110, Company

Headquarters in Plock, Chemikow St. 7, between 8.30 a.m. and 4.30 p.m.

Copies of the Management Board's Report on PKN ORLEN's performance and a report on financial results of PKN ORLEN, together with a copy of the Supervisory Board's Report and a copy of the Certified Auditor's report, will be distributed no earlier than 15 days before the Meeting. The copies of other issues included in the Agenda will be made available no earlier than a week before the Meeting in the Company's Headquarters at the reception desk from 8 am till 3 pm.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 9.00 a.m. in front of the meeting hall.

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	FMR Corp and Fidelity over 5%
Released	15:57 25-May-05
Number	7618M

Regulatory announcement No 33/2005 dated 25 May 2005

FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries go over 5% in PKN ORLEN

Polski Koncern Naftowy ORLEN SA ('PKN ORLEN'), Central Europe's largest downstream oil company informs that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries on 24 May 2005 were in possession of 21,436,944 bearer shares of PKN ORLEN, the amount that accounts for 5.01% of the initial capital and assures 21,436,944 votes at the general meeting of shareholders and 5.01% of the votes at the general meeting of shareholders of PKN ORLEN.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: The verdict of the Court
Released	15:44 02-Jun-05
Number	0876N

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 34/2005 dated 2nd June 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 1st June 2005 it received the verdict of the District Court in Warsaw, which dismissed a complaint raised by a shareholder, Bengodi Finance S.A., based in Warsaw, regarding the invalidity of resolution no 14 of the Extraordinary General Meeting of Shareholders dated 5 August 2004, in respect of the appointment of Mr Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of PKN ORLEN.

(see also regulatory announcement no 66/2004 dated 12 August 2004)

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft resolutions for OGM - 1
Released	16:54 09-Jun-05
Number	3833N

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 35/2005 dated June 9th, 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the draft resolutions to be passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 29th June 2005, and moreover that there occurred a publishing error in the Regulatory announcement dated 25 May 2005: the place of the Ordinary General Meeting of Shareholders of PKN ORLEN, which will be held on 29 June 2005, is not Centrum Edukacji Grupa ORLEN,ul. Kobylinskiego 25, Hall B, but that Ordinary General Meeting of Shareholders of PKN ORLEN, will be held at the following address: Dom Technika, Kazimierza Wielkiego 41, Plock.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr / Mrs....... to the position of the Chairman of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the Agenda of the General Meeting of Shareholders

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Election of the Vote Counting Commission.
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2004 with a motion concerning profit distribution for the year ending December 31, 2004.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2004 regarding conformity with books and documentation, and with the actual status and the Management Board's motion concerning profit distribution for the year ending December 31, 2004.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2004.
9. Passing of a resolution concerning the distribution of profit made by PKN ORLEN in 2004 and the setting of the dividend day and the date for payment of the dividend
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2004.
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2004.
12. Revision of the Management Board's Report on the performance of the PKN ORLEN Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2004.
13. Passing of a resolution concerning approval of the Management Board's Report on the performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2004.
14. Passing of resolutions concerning approval for disposal (sale or lease) of self-operating parts of the Company.
15. Passing of a resolution concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
16. Passing of a resolution concerning amendments to the Articles of Association of PKN ORLEN and giving the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association.
17. Passing of a resolution concerning amendments to the Constitution of the General Meeting of PKN ORLEN and the adoption of the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN
18. Passing of a resolution regarding the establishment of the number of members of the Supervisory Board.
19. Passing of resolutions concerning changes to the composition of the Supervisory

Board of PKN ORLEN.
20. Passing of a resolution concerning the insurance conditions of the members of the Supervisory Board of PKN ORLEN.
21. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2004

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 45 and 53 item 1 of the Accounting Law with respect to § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

1. the Management Board's report on the Company's performance in 2004,

2. the Company's financial statement for the period from January 1 to December 31, 2004 containing:

    - the balance sheet verified by the auditor as of December 31, 2004 showing assets and liabilities amounting to PLN 15,568,106,211.93
    - profit and loss account for the period from January 1, 2004 to December 31, 2004 showing net profit of PLN 2,275,644,989.92
    - additional information including introductory notes to the financial statements and definitions
    - changes in the shareholders' equity showing PLN 2,041,986,905.13 increase as at 31 December 2004
    - cash flow statement showing PLN 225,917,890.94 increase.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the distribution of the profit made by the Company in year 2004 and the setting of the dividend day and the date for payment of the dividend

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the Ordinary General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, divides profit of PLN 2,275,644,989.92 made by the Company in the financial year 2004 in the following way:

- for the supplementary capital - PLN 1,587,310,492.32
- for the dividend payment - PLN 684,334,497.60
- for the Corporate Social Fund - PLN 4,000,000.00

The profit not divided from previous years, resulting from changes in the accounting standards (according to the amendment Accounting Law), of PLN 24,952,860.27 allocated to supplementary capital.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN sets the dividend day on August 1, 2005 and the date for payment of the dividend on September 1, 2005.

§ 3

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Zbigniew Wrobel in the financial year 2004 regarding his acting as a President & CEO in the period from January 1, 2004 to July 29, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Walczykowski in the financial year 2004 regarding his acting as a President & CEO in the period from July 29, 2004 to August 16, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Igor Adam Chalupec in the financial year 2004 regarding his acting as a President & CEO in the period from October 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka in the financial year 2004 regarding his acting as a Vice President in the period from January 1, 2004 to October 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Ernest Macenowicz in the financial year 2004 regarding his acting as a Vice President in the period from January 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Wisniewski in the financial year 2004 regarding his acting as a Vice President in the period from January 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Strzelecki in the financial year

2004 regarding his acting as a Vice President in the period from January 1, 2004 to October 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Wojciech Andrzej Heydel in the financial year 2004 regarding his acting as a Vice President in the period from November 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Cezary Krzysztof Smorszczewski in the financial year 2004 regarding his acting as a Vice President in the period from November 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Maciejewicz in the financial year 2004 regarding his acting as a Vice President in the period from December 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the financial year 2004 regarding his acting as a Member of the Management Board in the period from April 22, 2004 to October 18, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Pawel Henryk Szymanski in the financial year 2004 regarding his acting as a Member of the Management Board in the period from October 18, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Kazimierz Gierej in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004 and from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Waga in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Adam Bartkiewicz in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to March 1, 2004 and from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of

the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Walczykowski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to July 29, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Jozef Zyndul in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Orest Andrzej Nazaruk in the financial year 2004; the member of the Supervisory Board in the period from January 1,

2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Wieczorkiewicz in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ireneusz Wesolowski in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Edward Grzywa in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 22, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Kratiuk in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ryszard Lawniczak in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Grzegorz Mroczkowski in the financial year 2004; the member of the Supervisory Board in the period from March 1, 2004 to April 2, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Szlubowski in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Andrzej Kruk in the financial year 2004; the member of the Supervisory Board in the period from April 2, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Zielinski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Marian Czakanski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to June 11, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Studzinski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of

PKN ORLEN hereby approves the performance of Mr Michal Stepniewski in the financial year 2004; the member of the Supervisory Board in the period from June 24, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Raimondo Eggink in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Aleksy Lis in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Ms Malgorzata Agnieszka Okonska-Zaremba in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Piotr Mateusz Osiecki in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the Management Board's report on the performance of the Company's Capital Group and the Capital Group's consolidated financial report for 2004

§ 1

Under art. 395 § 5 of the Code of Commercial Companies and art. 55 and 63c item 4 of the Accounting Law in respect of § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby approves:

1. the Management Board's report on the performance of the Company's Capital Group for the year 2004,
2. the Capital Group's consolidated financial statement for the period from January 1 to December 31, 2004, including:
   - the balance sheet verified by the auditor as of December 31, 2004 containing assets and liabilities amounting to PLN 19,005,951,987.52
   - consolidated profit and loss account for the period from January 1, 2004 to December 31, 2004 showing net profit of PLN 2,588,981,177.91
   - additional information including introductory notes to the consolidated financial statements and definitions
   - changes in shareholders' equity showing a PLN 2,319,761,324.41 increase as at 31 December 2004
   - consolidated cash flow statement showing a PLN 143,093,811.78 increase.

§ 2

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Car Service Station in Swarzedz on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Car Service Station in Swarzedz will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 23 in Oleck on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 23 in Oleck will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes an immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 72 in Konin on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 72 in Konin will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 11 in Zgierz on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 11 in Zgierz will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 12 in Dobryszyce on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 12 in Dobryszyce will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 22 in Bialystok on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 22 in Bialystok will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 24 in Suwalki on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 24 in Suwalki will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 43 in Kedzierzyn-Kozle on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 43 in Kedzierzyn-Kozle will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 97 in Choszczyna on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 97 in Choszczyna will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 98 in Stargard Szczecinski on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 98 in Stargard Szczecinski will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 95 in Kolobrzeg on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 95 in Kolobrzeg will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 83 in Ustrzyki Dolne on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 83 in Ustrzyki Dolne will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes an immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 85 in Libusza on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 85 in Libusza will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 92 in Szczecin on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 92 in Szczecin will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 33 in Gdansk on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 33 in Gdansk will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 32 in Gdansk on the principles given below.

§ 2
The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3
In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4
The lease of the Oil Products Storage Facility No 32 in Gdansk will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5
The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1
Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 42 in Katowice-Ligot on the principles given below.

§ 2
The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3
In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4
The lease of the Oil Products Storage Facility No 42 in Katowice-Ligot will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 13 in Plock on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 13 in Plock will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Storage Facility located in Swinoujscie, 1 Finska street on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Storage Facility located in Swinoujscie, 1 Finska street will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Storage Facility located in Jerzmanki near Zgorzelec on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Storage Facility located in Jerżmanki near Zgorzelec will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 41 in Kedzierzyn-Kozle on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board.

§ 4

The lease of the Oil Products Storage Facility No 41 in Kedzierzyn-Kozle will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding Corporate Governance

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN, introduced with the Supervisory Board Opinion, gives its assent to the statement of the Management Board of PKN ORLEN regarding the Corporate Governance rules for the issuers of shares,

convertible and pre-emptive convertible bonds admitted to public trading and thus make changes to the prior statement in resolution no 34 of the Ordinary General Meeting of Shareholders of PKN ORLEN dated 24 June 2004.

The relevant statement on the issue in question is attached to this resolution.

§ 2

The resolution takes immediate effect.

Attachment to the resolution

Representation concerning the corporate governance principles for joint-stock companies issuing shares, convertible bonds or bonds with pre-emptive rights which are admitted to public trading, adopted by the Warsaw Stock Exchange

	PRINCIPLE	YES/ NO/ PARTIALLY	I
	GENERAL PRINCIPLES		
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**Yes**	*The Ma makes Compar activity, interests stakeho*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Cor the joint the inte hence principle the righ law ar Associa*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*Membe Compar and pe and witl law, the econom establis have dr observe membe Compar actions interests*
IV	**Court control**		

	Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Cc chairing with the and in laws, a which s courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choo expert s of a cha by the indepen observa competi ensures advisory separat selectec*
	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General in the P³ock, Compar also be*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**Yes**	*Acceptir assump Compar provisio General*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respec the law Associa ORLEN proposa Meeting obstacle objective Meeting requeste*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously		*Should Meeting by e Manage minimize cancella*

	groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The rigł deemeo docume with a v execute of the lɛ accorda relevant – are aι*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*General in corr provisio Associa Meeting contain membeı not pro The Ma shareho provisio the Rulε*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accor Meeting Meeting the elec the Ch meeting nor the provide other p General*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman	**Yes**	*The Ru the pow General efficient and ob shareho practice of Asso*

	should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.		*Meeting*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*Membe Supervi shareho within explana the issu The C Meeting matters, stateme attende explana audit an*
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Membe and S General provide powers, connect conside*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Membe and Su present explana extent the exi reportin compan*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In acco Meeting howeve any pro defer th the righ break is*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*In acco Meeting of the procedu*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted	**Yes**	*With a Compa the ide principl apply th amendn*

	such a request, and supported by 75% of the shareholders voting at the General Meeting.		
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Ru currentl participa reasons adopted*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*Acceptin assump Compan this p provisio Meeting*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During are ab stateme issues, included*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*Intendin accurate shareho idea a principle apply provisio principle Board.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*Membe evaluate Compan so, nan Compan trust in Board, and ap perform General*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or		*Par. 8.5 detailed of the S within Associa it is*

	employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company [1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**Yes**	Depend Depend Domina Within Associa towards Domina a) has anotl the entitl b) is e office (Dep autho c) mor boar Entit the b other depe Depend Domina Depend remains Domina a view Compar appropr Associa
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	When p the Sup increasi interest
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	Acting a the cas Supervi rights the Com membe regularl transact other perman establis constan Compar
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	It follo membe from pa voting o result Notwiths

			that it incorpor Board.
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*Acceptii assump Compar relevant and for i*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*Acceptii assump Compar to the R*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accor in force procedu Board p any rele the publ*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remune Supervi: significa busines. membei as indivi is disclo*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The	**Yes**	*The Cc Rules o introduc ideas ε* Practice *the aı Supervi: the publ*

	Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.		
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*Any ch presenc the Sup changes principle the Sup*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*Acceptin assump Compar principle to the w of the S.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Member every e the time*
	BEST PRACTICES OF MANAGEMEN		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Ma sets for the obje transpa Compar accorda Compar long-ten by the S*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the	**Yes**	*When r Manage in accor its sha using th*

	interests of the local community, should be taken into account.		
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	Yes	*In trans persons interest Board a the tran:*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	Yes	*Membe become have ur correspo*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	Yes	*Membe hold I themsel treating shares to the gi*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	Yes	*To date interest due to Board. occur, immedia this fact*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	Yes	*The re membe determi manage The pa Supervi objectiv*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and		*The agg of the individu the Mar*

	itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*Compar*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Cc Rules o. introduc ideas ε* Practice *Rules oi availabl*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD P		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Sup having objectivity performa*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Com rule that every five*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant Associati Supervisc suppleme to the Rul*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Com principle auditors c auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having re sharehol exercise of sharet transactio*

46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Com availabilit material disclosure contrary t*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN OR policy prc public ob Company mass me activities with the p*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*From th represent corporate Managem exercise of the cap adopted such time Board an Stock Exc*

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 2 item 5 as below to be deleted:

"Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 7 to add item 9a as below:

"The resolution regarding a decision not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with the reservation that the shareholders present who decided that this item be included in the agenda previously give approval for removing, or a decision not to consider, this issue."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 7 item 11 as below:

"The voting rights of the Company's shareholders is restricted in that at the General Meeting of Shareholders, none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that, for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities, such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and Depository Bank, which on the basis of the agreement between the Bank and the Company, issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting rights exercised by the Dependent Entity is understood as exercise of voting rights by the Dominant Entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

To be replaced with the following:

"The voting rights of the Company's shareholders are as follows:

1. *The voting rights of shareholders are limited in the manner that no shareholder, regardless of the date of purchase or acquisition of shares can exercise more than 20% of the total votes of the Company as of the day when the General Meeting of Shareholders takes place.*
2. *For the purposes of this item the voting rights exercised by the Dependent Entity is understood as the execution of voting rights by the Dominant Entity as stated in the Law on Public Trading of Securities and, for the counting of votes to which a shareholder is entitled, the number of votes per share is added to the number of votes which would have been obtained by a shareholder if his GDR were to be exchanged for shares.*
3. *The change to this item requires the passage of a resolution by the General Meeting of Shareholders with a majority of 80% of the given votes.*

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 5 sentence 1 as below:

At least two members of the Supervisory Board have to comply with the following provisions:

1. he is not an employee of the Company or the Affiliated Entity;
2. he is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

To be replaced with the following:

"At least half of the members of the Supervisory Board, as appointed by the General Meeting, have to comply with the following provisions:

1. *he is not an employee of the Company or Affiliated Entity;*
2. *he is not a member of the supervisory or management authorities of the Affiliated Entity;*
3. *he is not a shareholder having 5% or more votes at the Company's General Meeting of Shareholders or Affiliated Entity's general meeting;*
4. *he is not a member of the supervisory or management authorities or employee of an entity having 5% or more of the votes at the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;*
5. *he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoptive relationship with any of the persons mentioned above."*

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 to add item 9a as below:

"Passing resolution regarding:
a) any contribution to members of the management board provided by the Company or any related entities,
b) giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company
requires the assent of the majority of the independent members of the Supervisory Board as mentioned in § 8 item 5."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 11 point 10 as below:

"setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;"

To be replaced with the following:

"setting the scope, accuracy and time of submission by the Management Board, their annual and long-term financial plans and plans for the strategic development of the Company"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

i. § 8 item 11 point 11 as below:

"approving long-term strategic plans"

<u>To be replaced with the following:</u>

"approving the strategy for the development of the Company and its long-term financial plans"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

ii. § 8 item 11 point 12 as below:

"reviewing annual economic and technical plans"

<u>To be replaced with the following:</u>

"reviewing annual financial plans"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 11 point 14 as below:

„giving assent, following Management Board motion, to purchase property, perpetual usufructs or share in such property, whose value according to the purchase net price exceeds one fortieth of the initial capital"

To be replaced with the following:

"giving assent, following a Management Board motion, to purchase property, perpetual usufructs or shares in such property, whose value, according to the purchase net price, exceeds one twentieth of the initial capital"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

iii. § 8 item 12 point 4 as below:

"incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

b) activities which in order to be performed need consent of the General Meeting of Shareholders."

To be replaced with the following:

"incurring other liabilities which, on the basis of one or several connected legal actions, exceeds an equivalent of one half of the initial capital, with the exclusion of the following:

> *a) activities performed within the confines of an ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual and long-term financial plans;*

b) activities, which in order to be performed, need the consent of the General Meeting of Shareholders."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 12 point 5 as below to be deleted:

"realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

11) § 8 item 12 point 6 as below:

"exercising by the Company its voting right on general meetings and partners' meetings of

dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

- merger with another company and restructuring of the company
- sale and lease of the Company's undertaking and establishing the right of use on it
- changes to the articles of association or the statute
- winding-up of the company."

To be replaced with the following and mark as § 8 item 12 point 5:

"exercise by the Company of its voting rights at general meetings and partners' meetings of dependent entities and other entities, if the value possessed by the Company's shares or stakes, as set out on the basis of the price they had been bought or acquired for, amounts to more than one half of the Company's initial capital, in the following cases:

- *merger with another company and restructuring of the company*
- *sale and lease of the Company's undertakings and establishing the right of use of it*
- *winding-up of the company."*

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 12 point 7 as below:

"creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities"

To be replaced with the following and mark as § 8 item 12 point 6:

"creating commercial law companies and joining existing companies, as well as contributions to cover shares or sell shares, if the Company's capital engagement in a given company which already exists, or an engagement which the Company is about to achieve as the result of the buying or acquiring of shares, as calculated on the basis of the share sale or acquisition price, exceeds an equivalent of one half of the initial capital

excluding the buying of shares in public trading."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 12 to add point 7 as below:

"To advance money to shareholders for the expected dividend"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 item 1 point 1 as below:

"The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board"

To be replaced with the following:

"The Company's Management Board consists of five to nine members, including the President, Vice-Presidents and others members of the Management Board"

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 item 4 sentence 1 as below:

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial representative. "

<u>To be replaced with the following:</u>

"Declarations of intent on behalf of the Company are made by:

- *two members of the Management Board acting together*
- *one member of the Management Board acting together with the commercial representative or with a proxy with the scope of the power of attorney. "*

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 to add item 5a as below:

"A resolution of the Management Board can, with exception, be passed without session, in writing or by the use of a direct method of long-distance communication. A resolution passed in this manner is valid if all members of the Management Board were notified about the text of the resolution and none of the members of the Management Board raised an objection to voting without a session. The detailed manner of the passing of such resolutions in the above-described manner is described precisely in the Constitution of the Management Board."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 item 7 point 3 as below:

"The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

To be replaced with the following:

"The purchase of property/real estate, perpetual usufruct or share of a property/real estate, on condition that, if the value according to the net purchase price of such property/real estate, perpetual usufruct or share of a property/real estate exceeds one twentieth of the Company's initial capital, the purchase requires approval of the Supervisory Board."

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 item 7a to be added:

1. The Management Board is entitled to pass a resolution regarding the paying in of advance money to shareholders for the expected dividend at the end of the financial year, if the Company has sufficient resources for this payment. This payment of advanced money

requires the assent of the Supervisory Board.
2. The Company can pay in advance money to shareholders for the expected dividend, if the approved financial statement for the previous financial year shows a profit. The upfront payment can amount to a maximum of half last year's profit reached till the end of the last financial year, based on the audited financial statement plus reserve earnings from achieved profits which are available to the Management Board for pay-out purposes minus retained losses (or losses not covered) and treasury shares.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1
Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 item 9 as below:

"The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in the form, scope and time as determined by the Supervisory Board."

To be replaced with the following:

"The Management Board is obliged to work out and pass annual and long-term financial plans and plans for the strategic development of the Company in a form, scope and time as determined by the Supervisory Board.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the authority to agree the unified text of the Company's Articles of Association

§ 1
Under art. 430 § 5 of the Code of Commercial Companies the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. herby gives the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association.

RESOLUTION No
OF

**ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

dated 29 June 2005

regarding changes in the Constitution of the General Meeting of Shareholders of PKN ORLEN

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN:

1) in § 1 to add item 4 as below:

"A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified."

2) in § 1 to add item 5 as below:

"Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same."

3) in § 1 to add item 6 as below:

"A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered or is obviously groundless. The meeting is called off and a change in the date of the General Meeting in the same manner as it has been convened, ensuring as few negative consequences for the Company and its shareholders as possible. The cancellation and change in the date of the General Meeting can be made no later than three weeks prior to the original date of the meeting."

4) § 4 item 3 as below:

"The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders."

To be replaced with the following:

"The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders. Additionally, the person opening a General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting"

5) in § 10 to add item 7 as below:

"The text of the resolutions of a General Meeting should be formulated in such a way that any person who does not agree with the main substance of the matter in the resolution,

has the possibility to appeal against the resolution"

6) in § 12 to add item 1a as below:

"Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights."

7) § 14 item 1 sentence 1 as below:
"Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in § 8 item 5 of the Articles of Association - not less than two such members."

To be replaced with the following:

"Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in § 8 item 5 of the Articles of Association."

8) To add § 14 a *[Group voting for the election of members of the Supervisory Board]* as below:

"§ 14 a
[Group voting for the election of members of the Supervisory Board]

"1. Upon a motion of shareholders representing at least one fifth of the equity, the members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups.
2. The aforementioned motion in item 1, shall be submitted in writing to the Management Board to allow time to place the motion for the election of members of the Supervisory Board, by means of the voting of separate groups, on the agenda of the Meeting.
3. In the case of group voting for the election of the members of the Supervisory Board the contents of both no 8 § item 2 point 1and item 5 of the Company's Articles of Association do not apply.
4. Before the election of the members of the Supervisory Board by means of the voting of separate groups is made, the Meeting of Shareholders will agree the number of members of the Supervisory Board.
5. Before a group voting decision is made, the chairman of the Meeting will announce the attendance list, the total number of shares, the number of shares represented at the Meeting and the number of shares required to form a group able to elect a member of the Supervisory Board. Then, he/she will call an adjournment to allow time to set up groups.
6. Shareholders representing at the Meeting the required number of shares, calculated as the total number of shares represented at the Meeting divided by the number of members of the Supervisory Board, can set up a separate group in order to elect one member of the Supervisory Board. Those Shareholders will not take part in the election of other members of the Supervisory Board.
7. The establishment of the aforementioned group is understood as confirmation of its composition and the appointment of its chairman. The chairman is not appointed if there is only one Shareholder in the group. After the adjournment, the chairmen of the

groups formed will submit a written message, certified by the shareholders or their deputies, which will include the following information:

a) The chairman of a group,

b) Applications for membership of the groups. These offers should comprise the number of shares in the possession of an individual shareholder.

The Shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of any incorrect issue to which item 8 describes.

8. *The chairman of the General Meeting of Shareholders will check if the groups were formed according to the regulations. In the case of any incorrectness concerning especially the participation of a shareholder in more than one group or in the case of a lack of signatures or if the number of the members of the group is too small, the chairman will call an additional adjournment to allow time to eliminate all these incorrect items. This elimination will mean the change, supplementation or lodging of a new declaration concerning the constitution of a group or groups.*
9. *If all the regulations are complied with, the chairman of the General Meeting of Shareholders will announce the list of groups together with their members, and the order of voting. The order of voting is alphabetic, based on the surnames of the chairmen of the groups. In the case where two of the chairmen share the same surname they will draw lots. Improperly formed groups or improper registration of the lists of groups will not be announced by the chairman of the General Meeting of Shareholders.*

   Groups can appeal against the decision of a chairman to the General Meeting.
10. *One group, provided that it has yet to vote, can join another just after the opening of the sitting of the latter group, to make their common election. The joining of groups must be done by means of a decision given by the chairman of the General Meeting and chairman of the group and when every member of both groups gives its assent to the joiner. If, after joining, the joint groups are vested with the right to elect more members of the Supervisory Board than the sum of their separate powers, the chairman of the General Meeting will inform the General Meeting about the joint group and will correct his/her previous announcement.*
11. *In the case where a shareholder enrolls in more than one group and this incorrect action has not been removed during an additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first in alphabetical order. The shares in possession of the shareholder are disregarded while determining the number of the members of the other groups on the list on which he/she has entered his/her name.*
12. *The chairman of the General Meeting of Shareholders gives orders for the sitting of the groups, and when the voting of the groups is to be started. The chairmen of individual groups administer the sitting and voting of their groups. The sitting and voting take place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can table a motion calling for an adjournment of up to 15 minutes to allow time to come to a confidential agreement of the members of his/her group. Directly after opening the proceeding the group can withdraw from taking part in voting on condition that no one from the group raises an objection. The resignation from participation in voting can be done only immediately after the opening of the sitting of a group or after a 15 minute adjournment called by its chairman.*

13. *The rights of the chairman of groups, the proceedings and the voting procedures, will conform to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholder, and the rules for conducting the Meeting and the voting procedures applicable to the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board),*

with the restriction that one share equals one vote irrespective of any statutory restrictions or privileges.

The group can discharge its chairman by way of a decision of a majority of the members of the group or the group can accept his/her resignation and it can then elect a new chairman. All this must be done during the sitting of the group. The chairmen of the joint groups are in collective charge unless one of them resigns.

14. *In the case that group voting has not resulted in the appointment of all the members of the Supervisory Board, the chairman of the General Meeting of Shareholders will call an additional election concerning only the unfilled positions. This will adhere to the general rules governing the way of conducting an additional election but only shareholders who have not enrolled in one of the groups which have elected a member of the supervisory board can participate in the aforementioned election, with the restriction that one share equals one vote irrespective of any restrictions or privileges.*

15. *If, at the General Meeting, not even one group has been formed capable of electing a member of the Supervisory Board, the election will not take place.*

16. *When at least one member of the Supervisory Board has been elected according to the rules defined in this paragraph, the mandate of all pre-existing members of the Supervisory Board will prematurely expire, except for the member elected by the subject defined in the separate statute. Further elections will be conducted on the general principles as defined in § 14 of the Constitution of the General Meeting."*

§ 2

According to changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN made on 29 June, 2005, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby adopts the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN as in amendment to this resolution.

§ 3

The resolution comes into effect on condition that changes in the Articles of Association passed with the resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A., held on 29 June 2005, are registered.

THE CONSTITUTION OF THE GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN S.A.

Introduction

§ 1

1. "Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association."
2. Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby the Constitution.
3. The Management Board takes action connected with the course of the General Meeting of Shareholders, nevertheless such responsibilities can be commissioned to the entity specialising in this. The commissioned work can in particular refer to supervising voting and counting the votes by electronic means.

4. *A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified.*
5. *Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting in advance, so as to allow them to review and evaluate the same.*
6. *A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered or is obviously groundless. The meeting is called off and the date of the General Meeting is changed in the same manner as it has been convened, ensuring as few negative consequences for the Company and its shareholders as possible. The cancellation and change in the date of the General Meeting can be made no later than three weeks prior to the original date of the meeting.*

Definitions
§ 2

In this Constitution the following expressions have the meaning as set out below:
1. Depositary - depositary bank which issued Depositary Receipts under the depositary agreement with the Company
2. Depositary Receipts - depositary receipts issued by Depositary, each representing shares of the Company
3. Law on Public Trading of Securities - Polish Law on Public Trading of Securities dated 25 August, 1997 (Official Journal of Bills No 118, item 754 with the later amendments)
4. The Chairman - the chairman of General Meeting of Shareholders
5. Supervisory Board - the supervisory board of the Company
6. Constitution - present Constitution approved and passed by General Meeting of Shareholders
7. The Articles of Association - the Articles of Association of the Company
8. General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.
9. Participant of General Meeting of Shareholders - shareholder or his representative authorised to participate in General Meeting of Shareholders
10. The Management Board - the management board of the Company

Register of shareholders
§ 3

1 Register of shareholders authorised to participate in General Meeting of Shareholders is prepared and signed by the Management Board
2 The Register should include:
a. first and last names of shareholders or names of companies as shareholders authorised to participate in General Meeting of Shareholders,
b. "their addresses, however natural persons can provide an address for service instead of their home address.",
c. number and kind of shares as well as the number of entitled votes.
3 While preparing the Register defined in 1 and 2 the Management Board takes into account restrictions and limitations of the voting law as defined in § 7 item 11 of the Company's Articles of Association
4 Shareholders being at the same time the owners of Depositary Receipts have the right to exercise votes under these shares which, after their issuance upon Depositary Receipts, would together with real shares entitle them to exercise up to 10 per cent.
5 The owner of Depositary Receipts upon which, if changed into shares, he is entitled to

exercise up to 10 per cent of all votes at the Meeting and being at the same time a shareholder is not entitled to exercise votes upon these shares.

6 The exercising votes by the dependent entity should be understood as if it were exercised by the dominant entity as defined by the Law on Public Trading of Securities.

7 In the case that the Management suspects that the voting right of a shareholder ought to be limited due to violation of art. 147, 149 or 150 of the Law on Public Trading of Securities, or due to hiding relations or dependence between or among shareholders, the Management Board should take action aiming at explaining and clarifying the case, notifying the shareholders of the above whom the case concerns; the Management Board may also address competent administrative bodies or court to identify a number of votes to which the shareholder or shareholders are entitled.

8 The Register of shareholders will be available at the principle office of the Management Board three working days directly prior to the day of General Meeting of Shareholders from 8.00 a.m. to 3 p.m. The Register will also be available during the Meeting.

Opening of General Meeting of Shareholders
§ 4

1. " The General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In the case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board."
2. The person opening the General Meeting of Shareholders can make all order and regulatory decisions necessary to open the General Meeting of Shareholders.
3. *The person opening the General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of the General Meeting of Shareholders. Additionally, the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.*
4. A person opening the General Meeting should procure the immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.

Appointment of the Chairman
§ 5

1. The Chairman is to be appointed from among the participants of the General Meeting of Shareholders
2. Every participant of the General Meeting of Shareholders has the right to propose one candidate as Chairman. The candidates will be enlisted after their prior agreement.
3. "The Chairman is voted for in a secret ballot. Each candidate is voted for separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the resolution to appoint the Chairman should be passed with an absolute majority of votes."
4. The person opening the General Meeting of Shareholders supervises the voting and announces its results. After this he/she hands over the chair to the Chairman.

The Chairman's Competence
§ 6

1. The Chairman of the General Meeting conducts the meeting according to the agenda and Regulations of the General Meeting. The Chairman ensures the efficient conduct of the meeting and observance of the rights and interest of all shareholders. The Chairman

should counteract, in particular, the abuse of rights by participants of the meeting and should guarantee that the rights of minority shareholders are respected.

2. The Chairman of the General Meeting of Shareholders is in particular responsible for :
   a) The smooth and correct progress of the Meeting and voting,
   b) serious discussion at the Meeting,
   c) giving the floor to a speaker,
   d) ordering of voting, supervising its proper progress, signing all the documents with voting results and announcing such results,
   e) ordering breaks in the session; ordered breaks cannot be aimed at hindering the exercise of the rights by the shareholders,
   f) giving appropriate instructions to keep order in the Meeting room,
   g) covering the entire agenda
   h) explaining and settling all doubt-arising points and regulations.

3. Should the need arise, the Chairman can appoint a participant of the General Meeting of Shareholders as a Secretary of the General Meeting of Shareholders to help the Chairman with his duties and responsibilities.
4. The chairman signs the minutes of the General Meeting immediately after the written statement is recorded in the minutes by the notary.
5. The Chairman can resign from his function only because of crucial reasons.

Taking the roll of participants
§ 7

1. Immediately after his appointment the Chairman of the General Meeting of Shareholders signs the roll of participants of the Meeting including the number of shares owned by each participant and a number of votes to be exercised upon these shares.
2. The following steps should be taken while taking the roll:
   a) check whether a shareholder is entitled to participate in the General Meeting of Shareholders,
   b) check the shareholder's or his representative's ID,
   c) to check the regularity of the power of attorney or other document confirming the right to represent a shareholder at a General Meeting; it is presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmation and acknowledgement unless its authenticity or validity raises doubts by the company's Management Board or the Chairman of the General Meeting,
   d) obtain the shareholder's or his representative's signature on the roll,
   e) provide the shareholder or his representative with a magnetic voting card or other voting means or device
3. Appeals concerning entitlement to participate in the General Meeting of Shareholders are to be addressed to the Chairman.
4. Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motions have a right to appoint one member of this commission.
5. Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.
6. Candidates are voted for in a secret ballot. Each candidate is voted for separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes.
7. The roll is available by the time the General Meeting of Shareholders is closed. Persons

responsible for making the roll are obliged to complete the roll with names and the number of relevant shares each time before particular voting.

8. After signing the roll the Chairman affirms the legality of calling for a General Meeting of Shareholders and the legal ability of the Meeting to make resolutions. Then, the Chairman presents the agenda and orders the appointment of the Vote Counting Commission.

Appointment of the Vote Counting Commission and its responsibilities
§ 8

1. The Commission is made up of 3 persons appointed by the General Meeting of Shareholders.

1a Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."

2. Every participant of the General Meeting of Shareholders has a right to propose one candidate. The candidates will be enlisted after their prior agreement.
3. "The way the candidates are voted for proceeds in alphabetical order. Each candidate is voted for separately in a secret ballot. The candidates who receive the biggest number of "for" votes are appointed as members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."
4. The Commission is responsible for supervising right and proper voting, counting the votes and forwarding the results to the Chairman.
5. In case of any incorrectness in voting, the Commission is obliged to immediately notify the Chairman of such incorrectness and, at the same time, table a motion concerning the further course of action.
6. Documents with the results of particular voting are to be signed by all members of the Commission and the Chairman.
7. Decisions concerning an appointment of the Vote Counting Commission come into effect at the General Meeting of Shareholders directly following the Meeting during which this Regulation was passed.

Participation of the Management and Supervisory Board members as well as other persons in the Meeting
§ 9

1. "No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report to be subjected to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders."
2. Other persons can participate in the General Meeting of Shareholders on condition that they are invited by the body calling for the General Meeting of Shareholders or allowed in by the Chairman. Such persons can, in particular, be auditors, legal and financial advisors or employees of the Company.
3. For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in the commercial code.
4. Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the

meeting with explanations and information concerning the company. Giving the answers to the General Meeting's attendees' questions should be done so that the information is executed according to trading law and the amount of information cannot be given in another manner than that which follows from the trading law.

Proceedings Progress at the Meeting
§ 10

1. The General Meeting can pass the resolution concerning the removal of an item from the agenda or change the sequence of the agenda. A resolution concerning the removal of an issue placed on the agenda can only be passed if it is supported by crucial and matter-of-fact reasons. A motion in this respect should be accompanied by a detailed justification. A resolution to remove an item from the agenda can be passed only by consent or at the request of the shareholder who demanded this item to be included in the agenda.
2. Having presented each particular points, the Chairman will open the discussion by giving the floor to the speakers in the order in which they applied. If the General Meeting of Shareholders agrees, a few points on the agenda can be discussed simultaneously.
3. Members of the Management and Supervisory Board as well as invited experts can be given the floor by the Chairman without waiting for their turn.
4. The floor can only be taken with regard to points in agenda currently discussed.
5. Each shareholder has the right to deliver a 5-minute speech and 3-minute reply. The Chairman can limit this time to 3 and 2 minutes, respectively.
6. After adopting the resolution, any shareholder who makes an objection to this resolution is entitled to concisely present the reasons for his objection.
7. *The text of the resolutions of a General Meeting should be formulated in such a way that any person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.*

Suggesting changes
§ 11

1. Participants of the General Meeting of Shareholders have the right to introduce proposals of supplementation and changes to draft resolutions in the agenda - by the time of closing the discussion over the point in agenda concerning this draft resolution to which such proposal referred.
2. Proposals - separately for each draft resolution - together with short justification should be presented in writing to the Chairman and should include the first and last name of the person introducing these proposals.

Matters of routine
§ 12

1. In case of matters of routine the Chairman can give the floor to a speaker without waiting for his turn. Proposals concerning matters of routine can be made by any participant of the General Meeting of Shareholders.

1a. *Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have an impact on the exercise by shareholders of their rights.*

2. Proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and these include in particular:
   a) limitations, adjournment of discussion
   b) closure of discussion
   c) setting limits on speeches,

d) manner of running the Meeting,
e) ordering breaks during the Meeting,
f) order of covering points in the Agenda,
g) order of passing proposals

1. Proposals concerning matters of routine are put to the vote by the Chairman.

Voting
§ 13

1. Voting is public and open except in cases as listed in point 2.
2. „Voting is secret if:
   a) it considers the appointment or dismissal of members of the Company's authorities or liquidators,
   b) it considers proposals to call members of the Company's authorities or liquidators to account,
   c) it considers personal matters,
   d) only one participant of the General Meeting of Shareholders wishes it to be so
3 After closing the discussion over each point in the agenda and prior to starting the voting process, the Chairman announces the suggested proposals and sets the order upon which these proposals will be voted. Voting proceeds in the order in which the proposals were made.
4 Voting is executed with the use of computer systems securing voting in accordance with the number of shares and preventing disclosure of particular votes in the case of secret voting.

Appointment of Supervisory Board
§ 14

1. *Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in § 8 item 5 of the Articles of Association.* The General Meeting appoints all the members of the Supervisory Board with the exception of the member appointed by the Sate Treasury Office.

2. The appointment of Supervisory Board starts with the appointment of the Supervisory Board chairman which is followed by the appointment of the Board members meeting the requirements stated in § 8 item 5 of the Articles of Association and finally other members.

3. Every participant of the General Meeting has the right to propose candidates for both the chairman and other members. The candidates for Supervisory Board chairman and other members are proposed in the minutes with a short justification. The candidates for the members meeting the requirements stated in § 8 item 5 of the Articles of Association are proposed together with a written statement of the candidate notifying that he/she meets such requirements.

4. „The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration in the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies."

5. The Chairman, in alphabetical order, prepares the lists of the proposed candidates for the Supervisory Board.

6. The voting for all Supervisory Board members is secret and each candidate is voted upon separately in alphabetical order, and individually within a range of each list of candidates.

7. The candidate with the biggest number of „for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who, within their lists as mentioned in item 4 of this paragraph, received consecutively the biggest number of „for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

8. "In the case that the approved candidates to the Supervisory Board receive the same number of votes, or do not receive the required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of „for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected."

[Group voting for the election of members of the Supervisory Board]
§ 14 a

"1. Upon a motion of shareholders representing at least one fifth of the equity, the members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting).

2. The aforementioned motion in item 1, shall be submitted in writing to the Management Board to allow time to place the motion for the election of members of the Supervisory Board, by means of the voting of separate groups, on the agenda of the Meeting.

3. In the case of group voting for the election of the members of the Supervisory Board the contents of both no 8 § item 2 point 1and item 5 of the Company's Articles of Association do not apply.

4. Before the election of the members of the Supervisory Board by means of the voting of separate groups is started, the Meeting of Shareholders will agree the number of members of the Supervisory Board.

5. Before a group voting decision is made, the chairman of the Meeting will announce the attendance list, the total number of shares, the number of shares represented at the Meeting and the number of shares required to form a group able to elect a member of the Supervisory Board. Then, he/she will call an adjournment to allow time to set up groups.

6. Shareholders representing at the Meeting the required number of shares, calculated as the total number of shares represented at the Meeting divided by the number of members of the Supervisory Board, can set up a separate group in order to elect one member of the Supervisory Board. Those Shareholders will not take part in the election of other members of the Supervisory Board.

7. The establishment of the aforementioned group is understood as confirmation of its composition and the appointment of its chairman. The chairman is not appointed if there is only one Shareholder in the group. After the adjournment, the chairmen of the groups formed will submit a written message, certified by the shareholders or their deputies, which will include the following information:

a) The chairman of a group,

b) Applications for membership of the groups. These offers should comprise the number of shares in the possession of an individual shareholder.

Shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of any incorrect issue to which item 8 describes.

8. The chairman of the General Meeting of Shareholders checks if the groups are formed according to the regulations. In the case of any incorrectness concerning especially the participation of a shareholder in more than one group or in the case of a lack of signatures or if the number of members of the group is too small, the chairman will call an additional adjournment to allow time to eliminate all these incorrect items. This elimination will mean the change, supplementation or lodging of a new declaration concerning the constitution of a group or groups.

9. If all the regulations are complied with, the Chairman of the General Meeting of Shareholders will announce the list of groups together with their members and the order of voting. The order of voting is alphabetic, based on the surnames of the chairmen of the groups. In the case where two of the chairmen share the same surname they will draw lots. Improperly formed groups or improper registration of the lists of groups will not be announced by the chairman of the General Meeting of Shareholders.

Groups can appeal against the decision of a Chairman to the General Meeting.

10. One group, provided that it has yet to vote, can join another just after the opening of the sitting of the latter group, to make their common election. The joining of groups must be done by means of a decision given by the chairman of the General Meeting and when every member of both of groups gives its assent to the joiner. If, after joining, the joint groups are vested with the right to elect more members of the Supervisory Board than the sum of their separate powers, the chairman of the General Meeting will inform the General Meeting about the joint group and will correct his/her previous announcement.

11. In the case where a shareholder enrolls in more than one group and this incorrect action has not been removed during an additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first in alphabetical order. The shares in possession of the shareholder are disregarded while determining the number of the members of the other groups on the list on which he/she has entered his/her name.

12. The Chairman of the General Meeting of Shareholders will give orders for the sitting of the groups, and when the voting of the groups is to be started. The chairmen of individual groups will administer the sitting and voting of their groups. The sitting and voting will take place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can table a motion calling for an adjournment of up to 15 minutes to allow time to come to a confidential agreement of the members of his/her group. Directly after opening the proceeding the group can withdraw from taking part in voting on condition that no one from the group raises an objection. The resignation from participation in voting can be done only immediately after the opening of the sitting of a group or after a 15 minute adjournment called by its chairman.

13. The rights of the chairman of groups, the proceedings and the voting procedures, will conform to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholder, and the rules for conducting the Meeting and the voting procedures applicable to the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board), with the restriction that one share equals one vote irrespective of any statutory restrictions or privileges.

The group can discharge its chairman by way of a decision of a majority of the members of the group or the group can accept his/her resignation and it can then elect a new chairman. All this must be done during the sitting of the group. The chairmen of the joint groups are in collective charge unless one of them resigns.

14. In the case that group voting has not resulted in the appointment of all the members of the Supervisory Board, the Chairman of the General Meeting of Shareholders will call

an additional election concerning only the unfilled positions. This will adhere to general rules governing the way of conducting an additional election but only shareholders who have not enrolled in one of the groups which have elected a member of the supervisory board can participate in the aforementioned election, with the restriction that one share equals one vote irrespective of any restrictions or privileges.

15. If, at the General Meeting, not even one group has been formed capable of electing a member of the Supervisory Board, the election will not take place.

16. When at least one member of the Supervisory Board has been elected according to the rules defined in this paragraph, the mandate of all pre-existing members of the Supervisory Board will prematurely expire, except for the member elected by the subject defined in the separate statute. Further elections will be conducted on the general principles as defined in § 14 of the Constitution of the General Meeting."

Closure of General Meeting of Shareholders
§ 15

1. Having covered the Agenda the Chairman of General Meeting of Shareholders announces the closure of the Meeting.

Minutes of the Meeting
§ 16

1. Proceedings of the General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for a General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, the number of votes given for particular resolutions, as well as objections. Evidence of calling for a General Meeting of Shareholders together with the register signed by participants should be attached to the minutes of the Meeting.
2. At the request of a participant at the General Meeting, his written statement is recorded in the minutes.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN establishes ... - member composition of the Supervisory Board of PKN ORLEN within .... members fulfilling requirements defined in § 8 item 5 of the Company's Articles of Association.

RESOLUTION No
OF

ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the removal of member of the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to remove Mr/ Mrs .... from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr/ Mrs .... to the Supervisory Board of PKN ORLEN.
Mr/ Mrs fulfils the criteria as defined in § 8 item 5 of the Company's Articles of Associations and has made a suitable statement.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to appoint .... to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding insurance conditions of the Supervisory Board members

§1

The Ordinary General Meeting of Shareholders of PKN ORLEN has decided to authorize the Management Board of PKN ORLEN to provide civil liberty insurance cover for the Members of the Supervisory Board in connection with acting as a member of the Supervisory Board of PKN ORLEN. The total sum of insurance cannot exceed PLN 100m (one hundred million zlotys).

§2

The resolution takes immediate effect.

---

[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft resolutions for OGM - 2
Released	16:54 09-Jun-05
Number	3892N

PKN ORLEN SA
SEC File
82-5036

RNS Number:3892N
Polski Koncern Naftowy Orlen S.A.
9 June 2005

Part 2

THE CONSTITUTION OF THE GENERAL MEETING OF SHAREHOLDERS OF
POLSKI KONCERN NAFTOWY ORLEN S.A.

Introduction

(S) 1

1. "Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association."

2. Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby the Constitution.

3. The Management Board takes action connected with the course of the General Meeting of Shareholders, nevertheless such responsibilities can be commissioned to the entity specialising in this. The commissioned work can in particular refer to supervising voting and counting the votes by electronic means.

4. A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified.

5. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting in advance, so as to allow them to review and evaluate the same.

6. A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered or is obviously groundless. The meeting is called off and the date of the General Meeting is changed in the same manner as it has been convened, ensuring as few negative consequences for the Company and its shareholders as possible. The cancellation and change in the date of the General Meeting can be made no later than three weeks prior to the original date of the meeting.

Definitions
(S) 2

In this Constitution the following expressions have the meaning as set out below:

1. Depositary - depositary bank which issued Depositary Receipts under the depositary agreement with the Company

2. Depositary Receipts - depositary receipts issued by Depositary, each representing shares of the Company

3. Law on Public Trading of Securities - Polish Law on Public Trading of Securities dated 25 August, 1997 (Official Journal of Bills No 118, item 754 with the later amendments)

4. The Chairman - the chairman of General Meeting of Shareholders

5. Supervisory Board - the supervisory board of the Company

6. Constitution - present Constitution approved and passed by General Meeting of Shareholders

7. The Articles of Association - the Articles of Association of the Company

8. General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.

9. Participant of General Meeting of Shareholders - shareholder or his representative authorised to participate in General Meeting of Shareholders

10. The Management Board - the management board of the Company

Register of shareholders
(S) 3

1 Register of shareholders authorised to participate in General Meeting of Shareholders is prepared and signed by the Management Board

2 The Register should include:

a. first and last names of shareholders or names of companies as shareholders authorised to participate in General Meeting of Shareholders,

b. "their addresses, however natural persons can provide an address for service instead of their home address.",

c. number and kind of shares as well as the number of entitled votes.

3 While preparing the Register defined in 1 and 2 the Management Board takes into account restrictions and limitations of the voting law as defined in (S) 7 item 11 of the Company's Articles of Association

4 Shareholders being at the same time the owners of Depositary Receipts have the right to exercise votes under these shares which, after their issuance upon Depositary Receipts, would together with real shares entitle them to exercise up to 10 per cent.

5 The owner of Depositary Receipts upon which, if changed into shares, he is entitled to exercise up to 10 per cent of all votes at the Meeting and being at the same time a shareholder is not entitled to exercise votes upon these shares.

6 The exercising votes by the dependent entity should be understood as if it were exercised by the dominant entity as defined by the Law on Public Trading of Securities.

7 In the case that the Management suspects that the voting right of a shareholder ought to be limited due to violation of art. 147, 149 or 150 of the Law on Public Trading of Securities, or due to hiding relations or dependence between or among shareholders, the Management Board should take action aiming at explaining and clarifying the case, notifying the shareholders of the above whom the case concerns; the Management Board may also address competent administrative bodies or court to identify a number of votes to which the shareholder or shareholders are entitled.

8 The Register of shareholders will be available at the principle office of the Management Board three working days directly prior to the day of General Meeting of Shareholders from 8.00 a.m. to 3 p.m. The Register will also be available during the Meeting.

Opening of General Meeting of Shareholders
(S) 4

1. " The General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In the case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board."

2. The person opening the General Meeting of Shareholders can make all order and regulatory decisions necessary to open the General Meeting of Shareholders.

3. The person opening the General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of the General Meeting of Shareholders. Additionally, the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.

4. A person opening the General Meeting should procure the immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.

Appointment of the Chairman
(S) 5

1. The Chairman is to be appointed from among the participants of the General Meeting of Shareholders

2. Every participant of the General Meeting of Shareholders has the right to propose one candidate as Chairman. The candidates will be enlisted after their prior agreement.

3. "The Chairman is voted for in a secret ballot. Each candidate is voted for separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that

the resolution to appoint the Chairman should be passed with an absolute majority of votes."

4. The person opening the General Meeting of Shareholders supervises the voting and announces its results. After this he/she hands over the chair to the Chairman.

The Chairman's Competence
(S) 6

1. The Chairman of the General Meeting conducts the meeting according to the agenda and Regulations of the General Meeting. The Chairman ensures the efficient conduct of the meeting and observance of the rights and interest of all shareholders. The Chairman should counteract, in particular, the abuse of rights by participants of the meeting and should guarantee that the rights of minority shareholders are respected.

2. The Chairman of the General Meeting of Shareholders is in particular responsible for :

a) The smooth and correct progress of the Meeting and voting,

b) serious discussion at the Meeting,

c) giving the floor to a speaker,

d) ordering of voting, supervising its proper progress, signing all the documents with voting results and announcing such results,

e) ordering breaks in the session; ordered breaks cannot be aimed at hindering the exercise of the rights by the shareholders,

f) giving appropriate instructions to keep order in the Meeting room,

g) covering the entire agenda

h) explaining and settling all doubt-arising points and regulations.

3. Should the need arise, the Chairman can appoint a participant of the General Meeting of Shareholders as a Secretary of the General Meeting of Shareholders to help the Chairman with his duties and responsibilities.

4. The chairman signs the minutes of the General Meeting immediately after the written statement is recorded in the minutes by the notary.

5. The Chairman can resign from his function only because of crucial reasons.

Taking the roll of participants
(S) 7

1. Immediately after his appointment the Chairman of the General Meeting of Shareholders signs the roll of participants of the Meeting including the number of shares owned by each participant and a number of votes to be exercised upon

these shares.

2. The following steps should be taken while taking the roll:

a) check whether a shareholder is entitled to participate in the General Meeting of Shareholders,

b) check the shareholder's or his representative's ID,

c) to check the regularity of the power of attorney or other document confirming the right to represent a shareholder at a General Meeting; it is presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmation and acknowledgement unless its authenticity or validity raises doubts by the company's Management Board or the Chairman of the General Meeting,

d) obtain the shareholder's or his representative's signature on the roll,

e) provide the shareholder or his representative with a magnetic voting card or other voting means or device

3. Appeals concerning entitlement to participate in the General Meeting of Shareholders are to be addressed to the Chairman.

4. Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motions have a right to appoint one member of this commission.

5. Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.

6. Candidates are voted for in a secret ballot. Each candidate is voted for separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes.

7. The roll is available by the time the General Meeting of Shareholders is closed. Persons responsible for making the roll are obliged to complete the roll with names and the number of relevant shares each time before particular voting.

8. After signing the roll the Chairman affirms the legality of calling for a General Meeting of Shareholders and the legal ability of the Meeting to make resolutions. Then, the Chairman presents the agenda and orders the appointment of the Vote Counting Commission.

Appointment of the Vote Counting Commission and its responsibilities
(S) 8

1. The Commission is made up of 3 persons appointed by the General Meeting of Shareholders.

1a Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."

2. Every participant of the General Meeting of Shareholders has a right to propose one candidate. The candidates will be enlisted after their prior agreement.

3. "The way the candidates are voted for proceeds in alphabetical order. Each candidate is voted for separately in a secret ballot. The candidates who receive the biggest number of "for" votes are appointed as members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."

4. The Commission is responsible for supervising right and proper voting, counting the votes and forwarding the results to the Chairman.

5. In case of any incorrectness in voting, the Commission is obliged to immediately notify the Chairman of such incorrectness and, at the same time, table a motion concerning the further course of action.

6. Documents with the results of particular voting are to be signed by all members of the Commission and the Chairman.

7. Decisions concerning an appointment of the Vote Counting Commission come into effect at the General Meeting of Shareholders directly following the Meeting during which this Regulation was passed.

Participation of the Management and Supervisory Board members as well as other persons in the Meeting
(S) 9

1. "No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report to be subjected to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders."

2. Other persons can participate in the General Meeting of Shareholders on condition that they are invited by the body calling for the General Meeting of Shareholders or allowed in by the Chairman. Such persons can, in particular, be auditors, legal and financial advisors or employees of the Company.

3. For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in the commercial code.

4. Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company. Giving the answers to the General Meeting's attendees' questions should be done so that the information is executed according to trading law and the amount of information cannot be given in another manner than that which follows from the trading law.

Proceedings Progress at the Meeting
(S) 10

1. The General Meeting can pass the resolution concerning the removal of an item from the agenda or change the sequence of the agenda. A resolution concerning the removal of an issue placed on the agenda can only be passed if it is supported by crucial and matter-of-fact reasons. A motion in this respect should be accompanied by a detailed justification. A resolution to remove an item from the agenda can be passed only by consent or at the request of the shareholder who demanded this item to be included in the agenda.

2. Having presented each particular points, the Chairman will open the discussion by giving the floor to the speakers in the order in which they applied. If the General Meeting of Shareholders agrees, a few points on the agenda can be discussed simultaneously.

3. Members of the Management and Supervisory Board as well as invited experts can be given the floor by the Chairman without waiting for their turn.

4. The floor can only be taken with regard to points in agenda currently discussed.

5. Each shareholder has the right to deliver a 5-minute speech and 3-minute reply. The Chairman can limit this time to 3 and 2 minutes, respectively.

6. After adopting the resolution, any shareholder who makes an objection to this resolution is entitled to concisely present the reasons for his objection.

7. The text of the resolutions of a General Meeting should be formulated in such a way that any person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.

Suggesting changes
(S) 11

1. Participants of the General Meeting of Shareholders have the right to introduce proposals of supplementation and changes to draft resolutions in the agenda - by the time of closing the discussion over the point in agenda concerning this draft resolution to which such proposal referred.

2. Proposals - separately for each draft resolution - together with short justification should be presented in writing to the Chairman and should include the first and last name of the person introducing these proposals.

Matters of routine
(S) 12

1. In case of matters of routine the Chairman can give the floor to a speaker without waiting for his turn. Proposals concerning matters of routine can be made by any participant of the General Meeting of Shareholders.

1a. Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have an impact on the exercise by shareholders of their rights.

2. Proposals concerning the progress of the Meeting and voting are

understood and considered as proposals regarding matters of routine, and these include in particular:

a) limitations, adjournment of discussion
b) closure of discussion
c) setting limits on speeches,
d) manner of running the Meeting,
e) ordering breaks during the Meeting,
f) order of covering points in the Agenda,
g) order of passing proposals

1. Proposals concerning matters of routine are put to the vote by the Chairman.

Voting
(S) 13

1. Voting is public and open except in cases as listed in point 2.

2. "Voting is secret if:

a) it considers the appointment or dismissal of members of the Company's authorities or liquidators,

b) it considers proposals to call members of the Company's authorities or liquidators to account,

c) it considers personal matters,

d) only one participant of the General Meeting of Shareholders wishes it to be so

3 After closing the discussion over each point in the agenda and prior to starting the voting process, the Chairman announces the suggested proposals and sets the order upon which these proposals will be voted. Voting proceeds in the order in which the proposals were made.

4 Voting is executed with the use of computer systems securing voting in accordance with the number of shares and preventing disclosure of particular votes in the case of secret voting.

Appointment of Supervisory Board
(S) 14

1. Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in (S) 8 item 5 of the Articles of Association. The General Meeting appoints all the members of the Supervisory Board with the exception of the member appointed by the Sate Treasury Office.

2. The appointment of Supervisory Board starts with the appointment of the

Supervisory Board chairman which is followed by the appointment of the Board members meeting the requirements stated in (S) 8 item 5 of the Articles of Association and finally other members.

3. Every participant of the General Meeting has the right to propose candidates for both the chairman and other members. The candidates for Supervisory Board chairman and other members are proposed in the minutes with a short justification. The candidates for the members meeting the requirements stated in (S) 8 item 5 of the Articles of Association are proposed together with a written statement of the candidate notifying that he/she meets such requirements.

4. "The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in (S) 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration in the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies."

5. The Chairman, in alphabetical order, prepares the lists of the proposed candidates for the Supervisory Board.

6. The voting for all Supervisory Board members is secret and each candidate is voted upon separately in alphabetical order, and individually within a range of each list of candidates.

7. The candidate with the biggest number of "for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who, within their lists as mentioned in item 4 of this paragraph, received consecutively the biggest number of "for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

8. "In the case that the approved candidates to the Supervisory Board receive the same number of votes, or do not receive the required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of " for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected."

(Group voting for the election of members of the Supervisory Board)
(S) 14 a

"1. Upon a motion of shareholders representing at least one fifth of the equity, the members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting).

2. The aforementioned motion in item 1, shall be submitted in writing to the Management Board to allow time to place the motion for the election of members of the Supervisory Board, by means of the voting of separate groups, on the agenda of the Meeting.

3. In the case of group voting for the election of the members of the Supervisory Board the contents of both no 8 (S) item 2 point 1and item 5 of the Company's Articles of Association do not apply.

4. Before the election of the members of the Supervisory Board by means of the voting of separate groups is started, the Meeting of Shareholders will agree the number of members of the Supervisory Board.

5. Before a group voting decision is made, the chairman of the Meeting will announce the attendance list, the total number of shares, the number of shares represented at the Meeting and the number of shares required to form a group able to elect a member of the Supervisory Board. Then, he/she will call an adjournment to allow time to set up groups.

6. Shareholders representing at the Meeting the required number of shares, calculated as the total number of shares represented at the Meeting divided by the number of members of the Supervisory Board, can set up a separate group in order to elect one member of the Supervisory Board. Those Shareholders will not take part in the election of other members of the Supervisory Board.

7. The establishment of the aforementioned group is understood as confirmation of its composition and the appointment of its chairman. The chairman is not appointed if there is only one Shareholder in the group. After the adjournment, the chairmen of the groups formed will submit a written message, certified by the shareholders or their deputies, which will include the following information:

a) The chairman of a group,

b) Applications for membership of the groups. These offers should comprise the number of shares in the possession of an individual shareholder.

Shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of any incorrect issue to which item 8 describes.

8. The chairman of the General Meeting of Shareholders checks if the groups are formed according to the regulations. In the case of any incorrectness concerning especially the participation of a shareholder in more than one group or in the case of a lack of signatures or if the number of members of the group is too small, the chairman will call an additional adjournment to allow time to eliminate all these incorrect items. This elimination will mean the change, supplementation or lodging of a new declaration concerning the constitution of a group or groups.

9. If all the regulations are complied with, the Chairman of the General Meeting of Shareholders will announce the list of groups together with their members and the order of voting. The order of voting is alphabetic, based on the surnames of the chairmen of the groups. In the case where two of the chairmen share the same surname they will draw lots. Improperly formed groups or improper registration of the lists of groups will not be announced by the chairman of the General Meeting of Shareholders.

Groups can appeal against the decision of a Chairman to the General Meeting.

10. One group, provided that it has yet to vote, can join another just after the opening of the sitting of the latter group, to make their common election. The joining of groups must be done by means of a decision given by the chairman of

the General Meeting and when every member of both of groups gives its assent to the joiner. If, after joining, the joint groups are vested with the right to elect more members of the Supervisory Board than the sum of their separate powers, the chairman of the General Meeting will inform the General Meeting about the joint group and will correct his/her previous announcement.

11. In the case where a shareholder enrolls in more than one group and this incorrect action has not been removed during an additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first in alphabetical order. The shares in possession of the shareholder are disregarded while determining the number of the members of the other groups on the list on which he/she has entered his/her name.

12. The Chairman of the General Meeting of Shareholders will give orders for the sitting of the groups, and when the voting of the groups is to be started. The chairmen of individual groups will administer the sitting and voting of their groups. The sitting and voting will take place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can table a motion calling for an adjournment of up to 15 minutes to allow time to come to a confidential agreement of the members of his/her group. Directly after opening the proceeding the group can withdraw from taking part in voting on condition that no one from the group raises an objection. The resignation from participation in voting can be done only immediately after the opening of the sitting of a group or after a 15 minute adjournment called by its chairman.

13. The rights of the chairman of groups, the proceedings and the voting procedures, will conform to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholder, and the rules for conducting the Meeting and the voting procedures applicable to the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board), with the restriction that one share equals one vote irrespective of any statutory restrictions or privileges.

The group can discharge its chairman by way of a decision of a majority of the members of the group or the group can accept his/her resignation and it can then elect a new chairman. All this must be done during the sitting of the group. The chairmen of the joint groups are in collective charge unless one of them resigns.

14. In the case that group voting has not resulted in the appointment of all the members of the Supervisory Board, the Chairman of the General Meeting of Shareholders will call an additional election concerning only the unfilled positions. This will adhere to general rules governing the way of conducting an additional election but only shareholders who have not enrolled in one of the groups which have elected a member of the supervisory board can participate in the aforementioned election, with the restriction that one share equals one vote irrespective of any restrictions or privileges.

15. If, at the General Meeting, not even one group has been formed capable of electing a member of the Supervisory Board, the election will not take place.

16. When at least one member of the Supervisory Board has been elected according to the rules defined in this paragraph, the mandate of all pre-existing members of the Supervisory Board will prematurely expire, except for the member elected by the subject defined in the separate statute. Further elections will be conducted on the general principles as defined in (S) 14 of the Constitution of the General Meeting."

Closure of General Meeting of Shareholders
(S) 15

1. Having covered the Agenda the Chairman of General Meeting of Shareholders announces the closure of the Meeting.

Minutes of the Meeting
(S) 16

1. Proceedings of the General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for a General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, the number of votes given for particular resolutions, as well as objections. Evidence of calling for a General Meeting of Shareholders together with the register signed by participants should be attached to the minutes of the Meeting.

2. At the request of a participant at the General Meeting, his written statement is recorded in the minutes.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

(S) 1

Under (S) 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN establishes ... - member composition of the Supervisory Board of PKN ORLEN within .... members fulfilling requirements defined in (S) 8 item 5 of the Company's Articles of Association.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the removal of member of the Supervisory Board of PKN ORLEN

(S) 1

Under (S) 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to remove Mr/ Mrs .... from the Supervisory Board of PKN ORLEN.

(S) 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding appointment to the Supervisory Board of PKN ORLEN

(S) 1

Under (S) 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr/ Mrs .... to the Supervisory Board of PKN ORLEN.

Mr/ Mrs fulfils the criteria as defined in (S) 8 item 5 of the Company's Articles of Associations and has made a suitable statement.

(S) 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding appointment to the Supervisory Board of PKN ORLEN

(S) 1

Under (S) 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to appoint .... to the Supervisory Board of PKN ORLEN.

(S) 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding insurance conditions of the Supervisory Board members

(S)1

The Ordinary General Meeting of Shareholders of PKN ORLEN has decided to authorize the Management Board of PKN ORLEN to provide civil liberty insurance cover for the Members of the Supervisory Board in connection with acting as a member of the Supervisory Board of PKN ORLEN. The total sum of insurance cannot exceed PLN 100m (one hundred million zlotys).

(S)2

The resolution takes immediate effect.

----

(1) The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2005 JUL 19 P 3:17
PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: the verdict of the Court
Released	16:45 09-Jun-05
Number	3885N

Regulatory announcement no 36/2005 dated 9th June 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 9th June 2005 it received the verdict of the District Court in Warsaw, which upheld a complaint raised by a shareholder, Bengodi Finance S.A., based in Warsaw, regarding the invalidity of resolution no 1 of the Ordinary General Meeting of Shareholders dated 28 June 2004. This was in respect of the change to the Articles of Association of PKN ORLEN in § 7 item 11 regarding the voting limit level of some of the shareholders and affirmed the invalidity of the above mentioned resolution. The sentence of the court of the first instance is not final or binding.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN issued guarantees
Released	07:45 15-Jun-05
Number	5822N

Regulatory announcement 37/2005 dated 15 June 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 14 June 2005 it issued parent company guarantees to Holborn European Marketing Company Ltd and Shell Deutschland Oil GmbH, for the total amount of EUR 64m, and a letter of guarantee to Bayerische-Hypo und Vereinsbank AG for the amount of EUR 25m to guarantee the liabilities of ORLEN Deutschland AG (PKN ORLEN's 100% fuel subsidiary in Germany).

The approximate amount of PLN 359m in liabilities originates from ORLEN Deutschland's fuel trading operations.

The guarantees given to Holborn European Marketing Company Ltd. and Shell Deutschland Oil GmbH replace the currently valid guarantees issued on 4 January 2005 (*see regulatory announcement dated 5 January 2005)*.

The guarantees given to Holborn European Marketing Company Ltd., Shell Deutschland Oil GmbH and Bayerische-Hypo und Vereinsbank AG are valid until 31 January 2006.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Application to FSA
Released	07:00 22-Jun-05
Number	8736N

Regulatory announcement no 38/2005 dated 21 June, 2005

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that the Company has sent to the Financial Services Authority in London (United Kingdom Listing Authority) the "Schedule 3B Application for Admission of Securities to the Official List (specialist and miscellaneous securities) – Block Listing of PKN ORLEN Global Depositary Receipts", regarding Commission Regulation (CE) 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council as regards information contained in prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements. The total number of potential PKN ORLEN Global Depositary Receipts amounts to 213,854,530. One Global Depositary Receipt of PKN ORLEN equals to two ordinary shares of PKN ORLEN. The admission takes place on 21 June 2005.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Supervisory Board
Released	18:01 29-Jun-05
Number	2483O

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 39/2005 dated 29 June 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that at the Ordinary General Meeting of Shareholders on June 29, 2005 the following members were appointed to the Supervisory Board:

1. Adam Sek
2. Andrzej Olechowski

Adam Sek is currently President and CEO of Nafta Polska – the Polish Oil Company.
Prior to his nomination, Ambassador Adam Sek was Chief of the Polish Special Mission to Iraq with a distinguished placement in the Council of International Coordination (CIC) and the role of facilitating Iraq's reconstruction. Prior to arriving in Baghdad last April, he was Senior Economic Advisor to the Regional Coordinator of the Coalition Provisional Authority South Central in Hilla, contributing to the economic recovery of the region.

From 1998, Mr. Sek was the Director of Privatization for Nafta Polska S.A. In 2001, Mr. Sek was elected to the Management Board of Directors.

Prior to 1998, Mr. Sek gained extensive experience of international affairs spanning the world, including the Middle East. In 1982, he spent six years in Sudan heading the Foreign Representative Office of PEZETEL, Poland's State owned Aviation Company. From 1996 to 1998, Mr. Sek was Regional Director of the Polish Agency for Foreign Investment.

Past and present membership of Supervisory Boards include: LOTOS S.A., Dyrekcja Eksploatacji Cystern Sp. z o.o., Rafineria Jaslo S.A., Rafineria Glimar S.A.

In 1974 he graduated from the Warsaw School of Economics, International Trade Faculty.

Mr Andrzej Olechowski, born in Krakow (1947).
Member of Supervisory Boards of: Bank Handlowy, Euronet, Europejski Fundusz Hipoteczny, Vivendi Universal. Member of the Advisory Committees: Citigroup Europe, Textron.

Former Finance Minister (1992), former Foreign Affairs Minister (1993-95). Candidate in the 2000 Presidential election in Poland. Co-founder of the Platforma Obywatelska Party.

Other posts:

Public sector: member of the board of the Trilateral Commission and participant in initiatives including: Miêdzynarodowego Centrum Rozwoju Demokracji, Centrum Promocji Kobiet, Instytutu Studiów Wschodnich, Klubu Wschodniego, Stowarzyszenia Euro-Atlantyckiego, Fundacji Stefana Batorego, Katedra Polska w Uniwersytecie Jerozolimskim,

HEPAR, Instytutu Spraw Publicznych, Dyplomacji Publicznej PISM.

Teaching activity: lecturer at the Jagiellonski University, Colegium Civitas and Computers Science High School.

Former posts:

Public sector: economic advisor to president Lech Walesa (1992-93 and1995); senior advisor in EBRD (1992-93); Secretary of State in Ministry for Foreign Economic Cooperation (1991-92); First Deputy of President of the Polish National Bank (1989-91); economist in World Bank (Washington, 1985-87) i UNCTAD (Geneve, 1982-84).

Private Sector: memberships or presidencies of the Supervisory Boards of: EXBUD, Philips Lighting Polska, Bank Rolno-Przemys³owy, Bank Turystyki (Bank Wschodnio-Europejski), Czytelnik, LOT, Polish-American Enterprise Fund, ABB Polska, Atlantis, PGF, Central Europe Trust Polska, PKO/Handlowy PTE. Member of the Advisory Committees: Goldman Sachs, Creditanstalt, Banca Nazionale del Lavoro, International Finance Corporation, The Newmarket.

Scientific and teaching activity: PhD in economics (SGPiS, 1979), team manager in Price Conditions Institute (Instytucie Koniunktur Cen) (1978-82), lecturer at Catholic Theology Academy (Akademia Teologii Katolickiej) in Warsaw, author of a number of publications dedicated to international trade and foreign politics.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	AGM Resolutions
Released	07:43 30-Jun-05
Number	2576O

Regulatory announcement 40/2005 dated June 30th, 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the full text of the resolutions passed by the Ordinary General Meeting of Shareholders of PKN ORLEN as of 29th June 2005.

RESOLUTION No 1
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the appointment of the Chairman of the Ordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the Ordinary General Meeting of Shareholders of PKN ORLEN S.A., the General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Jozef Palinka to the position of the Chairman of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 2
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes in the agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN including an amendment proposed by a shareholder – State Treasury

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN has decided to change the order of the agenda of the General Meeting of the Shareholders in that it will now vote on point 16 of the agenda, which concerns amendments to the Articles of Association of PKN ORLEN and the giving of authority to the Supervisory Board of PKN ORLEN to agree the unified text of the Company's Articles of Association, before point 15 concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and pre-emptive conversion of bonds admitted to public trading.

§ 2

The resolution takes immediate effect.

RESOLUTION No 3
OF
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes in the agenda of the Ordinary General Meeting of Shareholders of PKN ORLEN including an amendment proposed by a shareholder – Ryszard Karaszewski

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN has decided to change the agenda of the General Meeting of Shareholders so that the point 15, which concerns amendments to the Articles of Association of PKN ORLEN and the giving of authority to the Supervisory Board of PKN ORLEN to agree the unified text of the Company's Articles of Association, no longer includes § 7 item 11. This item refers to a change in the Articles of Association of PKN ORLEN.

§ 2

The resolution takes immediate effect.

RESOLUTION No 4
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the Agenda of the General Meeting of Shareholders

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Election of the Vote Counting Commission.
6. Revision of the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2004 with a motion concerning profit distribution for the year ending December 31, 2004.
7. Presentation of the Supervisory Board's Report on the Management Board's Report on PKN ORLEN's performance and financial results of PKN ORLEN for the period ending December 31, 2004 regarding conformity with books and documentation, and with the actual status and the Management Board's motion concerning profit distribution for the year ending December 31, 2004.
8. Passing of a resolution concerning approval of the Management Board's Report on PKN ORLEN's performance and financial results for the year ending December 31, 2004.
9. Passing of a resolution concerning the distribution of profit made by PKN ORLEN in 2004 and the setting of the dividend day and the date for payment of the dividend
10. Passing of resolutions concerning approval of PKN ORLEN Management Board Members' performance in 2004.
11. Passing of resolutions concerning approval of PKN ORLEN Supervisory Board Members' performance in 2004.
12. Revision of the Management Board's Report on the performance of the PKN ORLEN Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2004.
13. Passing of a resolution concerning approval of the Management Board's Report on the performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for the year ending December 31, 2004.
14. Passing of resolutions concerning approval for disposal (sale or lease) of self-operating parts of the Company.
15. Passing of resolutions concerning amendments to the Articles of Association of PKN ORLEN and giving the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association.
16. Passing of a resolution concerning approval of the Corporate Governance principles for the issuers of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
17. Passing of a resolution concerning amendments to the Constitution of the General Meeting of PKN ORLEN and the adoption of the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN
18. Passing of a resolution regarding the establishment of the number of members of the Supervisory Board.
19. Passing of resolutions concerning changes to the composition of the Supervisory Board of PKN ORLEN.
20. Passing of a resolution concerning the insurance conditions of the members of the Supervisory Board of PKN ORLEN.
21. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 5
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Constitution of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- Anna Przewrocka
- Marcin Kaminski
- Aleksandra Kretkiewicz

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 6
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the Management Board's report on the Company's performance and the Company's financial report for 2004

§ 1

Under art. 395 § 2 item 1 of the Code of Commercial Companies and art. 45 and 53 item 1 of the Accounting Law with respect to § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders having been made aware of the Supervisory Board's opinion, hereby approves:

1. the Management Board's report on the Company's performance in 2004,

2. the Company's financial statement for the period from January 1 to December 31, 2004 containing:

    - the balance sheet verified by the auditor as of December 31, 2004 showing assets and liabilities amounting to PLN 15,568,106,211.93
    - profit and loss account for the period from January 1, 2004 to December 31, 2004 showing net profit of PLN 2,275,644,989.92
    - additional information including introductory notes to the financial statements and definitions
    - changes in the shareholders' equity showing PLN 2,041,986,905.13 increase

as at 31 December 2004

- cash flow statement showing PLN 225,917,890.94 increase.

§ 2

The resolution takes immediate effect.

RESOLUTION No 7
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the distribution of the profit made by the Company in year 2004 and the setting of the dividend day and the date for payment of the dividend including an amendment proposed by a shareholder – State Treasury

§ 1

Under art. 395 § 2 item 2 of the Code of Commercial Companies and § 7 item 7 point 3 of the Company's Articles of Association the Ordinary General Meeting of Shareholders of PKN ORLEN, having been made aware of the Management and Supervisory Boards' opinions, divides profit of PLN 2,275,644,989.92 made by the Company in the financial year 2004 in the following way:

- for the supplementary capital - PLN 1,360,624,689.99
- for the dividend payment - PLN 911,020,299.93
- for the Corporate Social Fund - PLN 4,000,000.00

The profit not divided from previous years, resulting from changes in the accounting standards (according to the amendment Accounting Law), of PLN 24,952,860.27 allocated to supplementary capital.

§ 2

Under art. 348 § 3 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN has set the dividend day as August 1, 2005 and the date for payment of the first part of dividend in the amount of PLN 457,648,695.27, i.e. PLN 1.07 per share on September 1, 2005. The second part of the dividend in the amount of PLN 453,371,604.64, i.e. PLN 1.06 per share will be paid on December 1, 2005.

§ 3

The resolution takes immediate effect.

RESOLUTION No 8
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Zbigniew Wrobel in the financial year 2004 regarding his acting as a President & CEO in the period from January 1, 2004 to July 29, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 9
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Walczykowski in the financial year 2004 regarding his acting as a President & CEO in the period from July 29, 2004 to August 16, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 10
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Igor Adam Chalupec in the financial year 2004 regarding his acting as a President & CEO in the period from October 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 11
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Slawomir Golonka in the financial year 2004 regarding his acting as a Vice President in the period from January 1, 2004 to October 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 12
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Ernest Macenowicz in the financial year 2004 regarding his acting as a Vice President in the period from January 1,

2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 13
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Wisniewski in the financial year 2004 regarding his acting as a Vice President in the period from January 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 14
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Strzelecki in the financial year 2004 regarding his acting as a Vice President in the period from January 1, 2004 to October 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 15
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Wojciech Andrzej Heydel in the financial year 2004 regarding his acting as a Vice President in the period from November 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 16
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Cezary Krzysztof Smorszczewski in the financial year 2004 regarding his acting as a Vice President in the period from November 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 17
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Maciejewicz in the financial year 2004 regarding his acting as a Vice President in the period from December 1, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 18
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the financial year 2004 regarding his acting as a Member of the Management Board in the period from April 22, 2004 to October 18, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 19
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Pawel Henryk Szymanski in the financial year 2004 regarding his acting as a Member of the Management Board in the period from October 18, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 20
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Kazimierz Gierej in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004 and from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 21
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of

the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jan Waga in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 22
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Adam Bartkiewicz in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to March 1, 2004 and from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 23
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Jacek Walczykowski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to July 29, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 24
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Jozef Zyndul in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 25
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Orest Andrzej Nazaruk in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 26
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Wieczorkiewicz in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 27
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ireneusz Wesolowski in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 28
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Edward Grzywa in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 29
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Kluzek in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 22, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 30
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Kratiuk in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 31
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Ryszard Lawniczak in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 32
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Grzegorz Mroczkowski in the financial year 2004; the member of the Supervisory Board in the period from March 1, 2004 to April 2, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 33
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Szlubowski in the financial year 2004; the member of the Supervisory Board in the period from January 1, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 34
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Maciej Andrzej Kruk in the financial year 2004; the member of the Supervisory Board in the period from April 2, 2004 to April 8, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 35
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Janusz Zielinski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 36
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of

PKN ORLEN hereby approves the performance of Mr Marian Czakanski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to June 11, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 37
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Andrzej Studzinski in the financial year 2004; the member of the Supervisory Board in the period from April 8, 2004 to August 5, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 38
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Michal Stepniewski in the financial year 2004; the member of the Supervisory Board in the period from June 24, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 39
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Raimondo Eggink in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 40
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Krzysztof Aleksy Lis in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 41
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Ms Malgorzata Agnieszka Okonska-Zaremba in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 42
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the performance

§ 1

Under art. 395 § 2 item 3 of the Code of Commercial Companies and § 7 item 7 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby approves the performance of Mr Piotr Mateusz Osiecki in the financial year 2004; the member of the Supervisory Board in the period from August 5, 2004 to December 31, 2004.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 43
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding approval of the Management Board's report on the performance of the Company's Capital Group and the Capital Group's consolidated financial report for 2004

§ 1

Under art. 395 § 5 of the Code of Commercial Companies and art. 55 and 63c item 4 of the Accounting Law in respect of § 7 item 7 point 1 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders hereby approves:

1. the Management Board's report on the performance of the Company's Capital Group for the year 2004,
2. the Capital Group's consolidated financial statement for the period from January 1 to December 31, 2004, including:
   - the balance sheet verified by the auditor as of December 31, 2004 containing assets and liabilities amounting to PLN 19,005,951,987.52
   - consolidated profit and loss account for the period from January 1, 2004 to December 31, 2004 showing net profit of PLN 2,588,981,177.91
   - additional information including introductory notes to the consolidated financial statements and definitions
   - changes in shareholders' equity showing a PLN 2,319,761,324.41 increase as at 31 December 2004
   - consolidated cash flow statement showing a PLN 143,093,811.78 increase.

§ 2

The resolution takes immediate effect.

RESOLUTION No 44
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 92 in Szczecin on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board and after acceptance by the Supervisory Board.

§ 4

The lease of the Oil Products Storage Facility No 92 in Szczecin will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

The shareholder Mr Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION No 45
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 32 in Gdansk on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board and after acceptance by the Supervisory Board.

§ 4

The lease of the Oil Products Storage Facility No 32 in Gdansk will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

The shareholder Mr Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION No 46
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 33 in Gdansk on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board and after acceptance by the Supervisory Board.

§ 4

The lease of the Oil Products Storage Facility No 33 in Gdansk will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

The shareholder Mr Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION No 47
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the Oil Products Storage Facility No 42 in Katowice-Ligot on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior settlement of price and procedures by the Management Board and after acceptance by the Supervisory Board.

§ 4

The lease of the Oil Products Storage Facility No 42 in Katowice-Ligot will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

The shareholder Mr Zdzislaw Kedzierski raised an objection to the resolution.

RESOLUTION No 48
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the sale or lease of the self-operating parts of the Company

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the self-operating parts of the Company indicated in the amendment 1 to this resolution on the principles given below.

§ 2

The sale can be executed through a tender at a price not lower than the market value set in a valuation made by a property / real estate expert. In the case of a lack of bids, the sale can be executed through the next tender at a price not lower than 75 per cent of the starting price.

§ 3

In the case of the voiding of a purchaser selected in accordance with the procedures as in § 2, the sale can be executed through reference to the invitation to tender after prior

settlement of price and procedures by the Management Board and after acceptance by the Supervisory Board.

§ 4

The lease of the self-operating parts of the Company indicated in the amendment 1 to this resolution will be executed according to the principles defined in *"The instruction describing the procedure for disposal of separate properties in PKN ORLEN"*

§ 5

The resolution takes immediate effect.

The amendments to Resolution no 48 of the Ordinary General Meeting of Shareholders of PKN ORLEN dated 29 June 2005

The list of the self-operating parts of the Company intended for sale or lease:

1. Car Service Station in Swarzedz
2. Oil Products Storage Facility No 23 in Oleck
3. Oil Products Storage Facility No 72 in Konin
4. Oil Products Storage Facility No 11 in Zgierz
5. Oil Products Storage Facility No 12 in Dobryszyce
6. Oil Products Storage Facility No 22 in Bialystok
7. Oil Products Storage Facility No 24 in Suwalki
8. Oil Products Storage Facility No 43 in Kedzierzyn-Kozle
9. Oil Products Storage Facility No 97 in Choszczyna
10. Oil Products Storage Facility No 98 in Stargard Szczecinski
11. Oil Products Storage Facility No 95 in Kolobrzeg
12. Oil Products Storage Facility No 83 in Ustrzyki Dolne
13. Oil Products Storage Facility No 85 in Libusza
14. Oil Products Storage Facility No 13 in Plock
15. Storage Facility located in Swinoujscie, 1 Finska street
16. Storage Facility located in Jerzmanki near Zgorzelec
17. Oil Products Storage Facility No 41 in Kedzierzyn-Kozle

RESOLUTION No 49
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following changes to the Articles of Association of PKN ORLEN:

1. § 7 to add item 9a as below:

"The resolution regarding a decision not to consider an issue placed on the agenda may be

adopted only if it is supported by important reasons. The resolutions regarding removing an item from the agenda or a decision not to consider an issue placed on the agenda requires a majority of 75% of the given votes, with the reservation that the shareholders present who decided that this item be included in the agenda previously give approval for removing, or a decision not to consider, this issue."

2. § 8 item 11 point 10 as below:

"setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;"

To be replaced with the following:
"setting the scope, accuracy and time of submission by the Management Board, their annual and long-term financial plans and plans for the strategic development of the Company"

3. § 8 item 11 point 11 as below:

"approving long-term strategic plans"

To be replaced with the following:
"approving the strategy for the development of the Company and its long-term financial plans"

4. § 8 item 11 point 12 as below:

"reviewing annual economic and technical plans"

To be replaced with the following:
"reviewing annual financial plans"

5. § 9 item 7a to be added:

1. The Management Board is entitled to pass a resolution regarding the paying in of advance money to shareholders for the expected dividend at the end of the financial year, if the Company has sufficient resources for this payment. This payment of advanced money requires the assent of the Supervisory Board.
2. The Company can pay in advance money to shareholders for the expected dividend, if the approved financial statement for the previous financial year shows a profit. The upfront payment can amount to a maximum of half last year's profit reached till the end of the last financial year, based on the audited financial statement plus reserve earnings from achieved profits which are available to the Management Board for pay-out purposes minus retained losses (or losses not covered) and treasury shares.

6. § 9 item 9 as below:

"The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in the form, scope and time as determined by the Supervisory Board."

To be replaced with the following:
"The Management Board is obliged to work out and pass annual and long-term financial plans and plans for the strategic development of the Company in a form, scope and time as determined by the Supervisory Board.

RESOLUTION No 50
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding amendments to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 2 item 5 as below to be deleted:

"Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Waraszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics."

The shareholders: Walenty Cywinski, Zdzislaw Kedzierski, Leszek Kuczynski, Marek Kubak, Krystyna Sowa, Grazyna Mical, Janina Kus, Jadwiga Skowron, Marek Jakobczak, Dariusz Rojek raised an objection to the resolution.

RESOLUTION No 51
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN including an amendment proposed by a shareholder – State Treasury

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 to add item 9a as below:

"Passing resolution regarding:

a) *any contribution to members of the management board provided by the Company or any related entities,*
b) *giving permission to sign any significant agreement between the Company or its dependent subsidiaries, with entities related to the company, member of the supervisory*

board, or management board, as well as with entities related to them,
c) choosing an auditor to review the financial statements of the Company
requires the assent of at least half of the independent members of the Supervisory Board as mentioned in § 8 item 5."

RESOLUTION No 52
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 8 item 12 to add point 8 as below:

"To advance money to shareholders for the expected dividend"

RESOLUTION No 53
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes to the Articles of Association of PKN ORLEN

§ 1

Pursuant to the art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following change to the Articles of Association of PKN ORLEN:

§ 9 item 1 point 1 as below:

"The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board"

<u>To be replaced with the following:</u>

"The Company's Management Board consists of five to nine members, including the President, Vice-Presidents and others members of the Management Board"

RESOLUTION No 54

OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the authority to agree the unified text of the Company's Articles of Association

§ 1

Under art. 430 § 5 of the Code of Commercial Companies the Ordinary General Meeting of Shareholders of PKN ORLEN S.A. herby gives the authority to the Supervisory Board of PKN ORLEN S.A. to agree the unified text of the Company's Articles of Association.

RESOLUTION No 55
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

Regarding Corporate Governance, including amendments proposed by the Management Board of PKN ORLEN to the attachment to this resolution, i.e. changes to principle no 20

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN, introduced with the Supervisory Board Opinion, gives its assent to the statement of the Management Board of PKN ORLEN regarding the Corporate Governance rules for the issuers of shares, convertible and pre-emptive convertible bonds admitted to public trading and thus make changes to the prior statement in resolution no 34 of the Ordinary General Meeting of Shareholders of PKN ORLEN dated 24 June 2004.

The relevant statement on the issue in question is attached to this resolution.

§ 2

The resolution takes immediate effect.

Attachment to the resolution

Representation concerning the corporate governance principles for joint-stock companies issuing shares, convertible bonds or bonds with pre-emptive rights which are admitted to public trading, adopted by the Warsaw Stock Exchange

	PRINCIPLE	YES/ NO/ PARTIALLY	I
		GENERAL PRINCIPLES	
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	**Yes**	*The Ma makes Compar activity, interests stakeho*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*The Co the joint the inte hence principle the righ law ai Associa*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*Membei Compar and pei and witl law, the econom establisi have dr observe membei Compar actions interests*
IV	**Court control**		

	Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Cc chairing with the and in laws, a which s courts.*
V	**<u>Independent opinions ordered by the company</u>** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choo expert s of a cha by the indepen observa competi ensures advisory separat selectec*
	<u>BEST PRACTICES OF GENERAL MEETINGS</u>		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General in the P³ock, Compar also be*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**Yes**	*Acceptii assump Compar provisio General*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respec the law Associa ORLEN proposa Meeting obstacle objectiv Meeting request*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously		*Should Meeting by e Manage minimiz cancella*

	groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*The rigt deemea docume with a v execute of the lε accorda relevant – are au*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*General in com provisio Associa Meeting contain membe not pro The Ma shareho provisio the Rule*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accoi Meeting Meeting the elec the Ch meeting nor the provide other p General*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman	**Yes**	*The Ru the pow General efficient and ob shareho practice of Asso*

	should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.		Meeting
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	Membei Supervi: shareho within explana the issu The Cc Meeting matters, stateme attendei explana audit an
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	Membei and Si General provide powers, connect conside
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	Membei and Su present explana extent c the exi reportin compan
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	In accoi Meeting howeve any pro defer th the righ break is
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	In accoi Meeting of the procedu
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted	**Yes**	With a Compar the ide principle apply th amendn

	such a request, and supported by 75% of the shareholders voting at the General Meeting.		
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	Yes	*The Ri currentl participa reasons adopted*
16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	Yes	*Acceptii assump Compar this pi provisio Meeting*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	Yes	*During are ab stateme issues, includec*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	Yes	*Intendin accurate shareho idea ai principle apply i provisio principle Board.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	Yes	*Membei evaluate Compar so, nan Compar trust in Board, v and ap perform General*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or		*Par. 8.5 that at le Board I indepen of Assoc Within*

	employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; b) Detailed criteria of independence should be laid down in the statutes of the company [1]; c) Without the consent of the majority of independent members of the Supervisory Board, no resolutions should be adopted on the following issues: • actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; • consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and • appointment of an expert auditor to audit the financial statements of the company. d) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**Partially**	*Associa it is L Depend Depend Domina Within Associa towards Domina a) has anotl the entitl b) is e office (Dep authc c) mor boarc Entit) the b other depe Depend Domina Depend remains Domina*
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When p the Sup increasi interest*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting a the cas Supervi rights the Con membei regularl) transact other perman establisi constan Compar*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*It follo membei from pa voting o result Notwiths*

			that it incorpoı Board.
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*Acceptiı assump Compaı relevant and for ı*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*Acceptiı assump Compaı to the R*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accor in force procedu Board p any rele the publ*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remunє Supervi: significa busines. membeı as indivı is disclo*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws of the Supervisory Board. The	**Yes**	*The Cc Rules o introduc ideas ɛ* Practice *the aı Supervi: the publ*

	Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.		
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*Any ch presenc the Sup changes principle the Sup*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*Acceptii assump Compar principle to the w of the S*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Membei every e the time*
		BEST PRACTICES OF MANAGEMEN	
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Ma sets fon the obje transpai Compar accorda Compar long-ten by the S*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the	**Yes**	*When i Manage in accor its sha using th*

	interests of the local community, should be taken into account.		
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In trans. persons interest Board a the tran:*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*Membei become have ur corresp(*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Membei hold I themsel treating shares to the gi*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date interest due to Board. occur, immedi this fact*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*The rei membei determi manage The pa Supervi: objectiv*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and		*The agg of the individu the Mai*

	itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*Compar*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Cc Rules o introduc ideas ε* Practice *Rules oi availabl*
	BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD P		
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Sup having ı objectivity performa*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Com rule that every five*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	*Pursuant Associati Supervisc suppleme to the Rul*
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Com principle auditors c auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having re shareholc exercise ı of sharel transactio*

46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Com availabilit material disclosure contrary t*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN OR policy prc public ob Company mass me activities with the p*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*From th represent corporate Managem exercise of the cap adopted such time Board an Stock Exc*

RESOLUTION No 56
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding changes in the Constitution of the General Meeting of Shareholders of PKN ORLEN including an amendment proposed by Management Board

§ 1

The Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN:

1) in § 1 to add item 4 as below:

"A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified."

2) in § 1 to add item 5 as below:

"Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same."

3) in § 1 to add item 6 as below:

"A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered or is obviously groundless. The meeting is called off and a change in the date of the General Meeting in the same manner as it has been convened, ensuring as few negative consequences for the Company and its shareholders as possible. The cancellation and change in the date of the General Meeting can be made no later than three weeks prior to the original date of the meeting."

4) § 4 item 3 as below:

"The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders."

<u>To be replaced with the following:</u>

"The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders. Additionally, the person opening a General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting"

5) in § 10 to add item 7 as below:

"The text of the resolutions of a General Meeting should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution, has the possibility to appeal against the resolution"

6) in § 12 to add item 1a as below:

"Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights."

7) § 14 item 1 sentence 1 as below:
"Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in § 8 item 5 of the Articles of Association - not less than two such members."

To be replaced with the following:

"Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in § 8 item 5 of the Articles of Association."

8) To add § 14 a *[Group voting for the election of members of the Supervisory Board]* as below:

"§ 14 a
[Group voting for the election of members of the Supervisory Board]

"1. Upon a motion of shareholders representing at least one fifth of the equity, the members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups ("group voting").
2. The aforementioned motion in item 1, shall be submitted in writing to the Management Board to allow time to place the motion for the election of members of the Supervisory Board, by means of the voting of separate groups, on the agenda of the Meeting.
3. Before the election of the members of the Supervisory Board by means of the voting of separate groups is made, the Meeting of Shareholders will agree the number of members of the Supervisory Board.
4. Before a group voting decision is made, the chairman of the Meeting will announce the attendance list, the total number of shares, the number of shares represented at the Meeting and the number of shares required to form a group able to elect a member of the Supervisory Board. Then, he/she will call an adjournment to allow time to set up groups.
5. Shareholders representing at the Meeting the required number of shares, calculated as the total number of shares represented at the Meeting divided by the number of members of the Supervisory Board, can set up a separate group in order to elect one member of the Supervisory Board. Those Shareholders will not take part in the election of other members of the Supervisory Board.
6. The establishment of the aforementioned group is understood as confirmation of its composition and the appointment of its chairman. The chairman is not appointed if there is only one Shareholder in the group. After the adjournment, the chairmen of the

groups formed will submit a written message, certified by the shareholders or their deputies, which will include the following information:

a) The chairman of a group,

b) Applications for membership of the groups. These offers should comprise the number of shares in the possession of an individual shareholder.

The Shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of any incorrect issue to which item 7 describes.

7. *The chairman of the General Meeting of Shareholders will check if the groups were formed according to the regulations. In the case of any incorrectness concerning especially the participation of a shareholder in more than one group or in the case of a lack of signatures or if the number of the members of the group is too small, the chairman will call an additional adjournment to allow time to eliminate all these incorrect items. This elimination will mean the change, supplementation or lodging of a new declaration concerning the constitution of a group or groups.*
8. *If all the regulations are complied with, the chairman of the General Meeting of Shareholders will announce the list of groups together with their members, and the order of voting. The order of voting will be randomly drawn. Improperly formed groups or improper registration of the lists of groups will not be announced by the chairman of the General Meeting of Shareholders.*

   Groups can appeal against the decision of a chairman to the General Meeting.
9. *One group, provided that it has yet to vote, can join another just after the opening of the sitting of the latter group, to make their common election. The joining of groups must be done by means of a decision given by the chairman of the General Meeting and chairman of the group and when every member of both groups gives its assent to the joiner. If, after joining, the joint groups are vested with the right to elect more members of the Supervisory Board than the sum of their separate powers, the chairman of the General Meeting will inform the General Meeting about the joint group and will correct his/her previous announcement.*
10. *In the case where a shareholder enrolls in more than one group and this incorrect action has not been removed during an additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first. The shares in possession of the shareholder are disregarded while determining the number of the members of the other groups on the list on which he/she has entered his/her name.*
11. *The chairman of the General Meeting of Shareholders gives orders for the sitting of the groups, and when the voting of the groups is to be started. The chairmen of individual groups administer the sitting and voting of their groups. The sitting and voting take place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can table a motion calling for an adjournment of up to 15 minutes to allow time to come to a confidential agreement of the members of his/her group. Directly after opening the proceeding the group can withdraw from taking part in voting on condition that no one from the group raises an objection. The resignation from participation in voting can be done only immediately after the opening of the sitting of a group or after a 15 minute adjournment called by its chairman.*

12. *The rights of the chairman of groups, the proceedings and the voting procedures, will conform to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholder, and the rules for conducting the Meeting and the voting procedures applicable to the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board), with the restriction that one share equals one vote irrespective of any statutory restrictions or privileges.*

The group can discharge its chairman by way of a decision of a majority of the members of the group or the group can accept his/her resignation and it can then elect a new chairman. All this must be done during the sitting of the group. The chairmen of the joint groups are in collective charge unless one of them resigns.

13. *In the case that group voting has not resulted in the appointment of all the members of the Supervisory Board, the chairman of the General Meeting of Shareholders will call an additional election concerning only the unfilled positions. This will adhere to the general rules governing the procedure for conducting an additional election. Only shareholders who have not already voted for the election of Supervisory Board Members may vote in the additional election, with the restriction that one share equals one vote irrespective of any restrictions or privileges.*

14. *If, at the General Meeting, not even one group has been formed capable of electing a member of the Supervisory Board, the election will not take place.*

15. *When at least one member of the Supervisory Board has been elected according to the rules defined in this paragraph, the mandate of all pre-existing members of the Supervisory Board will prematurely expire, except for the member elected by the subject defined in the separate statute. Further elections will be conducted on the general principles as defined in § 14 of the Constitution of the General Meeting."*

§ 2

According to changes to the Constitution of the General Meeting of Shareholders of PKN ORLEN made on 29 June, 2005, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby adopts the unified text of the Constitution of the General Meeting of Shareholders of PKN ORLEN as in amendment to this resolution.

§ 3

The resolution comes into effect on condition that changes in the Articles of Association passed with the resolutions of the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A., held on 29 June 2005, are registered.

THE CONSTITUTION OF THE GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN S.A.

Introduction
§ 1

1. Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association.
2. Proceedings of General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby the Constitution.
3. The Management Board takes action connected with the course of the General Meeting of Shareholders, nevertheless such responsibilities can be commissioned to the entity specialising in this. The commissioned work can in particular refer to supervising voting and counting the votes by electronic means.
4. *A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified.*
5. *Draft resolutions proposed to be adopted by the General Meeting and other key*

documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting in advance, so as to allow them to review and evaluate the same.

6. *A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered or is obviously groundless. The meeting is called off and the date of the General Meeting is changed in the same manner as it has been convened, ensuring as few negative consequences for the Company and its shareholders as possible. The cancellation and change in the date of the General Meeting can be made no later than three weeks prior to the original date of the meeting.*

Definitions
§ 2

In this Constitution the following expressions have the meaning as set out below:
1. Depositary - depositary bank which issued Depositary Receipts under the depositary agreement with the Company
2. Depositary Receipts - depositary receipts issued by Depositary, each representing shares of the Company
3. Law on Public Trading of Securities - Polish Law on Public Trading of Securities dated 21 August, 1997 (Official Journal of Bills No 118, item 754 with the later amendments)
4. The Chairman - the chairman of General Meeting of Shareholders
5. Supervisory Board - the supervisory board of the Company
6. Constitution - present Constitution approved and passed by General Meeting of Shareholders
7. The Articles of Association - the Articles of Association of the Company
8. General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.
9. Participant of General Meeting of Shareholders - shareholder or his representative authorised to participate in General Meeting of Shareholders
10. The Management Board - the management board of the Company

Register of shareholders
§ 3

1 Register of shareholders authorised to participate in General Meeting of Shareholders is prepared and signed by the Management Board
2 The Register should include:
a. first and last names of shareholders or names of companies as shareholders authorised to participate in General Meeting of Shareholders,
b. their addresses, however natural persons can provide an address for service instead of their home address.,
c. number and kind of shares as well as the number of entitled votes.
3 While preparing the Register defined in 1 and 2 the Management Board takes into account restrictions and limitations of the voting law as defined in § 7 item 11 of the Company's Articles of Association
4 Shareholders being at the same time the owners of Depositary Receipts have the right to exercise votes under these shares which, after their issuance upon Depositary Receipts, would together with real shares entitle them to exercise up to 10 per cent.
5 The owner of Depositary Receipts upon which, if changed into shares, he is entitled to exercise up to 10 per cent of all votes at the Meeting and being at the same time a shareholder is not entitled to exercise votes upon these shares.
6 The exercising votes by the dependent entity should be understood as if it were

exercised by the dominant entity as defined by the Law on Public Trading of Securities.

7 In the case that the Management suspects that the voting right of a shareholder ought to be limited due to violation of art. 147, 149 or 150 of the Law on Public Trading of Securities, or due to hiding relations or dependence between or among shareholders, the Management Board should take action aiming at explaining and clarifying the case, notifying the shareholders of the above whom the case concerns; the Management Board may also address competent administrative bodies or court to identify a number of votes to which the shareholder or shareholders are entitled.

8 The Register of shareholders will be available at the principle office of the Management Board three working days directly prior to the day of General Meeting of Shareholders from 8.00 a.m. to 3 p.m. The Register will also be available during the Meeting.

Opening of General Meeting of Shareholders
§ 4

1. The General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In the case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board.
2. The person opening the General Meeting of Shareholders can make all order and regulatory decisions necessary to open the General Meeting of Shareholders.
3. *The person opening the General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of the General Meeting of Shareholders. Additionally, the person opening the General Meeting of Shareholders informs about an absence of a Management Board or Supervisory Board member at a General Meeting and about the reasons of this absence, if such information was passed to the person opening the General Meeting.*
4. A person opening the General Meeting should procure the immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.

Appointment of the Chairman
§ 5

1. The Chairman is to be appointed from among the participants of the General Meeting of Shareholders
2. Every participant of the General Meeting of Shareholders has the right to propose one candidate as Chairman. The candidates will be enlisted after their prior agreement.
3. "The Chairman is voted for in a secret ballot. Each candidate is voted for separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the resolution to appoint the Chairman should be passed with an absolute majority of votes."
4. The person opening the General Meeting of Shareholders supervises the voting and announces its results. After this he/she hands over the chair to the Chairman.

The Chairman's Competence
§ 6

1. The Chairman of the General Meeting conducts the meeting according to the agenda and Regulations of the General Meeting. The Chairman ensures the efficient conduct of the meeting and observance of the rights and interest of all shareholders. The Chairman should counteract, in particular, the abuse of rights by participants of the meeting and should guarantee that the rights of minority shareholders are respected.
2. The Chairman of the General Meeting of Shareholders is in particular responsible for :

a) The smooth and correct progress of the Meeting and voting,
b) serious discussion at the Meeting,
c) giving the floor to a speaker,
d) ordering of voting, supervising its proper progress, signing all the documents with voting results and announcing such results,
e) ordering breaks in the session; ordered breaks cannot be aimed at hindering the exercise of the rights by the shareholders,
f) giving appropriate instructions to keep order in the Meeting room,
g) covering the entire agenda
h) explaining and settling all doubt-arising points and regulations.

3. Should the need arise, the Chairman can appoint a participant of the General Meeting of Shareholders as a Secretary of the General Meeting of Shareholders to help the Chairman with his duties and responsibilities.
4. The chairman signs the minutes of the General Meeting immediately after the written statement is recorded in the minutes by the notary.
5. The Chairman can resign from his function only because of crucial reasons.

Taking the roll of participants
§ 7

1. Immediately after his appointment the Chairman of the General Meeting of Shareholders signs the roll of participants of the Meeting including the number of shares owned by each participant and a number of votes to be exercised upon these shares.
2. The following steps should be taken while taking the roll:
   a) check whether a shareholder is entitled to participate in the General Meeting of Shareholders,
   b) check the shareholder's or his representative's ID,
   c) to check the regularity of the power of attorney or other document confirming the right to represent a shareholder at a General Meeting; it is presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmation and acknowledgement unless its authenticity or validity raises doubts by the company's Management Board or the Chairman of the General Meeting,
   d) obtain the shareholder's or his representative's signature on the roll,
   e) provide the shareholder or his representative with a magnetic voting card or other voting means or device
3. Appeals concerning entitlement to participate in the General Meeting of Shareholders are to be addressed to the Chairman.
4. Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motions have a right to appoint one member of this commission.
5. Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.
6. Candidates are voted for in a secret ballot. Each candidate is voted for separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes.
7. The roll is available by the time the General Meeting of Shareholders is closed. Persons responsible for making the roll are obliged to complete the roll with names and the number of relevant shares each time before particular voting.
8. After signing the roll the Chairman affirms the legality of calling for a General Meeting of

Shareholders and the legal ability of the Meeting to make resolutions. Then, the Chairman presents the agenda and orders the appointment of the Vote Counting Commission.

Appointment of the Vote Counting Commission and its responsibilities
§ 8

1. The Commission is made up of 3 persons appointed by the General Meeting of Shareholders.

1a Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below.

2. Every participant of the General Meeting of Shareholders has a right to propose one candidate. The candidates will be enlisted after their prior agreement.
3. "The way the candidates are voted for proceeds in alphabetical order. Each candidate is voted for separately in a secret ballot. The candidates who receive the biggest number of "for" votes are appointed as members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes."
4. The Commission is responsible for supervising right and proper voting, counting the votes and forwarding the results to the Chairman.
5. In case of any incorrectness in voting, the Commission is obliged to immediately notify the Chairman of such incorrectness and, at the same time, table a motion concerning the further course of action.
6. Documents with the results of particular voting are to be signed by all members of the Commission and the Chairman.
7. Decisions concerning an appointment of the Vote Counting Commission come into effect at the General Meeting of Shareholders directly following the Meeting during which this Regulation was passed.

Participation of the Management and Supervisory Board members as well as other persons in the Meeting
§ 9

1. No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report to be subjected to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders.
2. Other persons can participate in the General Meeting of Shareholders on condition that they are invited by the body calling for the General Meeting of Shareholders or allowed in by the Chairman. Such persons can, in particular, be auditors, legal and financial advisors or employees of the Company.
3. For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in the commercial code.
4. Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company. Giving the answers to the General Meeting's attendees' questions should be done so that the information is executed according to trading law and the amount of information cannot be given in another manner than that which follows from the trading law.

Proceedings Progress at the Meeting
§ 10

1. The General Meeting can pass the resolution concerning the removal of an item from the agenda or change the sequence of the agenda. A resolution concerning the removal of an issue placed on the agenda can only be passed if it is supported by crucial and matter-of-fact reasons. A motion in this respect should be accompanied by a detailed justification. A resolution to remove an item from the agenda can be passed only by consent or at the request of the shareholder who demanded this item to be included in the agenda.
2. Having presented each particular points, the Chairman will open the discussion by giving the floor to the speakers in the order in which they applied. If the General Meeting of Shareholders agrees, a few points on the agenda can be discussed simultaneously.
3. Members of the Management and Supervisory Board as well as invited experts can be given the floor by the Chairman without waiting for their turn.
4. The floor can only be taken with regard to points in agenda currently discussed.
5. Each shareholder has the right to deliver a 5-minute speech and 3-minute reply. The Chairman can limit this time to 3 and 2 minutes, respectively.
6. After adopting the resolution, any shareholder who makes an objection to this resolution is entitled to concisely present the reasons for his objection.
7. The text of the resolutions of a General Meeting should be formulated in such a way that any entitled person who does not agree with the main substance of the matter in the resolution has the possibility to appeal against the resolution.

Suggesting changes
§ 11

1. Participants of the General Meeting of Shareholders have the right to introduce proposals of supplementation and changes to draft resolutions in the agenda - by the time of closing the discussion over the point in agenda concerning this draft resolution to which such proposal referred.
2. Proposals - separately for each draft resolution - together with short justification should be presented in writing to the Chairman and should include the first and last name of the person introducing these proposals.

Matters of routine
§ 12

1. In case of matters of routine the Chairman can give the floor to a speaker without waiting for his turn. Proposals concerning matters of routine can be made by any participant of the General Meeting of Shareholders.

1a. Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have an impact on the exercise by shareholders of their rights.

2. Proposals concerning the progress of the Meeting and voting are understood and considered as proposals regarding matters of routine, and these include in particular:
   a) limitations, adjournment of discussion
   b) closure of discussion
   c) setting limits on speeches,
   d) manner of running the Meeting,
   e) ordering breaks during the Meeting,
   f) order of covering points in the Agenda,
   g) order of passing proposals

1. Proposals concerning matters of routine are put to the vote by the Chairman.

Voting
§ 13

1. Voting is public and open except in cases as listed in point 2.
2. „Voting is secret if:
   a) it considers the appointment or dismissal of members of the Company's authorities or liquidators,
   b) it considers proposals to call members of the Company's authorities or liquidators to account,
   c) it considers personal matters,
   d) only one participant of the General Meeting of Shareholders wishes it to be so
3 After closing the discussion over each point in the agenda and prior to starting the voting process, the Chairman announces the suggested proposals and sets the order upon which these proposals will be voted. Voting proceeds in the order in which the proposals were made.
4 Voting is executed with the use of computer systems securing voting in accordance with the number of shares and preventing disclosure of particular votes in the case of secret voting.

Appointment of Supervisory Board
§ 14

1. Prior to the beginning of Supervisory Board appointments the General Meeting, on the motion of the Chairman, each time determines the number of Board members, along with the number of members meeting the requirements as stated in § 8 item 5 of the Articles of Association. The General Meeting appoints all the members of the Supervisory Board with the exception of the member appointed by the State Treasury Office.

2. The appointment of Supervisory Board starts with the appointment of the Supervisory Board Chairman which is followed by the appointment of the Board members meeting the requirements stated in § 8 item 5 of the Articles of Association and finally other members.

3. Every participant of the General Meeting has the right to propose candidates for both the chairman and other members. The candidates for Supervisory Board chairman and other members are proposed in the minutes with a short justification. The candidates for the members meeting the requirements stated in § 8 item 5 of the Articles of Association are proposed together with a written statement of the candidate notifying that he/she meets such requirements.

4. The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration in the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies.

5. The Chairman, in alphabetical order, prepares the lists of the proposed candidates for the Supervisory Board.

6. The voting for all Supervisory Board members is secret and each candidate is voted upon separately in alphabetical order, and individually within a range of each list of candidates.

7. The candidate with the biggest number of „for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who, within their lists as mentioned in item 4 of this paragraph, received consecutively the biggest number of „for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes."

8. In the case that the approved candidates to the Supervisory Board receive the same number of votes, or do not receive the required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of „for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected.

[Group voting for the election of members of the Supervisory Board]
§ 14 a

1. Upon a motion of shareholders representing at least one fifth of the equity, the members of the Supervisory Board shall be elected by the next Meeting of Shareholders by means of the voting of separate groups (group voting).
2. The aforementioned motion in item 1, shall be submitted in writing to the Management Board to allow time to place the motion for the election of members of the Supervisory Board, by means of the voting of separate groups, on the agenda of the Meeting.
3. Before the election of the members of the Supervisory Board by means of the voting of separate groups is started, the Meeting of Shareholders will agree the number of members of the Supervisory Board.
4. Before a group voting decision is made, the chairman of the Shareholders Meeting will announce the attendance list, the total number of shares, the number of shares represented at the Shareholders Meeting and the number of shares required to form a group able to elect a member of the Supervisory Board. Then, he/she will call an adjournment to allow time to set up groups.
5. Shareholders representing at the Meeting the required number of shares, calculated as the total number of shares represented at the Meeting divided by the number of members of the Supervisory Board, can set up a separate group in order to elect one member of the Supervisory Board. Those Shareholders will not take part in the election of other members of the Supervisory Board.
6. The establishment of the aforementioned group is understood as confirmation of its composition and the appointment of its chairman. The chairman is not appointed if there is only one Shareholder in the group. After the adjournment, the chairmen of the groups formed will submit a written message, certified by the shareholders or their deputies, which will include the following information:
   a) The chairman of a group,
   b) Applications for membership of the groups. These offers should comprise the number of shares in the possession of an individual shareholder.
   Shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of any incorrect issue to which item 7 describes.
7. The chairman of the General Meeting of Shareholders checks if the groups are formed according to the regulations. In the case of any incorrectness concerning especially the participation of a shareholder in more than one group or in the case of a lack of signatures or if the number of members of the group is too small, the chairman will call an additional adjournment to allow time to eliminate all these incorrect items. This elimination will mean the change, supplementation or lodging of a new declaration concerning the

constitution of a group or groups.

8. If all the regulations are complied with, the Chairman of the General Meeting of Shareholders will announce the list of groups together with their members and the order of voting. The order of voting will be randomly drawn. Improperly formed groups or improper registration of the lists of groups will not be announced by the chairman of the General Meeting of Shareholders.

Groups can appeal against the decision of a Chairman to the General Meeting.

9. One group, provided that it has yet to vote, can join another just after the opening of the sitting of the latter group, to make their common election. The joining of groups must be done by means of a decision given by the chairman of the General Meeting and when every member of both of groups gives its assent to the joiner. If, after joining, the joint groups are vested with the right to elect more members of the Supervisory Board than the sum of their separate powers, the chairman of the General Meeting will inform the General Meeting about the joint group and will correct his/her previous announcement.
10. In the case where a shareholder enrolls in more than one group and this incorrect action has not been removed during an additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first in alphabetical order. The shares in possession of the shareholder are disregarded while determining the number of the members of the other groups on the list on which he/she has entered his/her name.
11. The Chairman of the General Meeting of Shareholders will give orders for the sitting of the groups, and when the voting of the groups is to be started. The chairmen of individual groups will administer the sitting and voting of their groups. The sitting and voting will take place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can table a motion calling for an adjournment of up to 15 minutes to allow time to come to a confidential agreement of the members of his/her group. Directly after opening the proceeding the group can withdraw from taking part in voting on condition that no one from the group raises an objection. The resignation from participation in voting can be done only immediately after the opening of the sitting of a group or after a 15 minute adjournment called by its chairman.
12. The rights of the chairman of groups, the proceedings and the voting procedures, will conform to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholder, and the rules for conducting the Meeting and the voting procedures applicable to the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board), with the restriction that one share equals one vote irrespective of any statutory restrictions or privileges.

    The group can discharge its chairman by way of a decision of a majority of the members of the group or the group can accept his/her resignation and it can then elect a new chairman. All this must be done during the sitting of the group. The chairmen of the joint groups are in collective charge unless one of them resigns.

13. In the case that group voting has not resulted in the appointment of all the members of the Supervisory Board, the Chairman of the General Meeting of Shareholders will call an additional election concerning only the unfilled positions. This will adhere to the general rules governing the procedure for conducting an additional election. Only shareholders who have not already voted for the election of Supervisory Board Members may vote in the additional election, with the restriction that one share equals one vote irrespective of any restrictions or privileges.
14. If, at the General Meeting of Shareholders, not even one group has been formed capable of electing a member of the Supervisory Board, the election will not take place.

15. When at least one member of the Supervisory Board has been elected according to the rules defined in this paragraph, the mandate of all pre-existing members of the Supervisory Board will prematurely expire, except for the member elected by the subject defined in the separate statute. Further elections will be conducted on the general principles as defined in § 14 of the Constitution of the General Meeting."

Closure of General Meeting of Shareholders
§ 15

1. Having covered the Agenda the Chairman of General Meeting of Shareholders announces the closure of the Meeting.

Minutes of the Meeting
§ 16

1. Proceedings of the General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for a General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, the number of votes given for particular resolutions, as well as objections. Evidence of calling for a General Meeting of Shareholders together with the register signed by participants should be attached to the minutes of the Meeting.
2. At the request of a participant at the General Meeting, his written statement is recorded in the minutes.

RESOLUTION No 57
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Ordinary General Meeting of Shareholders of PKN ORLEN establishes 9-member composition of the Supervisory Board of PKN ORLEN within at least 2 members fulfilling requirements defined in § 8 item 5 of the Company's Articles of Association.

RESOLUTION No 58
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr Andrzej Olechowski to the Supervisory Board of PKN ORLEN.
Mr Andrzej Olechowski fulfils the criteria as defined in § 8 item 5 of the Company's Articles of Associations and has made a suitable statement.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 59
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Ordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr Adam Sek to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The shareholder Bengodi Finance S.A. raised an objection to the resolution.

RESOLUTION No 60
OF
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 29 June 2005

regarding insurance conditions of the Supervisory Board members

§1

The Ordinary General Meeting of Shareholders of PKN ORLEN has decided to authorize the Management Board of PKN ORLEN to provide civil liberty insurance cover for the Members of the Supervisory Board in connection with acting as a member of the Supervisory Board of PKN ORLEN. The total sum of insurance cannot exceed PLN 100m (one hundred million zlotys).

§2

The resolution takes immediate effect.

---

[1] The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation on strengthening the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

END

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Stmt.re Corporate Governance
Released	07:43 30-Jun-05
Number	2578O

Regulatory announcement no 41/2005 dated 30 June 2005

Representation concerning the corporate governance principles for joint-stock companies issuing shares, convertible bonds or bonds with pre-emptive rights which are admitted to public trading, adopted by the Warsaw Stock Exchange

	PRINCIPLE	YES/ NO/ PARTIALLY	PKN ORLEN's commentary
GENERAL PRINCIPLES			
I	**Objective of the company** The basic objective of operations of a company's bodies is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	Yes	*The Management Board of PKN ORLEN makes every effort to ensure that the Company conducts effective business activity, with consideration to the rights and interests of the shareholders and stakeholders.*
II	**Majority rule and protection of minority** A joint-stock company is a capital venture, and therefore, it must respect the principle of capital majority rule, and the		*The Company's activities are subordinated to the joint interests of all shareholders, and not the interest of one person or organisation, hence PKN ORLEN fully abides by*

	primacy of majority over minority. A shareholder who contributes more capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	**Yes**	*the principle of a majority rule, while respecting the rights of minority within the limits set by law and the Company's Articles of Association.*
III	**Honest intentions and non-abuse of rights** The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set, and which thus constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus ensuring the best protection of equitable interests of the shareholders and other market participants.	**Yes**	*Members of the Company's bodies and the Company's employees exercise their rights and perform their obligations in good faith and with utmost care, within the limits set by law, their objective being to achieve the economic goals for which the Company was established. The Company's employees have drawn up a code of conduct which is observed in everyday work. Neither the members of the Company's bodies nor the Company's employees engage in any actions which could result in a conflict of interests.*
IV	**Court control** Neither the company's bodies, nor persons chairing a General Meeting, may decide on issues which should be resolved by court judgements. This does not apply to activities which are within the powers of the company's bodies and of persons chairing General Meetings, or which they are obliged to undertake by force of law.	**Yes**	*The Company's bodies and the persons chairing General Meetings act in accordance with their respective scopes of competence and in a manner defined in the applicable laws, and refrain from deciding on issues which should be submitted for resolution to courts.*
V	**Independent opinions ordered by the company** When choosing an entity which is to provide expert services, including in particular the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	**Yes**	*In choosing an entity which is to provide expert services, including the appointment of a chartered auditor, the Company abides by the relevant procedures to ensure the independence of the entity and the observance of the principle of fair competition.. In particular, the Company ensures that the auditing services and the advisory services it uses are provided by separate entities, and the expert auditor is selected by the Supervisory Board.*

	BEST PRACTICES OF GENERAL MEETINGS		
1	A General Meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	**Yes**	*General Meetings of PKN ORLEN are held in the Company's registered offices in P³ock, but in accordance with the Company's Articles of Association they may also be held in Warsaw.*
2	A request for convening a General Meeting and placing certain issues on its agenda, made by parties so entitled, should be justified. Draft resolutions proposed to be adopted by the General Meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the Supervisory Board prior to the General Meeting, in advance so as to allow them to review and evaluate the same.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company declares that appropriate provisions will be included in the Rules of the General Meeting.*
3	A General Meeting convened at the request of shareholders should be held on the date given in the request, and if this date cannot be kept, on the closest date which will allow the General Meeting to settle the issues placed on its agenda.	**Yes**	*Respecting the shareholders' rights under the law or the Company's Articles of Association, the Management Board of PKN ORLEN takes into account the shareholders' proposals as to the date on which a General Meeting should be held, unless there are obstacles of a formal (legal) nature or objective reasons for which a General Meeting cannot be held on the date requested by a shareholder.*
4	A General Meeting whose agenda includes certain issues at the request of authorised entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a General Meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the General Meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	**Yes**	*Should a necessity to cancel a General Meeting occur in the future and be justified by exceptional circumstances, the Management Board will take steps to minimize the negative consequences of the cancellation for the shareholders.*
5	In order for a representative of a shareholder to participate in a General Meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a General Meeting is in		*The right to act on behalf of a shareholder is deemed by the Company to be duly documented if the Company is presented with a written power of proxy prepared and executed in accordance with the provisions of the law and granted by persons who – in accordance with a valid excerpt from a*

	conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity prima facie raises doubts by the company's management board (upon drawing up the attendance list) or the chairman of the General Meeting.	**Yes**	*relevant register presented to the Company – are authorised to do so.*
6	The General Meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent General Meeting.	**Yes**	*General Meetings of PKN ORLEN are held in compliance with the binding laws, provisions of the Company's Articles of Association and Rules of the General Meeting. The Rules of the General Meeting contain provisions concerning election of members of the Supervisory Board, but do not provide for voting in separate groups. The Management Board will present to the shareholders the proposal to incorporate provisions on voting in separate groups into the Rules.*
7	A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	**Yes**	*In accordance with the Rules of the General Meeting a person opening the General Meeting initiates the meeting and procures the election of the chairman. Once elected, the Chairman starts presiding over the meeting. Neither the Articles of Association nor the Rules of the General Meeting provide for any other role by or grant any other powers to a person opening the General Meeting.*
8	The chairman of the General Meeting ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	**Yes**	*The Rules of the General Meeting specify the powers and duties of the Chairman of the General Meeting to the extent necessary for efficient and correct conduct of the meeting and observance of the rights of all the shareholders in line with the established practice, binding laws, the Company Articles of Association and the Rules of the General Meeting.*
9	A General Meeting should be attended by members of the Supervisory Board and the Management Board. An expert auditor should be present at an annual General Meeting and at an extraordinary General Meeting if financial matters of the company are to be discussed. An absence of a Management Board or Supervisory Board member at a General Meeting requires an explanation. Such an explanation should be presented at the General Meeting.	**Yes**	*Members of the Management and the Supervisory Boards provide the shareholders during a General Meeting, within the limits of their powers, with explanations and information with respect to the issues under consideration.* *The Company will ensure that General Meetings whose agendas include financial matters, in particular approval of financial statements of the Company or its Group, are attended by an auditor prepared to provide explanations or*

			information concerning its audit and opinion.
10	Members of the Supervisory Board and the Management Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company.	**Yes**	*Members of the Company's Management and Supervisory Boards present at a General Meeting will make every effort to provide the shareholders, within their powers, with information and explanations connected with the issues under consideration.*
11	All answers provided by the Management Board to the questions posed by the General Meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	**Yes**	*Members of the Company's Management and Supervisory Boards and the auditor present at the General Meeting provide explanations and give information to the extent complying with the limitations under the existing legal framework concerning reporting obligations binding on a public company.*
12	Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	**Yes**	*In accordance with the Rules of the General Meeting the Chairman may order a break, however such a break may in no way violate any provisions of the effective statutes or defer the session or hinder the exercise of the rights by the shareholders, as any such break is technical in nature.*
13	Voting on procedural matters may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	**Yes**	*In accordance with the Rules of the General Meeting, only motions relating to the conduct of the meeting are considered motions on procedural matters.*
14	A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by important reasons. A motion in this respect should be accompanied by a detailed justification. Removing an item from the agenda or a decision not to consider an issue placed on the agenda at the request of the shareholders requires a resolution of the General Meeting, adopted following approval by all the present shareholders who submitted such a request, and supported by 75% of the shareholders voting at the General Meeting.	**Yes**	*With a view to ensuring the stability of the Company' s General Meeting and accepting the idea and the assumptions behind this principle, the Company declares that it will apply this principle and introduce appropriate amendments to the Articles of Association.*
15	A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	**Yes**	*The Rules of the General Meeting as currently in force guarantee to its participants a possibility to present the reasons for their objection with respect to an adopted resolution.*

16	Due to the fact that the Commercial Partnerships and Companies Code does not provide for court control in the event where a resolution is not adopted by the General Meeting, the Management Board or the Chairman of the Meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, has the possibility of challenging the same; provided that he is entitled to do so.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will seek to apply this principle and include appropriate provisions in the Rules of the General Meeting.*
17	At the request of a participant in the General Meeting, his written statement is recorded in the minutes.	**Yes**	*During General Meetings the shareholders are absolutely free to make written statements in connection with the discussed issues, and to have those statements included in the minutes at their request.*
	BEST PRACTICES OF SUPERVISORY BOARDS		
18	The Supervisory Board submits to the General Meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the same before the annual General Meeting.	**Yes**	*Intending to ensure the possibility of accurate evaluation of the Company by the shareholders, and accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
19	A member of the Supervisory Board should have relevant education, professional and practical experience, be of high moral character and be able to devote all the time required to properly perform the function on the Supervisory Board. Candidates for members of the Supervisory Board should be presented and supported by reasons in sufficient detail to allow an educated choice.	**Yes**	*Members of the Supervisory Board are evaluated by those considered by the Company to be the most competent to do so, namely the investors, who entrust the Company with their capital and place their trust in the members of the Supervisory Board, which is manifest in the very election and appointment of these persons to perform this responsible function by the General Meeting.*
20	a) At least one-half of the members of the Supervisory Board should be independent members, subject to item d) below. Independent members of the Supervisory Board should not have any relations with the company and its shareholders or employees, which relations could have a significant impact on the ability of the independent member to make impartial decisions; 1. Detailed criteria of independence should be laid down [1] in the statutes of the company ; 2. Without the consent of the majority of independent		*Par. 8.5 of the Articles of Association state that at least two members of the Supervisory Board have to comply with the following independent criteria stated within the Articles of Association.* *Within the meaning of these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.* *Within the meaning of these Articles of Association an entity is „Dependent Entity" towards another entity (Dominant Entity) if Dominant Entity:*

	members of the Supervisory Board, no resolutions should be adopted on the following issues: a) actions of any kind by the company and any entities associated with the company in favour of members of the Management Board; b) consent to the execution by the company or a subsidiary of any key agreement with an entity associated with the company, member of the Supervisory Board or the Management Board, and with their associated entities; and c) appointment of an expert auditor to audit the financial statements of the company. b) In companies where a single shareholder holds an interest conferring the right to more than 50% of the total vote, the Supervisory Board should include at least two independent members, including an independent chairman of the audit committee, if such committee was established.	**Partially**	*a) has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or* *b) is entitled to appoint or remove from office majority of members of other entity (Dependent Entity) management authorities, or* *c) more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.* *Dependent Entity of the Company's Dominant Entity is also an entity which is Dependent towards another entity which remains in dependence relation towards the Dominant Entity towards the Company.*
21	A supervisory board member should, above all, bear in mind the interests of the company.	**Yes**	*When performing their duties, members of the Supervisory Board act with a view to increasing the Company's value in the interest of all the shareholders.*
22	Members of the Supervisory Board should take relevant actions in order to receive from the Management Board regular and complete information on any and all significant issues concerning the company's operations and on risks related to the business being conducted and the ways of managing such risk.	**Yes**	*Acting as part the collegiate body which, in the case of a joint-stock company, is the Supervisory Board, and exercising all their rights under relevant statutes and the Company's Articles of Association, members of the Supervisory Board are regularly informed on how individual transactions are carried out and on any other significant issues. In addition, permanent Committees have been established within the Supervisory Board, to constantly monitor specific areas of the Company's operations.*
23	A Supervisory Board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	**Yes**	*It follows from to-date experience that members of the Supervisory Board refrained from participating in discussions and from voting on resolutions which could potentially result in a conflict of interests. Notwithstanding that, the Company declares that it will apply this principle and incorporate it in the Rules of the Supervisory Board.*
24	Information on the personal, actual and organisational connections of a Supervisory Board member with a given		*Accepting the general idea and the assumptions behind this principle, the Company declares that it will put in place*

	shareholder, and in particular with the majority shareholder should be made available to the public. The company should have a procedure in place for obtaining information from members of the Supervisory Board and for making it available to the public.	**Yes**	*relevant procedures for obtaining information and for making it available to the public.*
25	Supervisory Board meetings, save for issues which directly concern the Management Board or its members, and in particular their removal, liability and the setting of their remuneration, should be accessible and open to members of the Management Board.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company has introduced relevant provisions to the Rules of the Supervisory Board.*
26	A Supervisory Board member should enable the Management Board to present publicly and in an appropriate manner information on the disposal or acquisition of shares of the company or of its dominant entity or subsidiaries, and of transactions with such companies, provided that such information is relevant for his financial standing.	**Yes**	*In accordance with the regulations currently in force and the Company's internal procedures, members of the Supervisory Board provide the Management Board with any relevant information to be announced to the public.*
27	Remuneration of members of the Supervisory Board should be established according to transparent procedures and rules. The remuneration should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the Management Board. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member of the Supervisory Board should be disclosed and itemised in the annual report, together with information on the procedures and rules of establishing the remuneration.	**Yes**	*Remuneration of members of the Supervisory Board does not constitute a significant cost item in the Company's business. The aggregate remuneration of all members of the Supervisory Board as well as individual remuneration of each member is disclosed in the annual report.*
28	The Supervisory Board should operate in accordance with its by-laws which should be available to the public. The by-laws should provide for creation of at least two committees: • audit committee and • remuneration committee. The audit committee should include at least two independent members and at least one member qualified and experienced in accountancy and finance. The duties of the Committees should be specified in detail in the by-laws	**Yes**	*The Company is currently amending the Rules of the Supervisory Board in order to introduce the provisions reflecting general ideas and assumptions behind the* Best Practices of Supervisory Boards. *Following the amendment, the Rules of the Supervisory Board will be made available to the public.*

	of the Supervisory Board. The Supervisory Board Committees should submit to the Supervisory Board annual reports on their activities. Such reports should be made available by the company to its shareholders.		
29	The agenda of a Supervisory Board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the Supervisory Board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the Supervisory Board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a Supervisory Board member and the company.	**Yes**	*Any changes to the agenda require the presence and consent of all members of the Supervisory Board. Any other reasons for changes to the agenda following from this principle will be incorporated in the Rules of the Supervisory Board.*
30	A Supervisory Board member delegated by a group of shareholders to permanently exercise supervision should submit to the Supervisory Board detailed reports on the performance of his task.	**Yes**	*Accepting the general idea and the assumptions behind this principle, the Company declares that it will apply this principle and incorporate a provision similar to the wording of this principle to the Rules of the Supervisory Board.*
31	A Supervisory Board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and in particular, if it could hinder the timely adoption of an important resolution.	**Yes**	*Members of the Supervisory Board make every effort in their decisions not to hinder the timely adoption of resolutions.*
	BEST PRACTICES OF MANAGEMENT BOARDS		
32	Bearing in mind the interest of the company, the Management Board sets forth the strategy and the main objectives of the company's operations, and submits them to the Supervisory Board. The Management Board is liable for the implementation and performance of the same. The Management Board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with legal regulations and best practice.	**Yes**	*The Management Board of PKN ORLEN sets forth the strategy for the Company and the objectives of its operations, ensuring the transparency and effectiveness of the Company's managements system. In accordance with the provisions of the Company's Articles of Association, strategic long-term plans are submitted for approval by the Supervisory Board.*
33	When making decisions on corporate issues, members of the Management Board should act within the limits of justified economic risk, i.e. after consideration of all		*When making decisions, Members of the Management Board of PKN ORLEN act in accordance with interests of the Company, its shareholders and other stakeholders using*

	information, analyses and opinions, which, in the reasonable opinion of the Management Board, should be taken into account in a given case in view of the company's interest. When determining what is in the interest of the company, the justified long-term interests of shareholders, creditors, employees and other entities and persons co-operating with the company, as well as the interests of the local community, should be taken into account.	**Yes**	*their knowledge and experience.*
34	In transactions with shareholders and other persons whose interests have impact on the interest of the company, the Management Board should act with utmost care to ensure that the transactions are at arms' length.	**Yes**	*In transactions with shareholders and other persons whose interests have impact on the interest of the Company, the Management Board acts with utmost care to ensure that the transactions are at arms' length.*
35	A Management Board member should display full loyalty towards the company and avoid any actions which could result exclusively in enhancing said member's own material interest. If a Management Board member receives information on the possibility of making an investment or other advantageous transaction concerning the business of the company, he should present such information immediately to the Management Board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the Management Board and only when this does not infringe upon the company's interest.	**Yes**	*Members of the Management Board have become acquainted with this principle and have undertaken to abide by it to the extent corresponding with this representation.*
36	A Management Board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	**Yes**	*Members of the Management Board who hold PKN ORLEN's shares identify themselves with the shareholders and by treating the investment in their Company shares as a long-term investment contribute to the growth of the shares value.*
37	Management Board members should inform the Supervisory Board of each conflict of interest in connection with the performed functions or of the risk of such conflict.	**Yes**	*To date there has never been a conflict of interest of a Management Board member due to his/her function in the Management Board. If such a conflict of interest does occur, the Management Board will immediately inform the Supervisory Board of this fact.*
38	The remuneration of Management Board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The		*The remuneration of Management Board members includes basic remuneration, determined by the Supervisory Board in the managerial contracts, and annual bonuses. The payment rules are defined by the Supervisory Board, based*

	remuneration should correspond to the size of the company's business enterprise, should be reasonable in relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	**Yes**	*predominantly on objective criteria.*
39	The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, should be disclosed and itemised in the annual report, together with the information on the procedures and rules of establishing the remuneration. If the amount of remuneration of individual members of the Management Board significantly differs, it is recommended that a relevant explanation be published.	**Yes**	*The aggregate remuneration of all members of the Management Board, as well as individual remuneration of each member of the Management Board, is disclosed in the Company's annual report.*
40	The Management Board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	**Yes**	*The Company is currently amending the Rules of the Management Board in order to introduce the provisions reflecting general ideas and assumptions behind the* Best Practices. *Following the amendment, the Rules of the Supervisory Board will be made available to the public.*
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS			
41	The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	**Yes**	*The Supervisory Board selects an auditor having regard for the impartiality and objectivity of the choice itself as well as of the performance of the tasks by the auditor.*
42	In order to ensure impartiality of opinion, the company should change the expert auditor at least once every five years. The change of expert auditor shall include a change of the person conducting the audit. Furthermore, the company should not use the services of the same auditing entity over a long period.	**Yes**	*The Company has adopted and applies the rule that auditors are changed at least once every five years.*
43	The entity performing the function of an expert auditor should be selected by the Supervisory Board of the company, upon receiving recommendations from the audit committee, or by the General Meeting, upon receiving recommendations from the Supervisory Board, including		*Pursuant to the Company's Articles of Association auditors are selected by the Supervisory Board. Appropriate supplementary regulations will be introduced to the Rules of the Supervisory Board.*

	recommendations of the audit committee. In the event of selection of a different expert auditor by the Supervisory Board or the General Meeting than recommended by the Audit committee, the decision requires a detailed justification. Information on the selection of the entity to perform the function of an expert auditor, along with the justification, should be included in the annual report.	**Yes**	
44	An auditor auditing, currently or in the audited period, annual reports of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	**Yes**	*The Company declares that it will apply this principle and not appoint its auditors or auditors of its subsidiaries as special purpose auditors.*
45	A company should acquire its own shares in such a way that no group of shareholders be privileged.	**Yes**	*Having regard to the equal rights of all the shareholders, the Management Board shall exercise utmost care to ensure that no group of shareholders is privileged should such a transaction ever take place.*
46	The statutes of the company, its basic internal regulations, information and documents related to General Meetings, and the financial statements should be made available in the registered head office of the company and on its website.	**Yes**	*The Company guarantees full disclosure and availability of all the information which is material for the shareholders, unless the disclosure of such information would be contrary to the Company's interest.*
47	The company should have proper media relations procedures and regulations, and an information policy ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operations and business standing, and allow their presence at General Meetings.	**Yes**	*PKN ORLEN has implemented information policy procedures which ensure that that the public obtains reliable information about the Company. The Company discloses to the mass media the data concerning its current activities and business standing in compliance with the provisions of the Polish Securities Act.*
48	In its annual report, a company should make public its declaration on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	**Yes**	*From the time of publication of this representation on the compliance with the corporate governance principles, the Management Board of PKN ORLEN will exercise utmost care to inform all participants of the capital market of any deviation from the adopted principles, in such manner and at such times as specified by the Management Board and Supervisory Board of the Warsaw Stock Exchange.*

[1]
The Best Practices Committee recommends principles based on the EU standards, i.e. the criteria of independence provided for in the Commission Recommendation

on strenghtenning the role of non-executive or supervisory directors (http://europa.eu.int/comm/internal_market/company/independence/index_en.htm).

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Manadates of MB expired
Released	13:07 30-Jun-05
Number	2868O

Regulatory announcement no 42/2005

The Management Board of PKN ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 29 June 2005, the day of the Ordinary General Meeting of Shareholders, in accordance with the fact that the 3-year term of office of the Management Board of PKN ORLEN has finished, the mandates of all members of the Management Board of the company have expired.

In accordance with the abovementioned expiry the Supervisory Board will appoint, at a meeting on 30 June 2005, the members of the Management Board of PKN ORLEN for a new 3-year term of office.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	New mandates for MB
Released	07:00 01-Jul-05
Number	3296O

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 43/2005

The Management Board of PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that in accordance with today previous regulatory announcement no 42/2005 the Supervisory Board of PKN ORLEN has appointed, at the meeting on 30 June 2005, for a new 3-year term of office, Mr Igor Chalupec to the position of President & CEO of the Management Board. On Mr Igor Chalupec's motion the Supervisory Board of PKN ORLEN has appointed Mr Wojciech Heydel, Mr Jan Maciejewicz and Mr Cezary Smorszczewski to the position of Vice Presidents and Mr Pawel Szymanski to the position of Member of the Management Board.

The conditions of contracts of Management Board members remain without changes.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Sale of shares
Released	15:41 01-Jul-05
Number	3801O

Regulatory announcement no 44/2005 dated 1st July 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company") Central Europe's largest downstream oil company, hereby announces that on 2 June 2005, on the basis of share transfer agreements, the Company sold 8,219 shares of ZAWITAJ Swinoujscie Sp. z o.o. („**ZAWITAJ Swinoujscie**") based in Swinoujscie (Poland) with a par value of PLN 500 each, representing 100.00% (and the same number of votes at its shareholders' meeting), for a total of PLN 2,900,000.00, i.e. PLN 352.84 for each share, to Ms Grazyna Grabowska, who operates a business with the same name as her in Swinoujscie .

Ms Grazyna Grabowska is the President of the management board of ZAWITAJ Swinoujscie.

The share ownership was transferred to Ms Grazyna Grabowska on 30 June 2005.

Following the above transaction PKN ORLEN will cease to have any holding in ZAWITAJ Swinoujscie.

Except in respect to the execution of the share transfer agreements referred to above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

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PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR 3 MONTH PERIODS ENDED
31 MARCH 2005 AND 31 MARCH 2004
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

ERNST & YOUNG

Ernst & Young Audit sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa

Tel. +48 22 557 70 00
Fax +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

INDEPENDENT AUDITOR'S REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the accompanying condensed consolidated balance sheet of Polski Koncern Naftowy ORLEN Capital Group ("the Group"), where Polski Koncern Naftowy ORLEN S.A ("the Company") is the dominant company, prepared as of 31 March 2005, the condensed consolidated statements of income, condensed consolidated cash flows and condensed statement of changes in consolidated equity for the period of three months then ended ("the condensed consolidated financial statements"). These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

2. Except for the matters described in paragraphs 3, 4 and 5 below, we conducted our review of condensed consolidated financial statements in accordance with International Standards on Auditing applicable to review engagements. These Standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance about truth and fairness in relation to the data presented in the financial statements than an audit. We have not performed an audit of the condensed consolidated financial statements and, accordingly, do not issue an audit opinion.

3. The International Accounting Standards Board has issued International Financial Reporting Standard 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered a first time adopter of IFRS. Particularly, IFRS 1 requires from an entity to recognize in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

   Perpetual usufruct rights granted to Group companies in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognized in the Company's condensed consolidated financial statements. As discussed in note II.1 to the condensed consolidated financial statements, no fair value estimation of the above assets was performed by the Group, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the condensed consolidated financial statements.

4. International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Group revalued its fixed assets for the last time as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Group did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The revaluation was also not compliant with International Accounting Standard 16 (revised in 2004) "Property, Plant and Equipment" ("IAS 16") requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Group has not determined fair value as deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

5. In accordance with IAS 16 the Group is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment. As disclosed in note II.1 to the condensed consolidated financial statements the Company has commenced a project aimed at implementing of the above requirement. Due to the fact that until the date of this report the Company did not assess the impact resulting from the above requirements we were unable to satisfy ourselves that for the above mentioned reason the carrying values of property, plant and equipment as of 31 March 2005 and the depreciation charge for the period of three months then ended were not materially different from the numbers that would be presented in the condensed consolidated financial statements, if the Company applied above mentioned requirements.

6. Based on our review, except for the effects of the matters referred to in paragraphs 3, 4 and 5 above, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements do not present fairly, in all material respects, the financial position of the Group as of 31 March 2005 and the results of its operations and its cash flows for the period of three months then ended in accordance with International Financial Reporting Standards, specifically IAS 34 "Interim financial reporting" as well as all International Accounting Standards, International Financial Reporting Standards and related interpretations that were published as European Commission regulations.

7. Without further qualifying our report, we draw attention to the following matters:

   As discussed in note XI.1 to the condensed consolidated financial statements, there is a tax inspection underway in the Company's subsidiary Rafineria Trzebinia S.A. This inspection is being carried out by the Tax Inspection Office in Krakow and its scope covers the verification of excise duty and value added tax calculations and payments for the years 2002 and 2003. The results of this tax inspection and its potential impact on the condensed consolidated financial statements are unknown as of the date of this report. Additionally on 5 April 2005, as a result of

the proceeding carried out by the Customs Office, Rafineria Trzebinia S.A. received decisions issued by the Head of the Customs Office in Krakow, in which an additional excise duty was determined for the period May-June 2004 for a total amount of approximately PLN 60 million and which were appealed by the company. On 5 May 2005 Rafineria Trzebinia S.A. received a decision of the Head of Custom Office in Krakow on the suspension of the execution of the above mentioned decisions. As discussed in the above note, as at the date of this report the final results of the above proceedings and their potential impact, as well as any potential impact of the extension of the above proceedings to other periods, on the condensed consolidated financial statements are not known.

As discussed in notes XI.1, XI.6 and XI.7 to the condensed consolidated financial statements the Supervisory Boards of Rafineria Trzebinia S.A., ORLEN Oil Sp. z o.o. and Rafineria Nafty Jedlicze S.A. passed resolutions to perform tax audits and forensic procedures in their respective companies. As discussed in the above notes as at the date of this report these works were not finished and their result and the potential impact on the condensed consolidated financial statements is not known.

Ernst & Young

Warsaw, 13 May 2005

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)

Consolidated quarterly report QSr I Q / 2005
quarter / (current year)

(according to § 93.2 and § 94.1 Council of Minister Decree dated 21 March 2005 – Journal of Law No 49, item 463)
(manufacturing, contracting, trading and service industry issuers)

for 1Q of the current year from 01.01.2005 to 31.03.2005

and for 1Q of the previous year from 01.01.2004 to 31.03.2004

including condensed consolidated financial statements in accordance with International Financial Reporting Standards
in Polish currency (PLN)
and condensed financial statements in accordance with International Financial Reporting Standards
in Polish currency (PLN)

16 May 2005
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (issuer abbreviated legal name)

CHEMICAL INDUSTRY (industry classification according to Securities Exchange)

09-411 (postal code)

PLOCK (location)

CHEMIKOW (street)

7 (number)

48 24 365 28 95 (telephone)

48 24 365 40 40 (fax)

media@orlen.pl (e-mail)

774-00-01-454 (NIP)

610188201 (REGON)

www.orlen.pl (www)

ERNST & YOUNG AUDIT SP. Z O.O.
(Auditor)

13 May 2005
(date of report)

SELECTED FINANCIAL DATA	THOUSAND PLN		THOUSAND EUR	
	1Q cumulatively period from 1.01.2005 to 31.03.2005	1Q cumulatively period from 1.01.2004 to 31.03.2004	1Q cumulatively period from 1.01.2005 to 31.03.2005	1Q cumulatively period from 1.01.2004 to 31.03.2004
data related to the condensed consolidated financial statements				
I. Net sales	6 805 908	6 340 215	1 694 994	1 579 014
II. Operating profit (loss)	807 537	527 457	201 115	131 362
III. Gross profit	786 076	492 635	195 770	122 689
IV. Net profit	630 587	366 023	157 046	91 157
V. Net cash flow from operating activities	574 013	594 109	142 956	147 961
VI.Net cash flow used in investing activities	(14 818)	(427 993)	(3 690)	(106 591)
VII. Net cash flow from/used in financial activities	138 836	(160 053)	34 577	(39 861)
VIII. Net cash flow	698 031	6 063	173 843	1 509
IX. Total assets (as at 31 March 2005 and 31 December 2004)	21 144 259	19 410 491	5 177 721	4 753 163
X. Long term liabilities (as at 31 March 2005 and 31 December 2004)	3 026 834	2 918 421	741 199	714 651
XI. Short term liabilities (as at 31 March 2005 and 31 December 2004)	5 431 067	4 431 071	1 329 938	1 085 063
XII. Shareholders' equity (as at 31 March 2005 and 31 December 2004)	12 686 358	12 060 999	3 106 584	2 953 449
XIII. Share capital (as at 31 March 2005 and 31 December 2004)	534 636	534 636	130 920	130 920
XIV. Number of shares	427 709 061	427 709 061	427 709 061	427 709 061
XV. Net profit (loss) per ordinary share (PLN/EUR) for 3 months	1,47	0,86	0,37	0,21
XVI. Net book value per share (PLN/EUR) (as at 31 March 2005 and 31 December 2004)	29,66	28,20	7,26	6,91
data related to the condensed financial statements				
I. Net sales	4 422 594	3 715 790	1 101 436	925 408
II. Operating profit (loss)	742 246	466 222	184 854	116 111
III. Gross profit	728 778	438 917	181 500	109 311
IV. Net profit	592 307	345 520	147 513	86 051
V. Net cash flow from operating activities	213 214	134 549	53 100	33 509
VI.Net cash flow used in investing activities	357 280	19 294	88 980	4 805
VII. Net cash flow from/used in financial activities	58 739	(152 678)	14 629	(38 024)
VIII. Net cash flow	629 233	1 165	156 709	290
IX. Total assets (as at 31 March 2005 and 31 December 2004)	16 867 540	15 552 305	4 130 455	3 808 386
X. Long term liabilities (as at 31 March 2005 and 31 December 2004)	2 052 886	2 022 269	502 702	495 205
XI. Short term liabilities (as at 31 March 2005 and 31 December 2004)	3 827 138	3 123 718	937 174	764 923
XII. Shareholders' equity (as at 31 March 2005 and 31 December 2004)	10 987 516	10 406 318	2 690 579	2 548 257
XIII. Share capital (as at 31 March 2005 and 31 December 2004)	534 636	534 636	130 920	130 920
XIV. Number of shares	427 709 061	427 709 061	427 709 061	427 709 061
XV. Net profit (loss) per ordinary share (PLN/EUR) for 3 months	1,38	0,81	0,34	0,20
XVI. Net book value per share (PLN/EUR) (as at 31 March 2005 and 31 December 2004)	25,69	24,33	6,29	5,96

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 March 2005 i.e. 4.0837 zloty/EUR;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the three month period (1 January 2005 – 31 March 2005) i.e. 4.0153 zloty/EUR.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at 31 March 2005 and 31 December 2004
(in thousand PLN)

	Note	31 March 2005 (unaudited)	31 December 2004 (unaudited)
		(in PLN thousand)	
ASSETS			
Non-current assets			
Property, plant and equipment	3.1.	10 018 273	9 954 278
Goodwill	3.6.	20 501	20 501
Intangible assets		391 945	380 020
Financial assets		566 522	569 970
Investments accounted for under equity method		31 971	63 040
Deferred tax assets		35 440	19 769
Other non-current assets		3 554	8 794
Total non-current assets		**11 068 206**	**11 016 372**
Current assets			
Inventories		4 077 915	3 226 047
Trade and other receivables		3 476 665	3 021 579
Income tax receivables		9 483	23 309
Short-term investments		777 755	1 124 155
Deferred costs		111 313	108 999
Cash and cash equivalents	3.2.	1 439 636	735 813
Other financial assets		142 946	154 217
Total current assets		**10 035 713**	**8 394 119**
Non-current assets classified as held for sale	3.3.	40 340	-
Total assets		**21 144 259**	**19 410 491**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital		534 636	534 636
Share premium		1 058 450	1 058 450
Hedge accounting-cash flow hedges		47 205	59 195
Foreign exchange difference on subsidiaries		(16 466)	(13 193)
Retained earnings		10 681 678	10 051 113
Total shareholders' equity (attributed to equity holders of the dominant company)		**12 305 503**	**11 690 201**
Minority interest		380 855	370 798
Total shareholders' equity		**12 686 358**	**12 060 999**
Non-current liabilities			
Interest bearing borrowings	3.8.	2 209 399	2 083 536
Provisions	3.5.	631 708	632 200
Deferred tax liabilities	3.5.1.	169 341	173 495
Other non-current liabilities		16 386	29 190
Total non-current liabilities		**3 026 834**	**2 918 421**
Current liabilities			
Trade and other payables and accrued expenses		4 689 396	3 845 768
Provisions	3.5.	294 515	283 442
Income tax liabilities		62 674	1 680
Interest bearing borrowings	3.8.	328 134	241 599
Deferred income		31 474	16 589
Other financial liabilities		24 874	41 993
Total current liabilities		**5 431 067**	**4 431 071**
Total liabilities and shareholders' equity		**21 144 259**	**19 410 491**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in thousand PLN)

	Note	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
		in PLN thousand	
Operation activity			
Revenue			
Net sales of finished goods		4 570 853	3 894 483
Net sales of goods for resale and raw materials		2 235 055	2 445 732
Cost of sales	3.9.	(3 127 112)	(2 833 868)
Value of sold finished goods	3.9.	(2 197 521)	(2 259 996)
Gross profit		**1 481 275**	**1 246 351**
Other operating income		78 671	40 670
Distribution costs	3.9.	(489 416)	(544 024)
Administrative expenses	3.9.	(198 771)	(185 812)
Other operating expenses	3.9.	(64 222)	(29 728)
Profit from operations		**807 537**	**527 457**
Financial income	3.10.	46 179	95 642
Financial expenses	3.10.	(67 423)	(137 150)
Income from investments accounted for under equity method		(217)	6 686
Profit before income tax and minority interest		**786 076**	**492 635**
Income tax expense	3.11.	(145 317)	(109 389)
Profit after tax		**640 759**	**383 246**
Minority interest		(10 172)	(17 223)
Net profit		**630 587**	**366 023**
Basic and diluted earnings per share for the period (in PLN per share)	3.12.	**1.47**	**0.86**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in thousand PLN)

	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
	(in PLN thousand)	
Cash flows from operating activities		
Net profit for the period	**630 587**	**366 023**
Adjustments for:		
Minority interest	10 172	17 223
Net income from investments accounted for under equity method	217	(6 686)
Depreciation and amortisation	278 553	300 704
Interest and dividend charges, net	(183)	(38 777)
Income tax on current period profit	145 317	109 389
(Profit) / loss on investing activities	(15 079)	12 906
(Increase) in receivables	(362 773)	(442 145)
(Increase) in inventories	(855 093)	(110 001)
Increase in payables and accrued expenses	805 020	484 603
Increase/ (Decrease) in provisions	12 981	(6 077)
Other adjustments	24 803	(44 253)
Net income tax paid	(100 509)	(48 800)
Net cash flows from operating activities	**574 013**	**594 109**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(386 729)	(399 058)
Proceeds from sales of property, plant and equipment	4 230	21 703
Acquisition of non-consolidated companies	(1 611)	(11 452)
Acquisition of short-term securities	(39 629)	(85 493)
Proceeds from sales of short-term securities	388 185	31 833
Dividends and interest received	19 815	2 499
Loans granted/repaid	842	-
Other	79	11 975
Net cash flows used in investing activities	**(14 818)**	**(427 993)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	263 091	668 126
Repayment of long-term and short-term loans and other borrowings	(92 655)	(797 349)
Interest paid	(23 269)	(4 788)
Other	(8 331)	(26 042)
Net cash flows gained / (used) in financing activities	**138 836**	**(160 053)**
Net increase/(decrease) in cash and cash equivalents	**698 031**	**6 063**
Foreign exchange gains/losses	5 792	165
Cash and cash equivalents as at 1 January	**735 813**	**634 259**
Cash and cash equivalents as at 31 March, including	**1 439 636**	**640 487**
Cash and cash equivalents of limited availability	279 502	122 857

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign currency translation	Retained earnings	Minority interests	Total shareholders' equity
1 January 2004 (unaudited)	**534 636**	**1 058 450**	**-**	**62 366**	**7 813 484**	**419 634**	**9 888 570**
Foreign exchange gain on consolidation	-	-	-	4 111	-	-	4 111
Dividend	-	-	-	-	-	-	-
Net profit	-	-	-	-	366 023	-	366 023
Non-current assets impairment	-	-	-	-	648	-	648
Hedge accounting-cash flow hedges	-	-	(17 106)	-	-	-	(17 106)
Issue of shares	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interests in net result	-	-	-	-	-	17 223	17 223
Change of share structure	-	-	-	-	-	-	-
31 March 2004 (unaudited)	**534 636**	**1 058 450**	**(17 106)**	**66 477**	**8 180 155**	**436 857**	**10 259 469**

	Share capital	Share premium	Hedge accounting – cash flow hedges	Foreign currency translation	Retained earnings	Minority interests	Total shareholders' equity
1 January 2005 (unaudited)	**534 636**	**1 058 450**	**59 195**	**(13 193)**	**10 051 113**	**370 798**	**12 060 999**
Foreign exchange gain on consolidation	-	-	-	(3 273)	-	-	(3 273)
Dividend	-	-	-	-	-	-	-
Net profit	-	-	-	-	630 587	-	630 587
Non-current assets impairment	-	-	-	-	(22)	-	(22)
Hedge accounting-cash flow hedges	-	-	(11 990)	-	-	-	(11 990)
Issue of shares	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interests in net result	-	-	-	-	-	10 172	10 172
Change of share structure	-	-	-	-	-	(115)	(115)
31 March 2005 (unaudited)	**534 636**	**1 058 450**	**47 205**	**(16 466)**	**10 681 678**	**380 855**	**12 686 358**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STANDALONE BALANCE SHEETS
As at 31 March 2005 and 31 December 2004
(in thousand PLN)

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
	(in PLN thousand)	
ASSETS		
Non-current assets		
Property, plant and equipment	6 616 764	6 597 453
Intangible assets	54 574	54 335
Financial assets	498 887	498 855
Investments accounted for under equity method	1 603 949	1 630 905
Deferred tax assets	-	-
Other non-current assets	31 844	32 302
Total non-current assets	**8 806 018**	**8 813 850**
Current assets		
Inventories	3 359 487	2 621 975
Trade and other receivables	2 832 452	2 331 042
Income tax receivables	-	10 206
Short-term investments	706 610	1 261 747
Deferred costs	66 941	68 329
Cash and cash equivalents	926 335	291 138
Other financial assets	142 738	154 018
Total current assets	**8 034 563**	**6 738 455**
Non-current assets classified as held for sale	26 959	-
Total assets	**16 867 540**	**15 552 305**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	534 636	534 636
Share premium	1 058 450	1 058 450
Hedge accounting-cash flow hedges	65 032	75 943
Retained earnings	9 329 398	8 737 289
Total shareholders' equity	**10 987 516**	**10 406 318**
Non-current liabilities		
Interest bearing borrowings	1 446 714	1 407 707
Provisions	498 372	498 334
Deferred tax liabilities	107 800	116 228
Total non-current liabilities	**2 052 886**	**2 022 269**
Current liabilities		
Trade and other payables and accrued expenses	3 441 023	2 855 010
Provisions	246 879	235 447
Interest bearing borrowings	75 899	5 863
Deferred income	11 494	6 048
Income tax liabilities	49 606	-
Other financial liabilities	2 237	21 350
Total current liabilities	**3 827 138**	**3 123 718**
Total liabilities and shareholders' equity	**16 867 540**	**15 552 305**

The accompanying notes are an integral part of these condensed consolidated financial statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STANDALONE INCOME STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
	in PLN thousand	
Operation activity		
Revenue		
Net sales of finished goods	4 058 384	3 359 037
Net sales of goods for resale and raw materials	364 210	356 753
Cost of sales	(2 945 886)	(2 495 673)
Value of sold finished goods and goods for resale	(262 307)	(283 776)
Gross profit	**1 214 401**	**936 341**
Other operating income	34 238	19 192
Distribution costs	(332 368)	(351 607)
Administrative expenses	(124 438)	(110 766)
Other operating expenses	(49 587)	(26 938)
Profit from operations	**742 246**	**466 222**
Financial income	32 366	82 943
Financial expenses	(45 834)	(110 248)
Profit before income tax	**728 778**	**438 917**
Income tax expense	(136 471)	(93 397)
Net profit	**592 307**	**345 520**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STANDALONE CASH FLOW STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
	(in PLN thousand)	
Cash flows from operating activities		
Net profit for the period	**592 307**	**345 520**
Adjustments for:		
Depreciation and amortisation	186 774	208 083
Interest and dividend charges, net	(7 342)	(48 349)
Income tax on current period profit	136 471	93 397
Loss / (Profit) on investing activities	(1 878)	17 189
(Increase) in receivables	(502 579)	(357 146)
(Increase) in inventories	(737 511)	(90 077)
Increase in payables and accrued expenses	578 536	46 000
Increase in provisions	14 076	2 152
Other adjustments	39 447	(40 128)
Net income tax paid	(85 087)	(42 092)
Net cash flows from operating activities	**213 214**	**134 549**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(213 417)	(238 392)
Proceeds from sales of property, plant and equipment	1 202	16 385
Proceeds from sales of shares	-	108
Acquisition of shares	-	(950)
Proceeds from sales of short-term securities	312 122	-
Interest received	17 674	313
Repayment of loan by a subsidiary	240 248	-
Return of additional payments to capital	-	230 299
Other	(549)	11 531
Net cash flows used in investing activities	**357 280**	**19 294**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	99 953	672 102
Repayment of long-term and short-term loans and other borrowings	(30 000)	(806 888)
Interest paid	(11 214)	(17 789)
Other	-	(103)
Net cash flows gained / (used) in financing activities	**58 739**	**(152 678)**
Net increase/(decrease) in cash and cash equivalents	**629 233**	**1 165**
Foreign exchange differences	5 964	(1)
Cash and cash equivalents as at 1 January	**291 138**	**62 769**
Cash and cash equivalents as at 31 March, including	**926 335**	**63 933**
Cash and cash equivalents of limited availability	186 374	9 036

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENTS OF CHANGES IN STANDALONE EQUITY
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	Share capital	Share premium	Hedge accounting-cash flow hedges	Retained earnings	Total shareholders' equity
1 January 2004 (unaudited)	**534 636**	**1 058 450**	**-**	**6 724 898**	**8 317 984**
Foreign exchange gain on consolidation	-	-	-	-	-
Dividend	-	-	-	-	-
Net profit	-	-	-	345 520	345 520
Non-current assets impairment	-	-	-	-	-
Hedge accounting-cash flow hedges	-	-	-	-	-
Issue of shares	-	-	-	-	-
Share premium	-	-	-	-	-
31 March 2004 (unaudited)	**534 636**	**1 058 450**	**-**	**7 070 418**	**8 663 504**

	Share capital	Share premium	Hedge accounting-cash flow hedges	Retained earnings	Total shareholders' equity
1 January 2005 (unaudited)	**534 636**	**1 058 450**	**75 943**	**8 737 289**	**10 406 318**
Foreign exchange gain on consolidation	-	-	-	-	-
Dividend	-	-	-	-	-
Net profit	-	-	-	592 307	592 307
Non-current assets impairment	-	-	-	(198)	(198)
Hedge accounting-cash flow hedges	-	-	(10 911)	-	(10 911)
Issue of shares	-	-	-	-	-
Share premium	-	-	-	-	-
31 March 2005 (unaudited)	**534 636**	**1 058 450**	**65 032**	**9 329 398**	**10 987 516**

(in thousand PLN)

I. PRINCIPAL GROUP ACTIVITIES

The dominant company of the Capital Group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "the Company", "the Dominant Company") located in Plock, Poland, 7 Chemikow Street. The Company was established by the Notarial deed from 29 June 1993 as a result of transformation of the state owned company into a stock company. The Dominant Company was registered under the name of Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A.

On 7 September 1999 Centrala Produktow Naftowych "CPN" S.A. was incorporated and at the same time CPN was deregistered. On 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

The Company is engaged in the processing of crude and manufacturing a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including manufacturing and distribution of petroleum as well as production and distribution of chemical products.

II. INFORMATION ON RULES APPLIED FOR THE PREPARATION OF THE CONSOLIDATED QUARTERLY REPORT FOR FIRST QUARTER OF 2005

Since 1 January 2005 the Group companies have been applying accounting standards approved by the International Accounting Standards Board. In relation to the statutory consolidated as well as standalone financial statements the Company has been applying International Financial Reporting Standards ("IFRS") since 1 January 2005. According to IAS 1 "Presentation of Financial Statements" IFRS consist of International Financial Reporting Standards ("IFRS"), International Accounting Standards ("IAS") and Interpretations issued by International Financial Reporting Interpretations Committee ("IFRIC").

International Accounting Standards Board issued International Financial Reporting Standard 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is valid for preparing financial statements for the periods starting 1 January 2004 or after that date. IFRS 1 concerns, apart from entities that prepare financial statements in accordance with IFRS for the first time, also these companies, such as PKN ORLEN Group, that had applied IFRS, but in whose financial statements there was a statement on incompliance with certain standards. Particularly, in relation to that, IFRS 1 requires from an entity to present in its financial statements all assets and liabilities whose recognition is required by IFRS. In accordance with IFRS 1 an entity can value tangible fixed assets at fair value as at the date of applying IFRS and recognize this value as a cost of tangible fixed assets as at that date.

As at 1 January 2005 the amendment of the Accounting Act imposed on the Group an obligation of preparation of the consolidated financial statements in accordance with IFRS adopted by the European Union. A range of information disclosed in these consolidated financial statements is compatible with requirements of IAS 34 "Interim Financial Reporting".

Since 1 January 2005 PKN ORLEN, in accordance with the resolution of the Extraordinary Shareholders' Meeting of PKN ORLEN from 30 December 2004 (taken on the basis of the article 45 position 1c of the Accounting Act – text being effective from 1 January 2005) prepares the standalone financial statements for the year 2005 for statutory purposes in accordance with IFRS approved by the European Union.

1. Statement of compliance

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") binding as at 31 March 2005 except for accounting for hyperinflation effects as required by International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and state a correct balance sheet value of fixed assets as well as value and useful life of excluded parts of tangible fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" ("IAS 16"). The Group did not also recognize perpetual usufruct of land under IFRS 1.

In order to fulfil the above requirements in accordance with IFRS 1 an entity can perform valuation to the fair value of an item of tangible fixed assets as at the date of the application of IFRS and consider this value as its assumed deemed cost at that date. The Group did not determine fair value as the deemed cost in relation to the fixed assets discussed above, however it started the process aiming at carrying out relevant valuations made by independent experts. The Management Board of the Dominant Company expect to complete the process yet in 2005 which will

(in thousand PLN)

ensure applying all the IFRS standards being effective in 2005 for statutory reporting purposes till the end of 2005. According to the Management Board the predicted result of the effect of potential adjustments concerning the above requirements will not have pervasive impact on the value of assets, equity and results of the Group for 1Q 2005
In accordance with IAS 16 the Group is obliged to determine the amount of depreciation charges for each significant position of tangible fixed assets. The Company launched the process aiming at ensuring that all the significant elements constituting tangible fixed assets, having different economic useful lives and also depreciation methods, are identified in order to calculate adequate depreciation charges. The Company plans to end the above process by the end of 2005.

As at the date of the preparation of the condensed consolidated financial statements the Group applied temporary pronouncements described in IFRS 3 "Business combinations" to restate comparative data as at 1 January 2004 (i.e. as it is required by IFRS 1) as described below. The Group applied also an exemption included in IFRS 1 referring to business combinations despite not satisfying completely requirements of IFRS 1 as at the date of preparation of the financial statements. In accordance with IFRS 3 in case of not applying requirements of IFRS 1 in 2005 the Group should apply temporary pronouncements of IFRS 3 starting from 1 January 2005. In relation to the above in case of not fulfilling of requirements of IFRS 1 till the end of 2005 the Group will adjust the opening balance as at 1 January 2005.

Goodwill resulting from business combinations taking place before 1 January 2004 was presented at value set in accordance with hitherto accounting standards (Polish Accounting Standards, "PAS") binding as at the date of transition to IFRS, i.e. 1 January 2004.

The presented condensed consolidated financial statements reflect all the necessary adjustments, except for requirements imposed by IAS 29 and IAS 16, and perpetual usufruct rights valuation required by IFRS 1, in order to reflect fairly the Group's condensed consolidated results of operations, cash flows for the 3 month periods ended 31 March 2005, 31 December 2004 and 31 March 2004 and consolidated financial position as at 31 March 2005 and 31 March 2004 in accordance with IFRS.

The condensed consolidated financial statements were prepared under assumption that the Group companies will continue as a going concern for the foreseeable future. As at the date of authorization of the financial statements, there are no circumstances, indicating any of Group companies' continuation as a going concern.

2. Format and general rules of preparation of the condensed consolidated and standalone balance sheet, condensed consolidated and standalone income statement, condensed statement of changes in standalone and consolidated shareholders' equity and condensed consolidated and standalone cash flows statement

The condensed consolidated and standalone quarterly financial statements presented in this consolidated quarterly report were prepared in compliance with accounting standards in accordance with the International Financial Reporting Standards and to the extent required by the Decree of the Council of Ministers of 21 March 2005 concerning the current and periodic information and dates of its publication by issuers of securities (Journal of Law No 49, pos. 463) and cover the period from 1 January 2005 to 31 March 2005 and comparable period from 1 January 2004 to 31 March 2004.
The accounting rules applied by PKN ORLEN and the Group of PKN ORLEN were changed with effect from 1 January 2005. Below applied accounting polices are presented.

3. Applied accounting polices

During the presented period the Company and the Group introduced changes to the applied accounting standards in comparison to the accounting standards, applied by the Company and the Group in 2004 for the statutory reporting purposes. These changes concern transition to applying International Financial Reporting Standards starting from 1 January 2005 in accordance with the resolution of the Shareholders Meeting from 30 December 2004.

The annual report for 12 month period ended 31 December 2004 prepared in accordance with PAS was the last consolidated financial statements prepared by the Company. Accounting policies applied in this consolidated financial statements were described below.

The impact on the previously issued financial results, connected with the above mentioned transition to IFRS, is presented in Note XVII of these financial statements.

The Group applied the following exemptions of IFRS 1:

- measuring of property, plant and equipment as at the date of transition to IFRS at its fair value and using that fair value as its deemed cost as at that date – valuation process is still in progress as described in point II.1,
- business combinations – the Company applied an exemption of IFRS 1 referring to business combinations that entity recognized before 1 January 2004, as described in point II.1.

A. Accounting standards

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are valued at a cost including purchase price and costs directly connected with introducing a fixed asset into operation as well as estimated costs of liquidation of an asset and costs of reclamation of site/land to its previous condition both, when such a liability exists at the moment of introducing an asset into operation and when such a liability will arise during the operation of such an asset.
After the initial recognition fixed assets are subject to depreciation and impairment losses.

Elements of tangible fixed assets purchased after 31 December 1996 are presented at purchase price less their up-to-date accumulated depreciation and impairment losses.
Fixed assets acquired before 1 January 1997 are stated at their fair value as at 1 January 2004 as an assumed cost less accumulated depreciation and impairment losses. An effect of revaluation of fixed assets to the fair value was not presented in these financial statements as the Company is in process of performing its valuation. The fixed assets purchased before 1 January 1997 were presented in these condensed consolidated financial statements at purchase price or at cost taking into consideration revaluations less accumulated depreciation and impairment losses.

Costs connected with current maintenance of fixed assets and their overhauling influence the financial result of the period in which they were incurred.
Costs of significant overhauls, repairs and periodical overviews increase tangible fixed assets and are subject to depreciation according to their economic useful life.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives and taking into consideration their residual value. The correctness of applied periods and depreciation rates is verified at regular intervals (once a year), which results in proper adjustments of depreciation charges in subsequent periods. Relevant components of tangible fixed assets which are of significant value in comparison to the value of a whole fixed asset are depreciated separately according to the economic useful life.
In 1Q 2005 the Company did not introduce the component accounting. The Company launched the process aiming at ensuring that all the significant elements constituting tangible fixed assets, having different economic useful lives and also depreciation methods, are identified in order to calculate adequate depreciation charges. The Company plans to end the above process by the end of 2005.

The Company assesses residual value of fixed assets. Residual value is a net amount which might be expected by the Company to be obtained after deduction of estimated disposal costs as if assets were already used up and in condition as it was the end of their usage period.
Residual value is not subject to depreciation and is verified periodically (once a year).

Following economic useful life periods are applied in case of fixed assets:

Buildings and constructions	10-70 years
Plant and equipment	3-25 years
Transport means and other	4-17 years

Assets with estimated useful life not exceeding 1 year and with an initial value not exceeding PLN 3.5 thousand are charged against costs at the moment of introducing them into operation.

If events or changes occurred that indicate that there is a risk of the lack of possibility recovering balance sheet value of fixed assets, an overview of those assets is performed in order to determine potential impairment. If there are premises indicating that impairment might have occurred and a balance sheet value exceeds an estimated recoverable value the value of these assets or cash generating units is decreased to the level of the recoverable value through an adequate impairment. Recoverable value of fixed assets equals lower of following values: net selling price or operational value.
Accelerated depreciation charges are presented in the income statement under operating costs.

Financial lease

Lease agreement in accordance with IAS 17 is treated as financial lease if it transfers substantially all the risks and rewards incidental to ownership.
Assets used on the basis of a lease, tenancy agreement or any other agreement satisfying the above mentioned criteria are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Standards of depreciation of leased fixed assets being subject to depreciation are coherent with standards applied while depreciating own assets of the Company, presented depreciation is calculated in accordance with IAS 16 and IAS 38. When there is no sufficient certainty that leasee will become an owner before the end of the lease period a certain position of assets is depreciated over shorter of two periods: period of lease and period of usage.
Assets leased out on the basis of lease agreements, tenancy agreements or other agreements complying with the criteria of the financial lease described above are treated as long term receivables and presented at the amount of net lease investment.

Goodwill

Goodwill on acquisition of a business entity is initially presented in the amount constituting a surplus of incurred cost over the acquirer's share in net fair value of possible to identify assets, liabilities and contingent liabilities. After initial recognition goodwill is decreased by accumulated impairment losses.

Goodwill is verified in order to determine potential impairment loss each year. More frequent testing is also possible in case of circumstances indicating potential impairment losses. Goodwill is not depreciated.

Surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchase price

If a purchased, as a result of acquisition, share in fair value of identifiable assets, liabilities and contingent liabilities is higher than purchase price:

- consecutive verification of identification and valuation of identifiable assets, liabilities and contingent liabilities and purchase price is made;
- income is recognized in the income statement of the period in which the transaction was realized in the amount of the surplus of share in the verified fair value of net assets over the verified purchase price.

Intangible assets

Intangible fixed assets are recognized if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially, intangible fixed assets are presented at the purchase price or at cost. Intangible assets that were recognized as a result of business combinations are presented initially at the fair value set at the moment of the transaction of a business combination.

Subsequently, the intangible fixed assets are valued at the purchase price or at cost less accumulated amortization and impairment losses. Intangible fixed assets are amortized using straight-line method over their estimated economic life. The correctness of applied periods and depreciation rates is verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortization charges are made in subsequent periods.

Intangible assets with indefinite useful life are not subject to depreciation charges. Their value is decreased by potential impairment losses.

It is a rule, that residual value of intangible assets equals zero excluding:

- if a company has a valid agreement with unrelated party on sale of these rights after the set usage period – the residual value equals the value determined in the agreement of sale of these rights;
- if there is an active market for these rights and the value may be set rationally and it is highly probable that the market will exist after the period of usage of such assets.

Accepted typical amortization rates applied in reference to intangible fixed assets:

Licenses, patents and similar assets	2-15 years
Computer software	2-10 years

The Company recognizes perpetual usufruct rights, received as a result of the administration decision, at a fair value being its assumed cost at the moment of recognition less impairment losses. The Company has launched a process which includes also detailed analysis of agreements in order to determine economic useful life of those rights. The Company plans to end the process before the end of 2005.

Apart from research and development all intangible assets created by the Company are not capitalized but charged to the income statement of the period in which costs related to them were incurred.

Intangible assets with indefinite useful life and intangible assets not in use are subject to periodical assessment (once a year) in order to verify impairment losses.
Other intangible assets are subject to verification only if circumstances occurred indicating that the balance sheet value of these assets might be impossible to recover. If there are premises indicating that loss of value might occur and a balance sheet value exceeds an estimated recoverable value the value of these assets or cash generating units, to which the assets belong, is decreased to the level of the recoverable value. Recoverable value of fixed assets equals higher of following values: net selling price or operational value.

Real estate investments

Initially real estate investments are presented at a purchase price and taking into consideration transaction costs. After the initial recognition real estate investments are presented at fair value. Gains or losses resulting from changes in fair value of real estate investments are charged to the income statement of the period in which they arose.

Real estate investments are eliminated from the balance sheet in case of their disposal or in case of permanent withdrawal of a certain real estate investment from operations, when no benefits from its sale are expected. All the gains and losses resulting from eliminating real estate investments from the balance sheet are charged to the income statement of the period in which such booking was made. The Group possesses no real estate investments as at the date of preparation of these condensed consolidated financial statements.

Inventories

Inventories are stated at purchase price or at cost or at the net recoverable value depending on which amount of these two, taking into account impairment due to loss of economic usefulness, is lower. The net recoverable value is the selling price set during regular business operations less costs of completion and estimated costs necessary to be incurred in order to complete the sale transaction.
Cost is set on the basis of the weighted average. In case of finished goods the cost includes an appropriate allocation of fixed and variable indirect costs set for the normal level of production, excluding costs of external financing.

Receivables

Trade receivables as at the date of their arising are presented at current value of predicted payment and in further periods are presented at amortized cost less allowances provided for doubtful debts.
Uncollectible receivables are written off in income statement at the moment of stating their non-recoverability.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in bank accounts. Cash equivalents are short term investments of high liquidity (with original maturity date up to 3 months), easily exchangeable for certain amounts of money and exposed to non-significant risk of change of value.
Cash and cash equivalents balance presented in the cash flow statement comprises of above described cash and cash equivalents less unpaid loans in current accounts, if it is an integral part of cash management.

Sales revenues

Revenues from sales are recognized in situation when it is probable that the Group companies will receive economic benefits resulting from transactions and when amount of the revenues can be reliably measured. The sales revenues are recognized after deduction of VAT, excise duty (finished goods), fuel charge (finished goods) and discounts.

Sales of goods and materials are recognized at the moment of delivery, which results in transfer of risk and benefits for these goods and products. The amount of sales revenue is corrected by the totals from settlement of transactions hedging cash flows.

Amount of sales revenues is set at fair value of payment received or due.

Income from dividends

Income from dividends is recognized at the moment of granting the right entitling to receive dividends.

Equity

Equity is recognized in books by category in accordance with rules determined by law and the Company Articles of Association.
Share capital is stated at nominal value in compliance with the Company Articles of Association regulations and the relevant entry in the Company's Register.
Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.
Share premium is created from surplus of issuance value above their nominal value decreased by the issuance costs.
Issuance costs incurred by setting up stock exchange company or increasing share capital decreases share premium down to the amount of surplus of issuance value over nominal value, and the remaining part of them is presented in other capital reserves.
Changes in valuation of fair value of hedge instruments hedging cash flows in part considered as effective hedge influence equity in the position of hedge accounting.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortized discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealized foreign exchange differences and capitalized issuance costs.

The amounts arisen from distribution of profit, transfer from revaluation reserves, undistributed profit from previous years and current period profit are presented in the financial statements as retained earnings.

Loans and borrowing expenses

Loans and borrowing expenses are recognized at fair value of received inflows less transaction costs. Afterwards that they are presented at the amortized cost with use of effective interest rate method. The difference between net inflows and maturity amount is reflected in the income statement as financial costs or income of the period of utilization of loan or borrowing.

Costs of external financing

Costs of loans and borrowings including exchange rate gains or losses due to drawing a loan or a borrowing denominated in foreign currencies, in compliance with the benchmark treatment of IAS 23, is charged to the income statement of the period, which they concern.

Retirement benefits and jubilee bonuses

According to the systems of rewarding employees of the Group companies have a right to jubilee bonuses and retirement benefits. Jubilee bonuses are paid to employees after working for a company over certain amount of years.
Retirement benefits are paid out on the non-recurrent basis at the moment of retiring. The amount of retirement benefits and jubilee bonuses depends on seniority and average remuneration of an employee. The Company does not exclude assets that might serve in the future as a source of settling liabilities due to retirement benefits and jubilee bonuses. The Company creates provision for future liabilities due to retirement benefits and jubilee bonuses in order to allocate costs to the periods which they relate to. According to IAS 19 jubilee bonuses are other long term employees' benefits while retirement benefits are programs of certain settlements after the period of employment. Current value of such liabilities as at each balance sheet date is calculated by an independent actuary. Liabilities charged are equal to discounted payments that will be made in the future taking into consideration rotation of staff and relate to the period till the balance sheet date. Demographic information and information on rotation of staff is based on historical data. Gains and profits from actuarial calculations are charged to the income statement.

Transactions denominated in foreign currencies

Transactions denominated in foreign currencies are recorded after translation to the functional currency (PLN) using exchange rate from the day of concluding transaction. Monetary assets and liabilities denominated in foreign currencies are presented using average rates published by NBP as at the balance sheet date. Gains and losses resulting from changes in exchange rates after the date of transaction are presented as financial income or costs in the income statement. Exchange rate gains and losses are presented in the income statement in net amounts.

Financial instruments

Financial assets are classified into following categories: financial assets held to maturity, financial assets at fair value for which change of fair value is presented in the income statement, loans and receivables and financial assets available for sale.
Financial assets held to maturity are investments with determined or possible to determine payments and fixed maturity date that the Company aims and has a possibility to hold till the maturity date. Financial assets purchased in order to generate profits resulting from short term fluctuations of prices are classified as financial assets at fair value, for which change is presented in the income statement.

All other financial assets which are not borrowings or receivables of the Company are assets available for sale.

Financial investments held to maturity are part of long term assets if their maturity dates exceed 12 months starting from the balance sheet date. Financial assets at fair value, change of which is presented in the income statements are classified to current assets through the income statement if the Management Board has intention to realize them within 12 months starting from the balance sheet date.

Purchase and sale of financial assets is recognized as at balance sheet date of the conclusion of transaction. At the moment of the original recognition they are valued at purchase price i.e. at fair value including costs of transaction.

Financial assets at fair value, for which changes are recognized through the income statement are presented at fair value without deduction of transaction costs, taking into consideration their market value as at the balance sheet date.

Changes of fair value of financial assets at fair value for which changes are recognized through the income statement and presented in financial income or costs. Financial assets held to maturity are valued at amortized purchase price using effective interest rate.

Financial assets available for sale are presented at their fair value without deducting costs of transaction and taking into consideration their market value at the balance sheet date. In case of the lack of stock exchange quotations on the active market and the lack of possibility to measure their fair value reliably using alternative methods, financial assets available for sale are valued at purchase price adjusted by impairment loss.

Positive and negative difference between fair value and purchase price after deduction of deferred tax of assets available for sale, if there is market price set on the regulated active market or their fair value might be measured in other reliable way, is reflected in revaluation reserves. Decrease of value of assets available for sale due to impairment losses is charged to the income statement as financial cost.

Granted borrowings are presented at amortized cost.

Derivatives which are not accounted for as hedging instruments are classified as assets or liabilities and carried at fair value, with changes to their fair value charged to income statement and presented at fair value charging income statement with changes in fair value.

Derivatives that are accounted for as instruments hedging cash flows are presented at their fair value taking into account changes of this value:

- in part constituting effective hedging, directly in equity in the statement of changes in equity,
- in part being ineffective in the income statement,
- revenues or costs obtained from settlement of instruments hedging cash flows adjust revenues from sales in the period of their arising.

Embedded derivatives are separated from the contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the contract in which the derivative is embedded,
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative,
- the hybrid (combined) instrument is not presented at fair value and changes in its fair value are not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not categorized as hedging instruments.

Financial instruments are not presented in the financial statements if in relation to them there was a loss of control and relevant rights resulting from an agreement. Usually it is a result of sale of an instrument or when all cash flows attributed to an instrument are paid to an independent third party.

Derivatives that are used by the Company in order to hedge against the risk connected with changes of foreign exchange rates are mainly forwards. These derivatives are stated at fair value.
Fair value of currency forwards is set in relation to current exchange rates accompanying contracts with similar maturity dates.
In hedge accounting hedges are classified as hedges hedging cash flows against changes in cash flows that might be attributed to certain type of risk connected with a recognized asset, liability or predicted transaction or as a hedge of fair value that can be apportioned to a certain type of risk relating to a presented asset or a liability.
In case of fulfilling requirements enabling applying special standards of hedge accounting a part of profit or loss on a hedging instrument that was treated as effective hedge is presented directly in equity, while treated as ineffective is presented directly in the income statement.
Profits and losses resulting from changes in fair value of derivatives that do not satisfy requirements enabling applying special standards of hedge accounting are presented directly in the income statement.

The Company stops applying hedge accounting when an instrument has reached its maturity or has been disposed, its usage has ended or has been realized, or when the hedge stops to satisfy requirements enabling applying special standards of hedge accounting. In such case the total profit or loss on an instrument, originally presented in equity, are still presented in equity till the moment of concluding predicted transaction. If the Company no longer expects conclusion of the predicted transaction, the total profit or loss presented in equity is presented in the income statement of current period.

Income tax

The income tax charge is based on profit for the year including deferred tax. Deferred tax is calculated using the balance sheet method. Deferred tax reflects the net tax effect of temporary differences between the carrying amount of particular element of the assets and its value used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected for following years in which those temporary differences are expected to realize based on tax rates enacted or made at the balance sheet date.

Deferred tax assets are recognized for all negative temporary differences as well as for unused tax losses are recognized only if it is probable that in the future sufficient tax base will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to realize.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets or non-current liabilities in the balance sheet.

Fixed assets classified as held for sale

Fixed assets held for sale are assets satisfying the following criteria:

- its disposal was declared by the Management Board of the Company;
- assets are available for an immediate sale in present condition;
- active searching for potential buyer was initiated;
- sale transaction is highly probable and it could be settled within 12 months starting from taking a decision;
- selling price is reasonable in comparison to the current fair value;
- it is unlikely that significant changes to the plan of sale of these assets are introduced.

In case of fulfilling criteria after the balance sheet date there is no reclassification of assets at the end of reporting year preceding the event. Reclassification is made in the reporting period in which the criteria are fulfilled.
While a certain asset is classified as held for sale depreciation is no longer charged.

Assets held for sale are stated at a lower of two values: net balance sheet value or fair value less costs of sales.

Earnings per share

Basic earning per share for each period is calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the potential ordinary shares by the weighted average number of shares.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past events and it is probable that an outflow of resources generating economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation. If the discounting method was applied increase of provision due to time flow is presented in costs of external financing.

Environmental provisions

The Company creates provisions for future liabilities due to land reclamation costs or costs of elimination of harmful substances when there is a legal or constructive obligation to do so. Environmental provisions are periodically reviewed based on reports prepared by independent environmental specialists. The Company continuously performs land remediation that decreases the provision for land reclamation by its utilization.
Created provision reflects potential costs predicted to be incurred, estimated and verified periodically according to current prices.

Governmental grants

If there is a justified certainty that grant will be received and all the conditions related to it will be fulfilled, grants are presented at fair value. If the grant concerns a certain position of costs it is presented as an income commensurable to costs that are to be compensated by the grant. If the grant concerns an element of assets its fair value is presented as future income and, subsequently, through equal annual depreciation charges it is transferred to the income statement over the estimated useful life relating to this element of assets.

Contingent liabilities and receivables

Contingent liabilities are defined as an obligation to settle liability that is dependent on occurring certain events. Contingent liabilities are not presented in the balance sheet however information on the contingent liability is disclosed unless the probability of outflow of assets relating to economic benefits is remote.

Contingent liabilities acquired through business combinations are presented in the balance sheet as liabilities.

Contingent receivables are not presented in the balance sheet however information on the contingent receivable is disclosed if inflow of assets relating to economic benefits is probable.

(in thousand PLN)

Management Board estimations

The preparation of financial statements in compliance with IFRS requires the Management Board of the Company to make estimations and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimations.

Applying standards

The above standards are applicable to the comparative data except for those applied to assets classified as held for sale, which has been in force since 1 January 2005.

B. Principals of consolidation

Subsidiaries

The consolidated financial statements of the Group include PKN ORLEN and the controlled companies. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights in a certain entity or is able to govern the financial and operating policies of an enterprise so as to benefit from the results of its activities. The share attributable to minority interests is shown in equity. The net profit attributable to minority shareholders' interest is shown in the income statement.
The acquisition method of accounting is used for shares acquired in entities. Entities acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Associates

Investments in associated companies (generally investments of between 20% to 50% in the company's equity) where significant influence is exercised by the Group are accounted for under the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that impairment loss occurred or the impairment losses recognized in prior years is no longer required.

Joint ventures

Investments in joint ventures, where joint control is exercised by the Group are accounted for under the proportional method; proportional share in assets, liabilities, revenues and costs of a joint venture, after elimination of effects of mutual transactions and settlements is presented position after position, together with similar positions in the consolidated financial statements.

4. Principles of recalculation of the selected financial data to EUR

Financial data has been recalculated to EUR according to the following principles:

- particular balance sheet items – using the average rate of NBP published as at 31 March 2005 - i.e. 4.0837 zloty/ EUR, and as at 31 December 2004 – 4.0790 zloty/EUR.
- particular income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2005 to 31 March 2005 – i.e. 4.0153 zloty/EUR. For the period from 1 January 2004 to 31 March 2004 the exchange rate amounted to 4.7938 zloty/EUR.

Selected financial data has been recalculated to EUR according to the following principles:

- particular balance sheet items – using the average rate of NBP published as at 31 March 2005 - i.e. 4.0837 zloty/ EUR.
- particular income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2005 to 31 March 2005 – i.e. 4.0153 zloty/EUR.

(in thousand PLN)

III. SELECTED ADDITIONAL EXPLANATORY NOTES

3.1. Property, plant and equipment

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Land	334,674	326,042
Buildings, premises and constructions	4,947,526	5,052,052
Plant and machinery	2,307,576	2,324,114
Motor vehicles and other	367,259	311,024
Construction in progress	2,061,238	1,941,046
Total	**10,018,273**	**9,954,278**

Due to ongoing process of valuation of fixed assets purchased before 1 January 1997 to the fair value, value of fixed assets might be changed and as a result depreciation charges in relation to revalued assets might be increased. The Company estimates that a value of depreciation for the period of 1Q 2005 might be increased by about PLN 60 million.
Table of fixed assets movement prepared as at 31 December 2004 presented in the annual consolidated financial statements prepared in compliance with Polish Accounting Standards ("PAS") constitute the basis for information on fixed assets movement apart from difference due to change of the method of consolidation of Basell ORLEN Polyolefins ("BOP") from using equity method to the proportionate method (value of fixed assets of BOP as at 31 December 2004 amounted to PLN 593,231 thousand) and apart from the adjustment decreasing fixed assets relating to withdrawal of capitalized financial costs and prepayments for fixed assets in the amount of PLN 83,664 thousand, as well as reclassification increasing fixed assets and decreasing current assets concerning catalysts and costs of patronage stations settling in the period for the total amount of PLN 118,917 thousand. The complete table of fixed assets movements including adjustments will be presented after the completion of the valuation process. Particular positions in relation to the initial value of fixed assets, as well as their economic useful lives will be updated after the process of valuation will be finished. The Company recognized in the restated balance sheet an additional impairment of assets of the company ORLEN Deutschland AG in the amount of PLN 65,381 thousand.

3.2. Cash and cash equivalents

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Cash in hand and at the bank	1,347,560	676,737
Other cash	92,076	59,076
Total	**1,439,636**	**735,813**

As at 31 March 2005 and 31 December 2004, cash and cash equivalents include an equivalent of PLN 522,082 thousand and PLN 482,142 thousand denominated in foreign currencies, respectively.

The concentration of credit risk relating to cash and cash equivalents is limited as the Group primarily places its cash with well-established financial institutions.

In accordance with Polish Law, the Group's entities registered in Poland administer a Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts and cannot be used in operating activities. As at 31 March 2005 and 31 December 2004, cash relating to the Social Fund amounted to PLN 31,945 thousand and PLN 28,979 thousand, respectively. Receivables concerning Social Fund loans to employees as at 31 March 2005 and 31 December 2004 amounted to PLN 23,342 thousand and

(in thousand PLN)

PLN 23,886 thousand, respectively. Liabilities related to the Social Fund amounted to PLN 42,763 thousand and PLN 35,245 thousand, respectively, and were presented as a part of trade and other payables.

Except for the amounts related to the Social Fund presented above, restricted cash amounted to PLN 247,557 thousand and PLN 247,263 thousand as at 31 March 2005 and 31 December 2004, respectively.

3.3. Long term assets classified as assets held for trade

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Naftoport Sp. z o.o.	35,688	-
Other	4,652	-
Total	**40,340**	-

3.4. Impairment of assets

3.4.1. Impairment of tangible fixed assets

1Q 2005	
Balance as at 1.01.2005	207,100
Increases during the period 1.01.2005 – 31.03.2005	3,320
Decreases during the period 1.01.2005 – 31.03.2005	(22,275)
Balance as at 31.03.2005	188,145

1Q 2004	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 31.03.2004	13,219
Decreases during the period 1.01.2004 – 31.03.2004	(4,769)
Balance as at 31.03.2004	98,273

3.4.2. Impairment of construction in progress

1Q 2005	
Balance as at 1.01.2005	76,836
Increases during the period 1.01.2005 – 31.03.2005	34,463
Decreases during the period 1.01.2005 – 31.03.2005	(30,212)
Balance as at 31.03.2005	81,087

1Q 2004	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(3)
Balance as at 31.03.2004	37,633

3.4.3. Impairment of intangible assets

1Q 2005	
Balance as at 1.01.2005	3,518
Increases during the period 1.01.2005 – 31.03.2005	-
Decreases during the period 1.01.2005 – 31.03.2005	(96)
Balance as at 31.03.2005	3,422

(in thousand PLN)

1Q 2004	
Balance as at 1.01.2004	196
Increases during the period 1.01.2004 – 31.03.2004	5
Decreases during the period 1.01.2004 – 31.03.2004	-
Balance as at 31.03.2004	201

3.4.4. Impairment of financial long-term assets (shares and stakes)

1Q 2005	
Balance as at 1.01.2005	78,370
Increases during the period 1.01.2005 – 31.03.2005	80
Decreases during the period 1.01.2005 – 31.03.2005	(46)
Balance as at 31.03.2005	78,404

1Q 2004	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(215)
Balance as at 31.03.2004	71,174

3.4.5. Impairment of financial long-term assets (difference in valuation of contribution in-kind)

1Q 2005	
Balance as at 1.01.2005	3,048
Increases during the period 1.01.2005 – 31.03.2005	-
Decreases during the period 1.01.2005 – 31.03.2005	-
Balance as at 31.03.2005	3,048

1Q 2004	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 31.03.2004	1
Decreases during the period 1.01.2004 – 31.03.2004	(12)
Balance as at 31.03.2004	3,537

3.4.6. Allowance for doubtful debts

1Q 2005	
Balance as at 1.01.2005	474,235
Increases during the period 1.01.2005 – 31.03.2005	20,357
Decreases during the period 1.01.2005 – 31.03.2005	(19,514)
Balance as at 31.03.2005	475,078

1Q 2004	
Balance as at 1.01.2004	317,072
Increases during the period 1.01.2004 – 31.03.2004	9,214
Decreases during the period 1.01.2004 – 31.03.2004	(13,973)
Balance as at 31.03.2004	312,313

(in thousand PLN)

3.4.7. Impairment of inventories

In 1Q 2005 the Group impair inventories in the amount of PLN 6,452 thousand. Respectively the Group's impairment of inventory in 1Q 2004 amounted to PLN 4,014 thousand.

3.5. Provision for liabilities

3.5.1. Provision for the deferred income tax

1Q 2005	
Balance as at 1.01.2005	173,495
Increases during the period 1.01.2005 – 31.03.2005	35,727
Decreases during the period 1.01.2005 – 31.03.2005	(39,881)
Balance as at 31.03.2005	169,341

1Q 2004	
Balance as at 1.01.2004	224,042
Increases during the period 1.01.2004 – 31.03.2004	40,900
Decreases during the period 1.01.2004 – 31.03.2004	(26,356)
Balance as at 31.03.2004	238,586

3.5.2. Provision for jubilee and retirement bonuses

1Q 2005	
Balance as at 1.01.2005	197,446
Increases during the period 1.01.2005 – 31.03.2005	1,227
Decreases during the period 1.01.2005 – 31.03.2005	(749)
Balance as at 31.03.2005	197,924

1Q 2004	
Balance as at 1.01.2004	160,843
Increases during the period 1.01.2004 – 31.03.2004	3,507
Decreases during the period 1.01.2004 – 31.03.2004	(3,838)
Balance as at 31.03.2004	160,512

(in thousand PLN)

3.5.3. Other provisions

Data for 1Q 2005	Land reclamation provision	Shield programs provision	Provision for business risk	Other provisions	Total other provisions
Balance as at 1.01.2005	490,151	70,000	87,982	70,063	718,196
Increases during the period 1.01.2005 – 31.03.2005	-	-	2,700	11,851	14,551
Decreases during the period 1.01.2005 – 31.03.2005	(3,207)	-	(876)	(365)	(4,448)
Balance as at 31.03.2005	486,944	70,000	89,806	81,549	728,299

Data for 1Q 2004	Land reclamation provision	Shield programs provision	Provision for business risk	Other provisions	Total other provisions
Balance as at 1.01.2004	406,792	-	21,812	41,628	470,232
Increases during the period 1.01.2004 – 31.03.2004	14	-	-	181	195
Decreases during the period 1.01.2004 – 31.03.2004	(947)	-	(153)	(688)	(1,788)
Balance as at 31.03.2004	405,859	-	21,659	41,121	468,639

3.6. Goodwill of subordinated entities

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11,298	11,298
Ship Service S.A.	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175
Other	1,383	1,383
Total	**20,501**	**20,501**

As at 1 January 2004 surplus of fair value of identifiable assets, liabilities and contingent liabilities over their purchase value in comparative date was excluded from liabilities positions simultaneously increasing the opening balance of retained earnings in the amount of PLN 301,369 thousand.

(in thousand PLN)

3.7. Dividends

Management Board proposed to pay out dividends from the net profit of 2004, amounting to PLN 684,334 thousand, i.e. 1.60 PLN per share.

3.8. Interest bearing borrowings

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Bank loans	2,513,475	2,300,971
Other loans and borrowings	24,058	24,164
Short-terms securities	-	-
Total, including:	2,537,533	2,325,135
Short-term portion	328,134	241,599
Long-term portion	2,209,399	2,083,536

The total amount of loans and borrowings incurred by the Group increased by PLN 212 million net within 3 month period ended 31 March 2005.
The change of debt is result of:

- drawing loans denominated in PLN:
    - PLN 54,310 thousand in Konsorcjum Banków Societe Generale as Leader
    - PLN 53,180 thousand in Bank Pekao S.A.
    - PLN 86,457 thousand in PKO BP S.A.
    - PLN 42,381 thousand in BPH PBK S.A.
    - PLN 23,001 thousand in BH w Warszawie S.A.
    - PLN 2,423 thousand in BRE Bank S.A.
- PLN 39,000 thousand resulting from foreign exchange gains/losses of PKN ORLEN.
- repayment of loans denominated in PLN:
    - PLN 30,336 thousand in PKO BP S.A.
    - PLN 4,796 thousand in BH w Warszawie S.A.
    - PLN 3,527 thousand in Bank Pekao S.A.
    - PLN 33,146 thousand in BPH PBK S.A.
    - PLN 8,199 thousand in ING Bank Slaski S.A.
- repayment of loans in German entities:
    - EUR 1,500 thousand.

(in thousand PLN)

3.9. Operating costs (by type)

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Raw materials and energy	3,268,764	2,595,045
Cost of goods for resale	2,197,521	2,259,996
External services	369,773	390,059
Payroll and benefits (staff costs)	257,498	260,234
Depreciation and amortization	278,553	300,704
Taxes and charges	91,747	84,211
Other	104,947	65,177
	6,568,803	5,955,426
Adjustments:		
Change in inventories, deferred and accrued costs	(471,735)	(79,866)
Cost of products and services for own use	(20,026)	(22,132)
Operating costs	6,077,042	5,853,428

3.10. Financial costs and income, net

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Interest costs	(23,166)	(32,435)
Foreign exchange loss	(35,468)	(73,970)
Interest income	33,647	6,570
Foreign exchange gains	7,404	4,459
Profit from sale of investments	265	1,006
Dividends received	4,493	68,220
Other financial costs	(8,419)	(15,358)
Total	**(21,244)**	**(41,508)**

3.11. Income tax

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Current income tax	(164,842)	(96,142)
Deferred income tax	19,525	(13,247)
Total	**(145,317)**	**(109,389)**

The Group is not a tax group according to Polish law regulations, so each Group's entity is a separate taxpayer.

3.12. Earnings per share and diluted earnings per share

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Weighted average common stock issued	427.709.061	427.709.061
Net profit for the period per share (in PLN)	1,47	0,86

There is no difference between earnings per share and diluted earnings per share.

IV. DESCRIPTION OF GROUP'S ACHIEVEMENTS IN 1Q 2005 TOGETHER WITH THE DESCRIPTION OF FACTORS AND EVENTS SIGNIFICANTLY INFLUENCING THE FINANCIAL RESULT

At the end of 1Q 2005 PKN ORLEN owned directly or indirectly shares in following entities, which are controlled, jointly controlled or significantly influenced by PKN ORLEN:

- 82 subsidiaries,
- 3 joint ventures,
- 20 associates.

In comparison to the end of 1Q 2004 there was a decline in the total number of subsidiaries, joint ventures and associates from 118 to 105. There were 71 entities consolidated in 1Q 2005, whereas in 1Q 2004 the number of entities consolidated amounted to 81 entities.

The most significant factors having material influence on operating results of the Group in 1Q 2005 in comparison to 1Q 2004 are as follows (change: 1Q 2005 to 1Q 2004 if not stated differently):

- an increase in refining margins ("crack") on quotations for diesel oil from 67.86 to 115.99 USD/ton (by 70.9%), on quotations for Ekoterm from 41.69 to 81.54 USD/ton (by 95.6%),
- an increase in average price of Brent crude oil quotations from 32.05 to 47.65 USD/bbl (by 48.7%),
- an increase in discount of Ural crude oil quotations in relation to Brent crude oil quotations from /- 2.95/ USD/bbl to /-5.06/ USD/bbl (by 71.5%),
- an increase in sales volume of gasoline by 5.0%,
- an increase in sales volume of LPG by 0.5%,
- an increase in crude oil processing by 8.3%,

- a decrease in refining margins ("crack") on quotations for gasoline from 101.66 to 86.04 USD/bbl (by 15.4%),
- a decrease in an average USD exchange rate from 3.82 to 3.07 PLN/USD (by 19.6%),
- a decrease in an average EUR exchange rate from 4.78 to 4.03 PLN/EUR (by 15.7%).

In 1Q 2005 the Group's retail sales and wholesales of motor fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,381,078 tons and was higher than sales realized in the corresponding period of the previous year by 73,450 tons (by 3.2%). The total sales of all products (refinery, chemical and other) in 1Q 2005 amounted to 3,321,583 tons and was higher than in 1Q of the previous year by 23,757 tons (by 0.7%). The retail sales of motor fuels (gasoline, diesel oil, LPG) in 1Q 2005 amounted to 745,518 tons and was lower than sales in the corresponding period of the previous year by 6,061 tons (by 0.8%).

The trends of sales of main products are presented in the following table:

Sales volume of light products in the Group of PKN ORLEN	1Q 2004		1Q 2005		Dynamics (%) 1Q 2005/ 1Q 2004
Wholesale of main light products, including:		**1,511,496**		**1,597,492**	**105.7**
- gasoline (tons)		393,614		443,267	112.6
- diesel oil (tons)		580,204		584,543	100.7
- Ekoterm (tons)		484,182		484,886	100.1
Retail sales of motor fuels, including:	**966,252**	**751,579**	**961,937**	**745,518**	**99.2**
- gasoline (thousands litres) / (tons)	579,609	437,605	568,668	429,344	98.1
- diesel oil (thousands litres) / (tons)	341,627	288,675	336,241	284,124	98.4
- LPG (thousands litres) / (tons)	45,016	25,299	57,028	32,050	126.7
Total sales of fuels (tons)		**2,307,628**		**2,381,078**	**103.2**
- including motor fuels (tons)		1,823,264		1,896,116	104.0

Sustaining during 1Q 2005 high level of refining margins ("cracks") on quotations for basic refining products and an increase of sales as well as very high differentiate between Brent and Ural crude oil and gained effects of activities connected with reduction of operating costs (PLN 216 million in 1Q 2005 in comparison to PLN 143 million in 1Q 2004 calculated in relation to the base amount i.e. costs of 2002) resulted in a significant increase of operating profits of the Dominant Company and the Group in comparison to the corresponding period of the previous year.

Results of the Dominant Company in comparison to the results of the Group were as follows:

in thousands PLN

Items	1Q 2004		share in the Group	1Q 2005		share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing (thousand tons)	2,920	2,796	95.8	3,162	3,095	97.9
Revenue from sales of products, goods for resale and materials	6,340,215	3,715,790	58.6	6,805,908	4,422,594	65.0
Gross profit on sales	1,246,351	936,341	75.1	1,481,275	1,214,401	82.0
Operating profit	527,457	466,222	88.4	807,537	742,246	91.9
Profit before income tax	492,635	438,917	89.1	786,076	728,778	92.7
Net profit	366,023	345,520	94.4	630,587	592,307	93.9

During 1Q 2005 processing of crude oil in the Group amounted to 3,162 thousand tons and was by 8.3% higher than in the corresponding period of the previous year.
In 1Q 2005 the operating profit of the Group reached the level of PLN 808 million, whereas it amounted to PLN 527 million in the corresponding quarter of 2005. While applying LIFO method of inventory valuation, an estimated operating profit in 1Q 2005 amounted to PLN 533 million comparing to PLN 414 million in the corresponding period of previous year.
In 1Q 2005 net profit of the Group reached the level of PLN 631 million and was higher by 72.3% than the profit gained in 1Q 2004. While applying LIFO method, an estimated net profit in 1Q 2005 amounted to PLN 408 million comparing to PLN 274 million in 1Q 2004. In 1Q 2005 share of the Dominant Company in the profit on operating activities of the Group increased from 88.4% to 91.9% in comparison to 1Q 2004. Above mentioned trends resulted from sustaining favourable economic factors, that had first of all the impact on the improvement of financial results of the Dominant Company.

Financial data with segment information of the Group is presented below:

in thousands PLN

Items	1Q 2004					1Q 2005				
	Refining Segment	Chemical Segment	Other Activity	Eliminations	Total	Refining Segment	Chemical Segment	Other Activity	Eliminations	Total
Segment result	412,992	212,367	35,758	-194	660,923	565,391	330,035	46,120	-325	941,221
Unallocated corporate income					845					1,816
Unallocated corporate expense					-134,311					-135,500
Profit from operations					527,457					807,537

In 1Q 2005 the segment total operating profit increased by 53.1% in comparison to the corresponding period of the previous year. That increase was mostly influenced by a significant increase of the results of the refining segment by 36.9% (sustained very high margins levels on quotations for refining products) and chemical segment, which reported a 55.4% increase (prosperity on the market of petrochemical products sustaining during 1Q 2005 and resulting mainly from the high demand for toluene, butadiene and orthoxylene). In 1Q

2005 in comparison to the corresponding period of previous year there was a decline in the stake of refining segment in the total result of segments form the level of 62.5% to 60.1%. The chemical segment reported an increase from 32.1% to 35.1%. Change in the structure of stakes in profit is the result of better prosperity for chemical products in comparison to refining products.

In 1Q of 2005 the Dominant Company did not issue securities under Bonds Issuance Program.

V. DESCRIPTION OF FACTORS AND EVENTS, IN PARTICULAR OF UNUSUAL CHARACTER, HAVING SIGNIFICANT INFLUENCE ON THE FINANCIAL RESULT

During 3 month period ended 31 March 2005, there were no significant events influencing positions presented in these financial statements, except for the change of accounting policy described in point II.

(in thousand PLN)

VI Segment data

Segment:	Refining Segment		Chemical Segment		Other		Eliminations		Total	
	3 months ended		3 months ended		3 months ended		3 months ended		3 months ended	
	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Revenues										
External sales	5,568,802	5,197,054	1,073,694	967,912	163,412	175,249			6,805,908	6,340,215
Inter-segment sales	1,149,107	700,141	421,246	316,677	208,665	222,223	(1,779,018)	(1,239,041)	-	-
Total revenue	6,717,909	5,897,195	1,494,940	1,284,589	372,077	397,472	(1,779,018)	(1,239,041)	6,805,908	6,340,215
Total operating costs	**(6,169,231)**	**(5,499,036)**	**(1,165,104)**	**(1,073,464)**	**(325,402)**	**(360,393)**	**1,778,693**	**1,238,847**	**(5,881,044)**	**(5,694,046)**
Other operating income	64,908	28,244	2,851	4,019	9,096	7,562			76,855	39,825
Other operating cost	(48,195)	(13,411)	(2,652)	(2,777)	(9,651)	(8,883)			(60,498)	(25,071)
Result										
Segment result	**565,391**	**412,992**	**330,035**	**212,367**	**46,120**	**35,758**	**(325)**	**(194)**	**941,221**	**660,923**
Unallocated corporate income									1,816	845
Unallocated corporate expenses									(135,500)	(134,311)
Profit from operations									807,537	527,457
Financial income									46,179	95,642
Financial expenses									(67,423)	(137,150)
Share in profit (losses) of subordinated entities accounted for using equity method	-	64	(217)	41	-	6,581			(217)	6,686
Profit before income tax									**786,076**	**492,635**
Income tax									(145,317)	(109,389)
Minority interests									(10,172)	(17,223)
Net profit									**630,587**	**366,023**

(in thousand PLN)

	Refining Segment		Chemical Segment		Other		Total	
	3 months ended 31 March 2005	3 months ended 31 March 2004	3 months ended 31 March 2005	3 months ended 31 March 2004	3 months ended 31 March 2005	3 months ended 31 March 2004	3 months ended 31 March 2005	3 months ended 31 March 2004
Property, plant, equipment and intangible assets expenditure	157,184	94,629	153,776	240,055	21,256	13,957	332,216	348,641
Property, plant, equipment and intangible assets expenditure unallocated to segments							2,258	3,771
Total property, plant, equipment and intangible assets expenditure							**334,474**	**352,412**
Segment depreciation	185,622	204,459	51,582	52,144	34,314	35,312	271,518	291,915
Unallocated assets depreciation							7,035	8,789
Total depreciation							**278,553**	**300,704**
Non-cash expenses other than depreciation	36,576	9,955	656	624	10,532	7,794	**47,764**	**18,373**

(in thousand PLN)

Geographical segments

As a result of acquisition of long term financial assets in Germany, starting from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for 3 month periods ended 31 March 2005 and 31 March 2004.

	Refining Segment		Chemical Segment		Other		Total	
	3 month ended 31 March 2005	3 month ended 31 March 2004	3 month ended 31 March 2005	3 months ended 31 March 2004	3 months ended 31 March 2005	3 months ended 31 March 2004	3 months ended 31 March 2005	3 months ended 31 March 2004
Export sales	331,481	197,882	229,129	221,188	14,768	7,500	575,378	426,570
Domestic sales	3,393,492	3,071,622	844,565	746,724	148,644	167,749	4,386,701	3,986,095
Sales in Germany	1,843,829	1,927,550	-	-	-	-	1,843,829	1,927,550
Total external revenue	**5,568,802**	**5,197,054**	**1,073,694**	**967,912**	**163,412**	**175,249**	**6,805,908**	**6,340,215**

(in thousand PLN)

VII. ASSETS AND CONTINGENT LIABILITIES

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
1. Contingent receivables	**5,548**	**-**
1.1. from subordinated entities	-	-
1.2. from other entities	5,548	-
2. Contingent liabilities	**927,312**	**846,796**
2.1. to subordinated entities:	621,169	621,040
- granted guarantees and sureties	167,470	167,341
- pledge on shares	453,699	453,699
2.2. to other entities	306,143	225,756
- granted guarantees due to excise duty	138,000	98,000
- granted guarantees and sureties	168,143	127,756
3. Other	**29,238**	**76,687**
TOTAL	**962,098**	**923,483**

Additional information concerning significant proceedings in front of the court, body appropriate for arbitrage proceedings or in front of public administration bodies and other risks of the Dominant Company and related entities are presented in Note XI.

VIII. THE MOST IMPORTANT EVENTS OF THE PERIOD FROM 1 JANUARY TILL THE DAY OF PREPARATION OF THIS REPORT, WHICH WERE ANNOUNCED IN CURRENT REPORTS

1. On 3 January 2005, by the District Court in Opole, a merger was registered of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):
   - Serwis Katowice Sp. z o.o. headquartered in Katowice,
   - Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,
   - Serwis Kielce Sp. z o.o., headquartered in Kielce,
   - Serwis Lodz Sp. z o.o., headquartered in Lodz,
   - Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.

   The merger is effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (by acquisition method).
   In accordance with the above, changes in the company's partnership contract were made in relation to an increase in the initial capital of Zaklad Urzadzen Dystrybucyjnych by PLN 222,700, from PLN 6,536,500 to PLN 6,759,200. Shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies.
   As a result of this increase of the initial capital in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. PKN ORLEN's stake decreased from 99.94% to 96.65%.
   After the registration of the merger and the increase of initial capital, the total number of shareholder voting rights of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. amounts to 135,184.
   The registration of the merger of the company Zaklad Urzadzen Dytrybucyjnych Sp. z o.o. with the companies: Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in the cancellation of those companies from the registry.

2. On 4 January 2005 Polski Koncern Naftowy ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amount of EUR 64 million and USD 56 million and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25 million to secure the liabilities of ORLEN Deutschland AG resulting from its trading in fuels. The guarantees come into

(in thousand PLN)

force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005. The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in the share capital of ORLEN Deutschland AG.

3. On January 19, 2005 PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil dated 21 December 2002 due to a Force Majeure event impeding the contract performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a Force Majeure event and justifies interruption of the contract performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN declares that the above described situation does not impede supply crude oil continuity thanks to previously undertaken actions. Crude oil deliveries are expected to be executed according to the plan, thanks to term and supplementary crude oil delivery spot contracts.

4. In compliance with the Company's Articles of Association (paragraph 8, position 11, point 5) in relation to the article 66 position 4 of the Accounting Act, PKN ORLEN's Supervisory Board, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., based in Warsaw, ul. Chlodna 51, to audit PKN ORLEN's financial statements, and the Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Financial Reporting Standards. In addition, KPMG will review PKN ORLEN and its Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

5. On 3 February 2005 PKN ORLEN announced that on 2 February 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN.

   The PKN ORLEN strategy derives from the Company's new mission statement:
   "Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. All our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment"

   PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, it is assumed to continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focusing on its core businesses, the Company will strengthen its presence in key business areas in the relevant markets, while continuing to restructure our asset portfolio.

6. On 1 March 2005 the Supervisory Board of PKN ORLEN S.A. approved "PKN ORLEN 2005-2009 Retail Sales Development Plan for Poland".
   The strategy assumes three fundamental targets:
   1. Strengthening of market position
   2. Increase in operational efficiency
   3. Creation of an efficient organizational structure.

   The targets will be achieved through the segmentation of the network into two standards: Premium and Economy, adjusting an offer aimed at business clients to their individual expectations, managing distribution channels and changing a way of managing network.
   The planned structure of the network is c.a. 1,000 Premium stations (under ORLEN brand) and c.a. 900 economy stations. As part of this, 50 Premium and c.a. 130 economy stations will be modernized or built per annum, as well as c.a. 40 Premium stations and c.a. 70 economy stations will be acquired per annum to the franchise chain. The planned capital expenditure is average annualized amount of c.a. PLN 390 million in 2005-2009.

(in thousand PLN)

Key operating and financial objectives (2009):

Market share	at least 30%
Sales volume	~4.9bn litres/p.a.
Intensification of the FLOTA program (share in sales revenue)	at least 20%
Average fuel sales per station (company-owned stations CODO)	>2.5m litres/p.a.
Non-fuel margin's share in total retail margin (company-owned stations CODO, Premium standard)	~ 30%
ROACE	>17.5%.

7. On 7 March 2005 PKN ORLEN was informed that Commercial Union OFE BPH CU WBK with its headquarters in Warsaw decreased its stake in PKN ORLEN. According to the current report no 54/2003 dated 4 July 2003 Commercial Union OFE BPH CU WBK possessed 21,533,539 shares, which accounted for 5.125% of the votes at the General Meeting of Shareholders of PKN ORLEN. On 2 March 2005 Commercial Union the stake of PKN ORLEN's shares possessed by OFE BPH CU WBK decreased and amounted to 21,040,915 shares, entitling to 21,040,915 votes at the General Shareholders Meeting, which constituted 4.92% of share capital and voting rights at the General Shareholders Meeting respectively.

8. On 30 March 2005 PKN ORLEN S.A. received a note informing that on 30 March 2005 Mr Krzysztof Zyndul resigned from his position as a member of the Supervisory Board of PKN ORLEN. Mr Krzysztof Zyndul has been appointed to the position of the Undersecretary of State in the Ministry of Treasury.

9. On 14 April 2005 on the basis of share transfer agreement, PKN ORLEN sold 24 shares with a par value of PLN 589,000, totaling PLN 11,136,000, representing 30.77% of the initial capital of Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. ("Naftoport") to PERN "Przyjazn" S.A. ("PERN"). The main stipulations of the agreement are:

- The price for one share: PLN 2,820,512,82
- The total price for 24 shares: PLN 67,692,307.68
- The payment will be secured by a pledge on the shares

The agreement will be effective if all conditions are simultaneously fulfilled:

a. obtaining unconditional approval of the Head of OPCC of concentration through the purchase of PERN stakes or not making decision on this case before the deadline, in which the decision is to be taken. From the information received from PERN results that the company obtained an approval of the Head of OPCC on 13 April 2005.
b. giving permission by the Stakeholders of the company Naftoport expressed in the form of resolution to sell stakes – the condition was satisfied on 24 January 2005
c. the preemptive rights relating to the sale of shares by any shareholder of Naftoport will not be exercised – the condition was fulfilled on 21 January 2005

On 1 February 2005, at an Extraordinary General Meeting of Naftoport, shareholders accepted the changes to the articles of association. The altered articles of association secure PKN ORLEN business arrangements and the remaining shareholders within the scope of the delivery guarantee.

At the same time PKN ORLEN, Naftoport and PERN signed long term commercial agreements which guarantee the security of crude oil delivery both by sea and inland. The above mentioned commercial agreements ensure the crude oil delivery opportunities by Naftoport on conditions not worse than before signing this agreement.

(in thousand PLN)

Following the above transactions PKN ORLEN possesses a 17.95% stake in Naftoport. The remaining shareholders are:

a. PERN „Przyjazn" S.A. – 67.95%
b. Grupa LOTOS S.A. – 8.97%
c. Port Polnocny – 3.85%
d. J & S Services Ltd. – 1.28%

Except for relationships resulting from the above described share sales agreement as well as trade agreements no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

The sold stakes constitute 20% of the share capital of Naftoport, so they constitute financial assets with a significant value in compliance with §2 pos. 1 and 5 of the Decree of Council of Ministry from 21 March 2005 on current and periodical information published by issuers of securities.

10. On 20 April 2005 the Management Board of PKN ORLEN received the decision of the European Commission from 20 April 2005 concerning the approval for taking over by PKN ORLEN S.A. control over Unipetrol a.s. ("Unipetrol") through the purchase from the Czech National Property Fund ("NPF") 114,224,038 bearer shares of the company Unipetrol constituting about 62.99% of all issued and existing shares of the company Unipetrol.
Receipt of the above mentioned decision constitutes fulfilling the last of the precedent conditions escrowed in the conditional agreement of the purchase of shares of Unipetrol concluded on 4 June 2004 between NPF and the Company ("the Agreement of Purchase of Shares of Unipetrol") (information concerning the Agreement of Purchase of Shares of Unipetrol was issued by the Company in the current report No 41/2004 from 4 June 2004 and information on fulfilling the remaining precedent conditions was issued by the Company in current reports 79/2004 from 5 October 2004 and 88/2004 from 16 December 2004).

11. On 26 April 2005 PKN ORLEN informed that it received the decree of the Arbitration Court, based in Warsaw, which states that the agreement for the purchase of 168,000 shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. („NOM") by Polskie Sieci Elektroenergetyczne S.A. („PSE") in Warsaw from PKN ORLEN did not come into force because the precedent condition was not fulfilled, i.e. the lack of approval for the deal from PSE corporate bodies. At the same time the counter action of PKN ORLEN for payment for the shares was declined.

(in thousand PLN)

IX. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTING RIGHTS AT THE GENERAL MEETING OF SHAREHOLDERS AS AT THE DATE OF ISSUANCE OF QUARTERLY REPORT

Shareholder	Share in number of voting rights at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	% change in the period 15.02.2005 - 15.04.2005	Share in number of voting rights in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	12.15%	51,953,172	1,33	12.28%	52,516,140
Other	60.33%	258,045,693	(0,13)	60.20%	257,482,725
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 15 February 2005

** Data as at 15 April 2005

According to regulatory announcement No. 54/2003 published on 4 July 2003 Commercial Union Mutual Pension Fund BPH CU WBK located in Warsaw possessed on 1 July 2003 21,533,539 shares of PKN ORLEN S.A. which constituted 5.035% (including increase of share capital of PKN ORLEN S.A. from 20 November 2003) of the total number of voting rights at the general meeting of shareholders of PKN ORLEN S.A.
According to regulatory announcement No. 19/2005 published on 7 March 2005 Commercial Union Mutual Pension Fund BPH CU WBK possessed on 2 March 2005 21,040,915 shares of PKN ORLEN S.A. which constituted 4.92% of share capita of PKN ORLEN.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

(in thousand PLN)

X. CHANGES IN THE COMPANY'S SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company's shares possessed by the Management Board and by the Supervisory Board in 1Q 2005:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of shares as at the day of publication of this report**
Management Board	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 15 February 2005
** Data as at 15 April 2005

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF THE COURT, BODY APPROPRIATE FOR ARBITRAGE PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND OTHER RISKS OF DOMINANT COMPANY AND RELATED ENTITIES

1. On 15 October 2004 the Head of Custom Office in Krakow decided to start tax proceedings on determining the amount of tax liability due to excise duty of Rafineria Trzebinia S.A. for the months May, June, July and August 2004. As a result of the proceeding carried out by the Custom Office on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of Customs Office in Krakow in which the tax liability due to excise duty was set for the period May-June 2004 for the total amount of PLN 60 million. According to the Management Board Rafineria Trzebinia S.A. has all the necessary expertises confirming correctness of applied classification of products with 0% tax rate. On 14 April 2005 the Management Board of Rafineria Trzebinia S.A. appealed against subject decisions and applied to suspend the execution of the decision till the date of settling the matter in the court of second instance. As at the date of preparation of the mentioned condensed consolidated financial statements, the result of the appeal was unknown. On 5 May 2005 Rafineria Trzebinia S.A., in response to the application for suspension of the execution of the decision till settling the case, received the resolution of the Head of Custom Office in Krakow suspending the execution of the above mentioned decisions. At the moment, apart from the mentioned proceedings of the Custom Office in Krakow, on the basis of the authorization of General Inspector of the Treasury Inspection from 18 January 2005 the control proceedings of the Treasury Inspection Office in Krakow take place in the area of reliability of declared tax bases and correctness of calculating and settling excise tax and VAT for the years 2002 and 2003.
   As at the date of the preparation of the financial statements the final result being the consequence of the above mentioned control proceedings, as well, as any potential impact of extending of the above proceedings on other periods, is not known.

   On 25 November 2004 the Supervisory Board of Rafineria Trzebinia S.A. took a resolution on performing a tax audit for the period from 2000 till the present moment, including the control

(in thousand PLN)

of correctness of procedures and a control of settling tax duties by the company as well as preparing "forensic report" for the period from 200 till the present moment. As at the date of preparation of the condensed consolidated financial statements the works on the tax audit were not finished and the result is not known. "Forensic report" works were completed. On 22 April 2005 during the session of the Supervisory Board of Rafineria Trzebinia S.A. results of "forensic report" were presented in the "Report on agreed procedures concerning analysis of control procedure in Rafineria Trzebinia S.A.". The Supervisory Board of Rafineria Trzebinia S.A. recommended carrying out a second stage of the detailed "forensic report" including analysis of transactions in selected areas of the company's activities.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN for compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. At the hearing on 7 September 2004 the both sides applied unanimously to suspended a hearing for the next 3 months, which met the Court approbate. However despite carried negotiations there was no agreement reached. On 8 December 2004 Tankpol applied to take the suspended procedure. On 23 February 2005 a further hearing took place, during which the Regional Court declined applications of both sides concerning interviewing witnesses and postponed making sentence till 9 March 2005. On 9 March 2005 the Court, taking into account the complexity of the case, decided to make a sentence on 22 March 2005. On 22 March 2005 the Court made a sentence rejecting a claim of Tankpol sp. z o.o. The sentence does not finish proceedings because Tankpol may appeal against it. In the Company's Management view, basing on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or the settlement balances.

3. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.

4. According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No, 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been

(in thousand PLN)

allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.

As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for business risks was increased by PLN 28,179 thousand to cover the whole claim.

5. As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC. Answers to the further questions made by OPCC were sent on 5 May 2005.
Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to create a provision in the Company's balance sheet.

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of OPCC.
Due to the received letter PKN ORLEN S.A. gave answers on questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 6 May 2005 concerning determining the proper geographical market of monoethylene glicole. A response defining adequate geographical market of monoethylene glicole was sent to OPCC on 6 May 2005.

In both proceedings PKN ORLEN is represented by the Legal Office COMPER on the base of the authority admitted by the Management Board of the Company.

(in thousand PLN)

These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

6. On 13 December 2004 the Supervisory Board of ORLEN Oil Sp. z o.o. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the condensed consolidated financial statements the works over tax audit were not completed and their result was not known. However works over "forensic report" were completed but the final report was not presented yet to the Supervisory Board.

7. On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the condensed consolidated financial statements the works over tax audit were not completed and their result was not known. However works over "forensic report" were completed but the final report were not presented yet to the Supervisory Board.

8. In relation to the proceedings carried out by the investigation bodies the Management Board of the Company consider that there is no premises to state that the proceedings concern matters that could influence significantly correctness and fairness of the condensed consolidated financial statements of the Group for the period ended 31 March 2005. These proceedings are not performed against the Company.

9. According to the Decree on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article 3.1 the Amendment to the Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the companies from the Group benefited from the investment incentives in the following amounts (deductions from taxable income):

PKN ORLEN Group	Tax allowance	Tax bonus
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Year 2003	-	6,923
Total	907,683	539,819

(in thousand PLN)

These allowances and bonuses are conditional. The Corporate Income Tax regulations assume the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;
2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;
3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;
4) the taxpayer is put into liquidation or is declared bankrupt;
5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.
According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

10. Poland has currently a number of regulations related to value added tax, excise tax, corporate income tax and social taxes. Tax regulations are often amended which results in their unclearness and inconsistency. Frequently, existing differences in opinions regarding legal interpretations exist among governmental organizations, as well as tax authorities and tax payers result in the area of creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency controls) may be subject to review and investigation by relevant authorities, which are entitled by law to impose severe fines, penalties together with interest charges. These result in the fact that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

    There are no formal procedures in Poland concerning the ultimate level of taxation charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year, in which the tax liability reached its maturity. There is a risk that the tax authorities may have a different opinion from presented by the Group companies as to the interpretation of the law, what might have a significant impact on the Group company's tax liabilities.

(in thousand PLN)

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF DOMINANT COMPANY AND RELATED ENTITIES, OF TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

During the period from 1 January to 31 March 2005, the Dominant Company was not subject to any proceedings concerning liabilities or receivables of the Dominant Company or related entities, of total value exceeding 10% of the Company's equity.

XIII. INFORMATION ABOUT RELATED PARTIES

1. Information about unusual related parties transactions

During the period from 1 January 2005 to 31 March 2005 there were no unusual transactions concluded between related entities within the Group of the value exceeding EUR 500 thousand, except for the loan worth EUR 60 million granted on 23 December 2004 to ORLEN Deutschland. Repayment of installments was made on 14 February 2005 and interests were paid on 24 February 2005.
All transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related parties transactions

a) Transactions with members of the Management Board and Supervisory Board of the Company, their spouses, siblings, descendants and their other relatives

In the 3 month periods ended 31 March 2005 and 31 March 2004 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives did not enter into any significant transactions with the Company.

b) Transactions of the Supervising persons of the Company with the related entities

In 1Q 2005 the Company collected detailed statements about transactions with related parties in compliance with actualized IAS 24 "Related party disclosures".

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	3,338	2,257	-
Natural persons **	-	-	-	-	-

* Transactions in the period of acting of members of the Company's supervising bodies.
**During the period covered by consolidated financial statements transactions below PLN 500 thousand were concluded.

c) Transactions of the key management personnel of the Company with the related entities

In 1Q 2005 the key management personnel of the Company did not conclude transactions with related parties in compliance with IAS 24 "Related party disclosures".

(in thousand PLN)

d) Transactions of the Company with the related parties in the period from 1 January 2005 to 31 March 2005 and the balance of receivables and liabilities as at 31 March 2005

PKN ORLEN Group

	Consolidated subordinated companies 1)	Consolidated associates 2)	Not consolidated subordinated companies 1)	Not consolidated associates 2)	Consolidated joint ventures 3)	Total related companies
Sales	716,766	576	1,804	17	219,124	938,287
Purchases	184,554	14,894	16,742	25	1,982	218,197
Financial income from interests	1,657	9	(22)	-	4	1,648
Financial expenses from interests	(25)	-	-	-	-	(25)
Short term receivables (gross)	468,476	545	2,123	23	172,658	643,825
Short term liabilities	69,546	8,852	11,142	50	873	90,463
Long term receivables (gross)	30,882	-	192	-	-	31,074
Long term liabilities	-	-	-	-	-	-

1) The Dominant Company using the voting rights (above 50% of votes) can appoint persons to supervising bodies of these entities, and in some case also management boards members
2) The Dominant Company has a significant influence through its representatives in supervising bodies
3) The Dominant Company has a joint control based on partnership contract

(in thousand PLN)

3. Remuneration, together with remuneration from profit paid to the Management Board, the Supervisory Board and the key executive persons according to IAS 24

Management Board remuneration includes salaries, annual bonuses and cash equivalent for unutilized holiday.

Remuneration of the Management Board, the Supervisory Board and the key management personnel was as follows:

	3 month period ended 31 March 2005 (unaudited)	3 month period ended 31 March 2004 (unaudited)
Management Board*	7,653	2,368
Supervisory Board	217	228
Key executive persons**	4,095	2,812
Total	**11,965**	**5,408**

* In 1Q 2005 total remuneration of former Management Board Members amounted to PLN 5,304 thousand
** In 1Q 2004 remuneration covers 23 persons of key management personnel and 31 in 1Q 2005 respectively

XIV. INFORMATION CONCERNING GRANTED CREDIT'S OR OTHER GUARANTEES BY THE DOMINANT COMPANY OR ITS RELATED ENTITIES – TO ONE OF THE COMPANY OR ITS SUBORDINATED ENTITY, OF THE VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

Within the Group in the period from 1 January 2005 to 31 March 2005, the Company and its related entities did not grant any loans or guarantees to other company or its subordinated entity, of the value exceeding 10% of the Company's equity, except for the pledge on Basell ORLEN Polyolefins Sp. z o.o., which was established pursuant to the share pledge agreement dated 19 December 2003, providing a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750 million.

XV. INFORMATION CONCERNIG PERIODICITY AND SEASONAL ACTIVITIES OF THE ISSUER IN THE PRESENTED PERIOD

There is no significant periodicity/seasonality in relation to business activities in the Group of PKN ORLEN.

XVI. POST BALANCE SHEET EVENTS

a) Paying out dividend by Polkomtel S.A.

On 21 April 2005 the General Shareholders Meeting of Polkomtel S.A. took a resolution to pay out dividends from 2004 net profit. According to the resolution PKN ORLEN will receive dividend amounting PLN 83 million.

(in thousand PLN)

XVII. IMPACT ON PREVIOUSLY PRESENTED RESULTS

Due to the fact, that starting with 1 January 2005 the Group prepares for the statutory purposes consolidated financial statements according to IFRS, the main differences identified and presented by the Group between IFRS and PAS, concerning the opening balance of equities as at 1 January 2005 and comparable data concerning the net profit for the year ended 31 December 2004 are presented below. Differences identified by the Group but not presented in the condensed consolidated financial statements are described in II.

	Net profit for the 12 month period ended	Net profit for the 3 month period ended
	31 December 2004	31 March 2004
	(unaudited)	(unaudited)
PAS basis consolidated	2,588,981	381,767
Withdrawing of borrowing costs capitalisation	13,391	2,156
Deferred tax from capitalisation of financial costs	(2,545)	(410)
Alternative treatment of surplus of fair value of identified assets, liabilities and contingencies over purchase price	(27,758)	(7,102)
Withdrawing of goodwill's write offs	5,765	1,473
Impairment of fixed assets of ORLEN Deutschland	(65,381)	-
Distribution from profit, other than dividends	(4,176)	-
Other	4,129	(11,861)
IFRS consolidated	**2,512,406**	**366,023**

	Net assets		
	as at 31 December 2004	as at 31 March 2004	as at 1 January 2004
	(unaudited)	(unaudited)	(unaudited)
PAS basis consolidated	11,826,556	9,968,556	9,581,948
Withdrawing of borrowing costs capitalisation	(55,749)	(66,984)	(69,140)
Deferred tax from capitalisation of financial costs	10,592	12,727	13,137
Alternative treatment of surplus of fair value of identified assets, liabilities and contingencies over purchase price	273,611	294,267	301,369
Withdrawing of goodwill's write offs	5,765	1,473	-
Impairment of fixed assets of ORLEN Deutschland	(65,381)	-	-
Other	65,605	49,430	61,257
IFRS consolidated	**12,060,999**	**10,259,469**	**9,888,571**

a. Withdrawal of capitalisation of financial costs

According to PAS, financial costs of investment loans were capitalized in investments. Other financial costs were charged into the income statement when incurred. In financial statements prepared according to IFRS, borrowing costs, including exchange differences arising from foreign currency borrowings, are recognised as an expense in the period in which they are incurred.

(in thousand PLN)

b. Change of treatment of surplus of fair value of identified assets, liabilities and contingencies over purchase price

Pursuant to PAS the surplus of fair value of identified assets, liabilities and contingencies over purchase price was written off by the Company to incomes over 2-5 year period. In accordance with IFRS 3 surplus of fair value of identified assets, liabilities and contingencies over purchase price is presented in retained earnings.

c. Withdrawal of goodwill write-offs

Pursuant to PAS, straight line amortization method was applied to goodwill in the period not longer than 5 years and presented in income statement as other operating costs. In financial statements prepared under IFRS the goodwill is not amortized but diminished by impairment write-offs.

d. Impairment of property, plant and equipment in ORLEN Deutschland

Due to a change of accounting policy described in point b) ORLEN Deutschland AG recognised in equity as at 1 January 2005 the surplus of fair value of identified assets, liabilities and contingencies over purchase price. As a consequence, impairment of ORLEN Deutschland AG assets recognized in annual consolidated financial statements was increased by the amount resulting from this accounting policy change and in the same amount charged in income statement of 2004.

e. Consolidation of BOP under proportional method

PKN ORLEN possesses a 50% stake in a joint venture – Basell ORLEN Polyolefins Sp. z o.o., producing, distributing and selling polyolefins.
In data presented in 1Q 2004 and 1Q 2005 Basell Orlen Polyolefins is consolidated the proportionate method. Previously the company was accounted for under equity method.
As at 31 March 2005 and 31 December 2004 and 3 month periods ended 31 March 2005 and 31 March 2004, the stakes of the Group in the assets, liabilities, revenues and costs of BOP were as follows:

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Current assets	193,408	168,681
Fixed assets	902,243	860,901
Short term liabilities	148,448	152,590
Long term liabilities	403,454	346,785

	For 3 month period ended 31 March 2005 (unaudited)	For 3 month period ended 31 March 2004 (unaudited)
Revenues	137,251	123,669
Costs of sales	(113,300)	(105,973)
Administration costs	(1,775)	(1,634)
Financial costs	(6,366)	(11,546)
Profit before income tax	13,049	4,836
Income tax charges	(2,410)	(2,794)
Net profit	10,639	2,041

XVIII. ADDITIONAL INFORMATION

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN S.A.". The project assumes optimization and consolidation of production and sales of fuels, engine oils, lubricants and paraffins in the Capital Group PKN ORLEN S.A.. In 2Q 2005 the Management Board of PKN ORLEN S.A. will take decision concerning the described above restructuring of the southern assets.

As at the date of the preparation of the above condensed consolidated financial statements, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as at 31 March 2005 are known.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

President
Igor Chalupec

Vice President
Wojciech Heydel

Vice President
Andrzej Macenowicz

Vice President
Jan Maciejewicz

Vice President
Cezary Smorszczewski

Vice President
Janusz Wisniewski

Member
Pawel Szymanski

Plock, 13 May 2005

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	IFRS-1Q05
Released	08:56 16-May-05
Number	3260M

PKN ORLEN SA
SEC File
82-5036

INDEPENDENT AUDITOR'S REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the accompanying condensed consolidated balance sheet of Polski Koncern Naftowy ORLEN Capital Group ("the Group"), where Polski Koncern Naftowy ORLEN S.A ("the Company") is the dominant company, prepared as of 31 March 2005, the condensed consolidated statements of income, condensed consolidated cash flows and condensed statement of changes in consolidated equity for the period of three months then ended ("the condensed consolidated financial statements"). These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed consolidated financial statements based on our review.

2. Except for the matters described in paragraphs 3, 4 and 5 below, we conducted our review of condensed consolidated financial statements in accordance with International Standards on Auditing applicable to review engagements. These Standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance about truth and fairness in relation to the data presented in the financial statements than an audit. We have not performed an audit of the condensed consolidated financial statements and, accordingly, do not issue an audit opinion.

3. The International Accounting Standards Board has issued International Financial Reporting Standard 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered a first time adopter of IFRS. Particularly, IFRS 1 requires from an entity to recognize in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

   Perpetual usufruct rights granted to Group companies in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognized in the Company's condensed consolidated financial statements. As discussed in note II.1 to the condensed consolidated financial statements, no fair value estimation of the above assets was performed by the Group, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the condensed consolidated financial statements.

4. International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Group revalued its fixed assets for the last time

as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Group did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The revaluation was also not compliant with International Accounting Standard 16 (revised in 2004) "Property, Plant and Equipment" ("IAS 16") requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Group has not determined fair value as deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

5. In accordance with IAS 16 the Group is required to determine the depreciation charge separately for each significant part of an item of property, plant and equipment. As disclosed in note II.1 to the condensed consolidated financial statements the Company has commenced a project aimed at implementing of the above requirement. Due to the fact that until the date of this report the Company did not assess the impact resulting from the above requirements we were unable to satisfy ourselves that for the above mentioned reason the carrying values of property, plant and equipment as of 31 March 2005 and the depreciation charge for the period of three months then ended were not materially different from the numbers that would be presented in the condensed consolidated financial statements, if the Company applied above mentioned requirements.

6. Based on our review, except for the effects of the matters referred to in paragraphs 3, 4 and 5 above, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements do not present fairly, in all material respects, the financial position of the Group as of 31 March 2005 and the results of its operations and its cash flows for the period of three months then ended in accordance with International Financial Reporting Standards, specifically IAS 34 "Interim financial reporting" as well as all International Accounting Standards, International Financial Reporting Standards and related interpretations that were published as European Commission regulations.

7. Without further qualifying our report, we draw attention to the following matters:

As discussed in note XI.1 to the condensed consolidated financial statements, there is a tax inspection underway in the Company's subsidiary Rafineria Trzebinia S.A. This inspection is being carried out by the Tax Inspection Office in Krakow and its scope covers the verification of excise duty and value added tax calculations and payments for the years 2002 and 2003. The results of this tax inspection and its potential impact on the condensed consolidated financial statements are unknown as of the date of this report. Additionally on 5 April 2005, as a result of the proceeding carried out by the Customs Office, Rafineria Trzebinia S.A. received decisions issued by the Head of the Customs Office in Krakow, in which an additional excise duty was determined for the period May-June 2004 for a total amount of approximately PLN 60 million and which were appealed by the company. On 5 May 2005 Rafineria Trzebinia S.A. received a decision of the Head of Custom Office in Krakow on the suspension of the execution of the above mentioned decisions. As discussed in the above note, as at the date of this report the final results of the above proceedings and their potential impact, as well as any potential impact of the extension of the above proceedings to other periods, on the condensed consolidated financial statements are not known.

As discussed in notes XI.1, XI.6 and XI.7 to the condensed consolidated financial statements the Supervisory Boards of Rafineria Trzebinia S.A., ORLEN Oil Sp. z o.o. and Rafineria Nafty Jedlicze S.A. passed resolutions to perform tax audits and forensic procedures in their respective companies. As discussed in the above notes as at the date of this report these works were not finished and their result and the potential impact on the condensed consolidated financial statements is not known.

Ernst & Young

Warsaw, 13 May 2005

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR 3 MONTH PERIODS ENDED
31 MARCH 2005 AND 31 MARCH 2004
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at 31 March 2005 and 31 December 2004
(in thousand PLN)

	Note	31 March 2005 (unaudited)	31 December 2004 (unaudited)
		(in PLN thousand)	
ASSETS			
Non-current assets			
Property, plant and equipment	3.1.	10 018 273	9 954 278
Goodwill	3.6.	20 501	20 501
Intangible assets		391 945	380 020
Financial assets		566 522	569 970
Investments accounted for under equity method		31 971	63 040
Deferred tax assets		35 440	19 769
Other non-current assets		3 554	8 794
Total non-current assets		**11 068 206**	**11 016 372**
Current assets			
Inventories		4 077 915	3 226 047
Trade and other receivables		3 476 665	3 021 579
Income tax receivables		9 483	23 309
Short-term investments		777 755	1 124 155
Deferred costs		111 313	108 999
Cash and cash equivalents	3.2.	1 439 636	735 813
Other financial assets		142 946	154 217
Total current assets		**10 035 713**	**8 394 119**
Non-current assets classified as held for sale	3.3.	40 340	-
Total assets		**21 144 259**	**19 410 491**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital		534 636	534 636
Share premium		1 058 450	1 058 450
Hedge accounting-cash flow hedges		47 205	59 195
Foreign exchange difference on subsidiaries		(16 466)	(13 193)
Retained earnings		10 681 678	10 051 113
Total shareholders' equity (attributed to equity holders of the dominant company)		**12 305 503**	**11 690 201**
Minority interest		380 855	370 798
Total shareholders' equity		**12 686 358**	**12 060 999**
Non-current liabilities			
Interest bearing borrowings	3.8.	2 209 399	2 083 536
Provisions	3.5.	631 708	632 200
Deferred tax liabilities	3.5.1.	169 341	173 495
Other non-current liabilities		16 386	29 190
Total non-current liabilities		**3 026 834**	**2 918 421**

	Note		
Current liabilities			
Trade and other payables and accrued expenses		4 689 396	3 845 768
Provisions	3.5.	294 515	283 442
Income tax liabilities		62 674	1 680
Interest bearing borrowings	3.8.	328 134	241 599
Deferred income		31 474	16 589
Other financial liabilities		24 874	41 993
Total current liabilities		**5 431 067**	**4 431 071**
Total liabilities and shareholders' equity		**21 144 259**	**19 410 491**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in thousand PLN)

	Note	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
		in PLN thousand	
Operation activity			
Revenue			
Net sales of finished goods		4 570 853	3 894 483
Net sales of goods for resale and raw materials		2 235 055	2 445 732
Cost of sales	3.9.	(3 127 112)	(2 833 868)
Value of sold finished goods	3.9.	(2 197 521)	(2 259 996)
Gross profit		**1 481 275**	**1 246 351**
Other operating income		78 671	40 670
Distribution costs	3.9.	(489 416)	(544 024)
Administrative expenses	3.9.	(198 771)	(185 812)
Other operating expenses	3.9.	(64 222)	(29 728)
Profit from operations		**807 537**	**527 457**
Financial income	3.10.	46 179	95 642
Financial expenses	3.10.	(67 423)	(137 150)
Income from investments accounted for under equity method		(217)	6 686
Profit before income tax and minority interest		**786 076**	**492 635**

Income tax expense	3.11.	(145 317)	(109 389)
Profit after tax		**640 759**	**383 246**
Minority interest		(10 172)	(17 223)
Net profit		**630 587**	**366 023**
Basic and diluted earnings per share for the period (in PLN per share)	3.12.	**1.47**	**0.86**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in thousand PLN)

	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
	(in PLN thousand)	
Cash flows from operating activities		
Net profit for the period	**630 587**	**366 023**
Adjustments for:		
Minority interest	10 172	17 223
Net income from investments accounted for under equity method	217	(6 686)
Depreciation and amortisation	278 553	300 704
Interest and dividend charges, net	(183)	(38 777)
Income tax on current period profit	145 317	109 389
(Profit) / loss on investing activities	(15 079)	12 906
(Increase) in receivables	(362 773)	(442 145)
(Increase) in inventories	(855 093)	(110 001)
Increase in payables and accrued expenses	805 020	484 603
Increase/ (Decrease) in provisions	12 981	(6 077)
Other adjustments	24 803	(44 253)
Net income tax paid	(100 509)	(48 800)
Net cash flows from operating activities	**574 013**	**594 109**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(386 729)	(399 058)
Proceeds from sales of property, plant and equipment	4 230	21 703
Acquisition of non-consolidated companies	(1 611)	(11 452)
Acquisition of short-term securities	(39 629)	(85 493)
Proceeds from sales of short-term securities	388 185	31 833
Dividends and interest received	19 815	2 499
Loans granted/repaid	842	-
Other	79	11 975
Net cash flows used in investing activities	**(14 818)**	**(427 993)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	263 091	668 126
Repayment of long-term and short-term loans and other borrowings	(92 655)	(797 349)
Interest paid	(23 269)	(4 788)
Other	(8 331)	(26 042)
Net cash flows gained / (used) in financing activities	**138 836**	**(160 053)**

Net increase/(decrease) in cash and cash equivalents	**698 031**	**6 063**
Foreign exchange gains/losses	5 792	165
Cash and cash equivalents as at 1 January	**735 813**	**634 259**
Cash and cash equivalents as at 31 March, including	**1 439 636**	**640 487**
Cash and cash equivalents of limited availability	279 502	122 857

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	Share capital	Share premium	Hedge accounting - cash flow hedges	Foreign currency translation	Retained earnings	Minority interests	Total shareholders' equity
1 January 2004 (unaudited)	534 636	1 058 450	-	62 366	7 813 484	419 634	9 888 570
Foreign exchange gain on consolidation	-	-	-	4 111	-	-	4 111
Dividend	-	-	-	-	-	-	-
Net profit	-	-	-	-	366 023	-	366 023
Non-current assets impairment	-	-	-	-	648	-	648
Hedge accounting-cash flow hedges	-	-	(17 106)	-	-	-	(17 106)
Issue of shares	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interests in net result	-	-	-	-	-	17 223	17 223
Change of share structure	-	-	-	-	-	-	-
31 March 2004 (unaudited)	534 636	1 058 450	(17 106)	66 477	8 180 155	436 857	10 259 469

	Share capital	Share premium	Hedge accounting – cash flow hedges	Foreign currency translation	Retained earnings	Minority interests	Total shareholders' equity
1 January 2005 (unaudited)	534 636	1 058 450	59 195	(13 193)	10 051 113	370 798	12 060 999
Foreign exchange gain on consolidation	-	-	-	(3 273)	-	-	(3 273)
Dividend	-	-	-	-	-	-	-
Net profit	-	-	-	-	630 587	-	630 587
Non-current assets impairment	-	-	-	-	(22)	-	(22)
Hedge accounting-cash flow hedges	-	-	(11 990)	-	-	-	(11 990)
Issue of shares	-	-	-	-	-	-	-
Share premium	-	-	-	-	-	-	-
Minority interests in net result	-	-	-	-	-	10 172	10 172
Change of share structure	-	-	-	-	-	(115)	(115)
31 March 2005 (unaudited)	534 636	1 058 450	47 205	(16 466)	10 681 678	380 855	12 686 358

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STANDALONE BALANCE SHEETS
As at 31 March 2005 and 31 December 2004
(in thousand PLN)

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
	(in PLN thousand)	
ASSETS		
Non-current assets		
Property, plant and equipment	6 616 764	6 597 453
Intangible assets	54 574	54 335
Financial assets	498 887	498 855
Investments accounted for under equity method	1 603 949	1 630 905
Deferred tax assets	-	-
Other non-current assets	31 844	32 302
Total non-current assets	**8 806 018**	**8 813 850**
Current assets		
Inventories	3 359 487	2 621 975
Trade and other receivables	2 832 452	2 331 042
Income tax receivables	-	10 206
Short-term investments	706 610	1 261 747
Deferred costs	66 941	68 329
Cash and cash equivalents	926 335	291 138
Other financial assets	142 738	154 018
Total current assets	**8 034 563**	**6 738 455**
Non-current assets classified as held for sale	26 959	-
Total assets	**16 867 540**	**15 552 305**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	534 636	534 636
Share premium	1 058 450	1 058 450
Hedge accounting-cash flow hedges	65 032	75 943
Retained earnings	9 329 398	8 737 289
Total shareholders' equity	**10 987 516**	**10 406 318**
Non-current liabilities		
Interest bearing borrowings	1 446 714	1 407 707
Provisions	498 372	498 334
Deferred tax liabilities	107 800	116 228
Total non-current liabilities	**2 052 886**	**2 022 269**

Current liabilities		
Trade and other payables and accrued expenses	3 441 023	2 855 010
Provisions	246 879	235 447
Interest bearing borrowings	75 899	5 863
Deferred income	11 494	6 048
Income tax liabilities	49 606	-
Other financial liabilities	2 237	21 350
Total current liabilities	**3 827 138**	**3 123 718**
Total liabilities and shareholders' equity	**16 867 540**	**15 552 305**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STANDALONE INCOME STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
	in PLN thousand	
Operation activity		
Revenue		
Net sales of finished goods	4 058 384	3 359 037
Net sales of goods for resale and raw materials	364 210	356 753
Cost of sales	(2 945 886)	(2 495 673)
Value of sold finished goods and goods for resale	(262 307)	(283 776)
Gross profit	**1 214 401**	**936 341**
Other operating income	34 238	19 192
Distribution costs	(332 368)	(351 607)
Administrative expenses	(124 438)	(110 766)
Other operating expenses	(49 587)	(26 938)
Profit from operations	**742 246**	**466 222**
Financial income	32 366	82 943
Financial expenses	(45 834)	(110 248)
Profit before income tax	**728 778**	**438 917**
Income tax expense	(136 471)	(93 397)
Net profit	**592 307**	**345 520**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STANDALONE CASH FLOW STATEMENTS
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	For 3 months ended 31 March 2005 (unaudited)	For 3 months ended 31 March 2004 (unaudited)
	(in PLN thousand)	
Cash flows from operating activities		
Net profit for the period	**592 307**	**345 520**
Adjustments for:		
Depreciation and amortisation	186 774	208 083
Interest and dividend charges, net	(7 342)	(48 349)
Income tax on current period profit	136 471	93 397
Loss / (Profit) on investing activities	(1 878)	17 189
(Increase) in receivables	(502 579)	(357 146)
(Increase) in inventories	(737 511)	(90 077)
Increase in payables and accrued expenses	578 536	46 000
Increase in provisions	14 076	2 152
Other adjustments	39 447	(40 128)
Net income tax paid	(85 087)	(42 092)
Net cash flows from operating activities	**213 214**	**134 549**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(213 417)	(238 392)
Proceeds from sales of property, plant and equipment	1 202	16 385
Proceeds from sales of shares	-	108
Acquisition of shares	-	(950)
Proceeds from sales of short-term securities	312 122	-
Interest received	17 674	313
Repayment of loan by a subsidiary	240 248	-
Return of additional payments to capital	-	230 299
Other	(549)	11 531
Net cash flows used in investing activities	**357 280**	**19 294**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	99 953	672 102
Repayment of long-term and short-term loans and other borrowings	(30 000)	(806 888)
Interest paid	(11 214)	(17 789)
Other	-	(103)
Net cash flows gained / (used) in financing activities	**58 739**	**(152 678)**

Net increase/(decrease) in cash and cash equivalents	**629 233**	**1 165**
Foreign exchange differences	5 964	(1)
Cash and cash equivalents as at 1 January	**291 138**	**62 769**
Cash and cash equivalents as at 31 March, including	**926 335**	**63 933**
Cash and cash equivalents of limited availability	186 374	9 036

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENTS OF CHANGES IN STANDALONE EQUITY
For the 3 month periods ended 31 March 2005 and 31 March 2004
(in PLN thousand)

	Share capital	Share premium	Hedge accounting-cash flow hedges	Retained earnings	Total shareholders' equity
1 January 2004 (unaudited)	**534 636**	**1 058 450**	**-**	**6 724 898**	**8 317 984**
Foreign exchange gain on consolidation	-	-	-	-	-
Dividend	-	-	-	-	-
Net profit	-	-	-	345 520	345 520
Non-current assets impairment	-	-	-	-	-
Hedge accounting-cash flow hedges	-	-	-	-	-
Issue of shares	-	-	-	-	-
Share premium	-	-	-	-	-
31 March 2004 (unaudited)	**534 636**	**1 058 450**	**-**	**7 070 418**	**8 663 504**

	Share capital	Share premium	Hedge accounting-cash flow hedges	Retained earnings	Total shareholders' equity
1 January 2005 (unaudited)	**534 636**	**1 058 450**	**75 943**	**8 737 289**	**10 406 318**
Foreign exchange gain on consolidation	-	-	-	-	-
Dividend	-	-	-	-	-
Net profit	-	-	-	592 307	592 307
Non-current assets impairment	-	-	-	(198)	(198)
Hedge accounting-cash flow hedges	-	-	(10 911)	-	(10 911)
Issue of shares	-	-	-	-	-
Share premium	-	-	-	-	-
31 March 2005 (unaudited)	**534 636**	**1 058 450**	**65 032**	**9 329 398**	**10 987 516**

I. PRINCIPAL GROUP ACTIVITIES

The dominant company of the Capital Group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "the Company", "the Dominant Company") located in Plock, Poland, 7 Chemikow Street. The Company was established by the Notarial deed from 29 June 1993 as a result of transformation of the state owned company into a stock company. The Dominant Company was registered under the name of Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A.
On 7 September 1999 Centrala Produktow Naftowych "CPN" S.A. was incorporated and at the same time CPN was deregistered. On 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.
The Company is engaged in the processing of crude and manufacturing a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including manufacturing and distribution of petroleum as well as production and distribution of chemical products.

II. INFORMATION ON RULES APPLIED FOR THE PREPARATION OF THE CONSOLIDATED QUARTERLY REPORT FOR FIRST QUARTER OF 2005

Since 1 January 2005 the Group companies have been applying accounting standards approved by the International Accounting Standards Board. In relation to the statutory consolidated as well as standalone financial statements the Company has been applying International Financial Reporting Standards ("IFRS") since 1 January 2005. According to IAS 1 "Presentation of Financial Statements" IFRS consist of International Financial Reporting Standards ("IFRS"), International Accounting Standards ("IAS") and Interpretations issued by International Financial Reporting Interpretations Committee ("IFRIC").
International Accounting Standards Board issued International Financial Reporting Standard 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is valid for preparing financial statements for the periods starting 1 January 2004 or after that date. IFRS 1 concerns, apart from entities that prepare financial statements in accordance with IFRS for the first time, also these companies, such as PKN ORLEN Group, that had applied IFRS, but in whose financial statements there was a statement on incompliance with certain standards. Particularly, in relation to that, IFRS 1 requires from an entity to present in its financial statements all assets and liabilities whose recognition is required by IFRS. In accordance with IFRS 1 an entity can value tangible fixed assets at fair value as at the date of applying IFRS and recognize this value as a cost of tangible fixed assets as at that date.
As at 1 January 2005 the amendment of the Accounting Act imposed on the Group an obligation of preparation of the consolidated financial statements in accordance with IFRS adopted by the European Union. A range of information disclosed in these consolidated financial statements is compatible with requirements of IAS 34 "Interim Financial Reporting".
Since 1 January 2005 PKN ORLEN, in accordance with the resolution of the Extraordinary Shareholders' Meeting of PKN ORLEN from 30 December 2004 (taken on the basis of the article 45 position 1c of the Accounting Act – text being effective from 1 January 2005) prepares the standalone financial statements for the year 2005 for statutory purposes in accordance with IFRS approved by the European Union.

1. Statement of compliance

The Group applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") binding as at 31 March 2005 except for accounting for hyperinflation effects as required by International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and state a correct balance sheet value of fixed assets as well as value and useful life of excluded parts of tangible fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" ("IAS 16"). The Group did not also recognize perpetual usufruct of land under IFRS 1.

In order to fulfil the above requirements in accordance with IFRS 1 an entity can perform valuation to the fair value of an item of tangible fixed assets as at the date of the application of IFRS and consider this value as its assumed deemed cost at that date. The Group did not determine fair value as the deemed cost in relation to the fixed assets discussed above, however it started the process aiming at carrying out relevant valuations made by independent experts. The Management Board of the Dominant Company expect to complete the process yet in 2005 which will ensure applying all the IFRS standards being effective in 2005 for statutory reporting purposes till the end of 2005. According to the Management Board the predicted result of the effect of potential adjustments concerning the above requirements will not have pervasive impact on the value of assets, equity and results of the Group for 1Q 2005
In accordance with IAS 16 the Group is obliged to determine the amount of depreciation charges for each significant position of tangible fixed assets. The Company launched the process aiming at ensuring that all the significant elements constituting tangible fixed assets, having different economic useful lives and also depreciation methods, are identified in order to calculate adequate depreciation charges. The Company plans to end the above process by the end of 2005.

As at the date of the preparation of the condensed consolidated financial statements the Group applied temporary pronouncements described in IFRS 3 "Business combinations" to restate comparative data as at 1 January 2004 (i.e. as it

is required by IFRS 1) as described below. The Group applied also an exemption included in IFRS 1 referring to business combinations despite not satisfying completely requirements of IFRS 1 as at the date of preparation of the financial statements. In accordance with IFRS 3 in case of not applying requirements of IFRS 1 in 2005 the Group should apply temporary pronouncements of IFRS 3 starting from 1 January 2005. In relation to the above in case of not fulfilling of requirements of IFRS 1 till the end of 2005 the Group will adjust the opening balance as at 1 January 2005.

Goodwill resulting from business combinations taking place before 1 January 2004 was presented at value set in accordance with hitherto accounting standards (Polish Accounting Standards, "PAS") binding as at the date of transition to IFRS, i.e. 1 January 2004.

The presented condensed consolidated financial statements reflect all the necessary adjustments, except for requirements imposed by IAS 29 and IAS 16, and perpetual usufruct rights valuation required by IFRS 1, in order to reflect fairly the Group's condensed consolidated results of operations, cash flows for the 3 month periods ended 31 March 2005, 31 December 2004 and 31 March 2004 and consolidated financial position as at 31 March 2005 and 31 March 2004 in accordance with IFRS.
The condensed consolidated financial statements were prepared under assumption that the Group companies will continue as a going concern for the foreseeable future. As at the date of authorization of the financial statements, there are no circumstances, indicating any of Group companies' continuation as a going concern.

2. Format and general rules of preparation of the condensed consolidated and standalone balance sheet, condensed consolidated and standalone income statement, condensed statement of changes in standalone and consolidated shareholders' equity and condensed consolidated and standalone cash flows statement

The condensed consolidated and standalone quarterly financial statements presented in this consolidated quarterly report were prepared in compliance with accounting standards in accordance with the International Financial Reporting Standards and to the extent required by the Decree of the Council of Ministers of 21 March 2005 concerning the current and periodic information and dates of its publication by issuers of securities (Journal of Law No 49, pos. 463) and cover the period from 1 January 2005 to 31 March 2005 and comparable period from 1 January 2004 to 31 March 2004.
The accounting rules applied by PKN ORLEN and the Group of PKN ORLEN were changed with effect from 1 January 2005. Below applied accounting polices are presented.

3. Applied accounting polices

During the presented period the Company and the Group introduced changes to the applied accounting standards in comparison to the accounting standards, applied by the Company and the Group in 2004 for the statutory reporting purposes. These changes concern transition to applying International Financial Reporting Standards starting from 1 January 2005 in accordance with the resolution of the Shareholders Meeting from 30 December 2004.

The annual report for 12 month period ended 31 December 2004 prepared in accordance with PAS was the last consolidated financial statements prepared by the Company. Accounting policies applied in this consolidated financial statements were described below.

The impact on the previously issued financial results, connected with the above mentioned transition to IFRS, is presented in Note XVII of these financial statements.

The Group applied the following exemptions of IFRS 1:
- measuring of property, plant and equipment as at the date of transition to IFRS at its fair value and using that fair value as its deemed cost as at that date – valuation process is still in progress as described in point II.1,
- business combinations – the Company applied an exemption of IFRS 1 referring to business combinations that entity recognized before 1 January 2004, as described in point II.1.

A. Accounting standards

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are valued at a cost including purchase price and costs directly connected with introducing a fixed asset into operation as well as estimated costs of liquidation of an asset and costs of reclamation of site/land to its previous condition both, when such a liability exists at the moment of introducing an asset into operation and when such a liability will arise during the operation of such an asset.
After the initial recognition fixed assets are subject to depreciation and impairment losses.

Elements of tangible fixed assets purchased after 31 December 1996 are presented at purchase price less their up-to-date

accumulated depreciation and impairment losses.

Fixed assets acquired before 1 January 1997 are stated at their fair value as at 1 January 2004 as an assumed cost less accumulated depreciation and impairment losses. An effect of revaluation of fixed assets to the fair value was not presented in these financial statements as the Company is in process of performing its valuation. The fixed assets purchased before 1 January 1997 were presented in these condensed consolidated financial statements at purchase price or at cost taking into consideration revaluations less accumulated depreciation and impairment losses.

Costs connected with current maintenance of fixed assets and their overhauling influence the financial result of the period in which they were incurred.

Costs of significant overhauls, repairs and periodical overviews increase tangible fixed assets and are subject to depreciation according to their economic useful life.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives and taking into consideration their residual value. The correctness of applied periods and depreciation rates is verified at regular intervals (once a year), which results in proper adjustments of depreciation charges in subsequent periods. Relevant components of tangible fixed assets which are of significant value in comparison to the value of a whole fixed asset are depreciated separately according to the economic useful life.

In 1Q 2005 the Company did not introduce the component accounting. The Company launched the process aiming at ensuring that all the significant elements constituting tangible fixed assets, having different economic useful lives and also depreciation methods, are identified in order to calculate adequate depreciation charges. The Company plans to end the above process by the end of 2005.

The Company assesses residual value of fixed assets. Residual value is a net amount which might be expected by the Company to be obtained after deduction of estimated disposal costs as if assets were already used up and in condition as it was the end of their usage period.

Residual value is not subject to depreciation and is verified periodically (once a year).

Following economic useful life periods are applied in case of fixed assets:

Buildings and constructions	10-70 years
Plant and equipment	3-25 years
Transport means and other	4-17 years

Assets with estimated useful life not exceeding 1 year and with an initial value not exceeding PLN 3.5 thousand are charged against costs at the moment of introducing them into operation.

If events or changes occurred that indicate that there is a risk of the lack of possibility recovering balance sheet value of fixed assets, an overview of those assets is performed in order to determine potential impairment. If there are premises indicating that impairment might have occurred and a balance sheet value exceeds an estimated recoverable value the value of these assets or cash generating units is decreased to the level of the recoverable value through an adequate impairment. Recoverable value of fixed assets equals lower of following values: net selling price or operational value. Accelerated depreciation charges are presented in the income statement under operating costs.

Financial lease

Lease agreement in accordance with IAS 17 is treated as financial lease if it transfers substantially all the risks and rewards incidental to ownership.
Assets used on the basis of a lease, tenancy agreement or any other agreement satisfying the above mentioned criteria are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Standards of depreciation of leased fixed assets being subject to depreciation are coherent with standards applied while depreciating own assets of the Company, presented depreciation is calculated in accordance with IAS 16 and IAS 38. When there is no sufficient certainty that leasee will become an owner before the end of the lease period a certain position of assets is depreciated over shorter of two periods: period of lease and period of usage.
Assets leased out on the basis of lease agreements, tenancy agreements or other agreements complying with the criteria of the financial lease described above are treated as long term receivables and presented at the amount of net lease investment.

Goodwill

Goodwill on acquisition of a business entity is initially presented in the amount constituting a surplus of incurred cost over the acquirer's share in net fair value of possible to identify assets, liabilities and contingent liabilities. After initial recognition goodwill is decreased by accumulated impairment losses.

Goodwill is verified in order to determine potential impairment loss each year. More frequent testing is also possible in case of circumstances indicating potential impairment losses. Goodwill is not depreciated.

Surplus of fair value of identifiable assets, liabilities and contingent liabilities over purchase price

If a purchased, as a result of acquisition, share in fair value of identifiable assets, liabilities and contingent liabilities is higher than purchase price:

- consecutive verification of identification and valuation of identifiable assets, liabilities and contingent liabilities and purchase price is made;
- income is recognized in the income statement of the period in which the transaction was realized in the amount of the surplus of share in the verified fair value of net assets over the verified purchase price.

Intangible assets

Intangible fixed assets are recognized if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially, intangible fixed assets are presented at the purchase price or at cost. Intangible assets that were recognized as a result of business combinations are presented initially at the fair value set at the moment of the transaction of a business combination.

Subsequently, the intangible fixed assets are valued at the purchase price or at cost less accumulated amortization and impairment losses. Intangible fixed assets are amortized using straight-line method over their estimated economic life. The correctness of applied periods and depreciation rates is verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortization charges are made in subsequent periods.

Intangible assets with indefinite useful life are not subject to depreciation charges. Their value is decreased by potential impairment losses.

It is a rule, that residual value of intangible assets equals zero excluding:

- if a company has a valid agreement with unrelated party on sale of these rights after the set usage period – the residual value equals the value determined in the agreement of sale of these rights;
- if there is an active market for these rights and the value may be set rationally and it is highly probable that the market will exist after the period of usage of such assets.

Accepted typical amortization rates applied in reference to intangible fixed assets:

Licenses, patents and similar assets	2-15 years
Computer software	2-10 years

The Company recognizes perpetual usufruct rights, received as a result of the administration decision, at a fair value being its assumed cost at the moment of recognition less impairment losses. The Company has launched a process which includes also detailed analysis of agreements in order to determine economic useful life of those rights. The Company plans to end the process before the end of 2005.

Apart from research and development all intangible assets created by the Company are not capitalized but charged to the income statement of the period in which costs related to them were incurred.

Intangible assets with indefinite useful life and intangible assets not in use are subject to periodical assessment (once a year) in order to verify impairment losses.
Other intangible assets are subject to verification only if circumstances occurred indicating that the balance sheet value of these assets might be impossible to recover. If there are premises indicating that loss of value might occur and a balance sheet value exceeds an estimated recoverable value the value of these assets or cash generating units, to which the assets belong, is decreased to the level of the recoverable value. Recoverable value of fixed assets equals higher of following values: net selling price or operational value.

Real estate investments

Initially real estate investments are presented at a purchase price and taking into consideration transaction costs. After the initial recognition real estate investments are presented at fair value. Gains or losses resulting from changes in fair value of real estate investments are charged to the income statement of the period in which they arose.

Real estate investments are eliminated from the balance sheet in case of their disposal or in case of permanent withdrawal of a certain real estate investment from operations, when no benefits from its sale are expected. All the gains and losses resulting from eliminating real estate investments from the balance sheet are charged to the income statement of the period in which such booking was made. The Group possesses no real estate investments as at the date of preparation of these condensed consolidated financial statements.

Inventories

Inventories are stated at purchase price or at cost or at the net recoverable value depending on which amount of these two, taking into account impairment due to loss of economic usefulness, is lower. The net recoverable value is the selling price set during regular business operations less costs of completion and estimated costs necessary to be incurred in order to complete the sale transaction.
Cost is set on the basis of the weighted average. In case of finished goods the cost includes an appropriate allocation of fixed and variable indirect costs set for the normal level of production, excluding costs of external financing.

Receivables

Trade receivables as at the date of their arising are presented at current value of predicted payment and in further periods are presented at amortized cost less allowances provided for doubtful debts.
Uncollectible receivables are written off in income statement at the moment of stating their non-recoverability.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in bank accounts. Cash equivalents are short term investments of high liquidity (with original maturity date up to 3 months), easily exchangeable for certain amounts of money and exposed to non-significant risk of change of value.
Cash and cash equivalents balance presented in the cash flow statement comprises of above described cash and cash equivalents less unpaid loans in current accounts, if it is an integral part of cash management.

Sales revenues

Revenues from sales are recognized in situation when it is probable that the Group companies will receive economic benefits resulting from transactions and when amount of the revenues can be reliably measured. The sales revenues are recognized after deduction of VAT, excise duty (finished goods), fuel charge (finished goods) and discounts.

Sales of goods and materials are recognized at the moment of delivery, which results in transfer of risk and benefits for these goods and products. The amount of sales revenue is corrected by the totals from settlement of transactions hedging cash flows.

Amount of sales revenues is set at fair value of payment received or due.

Income from dividends

Income from dividends is recognized at the moment of granting the right entitling to receive dividends.

Equity

Equity is recognized in books by category in accordance with rules determined by law and the Company Articles of Association.
Share capital is stated at nominal value in compliance with the Company Articles of Association regulations and the relevant entry in the Company's Register.
Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.
Share premium is created from surplus of issuance value above their nominal value decreased by the issuance costs.
Issuance costs incurred by setting up stock exchange company or increasing share capital decreases share premium down to the amount of surplus of issuance value over nominal value, and the remaining part of them is presented in other capital reserves.
Changes in valuation of fair value of hedge instruments hedging cash flows in part considered as effective hedge influence equity in the position of hedge accounting.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortized discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealized foreign exchange differences and capitalized issuance costs.

The amounts arisen from distribution of profit, transfer from revaluation reserves, undistributed profit from previous years and current period profit are presented in the financial statements as retained earnings.

Loans and borrowing expenses

Loans and borrowing expenses are recognized at fair value of received inflows less transaction costs. Afterwards that they are presented at the amortized cost with use of effective interest rate method. The difference between net inflows and maturity amount is reflected in the income statement as financial costs or income of the period of utilization of loan or borrowing.

Costs of external financing

Costs of loans and borrowings including exchange rate gains or losses due to drawing a loan or a borrowing denominated in foreign currencies, in compliance with the benchmark treatment of IAS 23, is charged to the income statement of the period, which they concern.

Retirement benefits and jubilee bonuses

According to the systems of rewarding employees of the Group companies have a right to jubilee bonuses and retirement benefits. Jubilee bonuses are paid to employees after working for a company over certain amount of years.
Retirement benefits are paid out on the non-recurrent basis at the moment of retiring. The amount of retirement benefits and jubilee bonuses depends on seniority and average remuneration of an employee. The Company does not exclude assets that might serve in the future as a source of settling liabilities due to retirement benefits and jubilee bonuses. The Company creates provision for future liabilities due to retirement benefits and jubilee bonuses in order to allocate costs to the periods which they relate to. According to IAS 19 jubilee bonuses are other long term employees' benefits while retirement benefits are programs of certain settlements after the period of employment. Current value of such liabilities as at each balance sheet date is calculated by an independent actuary. Liabilities charged are equal to discounted payments that will be made in the future taking into consideration rotation of staff and relate to the period till the balance sheet date. Demographic information and information on rotation of staff is based on historical data. Gains and profits from actuarial calculations are charged to the income statement.

Transactions denominated in foreign currencies

Transactions denominated in foreign currencies are recorded after translation to the functional currency (PLN) using exchange rate from the day of concluding transaction. Monetary assets and liabilities denominated in foreign currencies are presented using average rates published by NBP as at the balance sheet date. Gains and losses resulting from changes in exchange rates after the date of transaction are presented as financial income or costs in the income statement. Exchange rate gains and losses are presented in the income statement in net amounts.

Financial instruments

Financial assets are classified into following categories: financial assets held to maturity, financial assets at fair value for which change of fair value is presented in the income statement, loans and receivables and financial assets available for sale.
Financial assets held to maturity are investments with determined or possible to determine payments and fixed maturity date that the Company aims and has a possibility to hold till the maturity date. Financial assets purchased in order to generate profits resulting from short term fluctuations of prices are classified as financial assets at fair value, for which change is presented in the income statement.

All other financial assets which are not borrowings or receivables of the Company are assets available for sale.

Financial investments held to maturity are part of long term assets if their maturity dates exceed 12 months starting from the balance sheet date. Financial assets at fair value, change of which is presented in the income statements are classified to current assets through the income statement if the Management Board has intention to realize them within 12 months starting from the balance sheet date.

Purchase and sale of financial assets is recognized as at balance sheet date of the conclusion of transaction. At the moment of the original recognition they are valued at purchase price i.e. at fair value including costs of transaction.

Financial assets at fair value, for which changes are recognized through the income statement are presented at fair value without deduction of transaction costs, taking into consideration their market value as at the balance sheet date.

Changes of fair value of financial assets at fair value for which changes are recognized through the income statement and presented in financial income or costs. Financial assets held to maturity are valued at amortized purchase price using

effective interest rate.

Financial assets available for sale are presented at their fair value without deducting costs of transaction and taking into consideration their market value at the balance sheet date. In case of the lack of stock exchange quotations on the active market and the lack of possibility to measure their fair value reliably using alternative methods, financial assets available for sale are valued at purchase price adjusted by impairment loss.

Positive and negative difference between fair value and purchase price after deduction of deferred tax of assets available for sale, if there is market price set on the regulated active market or their fair value might be measured in other reliable way, is reflected in revaluation reserves. Decrease of value of assets available for sale due to impairment losses is charged to the income statement as financial cost.

Granted borrowings are presented at amortized cost.

Derivatives which are not accounted for as hedging instruments are classified as assets or liabilities and carried at fair value, with changes to their fair value charged to income statement and presented at fair value charging income statement with changes in fair value.

Derivatives that are accounted for as instruments hedging cash flows are presented at their fair value taking into account changes of this value:

- in part constituting effective hedging, directly in equity in the statement of changes in equity,
- in part being ineffective in the income statement,
- revenues or costs obtained from settlement of instruments hedging cash flows adjust revenues from sales in the period of their arising.

Embedded derivatives are separated from the contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the contract in which the derivative is embedded,
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative,
- the hybrid (combined) instrument is not presented at fair value and changes in its fair value are not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not categorized as hedging instruments.

Financial instruments are not presented in the financial statements if in relation to them there was a loss of control and relevant rights resulting from an agreement. Usually it is a result of sale of an instrument or when all cash flows attributed to an instrument are paid to an independent third party.

Derivatives that are used by the Company in order to hedge against the risk connected with changes of foreign exchange rates are mainly forwards. These derivatives are stated at fair value.
Fair value of currency forwards is set in relation to current exchange rates accompanying contracts with similar maturity dates.
In hedge accounting hedges are classified as hedges hedging cash flows against changes in cash flows that might be attributed to certain type of risk connected with a recognized asset, liability or predicted transaction or as a hedge of fair value that can be apportioned to a certain type of risk relating to a presented asset or a liability.
In case of fulfilling requirements enabling applying special standards of hedge accounting a part of profit or loss on a hedging instrument that was treated as effective hedge is presented directly in equity, while treated as ineffective is presented directly in the income statement.
Profits and losses resulting from changes in fair value of derivatives that do not satisfy requirements enabling applying special standards of hedge accounting are presented directly in the income statement.

The Company stops applying hedge accounting when an instrument has reached its maturity or has been disposed, its usage has ended or has been realized, or when the hedge stops to satisfy requirements enabling applying special standards of hedge accounting. In such case the total profit or loss on an instrument, originally presented in equity, are still presented in equity till the moment of concluding predicted transaction. If the Company no longer expects conclusion of the predicted transaction, the total profit or loss presented in equity is presented in the income statement of current period.

Income tax

The income tax charge is based on profit for the year including deferred tax. Deferred tax is calculated using the balance sheet method. Deferred tax reflects the net tax effect of temporary differences between the carrying amount of particular element of the assets and its value used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected for following years in which those temporary differences are expected to realize based on tax rates enacted or made at the balance sheet date.

Deferred tax assets are recognized for all negative temporary differences as well as for unused tax losses are recognized only if it is probable that in the future sufficient tax base will be available against which the deductible temporary difference can be utilised.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to realize.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets or non-current liabilities in the balance sheet.

Fixed assets classified as held for sale

Fixed assets held for sale are assets satisfying the following criteria:

- its disposal was declared by the Management Board of the Company;
- assets are available for an immediate sale in present condition;
- active searching for potential buyer was initiated;
- sale transaction is highly probable and it could be settled within 12 months starting from taking a decision;
- selling price is reasonable in comparison to the current fair value;
- it is unlikely that significant changes to the plan of sale of these assets are introduced.

In case of fulfilling criteria after the balance sheet date there is no reclassification of assets at the end of reporting year preceding the event. Reclassification is made in the reporting period in which the criteria are fulfilled.
While a certain asset is classified as held for sale depreciation is no longer charged.

Assets held for sale are stated at a lower of two values: net balance sheet value or fair value less costs of sales.

Earnings per share

Basic earning per share for each period is calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the potential ordinary shares by the weighted average number of shares.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past events and it is probable that an outflow of resources generating economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation. If the discounting method was applied increase of provision due to time flow is presented in costs of external financing.

Environmental provisions

The Company creates provisions for future liabilities due to land reclamation costs or costs of elimination of harmful substances when there is a legal or constructive obligation to do so. Environmental provisions are periodically reviewed based on reports prepared by independent environmental specialists. The Company continuously performs land remediation that decreases the provision for land reclamation by its utilization.
Created provision reflects potential costs predicted to be incurred, estimated and verified periodically according to current prices.

Governmental grants

If there is a justified certainty that grant will be received and all the conditions related to it will be fulfilled, grants are presented at fair value. If the grant concerns a certain position of costs it is presented as an income commensurable to costs that are to be compensated by the grant. If the grant concerns an element of assets its fair value is presented as future income and, subsequently, through equal annual depreciation charges it is transferred to the income statement over the estimated useful life relating to this element of assets.

Contingent liabilities and receivables

Contingent liabilities are defined as an obligation to settle liability that is dependent on occurring certain events. Contingent liabilities are not presented in the balance sheet however information on the contingent liability is disclosed unless the probability of outflow of assets relating to economic benefits is remote.

Contingent liabilities acquired through business combinations are presented in the balance sheet as liabilities.

Contingent receivables are not presented in the balance sheet however information on the contingent receivable is disclosed if inflow of assets relating to economic benefits is probable.

Management Board estimations

The preparation of financial statements in compliance with IFRS requires the Management Board of the Company to make estimations and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimations.

Applying standards

The above standards are applicable to the comparative data except for those applied to assets classified as held for sale, which has been in force since 1 January 2005.

B. Principals of consolidation

Subsidiaries

The consolidated financial statements of the Group include PKN ORLEN and the controlled companies. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights in a certain entity or is able to govern the financial and operating policies of an enterprise so as to benefit from the results of its activities. The share attributable to minority interests is shown in equity. The net profit attributable to minority shareholders' interest is shown in the income statement.
The acquisition method of accounting is used for shares acquired in entities. Entities acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Associates

Investments in associated companies (generally investments of between 20% to 50% in the company's equity) where significant influence is exercised by the Group are accounted for under the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that impairment loss occurred or the impairment losses recognized in prior years is no longer required.

Joint ventures

Investments in joint ventures, where joint control is exercised by the Group are accounted for under the proportional method; proportional share in assets, liabilities, revenues and costs of a joint venture, after elimination of effects of mutual transactions and settlements is presented position after position, together with similar positions in the consolidated financial statements.

4. Principles of recalculation of the selected financial data to EUR

Financial data has been recalculated to EUR according to the following principles:

- particular balance sheet items – using the average rate of NBP published as at 31 March 2005 - i.e. 4.0837 zloty/ EUR, and as at 31 December 2004 – 4.0790 zloty/EUR.
- particular income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2005 to 31 March 2005 – i.e. 4.0153 zloty/EUR. For the period from 1 January 2004 to 31 March 2004 the exchange rate amounted to 4.7938 zloty/EUR.

Selected financial data has been recalculated to EUR according to the following principles:

- particular balance sheet items – using the average rate of NBP published as at 31 March 2005 - i.e. 4.0837 zloty/ EUR.
- particular income statement and cash flow items – using the exchange rate calculated as a simple average of the NBP average exchange rates published for the last day of each month during the period from 1 January 2005 to 31 March 2005 – i.e. 4.0153 zloty/EUR.

III. SELECTED ADDITIONAL EXPLANATORY NOTES

3.1. Property, plant and equipment

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Land	334,674	326,042
Buildings, premises and constructions	4,947,526	5,052,052
Plant and machinery	2,307,576	2,324,114
Motor vehicles and other	367,259	311,024
Construction in progress	2,061,238	1,941,046
Total	**10,018,273**	**9,954,278**

Due to ongoing process of valuation of fixed assets purchased before 1 January 1997 to the fair value, value of fixed assets might be changed and as a result depreciation charges in relation to revalued assets might be increased. The Company estimates that a value of depreciation for the period of 1Q 2005 might be increased by about PLN 60 million. Table of fixed assets movement prepared as at 31 December 2004 presented in the annual consolidated financial statements prepared in compliance with Polish Accounting Standards ("PAS") constitute the basis for information on fixed assets movement apart from difference due to change of the method of consolidation of Basell ORLEN Polyolefins ("BOP") from using equity method to the proportionate method (value of fixed assets of BOP as at 31 December 2004 amounted to PLN 593,231 thousand) and apart from the adjustment decreasing fixed assets relating to withdrawal of capitalized financial costs and prepayments for fixed assets in the amount of PLN 83,664 thousand, as well as reclassification increasing fixed assets and decreasing current assets concerning catalysts and costs of patronage stations settling in the period for the total amount of PLN 118,917 thousand. The complete table of fixed assets movements including adjustments will be presented after the completion of the valuation process. Particular positions in relation to the initial value of fixed assets, as well as their economic useful lives will be updated after the process of valuation will be finished. The Company recognized in the restated balance sheet an additional impairment of assets of the company ORLEN Deutschland AG in the amount of PLN 65,381 thousand.

3.2. Cash and cash equivalents

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Cash in hand and at the bank	1,347,560	676,737
Other cash	92,076	59,076
Total	**1,439,636**	**735,813**

As at 31 March 2005 and 31 December 2004, cash and cash equivalents include an equivalent of PLN 522,082 thousand and PLN 482,142 thousand denominated in foreign currencies, respectively.

The concentration of credit risk relating to cash and cash equivalents is limited as the Group primarily places its cash with well-established financial institutions.

In accordance with Polish Law, the Group's entities registered in Poland administer a Social Fund on behalf of their employees. The contributions paid to the Social Fund are deposited in separate bank accounts and cannot be used in operating activities. As at 31 March 2005 and 31 December 2004, cash relating to the Social Fund amounted to PLN 31,945 thousand and PLN 28,979 thousand, respectively. Receivables concerning Social Fund loans to employees as at 31 March 2005 and 31 December 2004 amounted to PLN 23,342 thousand and PLN 23,886 thousand, respectively. Liabilities related to the Social Fund amounted to PLN 42,763 thousand and PLN 35,245 thousand, respectively, and were presented as a part of trade and other payables.

Except for the amounts related to the Social Fund presented above, restricted cash amounted to PLN 247,557 thousand and PLN 247,263 thousand as at 31 March 2005 and 31 December 2004, respectively.

3.3. Long term assets classified as assets held for trade

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Naftoport Sp. z o.o.	35,688	-
Other	4,652	-
Total	**40,340**	-

3.4. Impairment of assets

3.4.1. Impairment of tangible fixed assets

1Q 2005	
Balance as at 1.01.2005	207,100
Increases during the period 1.01.2005 – 31.03.2005	3,320
Decreases during the period 1.01.2005 – 31.03.2005	(22,275)
Balance as at 31.03.2005	188,145

1Q 2004	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 31.03.2004	13,219
Decreases during the period 1.01.2004 – 31.03.2004	(4,769)
Balance as at 31.03.2004	98,273

3.4.2. Impairment of construction in progress

1Q 2005	
Balance as at 1.01.2005	76,836
Increases during the period 1.01.2005 – 31.03.2005	34,463
Decreases during the period 1.01.2005 – 31.03.2005	(30,212)
Balance as at 31.03.2005	81,087

1Q 2004	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(3)
Balance as at 31.03.2004	37,633

3.4.3. Impairment of intangible assets

1Q 2005	
Balance as at 1.01.2005	3,518
Increases during the period 1.01.2005 – 31.03.2005	-
Decreases during the period 1.01.2005 – 31.03.2005	(96)
Balance as at 31.03.2005	3,422

1Q 2004

Balance as at 1.01.2004	196
Increases during the period 1.01.2004 – 31.03.2004	5
Decreases during the period 1.01.2004 – 31.03.2004	-
Balance as at 31.03.2004	201

3.4.4. Impairment of financial long-term assets (shares and stakes)

1Q 2005

Balance as at 1.01.2005	78,370
Increases during the period 1.01.2005 – 31.03.2005	80
Decreases during the period 1.01.2005 – 31.03.2005	(46)
Balance as at 31.03.2005	78,404

1Q 2004

Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 31.03.2004	-
Decreases during the period 1.01.2004 – 31.03.2004	(215)
Balance as at 31.03.2004	71,174

3.4.5. Impairment of financial long-term assets (difference in valuation of contribution in-kind)

1Q 2005

Balance as at 1.01.2005	3,048
Increases during the period 1.01.2005 – 31.03.2005	-
Decreases during the period 1.01.2005 – 31.03.2005	-
Balance as at 31.03.2005	3,048

1Q 2004

Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 31.03.2004	1
Decreases during the period 1.01.2004 – 31.03.2004	(12)
Balance as at 31.03.2004	3,537

3.4.6. Allowance for doubtful debts

1Q 2005

Balance as at 1.01.2005	474,235
Increases during the period 1.01.2005 – 31.03.2005	20,357
Decreases during the period 1.01.2005 – 31.03.2005	(19,514)
Balance as at 31.03.2005	475,078

1Q 2004

Balance as at 1.01.2004	317,072
Increases during the period 1.01.2004 – 31.03.2004	9,214
Decreases during the period 1.01.2004 – 31.03.2004	(13,973)
Balance as at 31.03.2004	312,313

3.4.7. Impairment of inventories

In 1Q 2005 the Group impair inventories in the amount of PLN 6,452 thousand. Respectively the Group's impairment of inventory in 1Q 2004 amounted to PLN 4,014 thousand.

3.5. Provision for liabilities

3.5.1. Provision for the deferred income tax

1Q 2005	
Balance as at 1.01.2005	173,495
Increases during the period 1.01.2005 – 31.03.2005	35,727
Decreases during the period 1.01.2005 – 31.03.2005	(39,881)
Balance as at 31.03.2005	169,341

1Q 2004	
Balance as at 1.01.2004	224,042
Increases during the period 1.01.2004 – 31.03.2004	40,900
Decreases during the period 1.01.2004 – 31.03.2004	(26,356)
Balance as at 31.03.2004	238,586

3.5.2. Provision for jubilee and retirement bonuses

1Q 2005	
Balance as at 1.01.2005	197,446
Increases during the period 1.01.2005 – 31.03.2005	1,227
Decreases during the period 1.01.2005 – 31.03.2005	(749)
Balance as at 31.03.2005	197,924

1Q 2004	
Balance as at 1.01.2004	160,843
Increases during the period 1.01.2004 – 31.03.2004	3,507
Decreases during the period 1.01.2004 – 31.03.2004	(3,838)
Balance as at 31.03.2004	160,512

3.5.3. Other provisions

Data for 1Q 2005	Land reclamation provision	Shield programs provision	Provision for business risk	Other provisions	Total other provisions
Balance as at 1.01.2005	490,151	70,000	87,982	70,063	718,196
Increases during the period 1.01.2005 – 31.03.2005	-	-	2,700	11,851	14,551
Decreases during the period 1.01.2005 – 31.03.2005	(3,207)	-	(876)	(365)	(4,448)
Balance as at 31.03.2005	486,944	70,000	89,806	81,549	728,299

Data for 1Q 2004	Land reclamation provision	Shield programs provision	Provision for business risk	Other provisions	Total other provisions
Balance as at 1.01.2004	406,792	-	21,812	41,628	470,232
Increases during the period 1.01.2004 – 31.03.2004	14	-	-	181	195
Decreases during the period 1.01.2004 – 31.03.2004	(947)	-	(153)	(688)	(1,788)
Balance as at 31.03.2004	405,859	-	21,659	41,121	468,639

3.6. Goodwill of subordinated entities

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11,298	11,298
Ship Service S.A.	6,645	6,645
PetroProfit Sp. z o.o.	1,175	1,175
Other	1,383	1,383
Total	**20,501**	**20,501**

As at 1 January 2004 surplus of fair value of identifiable assets, liabilities and contingent liabilities over their purchase value in comparative date was excluded from liabilities positions simultaneously increasing the opening balance of retained earnings in the amount of PLN 301,369 thousand.

3.7. Dividends

Management Board proposed to pay out dividends from the net profit of 2004, amounting to PLN 684,334 thousand, i.e. 1.60 PLN per share.

3.8. Interest bearing borrowings

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Bank loans	2,513,475	2,300,971
Other loans and borrowings	24,058	24,164
Short-terms securities	-	-
Total, including:	2,537,533	2,325,135
Short-term portion	328,134	241,599
Long-term portion	2,209,399	2,083,536

The total amount of loans and borrowings incurred by the Group increased by PLN 212 million net within 3 month period ended 31 March 2005.

The change of debt is result of:

- drawing loans denominated in PLN:
  - PLN 54,310 thousand in Konsorcjum Banków Societe Generale as Leader
  - PLN 53,180 thousand in Bank Pekao S.A.
  - PLN 86,457 thousand in PKO BP S.A.
  - PLN 42,381 thousand in BPH PBK S.A.
  - PLN 23,001 thousand in BH w Warszawie S.A.
  - PLN 2,423 thousand in BRE Bank S.A.
- PLN 39,000 thousand resulting from foreign exchange gains/losses of PKN ORLEN.
- repayment of loans denominated in PLN:
  - PLN 30,336 thousand in PKO BP S.A.
  - PLN 4,796 thousand in BH w Warszawie S.A.
  - PLN 3,527 thousand in Bank Pekao S.A.
  - PLN 33,146 thousand in BPH PBK S.A.
  - PLN 8,199 thousand in ING Bank Slaski S.A.
- repayment of loans in German entities:
  - EUR 1,500 thousand.

3.9. Operating costs (by type)

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Raw materials and energy	3,268,764	2,595,045
Cost of goods for resale	2,197,521	2,259,996
External services	369,773	390,059
Payroll and benefits (staff costs)	257,498	260,234
Depreciation and amortization	278,553	300,704
Taxes and charges	91,747	84,211
Other	104,947	65,177
	6,568,803	5,955,426
Adjustments:		
Change in inventories, deferred and accrued costs	(471,735)	(79,866)
Cost of products and services for own use	(20,026)	(22,132)
Operating costs	6,077,042	5,853,428

3.10. Financial costs and income, net

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Interest costs	(23,166)	(32,435)
Foreign exchange loss	(35,468)	(73,970)
Interest income	33,647	6,570
Foreign exchange gains	7,404	4,459
Profit from sale of investments	265	1,006
Dividends received	4,493	68,220
Other financial costs	(8,419)	(15,358)
Total	**(21,244)**	**(41,508)**

3.11. Income tax

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Current income tax	(164,842)	(96,142)
Deferred income tax	19,525	(13,247)
Total	**(145,317)**	**(109,389)**

The Group is not a tax group according to Polish law regulations, so each Group's entity is a separate taxpayer.

3.12. Earnings per share and diluted earnings per share

	3 months ended 31 March 2005 (unaudited)	3 months ended 31 March 2004 (unaudited)
Weighted average common stock issued	427.709.061	427.709.061
Net profit for the period per share (in PLN)	1,47	0,86

There is no difference between earnings per share and diluted earnings per share.

IV. DESCRIPTION OF GROUP'S ACHIEVEMENTS IN 1Q 2005 TOGETHER WITH THE DESCRIPTION OF FACTORS AND EVENTS SIGNIFICANTLY INFLUENCING THE FINANCIAL RESULT

At the end of 1Q 2005 PKN ORLEN owned directly or indirectly shares in following entities, which are controlled, jointly controlled or significantly influenced by PKN ORLEN:

- 82 subsidiaries,
- 3 joint ventures,
- 20 associates.

In comparison to the end of 1Q 2004 there was a decline in the total number of subsidiaries, joint ventures and associates from 118 to 105. There were 71 entities consolidated in 1Q 2005, whereas in 1Q 2004 the number of entities consolidated amounted to 81 entities.

The most significant factors having material influence on operating results of the Group in 1Q 2005 in comparison to 1Q 2004 are as follows (change: 1Q 2005 to 1Q 2004 if not stated differently):

- an increase in refining margins ("crack") on quotations for diesel oil from 67.86 to 115.99 USD/ton (by 70.9%), on quotations for Ekoterm from 41.69 to 81.54 USD/ton (by 95.6%),
- an increase in average price of Brent crude oil quotations from 32.05 to 47.65 USD/bbl (by 48.7%),
- an increase in discount of Ural crude oil quotations in relation to Brent crude oil quotations from /- 2.95/ USD/bbl to /-5.06/ USD/bbl (by 71.5%),
- an increase in sales volume of gasoline by 5.0%,
- an increase in sales volume of LPG by 0.5%,
- an increase in crude oil processing by 8.3%,

- a decrease in refining margins ("crack") on quotations for gasoline from 101.66 to 86.04 USD/bbl (by 15.4%),
- a decrease in an average USD exchange rate from 3.82 to 3.07 PLN/USD (by 19.6%),
- a decrease in an average EUR exchange rate from 4.78 to 4.03 PLN/EUR (by 15.7%).

In 1Q 2005 the Group's retail sales and wholesales of motor fuels (gasoline, diesel oil, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,381,078 tons and was higher than sales realized in the corresponding period of the previous year by 73,450 tons (by 3.2%). The total sales of all products (refinery, chemical and other) in 1Q 2005 amounted to 3,321,583 tons and was higher than in 1Q of the previous year by 23,757 tons (by 0.7%). The retail sales of motor fuels (gasoline, diesel oil, LPG) in 1Q 2005 amounted to 745,518 tons and was lower than sales in the corresponding period of the previous year by 6,061 tons (by 0.8%).

The trends of sales of main products are presented in the following table:

Sales volume of light products in the Group of PKN ORLEN	1Q 2004		1Q 2005		Dynamics (%) 1Q 2005/ 1Q 2004
Wholesale of main light products, including:		**1,511,496**		**1,597,492**	**105.7**
- gasoline (tons)		393,614		443,267	112.6
- diesel oil (tons)		580,204		584,543	100.7
- Ekoterm (tons)		484,182		484,886	100.1
Retail sales of motor fuels, including:	**966,252**	**751,579**	**961,937**	**745,518**	**99.2**
- gasoline (thousands litres) / (tons)	579,609	437,605	568,668	429,344	98.1
- diesel oil (thousands litres) / (tons)	341,627	288,675	336,241	284,124	98.4
- LPG (thousands litres) / (tons)	45,016	25,299	57,028	32,050	126.7
Total sales of fuels (tons)		**2,307,628**		**2,381,078**	**103.2**
- including motor fuels (tons)		1,823,264		1,896,116	104.0

Sustaining during 1Q 2005 high level of refining margins ("cracks") on quotations for basic refining products and an increase of sales as well as very high differentiate between Brent and Ural crude oil and gained effects of activities connected with reduction of operating costs (PLN 216 million in 1Q 2005 in comparison to PLN 143 million in 1Q 2004 calculated in relation to the base amount i.e. costs of 2002) resulted in a significant increase of operating profits of the Dominant Company and the Group in comparison to the corresponding period of the previous year.

Results of the Dominant Company in comparison to the results of the Group were as follows:

in thousands PLN

Items	1Q 2004		PKN's share in the Group	1Q 2005	
	Group	PKN	(%)	Group	PKN
Crude oil processing (thousand tons)	2,920	2,796	95.8	3,162	3,095
Revenue from sales of products, goods for resale and materials	6,340,215	3,715,790	58.6	6,805,908	4,422,594
Gross profit on sales	1,246,351	936,341	75.1	1,481,275	1,214,401
Operating profit	527,457	466,222	88.4	807,537	742,246
Profit before income tax	492,635	438,917	89.1	786,076	728,778
Net profit	366,023	345,520	94.4	630,587	592,307

During 1Q 2005 processing of crude oil in the Group amounted to 3,162 thousand tons and was by 8.3% higher than in the corresponding period of the previous year.
In 1Q 2005 the operating profit of the Group reached the level of PLN 808 million, whereas it amounted to PLN 527 million in the corresponding quarter of 2005. While applying LIFO method of inventory valuation, an estimated operating profit in 1Q 2005 amounted to PLN 533 million comparing to PLN 414 million in the corresponding period of previous year.
In 1Q 2005 net profit of the Group reached the level of PLN 631 million and was higher by 72.3% than the profit gained in 1Q 2004. While applying LIFO method, an estimated net profit in 1Q 2005 amounted to PLN 408 million comparing to PLN 274 million in 1Q 2004. In 1Q 2005 share of the Dominant Company in the profit on operating activities of the Group increased from 88.4% to 91.9% in comparison to 1Q 2004. Above mentioned trends resulted from sustaining favourable economic factors, that had first of all the impact on the improvement of financial results of the Dominant Company.

Financial data with segment information of the Group is presented below:

in thousands PLN

Items	1Q 2004					1Q 2005				
	Refining Segment	Chemical Segment	Other Activity	Eliminations	Total	Refining Segment	Chemical Segment	Other Activity	Eliminations	Total
Segment result	412,992	212,367	35,758	-194	660,923	565,391	330,035	46,120	-325	941,221
Unallocated corporate income					845					1,816
Unallocated corporate expense					-134,311					-135,500
Profit from operations					527,457					807,537

In 1Q 2005 the segment total operating profit increased by 53.1% in comparison to the corresponding period of the previous year. That increase was mostly influenced by a significant increase of the results of the refining segment by 36.9% (sustained very high margins levels on quotations for refining products) and chemical segment, which reported a 55.4% increase (prosperity on the market of petrochemical products sustaining during 1Q 2005 and resulting mainly from the high demand for toluene, butadiene and orthoxylene). In 1Q 2005 in comparison to the corresponding period of previous year there was a decline in the stake of refining segment in the total result of segments form the level of 62.5% to 60.1%. The chemical segment reported an increase from 32.1% to 35.1%. Change in the structure of stakes in profit is the result of better prosperity for chemical products in comparison to refining products.

In 1Q of 2005 the Dominant Company did not issue securities under Bonds Issuance Program.

V. DESCRIPTION OF FACTORS AND EVENTS, IN PARTICULAR OF UNUSUAL CHARACTER, HAVING

SIGNIFICANT INFLUENCE ON THE FINANCIAL RESULT

During 3 month period ended 31 March 2005, there were no significant events influencing positions presented in these financial statements, except for the change of accounting policy described in point II.

VI Segment data

Segment:	Refining Segment		Chemical Segment	
	3 months ended		3 months ended	
	31 March 2005	31 March 2004	31 March 2005	31 March 2004
Revenues				
External sales	5,568,802	5,197,054	1,073,694	967,912
Inter-segment sales	1,149,107	700,141	421,246	316,677
Total revenue	6,717,909	5,897,195	1,494,940	1,284,589
Total operating costs	**(6,169,231)**	**(5,499,036)**	**(1,165,104)**	**(1,073,464)**
Other operating income	64,908	28,244	2,851	4,019
Other operating cost	(48,195)	(13,411)	(2,652)	(2,777)
Result				
Segment result	**565,391**	**412,992**	**330,035**	**212,367**
Unallocated corporate income				
Unallocated corporate expenses				
Profit from operations				
Financial income				
Financial expenses				
Share in profit (losses) of subordinated entities accounted for using equity method	-	64	(217)	41
Profit before income tax				
Income tax				
Minority interests				
Net profit				

	Refining Segment		Chemical Segment		
	3 months ended 31 March 2005	3 months ended 31 March 2004	3 months ended 31 March 2005	3 months ended 31 March 2004	3 months en 31 March 2
Property, plant, equipment and intangible assets expenditure	157,184	94,629	153,776	240,055	21,256
Property, plant, equipment and intangible assets expenditure unallocated to segments					
Total property, plant, equipment and intangible assets expenditure					
Segment depreciation	185,622	204,459	51,582	52,144	34,314
Unallocated assets depreciation					
Total depreciation					
Non-cash expenses other than depreciation	36,576	9,955	656	624	10,532

Geographical segments

As a result of acquisition of long term financial assets in Germany, starting from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for 3 month periods ended 31 March 2005 and 31 March 2004.

	Refining Segment		Chemical Segment		
	3 month ended 31 March 2005	3 month ended 31 March 2004	3 month ended 31 March 2005	3 months ended 31 March 2004	3 months ende 31 March 200
Export sales	331,481	197,882	229,129	221,188	14,768
Domestic sales	3,393,492	3,071,622	844,565	746,724	148,644
Sales in Germany	1,843,829	1,927,550	-	-	-
Total external revenue	**5,568,802**	**5,197,054**	**1,073,694**	**967,912**	**163,412**

VII. ASSETS AND CONTINGENT LIABILITIES

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
1. Contingent receivables	**5,548**	-
1.1. from subordinated entities	-	-
1.2. from other entities	5,548	-
2. Contingent liabilities	**927,312**	**846,796**
2.1. to subordinated entities:	621,169	621,040
- granted guarantees and sureties	167,470	167,341
- pledge on shares	453,699	453,699
2.2. to other entities	306,143	225,756
- granted guarantees due to excise duty	138,000	98,000
- granted guarantees and sureties	168,143	127,756
3. Other	**29,238**	**76,687**
TOTAL	**962,098**	**923,483**

Additional information concerning significant proceedings in front of the court, body appropriate for arbitrage proceedings or in front of public administration bodies and other risks of the Dominant Company and related entities are presented in Note XI.

VIII. THE MOST IMPORTANT EVENTS OF THE PERIOD FROM 1 JANUARY TILL THE DAY OF PREPARATION OF THIS REPORT, WHICH WERE ANNOUNCED IN CURRENT REPORTS

1. On 3 January 2005, by the District Court in Opole, a merger was registered of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):
   - Serwis Katowice Sp. z o.o. headquartered in Katowice,
   - Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,
   - Serwis Kielce Sp. z o.o., headquartered in Kielce,
   - Serwis Lodz Sp. z o.o., headquartered in Lodz,
   - Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.

   The merger is effected through the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (by acquisition method).
   In accordance with the above, changes in the company's partnership contract were made in relation to an increase in the initial capital of Zaklad Urzadzen Dystrybucyjnych by PLN 222,700, from PLN 6,536,500 to PLN 6,759,200. Shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies.
   As a result of this increase of the initial capital in Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. PKN ORLEN's stake decreased from 99.94% to 96.65%.
   After the registration of the merger and the increase of initial capital, the total number of shareholder voting rights of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. amounts to 135,184.
   The registration of the merger of the company Zaklad Urzadzen Dytrybucyjnych Sp. z o.o. with the companies:

Serwis Katowice Sp. z o.o., Serwis Kedzierzyn - Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o., results in the cancellation of those companies from the registry.

2. On 4 January 2005 Polski Koncern Naftowy ORLEN S.A. issued parent company guarantees to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total amount of EUR 64 million and USD 56 million and a letter of guarantee to insurance institution Zurich Versicherung AG for the amount of EUR 25 million to secure the liabilities of ORLEN Deutschland AG resulting from its trading in fuels. The guarantees come into force on 1 February 2005 and extend the period of validity currently binding until 31 January 2005. The guarantees given to Shell Deutschland Oil GmbH are valid till 30 June 2005; the guarantees given to Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft and Zurich Versicherung AG are valid till 31 December 2005. PKN ORLEN holds a 100% stake in the share capital of ORLEN Deutschland AG.

3. On January 19, 2005 PKN ORLEN received a notice from PETROVAL S.A. stating that PETROVAL was halting the implementation of a forward contract to supply crude oil dated 21 December 2002 due to a Force Majeure event impeding the contract performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a Force Majeure event and justifies interruption of the contract performance is Yukos' inability to deliver crude oil. It is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN declares that the above described situation does not impede supply crude oil continuity thanks to previously undertaken actions. Crude oil deliveries are expected to be executed according to the plan, thanks to term and supplementary crude oil delivery spot contracts.

4. In compliance with the Company's Articles of Association (paragraph 8, position 11, point 5) in relation to the article 66 position 4 of the Accounting Act, PKN ORLEN's Supervisory Board, following its meetings on 21 January 2005, has appointed KPMG Audyt Sp. z o.o., based in Warsaw, ul. Chlodna 51, to audit PKN ORLEN's financial statements, and the Group's consolidated financial statements for 2005, 2006 and 2007, according to the International Financial Reporting Standards. In addition, KPMG will review PKN ORLEN and its Group's unconsolidated and consolidated quarterly and half year financial statements starting from 2Q 2005 till 4Q 2007.

5. On 3 February 2005 PKN ORLEN announced that on 2 February 2005, the Company's Supervisory Board approved a new strategy for PKN ORLEN.

   The PKN ORLEN strategy derives from the Company's new mission statement:
   "Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. All our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment"

   PKN ORLEN will build its firm value primarily by harnessing its existing potential to a maximum extent. In line with the new strategy, it is assumed to continue to implement improvements in efficiency and invest in selective projects offering high returns. As part of PKN ORLEN's focusing on its core businesses, the Company will strengthen its presence in key business areas in the relevant markets, while continuing to restructure our asset portfolio.

6. On 1 March 2005 the Supervisory Board of PKN ORLEN S.A. approved "PKN ORLEN 2005-2009 Retail Sales Development Plan for Poland".
   The strategy assumes three fundamental targets:
   1. Strengthening of market position
   2. Increase in operational efficiency
   3. Creation of an efficient organizational structure.

   The targets will be achieved through the segmentation of the network into two standards: Premium and Economy, adjusting an offer aimed at business clients to their individual expectations, managing distribution channels and changing a way of managing network.
   The planned structure of the network is c.a. 1,000 Premium stations (under ORLEN brand) and c.a. 900 economy stations. As part of this, 50 Premium and c.a. 130 economy stations will be modernized or built per annum, as well as c.a. 40 Premium stations and c.a. 70 economy stations will be acquired per annum to the franchise chain. The planned capital expenditure is average annualized amount of c.a. PLN 390 million in 2005-2009.

Key operating and financial objectives (2009):	
Market share	at least 30%
Sales volume	~4.9bn litres/p.a.
Intensification of the FLOTA program (share in sales revenue)	at least 20%
Average fuel sales per station (company-owned stations CODO)	>2.5m litres/p.a.
Non-fuel margin's share in total retail margin (company-owned stations CODO, Premium standard)	~ 30%
ROACE	>17.5%.

7. On 7 March 2005 PKN ORLEN was informed that Commercial Union OFE BPH CU WBK with its headquarters in Warsaw decreased its stake in PKN ORLEN. According to the current report no 54/2003 dated 4 July 2003 Commercial Union OFE BPH CU WBK possessed 21,533,539 shares, which accounted for 5.125% of the votes at the General Meeting of Shareholders of PKN ORLEN. On 2 March 2005 Commercial Union the stake of PKN ORLEN's shares possessed by OFE BPH CU WBK decreased and amounted to 21,040,915 shares, entitling to 21,040,915 votes at the General Shareholders Meeting, which constituted 4.92% of share capital and voting rights at the General Shareholders Meeting respectively.

8. On 30 March 2005 PKN ORLEN S.A. received a note informing that on 30 March 2005 Mr Krzysztof Zyndul resigned from his position as a member of the Supervisory Board of PKN ORLEN. Mr Krzysztof Zyndul has been appointed to the position of the Undersecretary of State in the Ministry of Treasury.

9. On 14 April 2005 on the basis of share transfer agreement, PKN ORLEN sold 24 shares with a par value of PLN 589,000, totaling PLN 11,136,000, representing 30.77% of the initial capital of Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. ("Naftoport") to PERN "Przyjazn" S.A. ("PERN"). The main stipulations of the agreement are:

- The price for one share: PLN 2,820,512,82
- The total price for 24 shares: PLN 67,692,307.68
- The payment will be secured by a pledge on the shares

The agreement will be effective if all conditions are simultaneously fulfilled:

a. obtaining unconditional approval of the Head of OPCC of concentration through the purchase of PERN stakes or not making decision on this case before the deadline, in which the decision is to be taken. From the information received from PERN results that the company obtained an approval of the Head of OPCC on 13 April 2005.

b. giving permission by the Stakeholders of the company Naftoport expressed in the form of resolution to sell stakes – the condition was satisfied on 24 January 2005

c. the preemptive rights relating to the sale of shares by any shareholder of Naftoport will not be exercised – the condition was fulfilled on 21 January 2005

On 1 February 2005, at an Extraordinary General Meeting of Naftoport, shareholders accepted the changes to the articles of association. The altered articles of association secure PKN ORLEN business arrangements and the remaining shareholders within the scope of the delivery guarantee.

At the same time PKN ORLEN, Naftoport and PERN signed long term commercial agreements which guarantee the security of crude oil delivery both by sea and inland. The above mentioned commercial agreements ensure the crude oil delivery opportunities by Naftoport on conditions not worse than before signing this agreement.

Following the above transactions PKN ORLEN possesses a 17.95% stake in Naftoport. The remaining shareholders are:

a. PERN „Przyjazn" S.A. – 67.95%
b. Grupa LOTOS S.A. – 8.97%
c. Port Polnocny – 3.85%
d. J & S Services Ltd. – 1.28%

Except for relationships resulting from the above described share sales agreement as well as trade agreements no other relationship exists between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

The sold stakes constitute 20% of the share capital of Naftoport, so they constitute financial assets with a significant value in compliance with §2 pos. 1 and 5 of the Decree of Council of Ministry from 21 March 2005 on current and periodical information published by issuers of securities.

10. On 20 April 2005 the Management Board of PKN ORLEN received the decision of the European Commission from 20 April 2005 concerning the approval for taking over by PKN ORLEN S.A. control over Unipetrol a.s. ("Unipetrol") through the purchase from the Czech National Property Fund ("NPF") 114,224,038 bearer shares of the company Unipetrol constituting about 62.99% of all issued and existing shares of the company Unipetrol.
Receipt of the above mentioned decision constitutes fulfilling the last of the precedent conditions escrowed in the conditional agreement of the purchase of shares of Unipetrol concluded on 4 June 2004 between NPF and the Company ("the Agreement of Purchase of Shares of Unipetrol") (information concerning the Agreement of Purchase of Shares of Unipetrol was issued by the Company in the current report No 41/2004 from 4 June 2004 and information on fulfilling the remaining precedent conditions was issued by the Company in current reports 79/2004 from 5 October 2004 and 88/2004 from 16 December 2004).

11. On 26 April 2005 PKN ORLEN informed that it received the decree of the Arbitration Court, based in Warsaw, which states that the agreement for the purchase of 168,000 shares in Niezalezny Operator Miedzystrefowy Sp. z o.o. („NOM") by Polskie Sieci Elektroenergetyczne S.A. („PSE") in Warsaw from PKN ORLEN did not come into force because the precedent condition was not fulfilled, i.e. the lack of approval for the deal from PSE corporate bodies. At the same time the counter action of PKN ORLEN for payment for the shares was declined.

IX. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTING RIGHTS AT THE GENERAL MEETING OF SHAREHOLDERS AS AT THE DATE OF ISSUANCE OF QUARTERLY REPORT

Shareholder	Share in number of voting rights at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	% change in the period 15.02.2005 - 15.04.2005	Share in number of voting rights in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	12.15%	51,953,172	1,33	12.28%	52,516,140
Other	60.33%	258,045,693	(0,13)	60.20%	257,482,725
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 15 February 2005

** Data as at 15 April 2005

According to regulatory announcement No. 54/2003 published on 4 July 2003 Commercial Union Mutual Pension Fund BPH CU WBK located in Warsaw possessed on 1 July 2003 21,533,539 shares of PKN ORLEN S.A. which constituted 5.035% (including increase of share capital of PKN ORLEN S.A. from 20 November 2003) of the total number of voting rights at the general meeting of shareholders of PKN ORLEN S.A.
According to regulatory announcement No. 19/2005 published on 7 March 2005 Commercial Union Mutual Pension Fund BPH CU WBK possessed on 2 March 2005 21,040,915 shares of PKN ORLEN S.A. which constituted 4.92% of share capita of PKN ORLEN.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

X. CHANGES IN THE COMPANY'S SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company's shares possessed by the Management Board and by the Supervisory Board in 1Q 2005:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of sh as at the day publication of report**
Management Board	-	-	-	-	-	-
Supervisory Board	2,950	-	-	-		2,950

* Data as at 15 February 2005
** Data as at 15 April 2005

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF THE COURT, BODY APPROPRIATE FOR ARBITRAGE PROCEEDINGS OR IN FRONT OF PUBLIC ADMINISTRATION BODIES AND OTHER RISKS OF DOMINANT COMPANY AND RELATED ENTITIES

1. On 15 October 2004 the Head of Custom Office in Krakow decided to start tax proceedings on determining the amount of tax liability due to excise duty of Rafineria Trzebinia S.A. for the months May, June, July and August 2004. As a result of the proceeding carried out by the Custom Office on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of Customs Office in Krakow in which the tax liability due to excise duty was set for the period May-June 2004 for the total amount of PLN 60 million. According to the Management Board Rafineria Trzebinia S.A. has all the necessary expertises confirming correctness of applied classification of products with 0% tax rate. On 14 April 2005 the Management Board of Rafineria Trzebinia S.A. appealed against subject decisions and applied to suspend the execution of the decision till the date of settling the matter in the court of second instance. As at the date of preparation of the mentioned condensed consolidated financial statements, the result of the appeal was unknown. On 5 May 2005 Rafineria Trzebinia S.A., in response to the application for suspension of the execution of the decision till settling the case, received the resolution of the Head of Custom Office in Krakow suspending the execution of the above mentioned decisions. At the moment, apart from the mentioned proceedings of the Custom Office in Krakow, on the basis of the authorization of General Inspector of the Treasury Inspection from 18 January 2005 the control proceedings of the Treasury Inspection Office in Krakow take place in the area of reliability of declared tax bases and correctness of calculating and settling excise tax and VAT for the years 2002 and 2003.

   As at the date of the preparation of the financial statements the final result being the consequence of the above mentioned control proceedings, as well, as any potential impact of extending of the above proceedings on other periods, is not known.

   On 25 November 2004 the Supervisory Board of Rafineria Trzebinia S.A. took a resolution on performing a tax

audit for the period from 2000 till the present moment, including the control of correctness of procedures and a control of settling tax duties by the company as well as preparing "forensic report" for the period from 200 till the present moment. As at the date of preparation of the condensed consolidated financial statements the works on the tax audit were not finished and the result is not known. "Forensic report" works were completed. On 22 April 2005 during the session of the Supervisory Board of Rafineria Trzebinia S.A. results of "forensic report" were presented in the "Report on agreed procedures concerning analysis of control procedure in Rafineria Trzebinia S.A.". The Supervisory Board of Rafineria Trzebinia S.A. recommended carrying out a second stage of the detailed "forensic report" including analysis of transactions in selected areas of the company's activities.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN for compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. At the hearing on 7 September 2004 the both sides applied unanimously to suspended a hearing for the next 3 months, which met the Court approbate. However despite carried negotiations there was no agreement reached. On 8 December 2004 Tankpol applied to take the suspended procedure. On 23 February 2005 a further hearing took place, during which the Regional Court declined applications of both sides concerning interviewing witnesses and postponed making sentence till 9 March 2005. On 9 March 2005 the Court, taking into account the complexity of the case, decided to make a sentence on 22 March 2005. On 22 March 2005 the Court made a sentence rejecting a claim of Tankpol sp. z o.o. The sentence does not finish proceedings because Tankpol may appeal against it. In the Company's Management view, basing on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or the settlement balances.

3. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
   On 26 April 2005 the Company received a sentence of the Arbitration Court of the Polish Chamber of Commerce. The sentence of the arbitration court is unfavourable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.

4. According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No, 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN S.A. to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.

   As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected

with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for business risks was increased by PLN 28,179 thousand to cover the whole claim.

5. As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC. Answers to the further questions made by OPCC were sent on 5 May 2005.
Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to create a provision in the Company's balance sheet.

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of OPCC.
Due to the received letter PKN ORLEN S.A. gave answers on questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 6 May 2005 concerning determining the proper geographical market of monoethylene glicole. A response defining adequate geographical market of monoethylene glicole was sent to OPCC on 6 May 2005.

In both proceedings PKN ORLEN is represented by the Legal Office COMPER on the base of the authority admitted by the Management Board of the Company.

These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

6. On 13 December 2004 the Supervisory Board of ORLEN Oil Sp. z o.o. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the condensed consolidated financial statements the works over tax audit were not completed and their result was not known. However works over "forensic report" were completed but the final report was not presented yet to the Supervisory Board.

7. On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the condensed consolidated financial statements the works over tax audit were not completed and their result was not known. However works over "forensic report" were completed but the final report were not presented yet to the Supervisory Board.

8. In relation to the proceedings carried out by the investigation bodies the Management Board of the Company consider that there is no premises to state that the proceedings concern matters that could influence significantly correctness and fairness of the condensed consolidated financial statements of the Group for the period ended 31 March 2005. These proceedings are not performed against the Company.

9. According to the Decree on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article 3.1 the Amendment to the Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the companies from the Group benefited from the investment incentives in the following amounts (deductions from taxable income):

	Tax allowance	Tax bonus

PKN ORLEN Group		
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Year 2003	-	6,923
	-------	------
Total	907,683	539,819
	=======	======

These allowances and bonuses are conditional. The Corporate Income Tax regulations assume the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;
2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;
3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;
4) the taxpayer is put into liquidation or is declared bankrupt;
5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.
According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

10. Poland has currently a number of regulations related to value added tax, excise tax, corporate income tax and social taxes. Tax regulations are often amended which results in their unclearness and inconsistency. Frequently, existing differences in opinions regarding legal interpretations exist among governmental organizations, as well as tax authorities and tax payers result in the area of creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency controls) may be subject to review and investigation by relevant authorities, which are entitled by law to impose severe fines, penalties together with interest charges. These result in the fact that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland concerning the ultimate level of taxation charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year, in which the tax liability reached its maturity. There is a risk that the tax authorities may have a different opinion from presented by the Group companies as to the interpretation of the law, what might have a significant impact on the Group company's tax liabilities.

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF DOMINANT COMPANY AND RELATED ENTITIES, OF TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

During the period from 1 January to 31 March 2005, the Dominant Company was not subject to any proceedings concerning liabilities or receivables of the Dominant Company or related entities, of total value exceeding 10% of the Company's equity.

XIII. INFORMATION ABOUT RELATED PARTIES

1. Information about unusual related parties transactions

During the period from 1 January 2005 to 31 March 2005 there were no unusual transactions concluded between related entities within the Group of the value exceeding EUR 500 thousand, except for the loan worth EUR 60 million granted on 23 December 2004 to ORLEN Deutschland. Repayment of installments was made on 14 February 2005 and interests were paid on 24 February 2005.
All transactions concluded within the Group were trade transactions resulting from the type of activity of the particular Group's entities.

2. Information on significant related parties transactions

a) Transactions with members of the Management Board and Supervisory Board of the Company, their spouses, siblings, descendants and their other relatives

In the 3 month periods ended 31 March 2005 and 31 March 2004 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives did not enter into any significant transactions with the Company.

b) Transactions of the Supervising persons of the Company with the related entities

In 1Q 2005 the Company collected detailed statements about transactions with related parties in compliance with actualized IAS 24 "Related party disclosures".

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	12,598	24,242	3,338	2,257	-
Natural persons **	-	-	-	-	-

* Transactions in the period of acting of members of the Company's supervising bodies.
**During the period covered by consolidated financial statements transactions below PLN 500 thousand were concluded.

c) Transactions of the key management personnel of the Company with the related entities

In 1Q 2005 the key management personnel of the Company did not conclude transactions with related parties in compliance with IAS 24 "Related party disclosures".

d) Transactions of the Company with the related parties in the period from 1 January 2005 to 31 March 2005 and the balance of receivables and liabilities

as at 31 March 2005

PKN ORLEN Group

	Consolidated subordinated companies 1)	Consolidated associates 2)	Not consolidated subordinated companies 1)	Not consolidated associates 2)	Consolidated joint ventures 3)	Total related companies
Sales	716,766	576	1,804	17	219,124	938,287
Purchases	184,554	14,894	16,742	25	1,982	218,197
Financial income from interests	1,657	9	(22)	-	4	1,648
Financial expenses from interests	(25)	-	-	-	-	(25)
Short term receivables (gross)	468,476	545	2,123	23	172,658	643,825
Short term liabilities	69,546	8,852	11,142	50	873	90,463
Long term receivables (gross)	30,882	-	192	-	-	31,074
Long term liabilities	-	-	-	-	-	-

1) The Dominant Company using the voting rights (above 50% of votes) can appoint persons to supervising bodies of these entities, and in some case also management boards members
2) The Dominant Company has a significant influence through its representatives in supervising bodies
3) The Dominant Company has a joint control based on partnership contract

3. Remuneration, together with remuneration from profit paid to the Management Board, the Supervisory Board and the key executive persons according to IAS 24

Management Board remuneration includes salaries, annual bonuses and cash equivalent for unutilized holiday.

Remuneration of the Management Board, the Supervisory Board and the key management personnel was as follows:

	3 month period ended 31 March 2005 (unaudited)	3 month period ended 31 March 2004 (unaudited)
Management Board*	7,653	2,368
Supervisory Board	217	228
Key executive persons**	4,095	2,812
Total	**11,965**	**5,408**

* *In 1Q 2005 total remuneration of former Management Board Members amounted to PLN 5,304 thousand*
** In 1Q 2004 remuneration covers 23 persons of key management personnel and 31 in 1Q 2005 respectively

XIV. INFORMATION CONCERNING GRANTED CREDIT'S OR OTHER GUARANTEES BY THE DOMINANT COMPANY OR ITS RELATED ENTITIES – TO ONE OF THE COMPANY OR ITS SUBORDINATED ENTITY, OF THE VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

Within the Group in the period from 1 January 2005 to 31 March 2005, the Company and its related entities did not grant any loans or guarantees to other company or its subordinated entity, of the value exceeding 10% of the Company's equity, except for the pledge on Basell ORLEN Polyolefins Sp. z o.o., which was established pursuant to the share pledge agreement dated 19 December 2003, providing a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750 million.

XV. INFORMATION CONCERNIG PERIODICITY AND SEASONAL ACTIVITIES OF THE ISSUER IN THE PRESENTED PERIOD

There is no significant periodicity/seasonality in relation to business activities in the Group of PKN ORLEN.

XVI. POST BALANCE SHEET EVENTS

a) Paying out dividend by Polkomtel S.A.

On 21 April 2005 the General Shareholders Meeting of Polkomtel S.A. took a resolution to pay out dividends from 2004 net profit. According to the resolution PKN ORLEN will receive dividend amounting PLN 83 million.

XVII. IMPACT ON PREVIOUSLY PRESENTED RESULTS

Due to the fact, that starting with 1 January 2005 the Group prepares for the statutory purposes consolidated financial statements according to IFRS, the main differences identified and presented by the Group between IFRS and PAS, concerning the opening balance of equities as at 1 January 2005 and comparable data concerning the net profit for the year ended 31 December 2004 are presented below. Differences identified by the Group but not presented in the condensed consolidated financial statements are described in II.

	Net profit for the 12 month period ended	Net profit for the 3 month period ended
	31 December 2004	31 March 2004
	(unaudited)	(unaudited)
PAS basis consolidated	2,588,981	381,767
Withdrawing of borrowing costs capitalisation	13,391	2,156
Deferred tax from capitalisation of financial costs	(2,545)	(410)
Alternative treatment of surplus of fair value of identified assets, liabilities and contingencies over purchase price	(27,758)	(7,102)
Withdrawing of goodwill's write offs	5,765	1,473
Impairment of fixed assets of ORLEN Deutschland	(65,381)	-
Distribution from profit, other than dividends	(4,176)	-
Other	4,129	(11,861)
IFRS consolidated	**2,512,406**	**366,023**

	Net assets		
	as at 31 December 2004	as at 31 March 2004	as at 1 January 2004
	(unaudited)	(unaudited)	(unaudited)
PAS basis consolidated	11,826,556	9,968,556	9,581,948
Withdrawing of borrowing costs capitalisation	(55,749)	(66,984)	(69,140)
Deferred tax from capitalisation of financial costs	10,592	12,727	13,137
Alternative treatment of surplus of fair value of identified assets, liabilities and contingencies over purchase price	273,611	294,267	301,369
Withdrawing of goodwill's write offs	5,765	1,473	-
Impairment of fixed assets of ORLEN Deutschland	(65,381)	-	-
Other	65,605	49,430	61,257
IFRS consolidated	**12,060,999**	**10,259,469**	**9,888,571**

a. Withdrawal of capitalisation of financial costs

According to PAS, financial costs of investment loans were capitalized in investments. Other financial costs were charged into the income statement when incurred. In financial statements prepared according to IFRS, borrowing costs, including exchange differences arising from foreign currency borrowings, are recognised as an expense in the period in which they are incurred.

b. Change of treatment of surplus of fair value of identified assets, liabilities and contingencies over purchase price

Pursuant to PAS the surplus of fair value of identified assets, liabilities and contingencies over purchase price was written off by the Company to incomes over 2-5 year period. In accordance with IFRS 3 surplus of fair value of identified assets, liabilities and contingencies over purchase price is presented in retained earnings.

c. Withdrawal of goodwill write-offs

Pursuant to PAS, straight line amortization method was applied to goodwill in the period not longer than 5 years and presented in income statement as other operating costs. In financial statements prepared under IFRS the goodwill is not amortized but diminished by impairment write-offs.

d. Impairment of property, plant and equipment in ORLEN Deutschland

Due to a change of accounting policy described in point b) ORLEN Deutschland AG recognised in equity as at 1 January 2005 the surplus of fair value of identified assets, liabilities and contingencies over purchase price. As a consequence, impairment of ORLEN Deutschland AG assets recognized in annual consolidated financial statements was increased by the amount resulting from this accounting policy change and in the same amount charged in income statement of 2004.

e. Consolidation of BOP under proportional method

PKN ORLEN possesses a 50% stake in a joint venture – Basell ORLEN Polyolefins Sp. z o.o., producing, distributing and selling polyolefins.
In data presented in 1Q 2004 and 1Q 2005 Basell Orlen Polyolefins is consolidated the proportionate method. Previously the company was accounted for under equity method.
As at 31 March 2005 and 31 December 2004 and 3 month periods ended 31 March 2005 and 31 March 2004, the stakes of the Group in the assets, liabilities, revenues and costs of BOP were as follows:

	31 March 2005 (unaudited)	31 December 2004 (unaudited)
Current assets	193,408	168,681
Fixed assets	902,243	860,901
Short term liabilities	148,448	152,590
Long term liabilities	403,454	346,785

	For 3 month period ended 31 March 2005 (unaudited)	For 3 month period ended 31 March 2004 (unaudited)
Revenues	137,251	123,669
Costs of sales	(113,300)	(105,973)
Administration costs	(1,775)	(1,634)
Financial costs	(6,366)	(11,546)
Profit before income tax	13,049	4,836
Income tax charges	(2,410)	(2,794)
Net profit	10,639	2,041

XVIII. ADDITIONAL INFORMATION

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN S.A.". The project assumes optimization and consolidation of production and sales of fuels, engine oils, lubricants and paraffins in the Group PKN ORLEN. In 2Q 2005 the Management Board of PKN ORLEN S.A. will take decision concerning the described above restructuring of the southern assets.
As at the date of the preparation of the above condensed consolidated financial statements, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as at 31 March 2005 are known.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

		President Igor Chalupec
Vice President Wojciech Heydel	**Vice President** Andrzej Macenowicz	**Vice President** Jan Maciejewicz
Vice President Cezary Smorszczewski	**Vice President** Janusz Wisniewski	**Member** Pawel Szymanski

Plock, 13 May 2005

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	IFRS Commentary -1Q05
Released	08:56 16-May-05
Number	3261M

Financial Highlights

ORLEN Group	3 months ended March 31 2005 (unaudited data)		3 months ended March 31 2004 (unaudited data)		% change 3 months	
Results according to IFRS	**PLN'000**	**USD'000**	**PLN'000**	**USD'000**	**PLN'000**	**USD'000**
Sales revenue	6,805,908	2,215,753	6,340,215	1,659,264	7.3%	33.5%
EBITDA[2]	1,086,090	353,591	828,161	216,734	31.1%	63.1%
Operating profit/ (loss)	807,537	262,904	527,457	138,038	53.1%	90.5%
Financial expenses	67,423	21,950	137,150	35,893	-50.8%	-38.8%
Net profit (loss)	630,587	205,296	366,023	95,790	72.3%	114.3%
Net profit (loss) according to LIFO method	407,990	132,827	274,202	71,760	48.8%	85.1%
Operating cash flow	574,013	186,878	594,109	155,481	-3.4%	20.2%

(1) *The following average exchange rates were used for the conversion of the amounts denominated in USD: 3 months 2004 – PLN 3.8211, 3 m PLN 3.0716.*
(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

- **Refining (Production + Wholesale):** In Q1 2005, the segment's financial result gained PLN 132m year on year, chiefly as a result of such factors as an increase in commodity margins on refinery products, a higher URAL/Brent differential, and lower operating expenses.
- **Refining (Retail):** A PLN 20m improvement of the segment's financial performance Q1 2005 year on year, foremost driven by the PKN ORLEN's margin as well as by a reduction of operating expenses.
- **Petrochemicals:** Q1 2005 saw the segment's financial result growing relative to the analogous quarter of 2004 (up by PLN 118m) on stronger demand for the key petrochemical products.
- **Other Activities:** A 6.4% drop in revenue, accompanied by a 9.7% reduction of the segment's costs, had a positive effect on its financial result. The segment posted a PLN 10m increase in its profits.
- **Inland Premium:** In Q1 2005, the inland premium fell by PLN 10m (9.7%) year on year.
- **Profit on Sales:** A 18.8% increase in the profit on sales in Q1 2005 in relation to Q1 2004, attributable mainly to positive market trends and efficiency-improvement measures.
- **Net Profit:** The Q1 2005 net profit stood at PLN 631m, an improvement of PLN 265m on Q1 2004, driven chiefly by the high profit on sales.
- **Net Operating Cash Flow:** A PLN 20m fall in cash generated in Q1 2005 year on year, following primarily from the higher value of stocks as at the end of the period.
- **CAPEX (expenditure on tangible and intangible fixed assets):** A PLN 18m decrease in of CAPEX in Q1 2005 over Q1 2004, caused mainly by the lower expenditure in the Petrochemicals segment related to the construction of new units at BOP.
- **Operating Expenses Reduction Programme:** In Q1 2005, the implementation of the Programme led to PLN 216m cost savings, relative to PLN 143m in Q1 2004.

„In the pursuance of the value development strategy, we focused our activities on five areas. In the course oj preparation for the acquisition and integration of the Unipetrol holding, we developed the personnel and organisational backbone of the integration project and a detailed action plan for the first 100 days of the process. We also developed the necessary management model, outlined the MTO process, and set forth the principles of the Partnership Programme by establishing Polish-Czech value creation teams. To enhance the ORLEN Group's efficiency, we implemented a system-based approach to the procurement of materials and services assuming that the initiative would reduce the cost of materials and services by 20%. We also continued work on the integration of the Group subsidiaries through consolidation of the maintenance and transport companies.

In another area of our focus, that is fostering of good corporate practice, we carried out a personnel audit in each Group company, while tax and investigation audits were conducted at selected subsidiaries. We also changed the organisation of internal communications and adopted all of the corporate governance principles recommended by the Warsaw Stock Exchange. The implementation of the Restructuring of regional corporate structure, affecting the most sensitive components of the organisation, is based on the benchmarks which enable us to be competitive against the background of other operators in the industry. The Programme assumes that the Group's regional structures will be downsized in such areas as retail, finance, wholesale and logistics. The Programme's implementation is based on an open dialog with the social groups involved.

Having considered the position of our shareholders and the Supervisory Board, we developed and prepared the implementation of an MBO (management by objective) scheme, with a view to strengthening the employees' responsibility for ORLEN's performance. The programme links remuneration of the executive staff with the achievement of strategic goals as well as the Group's financial and operational performance. By building a performance-driven organisation, we will award our employees for the achievement of both individual and joint tasks, thus strengthening the team effort across the Group.

The continued favourable conditions in the oil refining and petrochemical sectors, coupled with the further internal restructuring of PKN ORLEN, enabled us to post above-average financial results for yet another consecutive quarter. In Q1 2005, sales revenue gained 7.3%, while net profit rose 72.3% year on year. Our ROACE margin was 21%.

The growing demand for oil products with the shrinking available capacity in the oil production and refining segments drove the strong growth of the feedstock prices and supported the refining margins at the satisfactory levels. The rising oil prices and continued mismatch in the quality structure of supply and demand led to a significant enhancement of the differential between high-quality oil (low sulphur content, higher light-product yields) and low-quality feedstock as compared with Q1 2004. For example, the URAL/Brent differential rose by 2.11 USD/bbl. Obviously, such a development is to the benefit of refineries capable of processing lower-quality oil.

As previously expected, the favourable climate in the refining sector was accompanied by an upward trend on the petrochemical market. However, in Poland we experienced adverse market conditions for oil refiners, such as the strengthening of the Polish z³oty (up to USD/PLN 3.07 and EUR/PLN 4.03) or the projected economic slowdown which directly affected demand for fuels.

As announced at the time of publication of the Q4 2004 results, in connection with the maintenance shutdowns planned for the summer months, in Q1 2005 we increased our oil throughput by 8.3% and the wholesale of light products by 5.7% over Q1 2004.

Given the favourable external conditions, the higher sales added PLN 22m to the financial result of the refining segment. The cost savings in all segments of our operations grew by PLN 73m in Q1 2005, year on year.

Since January1st 2005, we have applied the International Financial Reporting Standards. The abridged consolidated financial statements contain all the adjustments ensuring a true and fair presentation of the consolidated accounts, except the adjustments required under IAS 29 and IAS 16 and the valuation of the land perpetual usufruct rights required under IFRS 1. We expect to complete the full implementation of IFRS for statutory reporting purposes by the end of 2005. The effects of IFRS on the results published earlier are discussed in Note 17 to the accounts. An important change is the consolidation of BOP, our subsidiary involved in the production and marketing of polyolefins,

with the proportionate consolidation method. In the prior periods, BOP was consolidated with the equity method."

Financials by Area of Activity

Market Overview

In the first quarter of 2005, the average price of Brent was at USD 44.65/bbl, having gone up by USD 15.60/bbl (48.7%) year on year. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 2.95/bbl in Q1 2004 to USD 5.06/bbl in Q1 2005. During the first quarter of 2005, the average commodity price of gasoline was USD 424.54/t (a USD 102.88, or 29.9%, increase over Q1 2004). In the same period, an even more material rise was recorded in the commodity prices of diesel fuel and Ekoterm, by USD 166.63/t and USD 158.35/t, respectively (or by 53.8% and 55.8%). Year on year, the commodity margins for diesel fuel, gas oil and JET A-1 aviation fuel increased substantially, by 70.9%, 95.6% and 59.0%, respectively; The commodity margin for gasoline fell by 15.4%. Growth was also reported for petrochemical commodity margins: in Q1 2005, the margins for ethylene and propylene rose by 24.8% and 49.0%, respectively. The U.S. dollar and the euro weakened against the Polish currency, by 19.6% and 15.6%, respectively (falling from PLN 3.8211/USD 1 in Q1 2004 to PLN 3.0716/USD 1 in Q1 2005, and from PLN 4.7755/EUR 1 in Q1 2004 to PLN 4.0287/EUR 1 in Q1 2005).

According to a report by the Gdańsk Institute for Market Economics (IBnGR), the GDP growth in Q1 2005 is estimated at 3.4%, against 3.9% in Q4 2004. In the same report, IBnGR observes that despite the weaker GDP figures, the overall economic situation is good, and the key drivers of the growth are foreign trade and investments.

Based on the GUS (Central Statistics Office) data, in Q1 2005 consumer prices went up by 0.2%, while in the analogous period of 2004 they grew by 0.8%. Compared to Q1 2004, in Q1 2005 the consumer prices were 3.6% higher; the change included a 5.2% increase in transport prices, caused chiefly by an increase in the prices of fuels (9.7%).

Based on market data provided by Samar, approx. 66 thousand new automobiles were sold in Poland in Q1 2005, which means a nearly 33% drop year on year. However, in the trucks and delivery vehicles segment the fall was not as dramatic; in Q1 2005 the segment's sales were at 7.6 thousand vehicles, that is 3.2% down on Q! 2004. The opening of the borders for privately imported vehicles in May 2004 was yet another factor detrimental to the new automobile market. In Q1 2005, 196.3 thousand used vehicles were brought to Poland, that is 185 thousand more than in Q1 2004.

PKN ORLEN'S estimated share in the domestic consumption of liquid fuels in Q1 2005 was 62,5% for gasoline, 47.1% for diesel fuel, and 57.7% for Ekoterm.

Refining (Production + Wholesale)

Refining (Production+Wholesale)	3 months ended March 31 2005 (unaudited data)		3 months ended March 31 2004 (unaudited data)		% change 3 months	
Results according to IFRS	**PLN'000**	**USD'000**	**PLN'000**	**PLN'000**	**USD'000**	**PLN'000**
Revenue, including:	**4,837,927**	**1,575,051**	**3,957,761**	**1,035,765**	**22.2%**	**52.1%**
Sales to third parties	2,989,564	973,292	2,724,137	712,920	9.7%	36.5%
Intra-company sales	1,848,363	601,759	1,233,624	322,845	49.8%	86.4%
Segment's costs	**4,285,404**	**1,395,170**	**3,529,699**	**923,739**	**21.4%**	**51.0%**
Other operating income	37,849	12,322	9,981	2,612	279.2%	371.7%
Other operating expenses	28,782	9,370	8,876	2,323	224.3%	303.4%
Segment's result	**561,590**	**182,833**	**429,167**	**112,315**	**30.9%**	**62.8%**
Sales to third parties (thousand tonnes)	1,960		1,933		1.4%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*
***) Products including materials, such as crude oil.*

The Q1 2005 result in refining totalled PLN 561,590 thousand, rising from PLN 429,167 thousand in Q1 2004. The increase was driven by higher revenue (up by 22.2%), while the costs and expenses of the segment grew by 21.4%. The growth of the segment's revenue and profits was a result of positive changes with respect to commodity fuel margins and prices. On the other hand, the increase in costs was caused by such factors as the rising average price of commodity Brent prices in Q1 2005: up by 48.7% year on year. The rise was accompanied by a 71.5% increase in the URAL/Brent differential.

In Q1 2005, implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 73,775 thousand for the segment, that is 20,548 thousand more than in the analogous period of 2004.

In Q1 2005, the volume of gasoline and diesel fuel sold to third parties grew by 12.6% and 0.7%, respectively, in comparison with Q1 2004. In the period, growth was also seen in JET A-1 sales (up by 58.5% year on year). The volume of light product sales was up by 5.7% (86.5 thousand tonnes).

Refining (Retail)

Refining (Retail)	3 months ended March 31 2005 (unaudited data)		3 months ended March 31 2004 (unaudited data)		% change 3 months	
Results according to IFRS	**PLN'000**	**USD'000**	**PLN'000**	**USD'000**	**PLN'000**	**USD'000**
Revenue, including:	**2,588,472**	**842,711**	**2,477,515**	**648,377**	**4.5%**	**30.0%**
Sales to third parties	2,579,238	839,705	2,472,917	647,174	4.3%	29.7%
Intra-company sales	9,234	3,006	4,598	1,203	100.8%	149.9%
Segment's costs	**2,592,317**	**843,963**	**2,507,417**	**656,203**	**3.4%**	**28.6%**
Other operating income	27,059	8,809	18,263	4,780	48.2%	84.3%
Other operating expenses	19,413	6,320	4,535	1,187	328.1%	432.4%
Segment's result	**3,801**	**1,237**	**-16,174**	**-4,233**		
Sales to third parties (thousand tonnes)	746		752		-0.8%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In Q1 2005, the segment's revenue grew by PLN 110,957 thousand (4.5%) over Q1 2004, while costs gained PLN 84,900 thousand (3.4%). PKN's German operations attributable to this segment incurred losses of PLN 35,955 thousand (PLN 24,678 thousand in Q1 2004). In Q1 2005, the financial result of PKN ORLEN's retail segment was PLN 40,416 thousand, against PLN 9,893 thousand in Q1 2004.

The growth in segment's revenue was accompanied by an 0.8% fall in the volume of the Group's sales. In Q1 2005, the domestic retail sales rose 97.6% year on year in volume terms. In Q1 2005, the non-fuel margin rose by 16.9% over the corresponding period of 2004. The Group companies' sales revenue on non-fuel goods stood at PLN 191,536 thousand in Q1 2005, representing a 6.2% increase on the analogous period of 2004.

A further rise (by 15.1% in Q1 2005 relative to Q1 2005) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a range of promotional activities organised by PKN ORLEN. At the same time, the share of fuel sales under the VITAY programme in the total retail sales shrank by 3.0 pp.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 51,433 thousand in savings to the segment in Q1 2005 (Q1 2004: PLN 36,652 thousand).

All of the above factors increased the segment's Q1 2005 profit by PLN 3,801 thousand, while in Q1 2004 the loss stood at PLN 16,174 thousand.

As at the end of December 2004, the segment's result was PLN 49m, as compared with a PLN 38m profit in 2003.

Petrochemicals

Petrochemicals	3 months ended March 31 2005 (unaudited data)		3 months ended March 31 2004 (unaudited data)		% change 3 months	
Results according to IFRS	PLN'000	USD'000	PLN'000	PLN'000	USD'000	PLN'000
Revenue, including:	**1,494,940**	**486,697**	**1,284,589**	**336,183**	**16.4%**	**44.8%**
Sales to third parties	1,073,694	349,555	967,912	253,307	10.9%	38.0%
Intra-company sales	421,246	137,142	316,677	82,876	33.0%	65.5%
Segment's costs	**1,165,104**	**379,315**	**1,073,464**	**280,931**	**8.5%**	**35.0%**
Other operating income	2,851	928	4,019	1,052	-29.1%	-11.8%
Other operating expenses	2,652	863	2,777	727	-4.5%	18.7%
Segment's result	**330,035**	**107,447**	**212,367**	**55,577**	**55.4%**	**93.3%**
Sales to third parties (thousand tonnes)	565		561		0.7%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q1 2005 was PLN 330,035 thousand, while in the corresponding quarter of 2004 it totalled PLN 212,367 thousand. The revenue on petrochemicals was higher by PLN 210,351 thousand (up by 16.4%) with a slight improvement in the volume of sales to external customers (by 0.7%), which was attributable to a stronger demand for petrochemicals, chiefly for the products of PKN ORLEN and Anwil SA. In Q1 2005, sales value for the key products of the two companies increased: ethylene – 5.3%, propylene – 29.6%, benzene – 59.6%, ammonium nitrate – 16.9%, and CANWIL – 12.6%. PKN ORLEN had a largest contribution to the segment's result; in Q1 2005, the company's operating profit attributable to the segment was PLN 254,226 thousand, up from PLN 143,652 thousand in Q1 2004. The commodity margins were USD 610.19/t for ethylene and USD 540.33/t for propylene, which means an increase by 24.8% and 49.0%, respectively, over Q1 2004.

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 8,715 thousand in savings for the segment (PLN 8,569 thousand in Q1 2004).

Other Activities

Other Activities	3 months ended March 31 2005 (unaudited data)		3 months ended March 31 2004 (unaudited data)		% change 3 months	
Results according to IFRS	**PLN'000**	**USD'000**	**PLN'000**	**PLN'000**	**USD'000**	**PLN'000**
Revenue, including:	**372,077**	**121,135**	**397,472**	**104,020**	**-6.4%**	**16.5%**
Sales to third parties	163,412	53,201	175,249	45,863	-6.8%	16.0%
Intra-company sales	208,665	67,934	222,223	58,157	-6.1%	16.8%
Segment's costs	**325,402**	**105,939**	**360,393**	**94,317**	**-9.7%**	**12.3%**
Other operating income	9,096	2,961	7,562	1,979	20.3%	49.6%
Other operating expenses	9,651	3,142	8,883	2,325	8.6%	35.1%
Segment's result	**46,120**	**15,015**	**35,758**	**9,358**	**29.0%**	**60.5%**
Sales to third parties (thousand tonnes)	53		52		1.9%	

**)The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were spun off, mainly as part of the Group restructuring.
In Q1 2005, the segment sustained a loss of PLN 46,120 thousand. To compare, the profit earned in Q1 2004 was PLN 35,758 thousand.
In the period under analysis, the implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 81,972 thousand in savings for the segment, relative to PLN 44,552 thousand in Q1 2004.

Financial Review

Profit and Loss Account

The profit on sales for Q1 2005 totalled PLN 1,481,275 thousand, rising by PLN 234,924 thousand (18.8%) from the result reported for Q1 2004. The improvement comes from the stronger sales of products (an increase of PLN 676,370 thousand), which was greater than the corresponding rise in cost of sales (an increase of PLN 230,769 thousand). At the same time, in Q1 2005 the Group reported a PLN 210,677 thousand fall of revenue on sales of goods and materials (down by 8.6%). The value of the Group's external sales increased in Refining (Production + Wholesale), where it grew by PLN 265,427 thousand (9.7%), in Petrochemicals, where it was higher by PLN 105,782 thousand (10.9%), and in Refining (Retail) – by PLN 106,321 thousand (4.3%). The rise in the value of sales to third parties was accompanied by an increase in the sales volume in Refining (Production + Wholesale) and Petrochemicals by 1.4% and 0.7%, respectively, and a decrease in the sales volume in Refining (Retail) by 0.8%. The amount of revenue derived from Refining (Production + Wholesale) was influenced mainly by higher market prices of fuel.

The Q1 2005 sales of our German operations stood at PLN 1,843,829 thousand, while in Q1 2004, they had amounted to PLN 1,927,550 thousand, that is down by 4.3%.

In the first quarter of 2005, the selling costs shrank by PLN 54,608 thousand (10.0%) relative to Q1 2004, to amount to PLN 484,416 thousand. In the same period, the general administrative expenses fell by PLN 12,959 thousand (7.0%) on Q1 2004, to PLN 198,771 thousand.

In Q1 2005, a profit of PLN 14,449 thousand was recorded on other operating activities. Other operating income grew by PLN 38,001 thousand (as a result of such factors as revaluation write offs on accounts receivable and fixed assets at PKN ORLEN, up by PLN 17,176 thousand), while other operating expenses gained PLN 34,494 thousand (driven by revaluation write-offs on accounts receivable which grew by PLN 17,875 thousand). Financial income in the first quarter of 2005 was PLN 46,179 thousand, having fallen by PLN 49,463 thousand on the Q1 2004 figure. The key driver behind the fall in financial income in Q1 2005 was a PLN 68,220 thousand dividend paid by Polkomtel SA in Q1 2004. At the same time, the fall in financial income was slowed down by a PLN 27,077 thousand interest income. The Group also reported a PLN 69,727 thousand decrease in financial expense over the Q1 2004 figure; the change was caused by such factors as favourable changes in foreign exchange losses (which pushed financial expenses down by PLN 38,502 thousand). Consequently, the loss of this segment totalled PLN 21,244 thousand in Q1 2005, while in the analogous period of 2004, the Group had posted a loss of PLN 41,508 thousand.

The share of undertakings consolidated with the equity method in the financial result was negative and amounted to (PLN 217 thousand) in Q1 2005, relative to PLN 6,686 thousand in Q1 2004.

As a result of a higher pre-tax profit, the Q1 2005 income tax was PLN 145,317 thousand, which represents a PLN 35,928 thousand increase year on year.

The above factors produced a net profit of PLN 630,587 thousand for Q1 2005, up by PLN 264,564 on Q1 2004.

Balance Sheet

As at the end of the first quarter of 2005, the total assets amounted to PLN 21,144,259 thousand, up by 8.9% from December 31st 2004. The value of fixed assets rose by PLN 51,834 thousand (0.5%) from the December 31st 2004 figure, and amounted to PLN 11,068,206 thousand, chiefly upon a PLN 63,995 growth of tangible fixed assets in relation to their value as at December 31st 2004. As at the end of Q1 2005, current assets grew from PLN 8,394,119 thousand (as at December 31st 2004) to PLN 10,035,713 thousand, mainly due to an increase in stocks, cash, and trade debtors and other accounts receivable by PLN 851,868 thousand, PLN 703,823 thousand, and PLN 455,086 thousand, respectively.
Shareholders' equity stood at PLN 12,686,358 thousand as at the end of Q1 2005, up by PLN 625,359 thousand (5.2%) in relation to the end of 2004. The main contributing item was a higher retained profit (up by PLN 630,565 thousand).
Long-term liabilities amounted to PLN 3,026,834 thousand, rising by PLN 108,413 thousand in comparison with the end of 2004 in connection with an increase in loans and borrowings (by PLN 125,863 thousand). Short-term liabilities increased from PLN 4,431,071 thousand as at December 31st 2004 to PLN 5,431,067 thousand as at March 31st 2005. As for short-term liabilities are concerned, trade creditors, other liabilities and deferred income grew significantly, by PLN 843,628 thousand. The Group's total debt (loans, borrowings, and securities) reached PLN 2,537,533 thousand as at March 31st 2005, which means an increase of PLN 212,398 thousand as compared with the end of 2004.

Cash Flow

The Q1 2005 net operating cash flow stood at PLN 574,013 thousand, having fallen by PLN 20,096 thousand relative to the analogous quarter of 2004. The decrease was attributable mainly to negative trends with respect to stocks (up by PLN 855,093 thousand in Q1 2005, against a PLN 110,001 thousand rise in Q1 2004). The operating cash flow was positively affected by net profit being PLN 264,564 thousand higher, as well as by the growth of liabilities and deferred income.

In Q1 2005, the investing cash outflow was PLN 14,818 thousand, that is down on the Q1 2004 figure by PLN 413,175 thousand. This fall follows mainly from the disposal of short-term securities (PLN 388,185 thousand versus PLN 31,833 thousand in Q1 2004). In Q1 2005, the Group reported a positive balance of the financing cash flow of PLN 138,836 thousand (in Q1 2004, the balance was negative at PLN 160,053 thousand). In Q1 2005, net inflow under loans and borrowings was PLN 170,436 thousand, while in Q1 2005 the outflow was PLN 129,223 thousand.

Net cash at the end of Q1 2005 totalled PLN 1,439,636 thousand, rising by PLN 799,149 thousand on Q1 2004. The increase is primarily a result of higher gains on the disposal of short-term securities, and of higher debt. The Group's financial surplus is by and large short-term in nature; the Group plans to use it mainly to finance the acquisition of Unipetrol.

APPENDIX I

PKN ORLEN
SUMMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 3 months
ended March 31st 2005 and March 31st 2004
(PLN'000)

ITEM	3 months ended Mar 31 2005 (unaudited data)	3 months ended Mar 31 2004 (unaudited data)	% change 3 months
Revenue on sales of products	4,570,853	3,894,483	17.4%
Revenue on sales of goods and materials for resale	2,235,055	2,445,732	-8.6%
Cost of sales	3,127,112	2,833,868	10.3%
Goods and materials at cost	2,197,521	2,259,996	-2.8%
Profit (loss) on sales	**1,481,275**	**1,246,351**	**18.8%**
Other operating income	78,671	40,670	**93.4%**
Selling costs	489,416	544,024	-10.0%
General and administrative expenses	198,771	185,812	7.0%
Other operating expenses	64,222	29,728	116.0%
Operating profit (loss)	**807,537**	**527,457**	**53.1%**
Financial income	46,179	95,642	-51.7%
Financial expenses	67,423	137,150	-50.8%
Share in profit (loss) of undertakings consolidated with equity method	-217	6,686	-103.2%
Pre-tax profit (loss)	**786,076**	**492,635**	**59.6%**
Corporate income tax	145,317	109,389	32.8%
Net profit (loss)	640,759	383,246	67.2%
Profit (loss) attributable to minority interests	10,172	17,223	-40.9%
Net profit (loss) after minority interest	**630,587**	**366,023**	**72.3%**

APPENDIX II

PKN ORLEN
SUMMARY CONSOLIDATED BALANCE SHEETS
as at March 31st 2005 and December 31st 2004
(PLN'000)

ITEM	Mar 31 2005 (unaudited data)	Dec 31 2004	% change
ASSETS			
Non-current (long-term) assets			
Tangible fixed assets	10,018,273	9,954,278	0.6%
(Negative) goodwill	20,501	20,501	0.0%
Intangible fixed assets	391,945	380,020	3.1%
Financial assets	566,522	569,970	-0.6%
Shares and equity interests in undertakings consolidated with equity method	31,971	63,040	-49.3%
Deferred tax assets	35,440	19,769	79.3%
Other fixed assets	3,554	8,794	-59.6%
Total non-current assets	**11,068,206**	**11,016,372**	0.5%
Current (short-term) assets			
Stocks	4,077,915	3,226,047	26.4%
Trade debtors and other accounts receivable	3,476,665	3,021,579	15.1%
Taxes receivable	9,483	23,309	-59.3%
Short-term securities	777,755	1,124,155	-30.8%
Prepayments	111,313	108,999	2.1%
Cash and cash equivalents	1,439,636	735,813	95.7%
Other financial assets	142,946	154,217	-7.3%
Total current assets	**10,035,713**	**8,394,119**	19.6%
Long-term assets classified as assets for disposal	40,340	0	
Total assets	**21,144,259**	**19,410,491**	8.9%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534,636	534,636	0.0%
Share premium	1,058,450	1,058,450	0.0%
Hedging accounting – cash flows	47,205	59,195	-20.3%
Currency-translation differences on subsidiary undertakings	-16,466	-13,193	24.8%
(Accumulated loss)/retained profit brought forward	10,681,678	10,051,113	6.3%
Shareholders' equity attributable to parent undertaking's shareholders	**12,305,503**	**11,690,201**	5.3%
Minority interests	380,855	370,798	2.7%
Total shareholders' equity	**12,686,358**	**12,060,999**	**5.2%**
Long-term liabilities			
Loans and borrowings	2,209,399	2,083,536	6.0%
Provisions	631,708	632,200	-0.1%
Deferred income tax provisions	169,341	173,495	-2.4%
Other long-term liabilities	16,386	29,190	-43.9%
Total long-term liabilities	**3,026,834**	**2,918,421**	**3.7%**
Short-term liabilities			
Liabilities and accrued expenses	4,689,396	3,845,768	21.9%
Provisions	294,515	283,442	3.9%
Corporate income tax payable	62,674	1,680	3630.6%
Loans and borrowings	328,134	241,599	35.8%
Deferred income	31,474	16,589	89.7%
Other financial liabilities	24,874	41,993	-40.8%
Total short-term liabilities	**5,431,067**	**4,431,071**	22.6%
Total shareholders' equity and liabilities	**21,144,259**	**19,410,491**	8.9%

APPENDIX III

PKN ORLEN
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 3 months
ended March 31st 2005 and March 31st 2004
(PLN'000)

ITEM	3 months ended Mar 31 2005 (unaudited data)	3 (
Operating cash flow		
Net profit (loss)	**630,587**	
Total adjustments:		
Profit (loss) attributable to minority interests	10,172	
Share in profit (loss) of undertakings consolidated with equity method	217	
Depreciation and amortisation	278,553	
Net dividends and interest	-183	
Corporate income tax as disclosed in profit and loss account	145,317	
(Profit) loss on investment activities	-15,079	
Decrease / (increase) in accounts receivable	-362,773	
Decrease / (increase) in stocks	-855,093	
(Decrease) / increase in liabilities and accrued expenses	805,020	
(Decrease) / increase in provisions	12,981	
Other adjustments	24,803	
Corporate income tax paid	-100,509	
Net operating cash flow	**574,013**	
Investing cash flow		
Acquisition of intangible and tangible fixed assets	-386,729	
Disposal of tangible fixed assets	4,230	
Acquisition of assets in non consolidated entities	-1,611	
Acquisition of short-term securities (loss on disposal)	-39,629	
Disposal of short-term securities (gain on disposal)	388,185	
Dividends and interest received	19,815	
Loans granted/repaid	842	
Other	79	
Net investing cash outflow	**-14,818**	

Financing cash flow			
Increase in long- and short-term loans and borrowings	263,091	668,126	-405,035

Decrease in long- and short-term loans and borrowings	-92,655	-797,349	704,694
Interest paid	-23,269	-4,788	-18,481
Other	-8,331	-26,042	17,711
Net financing cash inflow/(outflow)	**138,836**	**-160,053**	**298,889**
Change in net cash	**698,031**	**6,063**	**691,968**
Foreign-exchange gains/losses	5,792	165	5,627
Cash at beginning of period	**735,813**	**634,259**	**101,554**
Cash at end of period, including:	**1,439,636**	**640,487**	**799,149**
Restricted cash	279,502	122,857	156,645

APPENDIX IV

PKN ORLEN
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 3 months
ended March 31st 2005 and March 31st 2004
(PLN'000)

ITEM	3 months ended Mar 31 2005 (unaudited data)	3 months ended Mar 31 2004 (unaudited data)	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]			
Refining (production + wholesale)	2,989,564	2,724,137	9.7%
Refining (retail)	2,579,238	2,472,917	4.3%
Petrochemicals	1,073,694	967,912	10.9%
Other activities	163,412	175,249	-6.8%
TOTAL	**6,805,908**	**6,340,215**	**7.3%**
FINANCIAL RESULT[2]			
Refining (production + wholesale)	561,590	429,167	30.9%
Refining (retail)	3,801	-16,174	-123.5%
Petrochemicals	330,035	212,367	55.4%
Other activities	46,120	35,758	29.0%
Exclusions	-325	-194	
Total of non-attributed items	-133,684	-133,466	
TOTAL	**807,537**	**527,458**	**53.1%**
EXPENDITURE ON FIXED ASSETS			
Refining (production + wholesale)	74,885	48,472	54.5%
Refining (retail)	82,299	46,157	78.3%
Petrochemicals	153,776	240,055	-35.9%
Other activities	21,256	13,957	52.3%
Total of non-attributed items	2,258	3,771	-40.1%
TOTAL	**334,474**	**352,412**	**-5.1%**
DEPRECIATION AND			

AMORTISATION			
Refining (production + wholesale)	137,944	162,129	-14.9%
Refining (retail)	47,678	42,330	12.6%
Petrochemicals	51,582	52,144	-1.1%
Other activities	34,314	35,312	-2.8%
Total of non-attributed items	7,035	8,789	-20.0%
TOTAL	**278,553**	**300,704**	**-7.4%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Grou
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY CONSOLIDATED OPERATING DATA
for the periods of 3 months
ended March 31st 2005 and March 31st 2004
(PLN'000)

ITEM	3 months ended Mar 31 2005 (unaudited data)	3 months ended Mar 31 2004 (unaudited data)	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**3,162**	**2,920**	**8.3%**
REFINERY OUTPUT			
Gasoline	699,487	620,683	12.7%
Diesel fuel	842,116	778,333	8.2%
Fuel oil (III)	148,907	120,602	23.5%
Ekoterm	457,853	442,313	3.5%
JET A-1	87,752	47,237	85.8%
LPG	58,486	47,084	24.2%
Other refining products	222,402	201,162	10.6%
TOTAL	**2,517,003**	**2,257,414**	**11.5%**
SALES OF REFINING PRODUCTS			
Gasoline	872,611	831,219	5.0%
Diesel fuel	868,667	868,879	0.0%
Fuel oil (III)	109,556	123,478	-11.3%
Ekoterm	484,962	484,364	0.1%
JET A-1	84,796	53,496	58.5%
LPG	70,042	69,670	0.5%
Other refining products	215,193	253,769	-15.2%
TOTAL	**2,705,827**	**2,684,875**	**0.8%**
PETROCHEMICALS OUTPUT			
Polyethylene	18,638	19,971	-6.7%
Polypropylene	18,765	17,971	4.4%
Ethylene	23,279	22,159	5.1%
Glycol	28,933	27,437	5.5%
Propylene	38,818	38,081	1.9%
Ammonium nitrate	133,324	118,837	12.2%
CANWIL	106,392	81,097	31.2%
Polyvinyl chloride (PVC)	51,837	60,165	-13.8%
Other petrochemical products	169,497	167,598	1.1%
TOTAL	**589,483**	**553,886**	**6.4%**
SALES OF PETROCHEMICAL PRODUCTS			
Polyethylene	26,673	28,093	-5.1%
Polypropylene	23,972	24,355	-1.6%
Ethylene	21,871	22,242	-1.7%
Glycol	29,674	25,167	17.9%
Propylene	38,539	37,430	3.0%
Ammonium nitrate	130,469	126,656	3.0%
CANWIL	91,986	85,270	7.9%
Polyvinyl chloride (PVC)	45,541	57,823	-21.2%
Other petrochemical products	156,061	154,078	1.3%
TOTAL	**564,786**	**561,114**	**0.7%**

APPENDIX VI

PKN ORLEN
SALES OF KEY PRODUCTS
for the periods of 3 months
ended March 31st 2005 and March 31st 2004
(tonnes)

Sales of light products in the Orlen Group (by volume)	3 months ended Dec 31 2005 (unaudited data)	3 months ended Dec 31 2004 (unaudited data)	% change 3 months
Wholesale of key light products, including:	**1,597,492**	**1,511,496**	**5.7%**
- Gasoline	443,267	393,614	12.6%
- Diesel fuel	584,543	580,204	0.7%
- JET A-1	84,796	53,496	58.5%
- Ekoterm	484,886	484,182	0.1%
Retail sales of engine fuels, including:	**745,518**	**751,579**	**-0.8%**
- Gasoline	429,344	437,605	-1.9%
- Diesel fuel	284,124	288,675	-1.6%
- LPG	32,050	25,299	26.7%
Total sales of fuels, including:	**2,381,078**	**2,307,628**	**3.2%**
- Engine fuels	1,896,116	1,823,264	4.0%

END

Close

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

GK/AK/826/2005

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, 07 July 2005

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's regulatory announcements from No 23/2005 to 44/2005 plus 1Q2005 figures under IFRS and FY2004 consolidated under PAS and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

Aneta Kiełbasa
Investor Relations Department

CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED ANNUAL REPORT FOR THE YEAR 2004

PLOCK, APRIL 2005

ORLEN

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)
00- 950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated Annual report SA-RS 2004

(current year)

(according to § 57. 2 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569 with further amendments)
(manufacturing, contracting, trading and service industry issuers)

For current year from 01.01.2004 to 31.12.2004
and previous year from 01.01.2003 to 31.12.2003

20 April 2005
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (abbreviated legal name)
CHEMICAL INDUSTRY (industry classification according to Securities Exchange)

09-411 (postal code)
PLOCK (location)

CHEMIKOW (street)
7 (number)

48 24 365 28 95 (phone)
48 24 365 40 40 (fax)
media@orlen.pl (e-mail)

774-00-01-454 (NIP)
610188201 (REGON)
www.orlen.pl (www)

ERNST & YOUNG AUDIT SP. Z O.O. (Auditor)
19 April 2005 (Date of opinion)

Consolidated annual report contains:

- ☒ Auditor's opinion and report on consolidated financial statements
- ☒ Letter of the President of the Management Board
- ☒ Annual consolidated financial statement
  - ☒ Introductory notes
  - ☒ Consolidated balance sheet
  - ☒ Consolidated profit and loss account
  - ☒ Consolidated movements in shareholders equity
  - ☒ Consolidated cash flow statement
  - ☒ Explanatory notes
- ☒ Management's commentary (report on activities)
- ☐ Annual consolidated financial statements according to IAS/US GAPP in case of an issuer being lease company, together with
  - ☐ Auditor's opinion on consolidated financial statements (§ 57. 2 of the above decree)

Selected financial data	PLN thousand		EUR thousand	
	2004	2003	2004	2003
I. Net sales	40 840 639	33 720 934	9 039 139	7 463 356
II. Operating profit (loss)	2 799 650	1 303 849	619 638	288 577
III. Gross profit (loss)	3 159 065	1 254 301	699 187	277 611
IV. Net profit (loss)	2 588 981	1 025 863	573 012	227 051
V. Net cash flow from operating activities	3 484 699	1 613 772	771 258	357 171
VII. Net cash flow used in investing activities	(2 238 875)	(1 245 628)	(495 524)	(275 691)
VI. Net cash flow used in financial activities	(1 102 731)	15 404	(244 064)	3 409
VIII. Net cash flow	143 093	383 548	31 670	84 889
IX. Total assets	19 005 951	16 983 391	4 659 463	4 163 616
X. Liabilities and provisions for liabilities	6 905 785	7 100 075	1 693 009	1 740 641
XI. Long term liabilities	1 791 144	1 839 284	439 114	450 915
XII. Short term liabilities	3 910 360	4 295 406	958 657	1 053 054
XIII. Shareholders equity	11 449 650	9 155 986	2 806 975	2 244 664
XIV. Share capital	534 636	534 636	131 070	131 070
XV. Number of shares	427 709 061	427 709 061	427 709 061	427 709 061
XVI. Earnings per ordinary share (PLN/EUR) for 12 months period	6,05	2,44	1,34	0,54
XVII. Diluted earnings per ordinary share (PLN/EUR)	0,00	0,00	0,00	0,00
XVIII. Net book value per share (PLN/EUR)	26,77	21,41	6,56	5,25
XIX. Diluted net book value per share (PLN/EUR)	0,00	0,00	0,00	0,00
XX. Declared (current year) or paid (previous year) dividend per share (PLN/EUR)	1,62	0,65	0,36	0,14

Financial data presented above is recalculated into EURO according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 31 December 2004 i.e. 4.0790 zloty/EUR;
- profit and loss account items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the twelve months period (1 January 2004 – 31 December 2004) i.e. 4.5182 zloty/EUR.

LETTER OF THE PRESIDENT OF THE MANAGEMENT BOARD

Dear Ladies and Gentlemen!

I have the pleasure to present to you the Annual Report summing up the operations of PKN ORLEN SA and the Orlen Group in 2004.

The results achieved by the Orlen Group in 2004 are the best in its five-year history. This accomplishment was possible thanks to the efforts of our employees and favourable market environment, i.e. high refining margins and crude prices, accompanied by a positive Brent/Ural differential. The Group's consolidated revenue rose to over PLN 40bn, and was more than 21% above the 2003 figure. Over the same time, the Group's operating profit soared by 114.7% – to PLN 2.8bn. The consolidated net profit amounted to PLN 2.6bn, and was over 152% higher than in 2003. The return on average capital employed (ROACE) reached 20%, which represents an over twofold increase above the 2003 figure.

2004 saw a 4% increase in PKN Orlen's crude oil throughput, which translated into a record-high level of capacity utilisation: 91%. The projects designed to optimise production resulted in higher white product yield (81.6%). Thanks to technological upgrades, we started to produce higher-quality fuel, surpassing the standards currently required by the European Union. Our diesel oil meets the strictest European norms regarding sulphur content, and fuel oil already complies with quality and environmental requirements which will not be in force until 2008. Thanks to our active sales policy, we managed to increase domestic wholesale by 7%, despite a 23% rise in fuel imports compared with 2003. At the end of 2004, PKN Orlen operated a retail network comprising 1,906 stations, including 1,319 company-owned sites. Our 2004 share in the market of fuel sales amounted to 28.6%, and was lower by 7 percentage points compared with 2002. The decrease in retail market share was accompanied by low fuel and LPG sales per company-owned station (2.1m in 2004). Despite this negative trend in retail sales, the number of members of our loyalty programmes increased. The number of the VITAY card holders exceeded 5m, while our FLOTA programme had 4 thousand member companies.

In 2004, as part of the process of optimising its organisational structure, the Group reduced by eight (to 80) the number of its subsidiaries, associated undertakings and undertakings in which it holds minority interests. The reduction was the effect of non-core asset disposals and mergers of some companies, including those operating on the German market.

The best financial performance among the Group's subsidiaries in 2004 was achieved by Zakłady Azotowe Anwil SA (chemical plant), whose net profit amounted to PLN 196,130 thousand. In 2004, the company initiated the last phase of technological upgrade of its PVC production line. Upon completion, Anwil will operate one of Europe's most modern integrated PVC production units. Moreover, together with its Korean partner, Anwil successfully finalised the PET granulate production project.

Strong results were also posted by Basell Orlen Polyolefins (BOP). BOP closed 2004 with a net profit of PLN 103,414 thousand. In addition to day-to-day operations, BOP's activities during the year focused on the implementation of its key investment project: within the premises of the Płock Production Plant, the company is building two installations for the production of high-density polyethylene and polypropylene with annual production capacity of 320,000 tonnes, which are to be the largest installations of such type in the world. The project was launched in 2003, and in 2004 the company completed 52% of all scheduled work. Commercial launch of the new installations is planned for the second half of 2005. BOP's project was awarded the title of "European Petrochemical Deal of Year 2003" by *Project Finance Magazine*, which proves the importance, scale and complexity of the investment.

Although established only a short time ago, the company has succeeded in obtaining the ISO 9001 quality certificate, ISO 14001 environmental certificate, and PN-N 18001 and OHSAS 18001 security certificates.

For ORLEN Deutschalnd, 2004 closed with a net loss of over PLN 83m. This poor financial performance is an outcome of the price war prevailing on the German market and shrinking retail margins. The German network of PKN Orlen in its current form and size is unable to operate efficiently under intensely competitive conditions or benefit from economies of scale. For this reason, the Management Board of PKN ORLEN SA is considering increasing the market share to 10% through new station

acquisitions, or exiting the German market if no promising solutions or opportunities are identified.

In line with market trends, in 2004 Rafineria Trzebinia SA, a refinery representing part of the Group's core assets, was the first in Central Europe to launch a complex installation for the production of methyl ester, plant oils, and pharmaceutical glycerine. Pure methyl ester is suitable for application in the Polish bio-fuel industry and can also be exported to EU countries.

Last year, the Management Board of PKN Orlen, together with KGHM Polska Miedź SA and Polskie Sieci Elektroenergetyczne SA, took steps aimed at floating Polkomtel SA shares on the public and stock markets. The Polish shareholders of Polkomtel SA signed an agreement under which they undertook to simultaneously introduce the shares into trading by September 30th 2005.

Our efforts to identify new business opportunities bore fruit: in April 2004 PKN Orlen won the tender for 62.99% of shares in Unipetrol a.s. – the largest player in the Czech fuel and petrochemicals sector. In order to effectively acquire the shares, it was necessary to carry out certain preparatory activities and comply with formal requirements. One of the material conditions precedent to the share purchase agreement for the Unipetrol a.s. stake was satisfied in October 2004 – none of the existing shareholders in Ceska Rafinerska a.s. exercised their pre-emptive rights. December 2004 saw the fulfilment of another condition precedent contained in the agreement, namely the European Commission issued a decision confirming that no public assistance was involved in the transaction. In March 2005, an official notification of the purchase of Unipetrol shares was filed. This step was necessary to meet the last of the contractual conditions precedent, according to which we had to obtain the consent of the competent anti-trust authority of the European Commission. Smooth integration of the Orlen Group companies with Unipetrol and achievement of related synergies are particularly important to us. We expect that the effects of these actions will enable us to create a platform for further investments in the Czech Republic.

In the fourth quarter of 2004, the newly-appointed Management Board started to work on the Company's strategy. We were guided by the expectations of the capital market and the broadly understood environment of the Orlen Group. The "Value Creation Strategy for 2005–2009", approved by the Supervisory Board in February

2005, is based on the Company's new mission statement, which reads: " *Aiming to become the regional leader we ensure long-term value creation for our shareholders by offering our customers products and services of the highest quality. All our operations adhere to 'best practice' principles of corporate governance and social responsibility, with a focus on care for our employees and the natural environment.*"
The strategy defines three key elements which are to support achievement of our financial targets: internal strengthening and improved operating efficiency, development of core business on home markets, and active search for business opportunities on new markets. The strategy also provides for the Group's EBITDA of at least PLN 6bn in 2009. Assuming general economic conditions comparable to those prevailing in 2004, the 2009 EBITDA should amount to PLN 7.9bn, which would mean a twofold improvement of the Company's operational efficiency. If the general economic environment in 2004 is comparable with the situation prevailing in 2005, we project a minimum 14% rise in EBITDA already in 2005. The Group's average annualised ROACE projected for 2009 is to reach 17.5%.

Our acquisition plans will focus on markets with high growth potential. The purpose of investment projects is to strengthen our core business and contribute to our regional leadership. All investment projects will be subject to a thorough financial screening, which will include an analysis in terms of feasibility of achieving the assumed long-term ROACE. We will also test their sensitivity to various macroeconomic scenarios.

An important element of the strategy is the possible upstream expansion by 2009. Such a decision is being considered from two perspectives: security of crude oil supplies and profitability of the investment projects directly related to supplies.

Secure crude supply for both the Parent Company and the Group is an extremely vital issue. PKN Orlen's technical capabilities support processing of crude oil not only from Russia, but also from other sources worldwide. Despite the perturbations experienced by one of our existing suppliers, the measures we took eliminated any threat to supplies security.
The new Management Board has also taken immediate steps with a view to improving the Company's operational efficiency and transparency. The newly established IT and Cost Management Division is responsible for such tasks as the

preparation of a new cost savings programme and development of a centralised procurement system, to be ultimately implemented also at all member undertakings of the Group. We have also initiated work on enhancing the management of the Group and its effective restructuring, as well as on implementation of new human resources management methods. With this objective in mind, we are planning to introduce a segment management system, which will encompass all key areas of the Company's and the Group's operations.

The Management Board of PKN Orlen headed by me started its work at a time when circumstances with negative bearing on PKN Orlen's future were particularly visible. The uncertainty regarding regional consolidation plans, the shareholder conflict, the appointment and work of the Investigation Commission, and first of all the then-observed widespread political influence on the Company, were circumstances we had to face. Among the internal factors, the lack of corporate governance and transparency in management, as well as unethical conduct, proved the most acute problems. We took decisive steps aimed at building PKN ORLEN's new image, by pursuing an open information policy, both externally and internally. We want the Company to recover its good name and regain the respect and trust of the Shareholders, Customers and Employees. This is what is deserved, in the first place, by PKN Orlen's Employees, who have been with the Company for years and are strongly committed to their work.

In order to achieve our goals, we have initiated changes in PKN Orlen's organisational culture. The basis for building a new corporate culture will be a code of conduct. We want each and every employee to identify with the code's rules. However, it should be remembered that it is a long-term process, involving significant changes in the human resources management systems with respect to employee assessment, remuneration and motivation.

In January 2005 PKN Orlen adopted the corporate governance principles proposed by the Warsaw Stock Exchange. We also want the Group's member undertakings to be encompassed by these rules. We have also signed the worldwide initiative "Partnership Against Corruption", thus undertaking not to tolerate any corruptive actions.

Dear Ladies and Gentlemen!

In terms of technology, the Płock Production Plant ranks among the top ten European refineries. Our presence on the Common Market enables us to benefit from this fact. However, it concurrently imposes on us additional costs related to participation in the European energy and environmental security systems. PKN ORLEN's future depends on our ability to successfully face the conditions currently prevailing on the regional market. I am positive that the implementation of our new strategy will help us achieve the position of the regional leader and ensure the expected growth in the shareholder value.

Our Shareholders approve of the actions we have undertaken thus far, which is confirmed by repeated rises in our share price. From the appointment of the new Management Board on October 18th 2004 to the end of the first quarter of 2005, the PKN ORLEN stock rose by 31.9%, while the WIG 20 index grew by 11.8%.

We were very pleased at the news that *Gazeta Giełdy PARKIET* considered PKN ORLEN shares to be "The Best Investment in a WIG 20 Company in 2004".

I would like to thank all the Orlen Group employees for their everyday efforts contributing to the value of our Company. I would also like to thank the Supervisory Board for its hard work, support and trust, enabling the Management Board to carry out its mission.

The challenges ahead of us are the strategic tasks set for 2005 and subsequent years. We count on further support from the Shareholders, Supervisory Board and Employees, as well as on a kind approach and loyalty of our Customers.

Igor Chalupec
President of the Management Board
PKN ORLEN SA

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have audited the accompanying consolidated financial statements for the year ended 31 December 2004 of the capital group of PKN ORLEN S.A. (the "Group") with its registered office in Plock at Chemikow St. 7, containing:

   - the introduction to the consolidated financial statements,
   - the consolidated balance sheet as at 31 December 2004 with total assets amounting to 19,005,951 thousand zlotys,
   - the consolidated profit and loss account for the period from 1 January 2004 to 31 December 2004 with a net profit amounting to 2,588,981 thousand zlotys,
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2004 to 31 December 2004 with a net increase in shareholders' equity amounting to 2,319,761 thousand zlotys,
   - the consolidated cash flow statement for the period from 1 January 2004 to 31 December 2004 with a net cash inflow amounting to 143,093 thousand zlotys and
   - the additional notes and explanations.

   The format of the accompanying consolidated financial statements for the year ended 31 December 2004 ("the accompanying consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information provided by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness[1] of the accompanying consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility was to audit the accompanying consolidated financial statements and to express an opinion whether, based on our audit, these consolidated financial statements present truly and fairly[2] the financial position and financial result of the Group.

3. We conducted our audit of the consolidated financial statements in accordance with the following regulations being in force in Poland:

   - chapter 7 of the Accounting Act, dated 29 September 1994 (the "Accounting Act"),
   - the auditing standards issued by the National Chamber of Auditors,

   in order to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement. In particular, the audit included examining, to a large extent on a test basis, documentation supporting the amounts and disclosures in the consolidated financial statements. The audit also included assessing the accounting principles adopted and used by the Group and significant estimates made by the Management of the holding company, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audit

---

[1] Translation of the following expression in Polish: "*rzetelność, prawidłowość i jasność*"

[2] Translation of the following expression in Polish: "*rzetelne, prawidłowe i jasne*"

has provided a reasonable basis to express our opinion on the consolidated financial statements treated as a whole.

4. In our opinion, the accompanying consolidated financial statements, in all material respects:

   - present truly and fairly all information material for the assessment of the results of the Group's operations for the period from 1 January 2004 to 31 December 2004, as well as its financial position[3] as at 31 December 2004;
   - have been prepared in accordance with the accounting principles specified in the Accounting Act referred to above and the regulations issued based on that Act;
   - is in accordance with the Accounting Act referred to above and the regulations issued based on that Act and the Company's articles of association that affect their content.

5. Without qualifying our opinion, we draw attention to the following issues:

   (a) In 2004 the Act dated 12 December 2003 on Amendments to the Corporate Code and certain other acts ("the Act amending CC"), came into effect, which, among other things, changed provisions of the Accounting Act. On the basis of Art. 6 of the Act amending CC, the Holding Company's Management decided to apply the amendments to provisions of the Accounting Act in the consolidated financial statements for the year ended 31 December 2003 and made appropriate changes to the Group's accounting policies. The impact of these changes on the consolidated financial statements is presented in note 63 to the accompanying consolidated financial statements.

   (b) As presented in note 47c to the accompanying consolidated financial statements, there is a tax inspection underway in Rafineria Trzebinia S.A. This inspection is being carried out by the Tax Inspection Office in Krakow and its scope includes verification of excise tax and value added tax calculations and payments for the years 2002 and 2003. The results of this tax inspection and its potential impact on the accompanying consolidated financial statements are unknown as of the date of this opinion. Additionally on 5 April 2005, as a result of the proceeding carried out by the Custom Office, Rafineria Trzebinia S.A. received decisions issued by the Director of Custom Office in Krakow in which additional excise tax liability was set for the period May-June 2004 for the total amount of approximately PLN 60 million which were appealed by the company. As presented in the above note, as at the date of this opinion the final results of the above proceedings and their potential impact, as well as any potential impact of extending the above proceedings to the other periods, on the accompanying consolidated financial statements are not known.
   As presented in notes 47c, 47n and 47o to the accompanying consolidated financial statements Supervisory Boards of Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A. and ORLEN Oil Sp. z o.o. passed resolutions on performing tax reviews and forensic procedures. As presented in the above notes as at the date of this opinion the above procedures were not finalized and their potential impact on the accompanying consolidated financial statements is not known.

6. We have read the Report by the Management Board on the Group's Activities for the period from 1 January 2004 to 31 December 2004 and the Rules for Preparing Annual Consolidated Financial Statements ("Directors' Report") and conclude that the information derived from the accompanying consolidated financial statements reconciles with the consolidated financial

[3] Translation of the following expression in Polish: "*sytuacja majątkowa i finansowa*"

statements. The information included in the Directors' Report corresponds with rules prescribed by the Decree on current and periodic information.

Certified Auditor
No 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.,
ul. Emilii Plater 53,
00-113 Warszawa
No. 130

Lukasz Zalicki

Jacek Hryniuk
Certified Auditor No 9262/6958

CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2004

PLOCK, APRIL 2005

(in PLN thousand)

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information about Capital Group

The Dominant Company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, Chemikow Str. 7 (further referred to as the "Dominant Company", "Company" or "PKN ORLEN").

The Dominant Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. On 26 July 2002 the changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw, were introduced.

On 19 May 1999 General Meeting of Shareholders of the Dominant Company adopted a resolution on merger of the Dominant Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Dominant Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Dominant Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Dominant Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Dominant Company on 31 December 2004 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Series D	7,531,924	9,414,905.00
	---------	-----------
Total	427,709,061	534,636,326.25
	==========	============

In accordance with the Resolution of the Ordinary General Meeting of Shareholders of the Company No. 8/99 dated 19 May 1999 as the result of incorporation of CPN by the Company, the scope of activities of the Company was changed. According to the Articles of Association which was approved by the Ordinary General Meeting of Shareholders dated 19 May 1999 with its last changes resulting from the contest of the uniform text of the Articles of Association accepted by the resolution of the PKN ORLEN's Supervisory Board dated 17 September 2004 including changes to the Articles of Association introduced to the commercial register of the District Court for the capital city of Warsaw, XXI Economic Department of the National Register Court, according to the decision dated 2 September 2004 Act No. WA.XXI NS-REJ KRS/18662/04/ the Company's activity includes:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods,

- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including land transport, rail transport, water and pipeline transport,
- storage of crude oil and liquid gas, creation and management of oil stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, oil stations and means of transport,
- metal production and manufacturing of plastic raw materials,
- operation of gas stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stakes in domestic and foreign trade,
- activities in the area of education, professional schooling and internal human capital services,
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing,
- financial agency services including receipt of money orders and transference of liabilities to cheque drawers
- providing services in respect of the clearance of electronic fuel cards
- activities from the branch of geodesy and cartography
- crude oil exploration
- natural gas exploration
- manufacturing of prefabricated buildings of metal excluding service activities
- production of metal construction excluding service activities
- service in respect of installing metal constructions
- performance of general civil work relating to building construction
- performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines
- performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines
- performance of general civil work in the area of mining and production.

The activity of the Company is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The Capital Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.
Within the basic activity of the Company there are two business segments: refining and chemical.

The Refining and Marketing Segment consists of crude oil processing and wholesales and retail sales of refinery products comprising mainly fuels. The Chemical Segment comprises production and sales of petrochemicals.

The Capital Group consists among others of:

- The capital group of Rafineria Trzebinia S.A. producing fuels, lubricants, industrial oils and paraffin,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, oils and re-processing of used oils,
- The capital group of Anwil S.A., the major client for ethylene from the Dominant Company, producing mainly fertilisers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A. mining and producing industrial brine and vacuum salt as well as storing of crude oil and fuels,
- The capital group of SHIP – SERVICE S.A. ship servicing in sea ports, loading and storing of goods,
- A company in Germany, ORLEN Deutschland, concentrated on liquid fuels trading,
- ORLEN Asfalt Sp. z o.o. producing and processing of crude oil refining products,
- Companies engaged in trading and distribution of refinery products.

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading of crude oil imported by sea.

The Company jointly controls Basell ORLEN Polyolefins Sp. z o.o., producer and seller of polyolefins.

The Dominant Company controls its subsidiaries, jointly controls its joint ventures and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 31 December 2004 was the following::

- Jacek Bartkiewicz – President of the Supervisory Board
- Krzysztof Zyndul - Vice-President of the Supervisory Board
- Ireneusz Wesolowski - Secretary of the Supervisory Board
- Raimondo Eggink - Member of the Supervisory Board
- Maciej Gierej - Member of the Supervisory Board
- Krzysztof Lis - Member of the Supervisory Board
- Malgorzata Okonska-Zareba - Member of the Supervisory Board
- Piotr Osiecki - Member of the Supervisory Board
- Michal Stepniewski – Member of the Supervisory Board.

During the year 2004 the following changes in composition of the Supervisory Board have taken place:

On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of PKN ORLEN.

On 2 April 2004 Grzegorz Mroczkowski was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury. Simultaneously, Maciej Kruk was appointed to the Supervisory Board of PKN ORLEN. Subsequently on 8 April 2004 Maciej Kruk was dismissed from the

(in PLN thousand)

position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury and simultaneously Janusz Zielinski was appointed to the Supervisory Board of the Company.

On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the position of Member of the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supevisory Board.

On 22 April 2004 Krzysztof Kluzek resigned from its position in the Supervisory Board of PKN ORLEN. Simultaneously the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the Member of the Management Board.

On 11 June 2004 Marian Czekanski resigned from the position of Member of the Supervisory Board of PKN ORLEN. The reason for resignation was the appointment of Marian Czekanski for the position of the Minister of Health.

On 24 June 2004 the Management Board of PKN ORLEN informed that according to the article 8 Act 1 of the Articles of Association of the Company, the Ministry of State Treasury on 24 June 2004 dismissed Janusz Zielinski from the position of Member of the Supervisory Board of PKN ORLEN. Simultaneously on 24 June 2004 Michal Stepniewski was appointed to the Supervisory Board.

On 24 June 2004, the Ordinary Shareholders Meeting of PKN ORLEN appointed Janusz Zielinski to the Supervisory Board of PKN ORLEN.

On 28 July 2004 Jacek Walczykowski resigned from the position of the Vice President and member of Supervisory Board of PKN ORLEN. Simultaneously Jacek Walczykowski was appointed to the position of the President of the Mangement Board.

On 5 August 2004 the Management Board of PKN ORLEN announced, that Andrzej Wieczorkiewicz resigned from the position of Member of the Supervisory Board of PKN ORLEN.

On 5 August 2004 the Extraordinary Shareholders Meeting dismissed from the position of Member of the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and simultaneously appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

Due to tragic death of Krzysztof Lis on 31 January 2005 and resignation of Krzysztof Zyndul on 30 March 2005 from the position of the Member of the Supervisory Board of PKN ORLEN as at the date of the preparation of the financial statements the Supervisory Board of PKN ORLEN acts in the composition of seven persons.

The composition of the Supervisory Board of PKN ORLEN as of the day of preparation of the consolidated financial statements was the following:

- Jacek Bartkiewicz – President of the Supervisory Board
- Ireneusz Wesolowski - Secretary of the Supervisory Board
- Raimondo Eggink - Member of the Supervisory Board
- Maciej Gierej - Member of the Supervisory Board
- Malgorzata Okonska-Zareba - Member of the Supervisory Board
- Piotr Osiecki - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 31 December 2004 was the following:

- Igor Chalupec - President of the Management Board, General Director (CEO),
- Janusz Wisniewski - Vice-President of the Management Board, Operating Director (COO),

(in PLN thousand)

- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director (CHO),
- Wojciech Heydel - Vice-President of the Management Board, Retail Sales Director (CMO),
- Cezary Smorszczewski - Vice-President of the Management Board, Capital Investments and Capital Group Director (CIO),
- Jan Maciejewicz - Vice-President of the Management Board, Cost Management and IT Director (CCO),
- Pawel Szymanski - Member of the Management Board, Chief Financial Officer (CFO),

There were the following changes in the composition of the Management Board in 2004:

On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board.

On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation became effective on the date of appointment of a new President of the Management Board by the Supervisory Board.

On 29 July 2004 the Supervisory Board of PKN ORLEN appointed Jacek Walczykowski to the position of the President of the Management Board. On 29 July 2004 Jacek Walczykowski resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN and from the position of Vice-President and Member of the Management Board of Nafta Polska S.A.

On 16 August 2004 the Supervisory Board of PKN ORLEN dismissed Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN – General Director. The resolution was taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN took unanimously a resolution to entrust Janusz Wisniewski, Vice-President of the Management Board of PKN ORLEN, with the entitlement of the acting President of the Management Board of PKN ORLEN until appointment of a new President of the Management Board of PKN ORLEN within the procedure approved by the Supervisory Board.

On 21 September 2004 the Supervisory Board of PKN ORLEN appointed unanimously Igor Chalupec to the position of the President of the Management Board. The appointment became effective on 1 October 2004.

On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. changed composition of the Management Board. The Supervisory Board of PKN ORLEN S.A. accepted resignations received on 18 October 2004 of:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN effective on 18 October 2004,
- Slawomir Golonka and Jacek Strzelecki from the positions of Vice-Presidents of the Management Board of PKN ORLEN effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN appointed to the current term of the Management Board:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 Novemebr 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

The composition of the Management Board of PKN ORLEN as at the day of preparation of the financial statements was as following:

- Igor Chalupec - President of the Management Board, General Director (CEO),
- Janusz Wisniewski - Vice-President of the Management Board, Operating Director (COO),

- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director (CHO),
- Wojciech Heydel - Vice-President of the Management Board, Retail Sales Director (CMO),
- Cezary Smorszczewski - Vice-President of the Management Board, Capital Investments and Capital Group Director (CIO),
- Jan Maciejewicz - Vice-President of the Management Board, Cost Management and IT Director (CCO),
- Pawel Szymanski - Vice-President of the Management Board, Chief Financial Officer (CFO).

(in PLN thousand)

THE CAPITAL GROUP'S CHART BY SEGMENTS

REFINING & MARKETING SEGMENT

ORLEN Gaz Sp. z o.o 100.00%	Capital Group ORLEN PetroProfit Sp. z o.o. 100.00%	ORLEN PetroTank Sp. z o.o. 90.00%	ORLEN PetroCentrum Sp. z o.o 100.00%	Petrolot Sp. z o.o. 51.00%	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. 52.00% in liquidation	ORLEN Deutschland AG 100.00%
Capital Group Rafineria Trzebinia S.A. 77.07%	ORLEN PetroZachod Sp. z o.o. 51.83%	Capital Group Rafineria Nafty Jedlicze S.A. 75.00%	ORLEN Asfalt Sp. z o.o. 100.00%	Capital Group ORLEN Oil Sp. z o.o. 95.52%	Capital Group SHIP - SERVICE S.A. 60.86%	ORLEN Morena Sp. z o.o. 100.00%

CHEMICAL SEGMENT

Capital Group Zaklady Azotowe "Anwil" S.A. 76.27%	BASELL ORLEN POLYOLEFINS Sp. z o.o. 50.00%

OTHER OPERATIONS

Motell Sp. z o.o. 35.00%	ZAWITAJ Swinoujscie Sp. z o.o. 100.00%	Naftoport Sp. z o.o. 48.71%	IKS SOLINO S.A. 70.54%	Petrotel Sp. z o.o. 80.65%	WISLA Płock Sportowa SA 100.00%	Zespol Wypoczynkowy Mazowsze Łeba- Ulinia Sp. z o.o. 100.00%	ORLEN Medica Sp. z o.o. 100.00%	D.W. Mazowsze Sp. z o.o. 98.73%
POILEN Sp. z o.o. 24.99%	ORLEN Projekt S.A. 51.00%	ORLEN Ochrona Sp. z o.o. 100.00%	Zakład Budowy Aparatury S.A. 96.57%	ORLEN Laboratorium Sp. z o.o. 94.94%	ORLEN Automatyka Sp. z o.o. 52.42%	ORLEN KolTrans Sp. z o.o. 99.85%	ORLEN Transport Płock Sp. z o.o. 97.59%	Serwis Nowa Wies Wielka Sp. z o.o. 99.32%
ORLEN Powiernik Sp. z o.o. 100.00%	ORLEN Wir Sp. z o.o. 51.00%	ORLEN Budonaft Sp. z o.o. 100.00%	Centrum Komercjalizacji Technologii Sp. z o.o 100.00%	ZUD Sp. z o.o. 99.94%	SAMRELAKS Mąchocice Sp. z o.o. 100.00%	B.H.T. Dromech S.A. in liquidation 81.14%		Serwis Mazowsze Sp. z o.o. 88.50%
ORLEN Transport Olsztyn Sp. z o.o. 94.84%	Chemiepetrol GmbH 20.00%	ORLEN EKO sp. z o.o. 100.00%	ORLEN Transport Szczecin Sp. z o.o. 99.56%	ORLEN Transport Kedzierzyn - Kozle Sp. z o.o. 94.28%	ORLEN Transport Slupsk Sp. z o.o. 97.06%	ORLEN Transport Krakow Sp. z o.o. 98.41%		ORLEN Transport Nowa Sol Sp. z o.o. 96.79%
Petromor Sp. z o.o. 51.31%	Centrum Edukacji Sp. z o.o. 69.43%	Plocki Park Przemyslowo Technologiczny S.A. 50.00 %						

Consolidated entities as at 31 December 2004

(in PLN thousand)

B. The entities of PKN ORLEN Group

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control or significant influence	Year of including to consolida-tion
1.	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH and ORLEN Deutschland GmbH)	Assets management Liquid fuels trading	HRB 2300 Amtsgericht Elmshorn	503,803	-	100.00%	Subsidiary	Full method	06.12.2002	2003
2.	ORLEN GAZ Sp. z o.o. – Plock [1]	Liquid gas trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.00%	Subsidiary	Full method	15.12.1995	1998
3.	ORLEN PetroCentrum Sp. z o.o. – Plock	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.00%	Subsidiary	Full method	24.09.1996	1997
4.	ORLEN Medica Sp. z o.o. – Plock	Medical activity	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.00%	Subsidiary	Full method	24.11.1997	2000
5.	ORLEN Budonaft Sp. z o.o. – Krakow	Building and repair services	District Court for Krakow – Srodmiescie in Krakow, IX Economic Department of KRS (National Court Register)	3,795	-	100.00%	Subsidiary	Full method	02.01.1997	2000
6.	ORLEN Powiernik Sp. z o.o.	Custodian and other services for PKN ORLEN S.A.	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25	-	100.00%	Subsidiary	Full method	19.07.2000	2000
7.	ORLEN Morena Sp. z o.o. – Gdansk	Wholesale of vehicles' spare parts, wholesale and retail sale of fuels	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	11,254	-	100.00%	Subsidiary	Full method	10.09.2001	2002
8.	ORLEN PetroProfit Sp. z o.o. – Niemce (consolidated financial statements) [2]	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	19,286	-	100.00%	Subsidiary	Full method	14.09.1995	1996
9.	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.) - Plock	Production and processing of crude oil products	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	60,635	-	82.46%	Subsidiary	Full method	19.06.1996	1996
10.	ORLEN KolTrans Sp. z o.o. Plock	Transport, dispatching, managing oil containers, liquid fuels and oil trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.85%	Subsidiary	Full method	13.12.2000	2000
11.	ORLEN Transport Szczecin Sp. z o.o. – Szczecin	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.56%	Subsidiary	Full method	15.06.2000	2000
12.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	District Court in Krakow Srodmiescie, XI Economic Department of KRS (National Court Register)	12,267	-	98.41%	Subsidiary	Full method	05.06.2000	2000

(in PLN thousand)

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control or significant influence	Year of including to consolidation
13.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	District Court for Krakow Srodmiescie, XI Economic Department of KRS (National Court Register)	12,256	-	98.32%	Subsidiary	Full method	05.06.2000	2000
14.	ORLEN Transport Slupsk Sp. z o.o. – Slupsk	Transport services	District Court in Gdansk, XVI Economic Department of KRS (National Court Register)	8,389	-	97.06%	Subsidiary	Full method	23.06.2000	2000
15.	ORLEN Transport Nowa Sol Sp. z o.o. – Nowa Sol	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,766	-	96.79%	Subsidiary	Full method	09.06.2000	2000
16.	Zaklad Budowy Aparatury S.A. – Plock	Industry machinery manufacturing	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,383	-	96.57%	Subsidiary	Full method	27.10.1998	1999
17.	ORLEN OIL Sp. z o.o. – Krakow (consolidated financial statements)[2, 5]	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	86,870	-	95.52%	Subsidiary	Full method	27.08.1998	1999
18.	ORLEN Laboratorium Sp. z o.o. - Plock	Laboratory services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	9,413	-	94.94%	Subsidiary	Full method	13.02.2003	2003
19.	ORLEN Transport Olsztyn Sp. z o.o. – Olsztyn	Transport services	District Court in Olsztyn, VIII Department of KRS (National Court Register)	8,027	-	94.84%	Subsidiary	Full method	29.05.2000	2000
20.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	10,300	-	94.28%	Subsidiary	Full method	29.05.2000	2000
21.	ORLEN PetroTank Sp. z o.o. – Widelka	Liquid fuels trading	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	36,246	-	90.00%	Subsidiary	Full method	09.04.1996	1996
22.	Petrotel Sp. z o.o. – Plock	Telecommunication services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	6,613	-	88.65%	Subsidiary	Full method	14.08.1997	2000
23.	Rafineria Trzebinia S.A. – Trzebinia (consolidated financial statements) [2]	Production activity, crude oil processing and sale of fuels and oils	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	74,503	-	77.07%	Subsidiary	Full method	27.10.1997	1997
24.	Anwil S.A. – Wloclawek (consolidated financial statements) [2]	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	176,200	-	76.27%	Subsidiary	Full method	05.09.1995	1996
25.	Rafineria Nafty Jedlicze S.A. – Jedlicze (consolidated financial statements) [2]	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.00%	Subsidiary	Full method	01.01.1999	1999
26.	Inowroclawskie Kopalnie Soli „SOLINO" S.A. – Inowroclaw	Industrial brine production, trade and service activity	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	17,560	-	70.54%	Subsidiary	Full method	28.09.1996	1997
27.	SHIP – SERVICE S.A.– Warszawa (consolidated financial statements) [2]	Ship servicing in sea ports, loading of goods	District Court in Szczecin, XVII Economic Department of KRS (National Court Register)	22,800	-	60.86%	Subsidiary	Full method	30.09.2002	2002
28.	ORLEN Automatyka Sp. z o.o. - Plock	Repair services for automatic	District Court in Plock Economic Department (Economic	1,258	-	52.42%	Subsidiary	Full method	30.04.1999	2001

(in PLN thousand)

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control or significant influence	Year of including to consolida-tion
		divisions	Department)							
29.	ORLEN PetroZachod Sp. z o.o. – Poznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.83%	Subsidiary	Full method	19.01.1998	1999
30.	Petrolot Sp. z o.o. – Warszawa	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.00%	Subsidiary	Full method	07.01.1997	1997
31.	ORLEN Projekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.00%	Subsidiary	Full method	28.05.1998	2000
32.	ORLEN Wir Sp. z o.o. - Plock	Repair services for spinning machinery division	District Court in Plock Economic Department (Economic Department)	816	-	51.00%	Subsidiary	Full method	01.10.1999	2001
33.	BASELL ORLEN POLYOLEFINS Sp. z o.o. – Plock[1]	Production, distribution and sales of polyolefins	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	453,699	440,009	50.00%	Joint Venture	Equity method	19.12.2002	2003
34.	Naftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, maintenance of reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	52,017	48.71%	Associated	Equity method	17.07.1991	1996
35.	Chemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and derivative goods	HRB 33084 Amtsgericht Hamburg	397	774	20.00%	Associated	Equity method	28.04.1993	1996

[1] ORLEN Gaz Sp. z o.o. possesses 51,60% in Petrogaz Wroclaw Sp. z o.o. Mentioned entity is consolidated by the Dominant Company with full method.
[2] Complete listing of companies consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A. , ORLEN Oil Sp. z o.o., SHIP-SERVICE S.A. is presented in Note 5.
[3] ORLEN Transport Plock possesses 94.50% in ORLEN Transport Warszawa Sp. z o.o., 96.40% in ORLEN Transport Poznan Sp. z o.o. All mentioned entities are consolidated by the Dominant Company with full method.
[4] % share in the Company possesses: Dominant Company – 82.46%, Rafineria Trzebinia S.A. – 17.54%.
[5] % share in the company possesses: Dominant Company – 47.21%, Rafineria Trzebinia S.A. – 43.84%, Rafineria Nafty Jedlicze S.A. – 4.47%.

The significant stakes of the third parties in the consolidated Group companies:

Rafineria Trzebinia S.A.: 9.18 % Tresury State, 13.75% other.
Anwil S.A.: 5% Tresury State; 18.73% other.
Rafineria Nafty Jedlicze S.A. : 10% Tresury State; 15% natural persons.
Inowroclawskie Kopalnie Soli „SOLINO" S.A.: 25.20% Tresury State; 4.26% other.
SHIP – SERVICE S.A : 22.23% natural persons; PORTA BALTIC SERVICE SA 4.95%; BRENDS Sp. z o.o. 4.35%.
ORLEN PetroZachod Sp. z o.o.: 48.17% BGW Wielobranzowe Przedsiebiorstwo Handlowe.
Petrolot Sp. z o.o.: 49% PLL LOT SA.

(in PLN thousand)

b) Unconsolidated subsidiaries and associates

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net profit for first half of 2004
1.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	1,620	4,644	(543)
2.	ZAWITAJ Swinoujscie Sp. z o.o. – Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	1,985	3,293	44
3.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	2,459	2,994	49
4.	ORLEN Eko Sp. z o.o. - Plock	Waste management, processing of nonmetal waste, retail sale sof fuel	100.00%	100.00%	4,462	3,613	93
5.	Wisla Plock Sportowa S.A. – Plock	Sports activity	100.00%	100.00%	18,849	5,180	1,213
6.	Centrum Komercjalizacji Technologii Sp. z o.o. – Plock	Business and management advisory	100.00%	100.00%	354	744	(223)
7.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	38,300	13,452	2,169
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.94%	99.94%	22,621	12,951	931
9.	Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99.32%	3,510	1,874	(48)
10.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	991	1,397	(119)
11.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88.50%	6,628	2,128	(492)
12.	BHT Dromech S.A. w likwidacji – Warszawa	Containers and tanks production	81.14%	81.14%	*	*	*
13.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	6,197	2,481	85
14.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w likwidacji – Nowa Brzeznica	Liquid gas sale	52.00%	52.00%	*	*	*
15.	Petromor Sp. z o.o. – Gdansk	Storing of goods for resale	51.31%	51.31%	113	2,137	(231)
16.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock	Trade and distribution of gas	100.00%	100.00%	2,563	1,515	407

(in PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net profit for first half of 2004
17.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka near Koszalin	Agricultural company	100.00%	100.00%	1,384	1,792	30
18.	Hermann Eggert Mineraloelvertriebs GmbH – Elmshorn (Germany)	Stake management	100.00%	100.00%	0	357	0
19.	RAF-BIT Sp. z o.o. – Jedlicze	Information systems services	100.00%	100.00%	1,173	320	6
20.	Wecotect Trading & Consulting GmbH in liquidation – Elmshorn (Germany)	Advisory services, trade	100.00%	100.00%	*	*	*
21.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.98%	99.98%	4,660	3,029	6
22.	Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	98.54%	98.54%	2,618	2,717	13
23.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting services	88.19%	88.19%	2,671	478	0
24.	Petromont Sp. z o.o. – Niemce near Lublin	Trade and construction services	85.00%	85.00%	25,996	3,660	6
25.	PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraine)	Trade	80.00%	80.00%	**	**	**
26.	Join-Venture of Poland and Ukraine in the form of Sp. z o.o. PETRO-UKRAINA in liquidation – Lwow (Ukraine)	Used oil collection	62.00%	62.00%	*	*	*
27.	Ran-Akses Sp. z o.o. in liquidation– Szczecin	Trade	60.69%	60.69%	*	*	*
28.	Ran-Petromex Sp. z o.o. – Opole	Used oil collection	51.00%	51.00%	**	**	**
29.	Ran-Watt Sp. z o.o. in liquidation – Torun	Used oil collection	51.00%	51.00%	*	*	*
30.	Plocki Park Przemyslowo – Technologiczny S.A. - Plock	Advisory on running business	50.00%	50.00%	19	3,295	(182)
31.	Motell Sp. z o.o. – Morawica	Catering-hotel services	35.00%	35.00%	6,813	1,226	(74)

(in PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 31 December 2004	Net profit for first half of 2004
32.	POILEN Sp. z o.o. – Krakow	Construction designing services, delivery and assembling of heating and mechanical facilities	24.99%	24.99%	1	140	(259)
33.	Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)	Production, trade and services in oil industry	49.00%	49.00%	14,893	834	(59)
34	Petro Kor Sp. z o.o. - Plock	Anticorrosion services	20.00%	20.00%	1,692	2,386	24

* Entity in liquidation/bankruptcy

** Company suspended its activity

Due to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated. The data were not subject to the audit works performed by Ernst and Young Sp. z o.o.

(in PLN thousand)

C. Format and general rules of preparation of financial statements

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers the period from 1 January 2004 till 31 December 2004.

The consolidated financial statements comprises: for the balance sheet and balance sheet explanatory notes data as of as at 31 December 2004, as at 31 December 2003, for income statement, cash flow statement and income statement explanatory notes – data for the period from 1 January 2004 to 31 December 2004 and for the period from 1 January 2003 to 31 December 2003.

The accounting rules applied for financial statements for periods beginning in year 2004 and for comparable data referring to 2003 are presented in point D of the introduction to the financial statements.

In the first half year 2004 the Group did not introduce significant changes in the applied accounting policy in the comparison to the policy applied by the Company and the Capital Group in 2003, except for changes in valuation of foreign currency assets and liabilities according to changes in the Accounting Act. Since 1 January 2004 the closing rate used for reporting monetary assets and liabilities denominated in foreign currency is approximated by the average national Bank of Poland exchange rate at the end of an accounting period (NBP average). The effect of this changes was reflected in these financial statements by adjustments in the comparative data.

	Net profit	Equity
	Period from 1 January 2003 to 31 December 2003	31 December 2003
Published financial statements	1,013,649	9,129,889
Difference	12,214	26,097
Comparative data (restated)	1,025,863	9,155,986

Since 2004 the Company applies hedge accounting in relation to hedge transactions meeting certain requirements for hedge accounting, what effects in presentation of effective part of hedge in equity in the company's balance sheet as revaluation reserve until the moment it becomes realized. The applied solution do not require restatements in the opening balances 2004 and the comparative data for 2003.

The consolidated financial statements were prepared under assumption that the Company and the entities from the Capital Group will continue as a going concern for foreseeable future, being period not shorter than 12 months subsequent to 31 December 2004. As of the date of authorisation of the consolidated financial statements the Management Board states that there are no facts or circumstances, indicating any threat of Company's and significant entities from Capital Group continuation as a going concern.

D. Description of accounting polices adopted by the Capital Group

The consolidated financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 3),
- financial instruments (Note 10 and Note 46).

Accounting polices adopted by the Capital Group are presented below.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at

manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods.

Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related costs of development are reliably determined,
- technical usefulness of a product or technology has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs

increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5-10%
Plant and machinery	4.0-30%
Transportation vehicles	6.0-20%
Other tangible fixed assets	8.5-25%

Assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual usufruct rights of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic useful life.

The Group does not recognise perpetual usufruct rights of land acquired based on administrative decisions in previous periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented at the amount of net lease investment.

Real estate investments

Real estate investments comprise investments in land, buildings purchased to gain income from rent and from increase in real-estate value. Real estate used for mentioned above economical benefits but do not purchase for this reason are treated as fixed assets. Real estate investments are presented at fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements significant subordinates are fully consolidated.

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based on their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowance. Allowances are recognised on the grounds of receivables ageing either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty and fuel charge (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Held-for-trade financial assets are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Held-for-trade financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of decree on financial instruments are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,
d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

As a result of the implementation of hedge accounting in 2004 the Company presents the effective (till the moment of realization) and non-effective part of changes of fair value of financial instruments satisfying requirements of the hedge accounting and constituting instruments hedging cash flows respectively in equity and in the income statement.

Derivatives possessed by the Group, which are not accounted for as hedging instruments are classified as short term assets or short term liabilities and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are in particular: forward and futures contracts, options and swap contracts.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in which the subject derivative is embedded,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not categorised as hedging instruments..

Equity

Equity is presented in books by category in accordance with rules determined by law and the Capital Group Articles of Association.

Share capital is stated at nominal value in compliance with the statutory regulations of the Company and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from net profit distribution, transfer of revaluation reserve and share premium decreased by the shares issuance costs.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset available for sale if market price set on regulated active market exists or for which their fair value could be measured reliably as well as an influence of the effective part of the instruments hedging cash flows.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the entity is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities correspond. Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Group companies on a basis of an independent actuarial valuation. According to the Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or existing policy regarding elimination of pollution of environment or harmful items, if the amount of future expenses or losses is possible to be estimated. The Group companies periodically update the level of environmental provision based on independent expert valuations.

Loans and borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of fixed assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than its realisable value, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised cost with use of effective interest method. The difference between net inflows and maturity amount is reflected in the income statement.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded using the average National Bank of Poland exchange rate as at the balance sheet date ("NBP average").

Exchange rate gains concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning assets and liabilities denominated in foreign currencies, arising at the date of their valuation by the payments of receivables and payables, are recognised as financial income or financial costs respectively, and in the justified cases as purchase price or cost of fixed assets construction.

Method of translating financial statements of foreign entities expressed in foreign currencies

Financial statements of foreign entities are translated into Polish currency. Relevant balance sheet captions are translated using the average National Bank of Poland exchange rate as at the balance sheet date; relevant income statement captions are translated using the exchange rate being the arithmetic average of the National Bank of Poland exchange rates as published at the last day of each monthly period.

Sales revenues

The sales revenues comprise amounts due or received from sales, including excise and fuel charge, less VAT. Revenues from sales are recognised in situation when it is probable that the Group companies will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services is recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services is recognised only up to the amount of costs incurred in relation to it.
The amount of sales revenue is corrected by the totals from settlement of transactions hedging cash flows.

Operating costs

Operating costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold, goods for resale and materials includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the entities from the Capital Group general operations and their management. Selling and distribution costs are the costs incurred in relation to sales of products and goods for resale and include particularly excise tax and fuel charge related to sale of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend.

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations, as well as differed tax.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of sales of products, goods for resale and materials sold, valued at initial cost or at purchase price , increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between book values and tax values of assets and liabilities the entities of the Capital Group set up provisions and/or recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets or a group of assets controlled by the Group will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment and resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liabilities are not presented in balance sheet, however information about contingent liabilities is disclosed unless the probability of outflow of resources embodying economic benefits is insignificant.
Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and associates are presented in the financial statements. Related parties in case of the Capital Group are all entities directly or indirectly associated and entities directly or indirectly dependent and joint ventures not consolidated.

(in PLN thousand)

Investment allowance

In accordance with Decree of Cabinet dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the entities of the Group benefited from investment allowance in period 1998-2003. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of consolidated financial statements requires Management Board of the Dominant Company to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates.

E. Main captions of the consolidated financial statements calculated in EUR together with exchange rates

	2004	2003
NBP average exchange rate as at 31 December	4.0790	4.7170
Arithmetic average of 12 month exchange rates (on the basis of the rate from the last day of the month)	4.5182	4.4474
Maximum exchange rate during the period (last day of the month) - 29 February 2004 and 31 December 2003	4.8746	4.7170
Minimum exchange rate during the period (last day of the month) - 31 December 2004 and 31 January 2003	4.0790	4.1286

SELECTED FINANCIAL DATA	PLN thousand	EURO thousand	PLN thousand	EURO thousand
	01.01.2004-31.12.2004	01.01.2004-31.12.2004	01.01.2003-31.12.2003	01.01.2003-31.12.2003
I. Net sales of finished products, goods for resale and materials	40,840,639	9,039,139	33,720,934	7,463,356
II. Operating profit	2,799,650	619,638	1,303,849	288,577
III. Profit before taxation	3,159,065	699,187	1,254,301	277,611
IV. Net profit	2,588,981	573,012	1,025,863	227,051
V. Assets (as at the balance sheet date)	19,005,951	4,659,463	16,983,391	4,163,616
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	6,905,785	1,693,009	7,100,075	1,740,641
VII. Long term liabilities (as at the balance sheet date)	1,791,144	439,114	1,839,284	450,915
VIII. Short term liabilities (as at the balance sheet date)	3,910,360	958,657	4,295,406	1,053,054
IX. Shareholders equity (as at the balance sheet date)	11,449,650	2,806,975	9,155,986	2,244,664
X. Share capital (as at the balance sheet date)	534,636	131,070	534,636	131,070
XI. Number of shares (as at the balance sheet date)	427,709,061	427,709,061	427,709,061	427,709,061
XII. Net profit for the 12 month period ended 31 December 2004 per share (PLN/EUR)	6.05	1.34	2.44	0.54
XIII. Net book value per share (PLN/EUR)	26.77	6.56	21.41	5.25
XIV. Net cash flow from operating activities	3,484,699	771,258	1,613,772	357,171
XV. Net cash flow used in investing activities	(2,238,875)	(495,524)	(1,245,628)	(275,691)
XVI. Net cash flows used in financing activities	(1,102,731)	(244,064)	15,404	3,409

Selected consolidated financial data for the year 2004 and 2003 were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 31 December 2004 – 4.0790 PLN/ EUR,
- particular captions of income statement and cash flow statement– at the exchange rate being an arithmetic average of rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 31 December 2004 – 4.5182 PLN/ EURO.

(in PLN thousand)

F. Financial statements according to International Financial Reporting Standards

On 19 April 2005 the Dominant Company prepared consolidated financial statements of PKN ORLEN Group for the year ended 31 December 2004 in accordance with International Financial Reporting Standards ("IFRS"). Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets) in accordance with relevant ordinances issued by the Minister of Finance. The Company last restated its fixed assets as of 1 January 1995 to reflect the effects of inflation. The results of revaluation are shown as "Revaluation reserve", and are not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at restated cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met.
This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.
The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Property, plant and equipment" (IAS 16) since the revaluation method did not assure that the restated amount of fixed assets was approximate to their fair value.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. IFRS 1 concerns apart from entities that are the first time adopter of IFRS and also companies such as the Group of PKNORLEN, that presently apply IFRS, however in their financial statements there is a statement on incompliance with certain standards. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs.
Perpetual usufruct rights granted to companies of the Group in the past on the grounds of administration decisions meat the definition of an asset. In relation to that, in compliance with the rules of IFRS 1, they should be recognized in the financial statements of the Group according to IFRSs based on their fair value.
In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Group has not determined fair value as at 31 December 2004 as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

The Group, taking into account the complexity of the process, mainly connected with the valuation of fixed assets (fixed assets purchased in the period of hyperinflation, perpetual usufruct of lands), which will be carried out by the independent experts, was not able to assess reliably the value of certain differences. The ending of the implementation of IFRS for statutory reporting purposes is planned for the end of 2005.

Consolidated financial statements prepared under IFRS were subject to audit by auditor who issued a qualified auditor's opinion with respect to non-including hyperinflation effects in accordance with IAS 29 and rules for revaluation according to IAS 16, and also valuation of fixed assets in accordance with IFRS 1.

Due to requirements of the Accounting Act these consolidated financial statements were prepared in accordance with Polish Accounting Standards ("PAS") and accounting practices applied by companies in Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

	Net profit for the year ended 2004	Net profit for the year ended 2003
	PLN million	
PAS basis consolidated	2,589	1,026*
Distributions from profit on social activity	(4)	(4)
Capitalisation of financial costs, net of depreciation	(198)	(68)
Amortisation of CPN goodwill	(11)	(10)
IFRS treatment of negative goodwill from consolidation	16	17
Changes in accounting policies adjusted in financial statements prepared according to PAS**	26	(12)
Increase of shares in net assets of the company Anwil S.A. resulting from purchase of own shares by Anwil S.A. in order to redeem	(72)	-
Others	11	(15)
Deferred tax on the above	39	53
IFRS consolidated	2,396	987

* data were restated due to a change of the estimation of the foreign exchange rate used for presentation of monetary assets and liabilities expressed in foreign currency
** changes in accounting policy result from change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies

	Equity as at 31 December 2004	Equity as at 31 December 2003
PAS basis consolidated	11,450	9,156*
Distributions from profit on social activity	-	-
Capitalisation of borrowing costs, net of depreciation	260	458
Amortisation of CPN goodwill	51	62
IFRS treatment of negative goodwill from consolidation	(38)	(54)
Changes in accounting policies adjusted in financial statements prepared according to PAS	-	(26)
Others	10	1
Deferred tax on the above	(48)	(87)
IFRS consolidated	11,685	9,510

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies

(in PLN thousand)

a. Distribution from profit on social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in financial statements prepared in compliance with PAS, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b. Capitalisation of financial costs

According to PAS, financial costs together with foreign exchange gain and loss are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to investment projects. Financial costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
In financial statements prepared according to IFRS, the financial costs are capitalised pursuant to the allowed alternative treatment by IAS 23 "Borrowing costs".

c. Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees, which is depreciated during 10 years.
For the purposes of the consolidated financial statements according to PAS the incorporation, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d. IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amendment of the Accounting Act, i.e. before 2002, negative goodwill from consolidation was written off by the Company to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is and has been earlier written off in the period being a weighted average of economic useful life of acquired and depreciatable assets.

In accordance with MSSF 3 negative goodwill from such transactions concluded after 31 March 2004 is recognized in income statement.

e. Increase of shares in net assets of Anwil S.A.

As a consequence purchasing in 2004 by Anwil S.A. own shares in order to redeem there was an increase of shares of the Company in net assets of Anwil S.A. by 8,21%. The transaction was recognized in total as other financial income in the amount of PLN 71,183 thousand. According to IFRS 3 the transaction was presented as a decrease of minority interest in correspondence to the result of the previous years.

f. Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax and fuel charge charged by PKN ORLEN and other entities of the Group on the products subject to excise tax and fuel charge and included in realised revenues.

For the purpose of IFRS financial statements, the amount of excise tax and fuel charge calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amounts of PLN 10,276 millions during the 12 month period ended 31 December 2004 and PLN 9,309 millions during the 12 month period ended 31 December 2003.

g. Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

h. Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under IFRS.

(in PLN thousand)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

ASSETS

	Note	31 December 2004	31 December 2003
I. Fixed assets		10 711 328	10 622 416
1. Intangible assets, including:	1	77 034	93 208
- goodwill		101	10 211
2. Goodwill on consolidation of subordinated entities	2	16 392	20 856
3. *Tangible fixed assets*	3	9 367 686	9 294 519
4. Long term receivables	4	8 794	18 084
4.1. From subordinated entities		1 225	1 402
4.2. From other entities		7 569	16 682
5. Long term investments	5	1 072 409	1 023 346
5.1. Real estates		-	-
5.2. Intangible assets		-	-
5.3. Long term financial assets		1 072 409	1 023 346
a) in related entities, including:		534 849	489 816
- shares in subordinated entities accounted for on an equity basis		505 356	455 749
- shares in unconsolidated subsidiary entities companies and joint venture entities		29 493	34 067
b) in other entities		537 560	533 530
5.4. Other long term investments		-	-
6. Long term prepayments, deferred costs and deferred tax asset	6	169 013	172 403
6.1. Deferred tax assets		42 204	15 120
6.2. Prepayments and deferred costs		126 809	157 283
II. Current assets		8 294 623	6 360 975
1. Inventories	7	3 258 477	3 041 411
2. Short term receivables	8,9	2 832 395	2 231 228
2.1. From related entities		138 346	118 375
2.2. From other entities		2 694 049	2 112 853
3. Short term investments	10	1 985 534	718 310
3.1. Short term financial assets		1 985 336	717 809
a) *in related entities*		410	-
b) in other entities		1 277 763	156 049
c) cash and cash equivalents		707 163	561 760
3.2. Other short term investments		198	501
4. Short term prepayments and deferred costs	11	218 217	370 026
Total assets		19 005 951	16 983 391

(in PLN thousand)

LIABILITIES	Note	31 December 2004	31 December 2003
I. Shareholders equity		11 449 650	9 155 986
1. Share capital	13	534 636	534 636
2. Unpaid share capital (negative value)		-	-
3. Own shares (negative value)	14	-	-
4. Capital reserve	15	7 285 408	6 468 021
5. Revaluation reserve	16	709 669	674 685
6. Other capital reserves	17	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities		(6 767)	62 366
8. Undistributed profit from previous years		284 247	336 939
9. Net profit	39	2 588 981	1 025 863
10. Distribution from profit during financial year (negative value)	18	-	-
II. Minority interests	19	376 905	425 961
III. Negative goodwill on subordinated entities	20	273 611	301 369
IV. Liabilities and provisions for liabilities		6 905 785	7 100 075
1. Provisions for liabilities	21	1 081 098	828 715
1.1. Provision for deferred tax		181 282	212 323
1.2. Retirement benefits and similar provisions		194 599	158 588
a) long term		175 842	137 359
b) short term		18 757	21 229
1.3. Other provisions		705 217	457 804
a) long term		441 231	372 279
b) short term		263 986	85 525
2. Long term liabilities	22	1 791 144	1 839 284
2.1. To subordinated entities		-	168
2.2. To other entities		1 791 144	1 839 116
3. Short term liabilities	23	3 910 360	4 295 406
2.1. To subordinated entities		41 787	53 092
3.2. To other entities		3 822 172	4 195 414
3.3. Special funds		46 401	46 900
4. Accruals and deferred income	24	123 183	136 670
4.1. Negative goodwill		8	365
4.2. Other accruals and deferred income		123 175	136 305
a) long term		9 969	9 046
b) short term		113 206	127 259
Total liabilities		19 005 951	16 983 391

Net book value	25	11 449 650	9 155 986
Number of shares		427 709 061	427 709 061
Net book value per share (in zloty)		26,77	21,41

OFF-BALANCE SHEET ITEMS			
1. Contingent receivables		-	-
1.1. From related entities		-	-
- received guarantees and sureties		-	-
1.2. From other entities		-	-
- received guarantees and sureties		-	-
2. Contingent liabilities		748 796	155 385
2.1. To related entities	26	621 040	106 747
- granted guarantees and sureties		167 341	106 747
- pledge on shares		453 699	-
2.2. To other entities		127 756	48 638
- granted guarantees and sureties		127 756	48 638
3. Other*		76 687	11 771
Total off - balance sheet items		825 483	167 156

* shown in Note 47 a in additional explanatory description notes

Off-balance sheet fixed assets amounting to PLN 741,080 thousand as at 31 December 2004 and PLN 744,697 thousand as at 31 December 2003 are presented in Note 3d.

(in PLN thousand)

CONSOLIDATED INCOME STATEMENT

	Note	2004	2003
I. Net sales including:		40 840 639	33 720 934
- to related entities	27, 28	891 652	894 813
1. Net sales of finished products	27	29 354 442	25 447 368
2. Net sales of goods for resale and materials	28	11 486 197	8 273 566
II. Cost of goods sold, including:		(24 381 397)	(19 923 602)
- to related entities		(531 814)	(528 689)
1. Cost of sales of finished products	29	(13 787 363)	(12 386 468)
2. Cost of goods for resale and materials sold		(10 594 034)	(7 537 134)
III. Gross profit on sales (I-II)		16 459 242	13 797 332
IV. Selling and distribution costs	29	(12 461 722)	(11 567 435)
V. General and administration expenses	29	(842 239)	(929 665)
VI. Profit on sales (III-IV-V)		3 155 281	1 300 232
VII. Other operating income		326 707	376 637
1. Profit on disposal of non-financial fixed assets		31 057	14 314
2. Grants		32	105
3. Other	30	295 618	362 218
VIII. Other operating expenses		(682 338)	(373 020)
1. Loss from disposal of non-financial fixed assets		(11 811)	(10 622)
2. Impairment of non-financial assets		(112 060)	(77 827)
3. Other	31	(558 467)	(284 571)
IX. Operating profit (VI+VII-VIII)		2 799 650	1 303 849
X. Financial income	32	632 585	279 237
1. Dividends and shares in profits, including:		68 514	48 728
- from related entities		299	2 219
2. Interest, including:		69 187	61 987
- from related entities		619	2 209
3. Profit from sale of investments		633	32 892
4. Revaluation of investments		664	3 720
5. Other		493 587	131 910
XI. Financial expenses	33	(299 650)	(361 583)
1. Interest, including:		(100 640)	(154 963)
- to related entities		-	(1 024)
2. Loss from sale of investments		(11)	-
3. Revaluation of investments		(6 946)	(3 493)
4. Other		(192 053)	(203 127)
XII. Profit (loss) on sale of shares in subordinated entities	34	13 837	243
XIII. Gross profit (IX+X-XI+/-XII)		3 146 422	1 221 746
XIV. Extraordinary items (XIV.1. - XIV.2.)		(2)	436
1. Extraordinary gains	35	62	973
2. Extraordinary losses	36	(64)	(537)
XV. Amortisation of goodwill from subordinated entities	2	(5 765)	(5 535)
XVI. Write-off of negative goodwill from subordinated entities	20	18 410	37 654
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)		3 159 065	1 254 301
XVIII. Income tax	37	(603 973)	(250 978)
a) current part		(677 514)	(379 023)
b) deferred part		73 541	128 045
XIX. Other obligatory charges on profit	38	-	-
XX. Income from associated companies accounted for under the equity method		88 303	56 231
XXI. Minority interests		(54 414)	(33 691)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	39	2 588 981	1 025 863

	Note	2004	2003
Net profit for 12 months (annualised)		2 588 981	1 025 863
Weighted average number of ordinary shares		427 709 061	420 804 797
Earnings per ordinary share (in PLN)	40	6,05	2,44

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY

		31 December 2004	31 December 2003
I. Shareholders equity at the beginning of period		**9 129 889**	**7 927 014**
a) changes in accounting policies		26 097	13 883
b) corrections of fundamental errors		-	-
I. a. Shareholders equity at the beginning of period restated for comparative data		**9 155 986**	**7 940 897**
1. Share capital at the beginning of period		**534 636**	**525 221**
1.1.Movements in share capital		-	9 415
a) increases		-	9 415
- issues of shares		-	9 415
b) decreases		-	-
1.2. Share capital at the end of period		**534 636**	**534 636**
2. Unpaid share capital at the beginning of period		-	-
2.1. Movements in unpaid share capital		-	-
a) increases		-	-
b) decreases		-	-
2.2. Unpaid share capital at the end of period		-	-
3. Own shares at the beginning of period		-	-
3.1. Movement in own shares		-	-
a) increases		-	-
b) decreases		-	-
3.2 Own shares at the end of period		-	-
4. Capital reserve at the beginning of period		**6 468 021**	**5 757 678**
4.1. Movements in capital reserve		817 387	710 343
a) increases		817 387	710 981
- share premium		-	184 910
- distribution of profits (by articles)		-	-
- apportionment of profits (over the minimum provided for by the articles)		796 367	482 395
- transfer from capital reserves due to revaluation of fixed assets disposed		21 020	43 676
b) decreases		-	(638)
- absorption of losses		-	(638)
4.2. Capital reserve at the end of period	15	**7 285 408**	**6 468 021**
5. Revaluation reserve at the beginning of period		**674 685**	**722 745**
a) changes in accounting policies after restatement of opening balance		-	-
5.1. Revaluation reserve at the beginning of period restated for comparative data		674 685	722 745
5.2. Movements in revaluation reserve		34 984	(48 060)
a) increases		93 757	3 796
- increase of value of long term investments		-	2 857
- deferred tax assets related to entries made to revaluation reserve		-	939
- hedge accounting - cash-flow hedges		93 757	-
b) decreases		(58 773)	(51 856)
- fixed assets disposals		(21 020)	(43 676)
- impairment of tangible fixed assets		(1 296)	(6 815)
- hedge accounting - cash-flow hedges		(16 748)	-
- deferred tax assets related to entries made to revaluation reserve		(17 559)	-
- other		(2 150)	(1 365)
5.3. Revaluation reserve at the end of period	16	**709 669**	**674 685**
6. Other capital reserves at the beginning of period		**53 476**	**53 476**
6.1. Movements in other capital reserves		-	-
a) increases		-	-
b) decreases		-	-
6.2. Other capital reserves at the end of period	17	**53 476**	**53 476**

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUATION

	31 December 2004	31 December 2003
7. Foreign exchange differences from recalculation of subordinated entities	(6 767)	62 366
8. Undistributed profit from previous years at the beginning of period	1 336 705	867 885
8.1. Undistributed profit from previous years at the beginning of period	1 336 705	867 885
a) changes in accounting policies	26 097	13 883
b) corrections of fundamental errors	-	-
8.2. Undistributed profit from previous years at the beginning of period restated for comparative data	1 362 802	881 768
a) increases	-	638
- absorption of losses	-	638
b) decreases	(1 078 555)	(545 467)
- dividends paid	(278 011)	(58 825)
- transfer to capital reserve	(796 367)	(482 395)
- other (including transfer to receivables)	(4 177)	(4 247)
8.3. Undistributed profit from previous years at the end of period	284 247	336 939
8.4. Undistributed loss from previous years at the beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
8.5. Undistributed loss from previous years at the beginning of period restated for comparative data	-	-
a) increases	-	-
b) decreases	-	-
8.6. Undistributed loss from previous years at the end of period	-	-
8.7. Undistributed profit from previous years at the end of period	284 247	336 939
9. Net profit for the financial year	2 588 981	1 025 863
a) net profit*	2 588 981	1 025 863
b) net loss	-	-
c) distribution from current year profit	-	-
II. Shareholders equity at the end of period	11 449 650	9 155 986
III. Shareholders equity after proposed distribution of profit (absorption of losses)**	10 752 453	8 873 725

* including net profit shown in published financial statements and net profit resulting from changes in accounting policies amounting to PLN 12,214 thousand for the 12 month period ended 31 December 2003

** in 2003 including distribution of profit according to resolution of General Shareholders' Meeting

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT

	2004	2003
A. Cash flow from operating activities (I+/-II) - indirect method		
I. Net profit for the year	2 588 981	1 025 863
II. Total adjustments	895 718	587 909
1. Profit from minority interests	54 414	33 691
2. Net (profit) from subordinated entities accounted for an equity method	(88 303)	(56 231)
3. Depreciation / amortization (including goodwill from consolidation of subrodiated entities or negative goodwill of subordinated companies)	1 104 013	1 076 485
- including amortisation of goodwill of subordinated entities or negative goodwill of subordinated entities write-offs	(12 645)	(32 119)
4. Foreign exchange (gains)/losses	(312 501)	63 472
5. Interest and (dividends)	(10 985)	73 491
6. (Profit) loss from investing activities	41 270	59 350
7. Movements in provisions	231 115	(101 635)
8. Movements in stock	(238 106)	(162 491)
9. Movements in receivables	(659 928)	(277 654)
10. Movements in creditors falling due within one year (with the exception of loans)	662 057	(165 244)
11. Movements in prepayments and accruals	138 958	138 774
12. Other adjustments	(26 286)	(94 099)
III. Cash flow from operating activities (I+/-II)	3 484 699	1 613 772
B. Cash flow from investing activities		
I. Cash inflows from investing activities	419 518	498 693
1. Disposal of intangible fixed assets and tangible fixed assets	62 768	39 532
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	292 371	256 141
a) in related entities	45 035	38 473
- sales of financial assets (except from short term securities)	27 341	14 087
- sales of short term securities	4 934	10 499
- dividends and profits	12 597	13 673
- interest received	163	214
b) in other entities	247 336	217 668
- sales of financial assets (except from short term securities)	18 385	3 155
- sales of short term securities	124 765	44 575
- dividends and profits	68 216	46 509
- long-term loans repaid	12 425	99 271
- interest received	23 545	24 158
4. Other inflows from investing activities	64 379	203 020
II. Cash outflows from investing activities	(2 658 393)	(1 744 321)
1. Purchases of intangible and tangible assets	(1 359 835)	(1 200 795)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(1 286 781)	(403 779)
a) in related entities	(16 192)	(314 127)
- purchases of financial assets (except short term securities)	(16 192)	(314 127)
b) in other entities	(1 270 589)	(89 652)
- purchases of financial assets (except short term securities)	(32 108)	(10 946)
- purchases of short term securities	(1 232 744)	(61 986)
- long-term loans granted	(5 737)	(16 720)
4. Dividend paid to minority shareholders	(2 663)	(4 744)
5. Other outflows from investing activities	(9 114)	(135 003)
III. Net cash flow used in investing activities (I-II)	(2 238 875)	(1 245 628)

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT - CONTINUATION

	2004	2003
C. Cash flow from financing activities		
I. Inflows	864 585	4 452 916
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	706 535	3 138 012
3. Issuance of short term securities	157 916	1 314 293
4. Other inflows from financing activities	134	611
II. Outflows	(1 967 316)	(4 437 512)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	(278 011)	(58 825)
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(1 343 335)	(2 631 087)
5. Repurchase of short term securities	(239 151)	(1 576 700)
6. Other financial liabilities	-	-
7. Finance lease payments	(11 205)	(10 106)
8. Interest paid	(94 959)	(159 572)
9. Other outflows from financing activities	(655)	(1 222)
III. Net cash flows used in financing activities (I-II)	(1 102 731)	15 404
D. Net cash flow (A.III+/-B.III+/-C.III)	143 093	383 548
E. Balance sheet change in cash and cash equivalents	145 403	383 570
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	2 310	22
F. Total cash and cash equivalents at the beginning of the period	561 760	178 190
G. Total cash and cash equivalents at the end of the period (F+/- D) *	704 853	561 738
- including those of limited availability **	276 039	116 771

* foreign exchange differences are not included according to National Accounting Standard No. 1

** in 2004 including PLN 174,987 thousand (CZK 1,304,900 thousand) cash retained in bank deposit in Prague due to execution of purchase trasaction of Unipetrol according to the Escrow Agreement dated 21 June 2004, between the Czech National Property Fund (NPF), the state agency Ceska Konsolidacni Agentura (CKA), PKN ORLEN and Komercni Banka.

(in PLN thousand)

ADDITIONAL INFORMATION AND EXPLANATIONS

A. EXPLANATORY NOTES
NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A

INTANGIBLE ASSETS	31 December 2004	31 December 2003
a) development costs	691	356
b) company goodwill	101	10 211
c) licences, patents and similar assets	75 484	77 921
- computer software	14 599	12 345
d) other intangible fixed assets	758	4 720
e) payments on account of intangible fixed assets	-	-
Total intangible assets	77 034	93 208

as at 31 December 2004 and 2003 there were no intangible assets being collateral for the Group's payables

(in PLN thousand)

Note 1B

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)	a	b	c		d	e	
	development cost	goodwill	licences, patents and similar assets, including:	computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
a) gross book value at the beginning of period	1 189	15 132	215 736	28 159	7 658	-	239 715
b) additions	639	1 840	36 335	10 999	188	-	39 002
purchase	639	1 840	32 289	8 524	178	-	34 946
other	-	-	4 046	2 475	10	-	4 056
c) decreases	-	3 955	4 179	4 091	3 837	-	11 971
sales and liquidation	-	330	238	153	2 988	-	3 556
foreign exchange gain/losses	-	1 969	1 433	1 433	849	-	4 251
other	-	1 656	2 508	2 505	-	-	4 164
Transfers	-	-	-	-	-	-	-
d) gross book value at the end of period	1 828	13 017	247 892	35 067	4 009	-	266 746
e) accumulated amortisation at the beginning of period	706	4 921	137 745	15 811	2 938	-	146 310
f) amortisation expense for the period	347	1 793	34 588	4 654	313	-	37 041
g) increases	347	2 617	35 366	5 296	1 194	-	39 524
amortisation	347	2 617	34 728	4 668	1 183	-	38 875
other	-	-	638	628	11	-	649
h) decreases	-	824	778	642	881	-	2 483
sale and liquidation	-	192	229	143	566	-	987
foreign exchange gain/losses	-	632	499	499	315	-	1 446
other	-	-	50	-	-	-	50
Transfers	-	-	-	-	-	-	-
i) accumulated amortisation at rhe end of period	1 053	6 714	172 333	20 465	3 251	-	183 351
j) valuation adjustments at the beginning of period	127	-	70	3	-	-	197
increases	15	6 202	5	-	-	-	6 222
decreases	58	-	-	-	-	-	58
k) valuation adjustments at the end of the period	84	6 202	75	3	-	-	6 361
l) net book value at the end of the period	691	101	75 484	14 599	758	-	77 034

In 2004 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 6,222 thousand.

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS (BY CLASS OF OWNERSHIP)	31 December 2004	31 December 2003
a) own	77 034	93 208
b) used on basis of lease, tenancy agreements or other agreement, including leasing	-	-
Total intangible assets	77 034	93 208

Note 2A

GOODWILL	31 December 2004	31 December 2003
a) goodwill from consolidation - subsidiaries	14 736	18 465
b) goodwill from consolidation - joint-ventures	-	-
c) goodwill from consolidation - associated companies	1 656	2 391
Total goodwill from consolidation	16 392	20 856

Note 2B

CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES	31 December 2004	31 December 2003
a. gross value at the beginning of period	25 483	25 162
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	368	63
Petrotel Sp. z o.o.	493	493
Ship Service S.A.	8 860	8 860
ORLEN PetroTank Sp. z o.o.	14 123	14 123
ORLEN Transport Krakow Sp. z o.o.	6	-
Entity consolidated by Rafineria Jedlicze S.A.	10	-
b. increases	1 300	321
ORLEN Petroprofit Sp. z o.o.	1 175	-
Petrogaz Lapy Sp. z o.o.	-	305
ORLEN Transport Krakow Sp. z o.o.	-	6
Entity consolidated by Rafineria Jedlicze S.A.	-	10
ORLEN Morena Sp. z o.o.	125	-
c. decreases	-	-
d. gross value at the end of period	26 783	25 483
ORLEN Petroprofit Sp. z o.o.	2 798	1 623
Petrogaz Lapy Sp. z o.o.	368	368
Petrotel Sp. z o.o.	493	493
Ship Service S.A.	8 860	8 860
ORLEN PetroTank Sp. z o.o.	14 123	14 123
ORLEN Transport Krakow Sp. z o.o.	6	6
Entity consolidated by Rafineria Jedlicze S.A.	10	10
ORLEN Morena Sp. z o.o.	125	-
e. accumulated amortisation at the beginning of period	7 018	2 220
ORLEN Petroprofit Sp. z o.o.	1 623	1 623
Petrogaz Lapy Sp. z o.o.	164	63
Petrotel Sp. z o.o.	189	90
Ship Service S.A.	2 216	444
ORLEN PetroTank Sp. z o.o.	2 825	-
ORLEN Transport Krakow Sp. z o.o.	1	-
f. amortisation for the period	5 029	4 798
ORLEN Petroprofit Sp. z o.o.	147	-
Petrogaz Lapy Sp. z o.o.	153	101
Petrotel Sp. z o.o.	99	99
Ship Service S.A.	1 772	1 772
ORLEN PetroTank Sp. z o.o.	2 825	2 825
ORLEN Transport Krakow Sp. z o.o.	3	1
ORLEN Morena Sp. z o.o.	30	-
g. accumulated amortisation at the end of period	12 047	7 018
ORLEN Petroprofit Sp. z o.o.	1 770	1 623
Petrogaz Lapy Sp. z o.o.	317	164
Petrotel Sp. z o.o.	288	189
Ship Service S.A.	3 988	2 216
ORLEN PetroTank Sp. z o.o.	5 650	2 825
ORLEN Transport Krakow Sp. z o.o.	4	1
ORLEN Morena Sp. z o.o.	30	-
h. net value at the end of period	14 736	18 465
ORLEN Petroprofit Sp. z o.o.	1 028	-
Petrogaz Lapy Sp. z o.o.	51	204
Petrotel Sp. z o.o.	205	304
Ship Service S.A.	4 872	6 644
ORLEN PetroTank Sp. z o.o.	8 473	11 298
ORLEN Transport Krakow Sp. z o.o.	2	5
Entity consolidated by Rafineria Jedlicze S.A.	10	10
ORLEN Morena Sp. z o.o.	95	-

(in PLN thousand)

Note 2C

CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES	31 December 2004	31 December 2003
a. gross value at the beginning of period	-	-
b. increases	-	-
c. decreases	-	-
d. gross value at the end of period	-	-
e. accumulated amortisation at the beginning of period	-	-
f. amortisation for the period	-	-
g. accumulated amortisation at the end of period	-	-
h. net value at the end of period	-	-

Note 2D

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES	31 December 2004	31 December 2003
a. gross value at the beginning of period	8 326	8 326
Naftoport Sp. z o.o.	8 326	8 326
b. increases	-	-
c. decreases	-	-
d. gross value at the end of the period	8 326	8 326
Naftoport Sp. z o.o.	8 326	8 326
e. accumulated amortisation at the beginning of period	5 935	5 198
Naftoport Sp. z o.o.	5 935	5 198
f. amortisation for the period	735	737
Naftoport Sp. z o.o.	735	737
g. decrease in amortisation of goodwill	-	-
h. accumulated amortisation at the end of period	6 670	5 935
Naftoport Sp. z o.o.	6 670	5 935
i. net value at the end of period	1 656	2 391
Naftoport Sp. z o.o.	1 656	2 391

Note 2E

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/ equity on the date of purchase	Goodwill from consolidation
Petrogaz Lapy Sp. z o.o.	2 512	2 144	368
ORLEN Petroprofit Sp. z o.o.	19 286	16 488	2 798
Naftoport Sp. z o.o.	17 060	8 734	8 326
Ship Service S.A.	22 800	13 940	8 860
Petrotel Sp. z o.o.	4 321	3 828	493
ORLEN PetroTank Sp. z o.o.	29 197	15 074	14 123
ORLEN Transport Krakow Sp. z o.o.	1 123	1 117	6
Entity consolidated by Rafineria Trzebinia S.A.	20	10	10
ORLEN Morena Sp. z o.o.	5 954	5 829	125

Note 3A

TANGIBLE ASSETS	31 December 2004	31 December 2003
a) fixed assets, including:	7 954 456	8 372 256
- land (including perpetual usufruct)	401 689	393 677
- buildings and construction	4 984 561	5 076 183
- plant and equipment	2 323 282	2 676 343
- vehicles	189 272	161 928
- other fixed assets	55 652	64 125
b) construction in progress	1 385 316	852 500
c) payments on account of construction in progress	27 914	69 763
Total tangible assets	9 367 686	9 294 519
Value of tangible fixed assets being collateral for Group's liabilities	167 327	463 728

(in PLN thousand)

Note 3B

MOVEMENT IN TANGIBLE FIXED ASSETS (by groups)	-land (including perpetual usufruct agreements)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tangible fixed assets
a) gross book value at the beginning of period	411 694	8 828 737	8 463 121	538 216	231 469	18 473 237
b) additions	42 020	424 649	319 699	71 447	17 910	875 725
purchase	39 276	421 495	316 469	42 748	17 838	837 826
other	2 744	3 154	3 230	28 699	72	37 899
c) decreases	31 604	175 821	216 576	42 115	8 354	474 470
sales and liquidation	3 092	114 047	141 645	38 132	6 739	303 655
exchange rate gains/losses	28 087	59 733	55 504	544	1 112	144 980
other*	425	2 041	19 427	3 439	503	25 835
Transfers	(822)	4 727	(4 223)	-	318	-
d) gross value at the end of period	421 288	9 082 292	8 562 021	567 548	241 343	18 874 492
e) accumulated depreciation at the beginning of period	18 017	3 671 505	5 778 678	376 249	166 709	10 011 158
f) depreciation expense for the period	1 556	306 610	433 343	1 534	18 591	761 634
g) increases	4 076	397 731	620 961	34 784	25 719	1 083 271
depreciation of the previous period	3 045	396 706	620 393	32 092	25 547	1 077 783
other	1 031	1 025	568	2 692	172	5 488
h) decreases	1 642	92 754	186 786	33 250	7 205	321 637
sale and liquidation	1 233	70 833	134 315	30 708	6 047	243 136
exchange rate gains/losses	213	10 432	23 900	507	738	35 790
other*	196	11 489	28 571	2 035	420	42 711
Transfers	(878)	1 633	(832)	-	77	-
i) accumulated depreciation at end of period	19 573	3 978 115	6 212 021	377 783	185 300	10 772 792
j) valuation adjustments at the beginning of period	-	81 049	8 100	39	635	89 823
increases	26	74 202	21 894	502	1 311	97 935
decreases	-	35 635	3 276	48	1 555	40 514
k) valuation adjustments at the end of the period	26	119 616	26 718	493	391	147 244
l) net book value at the end of the period	401 689	4 984 561	2 323 282	189 272	55 652	7 954 456

* This caption includes reclassifications of fixed assets to equipment, donations and others.

For the year ended 31 Decemnber 2004 unplanned depreciation charges relating to tangible fixed assets due to impairment amounted to PLN 97,935 thousand.

	31 December 2004	31 December 2003

Note 3C

FIXED ASSETS (BY CLASS OF OWNERSHIP)		
a) own	7 907 071	8 339 920
b) used on the basis of lease, tenancy agreements or other agreement, including leasing	47 385	32 336
Total fixed assets	7 954 456	8 372 256

Note 3D

OFF-BALANCE SHEET FIXED ASSETS		
used on the basis of lease, tenancy agreements or other agreement, including leasing:	741 080	744 697
- the amount of the perpetual usufruct (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)	517 532	514 994
Total off-balance sheet fixed assets	741 080	744 697

Companies from the Capital Group do not recognize perpetual usufruct of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.

Note 4A

LONG TERM RECEIVABLES		
a) due from subordinated companies, including:	1 225	1 402
- from subsidiaries companies	1 225	1 402
b) from other companies	7 569	16 682
trade receivables	7 569	16 652
other	-	30
Net long term receivables	8 794	18 084
c) Bad and doubtful debt provision (positive value)	58	14
Gross long term receivables	8 852	18 098

Note 4B

MOVEMENTS IN LONG TERM RECEIVABLES		
a) balance at the beginning of period	18 098	14 908
b) increases	5 870	10 909
c) decreases	(15 116)	(7 719)
Long term receivables at the end of the period	8 852	18 098

Note 4C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES		
a) balance at the beginning of period	14	35
b) increases of:	44	-
- initial receivable	44	-
- interest	-	-
- other	-	-
c) release of	-	(2)
- initial receivable	-	(2)
- interest	-	-
- other	-	-
d) utilization	-	(19)
- initial receivable	-	(19)
- interest	-	-
- other	-	-
Bad and doubtful debt provision for long term debtors at the end of period	58	14

Note 4D

LONG TERM RECEIVABLES (CURRENCY TYPE)		
a) in Polish currency	6 348	18 098
b) in foreign currencies (by currency and recalculated to zlotys)	2 504	-
b1. in EUR	614	-
recalculated to PLN thousand	2 504	-
Total long term receivables	8 852	18 098

Note 5A

MOVEMENTS IN REAL ESTATE		
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total real estate at the end of period	-	-

(in PLN thousand)

Note 5B

MOVEMENTS IN INTANGIBLE ASSETS (BY GROUPS)	31 December 2004	31 December 2003
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
Total intangible fixed assets at the end of period	-	-

Note 5C

LONG TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in subsidiary companies (not consolidated)	28 583	32 892
- stakes and shares	28 583	32 892
b) in joint-ventures (not consolidated)	500	-
- stakes and shares	500	-
c) in associated companies (not consolidated)	410	1 175
- stakes and shares	410	1 175
d) in subsidiary, joint-venture and associated companies valuated on the equity basis *	505 356	455 749
- stakes and shares	505 356	455 749
e) in significant investor	-	-
f) in dominant company	-	-
g) in other companies	537 560	533 530
- stakes and shares	523 390	511 046
- securities	-	-
- other securities	-	913
- loans granted	10 291	21 571
- other long term financial assets	3 879	-
Total long term financial assets	1 072 409	1 023 346

* Pledge on shares of a joint-venture BASELL ORLEN POLYOLEFINS Sp. z o.o. ("BOP") described in Note 47 (l)

(in PLN thousand)

Note 5D

MOVEMENTS IN LONG-TERM FINANCIAL ASSETS (BY GROUPS)	31 December 2004	31 December 2003
I. Long term financial assets at the beginning of the period	1 023 346	790 892
a) in subsidiaries (not consolidated)	32 892	34 300
- stakes and shares	32 892	34 300
b) in joint-ventures (not consolidated)	-	-
- stakes and shares	-	-
c) in associated companies (not consolidated)	1 175	85 097
- stakes and shares	1 175	85 097
d) in subsidiaries, joint-venture and associated companies accounted for under the equity method	455 749	70 018
- stakes and shares	455 749	70 018
e) in other companies	533 530	601 477
- stakes and shares	511 046	501 608
- other securities	913	-
- loans granted	21 571	99 869
II. Increases in the period	283 004	466 564
a) in subsidiaries (not consolidated)	186 969	35 086
- stakes and shares	186 969	35 086
b) in joint-ventures (not consolidated)	500	-
- stakes and shares	500	-
c) in associated companies (not consolidated)	5 125	97
- stakes and shares	5 125	97
d) in subsidiaries, joint-venture and associated companies accounted for under the equity method	69 900	387 856
- stakes and shares	69 900	387 856
e) in other companies	20 510	43 525
- stakes and shares	15 593	14 827
- other securities	1	914
- loans granted	1 037	27 784
- other long term financial assets	3 879	-
III. Decreases in the period	233 941	234 110
a) in subsidiaries (not consolidated)	191 278	36 494
- stakes and shares	191 278	36 494
b) in joint-ventures (not consolidated)	-	-
- stakes and shares	-	-
c) in associated companies (not consolidated)	5 890	84 019
- stakes and shares	5 890	84 019
d) in subsidiaries, joint-venture and associated companies accounted for under the equity method	20 293	2 125
- stakes and shares	20 293	2 125
e) in other companies	16 480	111 472
- stakes and shares	3 249	5 389
- other securities	914	1
- loans granted	12 317	106 082
- other long term financial assets	-	
IV. Long term financial assets at the end of the period	1 072 409	1 023 346
a) in subsidiaries (not consolidated)	28 583	32 892
- stakes and shares	28 583	32 892
b) in joint-ventures (not consolidated)	500	-
- stakes and shares	500	-
c) in associated companies (not consolidated)	410	1 175
- stakes and shares	410	1 175
d) in subsidiaries, joint-venture and associated companies accounted for under the equity method	505 356	455 749
- stakes and shares	505 356	455 749
e) in other companies	537 560	533 530
- stakes and shares	523 390	511 046
- other securities	-	913
- loans granted	10 291	21 571
- other long term financial assets	3 879	-
I. Long term financial assets at the beginning of the period	1 023 346	790 892
II. Increases in the period	283 004	466 564
III. Decreases in the period	233 941	234 110
IV. Long term financial assets at the end of the period	1 072 409	1 023 346

(in PLN thousand)

NOTE 5E
STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Direct subsidiaries consolidated													
1	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH)	Elmshorn	assets management and fuel retail	subsidiary	full method	06.12.2002 1)	503 803 2)	(89 094) 3)	-	414 709	100,00%	100,00%	-
2	ORLEN Gaz Sp. z o.o.	Plock	liquid gas sale	subsidiary	full method	15.12.1995	24 824	(2 357)	(2 357)	22 467	100,00%	100,00%	-
3	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	-
4	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(6 234)	(2 234)	7 039	100,00%	100,00%	-
5	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	11 254	-	-	11 254	100,00%	100,00%	-
6	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of fuel stations and other ones	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	100,00%	-
7	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	25	-	-	25	100,00%	100,00%	-
8	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	19 286	-	-	19 286	100,00%	100,00%	-
9	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996	60 635	(6 425)	(6 425)	54 210	100,00%	100,00%	-
10	ORLEN KolTrans Sp. z o.o.	Plock	railway transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796	(11 305)	(11 305)	29 491	99,85%	99,85%	-
11	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	99,56%	-
12	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 267	(6 659)	(6 659)	5 608	98,41%	98,41%	-
13	ORLEN Transport Plock Sp. z o.o.	Plock	transport activity	subsidiary	full method	23.12.1998	25 782	(2 028)	(2 028)	23 754	97,59%	97,59%	-
14	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000	8 389	(3 544)	(3 544)	4 845	97,06%	97,06%	-
15	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000	9 766	(3 670)	(3 670)	6 096	96,79%	96,79%	-
16	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 383	(5 591)	-	11 792	96,57%	96,57%	-
17	ORLEN Oil Sp. z o.o. *	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	86 870	(1 119)	(1 119)	85 751	95,52%	95,52%	-
18	Orlen Laboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 413	(3 054)	(3 054)	6 359	94,94%	94,94%	-
19	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	8 027	(3 752)	(3 752)	4 275	94,84%	94,84%	-
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-Kozle	transport services	subsidiary	full method	29.05.2000	10 300	(5 994)	(5 125)	4 306	94,28%	94,28%	-
21	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996	36 247	-	-	36 247	90,00%	90,00%	-
22	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	6 613	-	-	6 613	80,65%	80,65%	-
23	Rafineria Trzebinia S.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	-
24	Anwil S.A. *****	Wloclawek	producing of PCV and nitric fertilizers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	76,27%	-
25	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffin processing, production and sales of processed products	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	-
26	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	70,54%	-
27	SHIP - SERVICE S.A.	Warszawa	ship services in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	(3 000)	-	19 800	60,86%	55,87%	-
28	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	52,42%	-
29	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	-
30	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	-
31	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	-
32	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	51,00%	-
Total direct subsidiaries consolidated							1 310 479	(159 829)	(53 480)	1 150 650			

(in PLN thousand)

NOTE 5E
STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h	h	i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Indirect subsidiaries consolidated**													
1	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	100,00%	-
2	Bor-Farm Sp. z o.o.	Borkowo Wielkie	agricultural activity	subsidiary	full method	01.02.2000	8 254	-	-	8 254	100,00%	100,00%	-
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	212	-	2 106	100,00%	100,00%	Orlen Oil has majority in Supervisory Board
4	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	100,00%	-
5	NaftoWax Sp. z o.o.	Trzebinia	production and sales of paraffin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	28 353	(11 715)	(11 715)	16 638	100,00%	100,00%	-
6	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	-	100,00%	100,00%	-
7	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 500	(817)	-	683	100,00%	100,00%	-
8	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	14 479	(6 898)	(6 898)	7 581	100,00%	100,00%	-
9	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	99,98%	-
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	99,20%	-
11	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	29.09.2004	1 421	(727)	-	694	99,00%	99,00%	-
12	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	-
13	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2003	11 009	-	-	11 009	96,40%	96,40%	-
14	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering services	subsidiary	full method	08.10.1999	1 688	(281)	(239)	1 407	96,12%	96,12%	-
15	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2003	6 060	-	-	6 060	94,50%	94,50%	-
16	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	-	92,74%	92,74%	-
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	900	-	-	900	89,00%	89,00%	-
18	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	-
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas sale	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	-
20	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	-
Total indirect subsidiaries consolidated							112 384	(26 270)	(23 204)	86 114			
Direct subsidiaries not consolidated													
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 725	(3 613)	(394)	3 112	100,00%	100,00%	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(1 313)	(25)	2 797	100,00%	100,00%	-
3	Z.W. Mazowsze Sp. z o.o. Leba - Ulinia	Leba	recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(1 246)	(268)	2 686	100,00%	100,00%	-
4	ORLEN Eko Sp. z o.o.	Plock	waste utilisation, retail sales of petrol	subsidiary	not consolidated	10.09.2004	2 000	-	-	2 000	100,00%	100,00%	-
5	Wisla Plock Sportowa S.A.	Plock	sport activity	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	-
6	Centrum Komercjalizacji Technologii Sp. z o.o (formerly CPN Marine Service Sp. z o.o.)	Plock	publication, poligraphy, financial and construction activites, real etate sales, computer advisory, development works	subsidiary	not consolidated	12.11.1991	1 000	(197)	-	803	100,00%	100,00%	-
7	ORLEN Ochrona Sp. z o.o.	Plock	security	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	-
8	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 532	(703)	(703)	5 829	99,94%	99,94%	-
9	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maintenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	99,32%	-
10	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 628	(808)	-	820	98,73%	98,73%	-
11	Serwis Mazowsze Sp. z o.o.	Warszawa	maintenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	88,50%	-
12	B.H.T. Dromech S.A. Warszawa in liquidation	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	0	81,14%	81,14%	-
13	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	-
14	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. in liquidation	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	0	52,00%	52,00%	-
15	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	(176)	-	1 148	51,31%	51,31%	-
Total direct subsidiaries not consolidated							35 562	(13 265)	(2 200)	22 297			

(in PLN thousand)

NOTE 5E
STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Indirect subsidiaries not consolidated**													
1	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	1 175	-	-	1 175	100,00%	100,00%	-
2	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka k.Koszalina	agriculture	subsidiary	not consolidated	26.04.1996	883	(376)	-	507	100,00%	100,00%	-
3	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Germany)	stake management	subsidiary	not consolidated	28.02.2003	334	-	-	334	100,00%	100,00%	-
4	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	100,00%	-
5	Wecotect Trading & Consulting GmbH in liquidation	Elmshorn (Germany)	advisory services, trade	subsidiary	not consolidated	28.02.2003	772	-	-	772	100,00%	100,00%	-
6	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(656)	(656)	1 478	99,98%	99,98%	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 432	-	-	1 432	98,54%	98,54%	-
8	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting and rescue services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	88,19%	-
9	Petromont Sp. z o.o.	Niemce k.Lublina	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	-
10	PetroUkraina Ltd Sp. z o.o. - suspended activity	Lwow (Ukraine)	introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(33)	-	0	80,00%	80,00%	-
11	Wspolne Ukrainsko-Polskie Przedsiebiorstwo in the form of Sp. z o.o. PETRO-UKRAINA Sp. z o.o. Lwow in liquidation*****	Lwow (Ukraina)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	0	62,00%	62,00%	-
12	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(105)	(19)	0	60,69%	60,69%	-
13	RAN-PETROMEX Sp. z o.o. - suspended activity	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	0	51,00%	51,00%	-
14	RAN-WATT Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	0	51,00%	51,00%	-
Total indirect subsidiaries not consolidated							**7 770**	**(1 484)**	**(741)**	**6 286**			
Direct joint venture companies consolidated													
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2002	453 699	-	-	444 009	50,00%	50,00%	-
Total direct joint venture companies consolidated (the book value of the companies is constituted by percentage share in equity as at 31 December 2004)							**453 699**	-	-	**444 009**			
Indirect joint venture companies consolidated**													
1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	50,00%	-
Total indirect joint venture companies consolidated							**24**	**(24)**	-	-			
Indirect joint venture companies not consolidated													
1	Plocki Park Przemyslowo-Technologiczny S.A.	Plock	business consulting	joint venture	not consolidated	14.07.2004	500	-	-	500	50,00%	50,00%	-
Total indirect joint venture companies not consolidated							**500**	-	-	**500**			
Direct associates consolidated													
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 319	-	-	52 017	48,71%	48,71%	-
2	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	774	20,00%	20,00%	-
Total direct associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31 December 2004)							**35 716**	-	-	**52 791**			

(in PLN thousand)

NOTE 5E
STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of stakes/shares	total value adjustments, including:	contribution in kind differences	book value of stakes/shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Indirect associates consolidated**													
1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	150	-	-	2 293	49,02%	49,02%	-
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green area	associate	equity method	03.03.1994	30	-	-	700	48,78%	48,78%	-
3	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 562	46,96%	46,96%	-
4	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	250	45,86%	45,86%	-
5	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 295	45,26%	45,26%	-
6	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek k.Warszawy	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	32	25,00%	25,00%	majority in Supervisory Board
7	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	8	25,00%	25,00%	majority in Supervisory Board
8	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 355	24,00%	24,00%	majority in Supervisory Board
9	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	278	24,00%	24,00%	majority in Supervisory Board
10	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-	-	0	24,00%	24,00%	majority in Supervisory Board
11	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production, trade and services	associate	equity method	17.11.1999	132	-	-	306	24,00%	24,00%	majority in Supervisory Board
12	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	trade and services in oil industry	associate	equity method	02.10.2000	108	-	-	17	24,00%	24,00%	majority in Supervisory Board
13	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2001	194	-	-	-	24,00%	24,00%	majority in Supervisory Board
14	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las k.Poznania	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	460	22,00%	22,00%	majority in Supervisory Board
Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 31 December 2004)							2 798			8 556			
Direct associates not consolidated													
1	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	-	-	148	35,00%	35,00%	-
2	POLLEN Sp. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	97	-	-	12	24,99%	24,99%	-
Total direct associates not consolidated							797	-	-	160			
Indirect associates not consolidated**													
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(54)	-	0	49,00%	49,00%	majority in Supervisory Board
2	PETRO Kor Sp. z o.o.	Plock	anti-corrosion services	associate	not consolidated	03.09.2004	250	-	-	250	20,00%	20,00%	-
Total indirect associates not consolidated							304	(54)	-	250			
Total subsidiaries and associates not consolidated from the Capital Group of PKN ORLEN							44 433	(14 803)	(2 941)	28 993			

1) date of purchase of shares in Germany subsidiaries, before capital increase, which took place at 28 February 2003
2) equivalent of EUR 120,056 thousand
3) share alowances and foreign exchange differences from valuation at balance sheet date

* PKN ORLEN S.A. - 47.21%, Rafineria Trzebinia S.A. - 43.84%, Rafineria Nafty Jedlicze S.A. - 4.47%
** direct subsidiaries, joint ventures and associates of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp. z o.o., ORLEN Gaz, ORLEN Deutschland AG, Ship-Service S.A.
*** ORLEN Oil Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%
**** Rafineria Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%
***** ORLEN PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%
***** persentage will change in case of redemption of shares

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

a		m							n			o			p	r	s	t
No.	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales revenues	unpaid share capital	dividends and share in profits received and due for the last year
	Direct subsidiaries consolidated																	
1	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH) *****	418 506	283 020	-	283 256	(147 770)	4 625	(83 498)	878 737	90 186	722 278	280 079	-	280 079	1 325 737	8 633 635	-	-
2	ORLEN Gaz Sp. z o.o.**	59 569	24 823	-	33 269	1 477	(2 192)	3 669	65 624	3 512	61 374	53 009	-	53 009	125 194	541 175	-	-
3	ORLEN PetroCentrum Sp. z o.o. **	41 986	21 000	-	9 804	11 182	-	1 127	89 125	38	86 523	99 781	-	99 781	131 111	1 345 733	-	834
4	ORLEN Medica Sp. z o.o. **	9 643	13 273	-	652	(4 282)		(4 282)	1 949	-	1 589	1 598	-	1 598	11 591	12 900	-	-
5	ORLEN Morena Sp. z o.o.**	12 647	10 500	-	1 457	690	(343)	1 033	21 138	-	20 560	22 168	-	22 168	33 785	271 764	-	914
6	ORLEN Budonaft Sp. z o.o. **	1 690	3 795	-	3 652	(5 757)	(6 782)	327	21 676	-	20 158	12 248	-	12 248	23 366	52 866	-	-
7	ORLEN Powiernik Sp. z o.o.**	2 474	25	-	70	2 379	-	2 379	7	-	7		-	-	2 481	30	-	424
8	ORLEN PetroProfit Sp. z o.o. **	28 264	11 500	-	17 737	(973)	-	(973)	54 549	7 467	46 767	34 161	511	33 650	82 813	454 401	-	653
9	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.)**	125 938	60 635	-	22 976	42 327	(240)	42 567	52 699	-	49 665	35 483	-	35 483	178 636	454 682	-	-
10	ORLEN KolTrans Sp. z o.o.**	45 241	40 859	-	-	4 382	3	3 552	7 139	672	5 006	7 083	-	7 083	52 380	33 673	-	1 224
11	ORLEN Transport Szczecin Sp. z o.o. **	3 637	3 424	-	496	(283)	-	(283)	1 113	-	953	464	-	464	4 751	4 849	-	-
12	ORLEN Transport Krakow Sp. z o.o. **	8 348	12 465	-	29	(4 146)	(2 167)	(1 979)	17 675	10 737	6 070	3 298	-	3 298	26 023	29 744	-	-
13	ORLEN Transport Plock Sp. z o.o. **	29 567	26 420	-	2 041	1 106	-	466	17 302	6 000	8 478	7 237	-	7 237	46 869	74 241	-	-
14	ORLEN Transport Slupsk Sp. z o.o. **	11 321	8 644	-	3 325	(648)	-	(648)	2 630	414	1 927	1 874	-	1 874	13 951	24 325	-	7
15	ORLEN Transport Nowa Sol Sp. z o.o. **	17 871	10 091	-	7 528	252	-	252	6 052	404	3 383	2 433	-	2 433	23 923	25 084	-	248
16	Zaklad Budowy Aparatury S.A.**	17 981	18 000	-	3 022	(3 041)	(2 003)	(1 038)	5 586	-	4 874	12 422	2 504	9 918	23 567	31 016	-	-
17	ORLEN Oil Sp. z o.o.*	124 493	75 093	-	35 966	13 434	68	13 366	130 371	-	117 931	103 609	-	103 609	254 865	578 559	-	-
18	Orlen Laboratorium Sp. z o.o.**	13 557	9 915	-	-	3 642	(3 515)	7 157	13 605	-	5 811	5 879	271	5 608	27 162	41 002	-	-
19	ORLEN Transport Olsztyn Sp. z o.o. **	9 724	8 463	-	1 484	(223)	-	(223)	1 347	-	1 059	1 637	-	1 637	11 071	15 612	-	61
20	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. **	9 842	10 009	-	627	(794)	-	(794)	3 723	1 250	2 314	1 347	-	1 347	13 565	20 238	-	-
21	ORLEN PetroTank Sp. z o.o. **	45 461	11 750	-	38 707	(4 996)	-	(4 996)	160 129	18 140	132 774	118 883	-	118 883	205 590	1 098 248	-	-
22	Petrotel Sp. z o.o.**	32 435	8 200	-	18 906	5 329	-	5 329	18 612	8 717	7 391	4 747	-	4 747	51 048	32 464	-	845
23	Rafineria Trzebinia S.A. *	324 322	43 042	-	259 494	21 786	-	21 849	257 721	19 178	228 474	88 154	-	88 154	582 042	1 094 837	-	-
24	Anwil S.A.*	1 031 992	150 000	-	400 398	481 594	-	194 932	231 568	3 450	191 023	195 634	4 519	191 115	1 263 560	1 578 391	-	-
25	Rafineria Nafty Jedlicze S.A.*	142 770	78 000	-	79 189	(14 419)	(26 541)	12 122	178 422	71 612	85 117	50 270	-	50 270	321 192	594 150	-	-
26	Inowroclawskie Kopalnie Soli "SOLINO" S.A.*	83 533	19 146	-	42 482	21 905	(2 722)	10 210	162 997	118 613	23 137	8 997	-	8 997	246 530	112 134	-	-
27	SHIP - SERVICE S.A.****	23 270	3 943	-	22 093	(2 766)	(6 445)	1 681	45 108	12 508	30 492	29 747	-	29 747	68 378	206 872	-	-
28	ORLEN Automatyka Sp. z o.o. **	7 947	2 400	-	4 418	1 129	-	1 129	6 996	-	2 653	3 247	-	3 247	14 944	22 069	-	209
29	ORLEN PetroZachod Sp. z o.o. **	23 152	17 749	-	6 371	(968)	(1 815)	847	79 032	594	78 090	55 743	-	55 743	102 184	588 953	-	-
30	Petrolot Sp. z o.o.**	50 589	20 039	-	30 122	428	(1 060)	1 488	91 271	16 073	70 277	56 505	-	56 505	141 860	484 944	-	1 020
31	ORLEN Projekt S.A. **	13 231	1 500	-	10 836	895	-	895	6 309	-	2 513	5 865	-	5 865	19 540	18 916	-	-
32	ORLEN Wir Sp. z o.o. **	3 933	1 600	-	2 000	333	-	333	2 387	-	1 129	1 657	-	1 657	6 321	10 127	-	216
	Total direct subsidiaries consolidated	**2 774 934**	**1 009 323**	-	**1 342 407**	**423 204**	**(51 129)**	**227 996**	**2 632 599**	**389 565**	**2 019 797**	**1 305 259**	**7 805**	**1 297 454**	**5 436 030**	**18 487 634**	-	**6 655**
	Indirect subsidiaries consolidated																	
1	Energomedia Sp. z o.o.**	27 660	27 178	-	107	375	(148)	523	7 922	-	5 637	6 304	-	6 304	35 582	41 113	-	-
2	Bor-Farm Sp. z o.o.***	4 514	8 253	-	215	(3 954)	(3 964)	10	3 086	110	2 976	13	-	13	7 600	1 823	-	-
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.**	3 504	1 900	-	1 030	574	-	574	8 502	-	8 274	4 962	-	4 962	12 005	48 290	-	-
4	RAF-LAB Sp. z o.o.**	2 520	2 500	-	176	(156)	-	(156)	546	-	286	288	-	288	3 066	3 147	-	-
5	NaftoWax Sp. z o.o.**	30 997	28 353	-	2 276	368	-	368	13 863	50	13 228	7 491	-	7 491	44 861	82 498	-	-

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a Name of entity	m equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	n Entity's payables and provisions, including:	long-term payables	short-term payables	o Entity's receivables, including:	long-term receivables	short-term receivables	p entity's total assets	r sales revenues	s unpaid share capital	t dividends and share in profits received and due for the last year
6	RAF-KOLTRANS Sp. z o.o.**	641	1 850	-	62	(1 271)	(1 318)	47	798	-	512	587	-	587	1 440	3 179	-	-
7	RAF-ENERGIA Sp. z o.o.**	836	1 500	-	-	(664)	(802)	139	4 082	-	3 404	3 435	-	3 435	4 919	22 812	-	-
8	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)**	15 223	12 560	-	1 808	855	-	855	9 498	-	7 532	7 772	-	7 772	24 721	45 041	-	-
9	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.**	10 645	3 000	-	4 199	3 446	-	3 446	12 789	-	10 782	18 058	-	18 058	23 434	84 579	-	-
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.**	1 276	305	-	100	871	-	637	4 579	920	3 523	1 286	-	1 286	5 856	17 648	-	-
11	RAF-TRANS Sp. z o.o. **	695	2 000	-	-	(1 305)	(1 376)	71	444	-	353	454	-	454	1 139	4 999	-	-
12	EkoNaft Sp. z o.o.**	2 848	50	-	1 462	1 336	-	1 336	1 960	-	1 243	2 319	-	2 319	4 809	13 919	-	-
13	ORLEN Transport Poznan Sp. z o.o.**	14 123	11 273	-	2 247	603	-	196	2 473	-	1 271	1 834	-	1 834	16 596	15 240	-	-
14	RAF-REMAT Sp. z o.o.**	1 761	1 756	-	319	(314)	(370)	56	1 589	-	816	967	-	967	3 350	7 419	-	-
15	ORLEN Transport Warszawa Sp. z o.o.**	7 979	6 291	-	1 544	144	-	144	1 560	-	1 114	983	-	983	9 540	19 185	-	-
16	RAF-EKOLOGIA Sp. z o.o.**	(244)	686	-	-	(930)	(1 412)	482	2 029	-	1 746	1 602	-	1 602	1 784	8 089	-	-
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.**	2 060	1 000	-	1 004	56	-	56	2 648	-	2 336	1 981	-	1 981	4 708	20 344	-	-
18	P.U.S. i P. CHEMEKO Sp. z o.o.***	3 243	53	-	2 592	598	-	598	876	-	798	1 616	-	1 616	4 119	7 777	-	-
19	ORLEN Petrogaz Wroclaw Sp. z o.o. **	2 461	3 100	-	720	(1 359)	(108)	(1 251)	5 392	304	5 068	2 396	-	2 396	7 853	34 381	-	-
20	Petrooktan Sp. z o.o. ***	1 290	781	-	516	(7)	-	(7)	635	-	635	497	-	497	1 925	6 760	-	-
	Total indirect subsidiaries consolidated	134 032	114 389	-	20 377	(734)	(9 498)	8 124	85 271	1 384	71 534	64 845	-	64 845	219 307	488 243	-	-
	Direct subsidiaries not consolidated																	
1	SAMRELAKS Machocice Sp. z o.o.**	4 526	6 725	-	-	(2 199)	(1 656)	(543)	118	-	52	22	-	22	4 644	1 584	-	-
2	ZAWITAJ Swinoujscie Sp. z o.o.**	3 148	4 110	-	-	(962)	(1 006)	44	145	-	106	61	-	61	3 293	1 982	-	-
3	Z.W. Mazowsze Sp. z o.o. Leba - Ulinia**	2 762	3 932	-	-	(1 170)	(1 219)	49	232	36	122	100	-	100	2 994	2 458	-	-
4	ORLEN Eko Sp. z o.o. ****	2 093	2 000	-	-	93	-	93	1 520	-	1 520	1 952	-	1 952	3 613	4 426	-	-
5	Wisla Plock Sportowa S.A. **	2 487	1 000	-	609	878	(360)	1 213	2 693	-	1 668	1 084	-	1 084	5 180	18 815	-	-
6	Centrum Komercjalizacji Technologii Sp. z o.o (formerly CPN Marine Service Sp. z o.o.)***	666	1 000	-	16	(350)	(127)	(223)	78	-	78	56	-	56	744	373	-	-
7	ORLEN Ochrona Sp. z o.o. **	5 268	500	-	2 599	2 169	-	2 169	8 274	850	6 783	5 166	-	5 166	13 542	38 133	-	-
8	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.**	8 966	6 536	-	1 499	931	-	931	3 985	327	3 310	4 051	-	4 051	12 951	22 581	-	-
9	Serwis Nowa Wies Wielka Sp. z o.o. ***	1 479	1 269	-	258	(48)	-	(48)	395	-	248	492	20	472	1 874	3 488	-	-
10	D.W. Mazowsze Sp. z o.o. **	739	1 649	-	2	(912)	(793)	(119)	658	40	562	22	-	22	1 397	991	-	-
11	Serwis Mazowsze Sp. z o.o. ***	420	788	-	206	(574)	(82)	(492)	1 708	7	1 523	1 068	-	1 068	2 128	6 624	-	-
12	B.H.T. Dromech S.A. Warszawa w upadlosci	in liquidation																
13	Centrum Edukacji Sp. z o.o. **	719	654	-	-	65	(20)	85	1 762	-	939	999	-	999	2 481	6 162	-	-
14	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	in liquidation																
15	Petromor Sp. z o.o.**	2 112	2 580	-	-	(468)	(237)	(231)	25	-	17	17	-	17	2 137	49	-	-
	Indirect subsidiaries not consolidated	35 385	32 743	-	5 189	(2 547)	(5 500)	2 928	21 593	1 260	16 928	15 090	20	15 070	56 978	107 666	-	-
	Indirect subsidiaries not consolidated																	
1	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. **	92	1 740	-	-	(1 648)	(2 055)	407	1 423	-	932	118	-	118	1 515	2 560	-	-
2	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka ***	538	883	-	-	(345)	(415)	30	1 254	-	1 251	49	-	49	1 792	1 384	-	-
3	Hermann Eggert Mineraloelvertriebs GmbH***	366	2 920	-	-	(2 554)	(2 554)	-	-	-	-	357	-	357	357	-	-	-
4	RAF-BIT Sp. z o.o. ***	211	200	-	5	6	-	6	109	-	102	129	-	129	320	1 173	-	-
5	Wecotect Trading & Consulting GmbH w likwidacji	in liquidation																

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
No.	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales revenues	unpaid share capital	dividends and share in profits received and due for the last year
6	Zakladowa Straz Pozarna Sp. z o.o. **	2 098	2 134	-	166	(202)	(208)	6	931	-	488	667	-	667	3 029	4 660	-	-
7	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. ***	2 452	2 295	-	144	13	-	13	265	-	238	104	-	104	2 717	2 606	-	-
8	RAF-SLUZBA RATOWNICZA Sp. z o.o. ****	147	160	-	5	(18)	(19)	-	331	-	310	282	-	282	478	2 671	-	-
9	Petromont Sp. z o.o. ***	663	400	-	257	6	-	6	2 997	1 370	1 627	1 261	-	1 261	3 660	25 989	-	-
10	PetroUkraina Ltd Sp. z o.o. dzialalnosc zawieszona	suspended activity																
11	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA Sp. z o.o. Lwow w likwidacji	in liquidation																
12	RAN-AKSES Sp. z o.o. w likwidacji	in liquidation																
13	RAN-PETROMEX Sp. z o.o. dzialalnosc zawieszona	suspended activity																
14	RAN-WATT Sp. z o.o. w likwidacji	in liquidation																
	Total indirect subsidiaries not consolidated	**6 567**	**10 732**	-	**577**	**(4 742)**	**(5 251)**	**468**	**7 310**	**1 370**	**4 948**	**2 967**	-	**2 967**	**13 868**	**41 043**	-	-
	Direct joint venture companies consolidated																	
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.**	1 022 908	907 398	-	-	115 510	45 592	103 414	1 008 218	694 678	195 589	203 211	-	203 211	2 031 125	1 074 864	-	-
	Total direct joint venture companies consolidated	**1 022 908**	**907 398**	-	-	**115 510**	**45 592**	**103 414**	**1 008 218**	**694 678**	**195 589**	**203 211**	-	**203 211**	**2 031 125**	**1 074 864**	-	-
	Indirect joint venture companies consolidated																	
1	UAB Ship Service Klaipeda Sp. z o.o. ***	(3 685)	57	(2 356)	-	(1 386)	-	(1 386)	3 828	-	3 828	66	-	66	142	1 452	-	-
	Total indirect joint venture companies consolidated	**(3 685)**	**57**	**(2 356)**	-	**(1 386)**	-	**(1 386)**	**3 828**	-	**3 828**	**66**	-	**66**	**142**	**1 452**	-	-
	Indirect joint venture companies not consolidated																	
1	Plocki Park Przemyslowo-Technologiczny S.A. ****	3 259	8 230	(4 789)	-	(182)	-	(182)	36	-	36	8	-	8	3 295	-	-	-
	Total indirect joint venture companies not consolidated	**3 259**	**8 230**	**(4 789)**	-	**(182)**	-	**(182)**	**36**	-	**36**	**8**	-	**8**	**3 295**	-	-	-
	Direct associates consolidated																	
1	Naftoport Sp. z o.o. **	106 796	45 942	-	8 195	52 659	-	23 210	5 888	-	4 610	4 115	-	4 115	112 684	64 603	-	-
2	Chemiepetrol GmbH **	3 871	208	-	-	3 663	3 036	693	2 906	-	2 052	2 151	-	2 151	6 776	37 141	-	-
	Total direct associates consolidated	**110 667**	**46 150**	-	**8 195**	**56 322**	**3 036**	**23 903**	**8 794**	-	**6 662**	**6 266**	-	**6 266**	**119 460**	**101 744**	-	-
	Indirect associates consolidated																	
1	P.U.T. WIRCOM Sp. z o.o. **	4 679	305	-	3 416	958	-	958	1 978	-	1 901	4 069	287	3 782	6 656	22 016	-	-
2	Z.U.P. EKO-DROG Sp. z o.o. **	1 455	61	-	1 040	354	-	159	754	-	680	1 011	-	1 011	2 210	5 022	-	-
3	APEX-ELZAR Sp. z o.o. **	3 335	294	-	1 967	1 074	-	505	1 580	-	1 507	2 641	-	2 641	4 915	12 379	-	-
4	S.P.P. PROFMED Sp. z o.o. **	547	16	-	471	60	-	60	243	-	187	415	-	415	790	3 774	-	-
5	P.P.H.U. ARBUD Sp. z o.o. **	2 861	10	-	48	2 803	-	343	2 601	-	2 537	4 250	-	4 250	5 462	17 473	-	-
6	Petro-Oil SEEWAX Sp. z o.o. **	473	760	-	40	(327)	(277)	(50)	6 045	-	5 987	2 865	-	2 865	6 518	23 513	-	-
7	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o. **	164	200	-	-	(36)	(105)	70	4 100	-	4 077	2 316	-	2 316	4 265	14 129	-	-
8	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o. **	6 360	6 000	-	339	21	-	21	15 485	-	15 398	8 232	-	8 232	21 846	71 479	-	-
9	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. **	1 418	700	-	711	7	-	7	3 262	-	3 258	2 444	-	2 444	4 679	15 757	-	-
10	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. **	116	700	-	-	(584)	(501)	(83)	4 457	27	4 409	2 831	-	2 831	4 574	15 934	-	-
11	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. **	1 703	550	-	601	552	-	552	3 349	-	3 268	2 443	-	2 443	5 052	27 070	-	-
12	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. **	546	450	-	3	93	-	93	6 132	35	6 063	3 333	-	3 333	6 678	25 641	-	-
13	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o. **	182	800	-	-	(618)	(490)	(128)	9 628	-	9 624	6 602	-	6 602	9 809	41 809	-	-
14	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o. **	2 694	148	-	1 576	970	4	966	16 228	323	15 708	9 326	-	9 326	18 922	92 960	-	-
	Total indirect associates consolidated	**26 533**	**10 994**	-	**10 212**	**5 327**	**(1 369)**	**3 473**	**75 842**	**385**	**74 604**	**52 778**	**287**	**52 491**	**102 376**	**388 956**	-	-

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
No.	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales revenues	unpaid share capital	dividends and share in profits received and due for the last year
	Direct associates not consolidated																	
1	Motell Sp. z o.o. ***	475	2 000	-	-	(1 525)	(1 451)	(74)	751	-	751	349	-	349	1 226	6 813	-	-
2	POILEN Sp. z o.o. ***	71	3 010	-	1 975	(4 914)	(4 601)	(259)	69	-	65	33	-	33	140	-	-	-
	Total direct associates not consolidated	546	5 010	-	1 975	(6 439)	(6 052)	(333)	820	-	816	382	-	382	1 366	6 813	-	-
	Indirect associates not consolidated																	
1	Petro-Oil CZ s.r.o. **	(49)	134	-	-	(183)	(125)	(59)	878	-	878	258	-	258	834	14 798	-	-
2	PETRO Kor Sp. z o.o.***	1 275	1 250	-	-	25	-	24	1 111	-	1 111	1 202	-	1 202	2 386	1 682	-	-
	Total indirect associates not consolidated	1 226	1 384	-	-	(158)	(125)	(35)	1 989	-	1 989	1 460	-	1 460	3 220	16 480	-	-

* financial statement audited by Ernst & Young Audit Sp. z o.o.
** financial statements audited by auditor other than Ernst &Young Sp. z o.o.
*** financial statements not required to be audited
**** the entity during audit
***** reporting package for consolidation purposes of the Capital Group of PKN ORLEN audited by Ernst & Young Audit AG

(in PLN thousand)

Note 5G

STAKES OR SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
No.	name with indication of legal form	location	activity	book value of shares	entity's equity, including:	share capital	% of share capital owned	Share in votes on the General Shareholders Meeting	unpaid share capital	dividends and share in profits received and due for the last year
1	Polkomtel S.A.	Warsaw	cellular telecommunication services	436 494	4 095 213	2 050 000	19,61%	19,61%	-	68 216
2	SK Eurochem Sp.z o.o. [1)]	Wloclawek	chemicals production	24 192	149 859	145 106	17,37%	17,37%	-	-
3	AWSA Holland II B.V.***	Amsterdam	bearing of shares and managment of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	87 826	73 422	9,22%	9,22%	-	-
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	357	136 428	47 146	3,57%	3,57%	-	-
5	Polimex Mostostal Siedlce S.A. **	Warsaw	foreign and domestic trade of chemicals, building production and designing services	468	216 039	18 549	0,14%	0,14%	-	-
6	Agencja Rozwoju Malopolski Zachodniej 2)	Chrzanow	management of special zone	150	500	500	0,30%	0,30%	-	-
7	Huta Stalowa Wola S.A. Zaklad Sprezynowania[3)]	Stalowa Wola	weapons and army equipment production	65	114 717	267 126	0,16%	0,16%	-	-
8	Stocznia Gdynia S.A.*	Gdynia	shipyard	88	-	-	0,12%	0,12%	-	-
9	Konsorcjum Olejow Przepracowanych. Organizacja Odzysku S.A.	Jedlicze	used oils collection	80	2 059	1 000	8,00%	8,00%	-	-
10	Other*	-	-	96	-	-	-	-	-	-
TOTAL				523 390						68 216

* The Dominant Company does not have relevant financial data concerning entity's equity as at 31 December 2004.

** Financial data from 4Q2004

*** Financial data from 2003

1) Anwil S.A. 17.37%

2) Rafineria Trzebinia S.A. 0.3%

3) PKN ORLEN S.A. 0.08%, Rafineria Nafty Jedlicze S.A. 0.07%, Rafineria Trzebinia S.A. 0.01%

Presented are only those shares in other entities, for which provision was not provided for.

Entities' financial data presented above are taken from financial statements not audited by Ernst & Young Audit Sp. z o.o.

(in PLN thousand)

Note 5H

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	1 061 013	1 000 306
b) in foreign currencies (by currency and recalculated to zloty)	1 105	1 469
b1. unit/currency thousand/USD	-	-
thousand PLN	-	-
b2. unit/currency thousand/EUR	271	297
thousand PLN	1 105	1 400
b3. other currencies in PLN	-	69
Total long term shares, securities and other property rights	**1 062 118**	**1 001 775**

Note 5I

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	31 December 2004	31 December 2003
A. With unlimited transferability, listed on stock exchange (balance sheet value)	**468**	**913**
a) shares (balance sheet value)	468	-
- adjustments (for the period)	-	-
- value at the beginning of the period	468	-
- value at purchase price	468	-
b) bonds (balance sheet value)	-	913
- adjustments (for the period)	-	(1)
- value at the beginning of the period	-	-
- value at purchase price	-	914
c) other - by type (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	**356**	**340**
a) shares (balance sheet value)	356	340
- adjustments (for the period)	16	(259)
- value at the beginning of the period	340	599
- value at purchase price	3 111	3 111
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
c) other - by type (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	**34 901**	**43 993**
a) shares (balance sheet value)	33 612	37 270
- adjustments (for the period)	(1 865)	2 736
- value at the beginning of the period	2 795	14 357
- value at purchase price	35 477	35 844
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	-
c) other - by type (balance sheet value)	1 289	6 723
- adjustments (for the period)	(452)	(17)
- value at the beginning of the period	595	5 370
- value at purchase price	2 088	7 070
D. With limited transferability (balance sheet value)	**1 026 393**	**956 529**
a) shares (balance sheet value)	1 022 513	956 528
- adjustments (for the period)	143 597	285 330
- value at the beginning of the period	1 030 683	606 359
- value at purchase price	577 181	706 329
b) bonds (balance sheet value)	-	-
- adjustments (for the period)	-	-
- value at the beginning of the period	-	-
- value at purchase price	-	26 000
c) other - by type (balance sheet value)	3 880	1
- adjustments (for the period)	-	-
- value at the beginning of the period	1	1
- value at purchase price	3 879	1
Total value at purchase price	**622 204**	**779 269**
Total value at the beginning of the period	**1 034 882**	**626 686**
Total adjustments for the period	**141 296**	**287 789**
Total balance sheet value	**1 062 118**	**1 001 775**

(in PLN thousand)

Note 5J

LONG TERM LOANS GRANTED (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	1 173	1 283
b) in foreign currencies (by currency and recalculated to PLN)	9 118	20 288
b2. unit/currency thousand/EUR	2 235	4 301
thousand PLN	9 118	20 288
b3. other currencies in PLN	-	-
Total long term loans	10 291	21 571

Note 5K

OTHER LONG TERM INVESTMENTS (BY TYPE)	31 December 2004	31 December 2003
Total other long term investments	-	-

Note 5L

MOVEMENTS IN OTHER LONG TERM INVESTMENTS (BY TYPE)	31 December 2004	31 December 2003
a) balance at the beginning of period	-	-
b) increases	-	-
c) decreases	-	-
d) balance at the end of period	-	-
Total other long term investments	-	-

Note 5M

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-
Total other long term investments	-	-

Note 6A

MOVEMENTS IN DEFERRED TAX ASSETS	31 December 2004	31 December 2003
1.Balance at the beginning of the period, including:	15 120	24 570
a) reflected in financial result	15 947	25 397
b) reflected in equity	(827)	(827)
c) reflected in goodwill or negative goodwill	-	-
2. Increases*	38 973	12 802
a) reflected in financial result of the period due to negative temporary differences	32 344	12 705
b) reflected in financial result of the period due to tax loss	6 629	97
c) reflected in equity due to temporary negative differences	-	-
d) reflected in equity due to tax loss	-	-
e) increase due to change in Capital Group	-	-
3. Decreases*	(11 889)	(22 252)
a) reflected in financial result of the period due to negative temporary differences	(11 888)	(21 971)
b) reflected in financial result of the period due to tax loss	(1)	(281)
c) reflected in equity due to temporary negative differences	-	-
d) reflected in equity due to tax loss	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-
4. Balance at the end of the period	42 204	15 120
a) reflected in financial result	43 031	15 947
b) reflected in equity	(827)	(827)
c) reflected in goodwill or negative goodwill	-	-
Total deferred tax assets at the end of the period	42 204	15 120

* Increase reflected in financial result for the period amounts to PLN 70,968 thousand, the difference amounting to PLN 2,573 thousand is a result of change in number of companies consolidated and foreign exchange gains/losses.

(in PLN thousand)

Note 6B

PREPAYMENTS AND DEFERRED COSTS	31 December 2004	31 December 2003
a) deferred costs, including:	121 127	144 325
- write down due to the catalisators' wearing off	56 119	66 323
- cost of acquisition patronage stations	44 162	58 423
- other	20 846	19 579
b) other:	5 682	12 958
Total prepayments and deferred costs	**126 809**	**157 283**

Note 7

INVENTORIES	31 December 2004	31 December 2003
	-	-
a) raw materials and other materials	1 632 839	1 521 811
b) work in progress	324 005	284 890
c) finished goods	1 093 510	970 734
d) goods for resale	204 347	260 346
e) prepaid inventory	3 776	3 630
Total inventories	**3 258 477**	**3 041 411**
Value of inventories being collateral for Group's liabilities	14 380	36 597

Note 8A

SHORT TERM RECEIVABLES	31 December 2004	31 December 2003
a) from subordinated companies	138 346	118 375
- trade receivables due:	135 651	114 394
- within 12 months	135 651	114 394
- over 12 months	-	-
- resulting from sales of tangible assets	307	307
- dividends and other distributions receivable	-	103
- receivables due to lease, payments to capital and social fund	2 388	3 571
- receivables taken to the court	-	-
b) from other companies	2 694 049	2 112 853
- trade receivables due:	1 978 733	1 642 295
- within 12 months	1 976 400	1 642 212
- over 12 months	2 333	83
- resulting from sales of tangible assets	3 170	3 377
- budget receivables	229 656	291 391
- dividends and other distributions receivable	-	-
- other	482 088	175 777
- receivables taken to the court	402	13
Total net short term receivables	2 832 395	2 231 228
g) bad and doubtful receivables provision (positive value)	473 234	316 850
Total gross trade receivables	**3 305 629**	**2 548 078**
Value of receivables being collateral for Group's liabilities	167 541	183 914

Note 8B

SHORT TERM RECEIVABLES FROM RELATED COMPANIES	31 December 2004	31 December 2003
a) trade receivables, from:	135 651	114 394
- subordinated companies	90	9 571
- joint-ventures	87 436	64 743
- associated companies	48 125	40 080
- significant investor	-	-
- dominant company	-	-
b) other, including:	2 695	3 981
- subordinated companies	2 695	3 299
- joint-ventures	-	284
- associated companies	-	-
- significant investor	-	-
- dominant company	-	398
c) receivables taken to court	-	-
Total net short term receivables from subordinated companies	138 346	118 375
d) bad and doubtful receivables provision (positive value)	6 798	7 196
Total gross short term receivables from subordinated companies	145 144	125 571

(in PLN thousand)

Note 8C

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION	31 December 2004	31 December 2003
a) balance at the beginning of period	316 850	291 895
b) increases of:	259 327	118 073
- initial receivable	234 749	76 493
- interest	17 813	31 218
- other	6 765	10 362
c) release of	(95 955)	(84 057)
- initial receivable	(77 076)	(57 002)
- interest	(15 441)	(25 649)
- other	(3 438)	(1 406)
d) utilization	(6 988)	(9 061)
- initial receivable	(6 359)	(7 146)
- interest	(613)	(1 474)
- other	(16)	(441)
Bad and doubtful debt provision for short term debtors at the end of period	473 234	316 850

Note 8D

SHORT TERM RECEIVABLES (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	2 925 051	2 126 722
b) in foreign currencies (by currency and recalculated to PLN)	380 578	421 356
b1. unit/currency thousand/USD	12 177	9 110
thousand PLN	36 413	33 854
b2. unit/currency thousand/EUR	84 354	82 100
thousand PLN	344 080	387 020
b3. other currencies in zlotys	85	482
Total short term receivables	3 305 629	2 548 078

Note 8E

TRADE RECEIVABLES (GROSS) DUE:	31 December 2004	31 December 2003
a) up to one month old	1 701 414	1 307 007
b) between one month to three months old	151 182	162 075
c) between three months to six months old	3 048	126
d) between six months and one year old	2 207	410
e) over one year old	2 335	695
f) overdue receivables	554 997	550 317
Total gross trade receivables	2 415 183	2 020 630
g) bad and doubtful trade receivables (negative value)	(300 799)	(263 941)
Total net trade receivables	2 114 384	1 756 689

The normal repayment period of receivables related to sales in the Dominant Company is 14 to 30 days.

Concentration of credit risk relating to trade receivables is limited due to the large number of Group's customers and their dispersion across many different industries principally in Poland and Germany.

Note 8F

TRADE DEBTORS (GROSS) - OVERDUE	31 December 2004	31 December 2003
a) up to one month old	274 428	251 440
b) between one month to three months old	39 750	37 699
c) between three months to six months old	16 781	23 681
d) between six months and one year old	24 980	52 666
e) over one year old	199 058	184 831
Total overdue gross trade debtors	554 997	550 317
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(280 123)	(239 617)
Total net overdue trade debtors	274 874	310 700

(in PLN thousand)

Note 9

RECEIVABLES (GROSS) - DISPUTABLE	31 December 2004	31 December 2003
Disputable trade receivables	51	645
Disputable budget receivables	-	-
Other disputable receivables	-	22
Receivables taken to the court, including:	23 695	27 677
- trade receivables	20 699	25 461
- other	2 996	2 216
Total disputable receivables (gross)	23 746	28 344
Provisions set (negative value)	(23 344)	(28 331)
Total disputable receivables (net - decreased by provision)	402	13

RECEIVABLES (GROSS) - OVERDUE	31 December 2004	31 December 2003
Disputable trade receivables	554 997	550 317
Disputable budget receivables	-	-
Disputable dividends and other profit distribution receivables	-	-
Other disputable receivables	524	493
Receivables taken to the court	23 696	27 677
Total disputable receivables (gross)	579 217	578 487
Provisions set (negative value)	(303 997)	(267 960)
Total overdue receivables (net - decreased by provision)	275 220	310 527

Note 10A

FINANCIAL SHORT TERM ASSETS	31 December 2004	31 December 2003
a) in subordinated companies	-	-
b) in joint-ventures	410	-
- loans granted	410	-
c) in associated companies	-	-
d) in significant investor	-	-
e) in dominant company	-	-
f) in other companies	1 277 763	156 049
- securities	1 121 418	14 277
- other securities	1 883	-
- loans granted	129	228
- other short-term financial assets	154 333	141 544
g) cash and other cash assets*	707 163	561 760
- cash on hand and in bank	663 331	513 850
- other cash	43 784	47 889
- other cash assets	48	21
Total financial short term assets	1 985 336	717 809
Value of cash and other cash equivalents being collateral for Group's liabilities	68 728	97 465

* in 2004 including PLN 174,987 thousand (CZK 1,304,900 thousand) cash retained in bank deposit in Prague due to execution of purchase trasaction of Unipetrol according to the Escrow Agreement dated 21 June 2004 between the Czech National Property Fund (NPF), the state agency Ceska Konsolidacni Agentura (CKA), PKN ORLEN and Komercni Banka.

(in PLN thousand)

Note 10B

	31 December 2004	31 December 2003
SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY TYPE)		
a) in Polish currency	1 277 634	155 821
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total short term investments in shares, securities and other short term financial assets	1 277 634	155 821

Note 10C

	31 December 2004	31 December 2003
SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)		
A. Of unlimited transferability, listed on stock exchange (balance sheet value)	964	700
a) shares (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	964	700
- fair value	964	700
- market value	964	700
- value at purchase price	914	696
c) other - by type (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
B. Of unlimited transferability, quoted on OTC markets (balance sheet value)	1 838	-
a) shares (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
c) other - by type (balance sheet value)	1 838	-
- fair value	1 838	-
- market value	1 838	-
- value at purchase price	1 838	-
C. Of unlimited transferability, not quoted on regulated market (balance sheet value)	1 029 450	7 565
a) shares (balance sheet value)	-	-
- fair value	-	-
- market value	-	-
- value at purchase price	-	-
b) bonds (balance sheet value)	982 186	7 565
- fair value	982 186	7 565
- market value	982 186	7 565
- value at purchase price	976 809	7 535
c) other - by type (balance sheet value)	47 264	-
- fair value	47 264	-
- market value	47 264	-
- value at purchase price	47 121	-
D. Of limited transferability (balance sheet value)	245 382	147 556
a) shares (balance sheet value)	-	52 201
- fair value	-	52 201
- market value	-	52 201
- value at purchase price	-	49 155
b) bonds (balance sheet value)	4 694	6 013
- fair value	4 694	6 013
- market value	4 694	6 013
- value at purchase price	4 648	5 966
c) other - by type (balance sheet value)	240 688	89 342
- fair value	240 688	89 342
- market value	240 688	-
- value at purchase price	239 852	-
Total value at purchase price	1 271 182	63 352
Total value at the beginning of the period	85 829	66 479
Total adjustments (for period)	1 191 805	63 352
Total balance sheet value	1 277 634	155 821

Note 10D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	129	228
b) in foreign currencies (by currency and recalculated to zlotys)	410	-
b1. in currency USD	137	-
thousand zlotys	410	-
Total short term loans granted	539	228

Note 10E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	235 636	230 918
b) in foreign currencies (by currency and recalculated to zlotys)	471 527	330 842
b1. in currency USD	5 445	2 558
thousand zlotys	16 287	9 341
b2. in currency EUR	68 704	68 206
thousand zlotys	280 243	321 498
b3. in currency CZK	1 304 900	-
thousand zlotys	174 987	-
b3. other currencies in PLN thousand	10	3
Total cash and cash assets	707 163	561 760

Concentration of credit risk relating to cash and cash equivalents is significantly limited as the Group places its cash with several well-established Polish, German and international banks.

Note 10F

OTHER SHORT TERM INVESTMENTS (BY TYPE)	31 December 2004	31 December 2003
Other	198	501
Total other short term investments	198	501

Note 10G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	198	501
b) in foreign currencies (by currency and recalculated to zlotys)	-	-
Total other short term investments	198	501

Note 11

SHORT TERM PREPAYMENTS AND DEFERRED COSTS	31 December 2004	31 December 2003
a) deferred costs, including:	189 737	350 837
- excise duty	109 989	273 800
- fuel charge	5 792	-
- write down due to the catalisators' wearing off	27 792	40 754
- cost of acquisition of customer (patronage stations)	9 391	8 185
- insurance	22 053	20 199
- perpetual leasehold	929	1 101
- other	13 791	6 798
b) other	28 480	19 189
Total short term prepayments and deferred costs	218 217	370 026

Note 12

IMPAIRMENT CHARGES

Impairment write-offs included/reversed in the 12 month period ended 31 December 2004 concerned:
a) intangible fixed assets - impairment charges of intangible fixed assets increased in 2004 by PLN 6,222 thousand
b) fixed assets (including construction in progress) – impairment write-offs of fixed assets increased in the year 2004 by PLN 97,935 thousand, from which PLN 1,296 thousand were transffered to revaluation reserve. Decrease in provisions described in Note 3.B resulted mainly from sales of fixed assets impaired.
c) financial long-term assets - impairment write-offs increased in 2004 by PLN 19 thousand
d) receivables - value of receivables impairment write-offs created or reversed was presented in notes 4.C and 8.C. Impairment write-offs were mainly due to arbitrage proceedings (7C p. b) and worse financial situation of debtors. Reversal of impairment write-offs of receivables was mainly due to payment of debt previously written off

e) inventories - impairment charges of inventories decreased in 2004 by PLN 10,978 thousand

(in PLN thousand)

Note 13

SHARE CAPITAL AS AT 31 DECEMBER 2004 Par value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Type of limitation of rights	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none		336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none		6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none		77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Series D**	bearer	none		7 531 924	9 415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.2003
Total number of shares				**427 709 061**				
Total share capital					**534 636**			

SHAREHOLDERS AS AT 31 DECEMBER 2004 (PLN)

	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,32%
State Treasury	43 633 897	43 633 897	54 542 371	10,20%
Bank of New York (depository)	48 480 908	48 480 908	60 601 135	11,34%
Others*	261 517 957	261 517 957	326 897 446	61,14%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

* According to current report 54/2003 presented on 4 July 2003, Commercial Union OFE BPH CU WBK as at 1 July 2003 owned 21,533,539 shares of PKN ORLEN S.A., which constitutes 5.035% (considering capital increase of PKN ORLEN dated 20 November 2003) of votes at General Shareholders Meeting of PKN ORLEN.

* According to current report 19/2005 presented on 7 March 2005, Commercial Union OFE BPH CU WBK as at 2 March 2005 owned 21,040,915 shares of PKN ORLEN S.A., which constitutes 4.92% of share capital of PKN ORLEN S.A.

(in PLN thousand)

	31 December 2004	31 December 2003

Note 14 A OWN SHARES
The Company did not possess own shares in 2003 and 2004.

Note 14 B ISSUER'S SHARES OWNED BY SUBORDINATES
Between 1 January 2003 and 31 December 2004 subordinates did not possess shares of the Dominant Company.

Note 15

CAPITAL RESERVE		
a) share premium	1 058 450	1 058 450
b) capital provided for by the articles	175 074	175 074
c) capital provided for by the deed, over the minimum provided for by the articles	5 679 658	4 908 836
d) capital from additional shareholders' payments	-	-
e) other	372 226	325 661
Total capital reserve	7 285 408	6 468 021

Note 16

REVALUATION RESERVE		
a) from revaluation of fixed assets	647 383	670 886
b) from gains/losses on financial instruments valuation, including:	77 009	-
- valuation of hedging instruments	77 009	-
c) from deferred tax	(15 420)	2 139
d) foreign exchange gains/losses from recalculation of foreign subsidiaries	-	-
e) other	697	1 660
Total revaluation reserve	709 669	674 685

Note 17

OTHER CAPITAL RESERVES (BY PURPOSE)		
Privatization fund	53 476	53 476
Total other capital reserves	53 476	53 476

Note 18

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)		
Total write-offs from net profit within the year	-	-

Note 19

MOVEMENTS IN MINORITY INTEREST		
a) balance at the beginning of period	425 961	410 890
b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	(4)	(836)
c) increases	54 414	33 691
- share in profit	54 414	33 691
d) decreases	(103 466)	(17 784)
- other, including dividends payment	(103 466)	(17 784)
e) balance at the end of the period	376 905	425 961
Total minority interest at the end of period	376 905	425 961

Note 20A

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES	-	-
a) negative goodwill - subsidiaries	273 611	301 369
b) negative goodwill - joint-ventures companies	-	-
c) negative goodwill - associated companies	-	-
Total negative goodwill of subordinated companies	273 611	301 369

(in PLN thousand)

Note 20B

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES	31 December 2004	31 December 2003
a. Gross negative value at the beginning of the period	593 023	513 356
Anwil S.A.	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8
Entities consolidated by Rafineria Trzebinia S.A.	1 426	2 256
ORLEN Asfalt Sp. z o.o.	1 688	815
ORLEN Deutschland AG*	79 534	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-
ORLEN Transport Slupsk Sp. z o.o.	27	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-
ORLEN Labolatorium Sp. z o.o.	38	-
b. increases (including):	389	80 803
Anwil S.A.	-	-
Consolidated by Rafineria Trzebinia	389	306
ORLEN Asfalt Sp. z o.o.	-	873
ORLEN Deutschland AG	-	79 534
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	4
ORLEN Transport Slupsk Sp. z o.o.	-	27
ORLEN Transport Olsztyn Sp. z o.o.	-	21
ORLEN Labolatorium Sp. z o.o.	-	38
c. decreases	9 769	1 136
ORLEN Transport Lublin Sp. z o.o.	32	-
Entities consolidated by Rafineria Trzebinia S.A.	-	1 136
ORLEN Deutschland AG*	9 737	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	
d. Gross negative value at the end of the period	583 643	593 023
Anwil S.A.	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	-	32
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8
ORLEN Oil Sp. z o.o.	1 815	1 426
ORLEN Asfalt Sp. z o.o.	1 688	1 688
ORLEN Deutschland AG*	69 797	79 534
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	4
ORLEN Transport Slupsk Sp. z o.o.	27	27
ORLEN Transport Olsztyn Sp. z o.o.	21	21
ORLEN Labolatorium Sp. z o.o.	38	38
e. write-off of negative goodwill at the beginning of the period	291 654	254 354
Anwil S.A.	218 951	194 716
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	35 702
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	16	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8
ORLEN Oil Sp. z o.o.	287	673
ORLEN Asfalt Sp. z o.o.	433	367
ORLEN Deutschland AG*	4 419	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1	-
ORLEN Transport Slupsk Sp. z o.o.	10	-
ORLEN Transport Olsztyn Sp. z o.o.	8	-
ORLEN Labolatorium Sp. z o.o.	4	-

* including foreign exchange gains/losses from consolidation amounting to PLN 4,419 thousand.

(in PLN thousand)

Note 20B (continuation)

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES	31 December 2004	31 December 2003
f. write-off of negative goodwill for the period (including)	18 394	37 855
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-
foreign exchange differences from consolidation	(8 465)	201
write-off of negative goodwill charged to income statement	-	37 654
Anwil S.A.	21 816	24 235
Rafineria Trzebinia S.A.	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-
Rafineria Nafty Jedlicze S.A.	-	8 927
ORLEN Gaz Sp. z o.o.	-	-
ORLEN Transport Plock Sp. z o.o.	-	-
Petrotel Sp. z o.o.	-	-
ORLEN Transport Lublin Sp. z o.o.	-	16
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-
ORLEN Oil Sp. z o.o.	635	169
ORLEN Asfalt Sp. z o.o.	132	66
ORLEN Deutschland AG	4 232	4 419
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2	1
ORLEN Transport Slupsk Sp. z o.o.	13	10
ORLEN Transport Olsztyn Sp. z o.o.	10	8
ORLEN Labolatorium Sp. z o.o.	19	4
g. decrease in write-off of negative goodwill	16	555
Anwil S.A.	-	-
Rafineria Trzebinia S.A.	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-
Rafineria Nafty Jedlicze S.A.	-	-
Entities consolidated by Rafineria Trzebinia S.A.	-	555
ORLEN Asfalt Sp. z o.o.	16	-
h. write-off of negative goodwill at the end of the period (including):	310 032	291 654
Anwil S.A.	240 767	218 951
Rafineria Trzebinia S.A.	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9
ORLEN Transport Plock Sp. z o.o.	23	23
Petrotel Sp. z o.o.	377	377
ORLEN Transport Lublin Sp. z o.o.	-	16
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8
ORLEN Oil Sp. z o.o.	922	287
ORLEN Asfalt Sp. z o.o.	565	433
ORLEN Deutschland AG	186	4 419
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	3	1
ORLEN Transport Slupsk Sp. z o.o.	23	10
ORLEN Transport Olsztyn Sp. z o.o.	18	8
ORLEN Labolatorium Sp. z o.o.	23	4
i. net value at the end of the period (including)	273 611	301 369
Anwil S.A.	201 961	223 777
Rafineria Trzebinia S.A.	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-
Rafineria Nafty Jedlicze S.A.	-	-
ORLEN Gaz Sp. z o.o.	-	-
ORLEN Transport Plock Sp. z o.o.	-	-
Petrotel Sp. z o.o.	-	-
ORLEN Transport Lublin Sp. z o.o.	-	16
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-
ORLEN Oil Sp. z o.o.	893	1 139
ORLEN Asfalt Sp. z o.o.	1 123	1 255
ORLEN Deutschland AG	69 611	75 115
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1	3
ORLEN Transport Slupsk Sp. z o.o.	4	17
ORLEN Transport Olsztyn Sp. z o.o.	3	13
ORLEN Labolatorium Sp. z o.o.	15	34

(in PLN thousand)

Note 20C

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES	31 December 2004	31 December 2003
a. gross value at the beginning of period	-	-
b. increases	-	-
c. decreases	-	-
d. gross value at the end of period	-	-
e. writ-off of negative goodwill at the beginning of the period	-	-
f. write-off of negative goodwill for the period	-	-
g. decrease in write-off of negative goodwill	-	-
h. write-off of negative goodwill at the end of the period	-	-
i. net value at the end of the period	-	-

Note 20D

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES	31 December 2004	31 December 2003
a. gross value at the beginning of period	**10 345**	**10 345**
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
b. increases	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-
c. decreases	-	-
d. gross value at the end of period	**10 345**	**10 345**
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
e. write-off of negative goodwill at the beginning of the period	**10 345**	**10 345**
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
f. write-off of negative goodwill for the period	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-
g. decrease in write-off of negative goodwill	-	-
Chemiepetrol GmbH	-	-
h. write-off of negative goodwill at the end of the period	**10 345**	**10 345**
Naftoport Sp. z o.o.	10 259	10 259
Chemiepetrol GmbH	86	86
i. net value at the end of the period	-	-
Naftoport Sp. z o.o.	-	-
Chemiepetrol GmbH	-	-

(in PLN thousand)

31 December 2004 | 31 December 2003

Note 20E

CALCULATION OF NEGATIVE GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Negative goodwill from consolidation
Rafineria Trzebinia S.A.	74 503	79 362	4 859
Inowrocławskie Kopalnie Soli "SOLINO" S.A.	17 560	35 180	17 620
ORLEN Gaz Sp.z o.o.	7 470	7 479	9
Rafineria Nafty Jedlicze S.A.	64 000	108 629	44 629
Petrotel Sp. z o.o.	1 520	1 897	377
ORLEN Transport Plock Sp. z o.o.	7 420	7 443	23
Anwil S.A.	176 200	618 928	442 728
Entities consolidated by Rafineria Trzebinia S.A.	76 231	78 046	1 815
ORLEN Transport Lublin Sp. z o.o.	6 034	6 066	32
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	102	106	4
ORLEN Transport Słupsk Sp. z o.o.	1 869	1 896	27
ORLEN Transport Olsztyn Sp. z o.o.	2 329	2 350	21
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	1 437	1 445	8
ORLEN Asfalt Sp. z o.o.	50 700	52 388	1 688
ORLEN Deutschland AG	400 199	469 996	69 797
ORLEN Laboratorium Sp. z o.o.	500	538	38
Naftoport Sp. z o.o.	18 259	28 518	10 259
Chemiepetrol GmbH	397	483	86

Note 21A

MOVEMENTS IN PROVISION FOR DEFERRED TAX	31 December 2004	31 December 2003
1. Provision for deferred tax at the beginning of period, including:	212 323	290 463
a) reflected in financial result	124 917	252 795
b) reflected in equity	36 729	37 668
c) reflected in goodwill or negative goodwill	50 677	-
2. Increases	175 727	220 211
a) reflected in financial result of the period due to positive temporary differences	153 988	169 179
b) reflected in equity due to temporary positive differences	17 814	355
c) reflected in goodwill or badwill due to temporary positive differences	3 925	50 677
3. Decreases	(206 768)	(298 351)
a) reflected in financial result of the period due to positive temporary differences	(197 872)	(297 057)
b) reflected in equity due to temporary positive differences	(255)	(1 294)
c) reflected in goodwill or badwill due to temporary positive differences	(8 641)	-
4. Balance at the end of period	181 282	212 323
a) reflected in financial result	81 033	124 917
b) reflected in equity	54 288	36 729
c) reflected in goodwill or negative goodwill	45 961	50 677

Total influence of change of CIT on change in deferred tax is presented in Note 37B.

Note 21B

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2004	31 December 2003
a) balance at the beginning of period	137 359	128 123
b) increases	56 207	35 925
c) utilization	(10 278)	(5 312)
d) release	(6 963)	(9 168)
e) changes in composition of Capital Group	(483)	(12 209)
Balance at the end of period	175 842	137 359

Note 21C

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	31 December 2004	31 December 2003
a) balance at the beginning of period	21 229	22 273
b) increases	15 016	27 577
c) utilization	(14 673)	(24 111)
d) release	(2 735)	(3 192)
e) changes in composition of Capital Group	(80)	(1 318)
Balance at the end of period	18 757	21 229

(in PLN thousand)

Note 21D

MOVEMENTS IN OTHER LONG TERM PROVISIONS (BY TYPE)	31 December 2004	31 December 2003
a.) balance at the beginning of period (by type)	372 279	328 192
- environmental provision	357 201	320 056
- provision for business risk	3 800	3 000
- provision for costs of employee protection program	-	-
- other	11 278	5 136
b) increases of:	72 510	50 380
- environmental provision	7 009	47 997
- provision for business risk	35 173	1 014
- provision for costs of employee protection program	25 464	-
- other	4 864	1 369
c) increases due to changes in Capital Group	-	8 224
- environmental provision	-	-
- provision for business risk	-	-
- provision for costs of employee protection program	-	-
- other	-	8 224
d) utilization of:	(2 569)	(1 743)
- environmental provision	(1 011)	-
- provision for business risk	-	(135)
- provision for costs of employee protection program	-	-
- other	(1 558)	(1 608)
e) release of:	(989)	(12 774)
- environmental provision	(84)	(10 852)
- provision for business risk	(41)	(79)
- provision for costs of employee protection program	-	-
- other	(864)	(1 843)
Other long term provisions at the end of period (by type)	441 231	372 279
- environmental provision*	363 115	357 201
- provision for business risk	38 932	3 800
- provision for costs of employee protection program	25 464	-
- other	13 720	11 278
Total other long term provisions at the end of period	441 231	372 279

* In years 2003 and 2004 the amount of provison is calculated based on an estimate made by an independent expert. The Management Board of the Company determined the amount of environmental provision on the basisof the reportsprepared by independent experts. Amount of the provision reflectsthe best estimate of the Management Board regarding future expenses.

(in PLN thousand)

Note 21E

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	31 December 2004	31 December 2003
a.) balance at the beginning of period	85 525	97 515
- environmental provision*	49 591	59 827
- provision for business risk	18 012	26 103
- provision for costs of employee protection program	-	-
- other	17 922	11 585
b) increases of:	248 689	22 866
- environmental provision	129 173	3 000
- provision for business risk	39 271	153
- provision for costs of employee protection program	44 536	-
- other	35 709	19 713
c) increases due to changes in Capital Group	-	23 333
- environmental provision	-	2 285
- provision for business risk	-	-
- provision for costs of employee protection program	-	-
- other	-	21 048
d) utilization of:	(35 485)	(43 180)
- environmental provision	(22 360)	(13 430)
- provision for business risk	(8 139)	(1 216)
- provision for costs of employee protection program	-	-
- other	(4 986)	(28 534)
e) release of:	(34 743)	(15 009)
- environmental provision	(29 368)	(2 091)
- provision for business risk	(94)	(7 028)
- provision for costs of employee protection program	-	-
- other	(5 281)	(5 890)
Other short term provisions at the end of period	263 986	85 525
-environmental provision*	127 036	49 591
- provision for business risk	49 050	18 012
- provision for costs of employee protection program	44 536	-
- other	43 364	17 922
Total other short term provisions at the end of period	263 986	85 525

* In years 2003 and 2004 the amount of provison is calculated based on an estimate made by an independent expert. The Management Board of the Company determined the amount of environmental provision on the basisof the reportsprepared by independent experts. Amount of the provision reflectsthe best estimate of the Management Board regarding future expenses.

Note 22A

LONG TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiaries	-	168
b) to joint-venture companies	-	-
c) to associated companies	-	-
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	1 791 144	1 839 116
- loans	1 756 889	1 810 336
- finance lease liabilities	29 190	14 710
- other	5 065	14 070
Total long term liabilities	**1 791 144**	**1 839 284**

Note 22B

LONG TERM LIABILITIES (AGEING)	31 December 2004	31 December 2003
a) between 1 and 3 years old	226 482	279 912
b) between 3 and 5 years old	1 483 796	1 447 024
c) over 5 years old	80 866	112 348
Total long term liabilities	**1 791 144**	**1 839 284**

Note 22C

LONG TERM LIABILITIES (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	269 028	332 708
b) in foreign currencies (by currency and recalculated to PLN)	1 522 116	1 506 576
b1. in currency USD	240 292	218 063
thousand zlotys	718 568	815 666
b2. in currency EUR	194 704	143 521
thousand zlotys	794 196	675 048
b3. other currencies in thousand zlotys	9 352	15 862
Total long term liabilities	**1 791 144**	**1 839 284**

Note 22D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid – Total		Interest rate terms	Repayment date	Collateral
			kPLN	currency in thousand	kPLN	currency in thousand			
1	Bank Handlowy w Warszawie S.A.**	Warsaw o/Lublin	3 500	-	3 500	-	WIBOR + margin	13.01.2006	no collateral
2	Bank Handlowy w Warszawie S.A.**	Warsaw o/Poznan	6 500	-	327	-	WIBOR + margin	01.03.2006	mortgage on real estate, cession of rights from insurance agreement
3	BPH S.A. **	Warsaw o/Zielona Gora	364	-	364	-	WIBOR + margin	28.04.2006	bank deposit
4	BPH S.A. **	Krakow o/Busko Zdroj	12 472	4 805 CHF	993	376 CHF	LIBOR + margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
5	BPH S.A. **	Krakow o/Busko Zdroj	31 395	12 096 CHF	6 107	2 311 CHF	LIBOR + margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
6	BPH S.A. **	Krakow o/Busko Zdroj	15 000	-	8 293	-	WIBOR + margin	31.03.2006	own blank bill of exchange with declaration issued by PKN ORLEN, pledge on stock, insurance rights cession
7	BPH S.A. **	Krakow	20 000	-	15 000	-	WIBOR + margin	29.11.2007	authorisation to current bank account, register pledge on inventories, cession of rights from insurance agreement
8	Bank Pekao S.A.**	Warsaw	30 000	-	18 428	-	WIBOR + margin	30.10.2007	own blank bill with declaration
9	Bank Pekao S.A.**	Jedlicze	30 000	-	14 305	-	WIBOR + margin	30.05.2007	register pledge on stock not less than PLN 9 m, cession rights form insurance agreement, register pledge on FA with cession of rights form insurance agreement
10	Bank Pekao S.A.**	Warsaw o/Plock	1 504	-	672	-	WIBOR + margin	30.04.2007	own blank bill with declaration, authorisation to current bank account, bank deposit
11	Bank Pekao S.A.**	Warsaw	-	4 000 USD	10 801	3 612 USD	LIBOR + margin	18.08.2006	authorisation to current bank account, marine mortgage on ships with cession of rights from insurance agreement
12	Syndicate loan /Bank Pekao S.A. as Agent **	Warsaw	175 909	-	113 600	-	WIBOR + margin	30.06.2017	cession of rights to lease agreement
13	BRE Bank S.A.**	Warsaw o/Rzeszow	5 000	-	4 891	-	WIBOR + margin	30.12.2006	own blank bill; register pledge on oil blending and related lines, cession of rights from insurance agreement
14	BRE Bank S.A.**	Warsaw	3 000	-	778	-	WIBOR + margin	30.09.2009	marine mortgage amounting to PLN 600 thousand on Palica, cession of receivables, cession of rights from insurance agreement
15	PKO BP S.A. **	Warsaw o/Plock	2 600	-	2 167	-	WIBOR + margin	30.06.2008	transfer of fixed assets with cession of rights from insurance policy, transfer of receivables
16	PKO BP S.A. **	Warsaw o/Plock	2 800	-	2 800	-	WIBOR + margin	30.06.2010	transfer of fixed assets with cession of rights from insurance policy, authorisation to bank account
17	PKO BP S.A. **	Warsaw o/Krosno	20 000	-	19 994	-	WIBOR + margin	29.12.2006	authorisation to a current account, register pledge on TDA line with cession of rights from insurance agreement; 3 own blank bills; register pledge on 8 tanks; mortgage caution up to the amount of PLN 3.97m.; cession of receivables; transfer of fixed assets
18	Bank Gospodarki Zywnosciowej S.A. **	Warsaw o/Plock	6 000	-	3 750	-	WIBOR + margin	30.06.2008	transfer of fixed assets with cession of rights, transfer of receivables
19	ING Bank Slaski S.A. **	Katowice	11 200	-	5 781	-	WIBOR + margin	31.12.2009	own blank bill of exchange, guarantess, cession of rights from insurance and bank guarantee, tranfer of rent receivables
20	ING Bank Slaski S.A. **	Katowice o/Krosno	29 689	-	7 422	-	WIBOR + margin	14.12.2006	mortgage on real estate (value of PLN 30 m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
21	Syndicate loan - ING as agent*	London	2 358 500	500 000 EUR	699 939	171 596 EUR	EURIBOR + margin	29.07.2008	voluntary submission to infusement
					707 768	236 680 USD	LIBOR + margin		
22	Kredyt Bank S.A. **	Warsaw o/Lublin	4 200	-	3 967	-	WIBOR + margin	01.06.2006	transfer of inventory with cession of rights
23	Bank Ochrony Srodowiska S.A. **	Warsaw o/Krakow	2 000	-	750	-	WIBOR + margin	30.04.2006	own blank bill with declaration
24	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw	50 000	-	10 000	-	preferential rate	20.12.2006	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
25	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw	6 000	-	3 450	-	preferential rate	20.12.2010	own blank bill with declaration
26	Nordea Bank Polska S.A.**	Warsaw	2 000	-	856	-	WIBOR + margin	10.09.2007	marine mortgage with cession of rights from insurance agreement, transfer of inventory with cession of rights from insurance agreement; authorisation to current bank accounts
27	Hamburg Landesbank**	Hamburg	-	61 EUR	4	1 EUR	fixed interest rate	01.01.2006	mortgage
28	Hamburg Landesbank**	Hamburg	-	920 EUR	1 485	364 EUR	fixed interest rate	01.07.2008	mortgage
29	Hamburg Landesbank**	Hamburg	-	5 113 EUR	8 400	2 059 EUR	fixed interest rate	01.10.2008	cash
30	Hamburg Landesbank**	Hamburg	-	5 113 EUR	8 690	2 130 EUR	fixed interest rate	01.12.2008	cash
31	Hamburg Landesbank**	Hamburg	-	1 023 EUR	1 738	426 EUR	fixed interest rate	01.12.2009	mortgage
32	Hamburg Landesbank**	Hamburg	-	5 113 EUR	8 690	2 130 EUR	fixed interest rate	01.01.2009	cash

Note 22D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid – Total		Interest rate terms	Repayment date	Collateral
			kPLN	currency in thousand	kPLN	currency in thousand			
33	Hamburg Landesbank**	Hamburg	-	5 113 EUR	9 559	2 343 EUR	fixed interest rate	01.06.2009	cash
34	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 138	2 486 EUR	fixed interest rate	01.10.2009	cash
35	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 283	2 521 EUR	fixed interest rate	01.01.2010	cash
36	Commerzbank Hamburg**	Hamburg	-	1 023 EUR	1 918	470 EUR	fixed interest rate	01.07.2008	mortgage
37	Commerzbank Hamburg**	Hamburg	-	971 EUR	1 569	385 EUR	fixed interest rate	01.09.2008	mortgage
38	Commerzbank Hamburg**	Hamburg	-	522 EUR	1 009	247 EUR	fixed interest rate	01.10.2008	mortgage
39	Vereinsbank Hamburg**	Hamburg	-	1 094 EUR	2 100	515 EUR	fixed interest rate	01.12.2007	mortgage
40	Vereinsbank Hamburg**	Hamburg	-	818 EUR	1 571	385 EUR	fixed interest rate	01.12.2007	mortgage
41	Vereinsbank Hamburg**	Hamburg	-	5 114 EUR	10 573	2 593 EUR	fixed interest rate	01.05.2006	mortgage
42	Volksbank Elmshorn**	Elmshorn	-	409 EUR	139	34 EUR	fixed interest rate	01.09.2006	mortgage
43	Volksbank Elmshorn**	Elmshorn	-	716 EUR	892	219 EUR	fixed interest rate	01.10.2006	mortgage
44	Volksbank Elmshorn**	Elmshorn	-	511 EUR	666	163 EUR	fixed interest rate	01.06.2007	mortgage
45	Volksbank Elmshorn**	Elmshorn	-	920 EUR	1 147	281 EUR	fixed interest rate	01.08.2007	mortgage
46	Volksbank Elmshorn**	Elmshorn	-	307 EUR	240	59 EUR	fixed interest rate	01.06.2007	mortgage
47	Volksbank Elmshorn**	Elmshorn	-	256 EUR	369	90 EUR	fixed interest rate	01.10.2007	mortgage
48	Sparkasse Elmshorn **	Elmshorn	-	920 EUR	476	117 EUR	fixed interest rate	01.03.2008	mortgage
49	Sparkasse Elmshorn **	Elmshorn	-	3 682 EUR	1 904	467 EUR	fixed interest rate	01.06.2006	mortgage
50	Sparkasse Elmshorn **	Elmshorn	-	1 943 EUR	885	217 EUR	fixed interest rate	01.06.2006	mortgage
51	Sparkasse Elmshorn **	Elmshorn	-	1 012 EUR	784	192 EUR	fixed interest rate	01.11.2006	mortgage
52	Sparkasse Elmshorn **	Elmshorn	-	345 EUR	267	65 EUR	fixed interest rate	01.06.2007	mortgage
53	Sparkasse Elmshorn **	Elmshorn	-	1 150 EUR	1 189	292 EUR	fixed interest rate	01.12.2008	mortgage
54	Sparkasse Elmshorn **	Elmshorn	-	1 176 EUR	1 768	434 EUR	fixed interest rate	01.12.2008	mortgage
55	Landesbank S.-H. **	Kiel	-	1 012 EUR	774	190 EUR	fixed interest rate	01.04.2008	mortgage
56	Landesbank S.-H. **	Kiel	-	345 EUR	264	65 EUR	fixed interest rate	01.06.2007	mortgage
57	IKB Deutsche Industriebank AG**	Hamburg	-	511 EUR	695	170 EUR	fixed interest rate	01.09.2007	mortgage
	TOTAL				1 756 889				

Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.
Margins applied by banks vary and primarily depend on:
- entity that originally incurred a loan (the Parent Company & consolidated entities),
- date of repayment of a loan,
- amount of a loan.
Margins based on WIBOR (T/N - 3M) range from 0.05% to 3.2%.
Margins based on LIBOR (1W - 3M) range from 0.10% to 1.0%
Margins based on EURIBOR 3M at the level from 0.10% to 0.4%
Fixed rates for loans in foreign currencies range from 4.17% - 7.9%.
Fixed rates for borrowings in foreign currencies range from 2.60% - 3.0%.
A part of loans have been incurred to finance projects connected with the environmental protection and bear preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.
Interests on preferential loans range from 0.4 to 0.5 rediscount rate.
The Group also acquired loans with preferential interests from the National and Voyvodship Funds for Environmental Protection and Melioration Policy (Narodowy and Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej).
* Loans incurred by the Dominant Company.
The Dominant Company take advantage of credit lines. As at 31 December 2004 the Dominant Company did not use all available credit lines.
** Loan incurred by subsidiaries.

Note 22E

LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As at 31 December 2004 there were no long term liabilities from the issue of securities in the Group.

Note 23A

SHORT TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiary companies	9 339	21 489
- loans	1 009	1 275
- resulting from issuance of commercial papers	-	-
- trade liabilities, falling due:	1 993	16 812
- within 12 months	1 993	16 812
- over 12 months	-	-
- resulting from purchases of tangible assets	2 601	-
- other	3 736	3 402
b) to joint-venture companies	11 895	-
- trade liabilities, falling due:	11 893	-
- within 12 months	11 893	-
- over 12 months	-	-
- other	2	-
c) to associated companies	20 553	31 603
- resulting from issuance of commercial papers	-	11 006
- trade liabilities, falling due:	16 978	19 073
- within 12 months	16 978	19 067
- over 12 months	-	6
- resulting from purchases of tangible assets	3 575	1 524
d) to significant investor	-	-
e) to dominant company	-	-
f) to other companies	3 822 172	4 195 414
- loans, including:	240 590	1 116 345
- long term loans falling due	87 238	135 774
- resulting from issuance of commercial papers	-	65 597
- other financial liabilities	28 252	30 356
- trade liabilities, falling due:	1 750 922	1 920 722
- within 12 months	1 750 683	1 920 616
- over 12 months	239	106
- payments in advance	4 172	4 652
- resulting from purchases of tangible fixed assets	229 356	192 876
- wages and salaries	14 328	14 395
- budget payables	1 485 733	836 287
- other	68 819	14 184
g) Special Funds:	46 401	46 900
- Company's social fund	34 974	37 375
- Premium Fund	447	447
- other	10 980	9 078
Total short term liabilities	3 910 360	4 295 406

Note 23B

SHORT TERM LIABILITIES (CURRENCY TYPE)	31 December 2004	31 December 2003
a) in Polish currency	2 609 793	2 315 940
b) in foreign currencies (by currency and recalculated to PLN)	1 300 567	1 979 466
b1. in currency USD	240 276	247 231
thousand zlotys	718 522	924 117
b2. in currency EUR	140 736	221 054
thousand zlotys	573 955	1 043 645
b3. other currencies in thousand zlotys	8 090	11 704
Total short term liabilities	3 910 360	4 295 406

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short-term									
1	Bank Handlowy w Warszawie S.A.**	Warsaw	5 500	-	3 983	-	WIBOR + margin	31.12.2005	authorisation to a current bank account
2	Bank Handlowy w Warszawie S.A.*	Warsaw	140 000	-	1 394	-	WIBOR + margin	31.07.2005	voluntary submission to infusement
3	Bank Handlowy w Warszawie S.A.**	Warsaw	5 000	-	23	-	WIBOR + margin	credit line in a current account	own bill of exchange
4	Bank Handlowy w Warszawie S.A.**	Warsaw o/Lublin	5 000	-	3 443	-	WIBOR + margin	renew every 7 days	no collateral
5	Bank Handlowy w Warszawie S.A.**	Warsaw	2 000	-	1 656	-	WIBOR + margin	05.08.2005	cession of property rights to movables, cession of rights from insurance
6	Bank Handlowy w Warszawie S.A.**	Warsaw	19 000	-	18 805	-	WIBOR + margin	29.06.2005	no collateral
7	Bank Handlowy w Warszawie S.A.**	Warsaw o/Katowice	6 500	-	6 472	-	WIBOR + margin	08.04.2005	guaranteed by Rafineria Trzebinia S.A. in 100%
8	Bank Handlowy w Warszawie S.A.**	Warsaw	4 000	-	3 289	-	WIBOR + margin	credit line in a current account	guarantee of Rafineria Trzebinia S.A
9	Bank Handlowy w Warszawie S.A.**	Warsaw	900	-	875	-	WIBOR + margin	renewed every 7 days	guarantee of Rafineria Trzebinia S.A
10	Bank Handlowy w Warszawie S.A.**	Warsaw o/Rzeszow	20 000	-	17 840	-	WIBOR + margin	20.06.2005	cession of receivables
11	Bank Handlowy w Warszawie S.A.**	Warsaw o/Krakow	21 700	-	10 138	-	WIBOR + margin	19.11.2005	no collateral
12	Bank Handlowy w Warszawie S.A.**	Warsaw o/Poznan	5 000	-	4 994	-	WIBOR + margin	31.12.2005	mortgage
13	Bank Pekao S.A.**	Warsaw o/Plock	4 400	-	4 295	-	WIBOR + margin	30.09.2005	blank bill of exchange, authorisation to bank account
14	Bank Pekao S.A.**	Warsaw	20 000	-	11 181	-	WIBOR + margin	28.12.2005	transfer of receivables
15	BPH S.A. *	Warsaw	100 000	-	1 227	-	WIBOR + margin	30.04.2005	authorisation to a current bank account, voluntary submission to infusement
16	BPH S.A. **	Krakow	30 000	-	25 779	-	WIBOR + margin	31.03.2005	blank bill of exchange, authorisation to bank account
17	BPH S.A. **	Warsaw o/Krakow	3 000	-	1 633	-	WIBOR + margin	31.03.2005	guaranteed by Rafineria Trzebinia in 100%
18	BPH S.A. **	Krakow	2 000	-	2 000	-	WIBOR + margin	31.03.2005	guaranteed by Rafineria Trzebinia in 100%
19	BPH S.A. **	Krakow	14 000	-	722	-	WIBOR + margin	-	blank bill of exchange
20	Kredyt Bank S.A. **	Warsaw o/Wroclaw	930	-	757	-	WIBOR + margin	28.04.2005	cession agreement
21	BRE Bank S.A. **	Warsaw	10 000	-	13 931	-	WIBOR + margin	credit line in a current account	blank bill of exchange
22	PKO BP S.A. **	Warsaw o/Lublin	5 000	-	1 701	-	WIBOR + margin	31.12.2005	blank bill of exchange, authorisation to bank account
23	PKO BP S.A. **	Warsaw o/Swidnik	300	-	200	-	WIBOR + margin	renewed every year	blank bill of exchange, authorisation to bank account
24	PKO BP S.A. **	Warsaw o/Plock	2 600	-	34	-	WIBOR + margin	30.09.2005	transfer of movables, cession of rights from insurance agreement, transfer of receivables
25	PKO BP S.A. **	Warsaw o/Poznan	2 200	-	1 451	-	WIBOR + margin	31.12.2005	mortgage, pledge on inventory
26	Bank Millennium S.A. **	Warsaw o/Wloclawek	1 500	-	1 262	-	WIBOR + margin	18.02.2005	blank bill of exchange, authorisation to current bank account, cession of receivables and fixed assets
27	Bank Gospodarki Zywnosciowej S.A. **	Warsaw o/Gryfice	298	-	100	-	preferential rate	30.09.2005	cession of agricultural equipment amounting to PLN 208,4 thousand, guarantee by Ship-Service S.A.
28	BNP Paribas Bank Polska**	Warsaw	8 700	-	8 411	-	WIBOR + margin	31.03.2005	marine mortgage on ships with cession of rights from insurance agreement, mortgage, cession of receivables

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
29	Bank Wspolpracy Europejskiej S.A **	Warsaw o/Poznan	4 000	-	3 963	-	WIBOR + margin	30.09.2005	mortgage, pledge on inventory
30	Bank Wspolpracy Europejskiej S.A **	Warsaw o/Poznan	2 000	-	1 676	-	WIBOR + margin	30.09.2005	mortgage, pledge on inventory
31	Hermann Eggert Mineraloelvertriebs GmbH**	Elmshorn	-	92 EUR	374	92 EUR	fixed interest rate	01.01.2005	no collateral
32	Wecotect**	Elmshorn	-	156 EUR	636	156 EUR	fixed interest rate	01.01.2005	no collateral
33	Voba DTA**	Hamburg	-	29 EUR	116	29 EUR	fixed interest rate	01.01.2005	no collateral
	TOTAL				154 361				
II. Long term currently repaid									
34	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej*	Warsaw o/Torun	225	-	34	-	preferential rate	15.09.2005	bank guarantee
35	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw	50 000	-	10 000	-	preferential rate	20.12.2005	guaranteed by PKN ORLEN S.A., submission to infusement
36	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw	6 000	-	680	-	preferential rate	31.12.2005	blank own bill of exchange
37	Syndicate loan /Bank Pekao S.A. as Agent **	Warsaw	175 909	-	14 100	-	WIBOR + margin	31.12.2005	cession of rights from lease agreement
38	PKO BP S.A. **	Warsaw o/Plock	2 600	-	433	-	WIBOR + margin	30.12.2005	cession of rights from insurance agreement, transfer of receivables
39	Bank Pekao S.A.**	Warsaw o/Plock	504	-	504	-	WIBOR + margin	31.12.2005	bank deposit
40	Bank Pekao S.A.**	Warsaw	30 000	-	2 000	-	WIBOR + margin	31.10.2005	blank bill of exchange
41	Bank Ochrony Srodowiska S.A. **	Warsaw o/Krakow	2 000	-	1 200	-	WIBOR + margin	30.11.2005	blank bill of exchange
42	BPH S.A. **	Warsaw o/Zielona Gora	2 000	-	1 091	-	WIBOR + margin	30.09.2005	deposit
43	BPH S.A. **	Warsaw o/Busko Zdroj	12 472	4 805 CHF	993	376 CHF	LIBOR + margin	31.01.2005	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
44	BPH S.A. **	Warsaw o/Busko Zdroj	31 395	12 096 CHF	4 885	1 849 CHF	LIBOR + margin	31.01.2005	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
45	BPH S.A. **	Krakow	20 000	-	4 880	-	WIBOR + margin	29.11.2005	authorisation to current bank account, patronage statement by PKN ORLEN S.A.; register pledge on inventory, cession of rights from agreement
46	Bank Handlowy w Warszawie S.A.**	Warsaw o/Poznan	6 500	-	1 300	-	WIBOR + margin	31.12.2005	mortgage on real estate, cession of rights from insurance agreement
47	Bank Handlowy w Warszawie S.A.**	Warsaw	-	150 CHF	122	30 CHF	LIBOR + margin	31.12.2005	guarentee by PKN ORLEN S.A.
48	BRE Bank S.A. **	Warsaw	3 000	-	545	-	WIBOR + margin	31.12.2005	marine mortgage on ship, transfer of receivables with cession of rights from insurance agreement
49	Bank Gospodarki Zywnosciowej S.A. **	Warsaw o/Plock	5 618	-	936	-	WIBOR + margin	30.06.2005	transfer of equipment, transfer of receivables, bill of exchange
50	Bank Gospodarki Zywnosciowej S.A. **	Warsaw o/Plock	6 000	-	1 500	-	WIBOR + margin	30.12.2005	transfer of movables, transfer of receivables
51	ING Bank Slaski S.A.**	Katowice o/Krosno	29 689	-	5 938	-	WIBOR + margin	31.10.2005	mortgage on real estate (value of PLN 30 m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
52	ING Bank Slaski S.A.**	Katowice o/Krosno	11 000	-	10 848	-	WIBOR + margin	30.05.2005	mortgage on real estate (value of PLN 11 m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
53	syndicate loan - ING as agent*	London	2 358 500	500 000 EUR	2 276	558 EUR	EURIBOR + margin	30.03.2005	voluntary submission to infusement
					966	323 EUR	LIBOR + margin	15.03.2005	
54	Nordea Bank Polska S.A.**	Warsaw	2 000	-	507	-	WIBOR + margin	31.12.2005	marine mortgage on m/t Romanka with cession of rights from insurance agreement, transfer of inventory with cession of rights from insurance agreement; authorisation to current bank accounts

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
55	Hamburg Landesbank**	Hamburg	-	95 EUR	3	1 EUR	fixed interest rate	31.12.2005	mortgage
56	Hamburg Landesbank**	Hamburg	-	383 EUR	14	3 EUR	fixed interest rate	31.12.2005	mortgage
57	Hamburg Landesbank**	Hamburg	-	61 EUR	25	6 EUR	fixed interest rate	31.12.2005	mortgage
58	Hamburg Landesbank**	Hamburg	-	562 EUR	153	37 EUR	fixed interest rate	31.12.2005	mortgage
59	Hamburg Landesbank**	Hamburg	-	920 EUR	324	79 EUR	fixed interest rate	31.12.2005	mortgage
60	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 738	426 EUR	fixed interest rate	31.12.2005	cash
61	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 738	426 EUR	fixed interest rate	31.12.2005	cash
62	Hamburg Landesbank**	Hamburg	-	1 023 EUR	348	85 EUR	fixed interest rate	31.12.2005	mortgage
63	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 738	426 EUR	fixed interest rate	31.12.2005	cash
64	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 738	426 EUR	fixed interest rate	31.12.2005	cash
65	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 738	426 EUR	fixed interest rate	31.12.2005	cash
66	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 738	426 EUR	fixed interest rate	31.12.2005	mortgage
67	Commerzbank Hamburg **	Hamburg	-	1 023 EUR	359	88 EUR	fixed interest rate	31.12.2005	mortgage
68	Commerzbank Hamburg **	Hamburg	-	971 EUR	330	81 EUR	fixed interest rate	31.12.2005	mortgage
69	Commerzbank Hamburg **	Hamburg	-	522 EUR	181	44 EUR	fixed interest rate	31.12.2005	mortgage
70	Vereinsbank Hamburg **	Hamburg	-	1 094 EUR	379	93 EUR	fixed interest rate	31.12.2005	mortgage
71	Vereinsbank Hamburg **	Hamburg	-	818 EUR	282	69 EUR	fixed interest rate	31.12.2005	mortgage
72	Vereinsbank Hamburg **	Hamburg	-	818 EUR	151	37 EUR	fixed interest rate	31.12.2005	mortgage
73	Vereinsbank Hamburg **	Hamburg	-	5 113 EUR	1 737	425 EUR	fixed interest rate	31.12.2005	mortgage
74	Volksbank Elmshorn **	Elmshorn	-	409 EUR	167	41 EUR	fixed interest rate	31.12.2005	mortgage
75	Volksbank Elmshorn **	Elmshorn	-	716 EUR	243	60 EUR	fixed interest rate	31.12.2005	mortgage
76	Volksbank Elmshorn **	Elmshorn	-	511 EUR	174	43 EUR	fixed interest rate	31.12.2005	mortgage
77	Volksbank Elmshorn **	Elmshorn	-	920 EUR	313	77 EUR	fixed interest rate	31.12.2005	mortgage
78	Volksbank Elmshorn **	Elmshorn	-	307 EUR	123	30 EUR	fixed interest rate	31.12.2005	mortgage
79	Volksbank Elmshorn **	Elmshorn	-	256 EUR	87	21 EUR	fixed interest rate	31.12.2005	mortgage
80	Sparkasse Elmshorn **	Elmshorn	-	920 EUR	476	117 EUR	fixed interest rate	31.12.2005	mortgage
81	Sparkasse Elmshorn **	Elmshorn	-	3 681 EUR	1 904	467 EUR	fixed interest rate	31.12.2005	mortgage
82	Sparkasse Elmshorn **	Elmshorn	-	1 943 EUR	817	200 EUR	fixed interest rate	31.12.2005	mortgage
83	Sparkasse Elmshorn **	Elmshorn	-	1 012 EUR	523	128 EUR	fixed interest rate	31.12.2005	mortgage
84	Sparkasse Elmshorn **	Elmshorn	-	345 EUR	178	44 EUR	fixed interest rate	31.12.2005	mortgage
85	Sparkasse Elmshorn **	Elmshorn	-	1 150 EUR	510	125 EUR	fixed interest rate	31.12.2005	mortgage

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
86	Sparkasse Elmshorn **	Elmshorn	-	1 176 EUR	402	99 EUR	fixed interest rate	31.12.2005	mortgage
87	Landesbank S.-H. **	Kiel	-	1 012 EUR	516	127 EUR	fixed interest rate	31.12.2005	mortgage
88	Landesbank S.-H. **	Kiel	-	345 EUR	176	43 EUR	fixed interest rate	31.12.2005	mortgage
89	IKB Deutsche Industriebank AG**	Hamburg	-	511 EUR	177	44 EUR	fixed interest rate	31.12.2005	mortgage
	TOTAL				87 238				
	TOTAL I + II				241 599				

Notes to the "Interest rates" are presented in Note 22D.
* Loan incurred by the Dominant Company.
** Loan incurred by subsidiaries.

(in PLN thousand)

	31 December 2004	31 December 2003

Note 23D

There are no short term liabilities resulting from issuance of securities in the Group

Note 24A

MOVEMENTS IN NEGATIVE GOODWILL		
a) balance at the beginning of period	365	534
b) increases	8	-
c) decreases	(365)	(169)
Negative goodwill at the end of period	8	365

Note 24B

OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals, including:	106 262	122 426
- long term (including)	778	598
- holiday pay accrual	276	-
- other	502	598
- short term (including)	105 484	121 828
- holiday pay accrual	24 622	22 979
- cost of awards in loyalty program	54 158	47 945
- costs of not invoiced services	13 111	7 909
- environmental pollution	4 951	4 855
- other	8 642	38 140
b) deferred income	16 913	13 879
- long term	9 191	8 448
- subventions received	254	380
- others	8 937	8 068
- short term	7 722	5 431
- subventions received	1 868	1 361
- other	5 854	4 070
Total other accruals and deferred income at the end of period	123 175	136 305

MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME		
a) accruals at the beginning of period	122 426	72 408
b) increases	54 101	75 124
c) decreases	(70 265)	(25 106)
d) accruals at the end of period	106 262	122 426
e) deferred income at the beginning of period	13 879	16 004
f) increases	19 773	9 649
g) decreases	(16 739)	(11 774)
h) deferred income at the end of period	16 913	13 879
Total other accruals and deferred income at the end of period	123 175	136 305

Note 25

Net book value (A)	11 449 650	9 155 986
Number of shares (B)	427 709 061	427 709 061
Net book value per share (in zloty) (A/B)	26,77	21,41
Expected number of shares	-	-
Diluted net book value per share (in zloty)	-	-

Method of calculation of net book value and diluted net book value is presented in Note 43 in the additional explanatory notes.

(in PLN thousand)

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A

OFF-BALANCE SHEET RECEIVABLES FROM SUBORDINATED COMPANIES	31 December 2004	31 December 2003
a) guaranties an sureties received	-	-
b) other	-	-
Total off-balance sheet liabilities to subordinated companies	-	-

Note 26B

OFF-BALANCE SHEET LIABILITIES TO SUBORDINATED COMPANIES	31 December 2004	31 December 2003
a) guaranties an sureties granted, including:	167 341	106 747
- to subsidiary companies	378	5 500
- to joint-stock companies	152 963	71 919
- to associated companies	14 000	21 840
- for other companies	-	7 488
b) pledge on shares, including:	453 699	-
- to joint-stock companies	453 699	-
Total off-balance sheet liabilities to subordinated companies	621 040	106 747

(in PLN thousand)

EXPLANATORY NOTES

NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27A

NET SALES OF OWN PRODUCTS (TYPE OF SALES), INCLUDING:	2004	2003
- to subordinated companies	639 712	675 267
a. sales of products	28 703 310	24 965 819
b. sales of services	343 363	279 708
c. hedge transactions	61 351	-
d. sales of products - other	246 418	201 841
Total net sales of products	29 354 442	25 447 368

Note 27B

NET SALES OF OWN PRODUCTS (BY TERRITORY)	2004	2003
a) domestic sales, including: *	27 564 931	24 069 187
- to subordinated companies	628 354	675 267
b) export sales, including:	1 789 511	1 378 181
- to subordinated companies	11 358	-
Total net sales of products	29 354 442	25 447 368

* including hedge transactions settlements amounting to PLN 61,351 thousand (2004)

Note 28A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES), INCLUDING:	2004	2003
- to subordinated companies	251 940	219 546
a. sales of goods	10 781 445	7 760 828
b. sales of materials	45 576	39 379
c. other sales	659 176	473 359
Total net sales of goods for resale and materials	11 486 197	8 273 566

Note 28B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)	2004	2003
a) domestic sales, including:*	11 204 892	8 072 461
- to subordinated companies	250 433	219 546
b) export sales, including:	281 305	201 105
- to subordinated companies	1 507	-
Total net sales of goods for resale and materials	11 486 197	8 273 566

* including sales in Germany ammounting to PLN 8,633,635 thousand as at 31 December 2004 and PLN 6,269,563 thousand as at 31 December 2003.

Segment sales income is presented in note 45, "Reporting according to branch and geographical segments"

Note 29

COSTS (BY COSTS TYPE)	2004	2003
a) depreciation	1 116 658	1 108 604
b) usage of materials and energy	12 451 379	11 004 723
c) external services	1 799 292	1 789 336
d) taxes	10 368 229	9 465 129
e) wages and salaries	878 839	863 023
f) social insurance and other charges	189 916	187 605
g) other costs	299 636	271 845
Total costs (by type)	27 103 949	24 690 265
Changes in the position of stocks and accruals	91 023	293 971
Cost of products and services for own use (negative value)	(103 648)	(100 668)
Sales and distribution costs (negative value)	(12 461 722)	(11 567 435)
General and administration expenses (negative value)	(842 239)	(929 665)
Cost of sales	13 787 363	12 386 468

(in PLN thousand)

Note 30

OTHER OPERATING INCOME	2004	2003
a) releases of provisions:	35 724	27 467
- environmental provision	29 452	12 627
- provision for business risk	135	7 107
- other	6 137	7 733
b) reversal of impairment write-offs of assets, including:	116 807	91 729
- impairment of receivables	77 076	56 952
- impairment of tangible assets	36 918	5 469
- other	2 813	29 308
c) other, including:	143 087	243 022
- income from recovery of current assets	961	802
- valuation of finished goods	-	2 373
- income from perpetual leasehold	30 836	37 134
- fines received	28 820	12 802
- stocktaking discrepancies	3 217	6 880
- income on court costs recovered	5 763	1 405
- surplus of the value of shares received over net value of net assets contributed	2 940	10 005
- difference in contribution in kind	-	118 905
- other	70 550	52 716
Total other operating income	295 618	362 218

Note 31

OTHER OPERATING COSTS	2004	2003
a) setting-up provisions for:	324 062	72 930
- environmental provision	136 182	50 681
- provision for business risk	77 010	1 167
- provision for costs of employee protection program	70 000	-
- other	40 870	21 082
b) impairment charges of assets, including:	137 803	76 929
- provision for receivables	130 293	76 278
- other	7 510	651
c) other, including:	96 602	134 712
- costs of investments transfered free of charge	1 817	-
- surplus of net assets contributed over value of taken shares	-	179
- write down of overdue accounts receivable	9 603	33 969
- donations	15 172	6 390
- stock count differences	9 185	5 220
- fines paid	4 534	4 536
- court costs	2 852	2 460
- costs and loses due to administration of goods for resale and materials	1 116	6 213
- costs and losses of demages removal	11 432	10 734
- costs of Fiscal Authorities Control concerning VAT	9 490	8 623
- VAT due not deductible	-	11 000
- restructuring fee	-	5 758
- costs of retirement program	-	9 144
- other	31 401	30 486
Total other operating costs	558 467	284 571

(in PLN thousand)

Note 32A

DIVIDENDS RECEIVED AND SHARES IN PROFITS	2004	2003
a) from related entities, including:	299	2 219
- from subsidiary companies	241	1 976
- from joint-ventures	-	-
- from associated companies	58	243
- from significant investor	-	-
- from dominant company	-	-
b) from other entities	68 215	46 509
Total dividends received and share in profits	**68 514**	**48 728**

Note 32B

INTEREST INCOME	2004	2003
a) from loans granted	22 652	11 539
from related entities	-	-
- from subsidiary companies	-	-
from other entities	22 652	11 539
b) other interest income	46 535	50 448
from related entities	619	2 209
- from subsidiary companies	-	-
- from joint-ventures	-	-
- from associated companies	619	2 209
- from significant investor	-	-
- from parent company	-	-
from other entities	45 916	48 239
Total interest income	**69 187**	**61 987**

INTEREST INCOME	2004	2003
a) from loans granted and debt securities purchased	22 652	11 539
- received	16 520	11 456
- not received	6 132	83
b) other interest	46 535	50 448
- received	19 837	16 208
- not received	26 698	34 240
Total interest income	**69 187**	**61 987**

Note 32C

OTHER FINANCIAL INCOME	2004	2003
a) foreign exchange gains	401 469	80 760
- realized	101 599	79 031
- unrealized	299 870	1 729
b) release of provisions (by categories)	15 620	25 649
- for interest on receivables	15 470	25 649
- other	150	-
c) other	76 498	25 501
- increase of share in net assets of Anwil S.A. due purchase of own shares by Anwil S.A. in order to redeem*	71 183	
Total other financial income	**493 587**	**131 910**

* according to art. 60 p. 4 of Accounting Act

Note 33A

INTEREST EXPENSES	2004	2003
a) from credits, loans and securities issued	95 163	144 210
- to related entities	-	1 024
- to subsidiary companies	-	884
- to associated companies	-	140
- to other entities	95 163	143 186
b) other interest	5 477	10 753
- to related entities	-	-
- to subsidiary companies	-	-
- to joint-ventures	-	-
- to associated companies	-	-
- to other entities	5 477	10 753
Total interest expenses	**100 640**	**154 963**

(in PLN thousand)

	2004	2003
INTEREST EXPENSES		
a) from credits, loans and securities issued	95 163	144 210
- paid	91 736	141 090
- not paid	3 427	3 120
b) other interest	5 477	10 753
- paid	798	6 323
- not paid	4 679	4 430
Total interest expense	100 640	154 963

Note 33B

	2004	2003
OTHER FINANCIAL EXPENSES		
a) foreign exchange losses	5 582	124 639
- realized	4 580	6 927
- unrealized	1 002	117 712
b) setting-up of provisions (by categories)	129 554	31 218
- interest from receivables	111 741	-
- other	17 813	31 218
c) other	56 917	47 270
- costs of financial instruments	51 160	40 490
- other	5 757	6 780
Total other financial expenses	192 053	203 127

Note 34

	2004	2003
PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES		
a) profit from sale of shares	13 837	243
- in subsidiary entities	4 573	243
b) loss from sale of shares	-	-
Total profit (loss) from sale of shares in subordinated entities	13 837	243

Note 35

	2004	2003
EXTRAORDINARY GAINS		
a) accidental	61	453
b) other	1	520
Total extraordinary gains	62	973

Note 36

	2004	2003
EXTRAORDINARY LOSSES		
a) accidental	63	465
b) other	1	72
Total extraordinary losses	64	537

Note 37A

	2004	2003
CORPORATE INCOME TAX - CURRENT		
1. Gross profit (consolidated)	3 159 065	1 254 301
2. Consolidation adjustments	(28 195)	(10 636)
3. Differences between gross profit (loss) and taxable income, including:	414 701	4 996
a) permanent differences between gross profit (loss) and taxable income	13 812	(123 361)
b) temporary differences between gross profit and taxable income	406 493	121 304
c) other differences between gross profit and taxable income	(5 604)	7 053
4. Taxable income	3 545 571	1 248 661
5.Tax according to tax rate for the year	677 503	378 952
6. Tax allowances and increases	11	40
7. Current income tax as declared in the CIT declaration	677 514	378 992
- as presented in the profit and loss account	677 514	379 023
- relating to decreases or increases of equity	-	(31)
- relating to decreases or increases of goodwill or negative goodwill	-	-

(in PLN thousand)

Note 37B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT	2004	2003
- decrease (increase) relating to temporary differences and reversals of temporary differences	(69 628)	(62 654)
- decrease (increase) relating to changes in tax rates	133	(67 293)
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	2	(91)
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	(4 048)	1 993
- other	-	-
Total deferred corporate income tax	(73 541)	(128 045)

	The Company	Anwil S.A.	Rafineria Trzebinia S.A.	Orlen Oil Sp. z o.o.	Rafineria Nafty Jedlicze S.A.	Orlen Asfalt Sp.z o.o.	Other entities	Total
2004								
current tax	593 764	48 489	4 175	7 984	64	11 974	11 064	677 514
deferred tax	(30 776)	(232)	3 014	(1 299)	-	146	(44 394)	(73 541)
Total	**562 988**	**48 257**	**7 189**	**6 685**	**64**	**12 120**	**(33 330)**	**603 973**
2003								
current tax	306 467	19 212	22 836	4 887	156	8 415	17 050	379 023
deferred tax	(105 491)	(2 524)	2 192	1 138	-	(137)	(23 224)	(128 045)
Total	**200 976**	**16 688**	**25 029**	**6 025**	**156**	**8 278**	**(6 174)**	**250 978**

Note 37C

TOTAL AMOUNT OF DEFERRED TAX		
-recorded in equity	(17 559)	939
-recorded in goodwill or negative goodwill	4 716	-

Note 37D

INCOME TAX RECORDED IN PROFIT AND LOSS ACCOUNT, INCLUDING:		
-abandoned activity	-	-
-result of extraordinary items	-	-

Note 38

OTHER OBLIGATORY CHARGES		
Total other obligatory charges	-	-

Note 39

NET PROFIT (LOSS)		
a) net profit (loss) of the dominant company / significant investor	2 329 839	947 265
b) net profit (loss) of subsidiary companies	234 298	166 923
c) net profit (loss) of joint-venture companies	51 707	22 000
d) net profit (loss) of associated companies	11 327	56 231
e) consolidation adjustments	(38 190)	(166 556)
Net profit (loss)	2 588 981	1 025 863

The distribution of profit of the Company for the year 2003 and distribution of profit of the Company and consolidated subsidiaries and associated consolidated entities as at 31 December 2003 is presented in Note 42 in the additional explanatory notes. Proposed distribution of profits is also shown in Note 42.

Net profit for the year 2003 consists of net profit from the published financial statement for the year ended 31 December 2003 ammounted to PLN 1,013,649 thousand and net profit resulting from changes in accounting policy amounted to PLN 12,214 thousand.

Note 40

NET PROFIT PER SHARE CALCULATION		
Net profit (annualised)	2 588 981	1 025 863
Weighted average number of ordinary shares	427 709 061	420 804 797
Earnings per ordinary share (in PLN)	6,05	2,44

The method of calculation of profit and diluted profit per ordinary share is described in Note 41 in the additional explanatory notes.

(in PLN thousand)

Note 41. Method of calculation of earnings and diluted earnings per ordinary share for the 12 month period ended 31 December 2004 and 31 December 2003

		2004	2003
Net profit for 12 months of 2004 (in PLN)	(A)	2,588,981,177.91	1.025,863,298,09
Weighted average number of ordinary shares	(B)	427,709,061	420,804,797
Earnings per ordinary share (in PLN)	(A/B)	6.05	2.44
Weighted average expected number of ordinary shares	(C)	-	
Diluted earnings per ordinary share (in PLN)	(A/C)	-	

The Group calculates earnings and diluted earnings per ordinary share according to IFRS.

Note 42. Distribution of profit and not distributed profit from previous years of the Dominant Company proposed for 2004, and distribution of profit for the year ended 31 December 2003.

a) Distribution of profit proposed for 2004

Dividend (PLN 1.62 per share)	692,888,678.82
Capital reserve	1,632,950,802.90
Charge to the Company's Social Fund	4,000,000.00

Total	2,329,839,481.72
	===========

b) Proposed distribution of non-distributed profit from previous years resulting from changes in accounting policies.

Capital reserve	24,952,860.27

c) According to the General Shareholders Meeting resolution, profit for 2003 was distributed in the following way:

Distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.65 per share)	278,010,889.65
Capital reserve	651,769,892.54
Charge to the Company's Social Fund	4,000,000.00

Total	933,780,782.19
	===========

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the period ended 31 December 2004 and associates accounted for under equity method

	ORLEN KolTrans Sp. z o.o.	Petrocentrum Sp. z o.o.	ORLEN Gaz Plock Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	ORLEN Polimer Sp. z o.o.	ORLEN Powiernik Sp. z o.o.	ORLEN Transport Szczecin Sp. z o.o.	ORLEN Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	ORLEN Transport Lublin Sp. z o.o.
Distribution of profit / cover of losses											
Rewards for employees	-	25	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	5	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	16	-	1,979	129	-	-	-	(880)	29	927	(115)
Dividends	1,226	834	-	-	-	653	424	-	-	-	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	-	-	-	(373)	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2003	1,242	864	1,979	129	(373)	653	424	(880)	29	927	(115)

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the period ended 30 June 2004 and associates accounted for under equity method (continued)

	ORLEN Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	ORLEN Transport Poznan Sp. z o.o.	ORLEN Transport Slupsk Sp. z o.o.	ORLEN Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	ORLEN Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	ORLEN Asfalt Sp. z o.o.
Distribution of profit / cover of losses											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	93	-
Capital reserve (write-off/cover of losses)	-	(3,764)	(1,367)	1	1,163	3,507	-	-	(1,245)	400	20,701
Dividends	257	-	-	7	126	951	64	-	-	700	-
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	-	-	-	-	-	-	(1,545)	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2003	257	(3,764)	(1,367)	8	1,289	4,458	64	(1,545)	(1,245)	1,193	20,701

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the period ended 31 December 2004 and associates accounted for under equity method (continued)

	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli „Solino" S.A.	ORLEN Laboratorium Sp. z o.o.*	ORLEN Petro-Tank Sp. z o.o.	ORLEN Automatyka Sp. z o.o.	ORLEN Petrozachod Sp. z o.o.	ORLEN Petrogaz Wroclaw Sp. z o.o.
Distribution of profit / cover of losses									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	60,053	-	30,236	8,750		212	121	675	-
Dividends	-	-	-	-	-	-	398	-	-
Company's Social Fund (ZFSS)		-	-	250	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	2,051	-	-	(3,515)	-	-	-	(210)
Other	-	-	30,236	-	-	-	-	-	-
Total profit (loss) for the year 2003	60,053	2,051	60,472	9,000	(3,515)	212	519	675	(210)

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the period ended 31 December 2004 and associates accounted for under equity method (continued)

	Petrolot Sp. z o.o.	ORLEN Projekt Sp. z o.o.	ORLEN Deutschland*	ORLEN Wir Sp. z o.o.	ORLEN Oil Sp. z o.o.	Ship-Service S.A.	ORLEN Morena Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemipetrol GmbH
Distribution of profit / cover of losses										
Rewards for employees	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	4,231	(840)	-	-	6,025	164	-	-	3,014	-
Dividends	2,000	-	-	424	-	-	1,810	22,921	3,000	66
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	738	-	-	-	-
Undistributed profit/(loss)	-	-	4,972	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2003	6,231	(840)	4,972	424	6,025	902	1,810	22,921	6,014	66

* Comprise financial data of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, which in 2004 merged to a joint-stock company ORLEN Deutschland AG.

(in PLN thousand)

Note 43. Method of calculation of net book value and diluted net book value per share as at 31 December 2004 and as at 31 December 2003

Net book value (in PLN)	(A)	2004	2003
Number of shares	(B)	11,449,651,108,71	9,155,986,727.14
Net book value per share (in PLN)	(A/B)	427,709,061	427,709,061
Expected number of shares	(C)	26.77	21.41
Diluted net book value per share (in PLN)	(A/C)	-	-

The Group calculates net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 44. Classification of the Capital Group activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Capital Group's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the issuing of equity capital and drawing debt, as well as their repayment and maintenance.

a) The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	2004	2003
Balance sheet change in net value of long- and short-term receivables	(591,877)	(623,059)
Change in the composition of Capital Group	(15,229)	227,300
Change in receivables resulting from receivable contribution	-	(90,187)
Change in receivables resulting from financial fixed assets	-	121,532
Other	(52,822)	86,760
Change in receivables within cash flow statement	(659,928)	(277,654)

Liabilities:	2004	2003
Balance sheet change in short- and long-term liabilities	(433,186)	921,456
Change in short- and long-term loans and borrowings	929,486	(720,297)
Change in investment liabilities	(13,759)	6,638
Change resulting from issued securities	76,603	263,107
Change in the composition of Capital Group	15,274	(709,533)
Charge to the Company's Social Fund	(4,250)	(4,350)
Other	91,907	77,735
Change in short and long-term liabilities within cash flow statement	662,057	(165,244)

Stock:	2004	2003
Balance sheet change in stock	(217,066)	(190,186)
Change in the composition of Capital Group	(2,812)	52,878
Change in stock due to stock contribution	-	(34,052)
Other	(18,228)	8,869
Change in balance of stock within cash flow statement	(238,106)	(162,491)

(in PLN thousand)

Accruals and prepayments:	2004	2003
Balance sheet change in accruals and prepayments	141,712	136,541
Change in the composition of Capital Group	373	(8,880)
Deferred costs - loan commission	(2,184)	10,066
Other	(943)	1,047
Change in accruals and prepayments within cash flow statement	138,958	138,774

Provisions:	2004	2003
Balance sheet change in provisions	252,383	(42,676)
Change in the composition of Capital Group	(2,303)	(16,740)
Adjustments of deferred tax concerning fixed assets valuation to fair value	(17,559)	(50,677)
Change in provisions due to provision contribution	-	4,114
Other	1,406	4,344
Change in provisions within cash flow statement	231,115	(101,635)

b) Other captions in consolidated cash flow statement

In a cash flow statement for 2004:

- As an item B.I.4 in investing activities is presented an amount of PLN 64,379 thousand. This amount includes:

Inflows from participation units in investments funds	52,158
Inflows from short term securities	7,324
Other	4,897
Total	64,379

(in PLN thousand)

c) Changes introduced to the consolidated financial statements for the year 2004 to the financial data for 2003 relating to assets and liabilities (denominated in foreign currencies) exchange rates used for approximation

Description of cash flow statement's captions	Financial data disclosed in financial statements for 2003	Comparative financial data for 2003 disclosed in financial statements for 2004	Differences total
I. Net (loss) profit	1,013,649	1,025,863	12,214
A.II.4. Foreign exchange (gains)/losses	73,959	63,472	(10,487)
A.II.7. Changes in reserves	(102,931)	(101,635)	1,296
A.II.9. Changes in receivables	(277,792)	(277,654)	138
A.II.10. Changes in short-term liabilities, except from loan and borrowings	(162,083)	(165,244)	(3,161)

Due to changes in the Accounting Act, the Group changed fixed exchange rates used for valuation of assets and liabilities denominated in foreign currencies. The comparative data was restated to reflect the effect of those changes.

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by the Capital Group's segments of operations

Business segments

The operations of the Capital Group are divided into two main segments: Refining and Marketing Segment and Chemical Segment.

- The Refining and Marketing Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN ORLEN, fertilisers as well as PVC by Anwil S.A. and share in result of joint venture Basell ORLEN Polyolefins.

To other operations belong among others: transport, service and maintenance, building and auxiliary activity, conducted by the remaining companies of the Capital Group.
Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to market prices.

(in PLN thousand)

Revenues, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for the 12 month period ended		for the 12 month period ended		for the 12 month period ended		for the 12 month period ended		for the 12 month period ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Revenue										
External sales	36,095,531	29,971,350	3,976,287	3,165,168	707,470	584,416	-	-	40,779,288	33,720,934
Inter-segment sales	4,347,525	3,792,787	1,480,130	1,399,295	783,348	1,102,746	(6,611,003)	(6,294,828)	-	-
Settlement of hedge transaction	-	-	61,351	-	-	-	-	-	61,351	-
Total revenue	40,443,056	33,764,137	5,517,768	4,564,463	1,490,818	1,687,162	(6,611,003)	(6,294,828)	40,840,639	33,720,934
Total costs	**(37,802,464)**	**(32,395,611)**	**(4,662,595)**	**(4,283,971)**	**(1,420,723)**	**(1,639,427)**	**6,611,338**	**6,295,637**	**(37,274,444)**	**(32,023,372)**
Other operating income	205,914	183,797	32,372	132,708	54,036	41,066			292,322	357,571
Other operating costs	(469,992)	(235,837)	(74,610)	(35,469)	(105,793)	(73,256)			(650,395)	(344,562)
Result										
Segment result	2,376,514	1,316,486	812,935	377,731	18,338	15,545	335	809	3,208,122	1,710,571
Unallocated corporate income									34,385	19,066
Unallocated corporate expenses									(442,857)	(425,788)
Profit from operations									**2,799,650**	**1,303,849**
Financial income									632,585	279,237
Financial costs									(299,650)	(361,583)
Loss on disposal of all or part of stakes in subsidiaries									13,837	243
Gross profit									**3,146,422**	**1,221,746**

(in PLN thousand)

Revenues, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for the 12 month period ended		for the 12 month period ended		for the 12 month period ended		for the 12 month period ended		for the 12 month period ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Extraordinary gains									62	973
Extraordinary losses									(64)	(537)
Depreciation of goodwill from consolidation	(4,927)	(4,698)	-	-	(838)	(837)			(5,765)	(5,535)
Depreciation of negative goodwill from consolidation	3,820	12,836	21,815	24,237	415	581			18,410	37,654
Profit before taxation									**3,159,065**	**1,254,301**
Income taxes									(603,973)	(250,978)
Other obligatory charges on profit									-	-
Share in profit of companies consolidated on equity basis	(309)	452	77,309	44,613	11,303	11,166			88,303	56,231
Profit of minority shareholders									**(54,414)**	**(33,691)**
Net profit									**2,588,981**	**1,025,863**

(in PLN thousand)

Other information by business segments

	Refining and Marketing for the period ended		Chemicals for the period ended		Other operations for the period ended		Eliminations for the period ended		Total	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Other information										
Segment assets	10,937,406	11,176,616	3,285,854	2,521,232	1,723,411	1,931,097	(160,903)	(100,547)	15,785,768	15,528,398
Shares and stakes in companies consolidated on equity basis	2,455	2,231	450,885	392,399	52,016	61,119			505,356	455,749
Goodwill	14,520	18,147	-	-	1,872	2,709			16,392	20,856
Unallocated corporate assets									2,698,435	978,388
Total consolidated assets									**19,005,951**	**16,983,391**
Segment liabilities	3,362,783	2,798,004	262,825	366,762	455,763	343,908	(154,417)	(100,088)	3,926,954	3,408,586
Negative goodwill	71,631	77,512	201,960	223,776	20	81			273,611	301,369
Unallocated corporate liabilities									2,978,831	3,691,489
Total consolidated liabilities									**7,179,396**	**7,401,444**

The Group's assets as at 31 December 2004 and 31 December 2003 (with the exception of cash deposited in Czech Republic in KOMERCNI BANKA A.S. in Prague amounting to PLN 174,987 thousands as at 31 December 2004) were located in Poland and Germany, where also the capital expenditures were incurred during the 12 month period ended 31 December 2004 and 31 December 2003.

(in PLN thousand)

	Refining and Marketing for the year ended		Chemicals for the year ended		Other operations for the year ended		Total for the year ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Property, plant, equipment and intangible assets expenditure	711,190	692,505	722,074	527,852	70,150	127,867	1,503,414	1,348,224
Property, plant, equipment and intangible assets expenditure unallocated to segments							34,455	34,939
Total property, plant, equipment and intangible assets expenditure							**1,537,869**	**1,383,163**
Segment depreciation	769,785	723,427	171,723	188,670	144,523	161,900	1,086,031	1,073,997
Unallocated assets depreciation							30,627	34,607
Total depreciation							**1,116,658**	**1,108,604**
Non-cash expenses other than depreciation	**354,511**	**148,550**	**27,905**	**18,432**	**84,524**	**40,498**	**466,940**	**207,480**

Geographical segments

The Group operates primarily in Poland and Germany. The table below presents the Group's sales by geographical markets for the 12 month period ended 31 December 2004 and 31 December 2003:

Sales revenue by geographical segments

	Refining and Marketing for the year ended		Chemicals for the year ended		Other operations for the year ended		Total for the year ended	
	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003	31 December 2004	31 December 2003
Export sales	1,137,266	770,772	912,035	790,741	21,515	17,773	2,070,816	1,579,286
Domestic sales	**34,958,265**	**29,200,578**	**3,125,603**	**2,374,427**	**685,955**	**566,643**	**38,769,823**	**32,141,648**
Sales in Poland	26,324,631	22,931,015	3,064,252	2,374,427	685,955	566,643	30,074,838	25,872,085
Sales in Germany	8,633,634	6,269,563	-	-	-	-	8,633,634	6,269,563
Settlements of hedge transactions	-	-	61,351	-	-	-	61,351	-
Total external sales	**36,095,531**	**29,971,350**	**4,037,638**	**3,165,168**	**707,470**	**584,416**	**40,840,639**	**33,720,934**

(in PLN thousand)

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. Derivative transactions – swap transactions

Derivative transactions in Capital Group were concluded by two entities: PKN ORLEN and Anwil S.A.

- in the Dominant Company

The purpose of risk management in the Company is to reduce the fluctuations of cash flows and financial result by taking advantage of derivatives to hedge the main factors influencing mentioned fluctuations.

According to „Market risk management policy of PKN ORLEN S.A" the main goal of the Company in the area of market risk management is reducing the fluctuations of cash flows and potential economic losses caused by the occurrence of events which might have a negative impact on the Company's results. Managing market risk involves the processes of identification, measurement and description of ways for minimizing the risk, including aspects of the fluctuations of exchange rates, interests rates and prices of goods.
The main purpose of hedging transactions was to stabilize financial results by minimizing the risk to which the Company is expected.

Thanks to hedging transactions, whose characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company in the year 2004 significantly reduced fluctuations of revenues from sale of above mentioned products. The Company uses currency-interest swap transactions EUR/PLN to hedge its revenues from petrochemical segment exposed to the exchange rate risk – such transactions limit the risk connected with revenues denominated in EUR. The Company introduced the cash flow hedge accounting standards for such transitions starting from 1 January 2004. The effective hedges recognized in capital reserve as at 31 December 2004 amounts to PLN 93,757 thousand (hedges entirely effective) in comparison to PLN 53,028 thousand recorded in profit and loss in the year 2003. Profits from hedge instruments adjust the hedged position and as a consequence of that in 2004 the sales revenue included the amount of PLN 61,351 thousand.

In the year 2003 derivatives were presented as the assets held for trading. In connection with the Company's adoption of the hedge accounting starting from 1 January 2004, the instruments were reclassified to the financial assets available for sale.

In June 2004 the Company signed the contingent purchase agreement of Unipetrol a.s. shares with the Czech Republic Government. To limit the exposure to the exchange rate risk when finalizing the agreement, the Company decided to hedge the PLN/CZK exchange rate with the forward contracts. The hedge accounting standards are not applied for such transactions.

Additionally as at 31 December 2004 in the Company's portfolio there were swaps EUR/PLN which hedged the loan granted to the one of subsidiaries as trade instruments. Due to its short term character the Company decided not to apply the hedge accounting.

The Company measures its derivative instruments at fair value using models for financial instruments valuations which base on public data available from active markets. Transactions can be concluded only with reliable partners admitted to take part in transactions under obligatory procedures approved in the Company and under limits granted. According to „Market risk management policy of PKN ORLEN S.A" it is not allowed to conclude transactions for speculative goals. All transactions concluded are reflected in physical transactions and hedge the risk directly resulting from adequate real transactions or they belong to the group of probable transactions defined in IAS 39 and Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition and valuation methods, scope of disclosure, and way of presentation of financial instruments with further amendments.

Fair value and cash flows from EUR/PLN swap transactions, for which hedge accounting method is applied

Date of payments of the amount bought forward	Date of payments of the amount sold forward	Amount received by PKN ORLEN S.A. in 12 months period ended 31 December 2004 (in thousand PLN)	Amount paid by PKN ORLEN S.A. in 12 months period ended 31 December 2004 (in thousand PLN)	Fair value as at 31 December 2004	Fair value as at 31 December 2003 (in thousand PLN)
Last working day of the month	-	61.673	331	146.785	53.028

Change in the fair value of derivatives:

	Financial assets – hedge transactions – derivative instruments	Financial liabilities – hedge transactions – derivative instruments
Fair value as at 1 January 2004	**53,028**	
INCREASES	94,020	-
- acquisition , establishing, drawing	-	-
- valuation	-	-
- revaluation	94,020	-
- reclassification	-	-
DECREASES	-	(17,138)
- sale, release, repayment	-	-
- valuation	-	-
- revaluation	-	(17,138)
- reclassification	-	-
Fair value as at 31 December 2004	**147,048**	**(17,138)**

Derivative transactions -continued
– in the Dominant Company

Swap and forward transactions

Company	Type of transaction	Opening transaction date	Period of transaction	Amount bought forward (in thousand PLN)	Interest rate for the amount bought forward*	Exchange rate**
	Instruments in case of which hedge accounting is applied					
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	08.10.2003	20.10.2003-29.09.2006	224,136.0	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	10.10.2003	20.10.2003-29.09.2006	224,284.5	2.4%	4.5
PKN ORLEN	Currency-interest swap (EUR/PLN) depreciated using the straight-line method*	15.10.2003	20.10.2003-29.09.2006	225,720.0	2.4%	4.6
PKN ORLEN	Currency swap (EUR/PLN) depreciated using the straight-line method*	17.12.2003	18.12.2003-30.11.2006	814,968.0	0.0%	5.5
	Instruments in case of which hedge accounting is not applied					
PKN ORLEN	Swap EUR/PLN	23.12.2004	23.12.2004-04.02.2005	82,004.0	0.0%	4.1
PKN ORLEN	Swap EUR/PLN	23.12.2004	23.12.2004-14.02.2005	82,114.0	0.0%	4.1
PKN ORLEN	Swap EUR/PLN	23.12.2004	23.12.2004-25.02.2005	82,276.0	0.0%	4.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,790.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	273,950.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,828.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,828.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	164,934.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	54,790.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	109,580.0	0.0%	0.1
PKN ORLEN	Currency forward CZK/PLN	30.11.2004	30.11.2004-28.01.2005	164,149.2	0.0%	0.1

* Financial instruments are measured at the end of financial period at fair value while interests on the unamortized part of the base amount of the financial instrument are calculated on the monthly basis

** Interest rates and exchange rates rounded to one decimal

Derivative transactions –continued

– in the Subsidiary

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data concerning the following swap as at 31 December 2004 and 31 December 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Bank Millennium S.A.	Currency – interest swap	3 January 2003	8 April 2004	11,864,289 EUR	48,509,517 PLN	6M EURIBOR + 0,0%	6M WIBOR + 0,05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount of interests received by Anwil S.A. in the 12 month period ended 31 December 2004 (in PLN thousand)	Amount of interest paid by Anwil S.A. Group in the 12 month period ended | 31 December 2004 (in PLN thousand)	Fair value as at 31 December 2004 (in PLN thousand)	Fair value as at 31 December 2003 (in PLN thousand)
every 6 months from 8 October 2003 to 8 April 2004	every 6 months from 8 October 2003 to 8 April 2004	208.2	429.7	-	2,703

According to accepted principles of cash flows hedging the hedge accounting was applied to the above mentioned transaction concluded by Anwil S.A.

(in PLN thousand)

b. Changes of particular categories of financial assets

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 12 month periods ended 31 December 2004 and 31 December 2004 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	23,753	42,186	501,608	105,254	2,469
INCREASES	150, 039	1,066,354	28,914	38,829	29,983
- acquisition , establishing, drawing	119,501	1,065,741	15,430	37,280	-
- valuation	5,260	-	-	-	25,917
- revaluation	-	-	-	-	-
- reclassification	23,493	-	-	-	-
- other	1,785	613	13,484	1,549	4,066
DECREASES	(32,248)	(1,093,350)	(19,476)	(122,284)	(5,071)
- sale, release, repayment	(8,405)	(1,069,830)	(4,985)	(111,952)	-
- valuation	(23,843)	(1)	-	-	-
- revaluation	-	-	(2,432)	-	-
- reclassification	-	(23,493)	(1)	-	-
- other	-	(26)	(12,058)	(10,332)	(5,071)
31 December2003	141,544	15,190	511,046	21,799	27,381
Balance sheet items					
Long term investments	-	913	511,046	21,571	-
Short term receivables	-	-	-	-	-
Short term investments	141,544	14,277	-	228	-
Short term liabilities	-	-	-	-	27,381
Total	141,544	15,190	511,046	21,799	27,381

(in PLN thousand)

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2004	141,544	15,190	511,046	21,799	27,381
INCREASES	1,958,756	3,464,162*	211,460	1,666	15,367
- acquisition , establishing, drawing	1,937,482	3,455,332	23,660	198	-
- valuation	4,350	51	-	3	11,376
- revaluation	-	5,981	108,856	-	-
- reclassification	-	914	78,944	2	-
- other	16,924	1,884	-	1,463	3,991
DECREASES	(2,007,987)	(2,437,200)*	(52,068)	(13,045)	(38,536)
- sale, release, repayment	(1,911,098)	(2,436,191)	(3)	(211)	-
- valuation	(12,381)	(48)	(40,983)	-	-
- revaluation	-	-	-	-	-
- reclassification	(78,944)	(914)	-	-	(25,917)
- other	(5,564)	(47)	(11,082)	(12,834)	(12,619)
31 December2004	92,313	1,042,152	670,438	10,420	4,212
Balance sheet items					
Long term investments	-	3,879	523,390	10,291	-
Short term receivables	-	-	-	-	-
Short term investments	92,313	1,038,273	147,048	129	
Short term liabilities	-	-	-	-	4,212
Total	92,313	1,042,152	670,438	10,420	4,212

* according to IAS 7 the cash flows were netted

(in PLN thousand)

Value of long term financial assets available for sale measured at adjusted cost as at 31 December 2003 amounted to PLN 510,705 thousand and included mainly shares that do not have a quoted market price in an active market. The Group accounts for derivatives with positive fair value as financial assets held for trading (except from instruments satisfying requirements of hedge accounting) and for derivatives with negative fair value as financial liabilities held for trading.
Fair value of short term financial assets available for sale as at 31 December 2003 included derivatives and embedded derivatives amounting to PLN 89,342 thousand and investment funds units with value of PLN 52,202 thousand.
Value of long term financial assets available for sale measured at adjusted cost as at 31 December 2004 amounted to PLN 523,033 thousand and included mainly shares that do not have a quoted market price in an active market.
Value of short term financial assets available for sale measured at fair value as at 31 December 2004 included hedging derivatives of the Dominant Company.
Fair value of financial assets held for trading at 31 December 2004 included mainly embedded derivatives amounting to PLN 6,764 thousand and investment funds units with value of PLN 44 thousand.
Value of short term financial assets held to maturity as at 31 December 2004 amounted to PLN 1,038,272 thousand and included buy-sell-back transactions for bonds and treasury bills of the Dominant Company amounting to PLN 1,016,899 thousand

Other financial instruments are further presented in the following notes: 5, 10, 16, 22, 23.

c. Interest from debt securities, loans granted and own receivables

year ended 31 December 2003	realised	unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	8	-	-	-	-	**8**
Interest from financial assets held to maturity	259	69	11	-	80	**339**
Interest from financial assets available for sale	-	-	-	-	-	**-**
Interest from loans granted and own receivables	11,189	-	3	-	3	**11,192**
Total	**11,456**	**69**	**14**	**-**	**83**	**11,539**

year ended 31 December 2004	realised	unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	**-**
Interest from financial assets held to maturity	468	-	4	-	4	**472**
Interest from financial assets available for sale	16,052	6,054	74	-	6,128	**22,180**
Interest from loans granted and own receivables	-	-	-	-	-	**-**
Total	**16,520**	**6,054**	**78**	**-**	**6,132**	**22,652**

(in PLN thousand)

d. Interests from financial liabilities

year ended 31 December 2003	realised	unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	103,574	384	414	-	798	**104,372**
Interest from long term financial liabilities	37,516	2,322	-	-	2,322	**39,838**
Total	**141,090**	**2,706**	**414**	**-**	**3,120**	**144,210**

year ended 31 December 2004	realised	unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	41,496	-	-	-	-	**41,496**
Interest from long term financial liabilities	50,240	3,427	-	-	3,427	**53,667**
Total	**91,736**	**3,427**	**-**	**-**	**3,427**	**95,163**

f. Information on interest rate risk

- The Capital Group's liabilities are held until the date of maturity.
- Effective interest rate for financial liabilities is similar to nominal interest rate (the Capital Group is not charged with bank commissions for most of loans and loan margins are at relatively low level).
- The financial surpluses are invested mainly in treasury bills and bonds.

The Group takes advantage of financing by bank loans. Fluctuations in interest rates affect the amount of financial costs incurred by the Group. An increase in interest rates could have resulted in an increase of financial costs incurred by the Group, especially costs of loans, comparable to the amount of actually used loans, whereas it would have been to significant extent balanced by the increase in the profitability of deposit financial instruments that are held in the Group portfolio.

- The biggest concentration of financing of the Dominant Company in a bank accounts for 8.78%, in the Management Board opinion there is no significant risk of debt concentration in one bank.
- Banks secure their interests with relevant stipulations in the bank loan contracts. In case of sudden and significant deterioration of the financial standing of the borrower, banks are entitled to demand earlier repayment of the loan.

g. Information on credit risk

According to the Management Board of the Company there is no significant risk connected with receivables related to financial instruments or borrowings granted by the Dominant Company.

(in PLN thousand)

g. Put/call option of shares

The Dominant Company owns the following put option for shares:

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Dominant Company has a put option of shares of AWSA Holland II B.V. at demand of PKN ORLEN S.A. up to 31 December 2006 and a put option which can be exercised up to 1 January 2038 in case of withdrawal of Kulczyk Holding S.A. from the investment. In the Management Board of the Dominant Company opinion both options are fully exercisable.
Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option on AWSA Holland II B.V. realisable on demand between 1 January 2005 and 31 December 2006.
Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of the Management Board. Therefore neither put nor call option have been valued.

Note 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 31 December 2004	
Guarantees granted, including:	295,097
- to subsidiaries	378
- to associates	14,000
- to joint ventures	152,963*
- to other entities	127,756
Other contingent liabilities, including:	530,386
- pledge on shares	453,699*
- guarantees hedging lease agreements	25,819**
- outstanding receivables cession for bank	7,936
- voluntary submission to infusement	13,908***
- claim of individuals	900
- claim of legal entities	13,861
- letters of credit	4,748
- claim due to improper execution of trade contracts	4,000
- other	5,515
Total	**825,483**

* guarantee and pledge on Basell ORLEN Polyolefins Sp. z o.o. – joint venture accounted for under equity method
** liabilities concerning three hedging agreements for rent contract with „Locum" Sp. z o.o. in Szczucin
*** voluntary submission to infusement due to three investment bank loans of the company Petrotel Sp. z o.o.

b) Tax allowance

According to the Decree of Ministry of Finance on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article 3.1 of Changes to Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the Companies from the Group benefited from the investment incentives in the following amounts (deductions from taxable income):

(in PLN thousand)

PKN ORLEN Group	Tax allowance	Tax bonus
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Year 2003	-	6,923
	-------	------
Total	907,683	539,819
	=======	======

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004 the Head of Custom Office in Krakow decided to start tax proceedings on determining the amount of tax liability due to excise duty of Rafinaeria Trzebinia S.A. for the months May, June, July and August 2004. As a result of the proceeding carried out by the Custom Office on 5 April 2005 the company Rafineria Trzebinia S.A. received decisions from the Head of Customs Office in Krakow in which the tax liability due to excise duty was set for the period May-June 2004 for the total amount of PLN 60 million. According to the management board of Rafineria Trzebinia S.A. has all the necessary expertises confirming correctness of applied classification of products with 0% tax rate. On 14 April 2005 the Management Board of Rafineria Trzebinia S.A. appealed against subject decisions and applied to suspend the execution of the decision till the date of settling the matter by the District

(in PLN thousand)

Court. As at the date of preparation of the consolidated financial statements, the result of the appeal was unknown.

At the moment, apart from the mentioned proceedings in front of the Customs Office in Krakow, on the basis of the authorization of General Inspector of the Treasury Inspection from 18 January 2005 the control proceedings of the Treasury Inspection Office in Krakow take place in the area of reliability of declared tax bases and correctness of calculating and settling excise tax and VAT for the years 2002 and 2003.

As at the date of the preparation of the financial statements the final result being the consequence of the above mentioned control proceedings, as well, as any potential impact of extending of the above proceedings, is not known.

On 25 November 2004 the Supervisory Board of Rafineria Trzebinia S.A. took a resolution on performing a tax audit for the period from 2000 till the present moment, including the control of correctness of procedures and a control of settling tax duties by the company as well as preparing "forensic report" for the period from 200 till the present moment. As at the date of preparation of the consolidated financial statements the works were not finished and the result is not known.

d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No, 1 dated 15 January 2001), the method of calculation of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement was allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN S.A. was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN S.A. to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim sum and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created provision for that purpose in the amount of PLN 9,781 thousand.

As a consequence of the negative court decision PKN ORLEN S.A. was obliged to pay a liability connected with the so called system fee to Zaklad Energetyczny Plock S.A. in the amount of PLN 46,232 thousand. In relation to that the provision for business risks was increased by PLN 28,179 thousand to cover the whole claim.

e) Anti-trust proceedings

As at the date of the preparation of the report the Company was subject to two anti-trust proceedings.

According to the decision of the Chairman of the Office for Protection of Competition and Consumer ("OPCC") from 21 March 2005, an anti-trust proceeding was started in connection with a suspicion that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of gasoline Universal 95 through an unanimous decision to give up production and distribution of gasoline Universal 95 and eliminating the competition on the domestic sale market of gasoline Universal 95 as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by OPCC through the letter no DP/69/2005/10 from 11 April 2005 signed by Vice President Janusz Wisniewski.
Taking into account the fact that the proceedings concerning an agreement concluded between PKN ORLEN S.A. and the Grupa Lotos S.A. on giving up production of gasoline Universal 95 is in very initial phase there is no reason to create a provision in the Company's balance sheet.

(in PLN thousand)

On 21 March 2005 the Company received a letter in which the Chairman of OPCC asked to be provided with information concerning the market of monoethylene glycols and "Petrygo" radiator liquid in years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols. In these proceedings OPCC issued a decision imposing penalty in the amount of PLN 40m. The Company appealed to Anti-Trust Court against the negative decision of OPCC. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court investigated the application of OPCC to annul the verdict of the District Court from 13 August 2001. The case was conducted again by District Court in Warsaw and Anti-Trust Court, which on the hearing on 21 July 2004 pronounced the judgment again revoking the complaint decision of OPCC.
Due to the received letter PKN ORLEN S.A. gave answers on questions of OPCC on 11 April 2005. Simultaneously OPCC approved prolongation of the period for giving answers up to 25 April 2005 concerning determining the proper geographical market of monoethylene glicole.
In both proceedings PKN ORLEN is represented by the Legal Office COMPER on the base of the authority admitted by the Management Board of the Company.
These financial statements do not include provisions relating to the above proceeding as in the opinion of the Management Board of PKN ORLEN based on an independent legal opinion charging the Company with an obligation to pay the cash penalty is unlikely.

f) Arbitration procedure

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the shares sales agreement.
Due to the carrying on arbitrage proceedings the Company provided in the standalone financial statements for the period ended 31 December 2004 prepared on 31 March 2005 an allowance in the amount of PLN 44.6 million for receivable from PSE on the grounds of the received legal opinions as at that date.
On 19 April 2005 the Company was informed by plenipotentiaries of the Company on the negative result of the arbitrage proceedings for the Company which was included in the documents of the case. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. As a result the Company provided an allowance for the remaining balance of the disputed receivable from PSE in an additional amount of PLN 66.9 million up to the amount of PLN 111.5 million. Till the date of the preparation of the consolidated financial statements the sentence of the Arbitrage Court with explanation was not delivered to the Company.

g) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring activities in PKN ORLEN. The Company guarantees employment for its workers till finishing the restructuring process, but the period was not clearly defined). If the obligation is not settled by the Company, redundant employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 month employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 month employee's salary if employment contract is terminated after 31 December 2005.

(in PLN thousand)

These amounts do not comprise compensation regulated by the article 8 of the Legal act dated 28 December 1989 on detailed principles of terminating employment contracts for reasons concerning the employer.

h) Shield programs

In connection with predicted programs relating to restructuring of employment in the Dominant Company the shield programs including among others additional compensations connected with redundancy from the reasons not dependant on an employee are introduced.
In connection with that the Company has created a provision against costs of 2004 in the amount of PLN 70 million.

i) Claims and disputes in front of the Court

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("Petrotank") in exchange for receivables from Tankpol. On 30 October 2003 a legal case was filed against PKN ORLEN for compensation for PLN 69,898 thousand thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of Petrotank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,747 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. At the hearing on 7 September 2004 the both sides applied unanimously to suspended a hearing for another 3 months, which met the Court approbate. However despite carried negotiations there was no agreement reached. On 8 December 2004 Tankpol applied to take the suspended procedure. On 23 February 2005 a further hearing took place, during which the Regional Court declined applications of both sides concerning interviewing witnesses and postponed making sentence till 9 March 2005. On 9 March 2005 the Court, taking into account the complexity of the case, decided to make a sentence on 22 March 2005. On 22 March 2005 the Court made a sentence rejecting a claim of Tankpol sp. z o.o. The sentence does not end the proceedings because Tankpol may appeal against it. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or the settlement balances.

j) Polish regulations on taxation

Poland has currently a number of regulations related to value added tax, excise tax, corporate income tax and social taxes. Tax regulations are often amended which results in their unclearness and inconsistency. Frequently, existing differences in opinions regarding legal interpretations exist among governmental organizations, as well as tax authorities and tax payers result in the area of creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency controls) may be subject to review and investigation by relevant authorities, which are entitled by law to impose severe fines, penalties together with interest charges. These result in the fact that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland concerning the ultimate level of taxation charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year, in which the tax liability reached its maturity. There is a risk that the tax authorities may have a different opinion from presented by the Group companies as to the interpretation of the law, what might have a significant impact on the Group company's tax liabilities.

k) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets permanently attributed to a land with unsettled legal status as at 31 December 2004 amounts to PLN 18,951 thousand. Those assets are located mainly on fuel stations of former CPN.

(in PLN thousand)

l) Pledge on Basell ORLEN Polyolefin ("BOP") shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. located in Warsaw acting as the Security Agent (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is 907,398 shares with a nominal value of PLN 500 each, which represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the voting rights at the Shareholders' Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expire.
The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750,000,000.
On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.
As a result the liability connected with a loan as at 31 December 2004 amounted to EUR 168,200,000.
As at the date of the preparation of the financial statements, in opinion of the Management Board of the Company there are no presumptions indicating the risk of the lack of possibility of repayment of the above liability by BOP.

m) Tax review in ORLEN Oil Sp. z o.o.

On 13 December 2004 the Supervisory Board of ORLEN Oil Sp. z o.o. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the Company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the consolidated financial statements the works were not completed and their result was not known.

n) Tax review in Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. took a resolution to carry out tax audit for the period from 2000 till the present date, including control of correctness of procedures and control of settling tax liabilities by the Company as well as preparation of "forensic report" for the period from 2000 till the present date. As at the date of preparation of the consolidated financial statements the works were not completed and their result was not known.

o) Other risk related to the process of land reclamation

As it was presented in Note 21d and 21e of additional information and explanations, the Group disclosed in the balance sheet on 31 December 2004 the environmental provision on the basis of analysis of made by independent experts and taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal regulations and practices concerning environmental protection may influence the level of the provision in future periods.

Note 48. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 31 December 2004 there were no significant amounts due to the State or a local government budget entity due to obtaining the right of ownership to buildings.

(in PLN thousand)

Note 49. Discontinued operations

During the year 2004 the Group Companies did not discontinue any core activity and do not plan to discontinue any significant activities in the following 12 months.

Note 50. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the company itself during the year 2004 amounted to PLN 13,419 thousand.

Note 51. Capital expenditures planned and incurred after 31 December 2004

Capital expenditures planned by the Capital Group for the 12 months from the balance sheet date amount to PLN 2,065,160 thousand including capital expenditures related to protection of environment amounting to PLN 584,756 thousand. Capital expenditures incurred from January 2004 until the end of February 2004 amounted to PLN 172,497 thousand, including expenditures on protection of environment amounting to PLN 33,158 thousand.

Note 52. Information on significant transactions with related parties

d. Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives

In the 12 month periods ended 31 December 2004 and 31 December 2003 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered into any significant transactions with the Company.

e. Transaction with the related entities through the Supervising persons

For the purpose of the preparation of the report for the year 2004 the company implemented a procedure of collection of statements about transactions with related parties to enlarged extent in compliance with IAS 24 "Related party disclosures".

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	365,036	383,647	20,667	33,046	48,150
Natural persons	2,455				

* Transactions in the period of acting members of the key management by persons supervising the Company

In the period presented in the financial statements 23 persons acted as Members of the Supervisory Board. The Company did not gain an detailed statement from 1 former Member of the Supervisory Board.

c) Transaction with the related entities through the Managing persons

In 2004 the Members of the Management Board did not conclude transactions with related parties in compliance with an actualized IAS 24 "Related party disclosure"

(in PLN thousand)

c) Transactions of the Dominant Company with related entities in the period between 1 January 2004 and 31 December 2004 and settlements as at 31 December 2004

PKN ORLEN Capital Group

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated Joint Ventures 3)	Total of related entities
Sales	4,391,207	20,861	5,802	23,227	807,362	5,248,459
Purchases	648,839	71,810	70,673	8	8,490	799,820
Interest receivable	2,602	39	739	136	62	3,578
Other financial income	4,244	-	-	-	-	4,244
Interest payable	3,599	462	-	-	-	4,061
Gross short-term receivables	437,392	1,453	2,492	20	85,916	527,273
Short-term payables	92,555	11,417	9,442	2	582	113,998
Gross long-term receivables	32,916	-	192	-	-	33,108
Long-term payables	-	-	-	-	-	-
Short-term investments – loans granted	244,848	-	-	-	-	244,848

1) The Dominant Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Dominant Company has significant influence through representatives of supervisory bodies

3) The Dominant Company has joint control based on company's contract

Information about share in common stock and number of votes at the meetings of shareholders in subsidiaries and associates is presented in Note 5E.

(in PLN thousand)

Note 53. Unconsolidated joint ventures

During year 2004 the Company did not participate in join ventures, which are subject to consolidation .

Note 54. Information on significant shares

a) Polkomtel S.A.

As at 31 December 2004 the Company owned 4,019,780 shares of Polkomtel S.A. which constitute 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are not quoted on the active market and their fair value cannot be measured reliably. As a result they are presented in the balance sheet at purchase price, as they are not quoted on active market and their fair value cannot be reliably measured. In the opinion of the Management Board on the grounds of the carried out analysis PKN ORLEN does not exert an influence on Polkomtel S.A., so Polkomtel S.A. is not a company associated to PKN ORLEN.
In 2001 the Company granted a loan to the company Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand.
On 17 December 2003 Polkomtel S.A. made earlier repayment of the loan to PKN ORLEN. The value of returned loan amounted to PLN 98,050 thousand and PLN 2,133 thousand of interest.
In 2004 the Company recognized revenues from dividends from Polkomtel received in the amount of PLN 68 million.
The Management Board of PKN ORLEN concluded the agreement with KGHM Polska Miedz S.A. and Polskie Sieci Elektroenergetyczne S.A. concerning introducing shares of Polkomtel S.A. to the public market.
Basing on the current structure, for gaining the maximum financial effects and for keeping the transparency of shares selling, the above mentioned shareholders have entitled themselves to introduce shares to the public market and than simultaneously to the Stock Exchange in Warsaw.
Introducing shares to the stock exchange should take place at the latest on 30 September 2005. Achieve of a goal described in the agreement, the companies will undertake all activities required by law and intercorporate rules.

b) AW S.A. II Holland B.V. („AWSA")

As at 31 December 2004 the Company had 9.22% stake in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at cost. The Company possesses a put option of AWSA shares, presented in Note 46g. According to the Management Board of the Company the above option is fully realized.

(in PLN thousand)

Note 55. Information on average employment

Average employment for the specific categories in the Company as well as in consolidated subsidiaries during the years 2004 and 2003 was as following:

Number of employees	2004	2003
Blue collar workers	7,457	8,852
White collar workers	6,995	7,534
	-----	-----
	14,452	16,386
	=====	=====

Note 56. Information of the total amount of remuneration, rewards and bonuses paid to or due to (in money, in kind or in any other form) each managing or supervising person separately

Remuneration of the Management Board of the Management Board includes cash and non-cash contract remuneration paid in 2004 set according to the decisions of the Supervisory Board of PKN ORLEN S.A. Remuneration is presented in amounts gross.

a) Remuneration of the Members of the Management Board and Supervisory Board of the Company for the years 2003 and 2004

	2003
Supervisory Board of the Company	856
Management Board of the Company	12,679

	13,535
	=====

Remuneration of the Supervisory Board of the Dominant Company	2003
Jacek Bartkiewicz	72
Maciej Gierej	119
Edward Grzywa	94
Krzysztof Kluzek	94
Andrzej Kratiuk	94
Ryszard Lawniczak	94
Grzegorz Mroczkowski	23
Orest Andrzej Nazaruk	66
Krzysztof Szlubowski	94
Jozef Wozniakowski	12
Jan Waga	94
Remunerations of the Supervisory Board of the Dominant Company- total	**856**

(in PLN thousand)

Remuneration of the Management Board of the Dominant Company	2003
Andrzej Modrzejewski	560
Andrzej Dretkiewicz	109
Jaroslaw Tyc	236
Wojciech Weiss	163
Krzysztof Cetnar	695
Zbigniew Wróbel	3,232
Slawomir Golonka	2,151
Janusz Wisniewski	1,944
Jacek Strzelecki	1,707
Andrzej Macenowicz	1,882
Remunerations of the Management Board of the Dominant Company- total	**12,679**

	2004
Supervisory Board of the Company	882
Management Board of the Company	45,159

	46,041
	=====

Remuneration of the Supervisory Board of the Dominant Company	2004
Jacek Bartkiewicz	67
Marian Czakanski	17
Raimondo Eggink	40
Maciej Gierej	74
Edward Grzywa	27
Krzysztof Kluzek	31
Andrzej Kratiuk	27
Maciej Andrzej Kruk	2
Krzysztof Lis	40
Ryszard Lawinczak	59
Grzegorz Mroczkowski	8
Orest Andrzej Nazaruk	27
Malgorzata Okonska-Zareba	40
Piotr Osiecki	40
Michal Stepniewski	51
Andrzej Studzinski	32
Krzysztof Szlubowski	59
Jan Waga	67
Jacek Walczykowski	30

(in PLN thousand)

Ireneusz Wesolowski	40
Andrzej Wieczorkiewicz	32
Janusz Zielinski	32
Krzysztof Zyndul	40
	=====
Remunerations of the Supervisory Board of the Dominant Company- total	**882**

Remuneration of the Management Board of the Dominant Company	2004
Zbigniew Wrobel	12,993*
Jacek Walczykowski	6,034*
Slawomir Golonka	6,802
Jacek Strzelecki	6,347
Krzysztof Kluzek	2,434
Andrzej Macenowicz	4,637
Janusz Wisniewski	4,714
Igor Chalupec	499
Wojciech Heydel	193
Cezary Smorszczewski	233
Jan Maciejewicz	94
Pawel Szymanski	179
	=====
Remunerations of the Management Board of the Dominant Company- total	45,159

*Remuneration include disputed part in the amount of PLN 9,252 thousand.
In opinion of the present Management Board this amount is dubious.

Remuneration in subordinated companies	2004	2003
Slawomir Golonka	98	97
Jacek Strzelecki	63	68
Andrzej Macenowicz	79	79
Janusz Wisniewski	159	135
	----	----
	399	**379**

Remuneration in associated companies	2004	2003
Andrzej Macenowicz	42	40
	-	-
	----	----
	42	**40**

(in PLN thousand)

b) Remuneration of the Members of the Management Board and Supervisory Board of the subordinated consolidated companies for the years 2003 and 2004

Remuneration in subsidiaries	**2003**
Supervisory Board	4,078
Management Board	21,231
	25,309

Remuneration in subsidiaries	**2004**
Supervisory Board	4,260
Management Board	23,951
	28,211

Remuneration in joint ventures	**2003**
Supervisory Board	-
Management Board	2,220
	2,220

Remuneration in joint ventures	**2004**
Supervisory Board	-
Management Board	2,619
	2,619

Remuneration in associates	**2003**
Supervisory Board	144
Management Board	1,769
	1,913

Remuneration in associates	**2004**
Supervisory Board	88
Management Board	1,635
	1,723

Note 57 Information about advances, loans, borrowings and guarantees granted to the Members of Management and Supervisory Board of the Dominant Company and other information concerning Members of the Management and Supervisory Board

In the year 2004 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreements, which result in any operation in favour of the Company and its related companies to the Management and Supervisory Board Members and their relatives.

(in PLN thousand)

Note 58. Significant events from previous years included in the financial statements for the year 2004

In the year 2004 there were no significant events concerning previous years to be included in the financial statements for the year 2004.

Note 59. Events occurring after the balance sheet date

1. On 19 January 2005 PKN ORLEN S.A. received a notice from PETROVAL S.A. stating that PETROVAL S.A. was halting the implementation of a forward contract to supply crude oil (dated 21 December 2002) due to a force majeure event which impeded the contract's performance. According to the notice delivered by PETROVAL S.A., the event that qualifies as a force majeure event and justifies interruption of the contract's performance is Yukos' inability to deliver crude oil and it is currently impossible to assess how long this situation will persist. The Management Board of PKN ORLEN S.A. declared that the above described situation would not impede continuity of crude oil supply thanks to previously undertaken activities. Crude oil deliveries are expected to be executed according to plan, thanks to term and supplementary crude oil delivery spot contracts.
2. The Management Board of PKN ORLEN S.A. was informed on the resignation of Krzysztof Zyndul on 30 March 2005 from the position of the Member of the Supervisory Board of PKN ORLEN S.A. The reason for resignation was appointment of Krzysztof Zyndul for the position of the Undersecretary of State in the Ministry of Treasury.
3. On 14 April 2005 sales agreement concerning 24 shares at the nominal value of PLN 589,000 each and at a total nominal value of PLN 14,136,000 constituting as at the date of the signature of the agreement, 30.77% of the share capital Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. ("Naftoport") was concluded between PKN ORLEN as a seller and PERN "Przyjazn" S.A. ("PERN") as a buyer. The most important decisions of the agreement were as follows:
   - Selling price of one stake amounts to PLN 2,820,512.82
   - Total selling price of 24 stakes amounts to PLN 67,692,307.68
   - Hedge of settlement of the amount will be a pledge on sold stakes.

The agreement was concluded under the condition of satisfying all the following conditions at the same time:

a. obtaining unconditional approval of the Head of OPCC of concentration through the purchase of PERN stakes or not making decision on this case before the deadline, in which the decision is to be taken. From the information received from PERN results that the company obtained an approval of the Head of OPCC on 24 January 2005
b. giving permission by the Stakeholders of the company Naftoport expressed in the form of resolution to sell stakes – the condition was satisfied on 24 January 2005
c. statements of the stakeholders on not taking advantage of the firs purchase right in case of purchasing stakes – the condition was fulfilled on 21 January 2005.

On 1 February 2005 the Extraordinary Shareholders Meeting of Naftoport accepted changes to the Agreement of the Company Naftorport. The changed agreement secures interests of PKN ORLEN and other stakeholders of Naftoport in the area of guarantees of deliveries.

Simultaneously PKN ORLEN concluded long term trade agreements with Naftoport and PERN guaranteeing the security of deliveries of crude oil by sea and land transportation. Concluded trade agreements ensure PKN ORLEN to maintain the possibility to be supplied with crude oil by Naftoport on the conditions not worse than those before conclusion of the agreement.

As a result of sale of stakes PKN ORLEN possess 17.95% of the share capital of Naftoport. The remaining shares are possessed by:

a. PERN "Przyjazn" - 67.95%
b. Grupa LOTOS S.A. - 8,97%
c. Port Polnocny - 3.85%
d. J&S Services Ltd. - 1.28%.

(in PLN thousand)

Except for relations resulting from the above described sales agreement concerning stakes and trade agreements as well, there are no other relations between the issuer and people managing or supervising an issuer and a purchaser of stakes.

The sold stakes constitute 20% of the share capital of Naftoport, so they constitute financial assets with a significant value in compliance with $2 pos. 1 and 5 of the Decree of Council of Ministry from 21 March 2005 on current and periodical information published by issuers of securities.

Note 60. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatization representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" located in Plock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. The special funds of the State-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 61. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

Note 62. Unusual events influencing items in financial statements

During the 12 month period ended 31 December 2004 there was no unusual events significantly influencing items in the presented financial statements.

Note 63. Differences between data disclosed in the consolidated financial statements and previously prepared and published consolidated financial statements

Explanations concerning changes in valuation of assets and liabilities denominated in foreign currencies using the average rate of the National Bank of Poland as at 31 December 2003 relating to the amended Accounting Act was presented in the Introductory notes, point C.
Differences in relation to cash flow statement presentation for the year 2003 were presented in explanatory notes to the cash flow statement - Note 44c.

(in PLN thousand)

a) Changes introduced to the financial statements in comparison to quarterly financial statements for 4Q 2004 affecting net result and equity

	Net profit	Equity
Financial data disclosed in 4Q 2004 financial statements	2,569,712	11,427,296
1. Net result adjustment of the Dominant Company	13,975	13,975
- partial settlement of the building contract	1,973	1,973
- valuation of embedded instruments in trade agreements adjustment	(3,479)	(3,479)
- creation of the provision for the claim resulting from a concluded agreement	(15,191)	(15,191)
- recognition of the annual rewards for employees	(38,402)	(38,402)
- financial fixed assets impairment adjustment	7,000	7,000
- allowance for bad and doubtful debts adjustment	66,907	66,907
- adjustment of the current and the deferred tax	(4,406)	(4,406)
- other	(427)	(427)
2. Increase of shares in net assets of the company Anwil S.A. relating to the purchase by Anwil S.A. own shares in order to redeem	71,183	71,183
3. Allowance provided for receivables	(54,195)	(54,195)
- allowance provided for receivables	(66,907)	(66,907)
- deferred tax	12,712	12,712
4. Net result adjustment of the Group companies	(11,694)	(11,694)
5. Adjustment of the foreign exchange rate differences from calculation of the subordinated companies	-	3,085
Financial data disclosed in the financial statements for first half of 2004	2,588,981	11,449,650

(in PLN thousand)

b) Changes introduced to the financial statements in comparison to quarterly financial statements for 4Q 2004 influencing cash flow statement

	Report for 4Q	Current financial statements	Change
Net operating flows	3,512,706	3,484,699	(28,007)*
Net investing flows in cash flow statement	(2,266,819)	(2,238,875)	27,944*
Net financial flows in cash flow statement	(1,102,794)	(1,102,731)	63

* including: due to change of classification of the investment co-financed by the joint venture, the value of net operating flows and net investing flows was changed by PLN 27,877 thousand.

Note 64. Liabilities secured on the consolidated entities assets

As at 31 December 2004 the Capital Group possessed the following liabilities secured on the assets:

Type of collateral as of 31 December 2004	Liabilities secured on assets	Amount of collateral
Mortgage	69,520	116,151
Collaterals on other fixed assets	49,974	51,176
Pledge on goods	7,074	14,380
Cession of receivables	157,657	167,541
Other	73,341	70,533
	-------	-------
Total	357,566	419,781
	=======	=======

As at 31 December .2004 there is a pledge secured on stake in BOP amounting to net value 453,699.

Note 65. Other additional information

a) Other capital reserves – privatization fund

The base for creating the Privatization Fund of Petrochemia Plock S.A. ("Fund") were resolutions of the Privatisation Act from 13 July 1990 state-owned entities. In order to enable employees of the Mazowieckie Zaklady Rafineryjne i Petrochemiczne purchasing shares of Petrochemia Plock S.A. the Employees' Board of the Company by the resolution No 178/93 dated 14 April 1993 entitled the General Director to create the Privatization Fund, from which financial resources had to be destined for granting to employees loans for purchasing shares of the Company. In the former CPN S.A. the Restructuring Fund was established by the resolution of the General Shareholders' Meeting dated 24 May 1996, and on 18 July 1997 it was additionally increased.

The Act from 30 August 1996 on Commercialization and privatization of state-owned companies replaced the former Act on Privatization of the state-owned entities form 1990. According to that, employees purchased shares of the Company without payment, so granting loans from the sources of the Fund for purchasing shares at a preferential price became aimless.

As a result there was a change of the destination of the sources from the Privatization Fund for the purposes connected with the realization of the processes of the internal restructuring.

(in PLN thousand)

According to the resolution of the Supervisory Board No 20/III/98 from 18 December 1998 the Privatization Fund was destined for supporting in the form of loans granted to employees moving to the companies, for the purchase of shares or stakes in these companies.
In relation to an implemented project concerning establishment of Park Technologiczny in Plock significant changes were introduced in the area of extending group of entitled to benefit from the sources of the Fund.
Presently loans from the Fund can be granted also to the companies participating in the program of establishing Park Technologiczny, which will arise in result of restructuring PKN ORLEN S.A.
Changes concerning destination of the source of the Privatization Fund were introduced on the base of the Resolution No 26 of the Extraordinary Shareholders' Meeting of PKN ORLEN dated 8 April 2004 concerning changes of the regulations of using loans from the sources of the Privatization Fund.

b) Proceedings in the course concerning the Company

Relating to the proceedings conducted by investigation bodies, in the opinion of the Management Board there is no presumption to state that the proceedings concern matters that may influence significantly the correctness and reliability of the standalone financial statements of the Company for the year ended 31 December 2004. The proceedings are not conducted against the Company.

c) Restructuring of the southern assets

Rafineria Nafty Jedlicze, Rafineria Trzebinia and ORLEN Oil are subject to the project "Restructuring of the southern assets of the Capital Group PKN ORLEN S.A." The project assumes optimization and consolidation of production and the sale of fuels, engine oils, lubricants and paraffins in the Capital Group of PKN ORLEN. In the first half year of the year 2005 the Management Board will take decision concerning the further operations of the southern assets.
As of the date of the above financial statements preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 31 December 2004 are known to the Management Board.

d) Transaction of purchasing of shares of UNIPETROL

On 4 June 2004 PKN ORLEN entered into the following agreements :
- between the National Property Fund of the Czech Republic ("NPF") and the Company on the purchase of 62.99% shares of Unipetrol a.s. for the amount of CZK 11.3 billion ("Unipetrol Share Purchase Agreement"), on condition that all the relevant consents are obtained from the regulating bodies;
- between the Czech Consolidation Agency and the Company on the purchase of 9.76% shares and receivables belonging to certain entities constituting part of the Capital Group of UNIPETROL for the amount of CZK 1.75 billion in total.

On 11 March 2005 PKN ORLEN informed the European Commission about the planned consolidation between PKN ORLEN and UNIPETROL. The notification was connected with the necessity of fulfilling the last precedent condition related to the Unipetrol Share Purchase Agreement. According to the procedure, the European Commission, is to make a relevant decision at the earliest after 25 working days.
Within 60 days from the date of conclusion of the transaction PKN ORLEN will announce the public invitation to buy shares remaining in the exchange trade shares of UNIPETROL and its subsidiaries: Paramo and Spolana, listed on the Stock Exchange in Prague. In the opinion of the Management Board the conclusion of the transaction will take place before the end of the first half of the year 2005.

(in PLN thousand)

Note 66. Mandatory reserves

According to the legal act from 30 May 1996 on state reserves and mandatory reserves of fuels (Journal of Law No 90, pos. 404, with further amendments) starting from 1998 the Company was obliged to maintain the level of liquid fuels, which constituted 2% of production or import realized in the previous year. Since 2002 the required level of mandatory reserves is created on the basis of the schedule according to the Decree of the Ministry of Economy from 14 June 2002, Journal of Law No 84, pos. 756 in order to reach as at the end of 2008 the level of 76 days of production or import of the entity, reached in the previous year, less export (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in the current year). As at 31 December 2004 the value of mandatory reserves in the Group amounted to PLN 1,304,472 thousand.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President
Igor Chalupec

Vice President	**Vice President**	**Vice President**
Wojciech Heydel	Andrzej Macenowicz	Jan Maciejewicz
Vice President	**Vice President**	**Member**
Cezary Smorszczewski	Janusz Wisniewski	Pawel Szymanski

Plock, 19 April 2005

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN
SPOLKA AKCYJNA
CAPITAL GROUP
FOR THE YEAR 2004
(DIRECTOR'S REPORT)

INTRODUCTION

This report has been prepared in accordance with Decree of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF PKN ORLEN CAPITAL GROUP

1.1 STRUCTURE OF CAPITAL GROUP AS OF 31 DECEMBER 2004

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A., Dominant Company, Company) as at 31 December 2004 possessed directly shares and stakes in 80 commercial companies, including:

- 47 subsidiaries in which PKN ORLEN possess above 50% shares,
- 2 joint ventures with share in capital equalling 50%,
- 4 associate companies with share in capital between 20% and 50%,
- 27 other companies with share in capital below 20%.

Capital engagement of PKN ORLEN at the end of December 2004 amounted to PLN 2,108,666 thousand and decreased by PLN 128,825 thousand in comparison to the end of December 2003.

The subject to consolidation were 32 subsidiaries, 1 joint venture and 2 associates:

1. **Most important companies in terms of sales and equity:**

- Rafineria Trzebinia S.A. located in Trzebinia (and its Capital Group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its Capital Group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Anwil S.A. located in Wloclawek (and its Capital Group),
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (and its Capital Group),
- Basell Orlen Polyolefins Sp. z o.o. located in Plock,
- ORLEN Asfalt Sp. z o.o. located in Plock.

2. Liquid fuel trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (with its Capital Group),
- ORLEN PetroCentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Morena Sp. z o.o. located in Gdansk,
- Ship-Service S.A. located in Warszawa (with its Capital Group),
- ORLEN Gaz Sp. z o.o. located in Plock (with its Capital Group),
- ORLEN Deutschland AG located in Elshorm (with its Capital Group).

3. Companies established as a result of restructuring of the Dominant Company:

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock (with its Capital Group),
- ORLEN Laboratorium Sp. z o.o. located in Plock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. Transportation companies:

- ORLEN Transport Plock Sp. z o.o. located in Plock (with its Capital Group),
- ORLEN Transport Szczecin Sp. z o.o. z located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. z located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. Other companies:

- Chemiepetrol GmbH located in Hamburg,
- ORLEN Powiernik Sp. z o.o. located in Plock,

- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel S.A. (not consolidated) because of its great importance for PKN ORLEN Capital Group.

1.2 CHANGES IN THE CAPITAL GROUP DURING THE YEAR 2004

To the most important changes in organisational and capital relations in the Capital Group of PKN ORLEN S.A during the year 2004 and until the day of preparation of the financial statements are following:

- On 19 April 2004 changes in Articles of Association of CPN Marine Service Sp. z o.o. located in Gdansk concerning the initial capital increase and the change of the company's main areas of activities were registered. The initial capital of CPN Marine was increased from the level of PLN 50 thousand to the level of PLN 1 million through issuance of 1,900 shares with par value of PLN 500 each. The capital was increased through cash contribution by the sole shareholder PKN ORLEN. After the registration of the capital increase, the total number of votes amounted to 2,000. The District Court also registered the new name of the company – it changed from CPN Marine Service Sp. z o.o to Centrum Komercjalizacji Technologii Sp. z o.o. The company's main activity is business and management advisory service.
- On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on disposal of all the held shares (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, selling price amounts to PLN 7.2 million. Disposal of all the held by the Company shares of Flexpol Sp z o.o. to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. The entrance into the promised disposal agreement followed satisfying the last requirement: selling by the Company to the investor all the fittings rented currently by Flexpol from PKN ORLEN at the gross price of PLN 26,108 thousand as well as real estate rented by Flexpol from PKN ORLEN at the gross price of PLN 12,932. Flexpol paid to the so far shareholders dividend in the amount of PLN 3 million for 2003, that is for PKN ORLEN S.A. PLN 1.2 million.
- On 11 May 2004 a District Court in Elmshorn (Germany) registered increase of the initial capital in ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The initial capital was increased from the amount of EUR 30 millions to the amount of EUR 60 million by the merger with ORLEN Deutschland GmbH and changes in the company's Articles of Associations. Shares in increased capital were taken by the sole shareholder – PKN ORLEN S.A. and covered by cash. Simultaneously on 11 May 2004 the following companies were removed from the register as the result of a merger:
  1. Jewel Tankstellen Nord GmbH (acquired by AMF Service GmbH)
  2. ORLEN Tankstellen Aktiengesellschaft (acquired by AMF Service GmbH)
  3. NTG Norddeutsche Tankstellen AG (aquiered by ORLEN Deutschland Immobilien GmbH)
  4. AMF Service GmbH (aquiered by ORLEN Deutschland GmbH)

5. ORLEN Deutschland GmbH (as a result of merger with ORLEN Deutschland Immobilien GmbH)
Additionally, the name of the company was changed from ORLEN Deutschland Immobilien GmbH to ORLEN Deutschland GmbH. On 27 May 2004 the District Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the name of ORLEN Deutschland AG.
Activities of ORLEN Deutschland AG include wholesale and retail sale of fuel.
PKN ORLEN S.A. owns 100% of shares in initial capital of ORLEN Deutschland AG.

- On 11 May 2004 PKN ORLEN acquired 3,450 shares at par value of PLN 500 each in the company ORLEN Petroprofit Sp. z o.o. located in Niemce. The shares constitute 15% of the initial capital and the same number of voting rights at the Shareholders Meeting. The total price of purchased shares amounted to PLN 5,750 thousand. As a result of the above transaction PKN ORLEN S.A. became the only shareholder of ORLEN Petroprofit Sp. z o.o. The increase of the employed capital in ORLEN Petroprofit is an integral element of the strategy of PKN ORLEN S.A., which assumes application of the procedures of ordering of the ownership structure of the companies trading in fuels (so called Regional Market Operators).
- On 11 May 2004 based on the agreement of shares disposal, PKN ORLEN S.A. disposed to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. all the held shares (5,913 shares) in Serwis Lodz Sp. z o.o., at par value PLN 100 each, constituting 97.3% of the initial capital and 97.3% voting rights at the Shareholders Meeting, at the total price amounting to PLN 591,300 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. The above mentioned transaction is a following step in the process of selling of non-core companies. PKN ORLEN S.A. posses 99.94% in the initial capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.
- On 12 May 2004 PKN ORLEN S.A. disposed to Brenntag Polska Sp. z o.o. 4,000 shares in ORLEN Polimer Sp. z o.o. at par value of PLN 500 each, constituting 100.00% of the initial capital and 100.00% of voting rights at the Shareholders Meeting, for the total price amounting to PLN 5,803,782.41. The above mentioned transaction is a following step in the process of selling of non-core companies. The Company realized gross profit at the level of PLN 3,803,782.41 on that transaction.
- On 7 June 2004 the changes in the amount and structure of the initial capital of the company ORLEN Powiernik Sp. z o.o. in Plock was registered. The initial capital was increased from PLN 4 thousand to PLN 25 thousand and is divided into 50 shares with par value PLN 500 each. Shares in the increased capital were covered in cash by the sole shareholder – PKN ORLEN S.A.
- On 30 June 2004 PKN ORLEN S.A. purchased 5,200 shares at par value of PLN 1,000 each of ORLEN Morena Sp. z o.o. ("ORLEN Morena") located in Gdansk representing 49.52% of its initial capital and the same number of voting rights at the Shareholders Meeting. It was a result of the agreement with FOX-OIL Sp. z o.o. located in Gdansk. The total purchase price amounted to PLN 5,954 thousand. As the result of above transactions PKN ORLEN S.A. became the only shareholder of ORLEN Morena Sp. z o.o. The increase of employed capital in the capital of ORLEN Morena Sp. z o.o. is an integral part of the strategy of PKN ORLEN S.A., which assumes application of the procedures of ordering of ownership structures of Regional Market Operators.

- On 1 July 2004 PKN ORLEN signed a sale contract regarding the sale of a self-operating part of PKN ORLEN – Lubrificant Oil Division, for the total net price of PLN 47,391,125.96. The purchaser was ORLEN Oil Sp. z o.o. located in Krakow. That above transaction represents a further step in the restructuring process conducted by PKN ORLEN. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine and lubricating oils.
  As at the date of agreement, PKN ORLEN was in possession of a 9% share in the share capital of ORLEN Oil. On 11 August 2004 the District Court Krakow - Srodmiescie in Krakow registered an increase of initial capital of the company ORLEN Oil Sp. z o.o. The so far initial capital of the ORLEN Oil amounting to PLN 43,558 thousand was increased to the amount PLN 75,093 thousand. The shares in the increased capital were covered by cash by PKN ORLEN S.A. After the increase of the capital of ORLEN Oil, the stake of PKN ORLEN in the initial capital increased from 9% to 47.2%. The remaining shares are owned by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A (4.5%), Rafineria Czechowice S.A. (4.5%). Each share gives one voting right at the Shareholders Meeting. The aim of the capital increase was to gain financial recourses partially to finance purchase of assets being part of the property of the Lubricant Oil Division. The steps undertaken by ORLEN Oil are the element of the strategy of PKN ORLEN aiming at consolidating oil assets of the Company within ORLEN Oil in order to create a uniform centre managing the oil segment of PKN ORLEN.
- On 14 July 2004 the District Court for the capital city of Warsaw in Warsaw, registered the company Plocki Park Przemyslowo-Technologiczny S.A. located in Plock, in which PKN ORLEN S.A. took over 50% of shares in the initial capital, it means 50,000 preferred registered shares of series A at par value PLN 10 each constituting 50% voting rights at the Shareholders Meeting. Purchased shares were covered by PKN ORLEN S.A. in the form of cash in two portions by the end of 2004. Business activities of the company Plocki Park Przemyslowo-Technologiczny S.A. involve among others: management and running a business and activities related to holding management, business consulting and management advisory and real estate management. The other 50% of companies shares it means 50,000 preferred registered shares at par value PLN 10 each was purchased by the public entity under the name "Miasto Plock". The purchased shares constitute a long term investment of PKN ORLEN S.A.
- On 29 July 2004 PKN ORLEN disposed to Nijman Zeetank International Transport Sp z o.o. located in Sandomierz, all the shares held in the initial capital of ORLEN Transport Lublin Sp. z o.o. located in Lublin, it means 31,845 shares at par value of PLN 500 each. The disposed shares constitute 98.45% of the initial capital of ORLEN Transport Lublin and the same number of voting rights at the Shareholders Meeting of its company. The value of the transaction amounted to PLN 16 million (on 29 July 2004 the book value of shares possessed by PKN ORLEN S.A. amounted to PLN 15,922,490). The remaining 1.55% of shares in the initial capital of ORLEN Transport Lublin are in possession of current and previous company's employees. Disposal of shares took place on 2 April 2004 as a result of the sales agreement concerning shares of ORLEN Transport Lublin Sp. z o.o. concluded between the Dominant Company and the Investor on 2 April 2004, as well as meeting all the precedent conditions, including positive decision from the Polish Office for Protection of Competition and

Competitors and the Ministery of Interior and Administration and confirmations from the other shareholders of ORLEN Transport Lublin concerning not exercising their pre-emption rights.

- On 16 of August 2004 the group of shareholders on behalf of employees of Petrotel Sp. z o.o. repurchased from PKN ORLEN S.A. a package of 440 shares of Petrotel Sp. z o.o. for the amount equal par value of one share that is PLN 1 thousand per each share, amounting in total to PLN 440 thousand. The remaining shares i.e. 229 units were purchased by the entitled shareholders of Petrotel on 7 September 2004. As a result of the above agreements the share of PKN ORLEN S.A. in the initial capital of Petrotel decreased from 88.80% to 80.65%.
- On 6 September 2004 the District Court in Opole, VIII Economic Department of the National Register Court, registered changes in the contract of partnership of the company ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle concerning an increase of the share capital of the company. The share capital was increased from PLN 5,389,500.00 to the amount of PLN 10,009,000.00 – by the amount of PLN 4,619,500.00. The stakes in the increased share capital were taken wholly by PKN ORLEN S.A. and covered by contribution. As a result of an increase of the share capital of ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. the stake of PKN ORLEN S.A. increased from 89.35% to 94.27%, the remaining stakes are possessed by the company's employees. After the registration of an increase of the share capital of the company the total volume of voting rights in the company amounts to 20,018. The record value of the assets contributed to ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. by PKN ORLEN amounts to PLN 1,658,687.16.
- On 10 September 2004 the District Court for the capital city Warsaw, XXI Economic Department of the National Register Court registered the company ORLEN Eko Sp. z o.o. located in Plock, in which PKN ORLEN S.A. took 100% shares at the nominal value of PLN 500 each, constituting 100% of voting rights at the shareholders' meeting. The stakes taken in the amount of 4,000 were covered by PKN ORLEN S.A. in the form of cash amounting to PLN 2,000,000. The core business of the company ORLEN Eko is waste administration.
- On 3 January 2005, the District Court in Opole, VIII Economic Department of the National Register Court, registered a merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., headquartered in Opole (transferee company), with the following companies (offeree companies):
    - -Serwis Katowice Sp. z o.o., headquartered in Katowice,
    - -Serwis Kedzierzyn - Kozle Sp. z o.o., headquartered in Kedzierzyn - Kozle,
    - -Serwis Kielce Sp. z o.o., headquartered in Kielce,
    - -Serwis Lodz Sp. z o.o., headquartered in Lodz,
    - -Serwis Rzeszow Sp. z o.o., headquartered in Rzeszow.

  the take-over of the total assets of the offeree companies by Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. (merger by take-over). In accordance with the above, the changes in the contract of partnership were made concerning an increase of the initial capital of Zaklad Urzadzen Dystrybucyjnych by PLN 222,700, from PLN 6,536,500 hitherto to PLN 6,759,200. Shares in the increased capital, with a nominal value of PLN 50 each, were taken by the shareholders of the offeree companies. As a result of an increase of the share capital of the company Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. the stake of PKN ORLEN S.A. decreased from 99.94%

to 96.65%. After the registration of the merger of companies and an increase of the share capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. the total volume of voting rights amounts to 135,184. The registration of the merger of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. with Serwis Katowice Sp. z o.o., Serwis Kedzierzyn-Kozle Sp. z o.o., Serwis Kielce Sp. z o.o., Serwis Lodz Sp. z o.o., Serwis Rzeszow Sp. z o.o. results in cancellation of offeree companies from the register.

- On 28 January 2005 the District Court in Cracow, XII Economic Departament of the National Register Court, registered change of the amount and structure of share capital in Rafineria Trzebinia S.A. in Trzebinia. The share capital was decreased from PLN 43,041,890 to PLN 42,995,350 and is divided into 4,299,535 shares at the nominal value PLN 10 each. A decrease of the share capital of Rafineria Trzebinia S.A. results from the resolution No. 1 of the Extraordinary Shareholders' Meeting of the company from 28 December 2004 concerning amortization of 4,654 shares of Rafineria Trzebinia S.A. After a decrease of the share capital of the company Rafineria Trzebinia the stake of PKN ORLEN in the share capital of the company amounts to 77.15%. The remaining shares are possessed by the State Treasury – 9.19%, other – 13.66%. Each share gives one voting right at the shareholders' meeting.

On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the purchase by the parties of some assets of UNIPETROL Group, in case of the PKN ORLEN's successful participation in the UNIPETROL privatisation. On 12 January 2004 PKN ORLEN submitted, in response to the announcement published by Czech National Property Found ("NPF) on 6 November 2003, an indicative offer and on 23 April 2004 an offer ('the Offer') for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by CKA (collectively called the "CKA Assets"). PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approximately CZK 1.7 billion for CKA's receivables with a total nominal value of CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as at 1 April 2004. On 4 June 2004 PKN ORLEN entered into an agreement with NPF in order to acquire, on condition that relevant regulatory approvals are obtained, 114,224,038 bearer shares of UNIPETROL, each with the nominal value of CZK 100, constituting approximately 62.99% of all issued and existing shares of UNIPETROL. PKN ORLEN concluded also agreements with CKA to acquire 745,000 bearer shares of Spolana, each with the nominal value of CZK 655 constituting 9.76% of the share capital of Spolana, a UNIPETROL's producing subsidiary, and receivables towards some of the companies of the UNIPETROL Group ("Framework Agreement"). Pursuant to the resolution of the Government of

Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of shares of UNIPETROL and Spolana and sales of receivables mentioned above.

In 2003 UNIPETROL reported in the audited financial statement consolidated profit amounted to CZK 87.7 million, with consolidated revenues amounting to CZK 67.9 billion.

The agreement foresees a price adjustment mechanism for the shares of UNIPETROL to reflect any unexpected changes of value of UNIPETROL shares until the transaction is closed. Price adjustment formula is based on adjusted net book value of UNIPETROL at the end of 2003 and at the end of the month in which PKN ORLEN will acquire 62.99% stake in UNIPETROL. The range of price adjustment for UNIPETROL shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited to the Escrow Account after execution of the UNIPETROL Agreement and remaining 90% of the purchase price will be deposited to the Escrow Account after satisfying all precedent conditions provided in all three UNIPETROL, Spolana and Framework Agreements. The agreement was concluded under several precedent conditions, among which the substantial conditions are that the antimonopoly consent, the decision of the European Commission that the transaction does not constitute public aid and is compatible with the common market rules have been obtained. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. Simultaneously PKN ORLEN S.A. entered agreement on cooperation with AGROFERT HOLDING a.s. which obliges PKN ORLEN S.A. to provide a due care to sell those of UNIPETROL assets that are not considered as core to PKN ORLEN's business. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of UNIPETROL that are seemed to be core. Pursuant to an agreement with ConocoPhillips, PKN ORLEN agreed to provide a due care to sell to ConocoPhillips one third of petrol stations, belonging to some of UNIPETROL's subsidiaries. In exchange for that, ConocoPhillips agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this UNIPETROL subsidiary in the immediate period following the privatisation of UNIPETROL. The disposal of certain assets to ConocoPhillips and Agrofert will reduce the financing costs necessary for the transaction. The transactions with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: expand its geographic presence, enter the attractive Czech market and strengthen its position in Southern Poland. The Dominant Company considers itself to be a long-term strategic investor and regional consolidator of the most important refining and retail distribution assets of UNIPETROL.

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia. In 1999, an increase in the company's capital was recorded and as a result voting rights of the Company increased to 76.96%. On 14 September 2000 the agreement of the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.
On 31 December 2004 the share capital of Rafineria Trzebinia SA. amounted to PLN 43,042 thousand.
The company's shareholders are:

- PKN ORLEN S.A. 77.07%
- State Treasury 9.18%
- Other 13.75%

As at 31 December 2004 the shareholders equity of the company amounted to PLN 339,913 thousand.
The Rafineria Trzebinia Capital Group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, ethylene, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's S.A. business activities are focused on the manufacturing of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products.
At 31 December 2004 the company employed 187 people (Capital Group of Rafineria Trzebinia S.A. employed 732 people).
The net profit of Rafineria Trzebinia S.A. for the year 2004 amounted to PLN 26,706 thousand, whereas sales amounted to PLN 1,777,878 thousand.
Rafineria Trzebinia S.A. holds shares in 6 subsidiaries.
In connection with an increase of the share capital of ORLEN-Oil Sp. z o.o. on 11 August 2004 the stake of Rafineria Trzebinia S.A. was decreased from 75.57% (32,918 shares) to 43.84% (32,918 shares).

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in

Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 31 December 2004 the company's share capital amounted to PLN 78,000 thousand.

1. Shareholders of the company:

- PKN ORLEN S.A. 75.00%
- State Treasury 10.01%
- Other 14.99%

As at 31 December 2004 shareholders equity of the company amounted to PLN 146,115 thousand.

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and asphalt,
- production of packaging and preparation of oils and other industrial fluids.

The refinery also manufactures limited quantities of gasoline and heating oils. The company is the second biggest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 31 December 2004 Rafineria Jedlicze S.A. Capital Group employed 805 people (including 419 people in Rafineria Nafty Jedlicze S.A.).

The net profit of the company for the year 2004 amounted to PLN 12,985 thousand, whereas sales amounted to PLN 592,214 thousand.

In the analysed period, the company focused on improving its profitability. The effects of increased efforts in this respect are noticeable within optimisation of operating costs.

- **Inowroclawskie Kopalnie Soli "Solino" S.A.**

On 28 September 1996 the Dominant Company purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of the company's share capital. Following the acquisition of the new series of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%.

As at 31 December 2004 the share capital of Inowroclawskie Kopalnie Soli "Solino" S.A. amounted to PLN 19,146 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 70.54%

- State Treasury 25.19%
- Other 4.27%

As at 31 December 2004, the shareholders equity of the company amounted to PLN 83,533 thousand.

The Company's business activities include:

- storage of crude oil and fuel,
- production of industrial brine,
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN S.A. Capital Group.

As at 31 December 2004 the company employed 310 people.

For the year 2004 the company's sales revenues amounted to PLN 112,134 thousand, whereas the net profit amounted to PLN 10,210 thousand.

The company's development plans focus on salt production and sales as well as on realisation of second stage of the construction of fuel and crude oil underground storage tanks.

- **Zaklady Azotowe Anwil S.A.**

Zaklady Azotowe Anwil S.A was entered in the Commercial Register on 14 April 1993. As at 31 Decmeber 2004 the share capital of the company amounted to PLN 150,000 thousand. PKN ORLEN acquired first Anwil shares as a result of composition proceedings in 1995.

2. The company's shareholders are:

- PKN ORLEN S.A. 76.27 %
- Zaklad Energetyczny Torun S.A. 3.73%
- State Treasury 5.00%
- Other 15.00%

As at 31 December 2004, the shareholders equity of the company amounted to PLN 1,047,199 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).

As at 31 December 2004 the company employed 1,477 people. (Anwil Capital Group employed 2,414 people).

The net profit for the year 2004 amounted to PLN 196,130 thousand, whereas sales amounted to PLN 1,608,318 thousand.

- **ORLEN Oil Sp. z o.o.**

ORLEN Oil Sp. z o.o. was established by four refineries. ORLEN Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998.

As at 31 December 2004 the company's share capital amounted to PLN 75,093 thousand.

In connection with an increase of share capital of ORLEN Oil Sp. z o.o. on 11 August 2004 by PLN 31,535 thousand the structure of shareholders has changed and is as follows:

- PKN ORLEN S.A. 47.22%
- Rafineria Trzebinia S.A. 43.84%
- Rafineria Nafty Jedlicze S.A. 4.47%
- Rafineria Czechowice S.A. 4.47%

At the end of the year 2004 the shareholders equity amounted to PLN 124,994 thousand.

The business activities of ORLEN Oil Sp. z o.o. include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids, exploitation fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

As at 31 December 2004 the company employed 356 people.

The net profit in 2004 amounted to PLN 13,694 thousand, whereas sales amounted to PLN 558,089 thousand.

- **ORLEN Asfalt Sp. z o.o.**

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Zaklad Asfaltow to Bitrex Sp. z o.o located in Trzebinia. Following the resolution of Ordinary Shareholders Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in increased share capital. The share capital increase was registered on 15 July 2003 along with the change of the company's name to ORLEN Asfalt Sp. z o.o.

As at 31 December 2004 the share capital of the company amounts to PLN 60,635 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 82.46%
- Rafineria Trzebinia S.A. 17.54%

As at the end of December 2004 shareholders equity of the company amounted to PLN 125,983 thousand.

The company's business activities include production and processing of crude oil. Primary products are road and

industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.
The number of employees as at 31 December 2004 amounted to 137.
In 2004 the company achieved net profit of PLN 42,567 thousand. The sales amounted to PLN 454,682 thousand.

- **ORLEN GAZ Sp. z o.o.**

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995. Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 31 December 2004 the share capital of the company amounted to PLN 24,823 thousand, shareholders equity amounted to PLN 59,570 thousand.
The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP (gas for industrial vehicles), automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and etc.
The number of employees as at 31 December 2004 amounted to 234 people.
During the year 2004 the company achieved a profit amounted to PLN 3,669 thousand. The sales amounted to PLN 541,175 thousand.

- **ORLEN PetroTank Sp. z o.o.**

ORLEN PetroTank Sp. z o. was registered on 9 April 1996. On 23 December 2002 the Company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 shares in ORLEN PetroTank Sp. z o.o., as a result PKN ORLEN S.A. possess 100% share in share capital. The ceded shares were protection of ORLEN PetroTank Sp. z o.o. receivables due from Tankpol Sp. z o.o.
As at 31 December 2004 share capital amounted to PLN 11,750 thousand, shareholders equity amounted to PLN 45,461 thousand.
The company's line of business is the wholesale and sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.
The number of employees as at 31 December 2004 was 162.
In 2004 the company incurred a loss of PLN 4,996 thousand, whereas sales amounted to PLN 1,098,248 thousand.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was registered on 14 September 1995.
As at 31 December 2004 share capital of the company amounted to PLN 11,500 thousand.
The only shareholder of ORLEN PetroProfit Sp. z o.o. is PKN ORLEN S.A.
The company's shareholders equity as at the end of June 2004 amounted to PLN 29,655 thousand.
The company's business activities comprise of the wholesale and retail of fuels, Petrygo radiator fluid and plastics.
The number of employees as at 31 December 2004 was 61 people. The ORLEN PetroProfit Capital Group employed 123 people.
The net loss for the year 2004 amounted to PLN 624 thousand, whereas sales amounted to PLN 501,929 thousand.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 31 December 2004 amounted to PLN 21,000 thousand and was wholly owned by PKN ORLEN S.A. As at the end of 2004, the shareholders equity amounted to PLN 41,986 thousand.
The company's business activities include wholesale and retail trading of fuels. The main source of income for PetroCentrum Sp. z o.o. is retail of liquid fuels in its own chain and in petrol stations managed by the company.
The number of employees as at 31 December 2004 was 31.
In 2004 the company achieved a profit of PLN 1,127 thousand, whereas sales amounted to PLN 1,345,733 thousand.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. As at 31 December 2004 the share capital of the company was PLN 20,039 thousand.
The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- PLL LOT S.A. 49.00 %.

As at 31 December 2004 shareholders equity amounted to PLN 50,589 thousand.
The company's basic line of business is sales and distribution of aviation fuel (JET A-1) and aviation petrol. The company's main customer is PLL LOT S.A. The company secures sales of about 60% of JET A-1 fuel produced by the company. Other company's key customers are the following foreign airlines: Lufthansa, British Airways, Air France, SAS, KLM, Swiss, Alitalia and Polish airlines: White Eagle and Air Polonia. The Poland's entrance to the European Union, opening of the Polish market for foreign airlines and acquiring of new customers such as cheap airlines contributed substantially to an increase in sales revenues.
As at 31 December 2004 the company employed 185 people.
In 2004 the net profit amounted to PLN 1,489 thousand.
The sales revenues amounted to PLN 484,944 thousand.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. located in Poznan was entered in the Commercial Register on 19 January 1998. As at 31 December 2004 the share capital of ORLEN PetroZachod Sp. z o.o. amounted to PLN 17,749 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	51.83%
▪ BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o.	48.17%

As at 31 December 2004, the shareholders equity amounted to PLN 23,152 thousand.

The Company's business activities include wholesale and retail trading in fuels and plastics.

The number of employees as at 31 December 2004 was 196.

The net profit for the year 2004 amounted to PLN 847 thousand, whereas sales achieved the level of PLN 588,953 thousand.

- **ORLEN Morena Sp. z o.o.**

ORLEN Morena Sp. z o.o. located in Gdansk was entered in the Commercial Register on 10 September 2001. As at 31 December 2004 the share capital of the company was PLN 10,500 thousand. The stake of PKN ORLEN in the share capital of the company amounts to 100%.

As at 31 December 2004, the shareholders equity amounted to PLN 12,647 thousand.

The Company's business activities include wholesale and retail trading in fuels, and logistic services provided by own warehouse base in Slawno for PKN ORLEN.

The number of employees as at 31 December 2004 was 41.

As at 31 December 2004, the company achieved a profit of PLN 1,033 thousand.

The sales revenues amounted to PLN 271,764 thousand.

- **Ship - Service S.A.**

Ship-Service S.A. was established in 1991 as a result of privatisation of state owned company SPUP Ship-Service S.A.

In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value of PLN 100 each.

As at 31 December 2004 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	60.86%
▪ Malgorzata Bubilek	7.61%
▪ Porta Baltic Service S.A. (official receiver)	4.95%
▪ Brends Sp. z o.o.	4.35%
▪ Other	22.23%

As at 31 December 2004, the shareholders equity amounted to PLN 16,489 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as environment protection services.

The number of employees as at 31 December 2004 was 196. Ship Service Capital Group employed 210 people.

The company recorded net profit of PLN 1,825 thousand for the year 2004. The company's sales amounted to PLN 227,829 thousand.

- **ORLEN Deutschland AG**

ORLEN Deutschland AG, the company which acts under rules of German law, was established as a result of a merger of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, through which PKN ORLEN realized on 28 February 2003 the purchase of 494 fuel stations in Germany. Thanks to the purchase of fuel stations with logo BP, Aral and EM Eggert for EUR 140 million 3% of the German market was gained. In the north Germany the company possess 7% share of the fuel market. In the first half of the year 2004 a merger of 6 companies of ORLEN Deutschland in a company ORLEN Deutschland AG took place. At the same time the share capital was increased from EUR 30 million to the amount of EUR 60 million. PKN ORLEN S.A. possess 100% of share capital in this entity.

As at the end of December 2004 the share capital of the company amounted EUR 283,020 thousand. The shareholders' equity as at 31 December 2004 amounted to PLN 418,505 thousand.

The employment of the company as at the end of 2004 was 112 persons.

For the year 2004 ORLEN Deutschland AG incurred a loss amounted to PLN 83,498 thousand, whereas sales amounted to PLN 8,633,635 thousand.

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was registered on 1 October 1999. The share capital of the company as at 31 December 2004 amounted to PLN 1,600 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

As at 31 December 2004, the shareholders equity amounted to PLN 3,933 thousand.

The company's business activity includes providing repair services. The company provides very specific services i.e.: repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and pumps of all kinds. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Production Plant in Plock.

The number of employees as at the end of December 2004 was 83 people.

The company reached a profit amounted to PLN 333 thousand, whereas sales amounted to PLN 10,127 thousand.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was registered on 30 April 1999. The share capital of the company as at 31 December 2004 amounted to PLN 2,400 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 52.42%
- Employees 47.58%

As at 31 December 2004, the shareholders equity amounted to PLN 7,948 thousand.

The company specialises in repair services.

The number of employees as at 31 December 2004 was 241.

The net profit for the year 2004 amounted to PLN 1,129 thousand, whereas sales amounted to PLN 22,069 thousand.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego Petrochemia Plock S.A.

As at 31 December 2004 the share capital of the company amounted to PLN 26,420 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 97.59%
- Employees 2.41%

As at 31 December 2004, the shareholders equity amounted to PLN 29,567 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- hire of construction machinery and plant together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, glycal and alcohols, road transport of passengers and freight, international freight transport, freight of unusual goods, wheeled cranes services, domestic and international forwarding, sale of heating oil Ekoterm Plus and engine oils (on petrol stations as well), Petrygo and Qal cooling liquids, preparation and sale, as well as a full range of repair, maintenance and other services for cars, construction vehicles and equipment with its own workshop together with washing stand and service station.

The number of employees as at the end 2004 was 246.

The net profit for the year 2004 amounted to PLN 466 thousand, whereas sales amounted to PLN 74,241 thousand.

The company forms a capital group with ORLEN Transport Poznan Sp. z o.o. and ORLEN Transport Warszawa Sp. z o.o. The employment of the group amounted to 451.

- **ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced its operations as a subsidiary of PKN ORLEN Capital Group on 1 July 2000. On 24 January 2003 took place the registration of merger: as a transfer of assets of Petromot Sp. z o.o. to ORLEN Transport Kedzierzyn Kozle Sp. z o.o.

As at 31 December 2004 the share capital of the company amounted to PLN 10,009 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 94.28%
- Employees 5.72%

In July 2004 PKN ORLEN S.A. contributed in kind in exchange for new shares (9,239 shares at the nominal value of PLN 500 each). After registration of new shares there was an increase of the capital engagement of PKN ORLEN SA from 89.35% to 94.28%.

As at 31 December 2004, the shareholders equity amounted to PLN 9,843 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products
- sale and service of FIAT car models.

The employment of the company as at the end of 2004 was 106 persons.

The net loss for the year 2004 amounted to PLN 794 thousand, whereas sales amounted to PLN 20,238 thousand.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the Capital Group PKN ORLEN on 1 July 2000.

As at 31 December 2004 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 98.41%
- Employees 1.59%

As at 31 December 2004, the shareholders equity amounted to PLN 8,348 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at the end of December 2004 was 109. The sales revenues for 2004 amounted to PLN

29,744 thousand. The net loss for the year 2004 amounted to PLN 1,979 thousand.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A. on 1 July 2000.

As at 31 December 2004 the share capital of the company amounted to PLN 8,464 thousand. The company's shareholders are:

- PKN ORLEN S.A. 94.84%
- Employees 5.16%

As at 31 December 2004, the shareholders equity amounted to PLN 9,724 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2004 was 72. The net loss for the year 2004 amounted to PLN 223 thousand, whereas sales amounted to PLN 15,612 thousand.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A. on 1 July 2000.

As at 31 December 2004 the share capital of the company amounted to PLN 10,091 thousand. The company's shareholders are:

- PKN ORLEN S.A. 96.79%
- Employees 3.21%

As at 31 December 2004, the shareholders equity amounted to PLN 17,871 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 31 December 2004 was 127. The net profit for the year 2004 amounted to PLN 253 thousand, whereas sales amounted to PLN 25,084 thousand.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and

commenced its operations as a subsidiary within the Capital Group of PKN ORLEN on 1 July 2000.

As at 31 December 2004 the share capital of the company amounted to PLN 8,644 thousand. The company's shareholders are:

- PKN ORLEN S.A. 97.06%
- Employees 2.94%

As at the end of 2004, the shareholders equity of the company amounted to PLN 11,321 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of regular posts as at 31 December 2004 was 80 persons. The net loss for the year 2004 amounted to PLN 648 thousand, whereas sales amounted to PLN 24,325 thousand.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the Capital Group of PKN ORLEN S.A. on 1 July 2000. As at 31 December 2004 the share capital of the company amounted to PLN 3,424 thousand. The company's shareholders are:

- PKN ORLEN S.A. 99.56%
- Employees 0.44%

As at 31 December 2004 the shareholders equity amounted to PLN 3,637 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at the end of 2004 was 41. The net loss for the year 2004 amounted to PLN 283 thousand, whereas sales amounted to PLN 4,849 thousand.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A at the beginning of 2001.

The company took over from PKN ORLEN full range of activities conducted by department of tankers expedition of Dominant Company relating to tankers expedition, as well as a sewage plant and workshop.

As at 31 December 2004 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 99.85%
- Employees 0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Dominant Company's products.

As at 31 December 2004, the shareholders equity amounted to PLN 45,241 thousand.

The number of employees as at the end of December 2004 was 49.

The net profit for the year 2004 amounted to PLN 3,552 thousand, whereas sales amounted to PLN 33,673 thousand.

- **ORLEN Medica Sp. z o.o.**

ORLEN Medica Sp. z o.o. was registered on 24 November 1997. On 31 December 2004 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services solely on domestic market. The services are provided to the employees of PKN ORLEN S.A. and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 31 December 2004, the shareholders equity amounted to PLN 9,643 thousand.

The number of employees as at the end of December 2004 was 111.

In 2004 the company incurred a loss amounted to PLN 4,282 thousand, whereas sales amounted to PLN 12,900 thousand.

- **ORLEN Projekt S.A.**

ORLEN Projekt S.A. was registered on 28 May 1998. As at 31 December 2004 the share capital amounted to PLN 1,500 thousand. The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

The company is involved in the providing design services in refining and petrochemical branch.

As at 31 December 2004 the shareholders equity amounted to PLN 13,231 thousand.

The number of employees as at the end of December 2004 was 179.

The net profit for the year 2004 amounted to PLN 895 thousand, whereas sales amounted to PLN 18,916 thousand.

- **Petrotel Sp. z o.o.**

Petrotel Sp. z o.o. was entered in the Commercial Register on 14 August 1997. As at 31 December 2004 the company's share capital amounted to PLN 8,200 thousand.

The company's shareholders as at 31 December 2004 are:

- PKN ORLEN S.A. 80.65%
- Employees 19.35%

The company provides telecommunication services.

As at 31 December 2004 the shareholders equity amounted to PLN 32,436 thousand.

The number of employees as at 31 December 2004 was 108.

The net profit for the year 2004 amounted to PLN 5,329 thousand, whereas sales amounted to PLN 32,464 thousand.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. As at 31 December 2004, the company's share capital amounted to PLN 18 million.

The company's shareholders are:

- PKN ORLEN S.A. 96.57%
- Employees 3.43%

The Company's business activities include:

- production of chemical equipment (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at 31 December 2004 the shareholders equity amounted to PLN 17,981 thousand.

The number of employees as at 31 December 2004 was 235.

The net loss as at 31 December 2004 amounted to PLN 1,038 thousand, whereas sales amounted to PLN 31,016 thousand.

- **ORLEN Powiernik Sp. z o.o.**

ORLEN Powiernik Sp. z o.o. was registered on 19 July 2000. As at 31 December 2004 the company's share capital amounted to PLN 25 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in providing trust services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Programme.

As at 31 December 2004 the shareholders equity amounted to PLN 2,474 thousand.

The number of employees as at 31 December 2004 remained unchanged and amounted to 2 people.

The net profit as at 31 December 2004 amounted to PLN 2,379 thousand, whereas sales revenues amounted to PLN 30 thousand.

- **ORLEN Budonaft Sp. z o.o.**

ORLEN Budonaft Sp. z o.o was registered on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company. As at 31 December 2004 the share capital amounted to PLN 3,795 thousand.

The company is involved in providing construction and modernization services for fuel stations.

As at 31 December 2004 the shareholders equity amounted to PLN 1,690 thousand. The number of employees as at 31 December 2004 was 183.

The net profit for the year 2004 amounted to PLN 327 thousand, whereas sales amounted to PLN 52,866 thousand.

- **ORLEN Laboratorium Sp. z o.o.**

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003.

The company's shareholders are:

- PKN ORLEN S.A. 94.94%
- Employees 5.06%

As at 31 December 2004 the share capital amounted to PLN 9,915 thousand.

The company specializes in providing laboratory and research services, as well as expertises and analyses.

As at 31 December 2004 the shareholders equity amounted to PLN 13,557 thousand. The number of employees as at 31 December 2004 was 317.

The net profit in 2004 amounted to PLN 7,157 thousand, whereas sales amounted to PLN 41,002 thousand.

1.3.2 *Joint venture company accounted for under equity method*

- **Basell Orlen Polyolefins Sp. z o.o.**

On 30 September 2002 PKN ORLEN SA and Basell Europe Holdings B.V. signed the joint venture agreement.

The shareholders are:

- PKN ORLEN S.A. 50%
- Basell Europe Holdings B.V. 50%

As at 31 December 2004 the share capital amounted to PLN 907,398 thousand.

At the end of the year 2004 the shareholders equity was PLN 1,022,908 thousand.

The company is engaged in production of plastics and the wholesale of chemical products.

The number of employees as at 31 December 2004 was 390.

The net profit for the year 2004 amounted to PLN 103,414 thousand, whereas sales amounted to PLN 1,074,864 thousand.

Until the completion of construction of new installation (NPP), there will be two production lines LDPE and two PP production lines in motion, which were contributed by PKN ORLEN S.A. After setting in motion of NPP new capacities will allow the company to increase production from 290 thousand tons to 830 thousand tons.

1.3.3 Consolidated associated companies

Consolidated directly associated entities belonging to the Dominant Company within PKN ORLEN SA Capital Group are:

- **Naftoport Sp. z o.o.**

Naftoport Sp. z o.o. is the largest operator of reloading facilities of crude oil imported by sea. It was registered on 17 July 1991. As at 31 December 2004 the share capital of the company amounted to PLN 45,942 thousand.

The company's shareholders as at 31 December 2004 are:

PKN ORLEN S.A.	48.71%
Rafineria Gdanska S.A.	25.64%
PERN S.A.	17.95%
„PORT POLNOCNY" Sp. z o.o.	3.85%
J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 31 December 2004 the shareholders equity amounted to PLN 106,788 thousand.

The company focuses on reloading of crude oil and oil products for Polish refineries as well as assurance of reloading guarantees for Mider Refinery.

The net profit for the year 2004 amounted to PLN 23,202 thousand, whereas sales amounted to PLN 64,657 thousand.

- **Chemiepetrol GmbH**

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN S.A. purchased shares in the company on 28 April 1993. As at 31 December 2004 the share capital of the company amounted to EUR 51.1 thousand (PLN 209 thousand).

The company's shareholders are:

PKN ORLEN S.A.	20%
CIECH S.A.	60%
Jurgen Kleiner	20%

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 31 December 2004 the shareholders equity amounted to PLN 3,871 thousand.

The number of employees as at 31 December 2004 was 8 people.

The net profit for the year 2004 amounted to PLN 693 thousand, whereas sales amounted to PLN 37,141 thousand.

1.3.4 Unconsolidated company of significant importance for the Capital Group – Polkomtel SA

The company was established on 19 December 1995. PKN ORLEN possessed 19.61% of shares and voting rights on the General Shareholders Meeting.

Since 23 February 1996 the company Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity in Warsaw under the trade mark of "Plus GSM".

As the end of 2004 Plus GSM reached average market share of 32.4%, calculated according to revenues. The country area network coverage of Plus GSM amounted to 97.35%. It is estimated that this area is inhabited by 99.07% of Polish population.

The company's shareholders are:

▪ PKN ORLEN S.A.	19.61%
▪ KGHM Polska Miedz S.A.	19.61%
▪ TDC Mobile International A/S	19.61%
▪ Vodafone Americas Asia, Inc.	19.61%
▪ Polskie Sieci Elektroenergetyczne S.A.	16.05%
▪ Weglokoks S.A.	4.00%
▪ Tel-Energo S.A.	1.01%
▪ Tel Bank S.A.	0.50%

The company's business activities include:

- design, installation, operation and management of a GSM system,
- mobile telephony services,
- sales of GSM Systems-related products and services.

The shareholders equity of the company as at 31 December 2004 amounted to PLN 2,005,000 thousand The net profit for the year 2004 amounted to PLN 923,603 thousand, whereas sales amounted to PLN 5,743,871 thousand. The employment in the company as at 31 December 2004 amounted to 3,054 persons.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services.

The biggest amount of investments, as it was in previous years, relate to the area of network extension. The main investment in 2004 was the development of the network infrastructure of GSM (613 broadcasting and receiving stations BTS and 85 Repeaters were put into service) and UMTS (80 stations). On 2 September 2004 Polkomtel, as the first operator in Poland, accessed the UMTS network, launching 53 stations in Warsaw.

All the activities in the company in 2004 were subordinated to achieving planned aims. The significant influence on the company's activity, especially in the area of customers gaining, was the result of the competition. The main areas of the company's activities in 2004 were as follows:

- maintaining the market share;
- introducing to the market new offers: Mix Plus and Sami Swoi, which contributed to exceeding budget

assumptions concerning gaining new customers;

- further development of the of the technical infrastructure of the network GSM, the decision on the bid for delivery of infrastructure 3G;
- implementing new products and services: 3Generation services, 1 second Tariff in Simplus, new tariffs for SOHO;
- development of programs increasing customers loyalty in case of Plus GSM;
- promotional activities aiming at improvement of the image of brand Plus GSM.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE DOMINANT COMPANY AND CAPITAL GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF CAPITAL GROUP

Currently in force organizational and legal acts within the Framework Organizational Rules and Regulations of PKN ORLEN S.A. were approved by the Management Board on 1 December 2004. According to the Regulations, organisational structure of the Dominant Company consists of Head Offices in Plock and Warsaw, Production Plant in Plock and 12 Regional Organizational Offices in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Offices are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices and Financial Offices.

On 22 April 2004 the Supervisory Board of PKN ORLEN S.A. decided to extend the number of the Members of the Management Board from 5 to 6. On 1 June 2004 the Management Board of the Company took a decision on change of the Framework Organizational Rules and Regulations of the Company by the change of responsibilities of Members of the Management Board:

President of the Management Board – General Director,

Vice-President of the Management Board, Wholesale and Logistics,

Vice-President of the Management Board, Chief Financial Officer

Vice-President of the Management Board, Human Resources and Management Systems Director,

Vice-President of the Management Board, Strategy and Capital Investments,

Member of the Management Board, Retail Sale and Marketing.

The composition of Reporting Directors was also extended. Following positions were created: Director of Control and Security Office, Director of UNIPETROL Holding Integration, Director of Production's Alliances and Alternative Energy Sources and Director of Margin Optimization.

On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of the President of the Management Board, effective on 1 October 2004. On 18 October 2004 the Supervisory Board of PKN ORLEN S.A. based on the motion of the President of the Management Board changed the composition of the Management Board. This was related to the planned change of the Management Board structure oriented towards efficient and transparent management.

These changes were made according to the previously accepted procedure, among others, after individual assessments performed by a consulting company, Korn/Ferry International.

The Supervisory Board of PKN ORLEN S.A. accepted resignations of:

- Krzysztof Kluzek from the position of the Member of the Management Board of PKN ORLEN S.A.

effective on 18 October 2004,

- Slawomir Golonka and Jacek Strzelecki from the position of Vice-President of the Management Board of PKN ORLEN S.A. effective on 31 October 2004.

Simultaneously the Supervisory Board of PKN ORLEN S.A. appointed to the Management Board for the current term:

- Wojciech Heydel as the Vice-President of the Management Board effective on 1 November 2004,
- Jana Maciejewicz as the Vice-President of the Management Board effective on 1 December 2004,
- Cezary Smorszczewski as the Vice-President of the Management Board effective on 1 November 2004,
- Pawel Szymanski as the Member of the Management Board effective on 18 October 2004.

As at 2 November 2004 new division of responsibilities among Members of the Management Board was introduced:

- President of the Management Board, General Director (CEO),
- Member of the Management Board, Chief Financial Officer (CFO),
- Vice-President of the Management Board for Human Resources Management and Administration (CHO),
- Vice-President of the Management Board for Operational Activities (COO),
- Vice-President of the Management Board for Retail Sales (CMO),
- Vice-President of the Management Board for Capital Investments and Capital Group (CIO).

In the result of the new competence division, Strategy Department (previously within structure subordinated to the Vice-President of the Management Board for Strategy and Capital Investments) and Oil Crude Trading Department (previously within structure subordinated to the Vice-President of the Management Board for Economics and Finance) were moved to area of the President of the Management Board, General Director. IT Department (previously within structure subordinated to the Vice-President of the Management Board for Finances) was moved to the structure of the Vice-President of the Management Board for Human Resources Management and Administration.

Within the structure of Vice-President of the Management Board for Capital Investments and Capital Group, the Department of Director for Production Alliances and Alternative Sources of Energy and its functions were transferred to the structures of Director for Property Investments. Additionally, within the structure, Director for Capital Group was appointed.

As the result of new division, the range of responsibilities for the area of the Vice-President of the Management Board for Capital Investments and Capital Group was also defined; this area includes, among others, conducting acquisition and merger transactions, encorporating and creating new entities within the Capital Group, preparing and conducting capital investments and disinvestments within the Group, coordinating process of the Group capital assets unification and exercising ownership supervision over the Capital Group companies.

Additionally, until the new rules of segment management are implemented in the Capital Group, the Members of the Management Board and Reporting Directors coordinate actions in this area using legal and formal supervision over the Capital Group companies. In relation to that areas of each Director responsibilities were spread on the whole Group (defined as PKN ORLEN S.A. and the Capital Group companies). At the same time, all

Reporting Directors in cooperation with the area of the Vice-President of the Management Board for Capital Investments and Capital Group were to bear responsibility for the process of unification of capital assets in relation to their areas and for the realization of the synergy effects associated with it.

As at 1 December 2004 the process of completing new 7 person composition of the Management Board of PKN ORLEN S.A. was finished and a new organizational area of Vice-President for Cost Management and IT (CCO) was introduced. IT Department, Crude Oil Trading Department and newly created Purchase Department and Cost Management Department belong to this area. The departments of the newly created area supervise realization of the raw material supply of the Dominant Company (with exclusion of energy, fuels for resale, and non-fuel products), they are responsible for turnover of natural gas, purchases of fuel raw materials, cost management, optimization of IT solutions and IT standards implementations, and for activities within sector of crude oil and natural gas searching and mining.

As the result of implemented changes, the following departments were also created: Director of Legal Department within area of the President of the Management Board, General Director; Director of Department for Systems of Human Resources Management within the area of the Vice-President of the Management Board for Human Resources Management and Administration; Director of Department for Planning and Retail Sales Analysis, Director of Department for Purchase of Non-Fuel Products and Category's Management in the area of the Vice-President of the Management Board for Retail Sales. Department of Director for Optimizing Production Assets was liquidated and its functions were transferred to the area of Director of Production and Technique and Purchase Department.

Apart from the above organisational and legal changes in the Company, significant changes in two companies of the Capital Group were noticed:

- **Rafineria Trzebinia S.A.**

In 2004 the planned activities in the area of restructuring of the Capital Group Rafineria Trzebinia S.A. were finished. After the sale of stakes in the company MontoNaft restructuring process within product consolidation in the Capital Group PKN ORLEN were launched. Through an increase of the share capital of the company ORLEN Oil, it is now not a subsidiary of the Rafineria Trzebinia S.A. and presently the main stakeholder of the entity is PKN ORLEN S.A. Production assets were contributed in kind to the company Naftowax. Within restructuring of the subsidiaries production of candles and torches were launched in the subsidiary Euronaft Trzebinia, which constitutes prolongation of the technological process in relation to the activity of the paraffin company NaftoWax.

- **Rafineria Nafty Jedlicze S.A.**

In 2004 there were subsequent changes in work organization in the company aiming at improving its functioning and optimization of activity costs. The most important of those changes are as follows:

- establishing a company within the structure – on 1 April 2004 – an organizational entity named

Optimization and Settlement of Production, the main task of which is inspiration and implementation of activities concerning cutting of production costs, optimization of technological and producing processes; the entity took over operations of former organizational entity Technologia and areas of duties of employees so far planning and settling production of particular Production Entities.

- establishing – on 1 June 2004 – the position of the Plenipotentiary for the Tax Warehouse, whose responsibility is to supervise complying with all the procedures concerning the company's running of the Tax Warehouse and settling excise duty
- liquidation – on 1 June 2004 – the former organizational entity Organization and Ownership Supervisory and establishing in its place a special team for organizational and legal matters, which took over the duties fulfilled so far by constituting parts of the entity special teams for organization, ownership supervisory, restructuring, quality management and legal service.

The most important external factors having an impact on the results of Capital Group are the following ones:

- **Economic growth**

Data published by the Central Statistics Office indicate the improvement of unfavourable trend observed since II half of 2000. An increase in GDP in 2004 amounted to 5.4% whereas in 2003 to 3.8%. An increase in GDP was mainly influenced among others by an increase in domestic demand in 2004 by 4.9% whereas in 2003 by 2.5%. The predictions for the year 2005 assume an increase in GDP by 5%. Rapid pace of the economic growth in Poland may have positive impact on growth of the consumption of liquid fuels.

- **Unemployment rate**

At the end of 2004 the unemployment rate was lower comparing to the end of 2003 and amounted for 19.1% comparing to 20.0% at the end of 2003. There was a lower number of new registered unemployed and at the same time there was an increase in number of unemployed deregistered from the employment agency evidence. High unemployment rate in Poland is one of the factors, which limits internal demand and adversely influences the level of sales of the Capital Group products.

- **Inflation**

According to data published by the Central Statistics Office, the average annual increase in prices of consumer goods and services in 2004 was higher than in 2003 (3.5% comparing to 0.8%).

- **Crude oil prices, refinery products and margins**

Changes in crude oil prices as well as significant fluctuations in finished goods prices on world markets, cause significant variations in margins generated by the Capital Group. During 2004 there were large fluctuations in crude

oil prices. The average annual price of Brent barrel from quotations increased in comparison to 2003 by 32.7% to the level of 38.29 USD/bbl. Additionally, during 2004 there were strong increases in product margins (crack), which positively influenced the results of PKN ORLEN S.A. and the Capital Group companies producing and trading with fuels. Margins on petrol increased by 41.5% to the level of 114.06 USD/ton, on diesel by 66.1% to the level of 102.76 USD/ton and on Ekoterm by 62.4% to the level of 68.34 USD/ton. As the refinery margins are concerned there were significant increases noted on, among others, ethylene by 39.6% to the level of 516.10 USD/ton and on propylene by 35.0% to 427.10 USD/ton.

- **Fluctuation of foreign exchange rate**

The exchange rate fluctuations have significant impact on sales revenue and results of the Capital Group PKN ORLEN (by means of adjusting the fuel prices on the basis of import parity), costs of crude oil and other raw materials as well as financial costs related to debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the PKN ORLEN S.A. are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trends, changes in the exchange rate of PLN to foreign currencies have a significant impact on the results achieved by the Dominant Company. The average annual USD exchange rate decreased by 6.2% to the level of PLN 3.65 (calculated as arithmetical average of daily NBP exchange rates within period from 1 January to 31 December 2004). Simultaneously, the EUR exchange rate increased by 3.8% to the level of 4.53 PLN

- **Changes in fiscal policy and current law regulations**

Corporate Income Tax rate in 2004 amounted to 19%. In 2003 Corporate Income Tax rate of 27% was in force. Lower level of tax rate positively influence net results of the Capital Group and the amount of cash. Any changes in VAT regulations and excise tax will also be of great importance for the economic situation of the Capital Group. Fiscal policy is characterized by enlarging its subject range and increasing of excise tax rates for crude oil products. While prices of products are on high level, it is additional barrier preventing form full transfer of operational costs on products selling prices.

The limitation of the transportation allowance concerning purchase of crude oil and planned targeted liquidation of it cause the necessity of implementation of solutions improving efficiency of processing crude oil or determining alternative methods of compensating liquidation of that allowance.

- **Mandatory reserves**

Owing to obligations resulting from membership in European Union, Poland is compelled to reach the level of 90-days mandatory reserves of liquid fuels, constituting the assurance of the energetic safety for the country. Thus, the producers and importers of fuels are obliged to create the mandatory reserves. The current schedule of creation of liquid fuels reserves is specified in the Decree of the Ministry of Economy dated on 14 June 2002, in force on 1 July 2002. The reserves are created on basis of production and import volume, generated by the specific company in the

previous year less export. Starting from 1999 and each of the following years the level of mandatory reserves required has been increased by further 2% to reach the level of 76 days of production or imports of the entity at the end of 2008. Moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in the current year, this responsibility can be transferred to PKN ORLEN S.A. The Dominant Company builds and maintains mandatory reserves of fuels (petrol, diesel, Ekoterm) and crude oil. In 2004 the Dominant Company received the consent from The Ministry of Economic Affairs And Labour for changing structure of the mandatory reserves: from hitherto in force 40% fuels – 60% crude oil to 37.5% fuels – 62.5% crude oil. For storing mandatory reserves the Dominant Company takes advantage of the Underground Warehouses for Crude Oil and Fuels of IKS "Solino" S.A., own warehouses located around the country and warehouses belonging to Naftobazy Sp. z o.o. The cost of storing underground warehouses for crude oil and fuels are at the level definitely lower than the cost of ground warehouses.

- **Increase in car sales**

During the year ended 31 December 2004 lower demand on domestic car market was observed. According to companies analysing motor market, car sales in 2004 decreased by about 10.0% to the level of over 318 thousand cars. The level of sales of new cars influences fuel consumption.

- **Domestic fuel consumption**

In 2004 estimated domestic fuel consumption (fuel, diesel oil and light heating oil) based on data from Nafta Polska S.A. amounted to 13,524 thousand tons, which constituted an increase by 7% compared with consumption observed in 2003.

- **Interest rates**

Higher than in 2003 inflation pressure was favourable for increase in base interest rates. At the end of 2004 Lombard Rate reached the level of 8.00% whereas Discount Rate – 7.00% (at the end of 2003 respectively 6.75% and 5.75%). The average LIBOR 3M rate increased 0.4 pp in comparison to the year 2003, whereas the average EURIBOR 3M rate decreased by 0.2 pp in comparison to 2003. The level of interest rates influences cost of the Capital Group debt.

- **The situation on the German retail market**

In 2004 further tight competition on the German fuel market as well as current situation connected with determining retail margins on that market had a significant impact on the financial result of ORLEN Deutschland. Since May 2004 higher margins on the market contributed to the improvement of the profitability of fuels sales. However during the last months of the year there was a significant decline in the level of margins which resulted again in the negative impact on the financial result of ORLEN Deutschland. Retail margins on the German fuel market were in 2004 under high pressure. The reason for that was a relatively high level of crude oil prices and numerous fluctuations of these prices. In 2004 increases of prices took place within 90 days, whereas decreases within 210 days.

The following internal factors influenced the results achieved by Capital Group of PKN ORLEN S.A. in 2004:

- **Loyalty programs development in the Dominant Company**

VITAY programme is a loyalty scheme aimed at individual clients visiting ORLEN petrol stations on a regular basis. VITAY was launched on 14 February 2001. Until 31 December 2004 VITAY had gained over 5 million of participants. Clients, while purchasing in accordance with the programme conditions, are granted VITAY points, which can be converted later into petrol or VITAY prizes. In December 2002 the next stage of creating relationships with customers and encouraging their loyalty was implemented. In December 2004 the VITAY programme was expanded by additional attractive prizes and offers from partner companies cooperating with the PKN ORLEN S.A. In the new edition of VITAY catalogue a new formula of calculating points was applied in order to promote services offered by petrol stations (e.g. a car wash and a hoover).

Flota Polska Programme is designed for institutional clients operating their own means of transportation. Shipping companies, production and service companies, banks, offices of central and local administration and foreign branch offices belong to the programme members. We offer two kinds of flota cards for our clients: K-type cards, issued in driver's name and S-type cards issued for a specific vehicle registration number. Each card can be loaded with individual limit for fuel volume as well as products and services value and frequency of transactions. Additionally, flota managers can visit a personalized web-page, on which tools for assisting flota management are provided.

In 2004, thanks to cooperation of two strong partners and brands a new co-branded card was introduced. ORLEN/DKV card is the first one in Europe, which unites a microchip technology of Polish FLOTA card with magnetic strip of DKV network.

As at the end of 2004 there were 3,919 participating enterprises and the number of active cards amounted to 90,000.

Prepaid cards are offered to institutional clients as a method for rewarding employees and clients. Till the end of 2004 about 40,000 cards of this type were issued.

- **Investment program of PKN ORLEN S.A.**

The increase of the Dominant Company effectiveness during the year 2004 was to a great extent influenced by investment processes in production and marketing.

The most important investment projects already finished or being still in progress are as follows:

- Desulphurization of Cracking Fuel – the main aim is to enable launch of petrol production according to the European Union requirements - Directive 98/70/EC. This Directive imposes obligation on fuel producers to sell starting from 2005 fuels with the content of sulphur up to 50 ppm with availability on the market of fuels with the content of sulphur of 10 ppm, and after 2009 the whole range of fuel with the content of sulphur of 10 ppm.
- Hydrorefining of diesel from Hydrodesulfurization of Gudron (HOG) - aim to optimize the utilization of diesel from HOG and as a result to improve the diesel production by 320 thousand tons annually.

- Modernization of Fragrances Extraction Installation – aim to optimize the production of fragrances such as benzene, toluene and xylene in Production Plant in Plock.
- Modernization and building of new petrol and diesel fuel tanks – aim to increase storage capacity and at the same time adoption of tanks complex to the legal requirements and extending product range.
- Intensification of the installation Olefin II from 360 to 700 thousand tons of ethylene and at the same time an increase of the production of prophylene from 135 to 380 thousand tons according to the contract signed with the company ABB Lummus. It will enable a significant increase in the supply of ethylene, prophylene and butadiene constituting the main raw material for the domestic chemical industry.
- Investments in own and patronage petrol stations network.

In 2005 the following projects are expected to be completed:

- Investments related to polyolefins within Joint Venture Company with Basell,
- Construction of Desulphurisation Installation of Craking Fuel,
- Intensification of Fragrances Extraction Installation,
- Further stages of investment in IT systems,
- Modernization of fuel warehouses,
- Investments in petrol stations network,
- Construction of new fuel tanks on the Production Plant premises in Plock.

- **Optimisation of own logistics products in PKN ORLEN S.A.**

At the end of the year 2004 there were 20 fuel warehouses in the organizational structures of PKN ORLEN S.A.
The targeted network of fuel warehouses used by PKN ORLEN S.A. assumes the amount of 13 own warehouses, taking into account such criteria as:

- usage of warehouses of the greatest flow capacity and the best locations;
- the level of incurred and future expenditures for modernization;
- usage of the most operationally and financially effective external warehouses;
- requirements of the European Union and in the area of environment protection.

The activities aiming at restructuring employment were carried out in own warehouses.
The processes of modernization and extension were finished in the warehouses in Ostrow Wielkopolski and Mosciska. At present, those warehouses meet all the requirements determined by the EU obligations. Modernization works were continued in 7 other warehouses in order to adapt them to EU requirements.
PKN ORLEN S.A. cooperates with Naftobazy Sp. z o.o. in the area of trade and store mandatory reserves. The cooperation is realized in the area of storage and reloading in 5 warehouses of Naftobazy, at the end of pipelines. In 2004 PKN ORLEN S.A. used 6 out of 22 warehouses belonging to Naftobazy. The validity of the perennial agreement with Naftobazy was extended by a year – till the end of 2005.
PKN ORLEN S.A. uses own pipelines and the network of the pipelines of PERN "Przyjazn" S.A. for transporting fuels. In line with the implemented strategy of the Dominant Company assuming building own pipeline system of

distributing fuels in the region of Dolny Slask and integrating Fuel Warehouse No 111 in Wroclaw with the system, preliminary works were launched to build the fuel pipeline on the distance of 94 kilometres Ostrow Wielkopolski - Olesnica - Wroclaw. As pipeline transport is the safest and cheapest way of transporting fuels, PKN ORLEN S.A. aims at intensification of usage of the potential of far-reaching pipelines. The share of the mention transport in the structure of the fuel distribution exceeded the level of 60% in 2004. At the same time the share of own transports in the total volume of refining and petrochemical products increased nearly 3 times from 4% in 2003 to 11% in 2004. Five new transport connections were activated.

- **Optimisation projects in the Dominant Company**

Implemented in cooperation with KBC company Profit Increase Program (PIP) brings measurable effects in reduction of cost crude processing per barrel. The programme consists in modification of technological procedures. Measurable effects in reducing costs are also brought by improvement in the operating of program PIMS, which is used to optimize production processes.

Cooperation with Shell Global Solutions company will result in decrease of maintenance costs and optimisation of installations' production time. The implemented in the initial phase of the program Risk Matrix enabled to harmonize in the whole Production Plant all aspects connected with overhauling in the context of necessity and urgency of maintenance works. There were computer supported analyses in the area of improving reliability carried out for all the production installations (apart from those destined for modernization in the nearest future). Within those analyses detailed programs concerning maintenance and diagnostic activities were worked out in order to secure proper balancing of costs incurred for maintenance and technical reliability of the production assets. Similar analyses were carried out on chosen installations with special attention paid to automatic security device. The level imposed securities and the frequency of testing particular elements of the system was verified. Another group of practical analysis carried out based on risk management methodology was used in case of pipelines and pressure device. The alternative periods of time and inspection methods were worked out. The system of explanation and protection against repeating events was prepared for error incidents.

The efficiency of solutions undertaken under the cooperation with Shell Global Solutions in the area of improving production installations and the extent of assimilation of new practices in our organization will be assessed in detail after closing the program which is scheduled for June this year.

- **Solomon stadium in the Dominant Company**

PKN ORLEN S.A. participated for the first time in Solomon Benchmarking in the area of refining (fuel) industry. The contract was signed on 16 December 2004. Solomon studium has been carried out for more than 20 years and about 95% of the world refineries participate in this program. The participation in the studium in the year 2004 will give information concerning refinery's performances in comparison to the competition in the particular region. The results of the Solomon studium enable to determine optimization trends in long term plans of the Company's activities. The results of analysis became widely acceptable and followed benchmarks of "tracking and assessing" of

refinery's activities. The range of examination involves the whole spectrum of the refinery's activities, including technological data (processes, gains and quality of products), operating costs (among other costs of energy, employment, maintenance) and other important aspects such as reliability, operational readiness and capital expenditures. The Solomon report with the results will be available in 2005.

- **Risk Management System in PKN ORLEN S.A.**

Financial results of the Dominant Company may be subject to fluctuations in relation to market factors, particularly to quotations of products, exchange rates and interest rates. PKN ORLEN S.A. manages the risk, to which it is exposed, limits variability of the future cash flows and limits potential economic losses arising as a consequence of the events that may have a negative impact on the result of the Dominant Company. The policy and the strategy of using derivatives is determined and supervised by the Management Board.

In case of the exposition USD/PLN there is a natural hedging, i.e. the exchange rate risk by purchasing crude oil is compensated by the revenues from the sales of products, which prices depend on the USD/PLN exchange rate. Moreover, swap transactions concluded in the year 2003 stabilizing cash flows in EUR generated by sales of petrochemical products were realized in the year 2004. Maturity date of the mentioned hedging transactions is 2006.

The Dominant Company initiated in the first quarter of 2004 the implementation of market risk management and decided to implement system supporting the management of hedge transactions. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the Dominant Company exposure to risk and to take decisions on concluding hedging transactions.

- **Consolidation of lubricant assets**

On 1 July 2004 the Dominant Company signed an agreement on disposal of property constituting a self-operating unit functioning in the structure of PKN ORLEN S.A. as the Lubricant Department. The purchaser of the mentioned property is ORLEN Oil Sp. z o.o., located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine oils and lubricants. On 18 August 2004 the share capital of ORLEN Oil at the value of PLN 43,558 thousand was increased by PLN 31,535 thousand, i.e. to the amount of PLN 75,093 thousand. Stakes in the increased capital were covered by PKN ORLEN S.A. in the form of cash contribution. After the increase of the share capital of ORLEN Oil, the stake of PKN ORLEN S.A. in the capital increased from 9% to 47.2%. The remaining stakes are possessed by Rafineria Trzebiania S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). The aim of capital increase is to gain financial resources for financing acquisition of property incorporated in Lubricant Department of PKN ORLEN S.A. The undertaken steps aim to realize a strategy of consolidation lubricant assets of PKN ORLEN S.A. around ORLEN Oil in order to create a uniform centre managing oil segment in PKN ORLEN S.A.

- **Implementation of efficiency plans in the Dominant Company**

At the end of 2002, the Dominant Company's Management Board decided to implement two significant efficiency systems during the period 2003-2005 – value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, take optimal decisions and improve managers' competency, which will help to increase Company's value and improve the shareholders' perception of the Company. The latter plan will ensure a decrease in a significant part of operating expenses in all areas of the PKN ORLEN S.A. activities. The detailed description of those programs is included in the part V of the statement.

- **Investment program in Anwil S.A.**

Investment projects carried out in last years improved to a significant extent competitiveness of Anwil S.A. In 2005 the company plans to invest the amount of 321 million. The sources will be destined mainly for continuation of following tasks:

- change of technology of producing chlorine from diaphragm to membrane
- construction of warehouse CANWIL
- Biological Sewage Treatment Plant
- necessary modernization of installation of CV and PCV.

The plan does not assume the potential acquisition movements on the Polish chemical market. In case of this Anwil S.A. will take advantage of investment loan and its own money sources.

- **Restructuring and pro-efficiency activities in Rafineria Nafty Jedlicze S.A.**

- continuation of restructuring program of the company and subsidiaries of Capital Group RN Jedlicze S.A. will enable to increase obtained effects in the area of optimization of own costs and external services
- necessity to carry further activities to intensify technological discipline and to implement new projects on costs of raw material and energy costs optimization
- necessity to continue activities aiming at improvement quality of finished goods
- intensification of market activities in the area of retail sale and wholesale of fuels
- implementation of investment project in the area of modernization and development production potential of dissolvents.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1 PRODUCTION

Crude oil processing in the Capital Group companies amounted to 12,654 thousand tons and was by 3.1% higher in comparison to the previous year. There was an increase of the processing of crude oil by 4.0% to the level 12,194 thousand tons in the Dominant Company.

In 2004, apart from increased processing of crude oil in comparison to the previous year, the yield ratio of white products increased on the average by 0.9 p.p. and amounted to 80,61% in comparison to the volume of processed crude oil. Due to an improved performance of the refining entities, especially the HOG installation the share of low-sulphur crude oil in the total volume of crude oil was maintained at the minimum level of 1%. Yield ratio in case of fuels in 2004 increased by 1.2 p.p. from the level of 67.26% in 2003 to 68.45%. About 3,347 thousand tons of engine oil were produced which is by 9% more than in the year 2003.Production of air fuel was also increased by 12% – to the level of 336 thousand tons and production of light heating oil Ekoterm to the level of 1,706 thousand in comparison to 2003.

Prospects of introduction in Poland restricted norms for motor fuels applicable since 1 January 2005 in the European Union caused the necessity to start production of new types of motor fuels (apart from basic ones) already in 2004. Production of unleaded petrol with the content of sulphur at the level of 50 ppm and content of extracts at the level of 35%, engine oils Ekodiesel Ultra with the content of sulphur below 10 ppm, special City Diesel Oil with the contest of sulphur at the level of 10 ppm – ONM Super, which replaced ONM Standard 25, was started.

In the half of the year 2004 the Group started to produce new type of fuel for air-plane's turbine engines (code name: MPS F-34). It was developed by Military Research & Development Centre as a consequence of process of adoption to NATO standards

Production of new kind of heating oil Ekoterm Plus with content of sulphur below 0.1% (m/m) was started. The product was lunched significantly in advance in relation to EU requirements which order implementation of this product just in 2008. The heating oil of this type is treated with special tax allowance in the EU tax system. This oil is a product with enhanced usage and ecological characteristics in the quality class specific for modern heating equipment with low emission as used in Europe.

Realized investment of Desulphurisation of Cracking Fuel (process PrimeGm + of the company Axens) will guarantee very high level of desulphurisation (contest of sulphur in cracking fuel below 20 ppm) and at the same time the minimum decline of the octane number. Launching of installation in 2006 will enable production of un-sulphur fuels (content of sulphur below 10 ppm) and decreasing costs of production of petrol with the contest of sulphur at the level of 50 ppm and will increase flexibility of catalytic cracking installation.

Realized modernization of the Installation of Fragrances Extraction will ensure the optimal production of fragrances in PKN ORLEN S.A.

In 2004 the decision to improve the quality of diesel oils for in case of installation of Hydrodesulphurisation

of Gudron (HOG) was made. The performer of the basic project and construction of the diesel oil stabilization centre was chosen.

On 1 July 2004 within the restructuring program of the Company Oil Base Division was merged with the company ORLEN Oil.

In the petrochemical segment the amount of petrochemical product output increased by 5% in comparison to 2003. Production of ethylene increased by 7% and prophylene by 8%. There was a significant increase of production of toluene (by 25%) in comparison to the previous year.

Presently PKN ORLEN S.A. realizes modernization of installation of Production Plant Olefins II. The planned date of activation of installation is 2Q 2005.

3.2 INFORMATION CONCERNING THE BASIC PRODUCTS AND SERVICES AS WELL AS SALES MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group companied are presented further in the Additional Information.

3.3 FINANCIAL RESOURCES MANAGEMENT

PKN ORLEN S.A. pays great attention to the efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group was introduced. At the end of December 2004 there were 13 companies of the Capital Group are included in the system, whereas the whole Capital Group achieves measurable financial gains from optimization of its financial costs and its current liquidity.

Taking into account the possibility of limiting bank charges of PKN ORLEN Capital Group and improvement of organization of bank services provided hitherto and in the sequence including companies from the Capital Group to the same bank service and centralisation of financial resources management, the Dominant Company performed reorganisation of its cooperation with banks. Five banks with the highest credibility and equity were chosen for complex service providers; the banks have great experience in managing cash on Polish and foreign markets. The integration and improvement of bank service conditions for particular companies from the Capital Group will be the next step of reorganization.

In 2004 the Dominant Company used terminable part of the syndicated long term loan obtained from the foreign market and to a small extent short term credits, both operational and loans in current accounts, provided by domestic banks, issued short term debt securities within the security issuance program. Revolving part of the syndicated loan remained available for use.

At the end of the year 2004 the level of loans and issued securities in the Capital Group PKN ORLEN amounted to PLN 1,998,488 thousand and was lower by PLN 1,006,072 thousand than the balance as at the end of 2003. During the year 2004 net financial indebtedness of the Dominant Company decreased significantly to achieve

a negative value at the end of the year 2004 (the Dominant Company managed the gathered surplus of cash and cash equivalents in a safe and efficient way, allocating it for the purchase of UNIPETROL). The level of financial indebtedness net in the Capital Group as at the end of 2004 in comparison to the relevant period of the previous year decreased by PLN 2,273,296 thousand to the amount of PLN 12,954 thousand. The decline of the financial indebtedness net and an increase of shareholders' equity led to fall in the financial indebtness of equity ration (loans and securities less short term investments to shareholders' equity) from the level of 25.0% as at 31 December 2003 to 0.1% as at the end of 2004.

Detailed information on maturity dates of borrowings, loans and debt securities issued by the Company are presented in notes 22D, 23C and 23D of the consolidated financial statements of the Capital Group PKN ORLEN for the year 2004.

In 2004 the entities from the Capital Group (excluding the Dominant Company) incurred following significant loans:

- **IKS Solino**

- investment loan; the amount due: PLN 127,700 thousand; maturity date: June 2017.

- **Rafineria Nafty Jedlicze S.A.**

- loan granted by Polska Kasa Opieki S.A. in Warsaw up to the amount of PLN 30,000 thousand to finance operations, amount of loan to be repaid: PLN 14,305 thousand; maturity date – May 2007,
- loan granted by BPH S.A. in the amount of PLN 20,000 thousand for financing current activities of the company, the amount due: PLN 19,880 thousand, maturity date – November 2007.

- **Rafineria Trzebinia S.A.**

- short term loan in BPH PBK S.A., amount due: PLN 25,779 thousand, maturity date – March 2005,
- short term loan in PEKAO S.A. Warsaw, amount due: PLN 11,181 thousand, maturity date – December 2005,
- investment loan in CITIBANK, amount due: PLN 18,805 thousand, maturity date – June 2005,
- investment loan in PEKAO S.A. Warsaw, amount due: PLN 20,428 thousand, maturity date – October 2007,
- investment loan in Bank Ochrony Srodowiska S.A. in Warsaw, amount due: PLN 1,950 thousand, maturity date – April 2006.

- **ORLEN Oil Sp. z o.o.**

- current account loan in Bank Handlowy in Warsaw, the amount due: PLN 10,138 thousand, maturity date – November 2005,
- loan from BPH S.A. in Krakow, the amount due: PLN 722 thousand, maturity date – March 2005.

- **Basell ORLEN Polyolefins Sp. z o.o.**

– As at 19 December 2003 the company Basell ORLEN Polyolefins was granted a long term and short term loan in the amount of respectively EUR 320 million and 20 million. The loan is investment loan and is destined for financing new built installations of polyethylene and polyprophylene. The repayment of a loan will start in July 2006 and the final date of the repayment will be the half year of 2015. Financial assumptions of creditors anticipate an earlier repayment date (half year of 2012). At the end of December 2004 the amount of utilized long term loan amounted to EUR 168,200 thousand. During the whole year 2004 the short term loan was not activated.

- **ORLEN PetroTank Sp. z o.o.**

– investment loan granted by Bank BPH S.A.; amount of loan to be repaid: PLN 1,986 thousand; maturity date: December 2006,
– investment loan granted by Bank BPH S.A.; amount due: PLN 10,992 thousand; maturity date: December 2006,
– short term loan granted by Bank BPH S.A.; amount of a loan: PLN 15,000 thousand; amount due: PLN 8,294 thousand; maturity date: December 2004,
– short term loan in Bank Handlowy in Warsaw in the amount of PLN 20,000 thousand; the amount to be repaid PLN 17,840 thousand; maturity date: June 2005.

- **ORLEN PetroProfit sp. z o.o.**

– short term loan, Bank Handlowy O/Lublin, in the amount of PLN 5,000 thousand, utilization of a loan as at 31 December 2004 amounted to PLN 3,427 thousand, repayment date – without deadline, renewable each 7 days,
– short term loan, PKO BP S.A. O/Lublin, in the amount of PLN 5,000 thousand, utilization of a loan as at 31 December 2004 amounted to PLN 1,701 thousand, maturity date – December 2005,
– long term loan, Kredty Bank O/Lublin, in the amount PLN 4,200 thousand, utilization as at 31 December 2004 amounted to PLN 3,967 thousand, maturity date – June 2006,
– long term loan, Bank Handlowy, in the amount of PLN 3,500 thousand, utilization of a loan as at 31 December 2004 amounted to PLN 3,500 thousand, maturity date – January 2006.

- **ORLEN PetroZachod Sp. z o.o.**

– short term loan granted by PKO BP S.A. Poznan, in the amount of PLN 2,200 thousand, amount due: PLN 1,451 thousand; maturity date – December 2005,
– short term loan granted by Bank Handlowy in Warszawie, in the amount of PLN 5,000 thousand, amount due: PLN 4,994 thousand; maturity date – December 2005,
– short term loan, Bank BWE, in the amount of PLN 4,000 thousand, amount to be repaid PLN 3,963 thousand,

maturity date – September 2005,

- short term loan, Bank BWE, in the amount of PLN 2,000 thousand, amount to be repaid PLN 1,676 thousand, maturity date – September 2005,
- long term loan granted by Bank Handlowy in Warsaw, in the amount of PLN 6,500 thousand, loan to be repaid PLN 1,627 thousand; maturity date - March 2006.

- **Ship Service S.A.**

- loan in the amount of PLN 2,000 thousand, Nordea Bank Polska S.A., an amount of loan to be repaid PLN 1,364 thousand; maturity date – September 2007.
- loan in the amount of PLN 8,700 thousand, BNP PARIBAS, an amount of loan to be repaid: PLN 8,411 thousand; maturity date – June 2005,
- loan in the amount of PLN 3,000 thousand, BRE Bank S.A., an amount to be repaid PLN 1,323 thousand, maturity date – September 2009,
- loan in the amount of USD 4,000 thousand, Bank PEKAO S.A., an amount to be repaid PLN 10,801 thousand, maturity date – August 2006.

- **Petrolot Sp. z o.o.**

- loan in current bank account in BRE Bank S.A., in the amount of PLN 10,000 thousand; used amount as at 31 December 2004: PLN 7,668 thousand, maturity date – September 2005,
- loan in current bank account in Bank Handlowy in Warsaw, in the amount of PLN 5,000 thousand, used amount as at 31 December 2004: PLN 4,818 thousand, maturity date – July 2005,
- loan for investment financing granted by Bank Slaski S.A. in the amount of PLN 11,200 thousand, an amount of loan to be repaid PLN 7,226 thousand; maturity date – December 2009.

- **Petrotel Sp. z o.o.**

- the amount of PLN 777 thousand within the loan agreement with PKO BP (PLN 2,600 thousand) for financing of investment activity, the remaining part of the loan was used in 2003 (PLN 1,823 thousand), maturity date – June 2008,
- investment loan in PKO BP in the amount of PLN 2,800 thousand, repayment date – June 2010.

- **ORLEN Gaz Sp. z o.o.**

- loan in current bank account in Bank Pekao S.A. in the amount of PLN 4,400 thousand; an amount of loan used as at 31 December 2004: PLN 4,295 thousand; maturity date – September 2005,
- loan in current bank account in Bank Handlowy in Warsaw in the amount of PLN 5,500 thousand; an amount of loan used as at 31 December 2004: PLN 3,982 thousand; maturity date – January 2005,

- **ORLEN Deutschland AG**
- loan in the amount of EUR 17,230 thousand granted by HSH,
- other loans amounting to EUR 10,427 thousand.

- **ORLEN Koltrans Sp. z o.o.**
- investment loan in Bank PKO BP S.A. in the amount of PLN 1,176 thousand, an amount usedas at 31 December 2004: PLN 1,176 thousand, repayment date – April 2007.

- **ORLEN Transporst Nowa Sol Sp. z o.o.**
- loan in the amount of PLN 2,000 thousand, Bank Przemyslowo-Handlowy, the amount to be repaid PLN 1,455 thousand, repayment date – April 2006.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

By the resolution of an Extraordinary General Meeting of PKN ORLEN S.A. dated on 8 April 2004 changes to the "Regulation of Privatisation Fund Usage" were introduced; according to which a number of companies entitled to use the fund increased by adding companies established as the result of restructuring process in PKN ORLEN S.A., which will take part in the project related to Technology - Industrial Park in Plock. It became also possible to use resources form the Privatisation Fund in the form of loans granted for purchase of shares for management buyouts. Possibility of obtaining resources in this way will make the process of disinvestment easier, increasing sense of security among the companies' employees.

After obtaining the necessary opinions, including trade unions' opinions, on 9 August 2004 Regulation no. 33/GD/2004 entered into force. This regulation concerns borrowings granted from Privatisation Fund of Polski Koncern Naftowy ORLEN S.A. and describes procedures of granting the borrowings in details.

In relation to the lack of borrowings repayments in 2004 the following transfers of equity shares to PKN ORLEN S.A. took place: ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – 6 shares, ORLEN Transport Nowa Sol Sp. z o.o. – 15 shares, ORLEN Transport Plock Sp. z o.o. – 1 share, ORLEN Transport Krakow Sp. z o.o. – 125 shares, ORLEN Transport Slupsk Sp. z o.o. - 15 shares, ORLEN Transport Olsztyn Sp. z o.o. - 111 shares. Transfer of the above listed shares took place for the total amount of PLN 37,423.06. The closing balance of indebdteness as at the end of December 2004 included interests amounting to PLN 973,797.02.

Closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of PKN ORLEN S.A. as at 31 December 2004 amounted to PLN 14,433 thousand, whereas closing balance of borrowings granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A. on having a common social activity, amounted to PLN 5,742 thousand.

As at 31 December 2004 off-balance sheet liabilities of the Dominant Company resulting from sureties and guarantees and other forms of hedge of liabilities of other entities (presented in standalone financial statements) amounted to PLN 1,218,562 thousand:

subsidiaries on benefit of which guarantees and sureties were granted	in PLN (in thousand)	in currency of guarantee (in thousand)	maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	43,867 PLN	2008-07-02
Rafineria Nafty Jedlicze S.A.	20,000	20,000 PLN	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	122	30 EUR	2006-03-31
ORLEN Deutschland AG	119,616	40,000 USD	2005-01-31
ORLEN Deutschland AG	428,295	105,000 EUR	2005-01-31
Total	**611,900**	-	-

Join ventures on benefit of which guarantee and sureties, pledge on shares were granted	in PLN (in thousand)	in currency of guarantee (in thousand)	maturity date
Basell Orlen Polyolefins Sp. z o.o.	152,963	37,500 EUR	2005-01-11
Total	**152,963**		-

The key item of off-balance sheet pledges are the sureties granted to the banks in the form of guarantee letters and corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity.

Moreover the Dominant Company established a pledge on possessed stakes in Basell ORLEN Polyolefins Sp. z o.o. with recorded value of PLN 453,699 thousand in order to secure financial liabilities of that entity.

The other companies of the Capital Group of PKN ORLEN during 2004 granted the following borrowings, sureties and guarantees:

- **Anwil S.A.**

- Bank Handlowy in Warsaw granted in response to the application of Anwil S.A. guarantees for the amount of EUR 17,505 thousand in favour of Uhde GmbH
- Loan to the subsidiary "Agro-Azoty II Wloclawek" Sp. z o.o. in Laka in the amount of PLN 150 thousand, repayment date prolongated to October 2005
- The total amount of sureties as at 31 December 2004 amounted to PLN 180 thousand.

- **Rafineria Trzebinia S.A.**

- BH Warsaw – surety of the loan for Energomedia Sp. z o.o, amounting to PLN 1,100 thousand; expiration date: June 2005,
- BH Warszawa – surety of the loan for Naftowax, amounting to PLN 7,800 thousand; expiration date: May 2005,
- BPH Chrzanow – surety of the loan for Naftowax, amounting to PLN 7,500 thousand; expiration date: May 2005,
- BPH Chrzanow – surety of the loan for Ekonaft Sp. z o.o. amounting to PLN 400 thousand, expiring date: June 2005,
- BH Warszawa – surety of the loan for ORLEN Asfalt Sp. z o.o., amounting to PLN 7,200 thousand, expiring date: July 2005.

- **Ship-Service S.A.**

- beneficiary: Custom Office in Gdynia, amount of the guarantee: PLN 1,000 thousand, expiring date: 31 January 2005,
- beneficiary: Custom Office in Warsaw, amount of the guarantee: PLN 300 thousand, expiring date: 18 May 2005,
- beneficiary: Custom Office in Warsaw, amount of the guarantee: PLN 4,500 thousand, expiring date: 24 May 2005,
- borrowing to Ship Service Agro in the amount of PLN 1,211 thousand, expiring date: June 2005,
- borrowing to Bor-Farm in the amount of PLN 330 thousand, expiring date: October 2005,
- borrowing to Bor-Farm in the amount of PLN 552 thousand, expiring date: September 2006,
- borrowing to Bor-Farm in the amount of PLN 100 thousand, expiring date: September 2005.

- **ORLEN Oil Sp. z o.o.**

- Bank Przemyslowo-Handlowy granted ORLEN Oil bank guarantee hedging payment of the excise duty to the Custom Office – the amount of guarantee PLN 40,000 thousand. Expiring date: 30 September 2005,
- Bank Przemyslowo-Handlowy granted ORLEN Oil bank guarantee hedging payment of the excise duty to the Custom Office – the amount of guarantee PLN 12,000 thousand. Expiring date: 30 June 2005,
- Bank Handlowy granted ORLEN Oil bank guarantee hedging payment of the excise duty to the Custom Office – the amount of guarantee PLN 2,859 thousand. Expiring date: 30 April 2005,
- in order to hedge repayment of liabilities by RCSs the company issued bills in blanco with declarations, putting them to the disposal of Bank Przemyslowo-Handlowy. Hedge was made up to the factoring limit amounting PLN 14,000 thousand according to the agreement with BPH PBK,
- the company signed an agreement with Bank Handlowy S.A. on financing trade receivables constituting an

element of the Paylink program. The company granted the Bank with the guarantee for the customer liabilities in compliance with civil code resulting from the agreements on usage Paylink cards by the RCSs' clients up to the amount of PLN 2,655 thousand. Sureties hedge liabilities from the agreements as above and will expire not earlier than after repayment of all receivables of the bank, for which the Company guaranteed for debtors,

- the company in relation to liabilities resulting from guarantees described in the previous point, issued bills in blanco respectively for the amounts of PLN 40,000 thousand and PLN 12,000 thousand in order to hedge a bank guarantee for the amount of PLN 2,859 thousand. The company made a declaration to be subject to execution in favour of Bank Handlowy for 31 October 2005.

- **ORLEN Deutschland AG**

ORLEN Deutschland AG possess issued guarantees for the hedge of deliveries of fuels and in order to hedge loan and guarantee lines in banks for the amount of EUR 150 million, including EUR 135 million as the level of guarantees of PKN ORLEN S.A. to ORLEN Deutschland granted in compliance with relevant resolutions of the Management Board and the Supervisory Board of PKN ORLEN S.A.

- **Zaklad Budowy Aparatury S.A.**

- guarantee of proper accomplishing granted to ALSTOM POWER. Value of guarantee EUR 532.5 thousand; expiration date – July 2007, pledge: bail,
- guarantee of proper defects removal granted for ALSTOM POWER. Value of guarantee EUR 19.2 thousand; expiration date – May 2007, pledge: bill of exchange,
- guarantee of warranty granted for LURGI BIPRONAFT. Value of guarantee EUR 81.6 thousand; expiration date – January 2006, pledge: bail.

3.3.1 Bond issuance

Bonds issuance is a flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issuance is made in form of public auction, in which Bank Handlowy in Warszawie, Bank Pekao S.A. and BRE Bank S.A. participate. A bank which offers the most favorable profitability of issued securities conducts the issuance.

During 2004 the Dominant Company had been issuing three month bills. On maturity date bills were repurchased or, if cash was needed, they were rolled (new issue) prolonging the period of financing.

Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million.

As at 31 December 2004 there were no liabilities of the Dominant Company from bond issuance. Other companies from the Capital Group PKN ORLEN had not issued bonds during the year 2004.

3.3.2 Cash management

Financial situation of the Capital Group remains stable and safe. PKN ORLEN S.A. has high creditability, which enables to receive quick and relatively inexpensive external financing. The further syndicate long-term loan agreement signed yet in 2003 in the amount of EUR 500 million made the structure of liabilities stable and on the other hand reduced demand for loans from domestic banks. Thanks to that the bank limits are improved and may be used by the companies of the Capital Group and by the Company again. Simultaneously, the continuation of the bonds issuance program enables the Company to gather financing which is less expensive than that from banking sources.

Due to available cash and cash equivalents owned in 2004, there were short-term investments made over the year 2004. Available cash and cash equivalents were mainly invested in treasury bonds and treasury bills. Taking into account the guarantee of money resources for the purchase of UNIPETROL all of the investment transactions were short-term and were concluded in the form of Buy-Sell-Backs. As at 31 December 2004 PKN ORLEN S.A. possessed securities worth PLN 1,010,985.6 thousand.

3.4 PROFIT AND LOSS STATEMENT

3.4.1 Revenues

In the year 2004 sales of finished products, goods for resale and materials of the Capital Group PKN ORLEN amounted to PLN 40,840,639 thousand, which is 21.1% more than in the year 2003. The rise in sales revenues was accomplished due to favourable macroeconomic factors. In 2004 the level of fuel prices quotations on the world stock exchanges (an increase of quotation of petrol by 35.0%, diesel by 40.0%, Ekoterm by 37.5% and air fuel Jet A-1 by 41.4%) remained on a high level compared to the year 2003. The share of the Dominant Company sales revenues in the total Capital Group sales revenues decreased by 2 percentage points and accounts for 71.0%.

3.4.2 EBIT

Profit on sales of the Capital Group PKN ORLEN for the year 2004 amounted to PLN 3,155,281 thousand and it was higher by 142.7% in comparison to the profit on sales in the year 2003. The high profit growth was influenced by the financial result of the Dominant Company, which generated profit on sales higher by 163.6% as compared to the year 2003. Such level of an increase of profit on sales was achieved by taking advantage of favourable circumstances on the market. The positive financial result was achieved thanks to intensification of trade activities and favourable trends in the macroeconomic factors (crack margin from quotations). In 2004 the Dominant Company recorded a increase of the total sales volume by 4.5% (decrease by 2.6% in 2003). A significant increase of the profit on sales was also noted by Anwil S.A. whose profit in 2004 increased by PLN 151,314.5 thousand to the level of 242,907.3 thousand.

In 2004 the Capital Group incurred a loss on other operational activity amounting to PLN 355,631 thousand in comparison to the previous year's profit of PLN 3,617 thousand. Such considerable disproportions result from presenting in the financial result for the first quarter of the year 2003 the effects of contribution of self-operating unit to the Company to Basell Orlen Polyolefins Sp. z o.o. (PLN 112 million).

Profit on operating activities (EBIT) in 2004 amounted to PLN 2,799,650 thousand and is higher by PLN 1,495,801 thousand than the profit achieved in the previous year.

3.4.3 Financial activity

During 2004 gain on financial activities amounted to PLN 332,935 thousand, as compared to the loss of PLN 82,346 thousand recorded in 2003. The gain on financial activity was caused by higher than in 2003 increase of financial revenues in comparison with increase of financial costs. Financial revenues in 2004 amounted to PLN 632,585 thousand and increased in comparison to 2003 by PLN 353,348 thousand and this was caused by positive tendency of foreign exchange rates (increase of positive foreign exchange differences in 2004 by PLN 320,709 thousand). At the same time the Capital Group noticed decrease of financial costs by PLN 61,933 thousand in comparison to 2003 resulting among other from a decrease of interest costs (a decrease of the demand for the external financing).

3.4.4 Gross profit, income tax and bet result

Capital Group PKN ORLEN generated in 2004 gross profit on all segments if activities in the amount of PLN 3,159,065 thousand (increase by 151.9% compared to 2003). Increase in gross profit was accompanied by increase in income tax charge by 140.6%.

In 2004 the Company generated net profit in amount of PLN 2,588,981 thousand and was higher by 152.4% comparing to result in the previous year.

3.5 BALANCE SHEET

3.5.1 Total assets

As at 31 December 2004 total assets of the Capital Group PKN ORLEN amounted to PLN 19,072,858 thousand and increased by PLN 2,022,560 thousand (by 11.9%) in comparison to 31 December 2003. As far as assets are concerned, the main part, which amounts to 56.4% of total assets, was constituted by fixed assets (62.5% as at 31 December 2003). In equity and liabilities, the major part is shareholders equity constituting 60.2% of total liabilities as at 31 December 2004 (53.9% as at 31 December 2003). Comparing certain balance sheet captions as at 31 December 2004 and 31 December 2003 the following can be noted:

- Slight increase in non-current assets by 0.8% to the level of PLN 10,711,328 thousand mainly as the result of increase in tangible fixed assets by PLN 73,167 thousand and in subordinated companies accounted for using the equity method by PLN 49,607 thousand.
- increase in current assets by PLN 1,933,648 thousand, i.e. by 30.4% to the level of PLN 8,294,623 thousand. Growth of current assets is the result of increase in short term investments by PLN 1,267,224 thousand, which was caused by appearing of debt securities (mainly bonds and government bills) in the amount of PLN 1,016,899 thousand. Short term receivables during the 12 month period ended 31 December 2004 increased by PLN 601,167 thousand, whereas cash and cash equivalents by PLN 145,403 thousand.
- increase in the shareholders' equity by PLN 2,293,664 thousand up to the level of PLN 11,449,650 thousand mainly as a result of an increase of the net financial result achieved by the Capital Group during the year 2003 and 2004. The level of the capital reserves increased by PLN 817,387 thousand mainly due to the distribution of the profit.
- decrease in the liabilities and provisions for liabilities by PLN 194,290 thousand to the level of PLN 6,905,785 thousand results mainly from a decrease in trade liabilities by PLN 174,821 thousand and in loans, borrowings and debt securities issued by PLN 952,624 thousand. At the same time the long-term liabilities decreased by PLN 48,140 thousand, mainly due to decline of the liabilities from loans and borrowings by PLN 53,477 thousand.

3.5.2 Net financial indebtedness

At the end of the year 2004 the level of long-term and short-term loans, borrowings and debt securities issued by the Capital Group amounted to PLN 1,998,488 thousand and was lower by PLN 1,006,072 thousand in comparison to the level at the end of the year 2003. The net financial indebtedness of the Dominant Company (calculated as loans, borrowings and debt securities less cash and cash equivalents) decreased by PLN 1,043,594 thousand. The net financial indebtedness of the of the Capital Group at the end of the year 2004 decreased by PLN 2,273,296 thousand to PLN 12,954 thousand. A significant decrease in net financial indebtedness and the increase in equity led to improvement of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 25.0% as at 31 December 2003 to 0.1% as at 31 December 2004. Such a low level of the indebtedness net at the end of the year 2004 result from a big amount of securities which value increased from PLN 14,277 thousand at the end of 2003 to PLN 1,121,418 thousand at the end of 2004. An increase is the effect of the available cash resources possessed by the Dominant Company and making short term financial investments mainly in treasury bonds and bills.

3.6 CASH FLOW STATEMENT

At the end of the year 2004 the net working capital (current assets less short-term liabilities) amounted to

PLN 4,384,263 thousand and increased by PLN 2,318,694 thousand compared to the level at the end of the year 2003. This resulted from the rise in current assets (by 30.4%) and decline of short-term liabilities (by 9.0%).

3.6.1 Operating activities

In 2004 net cash flows from operating activities amounted to PLN 3,484,699 thousand and were higher by 115.9% than cash flows from operating activities in 2003.

The most important factors influencing cash flows in 2004 in comparison to the year 2004 were:

- increase in net profit influencing cash flows by PLN 2,588,981 thousand,
- increase in the level of short-term liabilities (apart from loans and borrowings) by PLN 662,057 thousand in 2004 whereas there was a decrease in 2003 by PLN 165,244 thousand,
- increase in the level of receivable and inventories decreasing cash flows by PLN 898,034 thousand in 2004 whereas in 2003 by PLN 440,145 PLN.

3.6.2 Investing activity

The net cash flow from the investing activity in 2004 amounted to PLN (-) 2,238,875 thousand, whereas in the previous year achieved the level of PLN (-) 1,245,628 thousand. Such level of the net cash flow from the investing activity was a result of higher expenditure for financial assets (treasury bonds and treasury bills).

3.6.3 Financing activity

In 2004 the net cash flow from the financing activity amounted to PLN (-) 1,102,731 thousand whereas in 2003 amounted to PLN 15,404 thousand. A positive result on this activity in 2003 was the consequence of a significant increase of the level of obtained loans and issuance of debt securities.

Due to the described cash flows the cash level increased as at 31 December 2004 in comparison to 31 December 2003 by PLN 143,115 thousand to PLN 704,853 thousand.

3.7 EMPLOYMENT

The average employment in 2004 in the PKN ORLEN Capital Group's (Dominant Company and consolidated subsidiaries) amounted to 14,452 persons compared to 16,386 in 2003. At the end of 2004 the employment totaled 14,296, which constitute a decrease by 837 employees compared with the level at the end of the year 2003.

3.8 SEGMENTS

3.8.1 Refining and Marketing segment

Refining and Marketing Segment (in PLN thousand)	2004	2003	Change %
External sales	36 095 531	29 971 350	20.4%
Inter-segment sales	4 347 525	3 792 787	14.6%
Total revenue	40 443 056	33 764 137	19.8%
Segment result	2 376 514	1 316 486	80.5%
EBITDA*	3 146 299	2 039 913	54.2%
Expenditure on fixed and intangible assets	711 190	692 505	2.7%
Share of segment in the Group's result	**74.1%**	**77.0%**	**-3.7%**
Share of segment in the Group's EBITDA	73.3%	73.3%	0.0%
Sales profitability	5.9%	3.9%	50.7%
Segment results/segment assets	21.7%	11.8%	84.5%
Segment results/segment equity **	31.4%	15.7%	99.7%
Debts/assets ratio	30.7%	25.0%	22.8%
Assets turnover ratio	3.698	3.021	22.4%
CAPEX/EBITDA	22.6%	33.9%	-33.4%

*) segment result including depreciation

**) segment's assets less segment's liabilities

In the year 2004 the refining and marketing segment generated sales revenue of PLN 40,443,056 thousand, which represents a 19.8% increase in comparison to the year 2003. External sales increased by 20.4% and internal sales increased by 14.6%. The high quotations of fuel on the world stock exchange (increase in quotations of petrol prices by 35.0%, diesel by 40.0% Ekoterm by 37.5% and air fuel Jet A-1 by 41.4%) had a significant impact on the segment sales revenues.

During the year 2004 the segment result was PLN 2,376,514 thousand and was higher by 80.5% than the result achieved in the same period of 2003. The segment's share in the Group's result decreased at the same time to 74.1%. Increase in the result was achieved due to favourable macroeconomic factors: increase in quotation prices and margins, more than two time increase in spread between Ural crude oil and Brent crude oil as well as due to increase in domestic usage of liquid fuel (petrol, diesel oil and Ekoterm) by approximately 7%.

In the Dominant Company the process of rebranding the fuel stations had been continued, the promotional and marketing activities aimed at gaining new clients were conducted. Thanks to among other the above described activities carried in 2004, the rise in sales revenues from non-fuel products by 6.1% was achieved.

The segment result was influenced among others by rise in land premium by PLN 17.6 million (i.e. 4.4%) due to higher sales volume of light products in the Dominant Companies (by 4.9%).

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	2004	2003	Change %
External sales	3 976 287	3 165 168	25.6%
Inter-segment sales	1 480 130	1 399 295	5.8%
Settlement of hedge transactions	61 351		
Total revenues	5 517 768	4 564 463	20.9%
Segment result	812 935	377 731	115.2%
EBITDA*	984 658	566 401	73.8%
Expenditure on fixed and intangible assets	**722 074**	**527 852**	**36.8%**
Share of segment in the Group's result	25.3%	22.1%	14.8%
Share of segment in the Group's EBITDA	22.9%	20.3%	12.7%
Sales profitability	14.7%	8.3%	78.0%
Segment results/segment assets	24.7%	15.0%	65.1%
Segment results/segment equity **	26.9%	17.5%	53.4%
Debts/assets ratio	8.0%	14.5%	-45.0%
Assets turnover ratio	1.679	1.810	-7.2%
CAPEX/EBITDA	73.3%	93.2%	-21.3%

*) segment result including depreciation

**) segment's assets less segment's liabilities

In the year 2004 the chemical segment achieved sales of PLN 5,517,768 thousand, which is an increase by 20.9% in comparison to 2003. External sales increased by 25.6% and internal sales by 5.8%.

In the year 2004 segment result was PLN 812,935 thousand and was higher by 115.2% compared to 2003 result.

Improved result is the effect of increased demand for petrochemical products, mainly for products sold by PKN ORLLEN S.A. and ANWIL S.A. (rise in margin on ethylene by 39.6% to the level of 516.10 USD/ton and propylene by 35.0% to the level of 427.10 USD/ton). The improvement of demand for petrochemical products resulted in higher operating profit of Anwil S.A., which amounted to PLN 237 million in 2004 (PLN 86 million in 2003).

3.8.3 Other operations

Other operations (in PLN thousand)	2004	2003	Change %
External sales	707 470	584 416	21.1%
Inter-segment sales	783 348	1 102 746	-29.0%
Total sales	1 490 818	1 687 162	-11.6%
Segment result	18 338	15 545	18.0%
EBITDA*	162 861	177 445	-8.2%
Expenditure on fixed and intangible assets	70 150	127 867	-45.1%
Segment share in the Group's result	**0.6%**	**0.9%**	**-37.1%**
Segment share in the Group's EBITDA	3.8%	6.4%	-40.5%
Sales profitability	1.2%	0.9%	33.5%
Segment result/segment assets	1.1%	0.8%	32.2%
Segment result/segment equity **	1.4%	1.0%	47.7%
Debts/assets ratio	26.4%	17.8%	48.5%
Assets turnover ratio	0.865	0.874	-1.0%
CAPEX/EBITDA	43.1%	72.1%	-40.2%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In the year 2004 the segment of other operations achieved sales of PLN 1,490,818 thousand, which was a fall by 11.6% comparing to the year 2003. External sales increased by 21.1%, while internal sales dropped by 29.0%.

Despite the fall in the segment sales revenues in 2004, the financial result was higher by 18.0% compared to 2003 and amounted to PLN 18,338 thousand. The segment's share in the Group's result decreased to 0.6%.

In "other operations" segment there are companies manufacturing energy media and providing services for the Dominant Company as well as other entities, which were established mostly in the effect of restructuring process. These entities provide transport, maintenance – overhaul and constructing services. Compared to 2003 three new companies were included in the segment: ORLEN EKO sp. z o.o., Centrum Komercjalizacji Technologii sp. z o.o. and Plocki Park Przemyslowo Technologiczny S.A.

3.9 DESCRIPTION OF MATERIAL OFF-BALANCE SHEET ITEMS OF THE CAPITAL GROUP

As at 31 December 2004 total value of guarantees and sureties granted to related entities amounted to PLN 621,040 thousand (increase by PLN 514,293 thousand), and to other entities PLN 127,756 thousand (increase by PLN 79,118 thousand). Other off-balance sheet liabilities amounted to PLN 76,687 thousand and were higher than as at the end of the year 2003 by PLN 64,916 thousand.

3.10 IMPORTANT EVENTS AFFECTING CAPITAL GROUP'S OPERATIONS AND ITS FINANCIAL RESULTS FOR THE YEAR 2004 AND FOLLOWING YEARS

The following factors should be considered while assessing future financial position of the Capital Group:

- fluctuations of crude oil prices which affect the costs incurred by the Dominant Company and causing fluctuations of margins realised on products,
- fluctuations of prices of finished products on worldwide markets, which influence, through parity of import, both level of fuel prices and margins,
- trends in consumers' demand in Poland resulting from among others, pace of economic growth and unemployment rate,
- fluctuations of exchange rates what could cause changes in costs of debt servicing, purchase cost of crude oil and other raw materials in foreign currencies and changes in value of prices, margins and land premium,
- realization of the published strategy of PKN ORLEN S.A. and the retail development plan,
- economic effects reached as a result of continued and newly commenced optimising programs and benefits from implemented savings and effectiveness programs (Comprehensive Operational Cost Cutting Programme, Margin Optimization System, Risk Management System, Value Based Management System and Capex Optimization System),
- effectiveness of fuel retail business in Germany,
- expenditures incurred for UNIPETROL purchase and for carring out the restructuring process,
- synergies resulting from taking over UNIPETROL assets for management,
- restructuring of the logistic assets,
- operations of a joint-venture company with Basell Europe Holdings BV which produces petrochemicals based on existing installations, starting from 2005 production of petrochemicals will be based on new installations,
- activating the installation Olefiny after revamping,
- change of fiscal policy related to Corporate Income Tax and excise tax,
- situation in agriculture and construction industry negatively affecting operations of the Capital Group companies active on those markets, for example fertilizers or PVC production.

IV. MAJOR ACHIEVEMENTS IN THE AREA OF RESEARCH AND TECHNICAL DEVELOPMENT THE CAPITAL GROUP

High quality of products and client service while fully respecting environment protection requirements has been the target of PKN ORLEN S.A. in its production, distribution and trade activities.

That aim is one of the components of an integrated system of environment protection being implemented since 2003. In 2004 intensive works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's being, were conducted. In October 2004 all documentation was handed in to Wojewodship Office and the final decision is expected at the turn of the second and third quarters of 2005.

For the purpose of keeping the systems of environment and quality management at the proper level and taking the into consideration industrial safety regulations, audits were conducted in 2004 concerning those subjects:

- In January 2004 the recertfication audit of the Quality Management System run by Bureau Veritas Quality International (BVQI) was finished. The audit included organizational divisions of: the Company Head Offices in Plock and Warsaw, Production Department in Plock and five Regional Organizational Offices. The audit confirmed the adaptation of the operating Quality Management System to new PN–EN ISO 9001:2001 standard requirements. On 28 January 2004 PKN ORLEN S.A. was granted with the system certificate concerning the manufacturing, wholesale and retail. In October 2004, the proper operating of the system and the fact of maintaining the rights to the certificate was confirmed by the supervision audit.
- In February 2004 BVQI conducted the supervision audit of the operating Environment Management System. It was also connected with the certification of the System implemented for Fuel Warehouses. The positive outcome of the audit was the base to prolong the validity of the certificate for the System conformity to ISO 14001 international standard granted in 2000 and extending its scope for Fuel Warehouses. This means that the Environment Management System is being supervised and improved properly. The certificate was prolonged for the next three years with validation date till April 2006 and has two certifications: British UKAS and Dutch RvA. Each year supervision audits for maintaining the validity of the certificate will be carried out.
- In February 2004 in the area of Reformers the certificate audit of Industrial Safety System was carried out by auditors from Central Institute of Labour and State Labour Inspectorate. In June 2004 under the decision of Committee, PKN ORLEN S.A. was granted with the certificate of Industrial Safety Management System conformity to PN-N 18001:2004 standard requirements. The system has been progressively implemented in other divisions of Main Plant.
- The Quality Management System consistent with PN-EN ISO/IEC17025:2001 standard was implemented in the Company's laboratory of Environmental Tests. In September 2004 the certificate audit was carried out by the auditors from Polish Center of Certifications. The audit resulted with the application for granting the

certification for the laboratory.

- In October 2004 in the Main Plant in Plock the supervision audit of Quality Management System was conducted. The System operates under AQAP standard, which is obligatory for suppliers of NATO army forces. The audit carried out by Department of Quality and Management Systems covered the range of operations of Agent for Managements Systems as well as sales, logistics, crude oil supplies and production services which are engaged in supplies for the army. The outcome of the audit, based on new AQAP 2120:2003 standard requirements, confirmed compliance with its requirements and was the basis for granting the Company with the Certificate of conformity with AQAP 2120 requirements.

In 2004 due to requirements resulting from the EU membership it was necessary to apply new environment management projects and systems, among others the principles for trading of carbon dioxide emission rights. The rules of system and commitment of 141 countries, including Poland, for decreasing carbon dioxide emission by 5.2% till the year 2012, came into force on 16 February 2005. The system's principle is that the company that invests in technology and reduces the carbon dioxide emission below the limit granted will be able to resell the surplus to another company and to generate profit on such transaction.

As PKN ORLEN S.A. does not posses its own laboratories and does not employ scientists on regular research posts and orders research and development work to research and development centres and organisations, universities and all types of companies and associations providing such services.

In 2004 there was much work done, crucial for the Group, connected with elaboration of new products technologies, improvement of the manufactured products quality, the improvement of the manufacturing technology and more efficient utilization of components used to production. The necessity to undertake such works resulted from care of PKN ORLEN S.A. for customers concerning both assortment and quality of goods.

The most important tasks accomplished within the production area are the following:

1. Contract with Shell Global Solutions International for the „Program of Profit Improvement through reasonable reduction of the maintenance costs and optimisation of production installation working time".
2. "Development of technology for diesel production with the content of sulphur below 10mg/kilo". Contractor: Institute of Oil Technology in Krakow. In accordance with a binding decree Minister of Economy, Employment and Social Policy as of 23 December 2003 concerning quality requirements for liquid fuels (Journal of Law from 31 December 2003), diesel with content of sulphur below 10mg/kg should be available in Poland starting from 1 January 2005 and from 1 January 2009 only diesel with the content of sulphur below 10mg/kilo could be available for sales. Due to works undertaken production technology for a new kind of diesel oil with content of sulphur below 10mg/kilo was developed. Tests of physical, chemical and functional properties of base and finish fuel were performed. The quality requirements for the new kind of fuel were set. Compatibility of upgrade additives with chosen engine oils was also tested.
3. Work: "Testing of low-temperature properties and selection of cold flow improver to diesel and light heating oils, which include the components from hydro-cracking after revamping". Contractor: Institute of Oil

Technology in Krakow. The necessity to undertake such works results from the fact that component of diesel and heating oil coming from hydro-cracking is difficult to cold flow improver properties and even slight change in its production technology can make it difficult to meet the low-temperature properties required by standards or even make it impossible.

4. "Technology development of new unleaded petrol ("Extreme") with extreme high properties and technology of racing petrol." Contractor: Institute of Oil Technology in Krakow. As a result of conducted works, two variants of technology production were prepared:
   - fuel with extreme high drivibility properties,
   - fuel for rally cars with engines without turbo compressors and with engines with turbo supercharging.
5. "Technology development of light heating oil Ekoterm Plus with content of sulphur not higher than 0.10% (m/m)". Contractor: Institute of Oil Technology in Krakow. Within the works conducted, tests of physical, chemical and functional properties of base light heating oil with the content of sulphur below 0.10% (m/m) were carried out.
6. "The use of atmospheric residue of Hydro-cracking as a raw material for base oils II group with the Oil Department installations. "Contractor: Institute of Oil Technology in Krakow.
7. "Laboratory and engine quality assessment of diesel Ekodiesel Plus 50 according to the Company's Standard". Contractor: Central Oil Laboratory in Warsaw.
8. "Improvement of recipes and production technology of PETRYGO Q for industrial and laboratory scale." Contractor: Warsaw Technical University, Institute of Chemistry in Plock.

In 2004 a lot of work resulting from law and formal requirements of conclusions and recommendations included in different reports and analysis was done. The purpose of this work is to limit the environmental risk which results from the Dominant Company's activities, to improve the safety of employees operating technology objects, to improve the safety for local society and to create the Group reliability among workers and its environment. These works included:

1. Work: "Development of security conception concerning premises close to HF alkylation's installation in a case of outflow of hydrogen-fluoride acid." Contractor: ORLEN Projekt S.A. in Plock. The necessity to perform works resulted from conclusions included in security report prepared for Main Plant of the PKN ORLEN S.A in Plock.
2. Work: "Comparison of Polish and British approach to risk minimization of soil and underground water pollution caused by new-built petrol stations in the respect of securities related to the risk of water-soil environment pollution". Contractor: WS ATKINS Polska Spolka z o.o. located in Warsaw. Formal requirement – the report will be used during negotiations on conditions of insurance against the risk of "increasing environmental pollution" on new-built petrol stations.
3. Work: "Performing analysis of dust, falls and soil according to Wojewodship Office's decision". Contractor: Research and Development Centre PR in Plock. Wojewodship Office's decision – sign OS.I.7640/4/97 as of

23 December 1997 which obliges the Group to conduct environmental monitoring.

4. Work: "Carrying out of guarantee measurements on reconstructed boiler OOG-320(K2) in Heat and Power Generating Plant of PKN ORLEN S.A.". Contractor: Research and Measurement Plant of Power Engineering "ENERGOPOMIAR" Sp. z o.o. in Gliwice (Zaklad Pomiarowo-Badawczy Energetyki "ENERGOPOMIAR" Sp. z o.o. in Gliwice). Formal requirement – necessity to confirm basic parameters of the boiler work after its reconstruction (the parameters are guaranteed in the contract), determination of the basic pollutions emission and measurement of the noise level.
5. „Preparing long term forecast for fuel and energy economy development till the year 2025, particularly for the issue concerning liquid fuel". Contractor: Agency of Energy Market in Warsaw. This obligation resulted from the Act as of 10 April 1997 – Energy Law, which obliges the Minister of Economy to prepare, in cooperation with appropriate ministers, framework for state policy concerning the long term (not shorter than 15 years) forecast for the development of energy and fuel economy. The necessity to finance these works by the Company results from settlements and obligations imposed on the Company.
6. „The Concept of fire alarming and detecting gas hazard for PKN ORLEN S.A., the Main Plant in Plock." Contractor: NOMA 2 Sp. z o.o. in Katowice – recommendations of After Alarming Commission, the need for increasing the security level.
7. Performing and updating of "Cards for characteristics", "Written instructions for Drivers" and "Certificates" for the Company's products, unfinished goods and waste. This work results from the Decree of Minister of Health and Social Security Policy as of 21 August 1997 (with this year amendments) concerning hazardous substance which pose danger for men's health and life – the producer and supplier of hazardous chemical substance is obliged to have cards for characteristics of this substance, make it available for receivers for free and inform them about all introduced changes.
8. Work connected with current monitoring of corrosion process in production installations. In 2004 the following installations were subject to constant control: DRWII, DRW III, DRW IV, DRW VI, and vapour generator on DRW II, Installation of Slot Distillation Unit, Cracking Installation for Catalysys II and Hydro-cracking Installation, OLEFINY II.
9. "Analysis of microbiological purity of engine fuel, diesels and heating oil in new terms of preventive dosing of biocides". Contractor: Institute of Oil Technology in Krakow.

The care for our clients makes as to order different kinds of works connected with not only the quality control of our products, but also examining the influence of external factors on products quality and works connected with lowering the negative influence of our products used in exploitation on the environment. Such works include:

1. „Assessment of user's properties of light heating oil". Contractor: Institute of Oil Technology in Krakow.
2. „Preparing purifying technologies for used radiator liquids with the membrane method." Contractor: Industrial Chemistry Institute in Warsaw.

Major Capital Group companies achieved following progresses in the field of research and technical development:

Anwil S.A.

1. In February 2004 the realization of project „The Change in technology of production of chlorine from diaphragme to membrane" in Factory of chlorine and soda liquor was begun after signing in January 2004 the contract with Uhde company, which is the supplier of technology and key process equipment.

Rafineria Nafty Jedlicze S.A.

1. Working out the technology and introducing to the production and to commercial offer the following new products:
   - oil Formex 2, for lubricating of steel and wooden forms,
   - separation oil, used for making of hydrous-oil emulsion,
   - oil Syntetic Platinum Gear Gl 5 75W/90, for car transmission,
   - lubricant Unitex, for tram tranction, biodegradated,
   - organic solvent for general use,
   - heavy heating oil olej opalowy S-EKO having high ecological quality (sulphur content below 0.05%).
2. Working out the recipes and quality checking of following new products, which are not in production yet (oils: Amortyzol 18, Amortyzol 22, oil for gas springs, hydraulic oil HM/HV-22 complying with client's requirements, unleaded petrol E Plus with plastic components).
3. Modernization of few products' recipes for oils for transmissions, cars (Hipol) and industry (Transol), electroinsulating oil, oils for turbines (TU), lubricants: Bentomos 23, Bentor 2, lubricants CSW, lubricant STP, blacking lubricant, lubricants for machines and lubricants Kalton.
4. Preparing of technological instructions and carrying out industrial tests for redistilling of raffinate from aromatic extraction, in order to analyse the technical possibilities for adaptation of existing devices for solvents production.

Rafineria Trzebinia S.A.

1. Beginning of Rafineria Trzebinia S.A. Brand's protection (wordly-graphic Brand nad graphic brand) in Wspolnotowe Znaki Towarowe (CTM) system in the scope appropriate for all Capital Group Rafineria Trzebinia S.A. and EURONAFT TRZEBINIA brand's protection (wordly brand) in Wspolnotowe Znaki Towarowe (CTM) system.
2. In November 2004 the production of Biodiesel was biegun basing on the invention „The way of creation of esters of aliphatic acids with monohydroxide alkyl alcohols and its use" P-WO 0075098.
3. In Ekonaft company; working out the technology and obtaining the license for heavy heating oil production with using of components from waste materials.
4. In Naftowax company; optimization of deoiling under the Sulzer's method and building of installation for hydrofining of parffins.

5. In Euronaft company; building and staring-up an installation for torches and candles production.

ORLEN-Oil Sp. z o.o.

1. In 2004 the broad range of products was introduced into production and sale (engine and hydraulic oils, lubricants and liquids, car cosmetics).
2. Due to withdrawal the leaded petrol from production, at the end of the year 2004, ORLEN OIL spreaded its commercial offer with potassium supplement to unleaded petrol called Unikat +.

ORLEN Asfalt Sp. z o.o.

1. Working out the technology for asphalt with higher qualities.

ORLEN Gaz Sp. z o.o.

1. In 2004, the company was carrying out research for applying refining supplements in liquid gas used for supplying of engine installations LPG and transport trolleys and for heating purpose. New propane butane gas is recognized as QGaz.

Petrolot Sp. z o.o.

1. The implementation of automatic distribution system of air fuel FHS and assisting the management of autotanks in the airports. The FHS German system is the one of the most modern, specialized systems for air fuel distribution and the only one in Europe which can communicate with itself; recertification of Quality Management System according with AQAP2120:2003 requirement.

A modern company is not able to operate without effective support from the information technology. IT secures all necessary sources relating to IT environment systems and architecture required to achieve the strategic goals of PKN ORLEN S.A.

The most important projects initiated and completed in 2004 in the Dominant Company:

1. VBM – Value Based Management – within the second phase of VBM, SEM-BPS system for budgeting and planning which covers all process in PKN ORLEN S.A. was implemented. For the project purposes the database in SAP-BW system was developed and 195 planning applications were implemented under the valid business concept.
2. European Union – adjusting business process and systems in PKN ORLEN S.A. and other companies from the Group to the new law solutions resulting from the EU integration.
3. Integrating FLOTA card system with European Orlen-DKV system through implementing co-branded Orlen-DKV cards. Customers service and card transactions settlement were integrated.
4. Changes in POS systems on fuel stations were implemented.
5. Sale of telecodes on fuel stations was implemented.

6. Second stage of implementation of new staff-wages system (SAP HR) was finished. New staff-wages system includes i.e. recruitment, employees' self-service and manager's desk.
7. Implementation of Help Desk system – modernization of IT tools in order to improve the internal client service quality through introduction of professional tool for contact with business user.
8. Introducing system of pin codes control of external fleet cards on fuel stations.
9. Implementation of software for the gastronomy on fuel stations.
10. Transfer of Oil Division to ORLEN-OIL, ensuring necessary infrastructure and service in key systems. Implementation of Oil Division into SAP HR system.
11. Implementation of the new employees' agreements in the companies PetroEltech and PetroMechanika into SAP HR system.
12. Implementation of salary's management in CM module in SAP HR system.
13. Change of infrastructure and software for data transmission and collection between stations.
14. Implementation of the system for Nuvit marketing analysis in DataMining technology which is based on VITAY system data.
15. Activating new hardware platform for VBM project and for production system (servers, discount matrix) of data warehouse SAP BW.
16. Project of technological upgrading Windows domain to Active Directory was carried out.
17. The new version of the system for managing the amendments implementation (Patch management) was introduced – SMS 2003.
18. Participation in implementation of systems within the production area: RIS (Refinery Information System) and participation in development of the concept for the dispatching system of fuel warehouses.
19. Implementation of central billing for stationary telephones.
20. Preliminary works and signature of the agreement concerning the Microsoft license (Agreement Enterprise/ Select) for PKN and the Capital Group.
21. Expanding access to the Internet. Rebuilding of interior nodes and activating additional digit item 2 Mbps.
22. Modernization of network installation Olefiny II and cabling of TA building (carried out by Investment Department).

The most important IT tasks in the entities from the Capital Group accomplished during the year 2004 are the following:

- **Anwil S.A.**

In the year 2004, SAP R/3 system reconfiguration was conducted due to changes in economic processes after Poland accession to EU.

- **Rafineria Nafty Jedlicze S.A.**

In the year 2004, the modernization of main centres of the corporate network was begun. This is connected with the replacement of active equipment and using faster standard: FastEthernet. After Poland accession to EU, due to

creation of customs depots in the Company, modifications and functional changes of SAP R/3 were carried out: CN codes, modifications of programs for printing and modifications of blank forms: Order, PZ documents and Invoices, Program printing of ADT and recording ADT to ADT register, Register of ADT received and reports from the register in different configurations, Batch-Input used for the creation of indexes in new depots.

In 2004, analytic works concerning the planning implementation in 2005 of the new system for balancing the production were carried out, moreover programming works concerning the adaptation of bookkeeping module to International Accounting Standards (IAS) requirements were begun.

- **ORLEN Gaz Sp. z o.o.**

Changes in IT area:

1. Operation rationalization of data communication connection system in RGP.
2. Collateral security of corporation network by additional antivirus software.
3. Collateral security of corporation network by configuration change in CISCO equipment.
4. Change of addresses and delegation of public addresses which increase the possibility of ORLEN GAZ Sp. z o.o. IT infrastructure development by additional servers.
5. Exchange of database motor SYBASE from version 6.0 on version 8.0. on each RGP and on the company headquarters' servers.
6. Exchange of BACK-OFFICE management assistance system from MOS v. SQLX to MOS.Net in technology recommended by Microsoft DOT.NET on each server and work station in the company.
7. POLPAK project concerning limitation of costs of data communication connections usage, VOIP and terminal functionality test of the application in the future.
8. Beginning of the implementation of the software for tangible assets servicing called ORACLE EBS (the implementation was finished in February 2005).
9. Beginning of the project called CALL CENTER.

- **Ship Service S.A.**

Changes in the IT area were carried out: the accounting computer system Dynamics version 7.5 was implemented.

- **ORLEN Wir Sp. z o.o.**

To changes in the IT area belong implementation of the program for cost calculations of works and the program for making projects

- **ORLEN Transport Krakow Sp. z o.o.**

Starting with January 2004, new staff and wages program, computer accounting program and transportation program were implemented. These implementations were made to unify and to corelate data warehouses, to ensure the availability of current financial outcomes and other data. The new system gives much more analytic possibilities,

which were not available under the previous system.
Moreover, the program rejestr and the monitor GPS were implemented. These implementations facilitate the precise digit analysis of drivers' works, routes of cars over Poland and Europe and the quantity of kilometers made and quantity of petrol used.

- **ORLEN Projekt Sp. z o.o.**

Authorized IT system (developed in 100% by ORLEN Projekt) named Si/Projekty (software based on Oracle network database) was introduced, it concerns the company management assistance, planning, realization control and production settlement.

- **IKS Solino S.A.**

In the area of IT:
1. Updating of integrated version of IT system.
2. Completing works concerning installing computer system for work time register.
3. Implementation of electronic documents cycle via the intranet and the internal mail.
4. Starting works concerning the modernization of internet access and concerning the increase of the security level of local computer network.

- **ORLEN Deutschland AG**

In 2004 company IT structure and IT solutions were confront with a difficult integration task of all SAP systems existing in individual companies of ORLEN Deutschland. Integration task was realized and finished successfully. Technical support of integration process was provided by CSC Austria, constant company advisor on SAP matters. ORLEN Deutschland works now on SAP R/3 4.6c version.

- **Basell Orlen Polyolefins Sp. z o.o.**

The main IT system in Basell Orlen Polyolefins is SAP R/3. There are another systems integrated with SAP R/3 such as: WAGA and Champs (maintenance and repair system). There is also real time PI system in the company used for supervision of working installation. Above mentioned systems are outsourced from PKN ORLEN S.A., moreover the company uses as agent the system SAP from Basell. At the moment 3 significant projects are being carried out:

1. Integration of SAP R/3 in PKN ORLEN S.A. with SAP R/3 system in Basell in order to improve all logistic processes
2. Building of SAP R/3 system for BOP related entity – actual name: Agryppa Sp. z o.o., which will sell polyolefins on the Polish market as a commission agent.
3. Implementation of "EUREKA" system based on the data warehouse and used for planning and reporting.

V. POLICIES CONCERNING THE DOMINANT COMPANY AND THE CAPITAL GROUP DEVELOPMENT

- **Strategy of development of the Dominant Company**

In February 2005 the Supervisory Board approved a new strategy for PKN ORLEN S.A. determining trends till 2009, called "Value Creation Strategy of PKN ORLEN". It bases on accomplishment of the three basic targets: improvement of an internal efficiency and investments, enhancement of the core business on the domestic markets and searching opportunities for development on new markets and areas of activity.

The increase in internal efficiency and generating maximal return on equity are the priorities of the Company. The investments in the core business of the Company (refining and retail sales), identification of actions in the petrochemical sector and development of the retail sales network are designed for achievement of the priorities. The increase of production potential in refining sector will ensure higher production of diesel, that has good business forecast in the future and will be the basis for strengthening the petrochemical segment. As for the retail sales the strategy is aimed at achieving the position of a regional retail sales leader (at least 30% share in the Polish market till 2009). The restructuring plan of the Capital Group assumes selling the entities of non-core business, simplifying and introducing a clear structure as well as implementing segment management.

The above actions, as well as some investments from the area of the Group core business, including first of all purchase transaction of UNIPETROL that is at present subject to antimonopoly proceedings in front of the European Commission that will allow to strengthen the position of PKN ORLEN S.A. on the domestic market.

Searching for opportunities to develop in new areas will concentrate mainly on regions with a high potential of growth, and all the possible investments will be subject to strict financial analysis to prove whether achieve profitability ensuring long term value growth of the Company.

One of the areas that encounters the Company's interest will be considering the possibility to enter the sector of searching and exploration of crude oil.

The strategy determines financial goals to be achieved at the end of 2009:

• EBITDA	over PLN 6 billion
• ROACE	17.5%
• CAPEX between 2005-2009	PLN 1.7 billion (annual average)
• Financial gearing	30-40%
• The rate of dividend paid	30%

- **Development of the retail sales**

On 2 March 2005 PKN ORLEN S.A. announced "PKN ORLEN 2005-2009 Retail Sales Development Plan in Poland". Main elements of the plan are: restructuring of retail network till 2009 and potential acquisitions to strengthen the market position. Capital expenditures are necessary for optimization and restructuring of the chain

through building new stations, rebranding and upgrading the stations, and through implementing new product strategies. The Company plans to increase its share of non-fuel products in total margin. There is also a need for reorganization of retail sales department. The prepared program for individual customers assumes segmentation into Premium and Economy brands. Premium under ORLEN brand will be addressed to the value and quality sensitive customers. Economy standard will be orientated for price sensitive customers. In 2009 the planned structure of the network will comprise of around 1,000 Premium stations (under the ORLEN brand) and around 900 Economy stations.

- **Integration with Unipetrol**

On 4 June 2004 PKN ORLEN entered into an agreement with Czech National Property Fund ("NPF") in order to acquire 62.99% stake in Czech oil and petrochemicals group Unipetrol a.s. ("Unipetrol"). Those shares were offered in the public auction. A large portion of the funds for the financing of this transaction has been already hedged in the form of the currently available credit limits and short term investments. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. Talks between PKN ORLEN S.A. and actual creditors concerning gaining their support for this transaction were completed with a positive outcome. PKN ORLEN S.A. is confident that the needs of Unipetrol for financing will be settled on Czech banking market.

This transaction will strengthen the position of PKN ORLEN S.A. in refinery and petrochemical sector in Middle-East Europe and also improve the Company's competitiveness as well as will be a strong point in the future consolidation process in the region. This will enable to introduce common better management standards to the acquired structures, and to more efficiently use the possessed assets through proper combining them into business chains, in order to achieve synergy effects.

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousand tons of polypropylene, and 320 thousand tons of polyethylene HPDE annually. The production of new objects will help to cover all the needs of the fast developing market. Due to that undertaking, in the first half of 2005 the factory producing polyethylene HDPE will be activated, which is the sole one in Poland. The polyethylene is currently available on domestic market only through import.

- **Retail activity in Germany**

In 2002 the Dominant Company purchased about 500 petrol stations in the area of northern Germany and has been operating using two brands: ORLEN and STAR. As a result of the purchase of petrol stations in Germany, the Dominant Company possesses over 2.4 thousand petrol stations. Performance of PKN ORLEN S.A. in Germany allows to achieve more flexibility in the area of sales of its products and creates opportunities to conclude swap

transactions with the largest customers in the region, which contributes to further increase in efficiency and competitiveness of PKN ORLEN S.A. On the other hand the competitiveness of the German market expressed among others in narrowing retail margins causes that ORLEN Deutschland AG does not realize assumed business goals with the present scale of activities.

- **Comprehensive Operational Cost Cutting Programme in the Company**

In December 2002 the Management Board of the Dominant Company took a decision to implement comprehensive operational cost cutting program in years 2003-2005 within two phases. In the first phase the potential of cost reduction and the detail concept of the plan were identified and estimated, consisting in the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and monitoring their results. As a result of the program implementation operating costs in all areas of activities will decrease significantly. In 2004 the implemented initiatives generated savings of PLN 637 million. At the same time the impact on the operating result amounted to PLN 378 million.

- **Value Based Management**

PKN ORLEN S.A. activities concentrate on realization of the principal strategic aim which consists in creating value for shareholders through building and maintaining competitive and structural advantage and achieving the highest standards of operational activity. The tool for realization of these plans is among other the implementation of the Value Based Management (VBM) program. The main objective of VBM program is to direct the strategy of PKN ORLEN S.A. towards creating value for shareholders. The principal purposes of the project are to establish a sound platform for the performance of strategic goals, to increase the financial potential and operational efficiency, to enhance the Dominant Company's competitiveness in Poland and in the region, and to strengthen competence and motivation of the management throughout the Dominant Company and the Capital Group. Value Based Management supports realization of the Dominant Company's strategy, particularly achieving the leader position in the Middle Europe and a constant increase in value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that management systems are based on the Shareholders Value Added (SVA).

Further works include building of IT tools and supporting in the implementation. The solutions supporting budgeting process will be implemented as the first in the SAP/SEM system. In further stages of implementing works, the solutions in such areas as: basic VBM reporting, balance score card, medium-term planning, management by objectives (MBO) and Capital Group consolidation and management will be built into SAP|SEM. The last stage of implementing works is preparing IT solutions in the area of operation reporting.

- **Effects of optimization programs in the Dominant Company**

The cooperation with the company Shell Global Solutions Internationals results in optimization of

production time of installations and decreases maintenance costs. The aim of the MERIT program is implementing uniform risk management methodology in the whole plant. This will make possible to take consistent decisions concerning commissioning repair works, taking into consideration their profitability and the impact on operational safety of the installation.

- **Investment program in PKN ORLEN S.A.**

In 2004 the Management Board prepared and initially approved „Program for Development of Main Plant for 2005 – 2010 and Perspectives for Development after the year 2010". Essential investments necessary to adapt the production to changing law and market requirements were specified in this document. In general until the year 2009 the Dominant Company plans to increase the production capacity of diesel by approximately 30% and to have implemented the program specified as "non-fuel use of petrol fractions". In practice, the first direction of development includes upgrading of Hydrodesulfurization of Diesel installation (HON) VI, rebuilding of reactor for the Hydrodesulfurization of Gudron installation and building of new HON VII installation. Entering the paraxylene (component for production of plastics) market, which constitutes the second direction of development, provides opportunities for creation of value for the shareholders.

- **Loyalty programs in the Dominant Company**

The loyalty programs FLOTA POLSKA and VITAY (described in details in introduction) proved to be successful on the retail market. One of the targets of the above mentioned programs is to create strong relationships between a client and PKN ORLEN S.A. The FLOTA POLSKA program launched the expansion on external markets. A significant agreement with the association of Lithuanian land carriers was concluded. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. Prepaid cards provide high level of security and have advantages of so-called "electronic purse".

In September 2004 PKN ORLEN S.A. and DKV EURO SERNICE GMBH signed an agreement concerning the introduction of new co-branded DKV/ORLEN card which will enable to purchase fuel, other products and services in above 40 countries in Europe without cash.

In the future the card programs of PKN ORLEN S.A. will be focused on both steady gaining of new clients and offering current clients new services and new more attractive forms of sales.

- **Prospects of development of the companies of the Capital Group PKN ORLEN S.A.**

The mission of PKN ORLEN S.A. towards the Capital Group is „Creation of effective Capital Group generating long-term value added for shareholders of PKN ORLEN S.A. and ensuring the increase of the value of PKN ORLEN S.A. for shareholders". The goal of companies from the Capital Group is to support the core business of PKN ORLEN S.A. in the area of processing, distribution, logistics and sale of refining products.

PKN ORLEN S.A. has direct stakes in 80 entities. The companies from the Capital Group can be divided into different ways, in particular in terms of their core business:

- Strategic companies which include: Rafineria Trzebinia S.A., Rafineria Jedlicze S.A., Anwil S.A., IKS Solino S.A., Naftoport S.A., ORLEN Asfalt Sp. z o.o., Basell Orlen Polyolefins Sp. z o.o., ORLEN Oil Sp. z o.o.;
- Distribution companies which include: ORLEN Gaz Sp. z o.o., ORLEN Deutschland AG and 7 fuel companies – Regional Market Operators: ORLEN PetroCentrum Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN Petroprofit Sp. z o.o., ORLEN PetroZachod Sp. z o.o., ORLEN Morena Sp. z o.o., Petrolot Sp. z o.o., Ship-Service S.A.;
- Strategic support companies in the area of transport's logistics, which include: rail transport company - ORLEN Koltrans Sp. z o.o. and 7 land transport companies located around the whole country: ORLEN Transport Plock Sp. z o.o., ORLEN Transport Krakow Sp. z o.o., ORLEN Transport Nowa Sol Sp. z o.o., ORLEN Transport Slupsk Sp. z o.o., ORLEN Transport Kedzierzyn Kozle Sp. z o.o., ORLEN Transport Szczecin Sp. z o.o., ORLEN Transport Olsztyn Sp. z o.o.;
- Maintenance and support companies in Main Plant in Plock, which include 2 companies: ORLEN Automatyka Sp. z o.o., ORLEN Wir Sp. z o.o.
- Service companies, which include 3 companies located around the whole country: Zaklad Urzadzen Dystrybucyjnych Sp. z o.o., Serwis Nowa Wies Wielka Sp. z o.o., Serwis Mazowsze Sp. z o.o.
- Other companies including 23 companies with different core activity, located around the whole country.
- Minority companies including 26 companies in which the Company owns less than 20% stake in the share capital. Shares of these companies were acquired mainly as a result of receivables conversion and on most of them the Company recognized impairment provisions.
- Polkomtel S.A.

The purpose of PKN ORLEN is to build a strong Capital Group supporting its core activities in terms of processing, distribution, logistics and sale of refining products by:

- Undertaking operating and investing activities to realize the economic goals i.e EBITA of PLN 6 billion in 2009 as defined in the „Value Creation Strategy";
- Enhancing the position in the core business companies and controlling their activities. In 2004 among others the Company repurchased shares in fuel companies from minority shareholders;
- Implementing limited segmental management by ensuring coordination between business centers in the PKN ORLEN S.A. and the companies;
- Restructuring the core assets, their consolidation to build the value of the Capital Group companies;
- Disinvesting the non-core assets in order to finance the core business. In 2004 shares in 5 non-core companies were sold. At present the process of selling other transport, maintenance and service companies, recreation and leisure companies, and others with different kinds of activities as well as the company Polkomtel is in progress;
- Investing in companies crucial to the Capital Group – investments within an area of heavy chemistry synthesis and purchase of shares in the following companies: Zaklady Azotowe Tarnow, Zaklady Azotowe Kedzierzyn

Kozle is considered.

The factors resulting in development of the Capital Group are as follows:

- The plans of the Capital Group relate to development and investments in areas regarded as perspective and providing above the average economic value and market growth;
- Connection with the core business of PKN ORLEN S.A. is the second most significant factor determining the decision to keep the company in the Capital Group. The more correlated the activities of the particular company are with the core activities of the Capital Group or the company is involved in the channel of distribution of PKN ORLEN S.A. and contributes to the margin, the more probable is that the company will be kept in the portfolio;
- Other factors (social, necessary actions and events supporting local society) less essential, though might be taken into account when taking decision concerning the sale of shares in the companies.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS IN 2004 AND AFTER THAT DATE, UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

The most important events that were subject to current reports during the period and after the date of its ending in relation to the Dominant Company were presented in its standalone financial statements.

On 14 April 2005 the agreement was concluded concerning sales of 24 stakes with a nominal value of PLN 589,000 each and a total nominal value of PLN 14,136,000 constituting, on the day of signing of the agreement, 30.77% of the share capital of Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp.z o.o. ("Naftoport") between PKN ORLEN as seller and PERN "Przyjazn" S.A. ("PERN") as buyer.

The most important events that took place in other entities constituting the Capital Group of PKN ORLEN and not mentioned in the standalone financial statements of the Dominant Company are as follows:

- **Rafineria Trzebinia S.A.**

1. Conclusion of the agreement on general performance on the installation of hydrorefining of paraffins with the company Prochem on 29 March 2004.
2. Extinguishing of the tax amounts outstanding to the Treasury State due to excise duty and VAT. Tax outstanding amount in relation to VAT were extinguished by the decision of the Head of the Treasury Office of Malopolska from 30 April 2004. On the other hand tax outstanding amount in relation to the excise duty resulting from the decision of the Head of Custom Office were extinguished by the decision from 19 April 2004. The carried out restructuring proceedings concerning tax outstanding amounts of Rafineria Trzebinia S.A. for the years 1999-2001 was ended by the decision of the Head of Treasury Office in Chrzanow from 12 March 2004.
3. Contribution in kind of tangible assets to the company Naftowax on 9 June 2004.
4. Starting of the installation of biodiesel in November and starting production of methyl ester of rape oil.

- **Ship-Service S.A.**

The company received the duty-free import quota for navy fuels with significant delay, i.e. at the beginning of September 2003. As a result the company had to import fuel with duty, which has a substantial impact (25%) on the cost of purchased goods.

- **Anwil S.A.**

1. Further stabilization of shareholders structure of the company, The half of the profit for 2003 was destined for purchase of own bearer shares at the price of PLN 13.43 per 1 share in order to redempt them voluntarily. The purchase was started on 1 July 2004 and ended on 6 December 2004 - 1,458,460 shares were purchased. In 2005 the Extraordinary Shareholders Meeting of ANWIL S.A. is planned in order to take a resolution concerning redemption of shares and decreasing the share capital with the change of the company's Articles of Association.

2. Realization of the strategy of the companies not important taking into consideration the activity of the company,. In 2004 the following sales of shares were made:
   - Dom Wczasowo-Sanatoryjny "PERLA" in Ustka Sp. z o.o. – June
   - Przedsiebiorstwo Wielobranzowe EURO-TRANSCHEM Sp. z o.o. – August
   - Przedsiebiorstwo Handlowo-Uslugowe TRANSCHEM Sp. z o.o. – September
3. Sales by ANWIL S.A. of the leased assets in 2004 to the companies:
   - Przedsiebiorstwo Wielobranzowe EURO-TRANSCHEM Sp. z o.o. – December
   - Przedsiebiorstwo Handlowo-Uslugowo-Produkcyjne TRANSCHEM Sp. z o.o. – October
   - Abandonment of the ownership of fixed assets and lands in favour of the Gmina Miasta Wroclaw
4. Taking further stakes in Polish-Korean project of construction of installation of granulated products PET.
5. Selection and signing of a contract with the company Krupp UHDE as a licensor of the modernized chlorine manufactory. The total amount of investment expenditures will amount to PLN 247 million.
6. Reception by ANWIL S.A. (January 2004) a new certificate confirming compliance with the quality management system (QMS) and requirements of standard EN ISO 9001:2000.
7. Obtaining a certificate of compliance with the standard EN ISO 14001:1996. Certified System of the Environmental Management compatible with the standard EN ISO 14001:1996 operates in ANWIL S.A. since 2001 and is continuously improved.
8. Obtaining of the integrated permission – 16 April 2004. The permission was admitted by the Voyewodship of Kujawsko-Pomorskie and is first such a document issued in the region. It is a symptom of the care of ANWIL S.A. in relation to reliability of the company among customers, competitors and it constitutes a symptom of efforts aiming at operating in accordance with the environment.
9. Accession of ANWIL S.A. to the European commonwealth of the companies producing fertilizers.

- **ORLEN Oil Sp. z o.o.**

1. An increase of the share capital of the company up to the amount of PLN 75,093,000 and taking shares by PKN ORLEN S.A. in exchange for the cash contribution.
2. Purchase by ORLEN Oil Sp. z o.o. the assets constituting part of the Oil Division of PKN ORLEN S.A. as an element of the program of creating an integrated centre managing oil segments of the business of PKN ORLEN S.A.

- **ORLEN Gaz Sp. z o.o.**

1. Takeover of a subsidiary Petrogaz Lapy Sp. z o.o. by ORLEN Gaz Sp. z o.o. on 19 January 2004.
2. Establishing of Rozlewnia Gazu Plynnego on the basis of the assets of the subsidiary of Przedsiebiorstwo Gazyfikacji Bezprzewodowej S.A. in Plock.

- **ORLEN Deutschland AG**

1. In the firs half of the year 2004 there was a merger of the companies of ORLEN Deutschland into one company ORLEN Deutschland Immobilien GmbH and thereafter on 11 May 2004 the company ORLEN Deutschland GmbH was registered. Simultaneously an increase of the share capital of the company took place from EUR 30 million to the amount of EUR 60 million. On 27 May 2004 the District Court in Elshorn registered the company ORLEN Deutschland as a joint stock company under the name of ORLEN Deutschland AG.
2. On 26 January 2004 the company ORLEN Deutschland signed an agreement with the company Deutsche BP AG on the deliveries of fuels for the network of fuel stations in Germany in the period from 1 January 2004 to 31 December 2004.
3. In 2004 approval of first financial statements of the companies of ORLEN Deutschland took place in compliance with the German trade code and IAS standards. Moreover the consolidation of the financial statements of the companies of ORLEN Deutschland was performed and their consolidation in compliance with standards obligatory for PKN ORLEN was made. The financial statements were positively assessed by the auditor, which constitute a complete conclusion of the transaction of purchase of North Package and fulfilling all legal duties resulting from the purchase agreement.

- **Basell ORLEN Polyolefins Sp. z o.o.**

1. Launching the first portion of the loan in accordance to the agreement signed on 19 December 2003 "Loan agreement on realization of the project and short term loan"
2. Implementation of the Integrated Management System compatible with ISO 9001:2000, ISO 14001:1996, PN-N 18001 (quality, environmental protection and security) and certification of BVQL.
3. Obtaining permission of the Voyewodship of Mazowieckie in the area of protection of the environment (integrated emission of pollutants).

- **ORLEN KolTrans Sp. z o.o.**

1. Obtaining the license for transportation of goods and making available traction vehicles.
2. Launching the own road Plock – Wloclawek.

- **ORLEN Gaz Sp. z o.o.**

The Management Board took a decision to purchase an integrated part of the transportation company Euronaft Trzebinia within the realized program of merger of transportation companies within the Capital Group of PKN ORLEN. In relation to the above the company conducts talks with ORLEN Transport Poznan Sp. z o.o. on taking out a loan in the amount of PLN 1,500 thousand for financing this transaction.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENT

Important agreements the Dominant Company entered into 2004 are presented in the following list:

1. PKN ORLEN S.A. concluded following yearly agreements:
   a. with BP Polska Spolka z o.o. The subject of the deal is the sale of petrol and diesel oil to the company BP Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to about PLN 3,342,000 thousand (gross).
   b. with SHELL Polska Spolka z o.o. The subject of the deal is the sale of petrol and diesel oil to the company SHELL Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to PLN 1,920,000 thousand (gross).

2. On 7 January 2004 PKN ORLEN S.A. and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands, ("ConocoPhillips") concluded an agreement concerning the intention to cooperate in the process of privatization of UNIPETROL, a company operating in the Czech oil sector. The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the UNIPETROL companies and the potential terms of the purchase by the parties of some assets of UNIPETROL Group, in case of the PKN ORLEN S.A. successful participation in the UNIPETROL privatization. The agreement represents an early stage of the discussions between ConocoPhillips and PKN ORLEN S.A. and does not constitute a legally binding obligation of any party to enter into any future agreement.

3. On 9 January 2004 PKN ORLEN S.A. announced that on 6 January 2004 Basell Orlen Polyolefins Sp. z o.o. with its registered office in Plock ("JV Company") - a joint-venture company of PKN ORLEN S.A. and Basell Europe Holdings B.V. with its registered office in Haarlemmermeer, the Netherlands („BEH") - signed an advisory services agreement ("Advisory Services Agreement") between PKN ORLEN S.A., the JV Company and BEH. Simultaneously, PKN ORLEN S.A. entered into the agreement on construction and co-financing of infrastructure facilities with the JV Company („OSBL Agreement").

4. On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on sale of all the held shares (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, selling price amounts to PLN 7.2 million. There are the following conditions to be fulfilled before the promissory contract will be concluded: former sale by PKN ORLEN S.A. to the investor of both the devices/installation rented by Flexpol from PKN ORLEN S.A. and the real estate/property partially rented by Flexpol from PKN ORLEN S.A. The above mentioned sale requires shareholders' approval and UOKiK's (the Polish Office for Protection of Competition and Consumers) assent for the investor to buy the shares. The sale of all PKN ORLEN's shares of Flexpol Sp. z o.o. to Przedsiebiorstwo Produkcyjno-Handlowe

Gasior Sp. z o.o. took place on 28 July 2004. On the same date the promissory contract was concluded after the last condition had been fulfilled, i.e. sale by PKN ORLEN S.A. to the investor of both the devices/installation rented by Flexpol from PKN ORLEN S.A. for PLN 26.108 thousand (gross price) and the real estate/property partially rented by Flexpol from PKN ORLEN S.A. for PLN 12.932 thousand (gross price). It is also assumed that Flexpol will pay its so far shareholders a dividend amounting to PLN 3 million for the year 2003 (i.e. for PKN ORLEN S.A. the amount of PLN 1.2 million)

5. On 1 July 2004 the Dominant Company signed an agreement on sale of property constituting an integral part of the company functioning in the structure of the Group as the Oil Division for the total price of PLN 47,391,125.96 net (forty seven million three hundred ninety one thousand one hundred twenty five 96/100 PLN). The purchaser of the mentioned property is ORLEN Oil Sp. z o.o. located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as engine oils and lubricants. On the day of concluding the agreement, the stake of PKN ORLEN S.A. in the share capital amounted to 9%.

6. On 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of petrol and diesel oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million. The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004. PKN ORLEN S.A. possess 100% in the share capital of ORLEN Deutschland.

7. On 23 December 2004 PKN ORLEN S.A. and ORLEN Deutschland AG signed a short term loan agreement for the amount of EUR 60 million for the period from 27 December 2004 till 28 February 2005 to secure the tax liabilities of ORLEN Deutschland AG. The tax liabilities come out of ORLEN Deutschland's fuel trading operations. PKN ORLEN S.A. holds 100% stake in ORLEN Deutschland AG.

8. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with SHELL Polska Spolka z o.o. for the sale of petrol and diesel oil with an estimate gross value of PLN 1,905 million for delivery during 2005.

9. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with Orlen PetroCentrum Sp. z o.o. on the sale of petrol and diesel oil with an estimate gross value of PLN 1,173 million (gross) for delivery during 2005.

10. On 3 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with BP Polska Spolka z o.o. for the sale of petrol and diesel oil with an estimated gross value of PLN 2,377 million (gross) for delivery during 2005.

11. On 3 January 2005 ORLEN Deutschland AG signed an agreement with Shell Deutschland Oil GmbH, Hamburg for the delivery of fuels for PKN ORLEN S.A. stations in Germany during 2005 with an estimated value of PLN 2,443 million (EUR 600 million).

12. On 6 January 2005 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP AG for the purchase of petrol and diesel oil during 2005 with an estimated value of approximately EUR 700 million (approximately PLN 2,852.5 million).

13. On 12 January 2005 PKN ORLEN S.A. concluded a wholesale agreement with Rafineria Trzebinia S.A. for the sale of petrol and diesel oil with an estimate gross value of PLN 343 million for delivery during 2005. PKN ORLEN S.A. holds 77.1% stake in Rafineria Trzebinia S.A.

14. On 13 January 2005 PKN ORLEN S.A. concluded an agreement with Rafineria Trzebinia S.A. for the sale of petrol for pyrolysis with an estimate gross value of USD 1,084,257 (approximately PLN 3,369,763). The agreement is binding for the period 11 January 2005 till 31 January 2005. PKN ORLEN S.A. holds 77.1% stake in Rafineria Trzebinia S.A.

15. On 14 April 2005 sales agreement concerning 24 stakes at the nominal value of PLN 589,000 each and at a total nominal value of PLN 14,136,000 constituting as at the date of the signature of the agreement, 30.77% of the share capital Przedsiebiorstwo Przeladunku Paliw Plynnych "Naftoport" Sp. z o.o. ("Naftoport") between PKN ORLEN as a seller and PERN "Przyjazn" S.A. ("PERN") as a buyer. The most important decisions of the agreement were as follows:
    - Selling price of one stake amounts to PLN 2,820,512.82
    - Total selling price of 24 stakes amounts to PLN 67,692,307.68
    - Hedge of settlement of the amount will be a pledge on sold stakes.

    The agreement was concluded under the condition of satisfying all the following conditions at the same time:

    a. obtaining unconditional approval of the Head of OPCC of concentration through the purchase of PERN stakes or not making decision on this case before the deadline, in which the decision is to be taken. From the information received from PERN results that the company obtained an approval of the Head of OPCC on 24 January 2005
    b. giving permission by the Stakeholders of the company Naftoport expressed in the form of resolution to sell stakes – the condition was satisfied on 24 January 2005

c. statements of the stakeholders on not taking advantage of the firs purchase right in case of purchasing stakes – the condition was fulfilled on 21 January 2005.

On 1 February 2005 the Extraordinary Shareholders Meeting of Naftoport accepted changes to the Agreement of the Company Naftorport. The changed agreement secures interests of PKN ORLEN and other stakeholders of Naftoport in the area of guarantees of deliveries.

Simultaneously PKN ORLEN concluded long term trade agreements with Naftoport and PERN guaranteeing the security of deliveries of crude oil by sea and land transportation. Concluded trade agreements ensure PKN ORLEN to maintain the possibility to be supplied with crude oil by Naftoport on the conditions not worse than those before conclusion of the agreement.

As a result of sale of stakes PKN ORLEN possess 17.95% of the share capital of Naftoport. The remaining shares are possessed by:

a. PERN "Przyjazn" - 67.95%
b. Grupa LOTOS S.A. - 8,97%
c. Port Polnocny - 3.85%
d. J&S Services Ltd. - 1.28%.

Except for relations resulting from the above described sales agreement concerning stakes and trade agreements as well, there are no other relations between the issuer and people managing or supervising an issuer and a purchaser of stakes.

The sold stakes constitute 20% of the share capital of Naftoport, so they constitute financial assets with a significant value in compliance with $2 pos. 1 and 5 of the Decree of Council of Ministry from 21 March 2005 on current and periodical information published by issuers of securities.

Other companies of Capital Group entered into following agreements in 2004 (not mentioned in the part concerning the Dominant Company):

- **Basell Orlen Polyolefins Sp. z o.o.**

1. As a result of concluding the agreement from 19 December 2003 concerning loan for realization of the project and short term loan in the amount of EUR 350 million, a range of supplementary agreements were signed in the first half of 2004. They were the condition on which the loans were granted.

- **ORLEN Deutschland**

1. On 4 January 2005 PKN ORLEN S.A. issued corporate guarantees to the following companies: Holborn European Marketing Company Ltd, Deutsche BP Aktiengesellschaft, Shell Deutschland Oil GmbH for the total value of EUR 64 million and USD 56 million and sureties in the form of guarantee letters for the insurance company Zurich Versicherung AG in the total value of EUR 25 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels (total ca PLN 533 million).

- **ORLEN Powiernik Sp. z o.o.**

1. On 1 January 2004 the company ORLEN Powiernik Sp. z o.o.. purchased from Citibank Handlowy the volume of 1,287 bonds, issued by PKN ORLEN S.A. with nominal value of PLN 10.000 each, at the purchasing price of PLN 9,874.97 each in order to allocate available money resources.

- **Anwil S.A.**

1. In January 2004 Anwil S.A. signed the contract with the German company UHDE GmbH on modernization and extension of the existing production plant of chlorine and soda lye. The value of the contract amounts to EUR 19,450,000. Within this contract the company UHDE will deliver the licence, initial project and technical project and elementary device for the plant of chlorine. ANWIL will be responsible for the purchase of the other fittings and raw materials and the execution of building and assembling work.

- **IKS SOLINO S.A.**

1. On 2 February 2004 the company concluded agreement with PRWiG Warszawa for preparation of technical projects of holes G-14 and G-15 reconstruction; reconstruction of G-14 and G-15 holes on salt mine site and PMRiP in Gora close to Inowroclaw, drilling of G-14bis and G-15bis holes on salt mine site and PMRiP in Gora close to Inowroclaw, amounting to PLN 5,034 thousand
2. On 8 November 2004 the company concluded agreement with PRWiG Warszawa for drilling of G-34 and G-39 holes of 1,750 meters depth according to the technical project , execution of the motion plan concerning drilling of exploratory- store G-34 and G-39 holes, amounting to PLN 5,340,000 thousand net.

- **Rafineria Nafty Jedlicze S.A.**

1. On 1 September 2004 the company concluded agreement with PKN ORLEN S.A. for the period of one year concerning complex, exclusive and individual servicing of the installation "Dissolvent Production Plant".

- **Rafineria Trzebinia S.A.**

1. On 29 March 2004 agreements were signed with the company Prochem on general completion of installation of hydrorefinery of paraffin.

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
Dominant Company				
PKN ORLEN S.A.	leaded and unleaded petrol, diesel, heating, and special oils, lubricants, bitumen, polyethylene, polypropylene ethylene, propylene, butadiene, glycols, phenol, acetone	Poland and Europe	J&S Service&Investment Ltd	28 996 289
Subsidiary Companies				
Rafineria Trzebinia S.A.*	engine petrol, heating oils, base oils, lubricants, crude oil products, other products, paraffin for candles and torches, paraffin oil and mass for wood, paraffin specifics, candle products	domestic market and export	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., PetroCentrum Sp. z o.o. ZZGNiG, Zielona Gora, BMP Trading GmbH, JK Energy sp. z o.o. Patero, J&S Energy EWICO Sp.z o.o. and Zaklady Tluszczowe in Bodaczowie J&S Energy S.A. and Solvadis Polska	1 177 878
Rafineria Nafty Jedlicze S.A.*	engine petrol, diesel, heating and special oils, lubricants, patrols and paraffins, paraffin products (components)	domestic market and export	ORLEN PetroTank Sp. z o.o. Petrolinvest Sp. z o.o. Gdynia, J&S Energy, Warszawa; Baltex, Warszawa, ORLEN PetroCentrum Sp. z o.o.; ORLEN OIL; RN Trzebinia; Lubrizol, France; RohMax, Deutschland; C.H. Erbsloh Warszawa; ZCH Rokita, Brzeg Dolny	592 214
IKS Solino S.A.	brine, evaporated, iodinated salt, salt tablets, pickling salt, compact salt fuel storage service in PMRiP	domestic market and export	Janikowskie Zaklady Sodowe Janikosoda S.A., Anwil S.A. Wloclawek, IZCH Inowroclaw	112 134
Anwil S.A.*	polyvinyl chloride, sodium hydrate, ammonium nitrate, CANWIL- nitro-chalk, granulated PCV, mixtures and PCV plates	domestic and foreign market	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA	1 608 318
ORLEN-Oil Sp. z o.o.*	lubricants, base oils, other products, exploitive liquids	domestic and foreign market	Rafineria Nafty Jedlicze S.A., PKN ORLEN S.A. Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	558 089
ORLEN Asfalt Sp. z o.o.	Road, processed industrial bitumen, asphalt components	domestic market and export	PKN ORLEN S.A. Rafineria Trzebinia S.A. Kraton Polimer	454 682
ORLEN PetroTank Sp. z o.o.	Engine petrol, heating, diesel oils and liquid gas	Poland	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.	1 098 248

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
ORLEN PetroProfit Sp. z o.o.*	engine petrol, diesel, heating, engine, industrial oils, LPG, preparation and sales of refrigerating oils, polyethylene, polypropylene	eastern Poland	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., Petrotank Sp. z o.o.	501 929
ORLEN PetroCentrum Sp. z o.o.	engine petrol, heating and diesel oils, and liquid gas	Poland	PKN ORLEN S.A.	1 345 733
Petrolot Sp. z o.o.	aircraft fuel Jet A-1, aircraft petrol 100LL, car fuels	domestic and foreign airlines, mazowieckie region	PKN ORLEN S.A. Agencja Rezerw Materialowych S. A. Osrodek Badawczo Rozwojowy Przemyslu Rafineryjnego In Plocku	484 944
ORLEN Morena Sp. z o.o.	engine petrol, diesel, heating oils, propan-butan, logistics service	northern Poland	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ROMGAZ	271 764
Ship - Service S.A. *	IFO- Intermediate Fuel Oil, MDO- Marine Diesel Oil, MGO - Marine Gas Oil, oil, used up oil	domestic and foreign harbours (in Klajpeda, in Lithuania)	PKN ORLEN S.A. Litasco Ltd. Lietkomerc, Nau Shipping, Tintrade LTD	227 829
ORLEN PetroZachod Sp. z o.o.	engine petrol, diesel, heating oils, gas, Petrygo liquid, plastics, goods on petrol stations	Poland, wielkopolskie, lubuskie, dolnoslaskie, zachodniopomorskie regions	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o., Basell ORLEN Polyolefins Sp. z o.o.	588 953
ORLEN Deutschland Germany	engine petrol, heating, diesel oils, liquid gas	northern Germany	BP/Aral, Shell, Mabanaft, Holborn	8 633 635
ORLEN Gaz Sp. z o.o.	propane-butane; propane, butane	domestic market, eksport (Slovakia)	PKN ORLEN S.A., PROGAS, JK Energy & Logistics Sp. z o.o.	541 175
Zaklad Budowy Aparatury S.A.	Shell-and-tube heat exchanger, double pipe heat exchanger, process column, air cooler, power condenser and heater, pressure vessel, stock tanks, valve-cap shelves for columns, steel stacks, air and exhaust gas ducts, steelworks, spare parts for pressure apparatus, maintenance of crane devices under UDT	Poland	Rautaruukki Steel (Finland); BGH Siegen (Germany); Voest Alpine (Austria); Sandvik (Sweden); Slovrur (Polska); Hutmen (Poland); Thyssen Krup Energostal; Walcownia Rur Andrzej Sp. z o.o.; Klinger (Poland); IDT (Germany); Kempchen (Niemcy); Antonius Vesselheads (The Netherlands); Afflerbach (Germany); Huta Stali Czestochowa (Poland)	31 016
Petrotel Sp. z o.o.	telecommunication services, GSM activation services, materials	Plock and the environs	Polkomtel S.A., Exatel, Telekom Warmia Sp. z o.o.	32 464
ORLEN Projekt S.A.	design and typographical services	domestic market and export	-	18 916
ORLEN Medica Sp. z o.o.	health care services	domestic market	Vaccinates - GlaxoSmithKline, basic medicines, medical materials, parapharmaceuticals for average consulting rooms, - VITA pharmacy	12 900

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
ORLEN Automatyka Sp. z o.o.	installation, repairs and maintenance of control and measuring device, apparatuses and fittings	domestic market	Zaklady Automatyki POLNA S.A. PPH MAR-JAN S.J. ASCO JOUCOMATIC Sp. z o.o. PHU KLIMA-THERM PHU ELGAL, AMPER, SEMA Sp. z o.o. Emerson Process Management Sp. z o.o. INTROL Sp. Z o.o.	22 069
ORLEN Wir Sp. z o.o.	repair services compressors and turbins	Poland	„ALFA PLOCK" Pawel Porebski TRANSFER – BIS, Plock TRANSFER, Plock POLITEKNO, Krakow	10 127
ORLEN Transport Plock Sp. z o.o.	ADR transport, transport of goods and people, spedition, repairs, maintenance, sale of Petrygo, Ekotermu, fuels	Poland and Europe	PKN ORLEN S.A., ORLEN PetroProfit Sp. z o.o. ORLEN PetroCentrum Sp. z o.o.	74 241
ORLEN Transport Szczecin Sp. z o.o.	transport services	Poland, wielkopolskie, lubuskie, pomorskie, zachodniopomorskie regions	ORLEN Morena Sp. z o.o. ORLEN Transport Plock Sp. z o.o.	4 849
ORLEN Transport Krakow Sp. z o.o.	transport services	Poland and Europe	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o., ORLEN Oil Sp. z o., KrakGaz	29 744
ORLEN Transport Nowa Sol Sp. z o.o.	transport services; sale of petrol	Poland, lubuskie, dolnoslaskie and part of zachodniopomorskie regions.	ORLEN Morena Sp. z o.o. ORLEN Transport Plock Opony Serwis Piechnik Nowa Sol Ranis & Ranis Sp.Jawna Swietno	25 084
ORLEN Transport Slupsk Sp. z o.o.	transport services; sale of petrol	domestic market	PKN ORLEN S.A.	24 325
ORLEN Transport Olsztyn Sp. z o.o.	transport services	domestic market	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	15 612
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transport services, sale of fuels, sales of vehicles and vehicle equipment	Poland and Europe	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A, Pro-Naft sp. z o.o.	20 238
ORLEN KolTrans Sp. z o.o.	services of making available tanks and complementary activity	Poland	PKN ORLEN S.A., Transchem, Transpol, Hagans and Zaklad Naprawy Pojazdow Szynowych in Malborku	33 673
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernizations of fuel stations	Poland	BRUGG, AGROSTAL,	52 866
ORLEN Laboratorium Sp. z o.o.	laboratory services	domestic market, eksport (Germany)	PKN ORLEN S.A., Polskie Odczynniki Chemiczne S.A., Linde Gaz Polska Sp. z o.o., Inkom Instruments Co., Boc-Gazy Sp. z o.o., Syl&Ant Instruments, Ekma K. Antosik	41 002
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN S.A.	Plock	PKN ORLEN S.A.	30

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
Joint-venture Company				
Basell Orlen Polyolefins Sp. z o.o.	polyethylene, polypropylene, trust services to Basell Polyolefins Company	domestic market, eksport	PKN ORLEN S.A.,	1 074 864
Associated Companies				
Naftoport Sp. z o.o.	reloading services	domestic and foreign customers	-	64 657
Chemiepetrol GmbH	glycolysis, ksylen, PCV, kalczuki, fenol, soda	Germany	PKN ORLEN S.A., Anwil S.A., Dwory, Ciech	37 141

TRANSACTIONS WITH RELATED ENTITES

Transactions with related entities, where value of single transaction or total value of transactions during the year 2004 exceeds a PLN equivalent of EUR 500 thousand:

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
1.	ORLEN Gaz Sp. z o.o.	287 599,1	256 430,3
2.	ORLEN PetroProfit Sp. z o.o.	113 939,0	4 317,7
3.	ORLEN PetroTank Sp. z o.o.	807 072,8	11 517,9
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	844,2	30 055,7
5.	ORLEN PetroCentrum Sp. z o.o.	1 311 241,0	6 928,3
6.	PETROLOT Sp. z o.o.	401 037,7	1 715,1
7.	Rafineria Trzebinia S.A.	34 571,0	0,0
8.	Petrotel Sp. z o.o.	1 732,2	9 959,5
9.	Wisla Plock Sportowa S.A.	27,0	13 985,1
10.	ORLEN Medica Sp. z o.o	154,5	5 233,9
11.	ORLEN PetroZachod Sp. z o.o.	206 132,8	14 753,3
12.	ORLEN Projekt S.A.	455,0	12 043,3
13.	ORLEN Ochrona Sp. z o.o.	1 846,4	29 237,3
14.	Zaklad Budowy Aparatury S.A.	2 892,3	20 165,5
15.	ORLEN Transport Plock Sp. z o.o.	54 145,0	14 911,3
16.	Rafineria Nafty Jedlicze S.A.	29 773,8	0,0
17.	SHIP-SERVICE S.A.	98 263,7	809,4
18.	ANWIL S.A.	365 232,2	940,3
19.	ORLEN Automatyka Sp.z o.o.	485,1	18 339,8
20.	ORLEN Wir Sp. z o.o.	525,6	6 316,4
21.	ORLEN Budonaft Sp. z o.o.	982,9	50 926,0
22.	ORLEN Oil Sp. z o.o.	270 282,3	52 132,6
23.	Flexpol Sp. z o.o. (sold on 28 July 2004).)	6 599,1	0,0
24.	Serwis Mazowsze Sp. z o.o.	316,3	4 996,8
25.	Centrum Edukacji Sp. z o.o.	321,1	2 680,9
26.	Serwis Nowa Wies Wielka Sp. z o.o.	227,9	2 577,9
27.	ORLEN Transport Olsztyn Sp. z o.o.	4 009,3	5 330,1
28.	ORLEN Transport Lublin Sp. z o.o. (sold on 29 July 2004)	496,9	3 570,2
29.	ORLEN Transport Szczecin Sp. z o.o.	176,1	3 793,2
30.	ORLEN Transport Kedzierzyn-Koźle Sp. z o.o.	1 617,1	5 897,0
31.	ORLEN Transport Poznan Sp. z o.o.	1 898,0	7 914,9
32.	ORLEN Transport Slupsk Sp. z o.o.	10 430,4	5 247,5
33.	ORLEN Transport Krakow Sp. z o.o.	9 474,6	6 401,2
34.	ORLEN Transport Warszawa Sp. z o.o.	354,0	6 014,1
35.	ORLEN Transport Nowa Sol Sp. z o.o.	670,0	11 704,1
36.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	303 415,6	4 239,1
37.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	105,9	10 649,8

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
38.	ORLEN KolTrans Sp. z o.o.	4 491,5	22 115,6
39.	ORLEN Morena Sp. z o.o.	51 680,3	315,3
40.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	777 508,7	8 489,6
41.	ORLEN Laboratorium Sp. z o.o.	2 375,7	36 783,1
42.	NaftoWax Sp. z o.o.	9 434,4	0,0
43.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	2 860,4	10 004,5
44.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	5 397,1	6 921,5
45.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	6 571,9	8 223,0
46.	PPHU Piast Sp. z o.o. (sprzedana z dniem 25.05.2004r.)	23 187,1	8,1
47.	Petro-Oil SEEWAX Sp. z o.o.	1 041,1	12 381,7
48.	Petro - Oil Slaskie Centrum Sprzedazy Sp. z o.o.	1,2	6 158,7
49.	Petro - Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	0,0	3 353,5
50.	Petro - Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	0,0	3 798,5
51.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	88,4	10 985,9
52.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	50,8	13 348,9
53.	Petro-Oil Lodzkie Centrum Sprzedazy	0,0	4 572,8
54.	ORLEN Eko Sp. z o.o.	1 848,4	4 363,1
	Razem	**5 215 884,9**	**793 559,3**

For the purpose of the preparation of the report for the year 2004 the Dominant Company implemented a procedure involving collection of statements about transactions with related parties to enlarged extent in compliance with the actualized IAS 24 "Information revealed concerning related entities".

Transactions with related parties by persons supervising the Company (in PLN thousand):

	Sales	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	365,036	383,647	20,667	33,046	48,150
Physical persons	2,455				

* Transactions in the period of acting members of the key management by persons supervising the Company

In the period presented in the financial statements 23 persons acted as Members of the Supervisory Board of the Dominant Company. The Dominant Company did not gain relevant statements from 1 former Member of the Supervisory Board.

In 2004 the Members of the Management Board had not concluded transactions with related parties in compliance with IAS 24 "Information revealed concerning related entities".

Transactions with related entities were presented using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 31 December 2004 – equal - 4.5182 PLN/EUR.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS OF CAPITAL GROUP PKN ORLEN S.A. DURING THE YEAR 2004

In the period from 1 January 2004 to 31 December 2004 the Management Board of PKN ORLEN S.A. consisted of the following members:

Zbigniew Wrobel	President of the Management Board, General Director from 8 February 2002 to 29 July 2004
Slawomir Golonka	Vice-President of the Management Board from 8 February 2002 Vice-President of the Management Board, Sales Director from 12 March 2002 Vice-President of the Management Board, Strategy and Capital Investments Director from 4 May 2004 to 31 October 2004
Andrzej Macenowicz	Member of the Management Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board, Human Resources and Management Systems Director from 12 March 2002 to 1 November 2004 Vice-President of the Management Board, Human Resources Management and Administration Director since 2 November 2004
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board, Development and Production Director since 12 March 2002 Vice-President of the Management Board, Production, Wholesale Trade and Logistics Director from 4 May 2004 to 1 November 2004 Acting President of the Management Board and General Director from 16 August 2004 to 30 September 2004 Vice-President of the Management Board, Operating Director since 2 November 2004
Jacek Strzelecki	Vice-President of the Management Board, Finance and Economics Director from 11 July 2002 to 31 October 2004
Krzysztof Kluzek	Member of the Management Board from 22 April 2004 Member of the Management Board, Retail Sales and Marketing Director from 4 May 2004 to 18 October 2004

Jacek Walczykowski	President of the Management Board, General Director from 29 July 2004 to 16 August 2004
Igor Chalupec	President of the Management Board, General Director since 1 October 2004
Wojciech Heydel	Vice-President of the Management Board since 1 November 2004 Vice-President of the Management Board, Retail Sales Director since 2 November 2004
Cezary Smorszczewski	Vice-President of the Management Board since 1 November 2004 Vice-President of the Management Board, Capital Investments and Capital Group Director since 2 November 2004
Pawel Szymanski	Member of the Management Board since 18 October 2004 Member of the Management Board, Finance Director since 2 November 2004
Jan Maciejewicz	Vice-President of the Management Board, Cost Management and IT Director since 1 December 2004

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted of following persons:

Maciej Gierej	Member of the Supervisory Board from 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board from 28 June 2002 to 8 April 2004 Member of the Supervisory Board since 5 August 2004
Edward Grzywa	Member of the Supervisory Board from 21 February 2002 to 8 April 2004
Krzysztof Kluzek	Member of the Supervisory Board from 21 February 2002 to 22 April 2004
Andrzej Kratiuk	Member of the Supervisory Board from 21 February 2002 to 8 April 2004
Ryszard Lawniczak	Member of the Supervisory Board from 21 February 2002 to 5 August 2004
Grzegorz Mroczkowski	Member of the Supervisory Board from 1 March 2004 to 2 April 2004
Krzysztof Szlubowski	Member of the Supervisory Board from 21 February 2002 to 5 August 2004

Jan Waga	Member of the Supervisory Board from 21 February 2002 to 5 August 2004 Vice-Chairman of the Supervisory Board from 7 March 2002 to 8 April 2004 Chairman of the Supervisory Board from 8 April 2004 to 5 August 2004
Maciej Andrzej Kruk	Member of the Supervisory Board from 2 April 2004 to 8 April 2004
Jacek Bartkiewicz	Member of the Supervisory Board from 25 March 2003 to 1 March 2004 Chairman of the Supervisory Board since 5 August 2004
Orest Andrzej Nazaruk	Member of the Supervisory Board from 17 April 2003 to 8 April 2004 Secretary of the Supervisory Board from 14 May 2003 to 8 April 2004
Janusz Zielinski	Member of the Supervisory Board from 8 April 2004 to 5 August 2004
Marian Czakanski	Member of the Supervisory Board from 8 April 2004 to 11 June 2004
Andrzej Studzinski	Member of the Supervisory Board from 8 April 2004 to 5 August 2004
Jacek Walczykowski	Member of the Supervisory Board from 8 April 2004 to 29 July 2004 Vice-Chairman of the Supervisory Board from 8 April 2004 to 29 July 2004
Andrzej Wieczorkiewicz	Member of the Supervisory Board since 8 April 2004 to 5 August 2004 Secretary of the Supervisory Board from 8 April 2004 to 5 August 2004
Michal Stepniewski	Member of the Supervisory Board since 24 June 2004
Raimondo Eggink	Member of the Supervisory Board since 5 August 2004
Krzysztof Lis	Member of the Supervisory Board since 5 August 2004
Malgorzata Okonska - Zaremba	Member of the Supervisory Board since 5 August 2004
Piotr Osiecki	Member of the Supervisory Board since 5 August 2004
Ireneusz Wesolowski	Member of the Supervisory Board since 5 August 2004 Secretary of the Supervisory Board since 16 August 2004

Krzysztof Zyndul	Member of the Supervisory Board from 5 August 2004 to 30 March 2005 Vice-President of the Supervisory Board from 16 August 2004 to 30 March 2005

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN as at 31 December 2004 (presented below Supervisory Board members include only those representing PKN ORLEN SA)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President Member of the Management Board Supervisory Board	Grzegorz Slak Eugeniusz Woźniakowski Janusz Wisniewski – Chairman of the Supervisory Board Cezary Smorszczewski, Grazyna Tomala, Andrzej Lobodzinski, Krystian Pater
Rafineria Nafty Jedlicze S.A.	President Member of the Management Board Supervisory Board	Krzysztof Janas Adam Kozak, Ryszard Szyszlak Pawel Szymanski – Chairman of the Supervisory Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Woloch
IKS „Solino" S.A.	President Member of the Management Board Supervisory Board	Czeslaw Misterski Piotr Mrozinski, Jolanta Uzarczyk-Gerus, Andrzej Macenowicz – Chairman of the Supervisory Board Marek Bakula, Robert Bednarski, Wojciech Gurgacz, Artur Franczak
Anwil S.A.	President Member of the Management Board Supervisory Board	Benedykt Michewicz Teresa Szeligowska, Krzysztof Kaminski, Janusz Wisniewski – Chairman of the Supervisory Board Cezary Smorszczewski, Pawel Szymanski, Janusz Zielinski, Andrzej Barna

Naftoport Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Zakrzewski Andrzej Radzikowski Andrzej Macenowicz – Chairman of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN -Oil Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Andrzej Lyko Adam Gembala, Wojciech Glaziewicz Wojciech Heydel – Chairman of the Supervisory Board Robert Bednarski, Czeslaw Bugaj
Basell Orlen Polyolefins Sp. z o.o.	President Member of the Management Board Supervisory Board	Hartmut Luker Karol Marek Sep, Willem Adolf Eduardus Waelput, Malgorzata Wisnicka-Hincza Janusz Wisniewski – Chairman of the Supervisory Board Jan Maciejewicz
ORLEN Asfalt Sp. z o.o.	President Member of the Management Board Supervisory Board	Wojciech Hetkowski Miroslaw Wrona, Andrzej Zdzienicki, Arkadiusz Szyszka Tomasz Kwiecien – Chairman of the Supervisory Board Robert Bednarski, Dariusz Kusiak

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President Member of the Management Board Supervisory Board	Roman Lewandowski Andrzej Swiatkowski, Artur Dybowski Wieslaw Ejdys – Chairman of the Supervisory Board Tomasz Woloch, Wojciech Ostrowski
ORLEN PetroProfit Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Serwa Ewa Josko, Alina Mezynska Wieslaw Ejdys – Chairman of the Supervisory Board Wojciech Ostrowski, Krzysztof Sobieraj
ORLEN PetroCentrum Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Wysocki Aniela Michalik, Jozef Janiszewski Wieslaw Ejdys – Chairman of the Supervisory Board Wojciech Ostrowski, Krzysztof Sobieraj

Petrolot Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Kujawa Wojciech Weiss, Krzysztof Czujkowski Kazimierz Klek – Chairman of the Supervisory Board Tomasz Kwiecien
ORLEN PetroZachod Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Badura Przemyslaw Lesnik, Zenon Gawron Wieslaw Ejdys – Chairman of the Supervisory Board Dariusz Kusiak
Ship – Service S.A.	President Member of the Management Board Supervisory Board	Jerzy Krzystyniak Edmund Kazimierz Runowicz, Dariusz Sabalski Bogdan Zegar – Chairman of the Supervisory Board Tomasz Woloch Janusz Girszewski
ORLEN Morena Sp. z o.o.	President Member of the Management Board Supervisory Board	Izabella Olszewska Wanda Zubrycka Wieslaw Ejdys – Chairman of the Supervisory Board Wojciech Ostrowski, Krzysztof Sobieraj
ORLEN Deutschland AG	President Member of the Management Board Supervisory Board	Jean-Jaques Verschueren Michal Jonczynski, Josef Niedworok Igor Chalupec – Chairman of the Supervisory Board Jan Maciejewicz, Wojciech Heydel, Przemyslaw Grabowski, Pawel Szymanski, Pawel Brochocki

LPG trading companies:

ORLEN Gaz Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Rokicki Bernard Cichocki Wojciech Heydel – Chairman of the Supervisory Board Dariusz Kusiak, Grazyna Tomala

Companies established from restructuring of the Dominant Company:

Zaklad Budowy Aparatury S.A.	President Member of the Management Board Supervisory Board	Jakub Chmielewski Leszek Luniewski Robert Bednarski – Chairman of the Supervisory Board Jacek Stanik, Malgorzata Olaszkiewicz
Petrotel Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Ostrowski Ewa Raczynska, Janusz Sawicki Andrzej Lobodzinski – Chairman of the Supervisory Board Piotr Wawak
ORLEN Projekt S.A.	President Member of the Management Board Supervisory Board	Zbigniew Rakowiecki Tomasz Sieradzki Konstanty Makal – Chairman of the Supervisory Board Malgorzata Olaszkiewicz, Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Reszelski Monika Bernacka Jerzy Adamus – Chairman of the Supervisory Board Malgorzata Olaszkiewicz Jacek Bielecki
ORLEN Laboratorium Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Plewicki Adam Wisniewski, Grzegorz Korytowski Dariusz Formela – Chairman of the Supervisory Board Agata Smiechowska-Wieczkowska
ORLEN Laboratorium Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Plewicki Adam Wisniewski Zbigniew Naskretski – Chairman of the Supervisory Board Krystyna Zelechowska

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Zdzislaw Nicewicz – Chairman of the Supervisory Board Monika Lobodzinska

ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Swiatczak Witold Kapela Zbigniew Belka – Chairman of the Supervisory Board Monika Lobodzinska

Transportation companies of the Dominant Company:

ORLEN Transport Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Jerzy Jasinski Roman Rutecki, Remigiusz Miecznikowski Marek Bakula – Chairman of the Supervisory Board Anna Jasinska
ORLEN Transport Szczecin Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Haczyk Bogdan Biskupski Artur Falkiewicz – Chairman of the Supervisory Board Krzysztof Sobieraj
ORLEN Transport Krakow Sp. z o.o.	President Member of the Management Board Supervisory Board	Robert Zaklina Piotr Tuniewicz Krzysztof Gawlowski – Chairman of the Supervisory Board Anna Jasinska
ORLEN Transport Nowa Sol Sp. z o.o.	President Supervisory Board	Leszek Gnitecki Henryk Jaworski – Chairman of the Supervisory Board Dagmara Gorzelana
ORLEN Transport Slupsk Sp. z o.o.	President Member of the Management Board Supervisory Board	Wieslaw Idzkowski Edward Klecha, Slawomir Myslinski Krzysztof Gawlowski – Chairman of the Supervisory Board Krzysztof Sobieraj
ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Kowalczyk Stanislaw Mastylo Krzysztof Gawlowski – Chairman of the Supervisory Board Dagmara Gorzelana
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President Supervisory Board	Michal Miklas Krzysztof Gawlowski – Chairman of the Supervisory Board Dagmara Gorzelana

ORLEN KolTrans Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Dorosz Czeslaw Wieczorek Marek Bakula – Chairman of the Supervisory Board Marcin Jezewski; Adam Wozniak

Other companies

Chemiepetrol GmbH	Management Board	Dariusz Dabrowa, Jurgen Kleiner
ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Revision Commission	Arkadiusz Lewak Malgorzata Mioduska Andrzej Barna - Chairman of the Revision Commission Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Wladyslaw Tetrycz Ewa Czernicka, Marek Truchan Monika Lobodzinska – Chairman of the Supervisory Board Rafal Jedrzejewski Walenty Cywinski

TOTAL NUMBER OF SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF THE DOMINANT COMPANY

As at 31 December 2004, 2,950 shares in PKN ORLEN S.A. were held by Raimondo Eggink, Member of the Supervisory Board. Other Members of the Management and Supervisory Board, as at 31 December 2004, did not possess any shares and stakes in PKN ORLEN S.A. and other companies of the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 31 December 2004:

Shareholders	Number of shares	Number of voting rights	Par value of shares	Share in share capital
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	17,32%
State Treasury	43 633 897	43 633 897	54 542 371	10,20%
The Bank of New York	48 480 908	48 480 908	60 601 135	11,34%
Other *	261 517 957	261 517 957	326 897 446	61,14%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

* According to the current report no 19/2005 issued on 7 March 2005, Commercial Union OFE BPH CU WBK possessed 21,040,915 shares of PKN ORLEN, constituting 4.92% of share capital of PKN ORLEN.

There are no agreements known according to which proportions of shares as possessed by the current shareholders could change in the future.

Management Board Commentary on Business Operations
Capital Group Polski Koncern Naftowy ORLEN Spolka Akcyjna
for the year 2004
submitted by the Management Board composed of:

....
Management Board President
Igor Chalupec

....	....	....
Management Board Vice-President	**Management Board Vice-President**	**Management Board Vice-President**
Wojciech Heydel	Andrzej Macenowicz	Jan Maciejewicz
....	....	....
Management Board Vice-President	**Management Board Vice-President**	**Management Board Member**
Cezary Smorszczewski	Janusz Wisniewski	Paweł Szymanski

Plock, 19 April 2005